As filed with United States Securities and Exchange Commission on May 28, 2021

Registration No: 333-255703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

____________________________________

Holicity Inc.

(Exact name of registrant as specified in its charter)

____________________________________

Delaware	6770	85-1270303
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 Carillon Point
Kirkland, WA 98033
Telephone: (425) 278-7100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________________

Craig O. McCaw
Chairman of the Board
Holicity Inc.
2300 Carillon Point
Kirkland, WA 98033
Telephone: (425) 278-7100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Jason D. Osborn David A. Sakowitz Winston & Strawn LLP 200 Park Avenue New York, NY 10166 (212) 294-6700	Carl P. Marcellino Paul D. Tropp Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000	Chris Kemp Kelyn Brannon Astra Space, Inc. 1900 Skyhawk Street Alameda, CA 94501 (866) 278-7217

____________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Class A common stock, par value $0.0001 per share	146,719,872	(1)	$9.95	$1,459,862,726.40	(2)	$159,271.02	(3)
Class B common stock, par value $0.0001 per share	56,280,128	(4)	$9.95	$559,987,273.60	(5)	$61,094.61	(3)
Class A common stock, par value $0.0001 per share	56,280,128	(6)	9.95	—		—	(7)
Class A common stock, par value $0.0001 per share	15,333,309	(8)	9.95	$152,566,444.45		$16,645.00
Total				$2,172,416,444.45		$237,010.63

____________

(1)      Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“Holicity Class A common stock”), of the registrant (“Holicity”) estimated to be issued in connection with the business combination described herein (the “Business Combination”). Such maximum number of shares of Holicity Class A common stock is based on the sum of: (a) shares of Holicity Class A common stock to be issued to the holders of shares of Class A common stock, par value $0.000001 per share (“Astra Class A common stock”), of Astra Space, Inc. (“Astra”); (b) shares of preferred stock, par value $0.000001 per share (“Astra preferred stock”), of Astra; and (c) shares of Astra Class A common stock underlying options to purchase shares of Astra Class A common stock (“Astra Options”) and warrants to purchase shares of Astra Class A common stock (“Astra Warrants”) that do not represent legally outstanding shares of New Astra Class A common stock at Closing.

(2)      Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 146,719,872 shares of Holicity Class A common stock and (ii) $9.95, the average of the high and low trading prices of Holicity Class A common stock on May 25, 2021 (within five business days prior to the date of this Registration Statement).

(3)      Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)      Shares of Class B common stock, par value $0.0001 per share (“Holicity Class B common stock”) of Holicity to be issued to the holders of shares of Class B common stock, and to each share of Astra Class A common stock held by Chris Kemp (“Kemp”) and Adam London (“London”) (each an “Astra Founder” and together the “Astra Founders”), par value $0.000001 per share (“Astra Class B common stock”) of Astra.

(5)      Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 7,500,000 shares of Holicity Class B common stock and (ii) $9.95, the average of the high and low trading prices of Holicity Class A common stock on May 25, 2021 (within five business days prior to the date of this Registration Statement). For purposes of calculating the registration fee, the Holicity Class B common stock is treated as having the same value as the Holicity Class A common stock as each share of Holicity Class B common stock is convertible into one share of Holicity Class A common stock.

(6)      Holicity Class A common stock issuable upon the conversion of Holicity Class B common stock.

(7)      Pursuant to Rule 457(i) promulgated under the Securities Act, no separate registration fee is required.

(8)      Represents shares of New Astra Class A common stock to be issued upon the exercise of (i) 9,999,976 warrants to purchase New Astra Class A common stock underlying units issued in Holicity’s initial public offering (“public warrants”) and (ii) 5,333,333 warrants to purchase shares of Holicity Class A common stock underlying units issued in a private placement simultaneously with the closing of Holicity’s initial public offering (“private placement warrants” and, together with the public warrants, the “Holicity warrants”). The Holicity warrants will convert into warrants to acquire shares of New Astra Class A common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED MAY 28, 2021

PROXY STATEMENT OF HOLICITY INC.

PROSPECTUS FOR
203,000,000 SHARES OF CLASS A COMMON STOCK AND
15,333,309 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS
OF HOLICITY INC.
(WHICH WILL BE RENAMED ASTRA SPACE, INC.)

____________________________________

The board of directors of Holicity Inc., a Delaware corporation (“Holicity,” “we,” “us” or “our”), has unanimously approved a business combination agreement, dated February 2, 2021, by and among Holicity, Holicity Merger Sub Inc., a wholly owned subsidiary of Holicity (“Merger Sub”), and Astra Space, Inc., a Delaware corporation (“Astra”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is adopted by Holicity’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Holicity will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name.

Under the Business Combination Agreement, Holicity has agreed to acquire all of the outstanding equity interests of Astra for approximately $2.03 billion in aggregate consideration. Astra stockholders will receive consideration in the form of shares of common stock of New Astra.

Immediately prior to the Effective Time, each share of Astra Class A common stock held by Chris Kemp (“Kemp”) and Adam London (“London”) (each an “Astra Founder” and together the “Astra Founders”) that is issued and outstanding as of such time shall automatically convert into one (1) share of Astra Class B common stock in accordance with an exchange agreement dated prior to the Effective Time between Astra and each Astra Founder. In addition, immediately prior to the Effective Time, each share of Holicity Class B common stock that is issued and outstanding as of such time shall automatically convert in accordance with the terms of Holicity’s Certificate of Incorporation into one (1) share of Holicity Class A common stock, all of the shares of Holicity Class B common stock converted into shares of Holicity Class A common stock shall no longer be outstanding and shall cease to exist, and each holder of Holicity Class B common stock shall thereafter cease to have any rights with respect to such securities.

At the Effective Time of the Business Combination (the “Effective Time”), (i) each share of Astra Series A preferred stock, Astra Series B preferred stock and Astra Series C preferred stock (including Astra Series C preferred stock previously converted in connection with Astra’s Series C Financing on January 28, 2021 from Astra’s then outstanding convertible promissory notes (collectively, the “Astra preferred stock”) and Astra Class A common stock shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of Class A common stock of New Astra (“New Astra Class A common stock”), and (ii) each share of Astra Class B common stock and Astra preferred stock held by the Astra Founders shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of shares of Class B common stock of New Astra (“New Astra Class B common stock”). The consummation of the Business Combination is conditioned upon, among other things, Holicity having an aggregate cash amount of at least $250 million available at Closing from the Trust Account and PIPE Investors (the “Minimum Cash Condition”) (though this condition may be waived by Astra).

At the Effective Time, each outstanding option to purchase shares of Astra common stock (each an “Astra option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time (a “New Astra option”); provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the ratio determined by dividing the per share merger consideration value by $10.00 (the product being the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each warrant to purchase shares of Astra’s capital stock (each an “Astra warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a warrant to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time (a “New Astra warrant”); provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

Immediately following consummation of the Business Combination, Astra’s current stockholders will have, under both the no redemption and maximum redemption scenarios, over 92% of the voting interest in New Astra.

Immediately prior to the Effective Time, each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock (each an “Astra restricted share”) will become immediately vested, and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share. The New Astra Class B common stock will be subject to a “sunset” provision if the Astra Founders and other qualified holders of Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Astra Class B common stock collectively held by the Astra Founders and their permitted transferees as of the Effective Time of the Business Combination.

The total maximum number of shares of New Astra Class A common stock expected to be issued at the Closing of the Business Combination is approximately 146,719,872, assuming no redemptions. The total number of shares of New Astra Class B common stock expected to be issued at the Closing of the Business Combination is approximately 56,280,128. Holders of shares of Astra capital stock will hold, in the aggregate approximately 78% of the issued and outstanding shares of New Astra common stock immediately following the Closing of the Business Combination and the Astra Founders are expected to have approximately 75% of the combined voting power of New Astra. Accordingly, immediately following the Closing of the Business Combination, the holders of New Astra Class common stock and one or more of their permitted transferees will control New Astra and New Astra will be a controlled company within the meaning of Nasdaq’s corporate governance standards. For a description of the exemptions from Nasdaq’s corporate governance standards that are available to controlled companies, please see the section entitled “New Astra Management After the Business Combination — Controlled Company Exemption”

Immediately prior to the Effective Time of the Business Combination, each of the currently issued and outstanding shares of Holicity Class A common stock will automatically convert, on a one-for-one basis, into shares of New Astra Class A common stock in accordance with the terms of the Current Charter.

Holicity’s units, Class A common stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “HOLUU”, “HOL” and “HOLUW”, respectively. Holicity intends to apply to list the New Astra Class A common stock and public warrants on Nasdaq under the symbols “ASTR” and “ASTR WS”, respectively, upon the Closing of the Business Combination. New Astra will not have units traded following Closing of the Business Combination.

Holicity will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. Holicity cannot complete the Business Combination unless Holicity’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. Holicity is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Unless adjourned, the Special Meeting of the stockholders of Holicity will be held at _______________, New York City time, on _____________, 2021 at _____________________. In light of ongoing developments related to the novel coronavirus (COVID-19), after careful consideration, Holicity has determined that the special meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit questions during the special meeting by visiting _____________ and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about Holicity and New Astra and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 39 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.

If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing HOL.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at _______________.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated ___________, 2021, and is first being mailed to stockholders of Holicity on or about ___________, 2021.

Holicity Inc.
2300 Carillon Point
Kirkland, Washington 98033

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON _______, 2021

TO THE STOCKHOLDERS OF HOLICITY INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Holicity Inc., a Delaware corporation (“Holicity,” “we,” “us” or “our”), will be held at ______ a.m., New York City time, on __________, 2021 at ___________. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(a)     Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the business combination agreement, dated as of February 2, 2021 (as may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Holicity, Holicity Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Holicity (“Merger Sub”), and Astra Space, Inc., a Delaware corporation (“Astra”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)    Proposal No. 2 — The Charter Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed second amended and restated certificate of incorporation of Holicity (the “Proposed Charter”), which will replace Holicity’s amended and restated certificate of incorporation, dated August 5, 2020 (the “Current Charter”) and will be in effect upon the Closing of the Business Combination (we refer to such proposal as the “Charter Proposal”);

(c)     Proposal No. 3 — The Advisory Charter Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (we refer to such proposals as the “Advisory Charter Proposals”):

(i)     Advisory Charter Proposal A — Under the Proposed Charter, New Astra will be authorized to issue 466,000,000 shares of capital stock, consisting of (i) 400,000,000 shares of New Astra Class A common stock, par value $0.0001 per share, (ii) 65,000,000 shares of New Astra Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Current Charter authorizing Holicity to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share;

(ii)    Advisory Charter Proposal B — Holders of shares of New Astra Class A common stock will be entitled to cast one vote per share of New Astra Class A common stock and holders of shares of New Astra Class B common stock will be entitled to cast 10 votes per share of New Astra Class B common stock on each matter properly submitted to New Astra’s stockholders entitled to vote, as opposed to each share of Holicity Class A common stock and Holicity Class B common stock being entitled to one vote per share on each matter properly submitted to Holicity’s stockholders entitled to vote;

(iii)   Advisory Charter Proposal C — Any action required or permitted to be taken by the stockholders of New Astra may be taken by written consent until the time the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Astra;

(iv)   Advisory Charter Proposal D — Amendments to certain provisions of the Proposed Charter relating to the rights of Class A and Class B common stock will require (i) so long as any shares of Class B common stock remain outstanding, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B common stock of New Astra, voting as a separate class, (ii) so long as any shares of Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock of New Astra, voting as a separate class, and (iii) the affirmative vote of the holders of a majority of the voting power of the then outstanding capital stock of New Astra, as opposed to the Current Charter only requiring such an amendment to be approved by stockholders in accordance with Delaware law;

(v)    Advisory Charter Proposal E — The bylaws of New Astra may be amended, altered or repealed or adopted either (x) by the affirmative vote of a majority of the New Astra board of directors present at any regular or special meeting of the Board at which a quorum is present or (y) (i) when outstanding Class B common stock represents less than 50% of the total voting power, the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock of New Astra or, prior to such time, (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New Astra, as opposed to the bylaws of Holicity requiring the approval of a majority of the board of directors of Holicity or by the affirmative vote of the holders of a majority of Holicity’s outstanding shares;

(vi)   Advisory Charter Proposal F — The number of directors will be fixed and may be modified either (i) by the New Astra board of directors or (ii) by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock of New Astra, depending on the number of shares of New Astra Class B common stock beneficially owned by the Astra Founders at such time; and

(vii)  Advisory Charter Proposal G — Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. The board of directors will be classified into three classes, which will have staggered terms of office such that one-third of the directors’ terms will expire each year and the succeeding directors will have a term of three years;

(d)    Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (x) shares of Holicity Class A common stock pursuant to the terms of the Business Combination Agreement and (y) shares of Holicity Class A common stock to certain institutional investors (the “PIPE Investors”) in connection with the Private Placement, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);

(e)     Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Astra Space, Inc. 2021 Omnibus Incentive Plan (the “Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex F, including the authorization of the initial share reserve under the Incentive Plan (the “Incentive Plan Proposal”);

(f)     Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Astra Space, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve under the ESPP (the “ESPP Proposal”); and

(g)    Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal (together the “condition precedent proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of shares of Holicity’s Class A common stock and Class B common stock (collectively, “Holicity Shares”) at the close of business on [__], 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, Holicity’s board of directors has determined that each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of Holicity and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Holicity’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Business Combination Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal and the Advisory Charter Proposals are not conditioned on the approval of any other proposal.

In connection with the Initial Public Offering, our sponsor, X-icity Holdings Corporation, a Washington corporation, and certain of our employees, officers and directors entered into a letter agreement to vote their shares of Holicity Class B common stock purchased prior to the Initial Public Offering, as well as any shares of Holicity Class A common stock sold as part of the units by us in the Initial Public Offering purchased by them during or after the Initial Public Offering, in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, such persons and entities collectively own 20% of our total outstanding common stock.

Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that Holicity redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)    prior to _________, New York City time, on _________________, 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Holicity’s transfer agent (the “transfer agent”), that Holicity redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with the Initial Public Offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of December 31, 2020, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing (as defined below). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Holicity instruct the transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Subject to approval by Holicity Stockholders of the Business Combination Proposal, the Charter Proposal and the Advisory Charter Proposals, at the Closing, we will adopt a dual class stock structure, comprised of Class A common stock, which will carry one vote per share, and Class B common stock, which will carry 10 votes per share. the Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra. Upon the Closing, all stockholders of New Astra will hold only shares of New Astra Class A common stock, except for the Astra Founders and their permitted transferees, who will hold shares of New Astra Class B common stock. Immediately following the Closing, including by virtue of their holdings of New Astra Class B common stock, the Astra Founders and their permitted transferees are currently expected to hold approximately seventy-five percent (75%) of the voting power of the issued and outstanding capital stock of New Astra. The New Astra Class B common stock is also subject to a “sunset” if the Astra Founders and other qualified holders of Class B common stock collectively cease to beneficially own less than twenty percent (20%) of the New Astra Class B common stock held by the Astra Founders and their permitted transferees as of the Effective Time. See “Description of New Astra Securities — New Astra Common Stock — Class B Common Stock — Mandatory Conversion.”

Furthermore, Holicity entered into subscription agreements (the “Subscription Agreements”) with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 20,000,000 shares of Holicity Class A common stock at a purchase price of $10.00 per share. In connection with the Closing, all of the issued and outstanding shares of Holicity Class A common stock, including the shares of Holicity Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Astra Class A common stock.

All Holicity Stockholders are cordially invited to attend the Special Meeting which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of Holicity Shares, you may also cast your vote at the Special Meeting electronically by visiting _____________. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Holicity Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Charter Proposal. Because approval of the other proposals only requires a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing HOL.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at _______________.

Thank you for your participation. We look forward to your continued support.

________________________, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF HOLICITY CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF HOLICITY CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF HOLICITY CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Holicity, constitutes a prospectus of Holicity under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Holicity to be issued to Astra’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of Holicity under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Holicity Stockholders nor the issuance by Holicity of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Holicity has been provided by Holicity and information contained in this proxy statement/prospectus regarding Astra has been provided by Astra.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which Astra conducts its business. Astra operates in an industry in which it is difficult to obtain precise industry and market information. Astra has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. Astra assumes liability for the accuracy and completeness of such information to the extent included in this proxy statement/prospectus, but it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While Astra is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

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ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Holicity from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

Holicity Inc.
2300 Carillon Point
Kirkland, WA 98033
Telephone: (425) 278-7100
Attention: CFO

or

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone: (800) 662-5200
(banks and brokers can call collect at (203) 658-9400) Email: HOL.info@investor.morrowsodali.com

To obtain timely delivery, Holicity Stockholders must request the materials no later than five business days prior to the Special Meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 230.

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Holicity” refer to Holicity Inc., and the terms “New Astra,” “combined company” and “post-combination company” refer to Astra Space, Inc. and its subsidiaries following the consummation of the Business Combination.

In this document:

“Astra” means Astra Space, Inc., a Delaware corporation.

“Astra capital stock” means the Astra Class A common stock, the Astra Class B common stock and each other class or series of capital stock of Astra (including preferred stock).

“Astra Class A common stock” means the Class A common stock, par value $0.000001 per share, of Astra.

“Astra Class B common stock” means the Class B common stock, par value $0.000001 per share, of Astra.

“Astra option” means each option to purchase shares of Astra common stock.

“Astra restricted share” means each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock.

“Astra stockholder” means each holder of Astra capital stock.

“Astra warrant” means each warrant to purchase shares of Astra capital stock.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the merger of Merger Sub with and into Astra, pursuant to which (i) Astra survives the merger as a wholly owned subsidiary of New Astra and (ii) the Astra stockholders and holders of Astra options and warrants exchange their Astra capital stock and Astra options and warrants for equity interests in New Astra, as further described herein.

“Business Combination Agreement” means that Business Combination Agreement, dated as of February 2, 2021, by and among Holicity, Merger Sub, and Astra.

“Closing” means the closing of the Business Combination.

“Closing Date” means the closing date of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Current Charter” means Holicity’s amended and restated certificate of incorporation.

“DGCL” means the General Corporation Law of the State of Delaware.

“Director Nomination Agreement” means the Director Nomination Agreement, substantially in the form attached hereto as Annex E and to be entered at the Closing, between New Astra and the Sponsor.

“DTC” means The Depository Trust Company.

“Equity Value” means an amount equal to $2,030,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FASB” means the Financial Accounting Standards Board.

“Founder Shares” means the Holicity Class B common stock initially purchased by the Sponsor in a private placement prior to the Initial Public Offering and, after the Business Combination, the Holicity Class A common stock that will be issued upon the conversion of such Holicity Class B common stock.

“Holicity” means Holicity Inc., a Delaware corporation (which, after the Closing will be known as Astra Space, Inc.).

“Holicity Board” means the board of directors of Holicity.

“Holicity Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of Holicity.

“Holicity Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of Holicity.

“Holicity Shares” means, collectively, the Holicity Class A common stock and Holicity Class B common stock.

“Holicity Stockholder” means a holder of Holicity capital stock.

“GAAP” means United States generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Initial Stockholders” means the Sponsor and any other holder of the Founder Shares (or their permitted transferees).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investors’ Rights Agreement” means the Investors’ Rights Agreement, dated as of February 2, 2021 and effective at (but subject to) the Closing, by and among Astra, Holicity, certain Astra stockholders and certain Holicity Stockholders.

“Initial Public Offering” means Holicity’s initial public offering, consummated on August 7, 2020, resulting in the sale of 30,000,000 units at $10.00 per unit, including the issuance of 2,500,000 units as a result of the underwriters’ exercise of their over-allotment option.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger Sub” means Holicity Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Holicity.

“Minimum Cash Condition” means the minimum aggregate cash amount that Holicity must have available at Closing from the Trust Account and the proceeds from the Private Placement.

“Morrow” means Morrow Sodali, proxy solicitor to Holicity.

“Nasdaq” means Nasdaq Capital Market.

“New Astra” means Astra Space, Inc., a Delaware corporation (which, prior to consummation of the business combination, was known as Holicity Inc. (“Holicity” herein)).

“New Astra Board” means the board of directors of New Astra.

“New Astra Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of New Astra, which shares have the same economic terms as the shares of New Astra Class B common stock, but are only entitled to one (1) vote per share.

“New Astra Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of New Astra, which shares have the same economic terms as the shares of New Astra Class A common stock, but are entitled to ten (10) votes per share.

“New Astra common stock” means, collectively, the New Astra Class A common stock and the New Astra Class B common stock.

“New Astra Management” means the management of New Astra following the consummation of the Business Combination.

“Pendrell” means Pendrell Corporation, a Washington corporation, the parent of the Sponsor.

“Per Share Merger Consideration” means (a) with respect to any share of Astra Class B common stock issued and outstanding immediately prior to the Effective Time, including those issued in connection with the conversion of the Astra preferred stock into Astra Class B common stock, a number of shares of New Astra Class A common stock equal to (i) the Per Share Merger Consideration Value divided by (ii) $10.00 per share and (b) with respect to any share of Astra Class A common stock issued and outstanding immediately prior to the Effective Time, including those issued in connection with the conversion of the Astra preferred stock into Astra Class B common stock, a number of shares of New Astra Class B common stock equal to (i) the Per Share Merger Consideration Value divided by (ii) $10.00 per share.

“Per Share Merger Consideration Value” means (a) (x) the Equity Value plus (y) the aggregate exercise price of all of the Astra options and Astra warrants divided by (b) the number of all outstanding shares, as of the date hereof, of Astra common stock (including (A) shares of Astra common stock issuable upon conversion of the Astra preferred stock outstanding on the date hereof, (B) any shares of Astra common stock issued or issuable upon the exercise of all Astra options and Astra warrants outstanding on the date hereof and (C) the vesting of Astra restricted shares outstanding as on the date hereof).

“PIPE Investors” means certain institutional investors who are party to the Subscription Agreements.

“Private Placement” means the issuance of an aggregate of 20,000,000 shares of Holicity Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share.

“Private Placement Warrants” means the 5,333,333 warrants issued to our Sponsor concurrently with the Initial Public Offering, each of which is exercisable for one share of Holicity Class A common stock.

“Proposed Charter” means the proposed second amended and restated certificate of incorporation to be adopted by Holicity pursuant to the Charter Proposal immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of New Astra), a copy of which is attached as Annex B to this proxy statement/prospectus.

“Public shares” means shares of Holicity Class A common stock included in the units issued in the Initial Public Offering.

“Public stockholders” means holders of public shares.

“Public warrants” means the warrants included in the units issued in the Initial Public Offering, each of which is exercisable for one share of Holicity Class A common stock, in accordance with its terms.

“Sponsor” means X-icity Holdings Corporation, a Washington corporation.

“Subscription Agreements” means the subscription agreements, each dated as of February 2, 2021, between Holicity and the PIPE Investors, pursuant to which Holicity has agreed to issue an aggregate of 20,000,000 shares of Holicity Class A common stock to the PIPE Investors immediately before the Closing at a purchase price of $10.00 per share.

“Surviving Company” means the surviving corporation, Astra, resulting from the merger of Merger Sub with and into Astra.

“Termination Date” means August 31, 2021.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the Trust Account of Holicity that holds the proceeds from Holicity’s Initial Public Offering and the private placement of the private placement warrants.

“Trust Agreement” mean that certain Investment Management Trust Agreement, dated as of August 4, 2020, between Holicity and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Units” means the units of Holicity, each consisting of one share of Holicity Class A common stock and one-third (1/3rd) of one public warrant of Holicity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Holicity and Astra. These statements are based on the beliefs and assumptions of the management of Holicity and Astra. Although Holicity and Astra believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Holicity nor Astra can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Astra’s management. Grant Thornton LLP, Astra’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The Grant Thornton LLP report included in this proxy statement/prospectus relates to historical financial information of Astra. It does not extend to the forward-looking information and should not be read as if it does. This proxy statement/prospectus includes forward-looking statements contained in this proxy statement/prospectus about Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination, including those related to:

•        meeting the Closing conditions to the Business Combination, including approval by stockholders of Holicity and the availability of at least $250 million of cash from the proceeds received from PIPE Investors and in Holicity’s Trust Account, after giving effect to redemptions of public shares, if any, or realizing the benefits expected from the Business Combination if it is consummated;

•        avoiding the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        obtaining and/or maintaining the listing of New Astra’s Class A common stock on Nasdaq following the Business Combination;

•        retaining or recruiting, or making changes with respect to, its officers, key employees or directors following the Business Combination;

•        competing in the global space industry;

•        attracting and retaining successful relationships with customers and suppliers;

•        complying with laws and regulations applicable to its business;

•        responding to market conditions and global and economic factors beyond New Astra’s control;

•        managing intense competition and competitive pressures from other companies worldwide in the industries in which the combined company will operate;

•        managing litigation and adequately protecting New Astra’s intellectual property rights; and

•        managing other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Holicity or Astra assess the impact of all such risk factors on the business of Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Holicity or Astra or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Holicity urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q: Why am I receiving this proxy statement/prospectus?

A: Holicity is proposing to consummate the Business Combination with Astra. Holicity, Merger Sub and Astra have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. Holicity urges its stockholders to read the Business Combination Agreement in its entirety.

The Business Combination Agreement must be adopted by the Holicity Stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and Holicity’s Current Charter. Holicity is holding a Special Meeting to obtain that approval. Holicity Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Business Combination Agreement and thereby approve the Business Combination.

THE VOTE OF HOLICITY STOCKHOLDERS IS IMPORTANT. HOLICITY STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q: Why is Holicity proposing the Business Combination?

A: Holicity was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of Astra and the industries in which it operates, including the financial and other information provided by Astra in the course of Holicity’s due diligence investigations, the Holicity Board of Directors believes that the Business Combination with Astra is in the best interests of Holicity and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.

Although Holicity’s board of directors believes that the Business Combination with Astra presents a unique business combination opportunity and is in the best interests of Holicity and its stockholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination” for a discussion of the factors considered by Holicity’s board of directors in making its decision.

Q: When and where will the Special Meeting take place?

A: The Holicity Special Meeting will be held on ___________, 2021, at _________ a.m. New York City time, at _____________.

In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the Board determined that the special meeting will be a virtual meeting conducted exclusively via live webcast. The Board believes that this is the right choice for Holicity and its stockholders at this time, as it permits stockholders to attend and participate in the special meeting while safeguarding the health and safety of Holicity’s stockholders, directors and management team. You will be able to attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting _____________. To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental Stock Transfer & Trust Company. The meeting webcast will begin promptly at 10:00 a.m., New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the special meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

Q: What matters will be considered at the Special Meeting?

A: The Holicity Stockholders will be asked to consider and vote on the following proposals:

•        a proposal to adopt the Business Combination Agreement and approve the Business Combination (the “Business Combination Proposal”);

•        a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated articles of incorporation (the “Proposed Charter”) of Holicity (the “Charter Proposal”);

•        a proposal to approve, on a non-advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Proposals”);

•        to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of shares of New Astra Class A common stock pursuant to the terms of the Business Combination Agreement (the “Stock Issuance Proposal”);

•        to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Astra 2021 Omnibus Incentive Plan (the “Incentive Plan Proposal”);

•        to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Astra Space, Inc. 2021 Employee Stock Purchase Plan (the “ESPP Proposal”); and

•        to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q: Is my vote important?

A: Yes. The Business Combination cannot be completed unless the Business Combination Agreement is adopted by the Holicity Stockholders holding a majority of the votes cast on such proposal and the other condition precedent proposals achieve the necessary vote outlined below. Only Holicity Stockholders as of the close of business on [__], 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The Holicity Board unanimously recommends that such Holicity Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q: If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A: No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q: What Holicity Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A: The Business Combination Proposal.    Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal. Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. In addition, certain other of the beneficial owners of Holicity’s Class A common stock have entered into voting agreements with Astra, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). The percentage of outstanding shares of Holicity Class A common stock subject to these voting agreements is 20% of the voting power of Holicity. As such, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 31% of the outstanding shares in order to approve the Business Combination. If the shares held by the minimum number of stockholders necessary for a quorum for the Special Meeting were to be voted, we would need the additional affirmative vote of shares representing approximately 5% of the outstanding shares in order to approve the Business Combination.

The Charter Proposal.    Approval of the Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding Holicity Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

The Advisory Charter Proposals.    Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

The Stock Issuance Proposal.    Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal.

The Incentive Plan Proposal.    Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal.

The ESPP Proposal.    Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal.

The Adjournment Proposal.    Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

Q: What will Astra’s equity holders receive in connection with the Business Combination?

A: The aggregate value of the consideration paid in respect of Astra is approximately $2.03 billion. Astra stockholders will only have the right to receive consideration in the form of shares of common stock of New Astra.

At the Effective Time, the stock consideration to be issued to (i) the then current holders of stock in Astra (other than the holders of Astra Class B common stock or Astra preferred stock held by the Astra Founders) will be in the form of New Astra Class A common stock and (ii) the Astra Founders will be in the form of New Astra Class B common stock.

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into a New Astra option with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra Warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

Q: What equity stake will current Holicity Stockholders and Astra stockholders hold in New Astra immediately after the consummation of the Business Combination?

A: It is anticipated that, upon completion of the Business Combination, the ownership interests in New Astra will be as set forth in the table below:

	Assuming No Redemption	Assuming Maximum Redemption(1)
Astra Stockholders(2)	203,000,000	203,000,000
Public Stockholders	30,000,000	5,000,000
PIPE Investors	20,000,000	20,000,000
Initial Stockholders	7,500,000	7,500,000
Total Shares	260,500,000	235,500,000

____________

(1)      Assumes that holders of 25,000,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $250.0 million held in trust as of December 31, 2020 and a redemption price of $10.00 per share).

(2)      Includes both the shares of New Astra Class A common stock and New Astra Class B common stock to be issued and outstanding, as well as the shares issued pursuant to Astra’s Series C Financing, as well as shares of New Astra Class A common stock and New Astra Class B common stock issued or issuable upon exercise of options or warrants outstanding on February 2, 2021.

The share numbers set forth above do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020), or (b) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex F, or the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex G. If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different.

For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

In addition, there are currently outstanding an aggregate of 15,333,309 warrants to acquire shares of Holicity Class A common stock, which comprise 5,333,333 private placement warrants held by our Initial Stockholders and 9,999,976 public warrants. Each of our outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020, for one share of Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New Astra Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New Astra Class A common stock is issued as a result of such exercise, with payment to New Astra of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 15,333,309 shares, with approximately $176,333,053.50 paid to exercise the warrants.

Furthermore, subject to approval by Public Stockholders of the Business Combination Proposal and the Charter Proposal, in connection with the Closing, we will adopt a dual class stock structure and the Astra Founders will receive shares of Class B common stock of New Astra which will have 10 to 1 voting rights as compared to the shares of New Astra Class A common stock, such that as of immediately following the completion of the Business Combination, the Astra Founders will have approximately 75% of the voting power of the issued and outstanding capital stock of New Astra. Thus, the Astra Founders will control New Astra.

Q: What voting power will current Holicity Stockholders, Kemp, London, PIPE Investors and other Astra Stockholders hold in New Astra immediately after the consummation of the Business Combination?

A: It is anticipated that, upon completion of the Business Combination, the voting power in New Astra will be as set forth in the table below (which was, except as noted below, prepared using the same assumptions as the immediately preceding table):

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Entities controlled by Chris Kemp and Adam London	74.7%	77.0%
Other Astra stockholders	18.1%	18.7%
Public Stockholders	3.8%	0.7%
PIPE Investors	2.5%	2.6%
Initial stockholders	0.9%	1.0%
Total	100%	100%

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A: A total of $300.0 million, including approximately $10,500,000 of underwriters’ deferred discount, was placed in a Trust Account maintained by Continental, acting as trustee. As of December 31, 2020, there were investments and cash held in the Trust Account of $300,046,957. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial Business Combination by August 7, 2022, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes.

Q: What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A: Holicity Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, Holicity having an aggregate cash amount of at least $250 million available at Closing from the Trust Account and PIPE Investors (though this condition may be waived by Astra). Holicity intends to notify Holicity Stockholders by press release promptly after it becomes aware that Astra has waived this condition. In addition, with fewer public shares and public stockholders, the trading market for New Astra Class A common stock may be less liquid than the market for Holicity’s Class A common stock was prior to consummation of the Business Combination and New Astra may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the capital infusion from the Trust Account into Astra’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Holicity’s public stockholders exercise the maximum allowed redemption rights.

Q: What amendments will be made to the Current Charter?

A: We are asking Holicity Stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the Holicity Board believes are necessary to address the needs of the post-Business Combination company, including, among other things: (i) the change of Holicity’s name to “Astra Space, Inc.”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 221,000,000 shares to 466,000,000 shares, consisting of 465,000,000 shares of common stock, including 400,000,000 shares of Class A common stock, par value $0.0001 per share, 65,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share; (iii) the establishment of 10:1 voting rights with respect to shares of New Astra Class B common stock, as described herein and in the Proposed Charter; (iv) providing stockholders the flexibility to act by written consent in lieu of a meeting until the time that the Astra Founders beneficially own less than a majority of the voting power of the capital stock of New Astra; (v) changes to the required vote to amend the charter and bylaws; (vi) the classification of the board of directors of the post-Business Combination company such that all directors will be elected on a staggered three-year schedule and (vii) the elimination of certain provisions specific to Holicity’s status as a blank check company. Pursuant to Delaware law and the Current Charter, Holicity is required to submit the Charter Proposal to Holicity’s stockholders for approval. For additional information, see the section entitled “The Charter Proposal.”

Q: What material negative factors did Holicity’s board of directors consider in connection with the Business Combination?

A: Although Holicity’s board of directors believes that the acquisition of Astra will provide Holicity’s stockholders with an opportunity to participate in a combined company with significant growth potential from key tailwinds in the space sector, compelling contracted revenue and pipeline, and strong management, the board of directors did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that Holicity Stockholders would not approve the Business Combination and the risk that significant numbers of Holicity Stockholders would exercise their redemption rights. In addition, during the course of Holicity management’s evaluation of Astra’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both Holicity management and the board of directors considered were (i) the competition in the commercial space market, (ii) the wide variety of extensive and evolving government laws and regulations to which Astra’s business is subject, (iii) that the market for commercial launch services for small LEO satellites is not well established and is still emerging, (iv) that Astra has not yet delivered customer satellites into orbit using any of its launch vehicles or rockets, and any setbacks it may experience during its first commercial launch could have a material adverse effect on its business, and (v) that the directors and officers of Holicity have potential conflicts of interest in completing an initial business combination since they will lose their entire investment in Holicity if a Business Combination is not completed by August 7, 2022. The board of directors believed that although these risks could not be eliminated, the Astra management team was aware of these risks and was well-positioned to address them. The board of directors also weighed the risk around the dual-class structure (with “super-voting” rights for the Astra Founders), with the long-term benefits that a founder-controlled company would provide to Holicity Stockholders and future stockholders of Astra after Closing. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risk Factors Relating to the Business Combination and Integration of Astra’s Business.”

Q: Do I have redemption rights?

A: If you are a public stockholder, you have the right to request that Holicity redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”

If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Initial Stockholders entered into a letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination.

Q: How do I exercise my redemption rights?

A: If you are a public stockholder and wish to exercise your right to redeem your public shares, you must: (i) (a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to [•] p.m., New York City time, on [•], 2021, (a) submit a written request to Continental that Holicity redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through The Depository Trust Company (“DTC”). In such request you must identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address.

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of December 31, 2020, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is [__], 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that Holicity instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Holicity’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental by [•], New York City time, on [•], 2021.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Holicity warrants that you may hold.

Q: If I am a holder of units, can I exercise redemption rights with respect to my units?

A: No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, Holicity’s transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, Holicity’s transfer agent, by [•], 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q: What are the U.S. federal income tax consequences of exercising my redemption rights?

A: The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of New Astra warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q: How does the Holicity Board recommend that I vote?

A: The Holicity Board recommends that the Holicity Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the board of directors of Holicity recommends that Holicity Stockholders vote, see the section entitled “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 81.

Q: How do our Sponsor and the other Initial Stockholders intend to vote their shares?

A: In connection with the Initial Public Offering, our sponsor, X-icity Holdings Corporation, a Washington corporation, entered into a letter agreement to vote their shares in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. In addition, certain other beneficial owners of Holicity’s Class A common stock have entered into voting agreements with Astra, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). If all of our outstanding shares were to be voted, we would need the affirmative vote of approximately 31% of the remaining shares to approve the Business Combination. If the shares held by the minimum number of stockholders necessary for a quorum for the Special Meeting were to be voted, we would need the additional affirmative vote of shares representing approximately 5% of the outstanding shares in order to approve the Business Combination.

Q: May our Sponsor and the other Initial Stockholders purchase public shares or warrants prior to the Special Meeting?

A: At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Initial Stockholders, Astra and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Holicity satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Q: Who is entitled to vote at the Special Meeting?

A: The Holicity Board has fixed [•], 2021 as the record date for the Special Meeting. All holders of record of Holicity Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” on page 16 for instructions on how to vote your Holicity Shares without attending the Special Meeting.

Q: How many votes do I have?

A: Each Holicity Stockholder of record is entitled to one vote for each Holicity Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were 37,500,000 outstanding Holicity Shares.

Q: What constitutes a quorum for the Special Meeting?

A: A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Holicity Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Q: What is Astra?

A: Astra Space, Inc. is a technology company that provides space services, including satellite launch services and other space services, based on a proprietary, vertically-integrated technology platform.

Q: What will happen to my Holicity Shares as a result of the Business Combination?

A: If the Business Combination is completed, (i) each share of Holicity’s Class A common stock will remain outstanding and automatically become a share of New Astra Class A common stock, and (ii) each share of Holicity’s Class B common stock will be converted into one share of New Astra Class A common stock. See the section entitled “The Business Combination Proposal — Consideration to Astra Stockholders and Holicity Stockholders” beginning on page 75.

Q: Where will the New Astra Class A common stock that Holicity Stockholders receive in the Business Combination be publicly traded?

A: Assuming the Business Combination is completed, the shares of New Astra Class A common stock (including the New Astra Class A common stock issued in connection with the Business Combination) will be listed and traded on Nasdaq under the ticker symbol “ASTR” and the public warrants will be listed and traded on Nasdaq under the ticker symbol “ASTR WS”.

Q: What happens if the Business Combination is not completed?

A: If the Business Combination Agreement is not adopted by Holicity Stockholders or if the Business Combination is not completed for any other reason by August 31, 2021, then we will seek to consummate an alternative initial business combination prior to August 7, 2022. If we do not consummate an initial business combination by August 7, 2022, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q: How can I attend and vote my shares at the Special Meeting?

A: Holicity Shares held directly in your name as the stockholder of record of such Holicity Shares as of the close of business on [•], 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit [•], and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Q: How can I vote my shares without attending the Special Meeting?

A: If you are a stockholder of record of Holicity Shares as of the close of business on [•], 2021, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q: What is a proxy?

A: A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of Holicity Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Holicity’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Craig O. McCaw and R. Gerard Salemme.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your Holicity Shares are registered directly in your name with Continental you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record). For Holicity Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your Holicity Shares are voted.

Shares in “street name.” For Holicity Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q: If a Holicity Stockholder gives a proxy, how will the Holicity Shares covered by the proxy be voted?

A: If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Holicity Shares in the way that you indicate when providing your proxy in respect of the Holicity Shares you hold. When completing the proxy card, you may specify whether your Holicity Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q: How will my Holicity Shares be voted if I return a blank proxy?

A: If you sign, date and return your proxy and do not indicate how you want your Holicity Shares to be voted, then your Holicity Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q: Can I change my vote after I have submitted my proxy?

A: Yes. If you are a stockholder of record of Holicity Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•        submit a new proxy card bearing a later date;

•        give written notice of your revocation to Holicity’s Corporate Secretary, which notice must be received by Holicity’s Corporate Secretary prior to the vote at the Special Meeting; or

•        vote electronically at the Special Meeting by visiting [•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q: Where can I find the voting results of the Special Meeting?

A: The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Holicity will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q: Are Holicity Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A: No. Holicity Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Holicity’s Class A Common Stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Holicity’s Class A common stock, which will become an equal number of shares of New Astra Class A common stock after giving effect to the Business Combination). Holders of Holicity’s Class A common stock may vote against the Business Combination Proposal or redeem their Holicity Shares if they are not in favor of the adoption of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Holicity’s Class B Common Stock because they have agreed to vote in favor of the Business Combination.

Q: Are there any risks that I should consider as a Holicity Stockholder in deciding how to vote or whether to exercise my redemption rights?

A: Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 39. You also should read and carefully consider the risk factors of Holicity and Astra contained in the documents that are incorporated by reference herein.

Q: What happens if I sell my Holicity Shares before the Special Meeting?

A: The record date for Holicity Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your Holicity Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your Holicity Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Astra shares to the person to whom you transfer your shares.

Q: When is the Business Combination expected to be completed?

A: Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Business Combination Agreement — Conditions to Closing” beginning on page 105, including the adoption of the Business Combination Agreement by the Holicity Stockholders at the Special Meeting, the Business Combination is expected to close in the second quarter of 2021. However, it is possible that factors outside the control of both Holicity and Astra could result in the Business Combination being completed at a later time, or not being completed at all.

Q: Who will solicit and pay the cost of soliciting proxies?

A: Holicity has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow”), to assist in soliciting proxies for the Special Meeting. Holicity has agreed to pay Morrow a fee of $30,000, plus disbursements. Holicity will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Holicity will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Holicity’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q: What are the conditions to completion of the Business Combination?

A: The Closing is subject to certain conditions, including, among other things, (i) approval by Holicity’s stockholders and Astra’s stockholders of the Business Combination Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the absence of a material adverse regulatory event with respect to Astra, (iv) Holicity having at least $250 million of cash at the Closing, consisting of cash held in the Trust Account after giving effect to redemptions of public shares, if any, and cash received from PIPE Investors and (v) the continued listing of the shares of New Astra Class A common stock on Nasdaq. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section entitled “The Business Combination Proposal.”

Q: What should I do now?

A: You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your Holicity Shares will be voted in accordance with your instructions.

Q: What should I do if I receive more than one set of voting materials?

A: Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Holicity Shares.

Q: Whom do I call if I have questions about the Special Meeting or the Business Combination?

A: If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: HOL.info@investor.morrowsodali.com

You also may obtain additional information about Holicity from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Holicity’s transfer agent, at the address below prior to p.m., New York City time, on ______, 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annex and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.

Information About the Parties to the Business Combination

Holicity Inc.
2300 Carillon Point
Kirkland, WA 98033
(425) 278-7100

Holicity Inc. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Astra Space, Inc.
1900 Skyhawk Street
Alameda, CA 94501
(866) 278-7217

Astra Space, Inc. is a technology company that is a satellite launch services company.

Holicity Merger Sub Inc.
c/o Holicity Inc.
2300 Carillon Point
Kirkland, WA 98033
(425) 278-7100

Holicity Merger Sub Inc. is a Delaware corporation and wholly-owned subsidiary of Holicity Inc., which was formed for the purpose of effecting a merger with Astra.

The Business Combination and the Business Combination Agreement

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

If the Business Combination Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly-owned subsidiary of Astra Space, Inc.

Structure of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Astra, with Astra surviving the Business Combination. Upon consummation of the foregoing transactions, Astra will be a wholly-owned subsidiary of New Astra (formerly Holicity). In addition, immediately prior to the consummation of the Business Combination, New Astra will amend and restate its charter to be the Proposed Charter and adopt the dual class structure, each as described in the section of this proxy statement/prospectus titled “Description of New Astra Securities.”

The following diagrams illustrate in simplified terms the current structure of Holicity and Astra and the expected structure of New Astra (formerly Holicity) upon the Closing.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Sponsor
Public Stockholders
Astra Stockholders
Astra Space, Inc., a Delaware corporation (“New Astra”)
Astra

Merger Consideration

Holicity has agreed to pay approximately $2.03 billion in aggregate consideration. Astra stockholders will receive consideration in the form of shares of common stock of New Astra.

At the Effective Time of the Business Combination (the “Effective Time”), (i) each share of Astra Series A preferred stock, Astra Series B preferred stock and Astra Series C preferred stock (including Astra Series C preferred stock previously converted in connection with Astra’s Series C Financing on January 28, 2021 from Astra’s then outstanding convertible promissory notes (collectively, the “Astra preferred stock”) and Astra Class A common stock shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of Class A common stock of New Astra (“New Astra Class A common stock”), and (ii) each share of Astra Class B common stock and Astra preferred stock held by the Astra Founders shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of shares of Class B common stock of New Astra (“New Astra Class B common stock”). The consummation of the Business Combination is conditioned upon, among other things, Holicity having an aggregate cash amount of at least $250 million available at Closing from the Trust Account and PIPE Investors (the “Minimum Cash Condition”) (though this condition may be waived by Astra).

At the Effective Time, each outstanding option to purchase shares of Astra common stock (each an “Astra Option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra Option immediately prior to the Effective Time (a “New Astra Option”); provided that the number of shares underlying such New Astra Option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra Warrant; provided that the number of shares underlying such New Astra Warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra Warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock (each an “Astra Restricted Share”) will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

The Private Placement

Holicity entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Holicity agreed to issue and sell in private placements an aggregate of 20,000,000 shares of Holicity Class A common stock to the PIPE Investors for $10.00 per share for aggregate gross proceeds of $200 million.

The Private Placement is expected to close immediately prior to the consummation of the Business Combination. In connection with the Closing, all of the issued and outstanding shares of Holicity Class A common stock, including the shares of Holicity Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Astra Class A common stock.

Special Meeting of Holicity Stockholders and the Proposals

The Special Meeting will convene on _________________, 2021 at ___________ a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of Holicity Stockholders entitled to vote at the Special Meeting by visiting ______________ and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

Approval of the condition precedent proposals is a condition to the obligation of Holicity to complete the Business Combination.

Only holders of record of issued and outstanding Holicity Shares as of the close of business on _______________, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of Holicity Shares that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Holicity Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Holicity Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of Holicity’s Board of Directors

The Holicity Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the Holicity Stockholders and recommends that the Holicity Stockholders adopt the Business Combination Agreement and approve the Business Combination. The Holicity Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The Holicity Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and the approval of the Adjournment Proposal.

For more information about the Holicity Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and Holicity Board Recommendation” beginning on page 70 and “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 81.

Holicity’s Board of Directors’ Reasons for Approval of the Business Combination

After careful consideration, the Holicity Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. The factors considered by the Holicity Board include, but were not limited to, the following:

•        High Growth Market Opportunity. A massive disruption of the space industry is underway, with the broader space economy projected to grow from approximately $415 billion in 2018 (according to Space Foundation Space Report) to $1.4 trillion by 2030 (according to Wall Street research). Launch services are a critical enabler of the space economy, as the number of satellites expected to be built and launched is expected to grow by 14 times over the next decade — in part driven by the deployment of mega-constellations in Low Earth Orbit (“LEO”).

•        Key Space Sector Trends as Tailwinds Benefiting Astra.    Astra has strong momentum from the rapidly expanding small satellite market, which is seeking low-cost and regular launch access to orbit. Satellite technology has evolved such that today’s satellites are smaller, lighter and more powerful — thus making smaller rockets such as Astra’s vehicle an effective method to deploy constellations. Satellite refresh cycles has also accelerated, driving further the need for launch services to replace satellites more frequently. The public-to-private sector shift and rise of the commercial U.S. space sector has led to an exponential growth in the number of ventures operating or planning to operate space assets, which represents more potential customers in need of launch services.

•        Significant Advantages from Mass-Production of Rockets.    Astra is bringing economies of scale available in mass manufacturing to the space sector. The company has demonstrated that its affordable automotive-grade manufacturing processes, using readily available materials, can produce a reliable rocket at scale and at low cost. This innovative approach with a significant focus on software and automation allowed Astra to become the fastest privately-funded U.S. company in history to demonstrate orbital launch capability on December 15, 2020.

•        Uniquely Positioned Product Offering to Address Customer Needs.    Astra will have a competitively differentiated market offering for its customers centered around its rapid cadence of launches, bespoke range of orbital destinations, global scale and affordability. Upon ramping up operations, Astra will be able to deliver launches on an almost-daily basis, which is significantly more frequent than any of its peers’ capabilities. By using readily-available materials and affordable manufacturing processes for its rocket, Astra will be able to deliver its customers’ payloads to orbit at a lower cost than other alternatives in the market. Additionally, Astra’s global scale will allow it to deliver payloads with greater flexibility of launch location, as well as greater precision of end destination. This combination of factors make Astra well positioned to cater to the LEO market, especially as mega-constellations continue to deploy in the coming years.

•        Compelling Contracted Revenue and Pipeline.     Astra has over $150 million of contracted revenue from top commercial and government customers, and a pipeline of over $1.2 billion active opportunities at various stages of development, which Astra plans to convert over the coming months and accelerate following the successful execution of its near-term launches. Such contracted revenue is anticipated to be recognized over a 5-year period and otherwise in accordance with such agreements, which timeline would also apply to any active opportunities that are converted to contracts, assuming Astra meets the applicable milestones under its signed contracts and such contracted customers do not otherwise exercise termination rights, where applicable. These signed contracts span more than 10 customers and over 50 launches, and include the recent award of a NASA Venture Class Launch Services Demonstration II (“VCLS II”) contract for the launch of NASA cubesats. Astra considers any potential customer with which it has had contract discussions or negotiations to be an active opportunity. The company has experienced increasing momentum from new customer inquiries since its successful launch on December 15, 2020.

•        Strong, Experienced Management Team and Post-Closing Board of Directors.    Astra’s senior management is highly experienced with a successful and proven track record in engineering and launching technology products at scale. For additional information regarding Astra’s executive officer, see the section entitled “New Astra Management After the Business Combination — Board of Directors and Management.”

•        Potential Public Investor Enthusiasm for Pure-Play Space Companies.    In 2020, there was over $25.6 billion of equity investments in the space sector (according to research from Space Capital). Amidst the burgeoning space economy and the proliferation of commercial space-based businesses, there has traditionally been limited means for public investors to invest in pure-play space companies and partake in the value creation that industry pioneers such as SpaceX have demonstrated is achievable. The Business Combination with Holicity will create the first publicly-traded space launch company on Nasdaq.

•        Attractive Entry Valuation.    The combined company will have an anticipated initial pre-transaction enterprise value of $2.1 billion, implying a 3.1x multiple of 2025 projected Adjusted EBITDA (when New Astra’s operations are expected to achieve scale), and representing a discount to public trading market valuations of comparable companies across satellite operators, aerospace and defense and select category-leading de-SPAC companies. The set of comparable companies to Astra was selected based on a review of the space launch and services sectors and the existing universe of publicly traded companies at the time of the transaction. The satellite operators selected as comparable all have existing operations and space-based networks in either low-Earth or geostationary orbit and operate services-based businesses, similar to Astra’s plans for its own satellite services segment. The aerospace and defense companies selected are mature companies focused on manufacturing that have exposure to the space sector and serve the government and defense end markets and, similar to Astra, they also have contracts-based revenue models. While Astra is a growth company today, once its operations reach scale, Astra believes that the company’s financial profile may be comparable to the aerospace and defense sector. The category-leading de-SPAC companies were considered comparable given their similar high-growth profiles, uniquely differentiated technological approaches to their respective end markets and introduction of highly innovative products or services.

•        Expansive Future Opportunities.    In the future, Astra expects to evolve beyond its current position as a provider of launch missions. By providing spaceport services (as a turnkey solution) and ready-made satellites for certain customers, Astra’s platform offering will allow satellite operators to focus on building innovative payloads rather than integration and testing the wide range of parts required for reliable satellite operation.

•        New Space Age.    The Holicity team is keenly aware from firsthand experience that access to space has previously been impaired by launch expense and complexity and has posed a significant challenge to operators.

For a more complete description of our board of directors’ reasons for the approval of the Business Combination, including other factors and risks considered, see the section of this proxy statement/prospectus entitled “Holicity’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period ended on March 22, 2021.

Conditions to the Completion of the Business Combination

The Business Combination is subject to customary Closing conditions, including (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (ii) no governmental order prohibits the Closing, (iii) all require consents are obtained prior to Closing, (iv) stockholders of Holicity were offered redemption of their shares of Holicity common stock, (v) Holicity shall not have redeemed shares of its Class A common stock in an amount that would cause Holicity to have less than $5,000,001 of net tangible assets, (vi) the required stockholder approval of stockholders of Holicity shall have been obtained for the Business Combination, (vii) the required stockholder approval of stockholders of Astra shall have been obtained for the Business Combination, and (viii) the New Astra common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq. The obligations of Astra to complete the Business Combination are further conditioned on, in addition to customary Closing conditions, (i) the representations and warranties of Holicity and Merger Sub contained in the Business Combination Agreement shall be true and correct, (ii) the current certificate of incorporation of Holicity shall have been amended and restated in the form contemplated by the Charter Proposal, (ii) the transactions contemplated by the Sponsor Agreement shall have been consummated as specified therein, (iii) Holicity shall deliver to Astra a counterpart of the Director Nomination Agreement duly executed by the Sponsor and (iv) satisfaction of the Minimum Cash Condition. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.

Termination

Mutual Termination Rights

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•        by written consent of Holicity and Astra; or

•        by written notice from either Astra or Holicity to the other if the required approval of Holicity Stockholders is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Termination Rights of Astra

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•        prior to the Closing, by written notice to Holicity from Astra if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Holicity or Merger Sub set forth in the Business Combination Agreement (or any breach on the part of the Sponsor of Section 1 of the Sponsor Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Astra” set forth above would not be satisfied at the Closing (a “terminating Holicity breach”), except that, if any such terminating Holicity breach is curable by Holicity or Merger Sub through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Astra provides written notice of such violation or breach and the Termination Date) after receipt by Holicity of notice from Astra of such breach, but only as long as Holicity or Merger Sub continues to exercise such commercially reasonable efforts to cure such terminating Holicity breach (the “Holicity cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Holicity breach is not cured within the Holicity cure period, (ii) the Closing has not occurred on or before the Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation or (iv) Holicity fails to fulfill the Minimum Cash Condition; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Astra’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or by written notice from Astra if the written consent of Holicity as sole stockholder of Merger Sub is not delivered to Astra by the end of the day following the date of this proxy statement/prospectus.

•        by written notice from Astra if the written consent of Holicity as sole stockholder of Merger Sub is not delivered to Astra by the end of the day following the date of this Registration Statement.

Termination Rights of Holicity

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•        prior to the Closing, by written notice to Astra from Holicity if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Astra set forth in the Business Combination Agreement (or any material breach on the part of a Astra stockholder that is a party to the Support Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Holicity” set forth above would not be satisfied at the Closing (a “terminating Astra breach”), except that, if such terminating Astra breach is curable by Astra through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Holicity provides written notice of such violation or breach and the Termination Date) after receipt by Astra of notice from Holicity of such breach, but only as long as Astra continues to use its commercially reasonable efforts to cure such terminating Astra breach (the “Astra cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Astra breach is not cured within the Astra cure period, (ii) the Closing has not occurred on or before Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the Business Combination Agreement under this paragraph is not available if Holicity’s or Merger Sub’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (iv) either Mr. Kemp or Dr. London ceases to be employed by and devote his full time and attention to Astra; provided further that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Holicity is in material breach of its obligations regarding maintaining its Nasdaq listing on such date.

Redemption Rights

Pursuant to the Current Charter, a public stockholder may request that Holicity redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

•        (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•        prior to p.m., New York City time, on [__], 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Holicity redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, Holicity’s transfer agent, Holicity will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of our warrants will not have redemption rights with respect to the warrants.

No Delaware Appraisal Rights

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Holicity Stockholders or warrant holders in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Holicity has engaged Morrow to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Interests of Holicity’s Directors and Officers in the Business Combination

When you consider the recommendation of Holicity’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that Holicity’s Initial Stockholders have interests in such proposal that are different from, or in addition to those of Holicity Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        If we are unable to complete our initial Business Combination by August 7, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the Delaware General Corporation Law (“DGCL”) to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial Business Combination by August 7, 2022. Our Initial Stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 7,500,000 shares of New Astra Class A common stock.

•        Simultaneously with the Closing of the Initial Public Offering, we consummated the sale of 5,333,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020, for one share of Holicity Class A common stock at $11.50 per share. If we do not consummate a Business Combination transaction by August 7, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $9.3 million based upon the closing price of $1.75 per warrant on Nasdaq on May 25, 2021.

•        Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 7, 2022. Certain of them may continue to serve as officers and/or directors of New Astra after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Astra board of directors determines to pay to its directors and/or officers.

•        Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete a business combination by August 7, 2022.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

•        Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Holicity and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination, and repayment of any other loans, if any, and on such terms as to be determined by Holicity from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial Business Combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Initial Stockholders, Astra and/or its affiliates and Mr. Kemp and/or his affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Holicity Shares or vote their Holicity Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Holicity satisfies the Minimum Cash Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on Holicity Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

The existence of financial and personal interests of the Holicity directors and officers may result in a conflict of interest on the part of one or more of them between what he may believe is best for Holicity and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Stock Exchange Listing

Holicity’s units, Class A common stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “HOLUU”, “HOL” and “HOLUW”, respectively. Holicity intends to apply to list the New Astra Class A common stock and public warrants on Nasdaq under the symbols “ASTR” and “ASTR WS”, respectively, upon the Closing of the Business Combination. New Astra will not have units traded following the Closing of the Business Combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Astra’s good faith estimate of such amounts.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$300	$50
Private Placement	$200	$200
Sellers’ Equity	$2,030	$2,030
Holicity’s Founder Shares	$75	$75
Total Sources	$2,605	$2,355
Uses
Sellers’ Equity	$2,030	$2,030
Cash to Astra’s Balance Sheet	$458	$208
Holicity’s Founder Shares	$75	$75
Fees and Expenses	$42	$42
Total Uses	$2,605	$2,355

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Holicity will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Astra issuing stock for the net assets of Holicity, accompanied by a recapitalization. The net assets of Holicity will be stated at historical cost, with no goodwill or other intangible assets recorded.

Astra has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Astra’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 92% of the voting interest in each scenario;

•        The largest individual minority stockholder of the combined entity is an existing stockholder of Astra;

•        Astra’s directors will represent the majority of the new board of directors of New Astra; and

•        Astra’s senior management will be the senior management of New Astra.

The preponderance of evidence as described above is indicative that Astra is the accounting acquirer in the Business Combination.

Comparison of Stockholders’ Rights

Following the consummation of the Business Combination, the rights of Holicity Stockholders who become New Astra stockholders in the Business Combination will no longer be governed by the Current Charter and Holicity’s bylaws and instead will be governed by the Proposed Charter and New Astra’s amended and restated bylaws. See “Comparison of Stockholders’ Rights” on page 195.

Summary of Risk Factors

In evaluating the proposals to be presented at the Special Meeting, a Holicity Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related Astra’s business and industry are summarized below. References in the summary below to “we”, “us”, “our” and “the Company” generally refer to Astra in the present tense or New Astra from and after the Business Combination.

•        We have not yet delivered customer satellites into orbit using any of our launch vehicles or rockets, and any setbacks we may experience during our first commercial launch planned for 2021 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.

•        We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.

•        The success of our business will be highly dependent on our ability to effectively market and sell our launch services for small LEO satellites and to convert contracted revenues and our pipeline of potential contracts into actual revenues.

•        The market for commercial launch services for small LEO satellites is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

•        We routinely conduct hazardous operations in test and launch of our vehicles and vehicle subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our launch vehicles, satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.

•        We have not yet tested our launch vehicles with sufficient fuel to achieve optimal orbit velocity or at a payload capacity necessary for the successful deployment of a Big LEO satellite.

•        If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our launch vehicles at a quantity and quality that our customers demand, our ability to grow our business may suffer.

•        We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

•        Certain future operational facilities will require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service required by our launch and satellite services, and the ongoing need to maintain existing operational facilities requires us to expend capital.

•        Regulatory, availability, and other challenges may delay our progress in establishing the number of launch sites we require for our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

•        We expect to face intense competition in the commercial space market and other industries in which we may operate and some of these competitors may be better capitalized than we are.

•        The majority of our customer contracts may be terminated by the customer at any time for convenience as well as other provisions permitting the customer to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis). If our contracts are terminated or if we experience any other contract-related risks, our results of operations may be adversely impacted. In addition, some of our customers are government entities, which subject us to additional risks including early termination, audits, investigations, sanctions and penalties.

•        Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

•        The COVID-19 pandemic has and could continue to negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Astra’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of Holicity’s Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Controlled Company Exemption

Upon the completion of the Business Combination, the holders of New Astra Class B common stock will be the beneficial owners of all the outstanding shares of New Astra’s Class B common stock and, as such, will control the voting power of our outstanding capital stock, as a result of which the holders of New Astra Class B common stock will have the power to elect a majority of New Astra’s directors. Pursuant to Nasdaq listing standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company qualifies as a “controlled company.” As a controlled company, New Astra will be exempt from certain Nasdaq corporate governance requirements, including the requirements to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. For at least some period following the Business Combination, New Astra may utilize these exemptions since the New Astra Board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Astra ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, New Astra will be required to comply with these standards and, depending on the board’s independence determination with respect to our then-current directors, New Astra may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF HOLICITY

Holicity is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

Holicity’s statement of operations data for the period from June 2, 2020 (inception) through December 31, 2020 and balance sheet data as of December 31, 2020 are derived from Holicity’s audited financial statements included elsewhere in this proxy statement/prospectus. Holicity’s statement of operations data and balance sheet data as of March 31, 2021 are derived from Holicity’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with Holicity’s financial statements and related notes and “Holicity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Holicity.

Statement of Operations Data	For the Three Months Ended March 31, 2021	For the Period from June 2, 2020 (inception) through December 31, 2020
Operating expenses
General and administrative expenses	$1,373,269	$585,451
Franchise tax expense	50,000	116,667
Loss from operations	(1,423,269)	(702,118)
Other income (expense), net:
Interest earned on marketable securities held in Trust Account	14,038	46,957
Warrant offering costs		(747,112)
Change in fair value of warrant liabilities	(18,553,333)	(5,940,000)
Other expense, net	(18,539,295)	(6,640,155)
Loss before provision for income taxes	(19,962,564)	(7,342,273)
Provision for income taxes	—	—
Net loss	$(19,962,564)	$(7,342,273)
Basic and diluted weighted average shares outstanding of Class A common stock	30,000,000	30,000,000
Basic and diluted net income per share, Class A	$—	$—
Basic and diluted weighted average shares outstanding of Class B common stock	7,500,000	7,500,000
Basic and diluted net loss per share, Class B	$(2.66)	$(0.98)
Balance Sheet Data	Three months Ended March 31, 2021	December 31, 2020
Total assets	$300,680,145	$301,247,039
Total liabilities	57,410,775	38,015,105
Class A common stock subject to possible redemptions	238,269,360	258,231,930
Total stockholders’ equity	5,000,010	5,000,004

SUMMARY HISTORICAL FINANCIAL INFORMATION OF ASTRA

Astra is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Astra’s balance sheet data and statement of operations data as of and for the years ended December 31, 2020 and 2019, are derived from Astra’s audited financial statements included elsewhere in this proxy statement/prospectus. Astra’s condensed balance sheet data as of March 31, 2021 and condensed statement of operations data for the three months ended March 31, 2021 and March 31, 2020 are derived from Astra’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Astra’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Astra” contained elsewhere in this proxy statement/prospectus. Astra’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

(in thousands, except share and per share data)	Three Months Ended March 31, 2021 (unaudited)	Three Months Ended March 31, 2020 (unaudited)	Year Ended December 31, 2020	Year Ended December 31, 2019
Statement of Operations Data:
Operating expenses:
Research and development	$12,196	$8,311	$27,544	$40,067
Sales and marketing	64	—	—	—
General and administrative	12,394	3,122	45,950	12,518
Total operating expenses	(24,654)	(11,433)	(73,494)	(52,585)
Loss from operations	(24,654)	(11,433)	(73,494)	(52,585)
Interest expense, net	(535)	(999)	(5,659)	(870)
Other income, net	—	451	10,860	276
Loss on extinguishment of Convertible Notes	(131,908)	—	—	—
Loss on extinguishment of Convertible Notes attributable to related parties	(1,875)	—	—	—
Loss before taxes	(158,972)	(11,981)	(68,293)	(53,179)
Income tax expense	—	—	—	—
Net loss	(158,972)	(11,981)	(68,293)	(53,179)
Adjustment to redemption value on Convertible Preferred Stock	(1,011,726)	—	—	—
Net loss attributable to common stockholders	$(1,170,698)	$(11,981)	$(68,293)	$(53,179)

Net loss per share:
Weighted average number of shares of Class A common stock outstanding – basic and diluted	24,371,147	9,443,456	9,902,845	8,082,020
Net loss per share of Class A common stock – basic and diluted	$(12.35)	$(0.15)	$(0.82)	$(0.74)
Weighted average number of shares of Class B common stock outstanding – basic and diluted	70,444,444	71,970,000	73,385,753	63,684,201
Net loss per share of Class B common stock – basic and diluted	$(12.35)	$(0.15)	$(0.82)	$(0.74)

(in thousands)	Three Months Ended March 31, 2021 (unaudited)	Three Months Ended March 31, 2020 (unaudited)	Year Ended December 31, 2020	Year Ended December 31, 2019
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(13,677)	$(11,178)	$(32,850)	$(47,124)
Investing activities	$(3,524)	$(1,174)	$(2,186)	$(15,254)
Financing activities	$29,138	$16,977	$35,128	$36,905
(in thousands)	As of March 31, 2021 (unaudited)	As of December 31, 2020	As of December 31, 2019
Balance Sheet Data:
Total assets	$57,992	$35,891	$37,641
Total current liabilities	$14,791	$58,499	$5,557
Total liabilities	$25,067	$67,470	$43,726
Working capital	$13,473	$(46,754)	$5,727
Total stockholders’ deficit	$(1,309,573)	$(140,408)	$(114,914)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination will be accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations, or “ASC 805”, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Under this method of accounting, Holicity will be treated as the “acquired” company for financial reporting purposes and Astra will be treated as the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of Astra issuing stock for the net assets of Holicity, accompanied by a recapitalization. Operations prior to the Business Combination will be those of Astra. The summary unaudited pro forma condensed combined balance sheet data as of March 31, 2021 gives pro forma effect to the Business Combination and related transactions as if they had occurred on March 31, 2021. The summary unaudited pro forma condensed combined statement of operations data for the three months ended March 31, 2021 and the year ended December 31, 2020 give pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2020, the beginning of the earliest period presented.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of New Astra appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Holicity and Astra for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and are not necessarily indicative of what New Astra’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information do not purport to project the future financial position or operating results of New Astra.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by Holicity’s public stockholders holding Holicity Class A common stock for cash equal to their pro rata share of the aggregate amount in the Trust Account:

•        Assuming No Redemptions — This presentation assumes that no Holicity public stockholders exercise redemption rights with respect to their Holicity Class A common stock for a pro rata share of the funds in the Trust Account; and

•        Assuming Maximum Redemptions — The Merger Agreement includes a Minimum Cash Condition. This presentation assumes that Holicity public stockholders holding approximately 25.0 million of Holicity Class A common stock will exercise their redemption rights for an aggregate payment of $250.0 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. Such amount represents the maximum number of Holicity Class A common stock redemptions that could occur before the Minimum Cash Condition would not be met.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined
Statement of Operations Data for the Three Months Ended March 31, 2021
Revenue	$—	$—
Net loss per share of common stock – basic and diluted	$(0.71)	$(0.79)
Weighted average number of shares of common stock outstanding – basic and diluted	252,149,846	227,149,846

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined
Statement of Operations Data for the Year Ended December 31, 2020
Revenue	$—	$—
Net loss per share of common stock – basic and diluted	$(0.31)	$(0.34)
Weighted average number of shares of common stock outstanding – basic and diluted	252,149,846	227,149,846
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands)
Selected Unaudited Pro Forma Combined
Balance Sheet Data as of March 31, 2021
Total assets	$515,160	$265,160
Total liabilities	$67,177	$67,177
Total stockholders’ equity	$447,983	$197,983

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

Holicity

Market Price and Ticker Symbol

Holicity’s units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “HOLUU,” “HOL,” and “HOLUW,” respectively.

The closing price of Holicity’s units, Class A common stock and public warrants on February 1, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.90, $10.34 and $1.92, respectively. As of             , 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and public warrant was $[•], $[•] and $[•], respectively.

Holders

There is one (1) holder of record of our units, one (1) holder of record of Holicity Class A common stock, nineteen (19) holders of record of Holicity Class B common stock and two (2) holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Holicity Class A common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Holicity has not paid any cash dividends on Holicity common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Astra’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Astra’s board of directors at such time.

Astra

There is no public market for shares of Astra’s common stock.

RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.

Risk Factors Relating to Holicity and the Business Combination

Directors and officers of Holicity have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

When considering Holicity’s board of directors’ recommendation that its stockholders vote in favor of the approval of the Business Combination, Holicity Stockholders should be aware that directors and officers of Holicity have interests in the Business Combination that may be different from, or in addition to, the interests of Holicity Stockholders. These interests include:

•        If we are unable to complete our initial business combination by August 7, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by August 7, 2022. Our sponsor purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000.

•        Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,333,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020, for one share of New Astra Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by August 7, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $9.3 million based upon the closing price of $1.75 per warrant on Nasdaq on May 17, 2021.

•        Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 7, 2022. Certain of them may continue to serve as officers and/or directors of New Astra after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Astra board of directors determines to pay to its directors and/or officers.

•        Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete a business combination by August 7, 2022.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

•        Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Holicity and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Holicity from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

These financial interests of the Initial Stockholders may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation Holicity’s Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.

Holicity’s Initial Stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The Initial Stockholders own 20% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Initial Stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.

Holicity’s Initial Stockholders may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.

Holicity’s Initial Stockholders may purchase public shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.

In the event that Holicity’s Initial Stockholders purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Business Combination Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Warrants will become exercisable for New Astra Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Following the Business Combination, there will be 9,999,976 outstanding public warrants to purchase 9,999,976 shares of New Astra Class A common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020. In addition, there will be 5,333,333 private placement warrants outstanding exercisable for 5,333,333 shares of New Astra Class A common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of New Astra Class A common stock will be issued, which will result in dilution to the holders of New Astra Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Astra Class A common stock, the impact of which is increased as the value of our stock price increases.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

New Astra will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New Astra Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by New Astra, New Astra may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, New Astra will have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of the shares of New Astra Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of shares of New Astra Class A common stock determined based on the redemption date and the fair market value of New Astra Class A common stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time at which the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of shares of common stock received is capped at 0.361 shares of New Astra Class A common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Our warrants are accounted for as derivative liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our securities or may make it more difficult for us to consummate an initial business combination.

We have 15,333,309 warrants outstanding (comprised of 9,999,976 public warrants as part of the units offered in the initial public offering and 5,333,333 private placement warrants). We expect to account for both the public warrants and the private placement warrants as a warrant liability. At each reporting period (1) the accounting treatment of the warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the public and private placement warrants will be remeasured and the change in the fair value of the liability will be recorded as other income (expense) in our income statement. The impact of changes in fair value on earnings may have an adverse effect on the market price of our common stock. In addition, potential targets may seek a SPAC that does not have warrants that are accounted for as a liability, which may make it more difficult for us to consummate an initial business combination with a target business.

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus and in our Annual Report on Form 10-K/A (File No. 001-39426), we identified a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering in August 2020. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures for the following financial statements and related footnote disclosures: (i) as of December 31, 2020 and for the period from June 2, 2020 (inception) to December 31, 2020, (ii) as of September 30, 2020 and for the period from June 2, 2020 (inception) to September 30, 2020 as well as for the three months ended September 30, 2020, and (iii) as of August 7, 2020.

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the warrants we issued in connection with the August 2020 initial public offering, see “Note 3—Restatement of Previously Issued Financial Statements” to the accompanying financial statements, as well as Part II, Item 9A. Controls and Procedures included in our Annual Report on Form 10-K/A.

Any failure to maintain such internal controls could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Holicity’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

Holicity’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination with Astra. In analyzing the Business Combination, Holicity’s board of directors and management conducted due diligence on Astra and researched the industry in which Astra operates and concluded that the Business Combination was fair to and in the best interest of Holicity and its stockholders. Accordingly, investors will be relying solely on the judgment of Holicity’s board of directors in valuing Astra’s business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact Holicity’s ability to consummate the Business Combination or adversely affect Holicity’s liquidity following the consummation of the Business Combination.

Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per share of New Astra Class A common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Our stockholders will experience immediate dilution as a consequence of the issuance of New Astra Class A common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of New Astra.

Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Holicity’s Initial Stockholders and public stockholders will hold 37,500,000 shares of New Astra common stock, or 14.4% of the outstanding common stock. Assuming that our public stockholders holding 25,000,000 public shares exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Holicity’s Initial Stockholders and public stockholders will hold 12,500,000 shares of New Astra common stock, or 5.3% of the outstanding common stock.

There are currently outstanding an aggregate of 15,333,309 warrants to acquire Holicity Class A common stock, which comprise 5,333,333 private placement warrants held by Holicity’s Initial Stockholders at the time of Holicity’s Initial Public Offering and 9,999,976 public warrants. Each of Holicity’s outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020, for one share of Holicity Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Holicity Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of 15,333,309 shares, with approximately $176,333,053.50 paid to us to exercise the warrants.

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Holicity has conducted due diligence on New Astra, Holicity cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Holicity’s or New Astra’s control will not later arise. As a result, New Astra may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Astra reports charges of this nature could contribute to negative market perceptions about New Astra or its securities. In addition, charges of this nature may cause New Astra to violate net worth or other covenants to which it may be subject. Accordingly, any Holicity Stockholder who chooses to remain a stockholder of New Astra following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Holicity’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Holicity’s securities prior to the Closing may decline. The market values of Holicity’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Holicity Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Holicity’s Class A common stock, the market value of New Astra Class A common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of New Astra’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of New Astra and trading in the shares of Holicity’s Class A common stock has not been active.

Accordingly, the valuation ascribed to New Astra in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Astra securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New Astra securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of New Astra’s securities may include:

•        actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about New Astra’s operating results;

•        success of competitors;

•        operating results failing to meet the expectations of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning New Astra or the industry in which New Astra operates in general;

•        operating and stock price performance of other companies that investors deem comparable to New Astra;

•        ability to market new and enhanced products and services on a timely basis;

•        changes in laws and regulations affecting our business;

•        commencement of, or involvement in, litigation involving New Astra;

•        changes in New Astra’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of New Astra Class A common stock available for public sale;

•        any major change in New Astra’s board or management;

•        sales of substantial amounts of New Astra Class A common stock by our or New Astra’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Astra could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

There can be no assurance that New Astra Class A common stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that we will be able to comply with the continued listing standards of Nasdaq.

New Astra Class A common stock and warrants are expected to be listed on Nasdaq following the Business Combination. New Astra’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists New Astra Class A common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        a determination that New Astra Class A common stock is a “penny stock,” which will require brokers trading in New Astra Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Astra Class A common stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The Current Charter states that we must complete our initial business combination by August 7, 2022. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the Trust Account.

Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent by [__], New York City time, on [__], 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The ability of Holicity Stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

At the time we entered into the Business Combination Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least $250 million of aggregate cash proceeds available from the Trust Account, after giving effect to redemptions of public shares, if any, and the Private Placement. If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Holicity Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If Holicity does not complete the Business Combination, Holicity could be subject to several risks, including:

•        the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

•        negative reactions from the financial markets, including declines in the price of our Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

Because New Astra will be a “controlled company” within the meaning of Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors of New Astra is held by an individual, a group or another company, New Astra will qualify as a “controlled company” within the meaning of Nasdaq corporate governance standards. Following the completion of the Business Combination, the holders of New Astra Class B common stock will control approximately seventy-five percent (75%) of the voting power of New Astra’s outstanding capital stock. As a result, New Astra will be a “controlled company” within the meaning of Nasdaq corporate governance standards and will not be subject to the requirements that would otherwise require it to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

The holders of New Astra Class B common stock may have their interest in New Astra diluted due to future equity issuances or their own actions in selling shares of Class B common stock, in each case, which could result in a loss of the “controlled company” exemption under Nasdaq listing rules. New Astra would then be required to comply with those provisions of Nasdaq listing requirements.

The dual class structure of New Astra common stock will have the effect of concentrating voting power with New Astra’s Chief Executive Officer and Co-Founder, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of New Astra Class B common stock will have 10 votes per share, while shares of New Astra Class A common stock will have one vote per share. Upon the consummation of the Business Combination, the Astra Founders will hold all of the issued and outstanding shares of New Astra Class B common stock. Accordingly, upon the consummation of the Business Combination, the Astra Founders will hold approximately seventy-five percent (75%) of the voting power of New Astra’s capital stock on a fully-diluted basis and will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Mr. Kemp and Dr. London may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Astra, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Astra, and might ultimately affect the market price of shares of New Astra Class A common stock. For information about our dual class structure, see the section titled “Description of New Astra Securities.”

We cannot predict the impact New Astra’s dual class structure may have on the stock price of New Astra Class A common stock.

We cannot predict whether New Astra’s dual class structure will result in a lower or more volatile market price of New Astra Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple- class share structures in certain of their indexes. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. As a result, the market price of shares of New Astra Class A common stock could be adversely affected.

Delaware law and provisions in New Astra’s certificate of incorporation and bylaws could make a takeover proposal more difficult.

If the Business Combination is consummated, New Astra’s organizational documents will be governed by Delaware law. Certain provisions of Delaware law and of New Astra’s certificate of incorporation and bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock held by New Astra’s stockholders. These provisions provide for, among other things:

•        the ability of New Astra’s board of directors to issue one or more series of preferred stock;

•        stockholder action by written consent only until the first time when the Astra Founders cease to beneficially own a majority of the voting power of the capital stock of New Astra;

•        certain limitations on convening special stockholder meetings;

•        advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Astra’s annual meetings;

•        amendment of certain provisions of the organizational documents only by the affirmative vote of (i) a majority of the voting power of the capital stock of New Astra so long as the Astra Founders beneficially own shares representing a majority of the voting power of the capital stock of New Astra and (ii) at least two-thirds of the voting power of the capital stock from and after the time that the Astra Founders cease to beneficially own shares representing a majority of the voting power of the voting stock of New Astra; and

•        a dual-class common stock structure with 10 votes per share of New Astra Class B common stock, the result of which is that upon the Business Combination, the Astra Founders will have the ability to control the outcome of matters requiring stockholder approval, even though the Astra Founders will own less than a majority of the outstanding shares of New Astra’s capital stock.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire New Astra, even if the third party’s offer may be considered beneficial by many of New Astra’s stockholders. As a result, New Astra’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, New Astra may experience negative reactions from the financial markets, including negative impacts on the price of New Astra common stock. These provisions could also discourage proxy contests and make it more difficult for New Astra’s stockholders to elect directors of their choosing and to cause New Astra to take other corporate actions that New Astra’s stockholders desire. See “Description of New Astra Securities.”

New Astra’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by New Astra’s stockholders, which could limit New Astra’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with New Astra or New Astra’s directors, officers or other employees.

If the Business Combination is consummated, New Astra’s certificate of incorporation will provide that, unless New Astra consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of New Astra, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Astra to New Astra or New Astra’s stockholders, (iii) any action asserting a claim against the New Astra, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the bylaws, or (iv) any action asserting a claim against New Astra, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of New Astra’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in New Astra’s certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with New Astra or New Astra’s directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of New Astra’s certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New Astra may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New Astra’s business, financial condition and results of operations and result in a diversion of the time and resources of New Astra’s management and board of directors.

Risks Related to Astra’s Business

The following risk factors will apply to Astra’s business and operations following the completion of the Business Combination. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Astra and its business, financial condition and prospects following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.” Astra may face additional risks and uncertainties that are not presently known to it, or that it currently deems immaterial, which may also impair Astra’s business or financial condition. The following discussion should be read in conjunction with the financial statements of Astra and notes to the financial statements included herein.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Astra prior to the consummation of the Business Combination.

We have not yet delivered customer satellites into orbit using any of our launch vehicles or rockets, and any setbacks we may experience during our first commercial launch planned for 2021 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.

The success of our launch and satellite services business will depend on our ability to successfully and regularly deliver customer satellites into orbit. In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 km and demonstrated orbital launch capability. Our data from this launch suggest that only minor adjustments are necessary to achieve sufficient orbital velocity to successfully inject a satellite into orbit. Our first commercial launch in 2021 will be a demonstration mission in which our launch vehicle is expected to achieve sufficient velocity to launch a Low Earth Orbit (“LEO”) satellite into space for the first time, and will serve as an opportunity to learn from the experience and to make further refinements to the design and manufacturing processes used to construct our launch vehicles and rockets.

There is no guarantee that our planned commercial launches in 2021 or subsequent commercial launches thereafter will be successful. While we have built operational processes to ensure that the design, manufacture, performance and servicing of our launch vehicles and rockets meet rigorous performance goals, there can be no assurance that we will not experience operational or process failures and other problems during our first commercial launch or any planned launches thereafter. Any failures or setbacks, particularly on our first commercial launches, could harm our reputation and have a material adverse effect on our business, financial condition and results of operation.

We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.

We have incurred significant losses since our inception. We incurred net losses of $68.3 million and $53.2 million for the years ended December 31, 2020 and 2019, respectively. While we have generated limited revenue to date, we have not yet started commercial launch activities, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we commence commercial launch activities, continue to refine and streamline our design and manufacturing processes for our launch vehicles, increase the payload of our rockets, make technical improvements, increase our flight cadence, hire additional employees and continue research and development efforts relating to new products and technologies, including our Satellite Services business. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

The success of our business will be highly dependent on our ability to effectively market and sell our launch services for small LEO satellites and to convert contracted revenues and our pipeline of potential contracts into actual revenues.

We expect that our success will be highly dependent, especially in the foreseeable future, on our ability to effectively forecast, market and sell our launch services for small LEO satellites. We have limited experience in forecasting, marketing and selling such services, and if we are unable to utilize our current or future sales organization effectively in order to adequately target and engage our potential customers, our business may be adversely affected.

We also expect that our success will be highly dependent on our ability to convert contracted revenues and our pipeline of potential contracts into actual revenues. Ahead of the planned commencement of our commercial launch operations in 2021, we have received interest from a wide range of customers across various satellite applications or use cases. As of January 31, 2021, we estimate that our contracted revenue is worth approximately $150 million and continues to increase, while our pipeline consists of approximately $1.2 billion in potential contracts in negotiation or early discussions. Our contracted revenues and our estimated pipeline may not fully convert into actual revenues because certain of our customers have the right to terminate their contracts if we do not achieve certain milestones. We may not meet these milestones, in which case the value of our contracted revenues may be significantly lower than our current estimates. Additionally, if we are unable to keep up with the demand for our launch services from a production and delivery perspective, we may not be in a position to deliver on our contracted revenues or our pipeline of potential contracts.

We remain in active discussions with potential customers and anticipate an increase in contracted revenue as the small satellite and satellite constellation markets continue to develop. Our success depends, in part, on our ability to attract new customers in a cost-effective manner. Notwithstanding our estimated contracted revenue, we expect that we will need to make significant investments in order to attract new customers. Our sales growth is dependent upon our ability to implement strategic initiatives, and these initiatives may not be effective in generating sales growth. In addition, marketing campaigns, which we have not historically utilized, can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. Further, as our brand becomes more widely known, future marketing campaigns or brand content may not attract new customers at the same rate as past campaigns or brand content. If we are unable to attract new customers, our business, financial condition and results of operations will be harmed.

The market for commercial launch services for small LEO satellites is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for in-space infrastructure services, in particular, commercial launch services for small LEO satellites, has not been well established and is still emerging. Our estimates for the total addressable launch market and satellite market are based on a number of internal and third-party estimates, including our contracted revenue, the number of potential customers who have expressed interest in our launch services, assumed prices and production costs for our launch vehicles, assumed flight cadence, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be incorrect.

Our ability to grow our business depends on the successful development of our launch vehicles, satellites and related technology, which is subject to many uncertainties, some of which are beyond our control.

Our current primary research and development objectives focus on the development of our existing and any additional launch vehicles, small satellite bus and integration capabilities and related technology. If we do not complete this development in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development of our launch and satellite capabilities and related technology involves many uncertainties, some of which are beyond our control, including, but not limited to:

•        timing in making further enhancements to our launch vehicle design and specifications;

•        successful completion of our planned commercial launches;

•        our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•        performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

•        performance of a limited number of suppliers for certain raw materials and supplied components;

•        performance of our third-party contractors that support our research and development activities;

•        our ability to maintain rights from third parties for intellectual properties critical to our research and development activities;

•        our ability to continue funding and maintain our current research and development activities, particularly the development of various enhancements that increase the payload of our rocket; and

•        the impact of the COVID-19 pandemic on us, our customers, suppliers and distributors, and the global economy.

We routinely conduct hazardous operations in test and launch of our vehicles and vehicle subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our launch vehicles, satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated launch vehicles and conduct launch activities that depend on complex technology. Although there have been and will continue to be technological advances in spaceflight, our operations remain an inherently hazardous and risky activity. Launch failures, explosions and other accidents on launch or during flight have occurred and will likely occur in the future.

While we have built operational processes to ensure that the design, manufacture, performance and servicing of our launch vehicles and related technologies meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, cyber-attacks or other intentional acts, that could result in potential safety risks. We may experience a total loss of our launch vehicle and our customers’ payloads if there is an accident or failure at launch or during the journey into space, which could have a material adverse effect on our results of operations and financial condition. For some missions, we or our customers can elect to buy launch insurance, which can reduce our monetary losses from any launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development. Any insurance we or our customers have may not be adequate to cover our or their loss, respectively.

Any actual or perceived safety or reliability issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned launches, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property or medical complications could have a material adverse effect on our business, financial condition and results of operation.

We may not be able to convert our estimated $150 million in contracted revenue or $1.2 billion in potential contracts into actual revenue.

We expect that our success will be highly dependent on our ability to convert contracted revenues and our pipeline of potential contracts into actual revenues. As of January 31, 2021, we estimate that our contracted revenue is worth approximately $150 million and continues to increase, while our pipeline consists of approximately $1.2 billion in potential contracts in negotiation or early discussions. Our contracted revenues and our estimated pipeline may not fully convert into actual revenues because certain of our customers have the right to terminate their contracts if we do not achieve certain milestones, or other termination rights. We may not meet these milestones, in which case the value of our contracted revenues may be significantly lower than our current estimates. We remain in active discussions with potential customers and anticipate an increase in contracted revenue as the small satellite and satellite constellation markets continue to develop. We expect that following the successful delivery of customer payloads on our first several commercial launches, our existing and new customers will continue to use us on the further rollout of their satellite constellations.

Some of our existing customer contracts include provisions allowing the customers to terminate the contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). If any of our significant customer contracts are terminated and not replaced, our results of operations may differ materially and adversely from those anticipated. In addition, our contracts with government customers often contain provisions with additional rights and remedies favorable to such customers that are not typically found in commercial contracts. As a result, we may not receive revenue from these orders, and any contracted revenue we report may not be indicative of our future actual revenue.

Many events may cause a delay in our ability to fulfill our existing or future orders, or cause planned launches to not be completed at all, some of which may be out of our control, including unexpected weather patterns, maintenance issues, natural disasters, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule launches, which could have an adverse impact on our business, financial condition and results of operations.

We have not yet tested our launch vehicles with sufficient fuel to achieve optimal orbit velocity or at a payload capacity necessary for the successful deployment of a Big LEO satellite.

In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 km, demonstrating orbital launch capability. Our data shows that the rocket’s hardware and software performed well, and that only minor adjustments were required to achieve sufficient orbital velocity to successfully inject a satellite into orbit. We are currently planning our first commercial launches for 2021 with this adjustment made. Although our December 2020 launch was viewed as a success, we may not be successful in reaching space and achieving sufficient orbital velocity during our launches planned for 2021. If we fail to demonstrate our ability to successfully inject a satellite into orbit, our business, financial condition and results of operations could be materially and adversely impacted.

As part of our strategy, we plan to increase the maximum payload capacity of our rocket from approximately 50 kg in 2021 to up to 500 kg for a mid-inclination 500 km orbit by late 2023, which would make us a more compelling alternative for Big LEO constellation deployment and satellite replenishment. This payload capacity improvement will come from numerous improvements, enhancements and modifications to our rocket. We may not be successful in our efforts to make improvements to our rocket to achieve the full increase in payload capacity, and if we are unable to demonstrate our ability launch heavier satellites to LEO, our business, financial condition and results of operations could be materially and adversely impacted.

Any delays in the development and manufacture of additional launch vehicles, satellites and related technology may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, launch, production, delivery and servicing ramp of new launch vehicles, satellites and related technology. If delays like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the ramp of our spaceflight system or delays in increasing production further.

If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize our launch vehicles, satellites and related technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our launch vehicles at a quantity and quality that our customers demand, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our commercial launch services, manufacturing additional launch vehicles and satellites, conducting a sufficient number of launches to meet customer demand and providing customers with an experience that meets or exceeds their expectations. Even if we succeed in developing launch vehicles consistent with our targeted timeline, we could thereafter fail to develop the ability to produce these vehicles at quantity with a quality management system that ensures that each unit performs as required. Any delay in our ability to produce launch vehicles at rate and with a reliable quality management system could have a material adverse on our business.

If our current or future launch services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays. Further, launch operations within restricted airspace require advance scheduling and coordination with government agencies and range owners and other users, and any high priority national defense assets will have priority in the use of these resources, which may impact our cadence of our launch operations or could result in cancellations or rescheduling. Any operational or manufacturing delays or other unplanned changes to our ability to conduct our launches could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, and manufacturing and distribution functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of spacecraft as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our launch vehicles.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, finding manufacturing capacity to produce our launch vehicles, rockets and related equipment, and delays in production and launches. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our presence around the globe, we expect to incur substantial expenses as we continue to attempt to streamline our manufacturing process, increase our launch cadence, hire more employees, and continue research and development efforts relating to new products and technologies and expand internationally. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for launch or satellite services.

Because our business is currently concentrated on commercial launch and satellite services, we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for launch and satellite services. There could be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased consumer confidence, decreased discretionary spending and reduced customer or governmental demand for LEO launch vehicles and satellites, which could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand. If our launch vehicles or satellites or those of one of our competitors were to be involved in a public incident, accident or catastrophe, this could create an adverse public perception of satellite launch or manufacturing activities and result in decreased customer demand for launch and satellite services, which could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our launch vehicles or rockets were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Any reputational harm to our business could cause customers with existing contracts with us to cancel their contracts and could significantly impact our ability to make future sales. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from an incident or accident.

We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

Since our inception, we have financed our operations and capital expenditures primarily through raising venture equity. In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants, could have pre-payment penalties and could reduce our operational flexibility or profitability. If the Business Combination is delayed, we may need to raise additional funds to proceed with our business plan. If the Business Combination is not completed and we are unable to obtain sufficient financial resources, our financial condition and results of operations could be adversely affected. We may be required to delay, limit, reduce or terminate our development activities or future commercialization efforts. If we are unable to generate such additional funding, or if we are unable to do so on favorable terms, we may not be able to meet our liquidity needs and ultimately generate positive cash flows on our anticipated timeline or at all.

Management has identified substantial doubt about the Company’s ability to continue as a going concern.

Based on our recurring losses and expectations to incur significant expenses and negative cash flows until 2024, management has identified substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. If the Business Combination is not completed, we will require significant additional funding to continue our operations. If we are unable to continue as a going concern, we may be forced to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Certain future operational facilities will require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service required by our launch and satellite services, and the ongoing need to maintain existing operational facilities requires us to expend capital.

We operate out of our headquarters in Alameda, California, which consists of approximately 285,000 square feet leased from the City of Alameda. The campus includes two primary buildings. This includes the Skyhawk Development and Production Facility, with a fully built out machine shop, production facilities, and offices for administrative responsibilities as well as research and development, and the Orion Engine Testing Facility for rocket engine testing, research, and development that was originally constructed by the U.S. Navy for jet engine testing. As part of our growth strategy, we anticipate finishing out additional space in the Skyhawk Development and Production Facility to support the continued ramp up of the Launch Services business, as well as the build out of facilities for the Satellite Services business. In addition, we currently operate a launch site at the Pacific Spaceport Complex in Kodiak, Alaska, and we plan to add additional launch sites as we increase the frequency of launches.

The building out of our Alameda campus and the construction of additional launch sites may require significant capital expenditures to develop, and in the future we may be required to make similar expenditures to expand, improve or construct adequate facilities for our launch services. In addition, there is no guarantee that we will be able to secure a long-term lease from the City of Alameda for our Alameda campus. In addition, as our Alameda campus and any other facilities we may utilize mature, our business will require capital expenditures for the maintenance, renovation and improvement of such existing locations to remain competitive. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures. If the costs of funding new locations or renovations or enhancements at existing locations exceed budgeted amounts or the time for building or renovation is longer than anticipated, our business, financial condition and results of operations could be materially adversely affected.

We currently operate from a facility on a month-to-month lease.

The long-term lease for our headquarters in Alameda, California recently expired. Following the expiration of our lease, we are currently operating with separate month-to-month leases applicable to each of the buildings on our Alameda campus, with letters of intent and license agreements in place with the city permitting us to occupy our existing facilities while we work to negotiate a long-term lease for the campus. While the City of Alameda has been a reliable lessor to date, we cannot assure that such arrangements will be available to us on terms similar to those we have with the City of Alameda moving forward or at all, or that our negotiations with the City of Alameda for a long-term lease will be successful. If we cannot ultimately secure a long-term lease with the City of Alameda, we would need to continue to operate with the uncertainty associated with short term leasing arrangements, and may need to utilize cash resources from operations or raise additional capital in order to construct additional facilities in other locations.

Regulatory, availability, and other challenges may delay our progress in establishing the number of launch sites we require for our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

Part of our strategy involves increasing our launch cadence and approaching a daily launch cadence by 2025. Our ability to achieve a near-daily launch cadence by 2025 will depend on our ability to add new launch sites. We currently operate a launch site at the Pacific Spaceport Complex in Kodiak, Alaska, and we expect to enter into a variety of arrangements to secure additional launch sites, which may include ownership, leasing, licensing, and permitting in the United States and outside the United States. We have in the past and may in the future experience delays in our efforts to secure additional launch sites around the globe. Challenges as a result of regulatory processes or in our ability to secure the necessary permissions to establish these launch sites could delay our ability to achieve our target cadence and could adversely affect our business.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to manufacture our launch vehicles is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our spacecraft or increased costs.

In addition, we have in the past and may in the future experience delays in manufacture or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by International Traffic in Arms Regulations and other restrictions on transfer of sensitive technologies. Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Failure of third-party contractors could adversely affect our business.

We are dependent on various third-party contractors to develop and provide certain of our components of our launch vehicles. Should we experience complications with any of these components, which are critical to the operation of our launch vehicle, we may need to delay our manufacturing activities or delay or cancel scheduled launches. We face the risk that any of our contractors may not fulfill their contracts and deliver their products or services on a timely basis, or at all. We have in the past experienced, and may in the future experience, operational complications with our contractors. The ability of our contractors to effectively satisfy our requirements could also be impacted by such contractors’ financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster or other events. The failure of any contractors to perform to our expectations could result in shortages of certain manufacturing or operational components for our spacecraft or delays in spaceflights and harm our business. Our reliance on contractors and inability to fully control any operational difficulties with our third-party contractors could have a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition in the commercial space market and other industries in which we may operate.

We face intense competition in the commercial space market and amongst our competitors. Currently, our primary competitors in the commercial launch market are SpaceX, RocketLab, United Launch Alliance, and Arianespace. In addition, we are aware of a significant number of entities actively engaged in developing commercial launch capabilities for small and medium sized payloads, including Virgin Orbit, Relativity, ABL, and Firefly, among others. Many of our current and potential competitors are larger and have substantially greater financial or other resources than we currently have or expect to have in the future, and thus may be better positioned to exploit the market need for small payloads and targeted orbital delivery, which is the focus of our business. They may also be able to devote greater resources to the development of their current and future technologies, which could overlap with our technologies, or the promotion and sale of their products and services. Our competitors could offer small launch vehicles at lower prices, which could undercut our business strategy and potential competitive edge. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings relative to ours. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We believe our ability to compete successfully as a commercial provider of launch and satellite services does and will depend on a number of factors, which may change in the future due to increased competition, including the price of our products and services, consumer satisfaction for the experiences we offer, and the frequency and availability of our products and services. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

We may in the future invest significant resources in developing new service offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.

While our primary focus for the foreseeable future will be on commencing our commercial launch activities, increasing our launch cadence, increasing the payload of our rockets, commercializing our Spaceport Services business and launching our commercial Satellite Services offerings, we may also invest significant resources in developing new technologies, services, products and offerings. However, we may not realize the expected benefits of these investments. These anticipated technologies, however, are unproven and these products or technologies may never materialize or be commercialized in a way that would allow us to generate ancillary revenue streams. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within the commercial launch and satellite industries, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations, and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies.

If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in our launch systems and related technologies. To date, we have relied primarily on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants and other relevant persons and other measures to protect our intellectual property, and intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours.

Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into non-disclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our customers, consultants and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon successful prosecution, maintenance, enforcement and protection of our owned and licensed intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, we may from time to time face allegations that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.

The majority of our customer contracts may be terminated by the customer at any time for convenience as well as other provisions permitting the customer to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis). If our contracts are terminated or if we experience any other contract-related risks, our results of operations may be adversely impacted. In addition, some of our customers are government entities, which subjects us to additional risks including early termination, audits, investigations, sanctions and penalties.

We are subject to a variety of contract-related risks. Some of our existing customer contracts, including those with the government, include provisions allowing the customers to terminate their contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). Customers that terminate such contracts may also be entitled to a pro rata refund of the amount of the customer’s deposit. In addition, some of our customers are pre-revenue startups or otherwise not fully established companies, which exposes us to a degree of counterparty credit risk.

Part of our strategy is to market our Launch Services and Spaceport Services to key government customers. We aim to sign an initial contract to construct and operate a spaceport for a European government customer. We expect we may derive limited revenue from contracts with NASA and the U.S. government and may enter into further contracts with the U.S. or foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the U.S. government, including the Federal Acquisition Regulation. These U.S. government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, in which case the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Our government contracts may be subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•        specialized disclosure and accounting requirements unique to government contracts;

•        financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•        public disclosures of certain contract and company information; and

•        mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

If any customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts for any reason, including as a result of our failure to meet certain performance milestones, or if a government customer were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

If we commercialize outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.

As part of our growth strategy for our Launch Services and Spaceport Services businesses, we aim to construct and operate launch sites outside of the United States. We aim to continue to build our pipeline of spaceport opportunities and develop additional locations. As we expand internationally, we expect that we would be subject to additional risks related to entering into international business relationships, including:

•        restructuring our operations to comply with local regulatory regimes;

•        identifying, hiring and training highly skilled personnel;

•        unexpected changes in tariffs, trade barriers and regulatory requirements, including through the International Traffic in Arms Regulations, or ITAR, Export Administration Regulations, or EAR, and Office of Foreign Assets Control, or OFAC;

•        economic weakness, including inflation, or political instability in foreign economies and markets;

•        compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•        foreign taxes, including withholding of payroll taxes;

•        the need for U.S. government approval to operate our spaceflight systems outside the United States;

•        foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

•        government appropriation of assets;

•        workforce uncertainty in countries where labor unrest is more common than in the United States; and

•        disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, or FCPA, OFAC regulations and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes.

Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our launch system operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, conducting commercial space launches in the United States require licenses and permits from certain agencies of the Department of Transportation, including the Federal Aviation Administration, or FAA, and review by other agencies of the U.S. Government, including the Department of Defense, Department of State, NASA, and Federal Communications Commission, or the “FCC”. License approval includes an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. Delays in FAA action allowing us to conduct commercial space launches could adversely affect our ability to operate our business and our financial results.

Moreover, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the United States and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not. The timing of our launches depends on our ability to secure regulatory licenses from the FAA and the FCC, and no company has yet conducted licensed launches at the annual rate we are targeting.

We aim to mass-produce the world’s first daily space delivery system. A component of our near-term strategy involves increasing our launch cadence by accelerating our development and production efforts and adding additional launch sites. Our ability to achieve this increased launch cadence within the timeframe in which we hope to do so will depend on our ability to secure the necessary regulatory licenses from the FAA, the FCC and other regulatory authorities. To our knowledge, the applicable regulatory authorities to date have not granted such licenses to a company endeavoring to launch rockets with such frequency, and as a result our business is dependent upon a regulatory framework that is untested and unprecedented. Our failure to obtain the licenses necessary to support our anticipated launch cadence, or any delays or hurdles that present in our interactions with the FAA, the FCC or other regulatory authorities, could impact our ability to grow our business, could delay our ability to execute on our existing and future customer contracts and could adversely affect our business and results of operations.

We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the EAR, the ITAR, and economic sanctions administered by the Treasury Department’s OFAC. Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm.

Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Under the “Exon-Florio Amendment” to the U.S. Defense Production Act of 1950, as amended (the “DPA”), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction.

The Foreign Investment Risk Review Modernization Act (“FIRRMA”), enacted in 2018, amended the DPA to, among other things, expand CFIUS’s jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that have involvement with critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens (“TID U.S. Businesses”), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly.

As we expand our international presence, we may also become subject to additional privacy rules, many of which, such as the General Data Protection Regulation promulgated by the European Union (the “GDPR”) and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition and results of operations.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineers, manufacturing and quality assurance, design, finance, marketing, sales and support personnel. Our senior management team has extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition and results of operations.

Competition for qualified highly skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. We have not yet started commercial launch operations, and our estimates of the required team size to support our estimated flight rates may require increases in staffing levels that may require significant capital expenditure. Further, any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. Additionally, we do not carry key man insurance for any of our management executives, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, financial condition and results of operations.

Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our operations are entirely based in and around our Alameda, California campus, where our machine shop, production facilities, administrative offices, and research and development functions are located. Our Alameda, California campus also houses our facility used for rocket engine testing, research, and development. In addition, we also operate a launch facility in Kodiak, Alaska. Any significant interruption due to any of the above hazards and operational to the manufacturing or operation of our facilities, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located, or damage sustained to our launch pad could result in manufacturing delays or the delay or cancellation of our planned commercial launches and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business and flight schedule.

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic outbreaks, terrorist attacks or disruptive political events in certain regions where our facilities are located, or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business, financial condition and results of operations. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact the ability of our launch services to be carried out as planned, resulting in additional expense to reschedule such service, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession in the United States or abroad. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, commence our commercial launch activities as planned or thereafter increase our launch cadence. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our commercial launch operations.

As a private company, we were not required to document and test our internal controls over financial reporting nor was our management required to certify the effectiveness of our internal controls and our auditors were not required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business, financial condition, results of operations and prospects once we are a public company.

Astra was not required to document and test its internal controls over financial reporting nor was its management required to certify the effectiveness of their internal controls and its auditors were not required to opine on the effectiveness of their internal control over financial reporting. Similarly, as an “emerging growth company,” Holicity was exempt from the SEC’s internal control reporting requirements. We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for 12 months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

If we are unable to certify the effectiveness of our internal controls, or if our internal controls have material weaknesses, we may not detect errors in a timely manner, our financial statements could be misstated, we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business, financial condition and results of operations and adversely affect the market price of our securities.

We have identified three material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

We identified three material weaknesses in our internal control over financial reporting as of and for the year ended December 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is related to the segregation of duties and related conflicts with respect to our information technology systems, including administrative access to our financially relevant information technology systems. The second material weakness arises from our lack of formal accounting policies and procedures during the applicable audit period, which resulted in material errors in our financial statements not being identified by management. The third material weakness relates to our process for preparing and recording journal entries within our accounting systems related thereto.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses described above, primarily by implementing additional review procedures within our accounting and finance department, hiring a Chief Financial Officer, hiring additional personnel within the company’s accounting and finance function, designing and implementing information technology and application controls in our financially significant systems, and engaging additional external accounting experts to supplement our internal resources. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate the weaknesses in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will require disclosure of any material weaknesses identified by our management in our internal control over financial reporting. If we lose our emerging growth company status, our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. We will be required to disclose changes made in our internal control and our financial reporting procedures on a quarterly basis. To comply with the requirements of being a public company, we expect to need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities, which would require additional financial and management resources.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•        the number of launch missions we schedule for a period, the price at which we sell them and our ability schedule additional launch missions for repeat customers;

•        unexpected weather patterns, maintenance issues, natural disasters or other events that force us to cancel or reschedule launches;

•        the cost of raw materials or supplied components critical for the manufacture and operation of our rockets and launch equipment;

•        the timing and cost of, and level of investment in, research and development relating to our technologies and our current or future facilities;

•        developments involving our competitors;

•        changes in governmental regulations or in the status of our regulatory approvals or applications;

•        future accounting pronouncements or changes in our accounting policies; and

•        general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business, and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

We have been focused on developing launch capabilities and services since 2017. This limited operating history makes it difficult to evaluate Astra’s future prospects and the risks and challenges it may encounter.

Because Astra has limited historical financial data and operates in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more developed market. Astra has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Astra’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

The markets for launch services have not been well established as the commercialization of space is a relatively new development and is rapidly evolving. Our estimates for the total addressable markets for launch services are based on a number of internal and third-party estimates, including our contracted revenue and sales pipeline, assumed prices at which we can offer services, assumed frequency of service, our ability to leverage our current manufacturing and operational processes and general market conditions. As a result, our estimates of the annual total addressable markets for in-space infrastructure services, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We are subject to environmental regulation and may incur substantial costs.

We are subject to federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect its operations, operating costs, or competitive position.

The COVID-19 pandemic has and could continue to negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, and it has since spread throughout other parts of the world, including the United States. Any outbreak of contagious diseases or other adverse public health developments could have a material adverse effect on our business operations. These impacts to our operations have included, and could again in the future include, disruptions or restrictions on the ability of our employees’ and customers’ to travel or our ability to pursue collaborations and other business transactions, travel to customers and/or conduct live demonstrations of our products, oversee the activities of our third-party manufacturers and suppliers. We may also be impacted by the temporary closure of the facilities of suppliers, manufacturers or customers.

In an effort to halt the outbreak of COVID-19, a number of countries, including the United States, have placed significant restrictions on travel and many businesses have announced extended closures. These travel restrictions and business closures have and may in the future adversely impact our operations locally and worldwide, including our ability to manufacture, market, sell or distribute our products. Such restrictions and closure have caused or may cause temporary closures of the facilities of our suppliers, manufacturers or customers. A disruption in the operations of our employees, suppliers, customers, manufacturers or access to customers would likely impact our sales and operating results. We are continuing to monitor and assess the effects of the COVID-19 pandemic on our commercial operations; however, we cannot at this time accurately predict what effects these conditions will ultimately have on our operations due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak and speed of vaccinations, and the length of the travel restrictions and business closures imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact our operating results.

Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.

We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to income tax audits by various tax jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of our operations. Further, we may be unable to utilize our net operating losses in the event a change in control is determined to have occurred.

Recent U.S. tax legislation could adversely affect our business and financial condition.

Legislation enacted in December 2017 significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, imposing a one-time transition tax, or repatriation tax, on all undistributed earnings and profits of certain U.S.-owned foreign corporations, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform or of any future administrative guidance interpreting the provisions thereof is uncertain, and our business and financial condition could be adversely affected.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Holicity

Holicity is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding Holicity, see the section entitled “Other Information Related to Holicity” beginning on page 142.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Holicity formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on January 21, 2021. Merger Sub owns no material assets and does not operate any business.

Astra

Astra Space, Inc. is a satellite launch services company. For more information regarding Astra, see the section entitled “Business of New Astra” beginning on page 157.

THE SPECIAL MEETING

Overview

This proxy statement/prospectus is being provided to Holicity Stockholders as part of a solicitation of proxies by the Holicity Board for use at the Special Meeting to be convened on ___________, 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Holicity Stockholders on or about _____________, 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Astra in connection with the issuance by New Astra of common stock to be delivered to Astra’s stockholders in connection with the Business Combination.

Date, Time and Place of the Special Meeting

The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at a.m., New York City time, on ___________________, 2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting __________________ and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Proposals

At the Special Meeting, Holicity Stockholders will vote upon:

•        the Business Combination Proposal;

•        the Charter Proposal;

•        the Advisory Charter Proposals;

•        the Stock Issuance Proposal;

•        the Incentive Plan Proposal;

•        The ESPP Proposal; and

•        the Adjournment Proposal.

HOLICITY’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL, THE CHARTER PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE HOLICITY STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

Holicity has fixed the close of business on ______, 2021 as the “record date” for determining Holicity Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on _____, 2021, there were _______ Holicity Shares outstanding and entitled to vote. Each Holicity Share is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of Holicity Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of Holicity Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and Holicity Board Recommendation

The Business Combination Proposal

Holicity Stockholders are being asked to consider and vote on a proposal to adopt the Business Combination Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Holicity Stockholders of the Class A common stock and Stockholders of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The Charter Proposal

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Holicity Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSAL.

The Advisory Charter Proposals

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

The Stock Issuance Proposal

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The Incentive Plan Proposal

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

The ESPP Proposal

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.

Adjournment Proposal

If the chairman of the Special Meeting does not adjourn the Special Meeting, Holicity Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Holicity Stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Holicity reasonably determines that it is advisable or necessary to do so in order to obtain Holicity Stockholder approval for the Business Combination Agreement and thereby approval of the Business Combination.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Voting Your Shares

Holicity Stockholders may vote electronically at the Special Meeting by or by proxy. Holicity recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If your Holicity Shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are a Holicity Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Business Combination Agreement and the other proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•        by submitting a properly executed proxy card or voting instruction form by mail; or

•        electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Shares Held in Street Name

If your Holicity Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Holicity Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Holicity Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.

Revoking Your Proxy

If you are a Holicity Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

•        timely delivering a written revocation letter to the Corporate Secretary of Holicity;

•        signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•        attending the Special Meeting and voting electronically by visiting the website established for that purpose at ____ and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Holicity Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by Holicity’s Officers and Directors

As of the record date, the Holicity directors and officers and their affiliates had the right to vote approximately _______ Holicity Shares, representing approximately ______ % of the Holicity Shares then outstanding and entitled to vote at the meeting. Holicity’s Initial Stockholders have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, and we expect them to vote “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Redemption Rights

Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange

Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holicity’s Initial Stockholders will not have redemption rights with respect to any Holicity Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

•        hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•        prior to _______________, New York City time, on ________________, 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Holicity redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Holicity’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Holicity instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Holicity will promptly return any public shares previously delivered by public holders.

For illustrative purposes, the cash held in the Trust Account on December 31, 2020 was $300,046,957 or $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of Holicity Shares as they may receive higher proceeds from the sale of their Holicity Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Holicity cannot assure its stockholders that they will be able to sell their Holicity Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your Holicity Shares (either physically or electronically) to the transfer agent, in each case prior to _______________, New York City time, on ________________, 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.

Immediately following the Closing, New Astra will pay public stockholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Neither Holicity Stockholders nor Holicity warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Potential Purchases of Shares and/or Public Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Initial Stockholders, New Astra and/or its affiliates and the Astra Founders and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Holicity Shares or vote their Holicity Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Holicity satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Costs of Solicitation

Holicity will bear the cost of soliciting proxies from Holicity Stockholders.

Holicity will solicit proxies by mail. In addition, the directors, officers and employees of Holicity may solicit proxies from Holicity Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Holicity will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Holicity Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Holicity has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. Holicity has agreed to pay Morrow a fee of $30,000, plus disbursements. Holicity will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Holicity will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Holicity’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Other Business

Holicity is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Holicity Board may recommend.

Attendance

Only Holicity Stockholders on the record date or persons holding a written proxy for any stockholder or account of Holicity as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your Holicity Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit and enter the control number found on your proxy card. If your Holicity Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for Holicity, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing HOL.info@investor.morrowsodali.com.

THE BUSINESS COMBINATION PROPOSAL

The Holicity Stockholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. All Holicity Stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Holicity may consummate the Business Combination only if all of the condition precedent proposals are approved by the Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.

Structure of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Astra, with Astra surviving the Business Combination. Upon consummation of the foregoing transactions, Astra will be the wholly-owned subsidiary of New Astra (formerly Holicity). In addition, New Astra (formerly Holicity) will amend and restate its charter to be the Proposed Charter and adopt the dual class structure, each as described in the section of this proxy statement/prospectus titled “Description of New Astra Securities.”

Consideration to Astra Stockholders

At the Effective Time of the Business Combination , (i) each share of Astra preferred stock and Astra Class A common stock shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of New Astra Class A common stock, and (ii) each share of Astra Class B common stock and Astra preferred stock held by the Astra Founders shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of New Astra Class B common stock. The consummation of the Business Combination is conditioned upon, among other things, Holicity having met the Minimum Cash Condition (though this condition may be waived by Astra).

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra restricted share will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

Cash in Lieu of Fractional Shares.

No fractional shares of New Astra common stock will be issued as part of the Business Combination. In lieu of the issuance of any such fractional shares, New Astra has agreed to pay to each former holder of Astra common stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the fraction equal to the amount of the fractional share of New Astra common stock to which such holder otherwise would have been entitled multiplied by (ii) an amount equal to the volume weighted average share price of shares of Astra Class A common stock for the 20 trading days prior to the date that is 3 business days prior to the Closing.

The Private Placement

Holicity entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Holicity agreed to issue and sell in private placements an aggregate of 20,000,000 shares of Holicity Class A common stock to the PIPE Investors for $10.00 per share for aggregate gross proceeds of $200 million.

The Private Placement is expected to close immediately prior to the consummation of the Business Combination. In connection with the Closing, all of the issued and outstanding shares of Holicity Class A common stock, including the shares of Holicity Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Astra Class A common stock.

In connection with the Private Placement, Holicity engaged BofA Securities, Inc. (“BofA Securities”) and PJT Partners LP, a global advisory-based investment bank (“PJT”), as co-placement agents. In connection with performing services as co-placement agents, BofA Securities and PJT will receive fees and expense reimbursements customary for a PIPE transaction (subject to the terms and conditions of their engagement letters with Holicity). PJT previously had been hired to advise Astra in connection with the proposed business combination, and will receive customary compensation in connection therewith. Except in respect of the Private Placement, PJT did not provide any advice to Holicity, including, but not limited to, regarding the valuation of Astra or the terms of the business combination with Astra. Holicity and Astra each signed agreements with PJT acknowledging PJT’s role as both financial advisor to Astra in connection with the proposed business combination and as co-placement agent to Holicity in connection with the Private Placement and waived any purported conflicts in connection with such dual roles. In addition, BofA Securities, PJT and their respective affiliates may provide investment banking and other financial services to Holicity, Astra and their respective affiliates in the future, for which they would expect to receive customary compensation.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of Holicity and Astra. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Holicity is a blank check company incorporated in Delaware on June 2, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On August 7, 2020, Holicity completed its Initial Public Offering of 30,000,000 public units (including the issuance of 2,500,000 units as a result of the underwriters’ exercise of their over-allotment option), with each unit consisting of one share of Class A common stock and one-third of one public warrant, raising gross proceeds of approximately $300.0 million.

Prior to the consummation of the Initial Public Offering, the Sponsor purchased 7,500,000 shares of Holicity common stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. Concurrently with the Initial Public Offering, Holicity consummated the sale of 5,333,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor, generating gross proceeds of approximately $8.0 million.

The Business Combination was the result of an extensive search for a potential transaction utilizing the substantial deal sourcing, investing and operating expertise of our management team to identify and combine with one or more businesses with high growth potential.

Prior to the consummation of the Initial Public Offering, neither Holicity, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Holicity.

After the Initial Public Offering, our officers and directors commenced an active search for prospective businesses or assets to acquire in our initial business combination. Representatives of Holicity were contacted by, and representatives of Holicity contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. Our officers and directors and their affiliates also brought to our attention target business candidates.

During this search process, Holicity reviewed numerous business combination opportunities and entered into substantive discussions with four potential target businesses other than Astra. One such target (“Company W”) was in the technology industry, and discussions with Company W progressed to the submission by Holicity of a letter of intent but no significant negotiations. The target did not engage with us, and we terminated our relationship. The second target (“Company X”) was in the education and entertainment industry. After some diligence, we determined that the business of this target was not suitable for a public company at this time, and we terminated our relationship. The third and fourth companies (“Companies Y and Z”) were in the communications industry. While the third company had a promising business, it was being pursued by multiple other entities at the same time, and the price became higher than what we believed was appropriate for that business. We completed extensive diligence on the fourth business but also ultimately determined that it was not ready to become a public company at that time.

On October 12, 2020, representatives of PJT, acting as financial advisor to Astra, spoke with representatives of Holicity to introduce the opportunity for Holicity to consider a transaction with Astra. After the presentation, Holicity communicated to PJT that it had an interest in pursuing a transaction with Astra and requested information so that Holicity would be in a position to make a proposal to Astra. Following the delivery by Holicity of a non-disclosure agreement, Astra management gave a video presentation to Holicity management describing Astra’s business, management, launch experience and market opportunity.

On October 14, 2020, Craig McCaw, the Chairman of Holicity, met with Chris Kemp, one of the co-founders of Astra and its CEO, and they discussed the overall market opportunity and potential joint collaboration.

On October 15, 2020, there was a further update call between PJT, on behalf of Astra, and Holicity, in which call PJT expressed that if Holicity was interested in pursuing a transaction, Astra would like a Letter of Intent (“LOI”) by October 19, 2020. Following consultation with the management and board of Astra, PJT informed Holicity that several other interested SPACs were expected to submit offers in the area of $1 billion pre-money equity valuation.

Holicity management undertook a review of materials available to it regarding Astra, the satellite launch business and recent transactions and valuations in the industry and believed the $1 billion valuation was in the right range for Astra at the time because, despite the significant progress Astra had made to that point on its rocket development and its business plan, it had not yet succeeded in having a launch vehicle reach orbit. Holicity prepared a non-binding draft LOI, which included the $1 billion valuation, that was shared with Astra on October 19, 2020. The parties exchanged several drafts of the LOI over the next two days, during which period Holicity also learned that Astra had received LOIs from four other SPACs at valuations significantly in excess of the valuation implied by Holicity. Following consultation with the management and board of Astra, PJT informed Holicity that it would need to improve its offer from a $1 billion total enterprise value to a minimum $1.1 billion pre-money equity valuation.

Overall, Holicity determined that a business combination with Astra was favorable for Holicity Stockholders and did not present the issues described above for Companies W, X, Y and Z, as it was immediately actionable and in an industry in which Holicity was focused, possessed opportunity for growth and provided the best valuation proposition for Holicity Stockholders and other financial attributes that Holicity intended to target at the time of its Initial Public Offering.

On October 21, 2020, the parties agreed on a final form of LOI, which included: a minimum pre-money equity valuation of $1.1 billion, subject to completion of due diligence and finalization of a definitive agreement; an agreement to collaboratively obtain subscriptions from third party investors in the Private Placement if necessary; an agreement to maintain the current dual class voting structure of 10:1, with the consideration to implement the kinds of protections that customarily accompany dual class voting structures in public markets, and mutual promises of exclusive dealing while the parties explored the potential for a transaction in more detail.

On the same day, Holicity engaged Deutsche Bank Securities Inc. (“Deutsche Bank”) to provide financial advice on the potential transaction and the industry generally, assist with Holicity’s preparation of a financial model of Astra’s business (the “financial model”) and help negotiate the transaction. Deutsche Bank was also the lead underwriter for Holicity’s Initial Public Offering.

After signing the LOI, Holicity reduced its interactions with other business combination targets as required by the exclusivity provisions, and over the next several weeks, Astra provided Holicity and its representatives with due diligence materials, including financial information for Holicity to use in preparing its financial model. Representatives of Holicity and Astra held numerous telephonic conferences and virtual meetings to discuss commercial, technological, financial and legal elements of Astra’s business and manufacturing process to assist Holicity and its advisors in developing Holicity’s financial model and overall assessment of the company. The parties discussed, among other things, detailed bill of materials cost, launch cost roadmap, unit cost breakdown, customer pipeline, total addressable market, nature of competition, technical issues involved in placing satellites in orbit, operational scalability, potential improvements to rocket performance and expected capital expenditures.

During this time period, Holicity, with the assistance of Deutsche Bank, modeled the Astra business and reviewed several attributes of Astra’s business model in order to generate a view as to the near-term financial performance and growth within the launch services market. In particular, Holicity noted Astra’s unique approach to manufacturing launch vehicles and flexibility in both timing and location for launch services. This and other data points and evaluations of other public and private companies would become the framework for Holicity’s determination that Astra is an exceptional company and investment opportunity for Holicity’s stockholders. The parties and their respective legal counsel began to draft and prepare definitive agreements governing the transaction, including a business combination agreement among the parties.

On November 3, 2020, there was a telephonic meeting of the Holicity Board of Directors during which Holicity management briefed Holicity’s Board of Directors on its progress with Astra. On the following day, senior members of Holicity’s management travelled to Alameda, California for a site visit and inspection of Astra’s facilities. Mr. McCaw and Chris Kemp had a dinner that evening to discuss the possibility of accelerating Astra’s business plan. As a result, Astra developed a revised business plan that included an acceleration of its rocket development, and this plan was ultimately agreed to by the parties even though it involved additional capital expenditures in the near term.

In the days that followed Holicity’s onsite visit of Astra’s facilities, there was continuing contact between the parties, and both parties formally agreed on November 9, 2020 to extend the exclusivity period provided by the LOI to December 31, 2020. Holicity continued to work thereafter on a draft investor presentation and conducting due diligence.

On November 5, 2020, Mr. McCaw had a meeting with an Astra customer for the purpose of independently validating Astra’s technology and strategic approach to launching small satellites. Also during the period of due diligence in the subsequent weeks, representatives of Holicity held conference calls with current and potential Astra customers to better understand the business, the broader market and its prospects.

On December 11, 2020, Astra was notified that it had been selected by the National Aeronautics and Space Administration (“NASA”) Launch Service Program and that its proposal for a fixed price launch service contract for the delivery of a 30kg “CubeSat” represented the best value to the United States government in response to a request for proposals published by NASA that included many of Astra’s competitors, including Relativity Space, Interorbital Systems and other industry leaders. Holicity viewed this award (NASA’s VCLS II) as the highest possible validation of Astra’s technology and program.

On December 11, 2020, Holicity management engaged Deutsche Bank and BofA Securities to advise on a potential business combination with Astra and separately engaged BofA Securities to be lead placement agent to assist Holicity in its solicitation of potential PIPE Investors.

From October 29, 2020 to December 11, 2020, Astra raised $11.9 million of convertible notes to address its short-term financing needs. Pendrell also separately began to address Astra’s cash needs prior to the time that a business combination could be consummated, especially in light of the accelerated development plan discussed by the parties. Ultimately, Pendrell provided Astra with a preliminary term sheet contemplating a $20 million bridge loan facility and a concurrent $30 million equity commitment by various parties, including $5 million from Pendrell, which would be in lieu of other financing alternatives.

On December 15, 2020, Astra’s Rocket 3.2 test rocket, launched from Kodiak, Alaska, passed the Kármán line, the separation point 100 km or 62 miles up that most consider the barrier between Earth’s atmosphere and space, and then achieved a successful upper stage ignition and shutoff, indicating that the Rocket was capable of delivering a payload into low-Earth orbit. This marked a significant milestone for Astra’s rocket program, made even more impressive by the relatively short turnaround since Astra’s previous rocket launch in September 2020, which suffered an anomaly during its first stage of flight and fell back to earth shortly after launch. The success of Rocket 3.2 made Astra the fastest privately-funded U.S. company in history to demonstrate orbital launch capability.

On December 16, 2020, following consultation with the management and board of Astra, a representative from PJT called Randy Russell to request that Holicity propose its views on a revised valuation for Astra following these successes and validation of Astra’s technology. The following morning, the PJT representative and Mr. Russell discussed a potential structure that included a $2.0 billion pre-money equity valuation and a $10 million equity investment by Pendrell directly into Astra. On behalf of Astra, PJT also shared a revised financial model prepared by Astra management with the Holicity team based on the accelerated development plan.

Holicity recognized there would be an increase in Astra’s pre-money valuation from the original valuation analysis it had prepared and continued to perform its diligence and analysis around a supportable valuation. Holicity asked its financial advisors to present their views on Astra’s valuation in light of its successful launch.

On December 18, 2020, representatives of Deutsche Bank advised Mr. Russell and other representatives of Holicity on Holicity’s considerations with respect to updating Astra’s valuation. The parties discussed Astra’s key recent developments, including its successful test flight of Rocket 3.2 and the recently awarded NASA VCLS II contract, as well as their impact on Astra’s valuation and its comparison to private and public peers. The discussions included a review of key metrics of Astra as compared to its publicly traded peers, which included revenue growth, EBITDA margin, as well as implied trading multiples based on projected EBITDA and revenue. The parties also noted the valuation methodologies of several recent de-SPAC transactions, in the context of how Astra’s valuation framework compared to these transactions.

On December 21, 2020, Holicity’s Board of Directors met again and was briefed by Holicity management on these developments and indicated its support for continued negotiations on extension of the LOI based on the proposed revised financial terms.

From December 22, 2020 through December 30, 2020, representatives of Holicity, along with representatives from Deutsche Bank and BofA Securities held telephonic meetings with Astra’s management, which included Martin Attiq and Kelyn Brannon, to discuss various aspects of Astra’s business and financial model previously prepared by Astra and Holicity.

On December 29, 2020, Holicity, Astra, BofA Securities and PJT held a telephonic meeting to discuss their views on the Private Placement process and timeline. Holicity and Astra also contemplated the size of the Private Placement and decided a $100 million Private Placement would be sufficient to fully fund Astra’s business plans from an equity perspective.

On December 31, 2020, management of Holicity and Astra formally agreed to extend the exclusivity period provided by the LOI to March 1, 2021. The amendment to the LOI reflected the proposed increased $2.0 billion pre-money equity valuation and an agreement for Astra to reimburse Holicity for all of its reasonable expenses under $2 million under certain circumstances if the proposed business combination was not completed.

During the week of January 4, 2021, Holicity and Astra agreed that Astra would complete a $25 million preferred equity financing, based on the $2.0 billion pre-money equity valuation, to help accelerate its business plan.

On January 7, 2021, following the execution of the LOI amendment, Holicity executed an agreement with PJT to engage it as co-placement agent to solicit potential PIPE Investors alongside BofA Securities given PJT’s knowledge of Astra, which agreement acknowledged PJT’s existing role as financial advisor to Astra in connection with the proposed business combination and waived any conflicts relating to such role. In addition, on January 6, 2021, Astra signed a conflict waiver and consent agreement with PJT acknowledging PJT’s role as financial advisor to Astra in connection with the business combination and co-placement agent for Holicity in connection with the Private Placement and waiving any conflicts in connection with PJT acting in such dual roles as contemplated therein.

On January 7, 2021, representatives of Winston & Strawn LLP, Hogan Lovells LLP, and Ropes & Gray LLP held a virtual conference call conducting legal due diligence with members of Astra’s management team. Key topics that were discussed included government contracts and regulatory matters, permits, trade and export, material contracts and suppliers, real property, environmental and other standard legal diligence matters.

On January 7, 2021, BofA Securities and PJT began reaching out to a select group of potential investors to gauge interest in the Private Placement.

On January 8, 2021, Holicity and Astra agreed Astra would have the right to terminate the business combination agreement if at closing it did not receive a minimum of $250 million of cash, including both the aggregate cash available to Holicity at the closing from the Trust Account and the equity financing from the Private Placement transaction. The parties had determined that $250 million was a sufficient minimum amount based on Holicity’s cash in trust and expected private placement proceeds, Astra’s capital needs, and data provided by Deutsche Bank benchmarking precedent transactions (which was inclusive of the minimum cash conditions for all completed de-SPAC transactions in 2020, benchmarked as a percentage of SPAC trust size and PIPE size).

Beginning on January 11, 2021 and over the next fifteen days, Holicity held a number of investor meetings with a select group of potential PIPE Investors, which included several existing stockholders of Holicity as well as third party investors. Mr. McCaw and Mr. Russell represented Holicity; and Chris Kemp, Dr. Adam London and Kelyn Brannon, the newly-appointed Chief Financial Officer, represented Astra. Prior to such meetings, prospective investors were provided access to a virtual data room containing materials to be furnished to those investors.

During the week of January 11, 2021, the $25 million preferred equity financing of Astra was increased to $30 million, with Pendrell as the lead investor with a $10 million investment. This financing increased the $2.0 billion pre-money equity valuation to $2.03 billion.

During the week of January 25, 2021, and in parallel with the negotiation and drafting of the business combination agreement, Holicity was successful in obtaining private placement commitments of $200 million. While the initial size of the Private Placement was contemplated to be $100 million, Holicity received strong interest from its targeted group of potential investors and strong demand stemming from a large anchor investor order. Following the positive response from investors, Holicity and Astra decided to upsize the Private Placement.

On January 28, 2021, Astra raised $30 million in net proceeds from the closing of a $70 million Series C financing that included a secondary transaction pursuant to which Astra’s founders, Mr. Kemp and Dr. London, sold to third parties $40 million of Astra preferred shares they owned. Those preferred shares were then converted by the buyers into Series C Preferred Stock of Astra. At the same time, Mr. Kemp and Dr. London agreed to a lockup provision in the Business Combination Agreement that mirrors Holicity’s lockup on its shares.

From January 28, 2021 to January 31, 2021, representatives of Holicity had multiple conversations with representatives of Astra to discuss remaining open issues in the Business Combination Agreement.

On January 29, 2021, Holicity’s Board of Directors held a special board meeting via video conference to discuss the business combination, commitments and support from existing and prospective stockholders and the terms of the definitive agreements. Also participating in the meeting were Holicity management, a representative of Deutsche Bank, and representatives of Winston & Strawn LLP. Mr. Russell briefed Holicity’s Board of Directors on the terms of the Business Combination Agreement and discussed the status of the proposed private placement. The Board then reviewed, discussed and asked questions regarding the terms and conditions of the Business Combination Agreement. The Deutsche Bank representative and Mr. Russell then discussed the valuation of Astra, including financial projections provided by Astra management, private and public peer valuations, and valuation methodologies for recent SPAC transactions. The Board was provided an opportunity to ask questions, and the parties discussed why a business combination between Holicity and Astra would present the best possible outcome for Holicity Stockholders.

Following the discussions and a separate discussion amongst Holicity’s independent directors, Holicity’s Board of Directors unanimously voted in favor of proceeding with the business combination with Astra as well as the Private Placement. In approving the transactions, Holicity’s Board of Directors determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the trust account.

On February 1, 2021, the parties entered into the Business Combination Agreement and Holicity entered into subscription agreements for the Private Placement. On February 2, 2021, Holicity and Astra issued a press release announcing the Business Combination.

The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the consummation of the Business Combination.

Holicity’s Board of Directors’ Reasons for the Approval of the Business Combination

On January 29, 2021, our board of directors unanimously (i) approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of Holicity and its stockholders, and (iii) recommended that Holicity’s stockholders approve and adopt the Business Combination. Before reaching its decision, our board of directors reviewed the results of the due diligence conducted by Holicity’s management, and which included:

•        review of Astra’s material contracts, intellectual property, financial results and prospects, taxes, legal and regulatory issues, leased properties, environmental challenges, insurance, engineering and technical achievements and challenges, and financial accounting, including both audited and unaudited financial statements and internal controls;

•        meetings and calls with the management team and legal and financial advisors of Astra regarding operations, forecasts and the Business Combination;

•        in-person and virtual tours of Astra’s facilities in Alameda, California;

•        discussions with Astra regarding its addressable market and competitive landscape;

•        discussions with Astra’s customers and potential customers;

•        financial projections prepared by Astra’s management team;

•        review of analyst reports and market trends in the space sector, including satellite production and launch industries, publicly traded comparable companies (including several satellite operators, aerospace and defense companies, and category-leading de-SPAC companies), and comparable transactions in the broader Space sector; and

•        received and reviewed the VCLS II’s publicly available full technical evaluation of Astra’s technical capabilities dated December 11, 2020.

As described under “The Background of the Business Combination” above, Holicity’s board of directors, in evaluating the Business Combination, consulted with Holicity’s management and financial and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, Holicity’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the complexity of such factors, Holicity’s board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of Holicity’s board of directors may have given different weight to different factors.

The factors considered by the Holicity Board of Directors in approving the business combination and the transactions contemplated thereby include, but are not limited to, the following:

•        High Growth Market Opportunity.    A massive disruption of the space industry is underway, with the broader space economy projected to grow from approximately $415 billion in 2018 (according to Space Foundation Space Report) to $1.4 trillion by 2030 (according to Wall Street research). Launch services are a critical enabler of the space economy, as the number of satellites expected to be built and launched is expected to grow by 14 times over the next decade — in part driven by the deployment of mega-constellations in LEO.

•        Key Space Sector Trends as Tailwinds Benefiting Astra.    Astra has strong momentum from the rapidly expanding small satellite market, which is seeking low-cost and regular launch access to orbit. Satellite technology has evolved such that today’s satellites are smaller, lighter and more powerful — thus making smaller rockets such as Astra’s vehicle sufficient and effective methods to deploy constellations. Satellite refresh cycles has also accelerated, driving further the need for launch services to replace satellites more frequently. The public-to-private sector shift and rise of the commercial U.S. space sector has led to an exponential growth in the number of ventures operating or planning to operate space assets, which represents more potential customers in need of launch services.

•        Significant Advantages from Mass-Production of Rockets.    Astra is bringing economies of scale available in mass manufacturing to the space business. The company has proven its affordable automotive-grade manufacturing processes, using readily available materials, can produce a reliable rocket at scale and at low cost. This innovative approach with a significant focus on automation allowed Astra to become the fastest privately-funded U.S. company in history to demonstrate orbital launch capability on December 15, 2020.

•        Uniquely Positioned Product Offering to Address Customer Needs.    Astra has a competitively differentiated market offering for its customers centered around its rapid cadence of launches, bespoke range of orbital destinations, global scale and affordability. Upon ramping up operations, Astra will be able to deliver launches on an almost-daily basis, which is significantly more than any of its peers’ capabilities. By using readily-available materials and affordable manufacturing processes for its rocket, Astra will be able to deliver its customers’ payloads to orbit at a lower cost than other alternatives in the market. Additionally, Astra’s global scale will allow it to deliver payloads with greater flexibility of launch location, as well as greater precision of end destination. This combination of factors make Astra well positioned to cater to the LEO market, especially as mega-constellations continue to deploy in the coming years.

•        Compelling Contracted Revenue and Pipeline.    Astra has over $150 million of contracted revenue from top commercial and government customers, and a pipeline of over $1.2 billion active opportunities at various stages of development. The company has experienced increasing momentum from new customer inquiries since its successful launch on December 15, 2020.

•        Strong, Experienced Management Team and Post-Closing Board of Directors.    Post business combination, Astra will continue to be led by Mr. Kemp, who previously served as CTO of IT, NASA and founded OpenStack. Dr. London, Astra’s Co-founder and CTO, previously conducted doctoral research under DARPA and NASA funded programs and also performed research culminating in the creation of the world’s smallest liquid-cooled chemical rocket engine. Dr. London will continue to lead the technology strategy and long-term product roadmap for the company. Ms. Kelyn Brannon, a corporate finance veteran with over 30 years of experience at various public and private high growth companies, will lead financing, financial reporting and investor relations functions as CFO. Holicity’s Chairman and Chief Executive Officer, Craig O. McCaw is expected to join New Astra’s Board of Directors upon closing, bringing significant public company operating track record and extensive deal-making and telecommunications experience to the Board.

•        Astra Investor Base.    The Holicity Board of Directors believes the composition of Astra’s investor base, with leading financial and strategic investors, demonstrates confidence in the company’s business strategy.

•        Potential Public Investor Enthusiasm for Pure-Play Space Companies.    In 2020, there was over $25.6 billion of equity investments in the space sector (according to research from Space Capital). Amidst the burgeoning space economy and the proliferation of commercial space-based businesses, there has traditionally been limited means for public investors to invest in pure-play space companies and partake in the value creation that industry pioneers such as SpaceX have demonstrated is achievable. The Business Combination with Holicity will create the first publicly-traded space launch company on Nasdaq.

•        Attractive Entry Valuation.    The combined company will have an anticipated initial pre-transaction enterprise value of $2.1 billion, implying a 3.1x multiple of 2025 projected Adjusted EBITDA (when New Astra’s operations are expected to achieve scale), and representing a discount to public trading market valuations of comparable companies across satellite operators, aerospace and defense and select category-leading de-SPAC companies. The set of comparable companies to Astra was selected based on a review of the space launch and services sectors and the existing universe of publicly traded companies at the time of the transaction. The satellite operators selected as comparable all have existing operations and space-based networks in either low-Earth or geostationary orbit and operate services-based businesses, similar to Astra’s plans for its own satellite services segment. The aerospace and defense companies selected are mature companies focused on manufacturing that have exposure to the space sector and serve the government and defense end markets and, similar to Astra, they also have contracts-based revenue models. While Astra is a growth company today, once its operations reach scale, Astra believes that the company’s financial profile may be comparable to the aerospace and defense sector. The category-leading de-SPAC companies were considered comparable given their similar high-growth profiles, uniquely differentiated technological approaches to their respective end markets and introduction of highly innovative products or services. The comparable companies used in the peer sets of satellite operators, aerospace and defense and select category-leading de-SPAC companies are described in further detail below.

•        The public trading market valuation of comparable Satellite Operators (consisting of Iridium Communications (NASDAQ: IRDM), Orbcomm Inc. (NASDAQ: ORBC), and Viasat Inc. (NASDAQ: VSAT), collectively, the “Satellite Operators”) have estimated 2021 enterprise value/revenue multiples ranging from 1.3x to 11.4x (and a median of 2.7x) and estimated 2021 enterprise value/EBITDA multiples ranging from 6.1x to 18.6x (and a median of 11.4x), in each case based on publicly available market data as of December 30, 2020. The public trading market valuation of comparable Aerospace and Defense companies (consisting of Maxar Technologies (NYSE: MAXR), L3Harris Technologies (NYSE: LHX), Boeing Co. (NYSE: BA), Northrop Grumman Corporation (NYSE: NOC), Lockheed Martin Corporation (NYSE: LMT), Airbus SE (EPA: AIR), and Aerojet Rocketdyne (formerly NYSE: AJRD), collectively, the “Aerospace and Defense Companies”) have estimated 2021 enterprise value/revenue multiples ranging from 1.3x to 2.6x (and a median of 1.6x) and estimated 2021 enterprise value/EBITDA multiples ranging from 9.7x to 26.2x (and a median of 11.1x), in each case based on publicly available market data as of December 30, 2020; provided that the metrics for Aerojet Rocketdyne represent market data as of December 18, 2020 given that Lockheed Martin announced the acquisition of Aerojet Rocketdyne on December 20, 2020. The public trading market valuation of comparable category-leading de-SPAC companies (consisting of QuantumScape Corp. (NYSE: QS), Luminar Technologies (NASDAQ: LAZR), ChargePoint Holdings (NYSE: CHPT), and DraftKings Inc. (NASDAQ: DKNG), collectively, the “category-leading de-SPAC companies”) imply estimated 2025 enterprise value/revenue multiples ranging from 7.4x to 15.9x (and a median of 10.3x) and estimated 2025 enterprise value/EBITDA multiples ranging from 48.6x to 66.9x (and a median of 49.9x), in each case based on publicly available market data as of December 30, 2020 and applying the trading price of $41.18 of Switchback Energy Acquisition Corporation for ChargePoint, being the counterparty to its previously announced business combination, provided that the metrics for QuantumScape Corp. represent 2027E, when its operations are projected to reach scale.

•        The Holicity Board of Directors also reviewed and considered recent de-SPAC transactions in the Space sector (Virgin Galactic, Momentus, AST & Science). These companies were considered informative given their recent de-SPAC listing structures and primary focus on pure-play space, although not deemed as comparable given some unique characteristics inherent in each business (for example, human spaceflight risk, B2C focus, or unique technology hurdles yet to be solved). In addition to the valuations and trading of publicly-traded companies, the Board considered private market valuations of other notable launch companies (SpaceX, Relativity Space, Rocket Lab), which were considered informative although not comparable, given that their businesses generally operate in the same sector but were privately held at the time.

•        Becoming the Fastest Privately-Funded U.S. Company to Ever Demonstrate Orbital Launch Capability.    In December 2020, NASA provided a full technical evaluation of Astra in response to a request for proposals that validated the maturity of Astra’s launch vehicle as a significant strength relative to competitors, while also awarding Astra a $3.9 million small satellite launch contract as part of its VCLS II program. Shortly thereafter, Astra began preparations for its planned demonstration launch from Kodiak, Alaska. On December 15, 2020, Astra’s Rocket 3.2 test flight made history by becoming the fastest privately-funded U.S. company to demonstrate orbital launch capability (earlier than the company had expected), suggesting the potential for near-term commercial success. Astra’s rapid iterative approach has proven that its platform can deliver for paying customers by mid-year 2021.

•        Expansive Future Opportunities.    In the future, Astra expects to evolve beyond its current position as a provider of launch missions. By providing spaceport services (as a turnkey solution) and ready-made satellites for certain customers, Astra’s platform offering will allow satellite operators to focus on building innovative payloads rather than integration and testing the wide range of parts required for reliable satellite operation.

•        Business Where Holicity Can Add Value.    Holicity’s Chairman and CEO, Mr. McCaw, who is expected to join the board of directors post-Business Combination, has shown repeated foresight in identifying and investing in key trends that have shaped the global telecommunications, media and technology markets. In bringing vision into reality, Mr. McCaw has also consistently built cohesive executive teams and culture-led organizations to execute within competitive markets. He led companies including McCaw Cellular Communications, Nextel Communications and Clearwire that developed innovative and transformational technologies and deployed assets underlying today’s wireless networks and bolstered the explosive growth in mobile services. Mr. McCaw was also an early proponent of global broadband LEO satellite communications systems through his leadership of Teledesic and ICO Global.

•        New Space Age.    The Holicity team is keenly aware from firsthand experience that access to space has previously been impaired by launch expense and complexity and has posed a significant challenge to operators. Pendrell’s heritage as a visionary non-geostationary satellite company provides a unique lens to partner with Astra as a new public company.

Our board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Potential Inability to Complete the Merger.    The Holicity Board of Directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Holicity if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to factors outside of the control of the parties to the transaction, including the need for antitrust approval. The Business Combination Agreement also includes an exclusivity provision that prohibits Holicity from soliciting other initial business combination proposals, which restricts Holicity’s ability to consider other potential initial business combinations until the earlier of the termination of the Business Combination Agreement or the consummation of the Business Combination.

•        Potential Redemption of Shares.    The Holicity Board of Directors considered the risk that the current public stockholders of Holicity would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to New Astra following the consummation of the Business Combination and potentially requiring Astra to waive certain conditions under the Business Combination Agreement in order for the Business Combination to be consummated. The Minimum Cash Condition is for the sole benefit of Astra. As of December 31, 2020, the trust account had approximately $300 million in U.S. Treasury Bills.

•        Astra’s Business Risks.    The Holicity Board of Directors considered that Holicity Stockholders would be subject to the execution risks associated with New Astra if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Holicity prior to the Closing. In this regard, the Holicity Board of Directors considered that there were risks associated with successful implementation of New Astra’s long term business plan and strategy and New Astra realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The Holicity Board of Directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Holicity Stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

•        Post-Business Combination Corporate Governance; Terms of the Stockholders’ Agreement.    The Holicity Board of Directors considered the corporate governance provisions of the Business Combination Agreement, the Stockholders’ Agreement, the Registration Rights Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of the Company following the Closing. In particular, they considered that the Astra Founders will individually control shares representing approximately 75% of New Astra’s voting power upon completion of the Business Combination and. have the right to designate a majority of directors to the board of directors of New Astra for as long as they hold certain amounts of shares of New Astra common stock and will have a right to approve or reject transactions involving New Astra. The Holicity Board of Directors was aware that these rights are not generally available to stockholders of Holicity, including stockholders that may hold a large number of shares, or directors of Holicity. See “BCA Proposal — Related Agreements” for detailed discussions of the terms and conditions of these agreements.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of Astra.    The Holicity Board of Directors considered that the terms of the Business Combination Agreement provide that Holicity will not have any surviving remedies after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of the Astra representations, warranties or covenants set forth in the Business Combination Agreement.

•        Litigation.    The Holicity Board of Directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•        Fees and Expenses.    The Holicity Board of Directors considered the fees and expenses associated with completing the Business Combination.

•        Diversion of Management.    The Holicity Board of Directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on New Astra’s business.

•        The Risk that Our Public Stockholders Would Vote Against the Business Combination Proposal or Exercise Their Redemption Rights.    The board of directors considered the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account to an amount below the minimum required to consummate the Business Combination. Further, the fact that public stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold public warrants which would be worthless if the Business Combination is not completed.

•        Our Management and Directors May Have Different Interests in the Business Combination Than the Public Stockholders.    The board of directors also considered the fact that members of our management and board of directors may have interests that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interests of Holicity’s Directors and Officers and Others in the Business Combination” below. However, our board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the IPO prospectus, and (ii) these disparate interests would exist or may be even greater with respect to a business combination with another target company.

•        Risks Related to Astra’s Business.    With respect to Astra’s business, the board of directors considered (i) the competition in the commercial space market, (ii) the wide variety of extensive and evolving government laws and regulations to which Astra’s business is subject, (iii) that the market for commercial launch services for small LEO satellites is not well established and is still emerging and (iv) that Astra has not yet delivered customer satellites into orbit using any of its launch vehicles or rockets, and any setbacks it may experience during its first commercial launch could have a material adverse effect on its business. The board of directors believed that although these risks could not be eliminated, the Astra management team was aware of these risks and was well-positioned to address them.

•        Risks Related to the Dual-Class Share Structure.    The board of directors also considered the risk of concentrating voting control in the dual-class share structure (with “super-voting” rights for Kemp and the Astra Founders), but determined that they were outweighed by the long-term benefits that a founder-controlled company would provide to Holicity Stockholders and future stockholders of Astra after closing.

The Holicity Board of Directors concluded that these risks could be managed or mitigated by Holicity or were unlikely to have a material impact on the Business Combination, Holicity or New Astra, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Holicity and its stockholders. Our board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by our board of directors is not intended to be exhaustive but does set forth the principal factors considered.

Projected Financial Information

On January 3, 2021, Astra provided Holicity with its internally prepared forecasts for each of the years in the five-year period ending December 31, 2025. Astra does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Astra prepared the financial projections set forth below to present key elements of the forecasts provided to Holicity. The Astra forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Holicity, our board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Astra’s business, all of which are difficult to predict and many of which are beyond Astra’s and Holicity’s control. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Astra’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Astra’s independent registered accounting firm, Holicity’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to Holicity and our board of directors in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR ASTRA, HOLICITY UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the projections provided by management of Astra to Holicity, which assume: (i) delivery of first customer payload in mid-year 2021; (ii) accelerated capital plan to deliver near-daily launch cadence by 2025; and (iii) build-out of the remainder of its manufacturing facility by the end of 2021, are summarized in the table below:

($ in millions)	2021E	2022E	2023E	2024E	2025E
Total Revenue	$4	$67	$256	$780	$1,501
Adjusted Gross Profit(1)	(6)	14	119	477	1,045
Adjusted EBITDA(1)	(81)	(130)	(53)	238	694
Capital Expenditures	(96)	(25)	(61)	(60)	(24)

____________

(1)      Excludes Stock-Based Compensation and other non-operating items.

Projected revenue is based on a variety of operational assumptions, including number of launches, average revenue per launch and ancillary add-on services. Astra’s revenue streams are projected to include Launch Services, Satellite Services, which will aim to provide modular configurable satellites for customers, and Spaceport Services, which will aim to offer turn-key spaceports and capability to launch Astra rockets for commercial and government customers. The projections assume a mid-year 2021 commencement of commercial operations, with launches ramping to a monthly cadence by 2022. As Astra’s launch cadence ramps to near-daily by 2025, and the capability of Astra’s launch vehicles is projected to increase to handle larger payloads, the number of launches is also projected to increase. The projections assume that Astra will begin offering Satellite Services and Spaceport Services to customers in 2022, as the Company increases the attachment rate to launch services. Projected launches and other services are based on ability to scale manufacturing in a severely supply-constrained launch market.

We intend to make major investments in automation and production equipment from 2022 to 2024, which will enable us to take advantage of mass production capabilities. Mass production, automation and optimized design are expected to result in significant decreases in labor expenses incurred during production and elimination of excess materials. Large-scale production for near-daily launch and optimized design will result in economies of bulk purchasing for rocket materials, lowering expected cost per rocket. The projections also assume margin expansion through the increase in Satellite Services and Spaceport Services from 2022. Annual capital expenditures are primarily based on the assumed costs of ongoing facility expansion, factory scale-up, test infrastructure, launch infrastructure and other expenditures. We also expect to gain operating leverage from our fixed costs infrastructure as SG&A and R&D expenses reach a steady state.

Adjusted gross profit and Adjusted EBITDA, both non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to gross profit, net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. Not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

In connection with its consideration of the potential business combination, Holicity’s board of directors were provided with the projections set forth above prepared by management of Astra (collectively, the “Projections”).

The Projections are included in this proxy statement/prospectus solely to provide Holicity’s stockholders access to information made available in connection with Holicity’s board of directors’ consideration of the proposed business combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was January 1, 2021.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections have not been audited. Neither the independent registered public accounting firms of Astra nor Holicity or any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of Astra and Holicity assume no responsibility for, and disclaim any association with, the Projections, as further described in the “Cautionary Note Regarding Forward- Looking Statements” on page 5.

The Projections were prepared in good faith by Astra management based on their reasonable estimates and assumptions with respect to the expected future financial performance of Astra at the time the Projections were prepared and speak only as of that time.

While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Astra, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The Projections were initially prepared to assist Holicity in its evaluation of Astra and the business combination. Astra has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Holicity. Neither Astra’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Astra relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Astra may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict.

The Projections are not included in this proxy statement/prospectus in order to induce any Holicity Stockholders to vote in favor of any of the proposals at the special meeting.

We encourage you to review the financial statements of Astra included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Historical Consolidated Financial Information of Astra”, and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Neither Holicity nor Astra or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. Early termination of the waiting period was granted by the Federal Trade Commission and the waiting period ended on ________________.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — Holicity’s Board of Directors Reasons for the Approval of the Business Combination,” Holicity’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for its Initial Public Offering with respect to Holicity’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Business Combination Agreement.

Interests of Holicity’s Directors and Officers in the Business Combination

In considering the recommendation of our board of directors in favor of approval of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a Holicity Stockholder. These interests include, among other things:

•        If we are unable to complete our initial business combination by August 7, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•        There will be no liquidating distributions from the Trust Account with respect to the Founder Shares if we fail to complete a business combination within the required period. Our initial stockholders purchased the Founder Shares prior to the Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 7,500,000 shares of New Astra Class A common stock.

•        Simultaneously with the closing of its Initial Public Offering, Holicity consummated the sale of 5,333,333 private placement warrants at a price of $1.50 per warrant in a private placement to the Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing of the Business Combination and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020, for one share of Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by August 7, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $9.3 million based upon the closing price of $1.75 per warrant on Nasdaq on May 17, 2021.

•        Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 7, 2022. Certain of them may continue to serve as officers and/or directors of New Astra after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Astra board of directors determines to pay to its directors and/or officers.

•        Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete a business combination by August 7, 2022.

•        In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

•        Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Holicity and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•        Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Holicity from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Astra’s good faith estimate of such amounts assuming a Closing as of January 31, 2021.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$300	$50
Private Placement	$200	$200
Sellers’ Equity	$2,030	$2,030
Holicity’s Founder Shares	$75	$75
Total Sources	$2,605	$2,355
Uses
Sellers’ Equity	$2,030	$2,030
Cash to Astra’s Balance Sheet	$458	$208
Holicity’s Founder Shares	$75	$75
Fees and Expenses	$42	$42
Total Uses	$2,605	$2,355

Directors and Executive Officers of New Astra After the Business Combination

Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of Nasdaq (whichever is applicable and, for the avoidance of doubt, after giving effect to any exemptions available to a controlled company), effective as of the Closing, Holicity will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the New Astra Board to consist of the persons designated by Astra in writing prior to Closing (including the person contemplated to be on the New Astra Board pursuant to the Director Nomination Agreement). On the Closing Date, Holicity shall enter into customary indemnification agreements reasonably satisfactory to Astra with the individuals to be elected as members of the New Astra Board, which indemnification agreements shall continue to be effective immediately following the Closing.

Except as otherwise directed in writing by Astra, and conditioned upon the occurrence of the Closing, Holicity will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the persons constituting the officers of Astra prior to the Effective Time of the Business Combination to be the officers of New Astra (and holding the same titles as held at Astra) until the earlier of their resignation or removal or until their respective successors are duly appointed.

Astra will take all necessary action prior to the Effective Time of the Business Combination such that (a) each director of Astra in office immediately prior to the Effective Time of the Business Combination shall cease to be a director immediately following the Effective Time of the Business Combination (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time of the Business Combination) and (b) certain directors or executive officers of Astra, determined by Astra and communicated to Holicity in writing prior to the Closing Date, shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time of the Business Combination, and, as of such time, shall be the only the directors of Surviving Company (including by causing the Astra Board to adopt resolutions prior to the Effective Time of the Business Combination that expand or decrease the size of the Astra Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Astra Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Except as otherwise directed in writing by Astra, the persons constituting the officers of Astra prior to the Effective Time of the Business Combination will continue to be the officers of the Surviving Company (and will hold the same titles as held at Astra) until the earlier of their resignation or removal or until their respective successors are duly appointed.

Stock Exchange Listing

Holicity’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “HOLUU”, “HOL” and “HOLUW”, respectively. Holicity intends to apply to list the New Astra Class A common stock and public warrants on Nasdaq under the symbols “ASTR” and “ASTR WS”, respectively, upon the Closing of the Business Combination. New Astra will not have units traded following the Closing of the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Holicity will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Astra issuing stock for the net assets of Holicity, accompanied by a recapitalization. The net assets of Holicity will be stated at historical cost, with no goodwill or other intangible assets recorded.

Astra has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Astra’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 92% of the voting interest in each scenario;

•        The largest individual minority stockholder of the combined entity is an existing stockholder of Astra;

•        Astra’s directors will represent the majority of the new board of directors of New Astra; and

•        Astra’s senior management will be the senior management of New Astra.

The preponderance of evidence as described above is indicative that Astra is the accounting acquirer in the Business Combination.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

Holicity’s Sponsor and the transferees of Founder Shares, along with Holicity’s directors and officers have agreed to vote the Founder Shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements — Holicity Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.

Recommendation of Holicity Board

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLICITY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of Holicity’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION AGREEMENT

The following describes certain aspects of the Business Combination, including the material provisions of the Business Combination Agreement. The following description of the Business Combination Agreement is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement /prospectus. We urge you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.

Explanatory Note Regarding the Business Combination Agreement

The Business Combination Agreement and this summary are included to provide you with information regarding the terms of the Business Combination Agreement. The Business Combination Agreement contains representations and warranties by Holicity and Astra. The representations and warranties made in the Business Combination Agreement by Holicity and Astra were qualified and subject to important limitations agreed to by Holicity and Astra in connection with negotiating the terms of the Business Combination Agreement. In particular, in your review of the representations and warranties contained in the Business Combination Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Business Combination Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Business Combination Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC. Moreover, some of the representations and warranties were qualified by the matters contained in the confidential disclosure schedules that Holicity and Astra each delivered in connection with the Business Combination Agreement and certain documents filed with the SEC. Finally, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Business Combination Agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of Holicity or Astra, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 230. Holicity will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Business Combination Agreement and will update such disclosure as required by federal securities laws.

Closing and Effective Time of the Merger

Unless Holicity and Astra otherwise mutually agree in writing, the Closing will take place on the date which is three business days after the date on which all of the Closing conditions set forth in Article IX of the Business Combination Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing of the Business Combination) (such date, the “Closing Date”). See “The Business Combination Agreement — Conditions to Closing” beginning on page 105 for a more complete description of the conditions that must be satisfied prior to Closing.

On the Closing date, Holicity and Astra will effect the Business Combination by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed or at such later time as may be agreed by Holicity and Astra in writing and specified in the certificate of merger. The time at which the Business Combination becomes effective is sometimes referred to in this proxy statement/prospectus as the “Effective Time”.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the second quarter of 2021. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by August 31, 2021 (the “Termination Date”), the Business Combination Agreement may be terminated by either Holicity or Astra. However, a party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if the failure of the Closing to occur by the Termination Date is due primarily to the failure of the party seeking to terminate the Business Combination Agreement to fulfil any obligations of such party set forth in the Business Combination Agreement. See “The Business Combination Agreement — Termination” beginning on page 108 for a more complete description of the termination provisions set forth in the Business Combination Agreement.

Treatment of Company Options, Warrants and Restricted Shares

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra restricted share will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Covenants and Agreements

Conduct of Astra Businesses Prior to the Completion of the Merger

Astra has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to conduct and operate its business in the ordinary course, and to preserve intact its current business organization and ongoing businesses and maintain the existing relations and goodwill with its customers, suppliers, joint venture partners, distributors and creditors, and to maintain all of its insurance policies.

In addition to the general covenants above, Astra has agreed that prior to the Effective Time, subject to specified exceptions, it will not without the written consent of Holicity (which may not be unreasonably withheld, conditioned or delayed):

•        change or amend its certificate of incorporation or bylaws;

•        make, declare or pay any dividend or distribution (whether in cash, stock or property) to its stockholders in their capacities as stockholders, (ii) issue, sell or pledge or authorize the issuance, sale or pledge of additional equity interests of Astra or any subsidiary of Astra or any other securities in respect of, in lieu of, or in substitution for equity interests of Astra or any subsidiary of Astra outstanding on the date of the Business Combination Agreement or effect any recapitalization, reclassification, split or other change in its capitalization (for the avoidance of doubt, the foregoing will not limit or restrict Astra’s right to issue shares of Astra common stock in connection with the exercise or vesting of any award under Astra’s stock plan or conversion of any Astra preferred stock), including, for the avoidance of doubt, any grant of any incentive equity interests to either Kemp or London without the prior written consent of Holicity, which consent may be withheld in its sole discretion, or any grant of any other incentive equity interests to any other person or entity without the prior written consent of Holicity, which consent shall not be unreasonably withheld, or (iii) except pursuant to Astra’s stock plan and the exercise of rights of first refusal under its certificate of incorporation, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

•        enter into, or amend or modify any material term of (in a manner adverse to Astra), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any material contract, any real estate lease document related to the leased real property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Astra is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business;

•        sell, transfer, license, sublicense, covenant not to assert, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any of its assets, properties or business (including material owned intellectual property), except for (i) dispositions of obsolete or worthless assets, (ii) sales of tangible inventory in the ordinary course of business and (iii) sales, abandonment, lapses of tangible assets or tangible items or tangible materials in an amount not in excess of an aggregate specified amount, other than as permitted by the Business Combination Agreement and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•        except as agreed to between the parties or otherwise required pursuant to Astra’s benefit plans, policies or contracts, or applicable law, benefit plans in effect on the date of the Business Combination Agreement, applicable law, or policies or contracts of Astra in effect on the date of the Business Combination Agreement, (i) (x) grant any increase in compensation, benefits or severance to either Astra Founder, or (y) grant any material increase in compensation, benefits or severance to any other employee, director or service provider of Astra other than any such individual with an annual base salary of less than an aggregate specified amount, (ii)  except to the extent otherwise permitted under the Business Combination Agreement, adopt, enter into or materially amend any benefit plan, or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Astra is a party or by which it is bound, (iii) grant or provide any severance, termination payments, bonus, change of control, retention, or benefits to any employee of Astra, except in connection with the promotion or hiring (to the extent permitted by clause (iv)) or separation of any employee in the ordinary course of business or the firing of any employee, (iv) hire any employee of Astra or any other individual who is providing or will provide services to Astra other than any employee with an annual base salary of less than an aggregate specified amount or to replace terminated employees in the ordinary course of business, (v) adopt, enter into or materially amend contracts with any consultants or independent contractors that involve consideration of more than an aggregate specified amount or (vi) take any action to accelerate the vesting, payment or funding of any cash compensation, payment or benefit;

•        (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the Business Combination Agreement);

•        make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed a specified amount, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with Astra’s annual capital expenditure budget for periods following the date of the Business Combination Agreement, made available to Holicity or any capitalized contract costs associated with new or existing customers;

•        make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity, except advances to directors, employees or officers in the ordinary course of business or as required under any provisions of its certificate of incorporation, its bylaws or any indemnification agreement to which it is a party, in each case as in effect as of the date of the Business Combination Agreement;

•        make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a governmental authority of or relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes (excluding extensions in connection with filing tax returns), or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

•        take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment;

•        acquire any fee interest in real property;

•        enter into, renew or amend in any material respect any Astra affiliate agreement;

•        waive, release, compromise, settle or satisfy any pending or threatened material claim (including any pending or threatened action) or compromise or settle any liability, other than in the ordinary course of business or that otherwise do not exceed an aggregate specified amount;

•        incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness in excess of an aggregate specified amount, other than in connection with borrowings, extensions of credit and other financial accommodations under Astra’s existing credit facilities, notes and other existing indebtedness and, in each case, any refinancings thereof subject to certain limitations;

•        enter into any material new line of business outside of the business currently conducted by Astra as of the date of the Business Combination Agreement;

•        make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

•        voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Astra and its assets and properties;

•        incur any liability pursuant to, arising out of or otherwise in connection with the CARES Act or any other government-sponsored relief program relating to COVID-19;

•        disclose any source code for any material owned software or any other material trade secrets to any person or entity (other than pursuant to a written agreement sufficient to protect the confidentiality thereof); or

•        enter into any agreement to do any action prohibited under the foregoing.

Conduct of Holicity Prior to the Completion of the Merger

Holicity has agreed to a more limited set of restrictions on its business prior to the Effective Time. Specifically, Holicity has agreed that prior to the Effective Time, except as expressly contemplated by the Business Combination Agreement, it will not, without the written consent of Astra (which may not be unreasonably withheld, conditioned or delayed):

•        change, modify or amend the trust agreement, the Holicity organizational documents or the organizational documents of Merger Sub;

•        make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (ii) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (iii) other than the redemption of any shares of Holicity Class A common stock as otherwise required by Holicity’s organizational documents in order to consummate the transactions contemplated by the Business Combination Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Holicity;

•        make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a governmental authority of or relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes (excluding extensions in connection with filing tax returns), or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

•        take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment;

•        enter into, renew or amend in any material respect, any Holicity affiliate agreement (or any contract, that if existing on the date of the Business Combination Agreement, would have constituted a Holicity affiliate agreement);

•        enter into, or amend or modify any material term of (in a manner adverse to Holicity or any of its subsidiaries (including Astra)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any contract to which Holicity or any of its subsidiaries is a party or by which any of their assets is bound (or any contract, that if existing on the date of the Business Combination Agreement, would have constituted such a contract) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Holicity or its subsidiaries is a party or by which it is bound;

•        waive, release, compromise, settle or satisfy any pending or threatened claim (including any pending or threatened action) or compromise or settle any liability;

•        incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

•        other than pursuant to the Subscription Agreements, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Holicity or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any Holicity warrants outstanding on the date of the Business Combination Agreement, (ii) other than pursuant to the Sponsor Agreement, amend, modify or waive any of the terms or rights set forth in any warrant agreement with respect to Holicity warrants, including amendment, modification or reduction of the warrant price set forth therein, (iii) enter into any new subscription agreements or other agreements that contemplate equity financing, or (iv) consummate the equity financing for gross proceeds in excess of an aggregate specified amount (including the Subscription Agreements existing as of the date of the Business Combination Agreement) or on terms materially different than those contained in such Subscription Agreements;

•        except as contemplated by the Incentive Plan, (i) adopt or amend any Holicity benefit plan, or enter into any employment contract, independent contractor agreement or collective bargaining agreement or (ii) hire any employee or any other individual who is providing or will provide services to Holicity or its subsidiaries;

•        fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership (limited or general), limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the Business Combination Agreement);

•        make any capital expenditures;

•        make any loans, advances or capital contributions to, or investments in, any other person or entity, make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity;

•        enter into any new line of business outside of the business currently conducted by Holicity as of the date of the Business Combination Agreement;

•        make any change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•        voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Holicity and its subsidiaries and their assets and properties; or

•        enter into any agreement to do any action prohibited under the foregoing.

HSR Act and Regulatory Approvals

Astra and Holicity have agreed to comply promptly but in no event later than ten business days after the date of the Business Combination Agreement with the notification and reporting requirements of the HSR Act. Astra and Holicity have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust.

Astra and Holicity agreed to cooperate in good faith with the regulatory consent authority and exercise their respective reasonable best efforts to undertake promptly any and all action required to complete the transactions contemplated by the Business Combination Agreement as soon as practicable and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under antitrust law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any regulatory consent authority or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination. Without limiting the generality of the foregoing, each of Astra and Holicity shall, and shall cause its respective subsidiaries to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of such party or any interest therein, and (ii) otherwise take or commit to take any actions that would limit such party’s freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of such party, or any interest or interests therein; provided that any such action is conditioned upon the consummation of the Business Combination Agreement.

Astra and Holicity have agreed to promptly notify the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the Business Combination Agreement, and Astra and Holicity have agreed to permit counsel to the other an opportunity to review in advance, and Astra and Holicity (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed communications by Astra and Holicity (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Business Combination Agreement; provided, that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other. Astra and Holicity have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Astra and Holicity (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Business Combination Agreement.

Astra and Holicity has agreed to (i) substantially comply with any information or document requests from the Antitrust Division and FTC and (ii) request early termination of any waiting period under the HSR Act.

Notwithstanding the above covenant or any other provision of the Business Combination Agreement, nothing in the Business Combination Agreement shall require or obligate Astra’s affiliates and investors, Holicity’s affiliates and investors (including the Sponsor) their respective affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by Holicity’s affiliates and investors, including the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Holicity’s affiliates and investors including, the Sponsor, or of any such investment fund or investment vehicle to take any action in connection with obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable antitrust laws or avoiding, preventing, eliminating or removing any impediment under antitrust law with respect to the Business Combination, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such person or entity or any of such entity’s subsidiaries or affiliates, or any interest therein.

Each of Astra and Holicity have agreed to request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust, (ii) prevent the entry in any action brought by the Antitrust Division or FTC or any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Business Combination Agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

Holicity, on the one hand, and Astra, on the other hand, have each agreed to pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Business Combination Agreement.

Each of Astra and Holicity have agreed that it will not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of the Antitrust Division or FTC or the expiration or termination of any applicable waiting period; (ii) increase the risk of any governmental authority entering an order prohibiting the consummation of the transaction contemplated by the Business Combination Agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by the Business Combination Agreement.

Notwithstanding anything in the Business Combination Agreement to the contrary, the restrictions and obligations described in the above paragraph shall not apply to or be binding upon Holicity’s affiliates, the Sponsor, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Holicity’s affiliates, the Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Holicity’s affiliates, the Sponsor or any such investment fund or investment vehicle.

Proxy Solicitation

Astra and Holicity have agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Holicity Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to Holicity’s stockholders and (iii) solicit proxies from the holders of shares of Holicity Class A common stock to vote in favor of each of the proposals contained in this proxy statement/prospectus. Holicity has agreed, through the Holicity Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “Holicity Board Recommendation”) and shall include the Holicity Board Recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. The Holicity Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Holicity Board Recommendation, provided that, in the event that the Holicity Board determines a material adverse effect has occurred with respect to the Astra, the Holicity Board may make a withdrawal of such recommendation or an amendment, qualification or modification of such recommendation to the extent required. Notwithstanding the foregoing, if on a date for which the Holicity Special Meeting is scheduled, Holicity has not received proxies representing a sufficient number of shares of Holicity Shares to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, whether or not a quorum is present, Holicity shall have the right to make one or more successive postponements or adjournments of the Holicity Special Meeting.

Consent Solicitation

Astra and Holicity have agreed to solicit the adoption of the Business Combination Agreement (the “Astra Approval”) by holders of a majority of the voting power of the outstanding shares of each of Astra common stock and Astra preferred stock (the “Astra stockholders”) via written consent as soon as promptly as practicable after this proxy statement/prospectus becomes effective. In connection therewith, Holicity and Astra shall jointly prepare an information statement regarding the Business Combination to the Astra stockholders in compliance with applicable law (the “Astra Information Statement”) and have agreed to use reasonable best efforts to, as promptly as practicable, (i) cause the Astra Information Statement with respect to the solicitation by Astra of the Astra Approval (the “Astra Information Statement”) to be disseminated to the Astra stockholders in compliance with applicable law and (ii) solicit written consents from Astra stockholders to give the Astra Approval. Astra has agreed, through the Astra board of directors, to recommend to the Astra stockholders that they adopt the Business Combination Agreement (the “Astra Board Recommendation”) and include the Astra Board Recommendation in the Astra Information Statement. The Astra board of directors shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Astra Board Recommendation. Astra has agreed to provide Holicity with copies of all stockholder consents it receives within one business day of receipt of the Company Approval. If the Astra Approval is obtained, then promptly following the receipt of the required written consents, Astra has agreed to prepare and deliver to the Astra stockholders who have not consented the notice required by Sections 228(e) and 262 of the DGCL. Unless the Business Combination Agreement has been terminated in accordance with its terms, Astra’s obligation to solicit written consents from the Astra stockholders to give the Astra Approval in accordance with the obligations described in this paragraph shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal (as such terms are described under the heading “— No Solicitation”).

No Solicitation

Except as expressly permitted by the provisions of the Business Combination Agreement summarized under this heading “No Solicitation” (the “no solicitation provisions”), from the date of the Business Combination Agreement to the Effective Time or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, Astra has agreed not to, and shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•        initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal (as defined below);

•        engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal;

•        approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

•        execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, Business Combination Agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal; or

•        resolve or agree to do any of the foregoing.

Astra also agreed that immediately following the execution of the Business Combination Agreement it shall, and shall use its commercially reasonable efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the Business Combination Agreement and their respective representatives) conducted prior to the date of the Business Combination Agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal.

Astra has agreed to promptly (and in any event within one business day) notify, in writing, Holicity of the receipt of any inquiry, proposal, offer or request for information received after the date of the Business Combination Agreement that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal. Astra will promptly (and in any event within two business day) keep Holicity reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or acquisition proposal (including any material changes thereto).

As used in the Business Combination Agreement: “acquisition proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Holicity, Merger Sub or their respective affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of Astra, (B) any direct or indirect acquisition of 15% or more of the consolidated assets of Astra (based on the fair market value thereof, as determined in good faith by the Astra board of directors), including through the acquisition of one or more subsidiaries of the Astra owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of Astra, any tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 15% or more of the total voting power of the equity securities of Astra, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Astra (or any subsidiary of Astra whose business constitutes 15% or more of the net revenues, net income or assets of Astra and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of Astra.

Holicity Exclusivity

Through the Closing or earlier valid termination of the Business Combination Agreement, Holicity has agreed not to take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Astra, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than with Astra, its stockholders and their respective affiliates and representatives. Holicity has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Business Combination Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

Nasdaq Listing

Through the Closing, Holicity has agreed to use reasonable best efforts to ensure Holicity remains listed as a public company on, and for shares of Holicity Class A common stock to be listed on, Nasdaq. Holicity has agreed to use reasonable best efforts to cause the New Astra Class A common stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing date.

Indemnification of Directors and Officers

From and after the Effective Time of the Business Combination, Holicity and New Astra and the Surviving Company have agreed that they shall indemnify and hold harmless each present and former director and officer of Astra against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Astra would have been permitted under applicable law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of the Business Combination Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, New Astra has agreed to, and agreed to cause New Astra and its subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of the Business Combination Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. New Astra has agreed to assume, and be liable for, and shall cause the Surviving Company and their respective subsidiaries to honor, each of the covenants described in this paragraph.

Obligations as an Emerging Growth Company and a Controlled Company

Holicity agreed to, at all times during the period from the date of the Business Combination Agreement until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and to qualify, at the Effective Time, as a “controlled” company under the rules of Nasdaq; and (b) not take any action that would cause Holicity to not qualify as an “emerging growth company” within the meaning of the JOBS Act or, at the Effective Time, as a “controlled” company under the rules of Nasdaq.

Transaction Litigation

From and after the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, Holicity, on the one hand, and Astra, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder actions (including derivative claims) relating to the Business Combination Agreement, any ancillary agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Holicity, it or any of its representatives (in their capacity as a representative of Holicity) or, in the case of Astra, it or any of its representatives (in their capacity as a representative of Astra). Holicity and Astra shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other party set forth in the immediately preceding sentence, Holicity shall control the negotiation, defense and settlement of any Transaction Litigation brought against Holicity or any of its representatives and Astra shall control the negotiation, defense and settlement of any Transaction Litigation brought against Astra or any of its representatives; provided, however, that in no event shall either party or any of their respective representatives settle or compromise any Transaction Litigation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for the other party to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of the other party and any representative of such party that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by the other party or any representative of such party or (y) any non-monetary, injunctive, equitable or similar relief against the other party or (C) contains an admission of wrongdoing or lability by the other party or any of its representatives).

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•        Each of Astra and Holicity providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Astra’s and Holicity’s (as applicable) and its subsidiaries’ properties, records, systems, contracts and commitments;

•        Astra agreeing not to engage in transactions involving securities of Holicity without Holicity’s prior consent if Astra possesses material nonpublic information of Holicity;

•        Astra waiving claims to the Trust Account in the event that the Business Combination does not consummate;

•        Holicity and Astra agreeing to take all actions necessary or appropriate to cause certain appointments to the board of New Astra and the Surviving Company;

•        Astra and Holicity cooperating on the preparation and efforts to make effective this proxy statement prospectus;

•        Holicity making certain disbursements from the Trust Account;

•        Holicity keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•        Holicity taking steps to exempt the acquisition of Holicity Class A common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•        Holicity and Astra obtaining directors’ and officers’ liability insurance;

•        Cooperation between Astra and Holicity in obtaining any material third-party consents required to consummate the Business Combination;

•        Agreement relating to the intended tax treatment of the transactions contemplated by the Business Combination Agreement and in the event if the parties mutually determine in good faith that the transactions will not qualify for such intended tax treatment, an agreement to use commercially reasonable efforts to restructure the transactions contemplated by the Business Combination Agreement in a manner that is reasonably expected to result in the intended tax treatment;

•        Confidentiality and publicity relating to the Business Combination Agreement and the transactions contemplated thereby;

•        Holicity shall have received evidence or confirmation that Astra will be able to continue all of its operations and services without interruption, suspension or termination from and after the Closing in the same manner as such operations and services are conducted as of the date of the Business Combination Agreement and as of immediately prior to Closing, including but not limited to, evidence or confirmation that the FAA/DOT will approve the transfer of launch licenses, licenses to operate a launch site, or any other permits issued by the FAA/DOT required for the operation of its business as currently conducted, or that no transfer of any Permits issued by the FAA/DOT is required;

•        Astra will provide the necessary information and timely make any required amendments, notifications, and/or filings required under the ITAR, including but not limited to: (i) any material changes to Astra’s ITAR Registration as set forth in 22 C.F.R. 122.4(a)(2); and (ii) any required 60-day pre-notification filing as set forth in 22 C.F.R. 122.4(b); Holicity agrees to cooperate, including by providing any necessary information, to assist Astra in preparing any such required amendments, notifications, and/or filings; and

•        Promptly following the execution of the Business Combination Agreement, Astra shall notify the PPP Lender in writing of the Transactions herein and shall use its commercially reasonable efforts to complete and submit the PPP Forgiveness Application.

Representations and Warranties

The Business Combination Agreement contains representations and warranties made by Astra to Holicity relating to a number of matters, including the following:

•        corporate organization, qualification to do business, good standing and corporate power;

•        subsidiaries;

•        requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•        required governmental and regulatory consents necessary in connection with the Business Combination;

•        capitalization;

•        financial statements;

•        absence of undisclosed liabilities;

•        legal proceedings and absence of governmental orders;

•        compliance with applicable law;

•        intellectual property and information technology systems;

•        material contracts;

•        employee compensation and benefits matters;

•        labor matters;

•        tax matters;

•        broker’s and finder’s fees related to the Business Combination;

•        insurance;

•        properties and assets;

•        environmental matters;

•        absence of a material adverse effect since December 31, 2019 and absence of certain other changes;

•        affiliate agreements;

•        internal controls;

•        permits;

•        accuracy of Astra’s information provided in this proxy statement /prospectus;

•        operation of the business during COVID-19;

•        government contracts;

•        launch commitments and spaceports;

•        Federal Communications Commission matters;

•        international trade;

•        Paycheck Protection Program (“PPP”);

•        support agreement; and

•        no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the Business Combination Agreement, a “material adverse effect” with respect to Astra means any event, change or circumstance that individually or in the aggregate has, or would reasonably be expected to have, a material adverse effect on (1) the assets, business, results of operations or financial condition of the Astra, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “material adverse effect”: (a) any change in applicable laws or GAAP or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of the Business Combination Agreement, the pendency or consummation of the Business Combination or the performance of the Business Combination Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to Closing relating to those representations and warranties), (d) any change generally affecting any of the industries or markets in which Astra or its subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the Business Combination Agreement or the taking of any action required or contemplated by the Business Combination Agreement or with the prior written consent of Holicity (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to Closing relating to those representations and warranties), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, including, for the avoidance of doubt, COVID-19 and any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such law, directive, pronouncement or guideline or interpretation thereof following the date of the Business Combination Agreement or Astra’s compliance therewith (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Astra operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Astra, to meet any projections, forecasts or budgets (provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of material adverse effect)) or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which Holicity has requested or to which it has consented except in the cases of clause (a), (b), (d), (f) and (g) to the extent that such change has a disproportionate impact on Astra, as compared to other industry participants, or (ii) the ability of Astra to consummate the transactions contemplated by the Business Combination Agreement.

The Business Combination Agreement also contains representations and warranties made by Holicity to Astra relating to a number of matters, including the following:

•        corporate organization, qualification to do business, good standing and corporate power;

•        requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•        absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummate the Business Combination;

•        litigation and proceedings;

•        compliance with laws;

•        employee benefit plans;

•        required governmental and regulatory consents necessary in connection with the Business Combination;

•        financial ability; the Trust Account;

•        tax matters;

•        broker’s and finder’s fees related to the Business Combination;

•        proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

•        business activities; absence of operations;

•        accuracy of Holicity’s information provided in this proxy statement/prospectus;

•        no outsider reliance;

•        capitalization;

•        Nasdaq stock market quotation;

•        contracts;

•        title to property;

•        Investment Company Act of 1940;

•        affiliate agreements;

•        sponsor agreement;

•        equity financing; and

•        no additional representations and warranties.

The representations and warranties in the Business Combination Agreement do not survive the Effective Time and, as described below under “Termination”, if the Business Combination Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Business Combination Agreement, unless a party willfully breached the Business Combination Agreement prior to such termination.

This summary and the copy of the Business Combination Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Business Combination Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Business Combination Agreement contains representations and warranties by Holicity and Astra, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Business Combination Agreement were made solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, and in reviewing the representations, warranties and covenants contained in the Business Combination Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Business Combination Agreement to be characterizations of the actual state of facts or condition of Holicity, Astra or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to Closing

The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

•        HSR Act.    The applicable waiting period under the HSR Act in respect of the Business Combination shall have expired or been terminated.

•        No Prohibition.    There shall not have been enacted or promulgated any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination.

•        Other Requisite Regulatory Approvals.    All consents required to be obtained from or made with any governmental authority with respect to Astra, Holicity or Merger Sub to consummate the transactions contemplated by the Business Combination Agreement shall have been obtained or made.

•        Offer Completion.    The offer for redemption to stockholders of Holicity shall have been completed in accordance with the terms of the Business Combination Agreement, the organizational documents of Holicity and this proxy statement/prospectus.

•        Net Tangible Assets.    Holicity shall not have redeemed shares of its Class A common stock pursuant to its offer to stockholders in an amount that would cause Holicity to have less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act).

•        Holicity Stockholder Approval.    The adoption and approval by Holicity Stockholders of the Merger Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.

•        Astra Stockholder Approval.    The adoption and approval by Astra stockholders of the Business Combination Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.

•        Nasdaq.    New Astra common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

Additional Conditions to the Obligations of Holicity

The obligations of Holicity to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Holicity:

Representations and Warranties.

•        Certain of the representations and warranties of Astra regarding due incorporation, due authorization, capitalization, indebtedness, real property and brokers’ fees shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the date of the Business Combination Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

•        The representations and warranties of Astra regarding the non-existence of a material adverse effect shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date.

•        All of the other representations and warranties of Astra shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date of the Business Combination Agreement and as of the Closing date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.

•        Employment Arrangements.    Each of the employment agreements entered into by Astra with certain key employees in connection with the Business Combination Agreement shall be in full force and effect as of the Closing. The employment agreements are described below under “Ancillary Agreements Related To The Business Combination” beginning on page 110.

•        No Material Adverse Effect.    No material adverse effect shall have occurred with respect to Astra since the date of the Business Combination Agreement and which material adverse effect is continuing and uncured.

•        Astra Founders.    Each Astra Founder is employed by, and devotes their full time and attention to, Astra, and no Astra Founder has died, become disabled, or been terminated by Astra. Each of the employment agreements entered into on the date of the Business Combination Agreement shall be in full force and effect as of the Closing.

•        Agreements and Covenants.    Each of the covenants of Astra to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

•        Officer’s Certificate.    Astra shall have delivered to Holicity a certificate signed by an officer of Astra, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of Astra’s representations and warranties and the performance of its obligations under the Business Combination Agreement have been fulfilled.

•        Director Nomination Agreement.    Astra shall deliver to Holicity a counterpart of the Director Nomination Agreement duly executed by New Astra.

Additional Conditions to the Obligations of Astra

The obligations of Astra to consummate the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Astra:

Representations and Warranties.

•        Each of the representations and warranties of Holicity and Merger Sub contained in the Business Combination Agreement (other than the representations and warranties related to capitalization) (without giving effect to any limitation as to “materiality”, “material adverse effect” or any similar limitation set forth therein) shall be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date.

•        The representations and warranties of Holicity and Merger Sub regarding the capitalization of Holicity and Merger Sub shall be true and correct in all respects, other than de minimis inaccuracies as of the date of the Business Combination Agreement and as of the Closing Date (immediately prior to the effectiveness of the new charter of Holicity contemplated by this proxy statement/prospectus), as if made anew at and as of that time.

Agreements and Covenants.    Each of the covenants of Holicity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

Officer’s Certificate.    Holicity and Merger Sub shall have delivered to Astra a certificate signed by an officer of Holicity, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of Holicity’s and Merger Sub’s representations and warranties and the performance of Holicity’s obligations under the Business Combination Agreement have been fulfilled.

Proposed Charter.    The existing charter of Holicity shall be amended and restated in the form attached to the Business Combination Agreement as Exhibit C.

Sponsor Agreement.    The transactions contemplated by the Sponsor Agreement to occur at or prior to the Closing shall have been consummated in accordance with the terms of the Sponsor Agreement.

Director Nomination Agreement.    Holicity shall deliver to Astra a counterpart of the Director Nomination Agreement duly executed by the Sponsor.

Minimum Cash Condition.    The aggregate cash available to New Astra at the Closing from the trust account and the equity financing (after giving effect to the redemption of any shares of Holicity common stock in connection with the offer of redemption made to its stockholders, but before giving effect to the payment of the outstanding transaction expenses of Holicity and Astra) shall equal or exceed $250,000,000.

Termination

Mutual Termination Rights

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•        by written consent of Holicity and Astra; or

•        by written notice from either Astra or Holicity to the other if the required approval of Holicity Stockholders is not obtained at the Holicity Special Meeting (subject to any adjournment or recess of the Holicity Special Meeting).

Termination Rights of Astra

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•        prior to the Closing, by written notice to Holicity from Astra if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Holicity or Merger Sub set forth in the Business Combination Agreement (or any breach on the part of the Sponsor of Section 1 of the Sponsor Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Astra” set forth above would not be satisfied at the Closing (a “terminating Holicity breach”), except that, if any such terminating Holicity breach is curable by Holicity or Merger Sub through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Astra provides written notice of such violation or breach and the Termination Date) after receipt by Holicity of notice from Astra of such breach, but only as long as Holicity or Merger Sub continues to exercise such commercially reasonable efforts to cure such terminating Holicity breach (the “Holicity cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Holicity breach is not cured within the Holicity cure period, (ii) the Closing has not occurred on or before the Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation or (iv) Holicity fails to fulfill the Minimum Cash Condition; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Astra’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or by written notice from Astra if the written consent of Holicity as sole stockholder of Merger Sub is not delivered to Astra by the end of the day following the date of this proxy statement.

Termination Rights of Holicity

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

•        prior to the Closing, by written notice to Astra from Holicity if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Astra set forth in the Business Combination Agreement (or any material breach on the part of a Astra stockholder that is a party to the Support Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Holicity” set forth above would not be satisfied at the Closing (a “terminating Astra breach”), except that, if such terminating Astra breach is curable by Astra through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Holicity provides written notice of such violation or breach and the Termination Date) after receipt by Astra of notice from Holicity of such breach, but only as long as Astra continues to use its commercially reasonable efforts to cure such terminating Astra breach (the “Astra cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Astra breach is not cured within the Astra cure period, (ii) the Closing has not occurred on or before Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation or (iv) either Mr. Kemp or Dr. London ceases to be employed by and devote his full time and attention to Astra; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Holicity’s or Merger Sub’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided further that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Holicity is in material breach of its obligations under its obligations regarding maintaining its Nasdaq listing on such date; or

•        by written notice from Holicity if the duly executed counterparts to the support agreements shall not have been delivered to Holicity by the end of the day following the date of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party willfully breaches the Business Combination Agreement prior to such termination, which is deemed to include a failure by Holicity and Merger Sub to close in accordance with the Business Combination Agreement when they are obliged to do so. The provisions (i) requiring Astra to provide certain information for inclusion in the proxy statement/prospectus and requiring Holicity to update this proxy statement/prospectus in certain circumstances, (ii) requiring Astra and Holicity to keep certain information confidential and cooperate with each other in the making of any public statements related to the Business Combination, (iii) describing the effects of the termination of the agreement and (iv) regarding certain miscellaneous matters (collectively, the “surviving provisions”) and the confidentiality agreement, and any other section or article of the Business Combination Agreement referenced in the surviving provisions, which are required to survive in order to give appropriate effect to the surviving provisions, shall in each case survive any termination of the Business Combination Agreement.

Amendment

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement and which refers to the Business Combination Agreement. The approval of the Business Combination Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate the Business Combination Agreement in accordance with the termination provisions or to cause such party to enter into an amendment to the Business Combination Agreement pursuant to this paragraph.

Specific Performance

The parties to the Business Combination Agreement agree that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Business Combination Agreement.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into an Agreement (the “Sponsor Agreement”) with Astra, pursuant to which the Sponsor agreed to vote all shares of Holicity common stock beneficially owned by it in favor of each of the proposals at the Company’s stockholders meeting to vote on the Business Combination and the adoption of the Business Combination Agreement, to use its reasonable best efforts to take all actions reasonably necessary to consummate the Business Combination, to waive any anti-dilution protections provided to the Sponsor in the Company’s Certificate of Incorporation and to not take any action that would reasonably be expected to materially delay or prevent the satisfaction of the conditions to the Business Combination set forth in the Business Combination Agreement.

The Sponsor Agreement provides that the Sponsor will not redeem any shares of Holicity common stock and will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Holicity, Astra, any affiliate or designee of the Sponsor acting in his or her capacity as director or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Business Combination Agreement or the consummation of the transactions contemplated in such agreements.

Support Agreements

In connection with and following the execution of the Business Combination Agreement, certain Astra stockholders (the “Astra Supporting Stockholders”) entered into Astra support agreements with Holicity and Merger Sub (the “Support Agreements”). Under the Support Agreements, each Astra Supporting Stockholder agreed, on (or effective as of) the third business day following the SEC declaring effective the proxy statement/prospectus relating to the approval by Holicity Stockholders of the Business Combination, to execute and deliver a written consent with respect to the outstanding shares of Astra common stock and preferred stock held by such Astra Supporting Stockholder adopting the Business Combination Agreement and approving the Business Combination. The shares of Astra common stock and preferred stock that are owned by the Astra Supporting Stockholders and subject to the Support Agreements represent approximately seventy percent (70%) of the outstanding voting power of each of Astra common stock and Astra preferred stock (on an as converted basis). In addition, the Support Agreements prohibit the Astra Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Investors’ Rights Agreement

In connection with the execution of the Business Combination Agreement, Holicity, Astra, certain Holicity Stockholders, including the Sponsor, and certain Astra stockholders including the Astra Founders entered into the Investors’ Rights Agreement, to be effective at the Closing. In addition, all other Astra stockholders that receive capital stock of New Astra in the Business Combination will be asked to sign a joinder to the Investors’ Rights Agreement pursuant to a letter of transmittal.

Pursuant to the Investors’ Rights Agreement, New Astra will be required to register for resale securities held by the stockholders party thereto. New Astra will have no obligation to facilitate more than one demand made by the Sponsor, or its affiliates, that New Astra register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by New Astra. New Astra will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement restricts the ability of the Sponsor and the Astra Founders to transfer their shares of New Astra common stock, subject to certain permitted transfers, until the earlier of (i) the first anniversary of the closing of the Business Combination and (ii) following the closing of the Business Combination, if the closing price of the New Astra common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of the Business Combination. The Investors’ Rights Agreement also restricts the ability of each other stockholder who is a party thereto, including the directors and officers of Astra, to transfer their shares of New Astra common stock, subject to certain permitted transfers, until six (6) months after the closing of the Business Combination.

Director Nomination Agreement

In connection with the Closing, New Astra and the Sponsor will enter into a director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, the Sponsor will hold certain rights to nominate a member of the Board effective as of the Closing Date, subject to the conditions set forth in the Director Nomination Agreement. The Sponsor’s initial nominee to the board is expected to be Craig McCaw. The Director Nomination Agreement will terminate as of the date that is twelve months after of the Closing.

Employment Arrangements

In connection with the execution of the Business Combination Agreement, Astra entered into employment agreements with each of Chris Kemp, Adam London, Kelyn Brannon and Martin Attiq, to be effective at the Closing, which are described below under “Astra’s Executive and Director Compensation — Employment Agreements.”

THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, Holicity is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination and the Charter Proposal are approved, the Proposed Charter would replace the Current Charter.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the other condition precedent proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Proposal will have no effect, even if approved by the Holicity Stockholders.

Comparison of Current Charter to Proposed Charter

The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.

•        change Holicity’s name to “Astra Space, Inc.”;

•        increase the total number of authorized shares of all classes of capital stock, par value $0.0001 per share, from 221,000,000 shares, consisting of 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock, to 466,000,000 shares, consisting of 465,000,000 shares of common stock, including 400,000,000 shares of Class A common stock, par value $0.0001 per share, and 65,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share;

•        classify the post-Business Combination board of directors;

•        amend the terms of the shares of common stock, in particular to provide that each share of Class A common stock of New Astra has one (1) vote and each share of Class B common stock has ten (10) votes;

•        permit stockholders to act by written consent in lieu of a meeting until the time that the Class B common stock beneficially owns less than a majority of the voting power of the voting stock;

•         select the Court of Chancery of the State of Delaware as the exclusive forum for any derivative action or proceeding brought on behalf of New Astra, subject to certain limitations; and

•        eliminate certain provisions specific to Holicity’s status as a blank check company.

Reasons for the Approval of the Charter Proposal

In the judgment of the Holicity Board, the Proposed Charter is necessary to address the needs of the post-Business Combination company. In particular:

•        the name of the new public entity is desirable;

•        the greater number of authorized shares of capital stock is desirable for New Astra to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits;

•        the supermajority vote requirements, in the event the Astra Founders cease to beneficially own shares representing a majority of the voting power, provide anti-takeover protections for New Astra; and

•        the provisions that relate to the operation of Holicity as a blank check company prior to the consummation of its initial business combination will not be applicable to New Astra (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Holicity Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Recommendation of Holicity Board

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT Holicity STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER PROPOSALS

Overview

In connection with the Business Combination, Holicity is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal but, pursuant to SEC guidance, Holicity is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Holicity or the Holicity Board (separate and apart from the approval of the Charter Proposal). In the judgment of the Holicity Board, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal).

Advisory Charter Proposals

Advisory Charter Proposal	Holicity Current Charter	Proposed Charter
Advisory Proposal A — Changes in Share Capital

Under the Current Charter, Holicity is currently authorized to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value$0.0001 per share.

Under the Proposed Charter, New Astra will be authorized to issue 466,000,000 shares of capital stock, consisting of (i) 400,000,000 shares of New Astra Class A common stock, par value $0.0001 per share, (ii) 65,000,000 shares of New Astra Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Advisory Proposal B — Voting Rights of Common Stock	Under the Current Charter, the holders of Class A and Class B common stock are entitled to one vote for each such share on each matter properly submitted to Holicity’s stockholders entitled to vote.

Under the Proposed Charter, holders of New Astra Class A common stock will be entitled to cast one vote per Class A share, while holders of New Astra Class B common stock will be entitled to cast 10 votes per share of New Astra Class B common stock.

Advisory Proposal C — Limiting the Ability to Act by Written Consent

Under the Current Charter, any action required or permitted to be taken by the stockholders of Holicity must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders (other than with respect to the Holicity Class B common stock with respect to which action may be taken by written consent).

Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Astra must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided, however, prior to the first date on which the issued and outstanding shares of New Astra Class B common stock represent less than 50% of the total voting power of then outstanding shares of capital stock (the “Voting Threshold Date”), any action required or permitted to be taken at any annual or special meeting of New Astra stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.

Advisory Charter Proposal	Holicity Current Charter	Proposed Charter
Advisory Proposal D — Required Vote to Amend the Charter

The Current Charter provides that the Current Charter may be amended in accordance with Delaware law; provided that, no amendment to Article IX of the Current Charter, which sets forth the requirements for a business combination, trust account and redemption rights, that shall be effective prior to the consummation of an initial business combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of Holicity common stock.

Under the Proposed Charter, in addition to any vote required by Delaware law, (i) so long as any shares of New Astra Class B common stock remain outstanding, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of New Astra Class B common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Astra Class B common stock, (2) to provide for each share of New Astra Class A Common Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Astra Class A Common Stock other than as provided by the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Astra Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Astra Class A common stock; and (ii) so long as any shares of New Astra Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Astra Class A common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that alters or changes the powers, preferences, or special rights of the shares of New Astra Class A common stock so as to affect them adversely; or (2) to provide for each share of New Astra Class B common stock to have more than ten (10) votes per share or any rights to a separate class vote of the holders of shares of New Astra Class B common stock other than as provided by the Proposed Charter or required by the DGCL.

Advisory Charter Proposal	Holicity Current Charter	Proposed Charter
Advisory Proposal E — Required Vote to Amend the Bylaws

Under the Current Charter, the Holicity Board is expressly authorized to adopt, alter, amend or repeal the bylaws by the affirmative vote of a majority of the directors. The bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of all of the then-outstanding shares of capital stock of Holicity entitled to vote generally in the election of directors, voting together as a single class.

Under the Proposed Charter, the New Astra Board is expressly authorized to adopt, alter, amend or repeal the bylaws by the affirmative vote of a majority of the directors. The stockholders may not adopt, amend, alter or repeal the bylaws of the New Astra, unless such action is approved by, (i) prior to the Voting Threshold Date, the holders of a majority in voting power of the shares of capital stock of New Astra and, (ii) after the Voting Threshold Date, holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra.

Advisory Proposal F — Required Vote to Change Number of Directors	Under the Current Charter, the number of directors of Holicity will be fixed from time to time exclusively by the Holicity Board pursuant to a resolution adopted by a majority of the Holicity Board.

Under the Proposed Charter, the number of directors will be fixed from time to time exclusively by the New Astra Board; provided the initial the number of directors shall be seven and, provided further, such number of directors may be modified by the affirmative vote of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra from and after the Voting Threshold Date.

Advisory Proposal G — Classification of the New Astra Board	The Current Charter does not provide for a classified board of directors, and thus all directors will be elected each year for one-year terms.

Subject to the rights of the holders of one or more series of preferred stock to elect one or more directors, the New Astra Board will be classified into three classes of directors with staggered terms of office.

Reasons for Approval of the Advisory Charter Proposals

Advisory Charter Proposal A — Changes in Share Capital

The Proposed Charter is intended to provide adequate authorized share capital to (i) accommodate the issuance of shares of New Astra Class A common stock and New Astra Class B common stock as part of the stock consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of New Astra stock if determined by the New Astra board of directors to be in the best interests of New Astra after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Advisory Charter Proposal B — Voting Rights of Common Stock

The Proposed Charter provides that holders of shares of New Astra Class B common stock will have 10 votes on each matter properly submitted to the stockholders entitled to vote. Because, upon consummation of the Business Combination, the Astra Founders will be the sole beneficial owner of shares of Class B common stock, and those shares are generally restricted from transfers, except in limited circumstances, this dual class stock structure provides the Astra Founders with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock. We believe that our success rests on our ability to undertake a long-term view and the Astra Founders’ controlling interest will enhance New Astra’s ability to focus on long-term value creation and help insulate New Astra from short-term outside influences. the Astra Founders’ voting control also provides New Astra with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining the Astra Founders’ control.

Advisory Charter Proposal C — Limiting the Ability to Act by Written Consent

The Holicity Board believes that limiting the ability of stockholders to act by written consent after the time that the Astra Founders no longer beneficially owns at least a majority of the voting power of the capital stock of New Astra is appropriate to protect New Astra from unwarranted attempts to gain corporate control in its post-Business Combination phase. Prohibiting stockholders from taking action by written consent can limit unwarranted attempts to gain control by restricting stockholders from approving proposals unless such proposals are properly presented at a stockholder meeting called and held in accordance with the Proposed Charter and post-Business Combination bylaws.

Advisory Charter Proposal D — Required Vote to Amend the Charter

The Holicity Board believes that it is important to require a supermajority vote of New Astra Class B common stock, voting as a separate class, in order to amend provisions in the Proposed Charter relating to the voting and other rights of Class B common stock. As noted above, our dual class structure provides us with the ability to take a long-term view, and the Astra Founders’ controlling interest, including protections of this controlling interest, will enhance New Astra’s ability to focus on long-term value creation.

Advisory Charter Proposals E and F — Required Vote to Amend the Bylaws and Required Vote to Change Number of Directors

The Holicity Board believes that the supermajority voting requirements described in Advisory Charter Proposals E and F are appropriate to protect all stockholders of New Astra, if the Astra Founders cease to beneficially own shares of New Astra stock representing at least a majority of the total voting power. In reaching this conclusion, the Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination, particularly after the time the Astra Founders cease to beneficially own shares of New Astra stock representing at least a majority of the voting power of the capital stock of New Astra. The Holicity Board further believes that going forward, if, and after, the Astra Founders cease to beneficially own shares of New Astra stock representing at least a majority of the voting power of the capital stock of New Astra, a supermajority voting requirement encourages the person seeking control of New Astra to negotiate with the New Astra board of directors to reach terms that are appropriate for all stockholders.

Advisory Charter Proposals G — Required Vote to Amend the Bylaws and Required Vote to Change Number of Directors

The Holicity Board believes that a classified board of directors (i) increases board continuity and the likelihood that experienced board members with familiarity of Astra’s business operations would serve on the board at any given time, (ii) ensures that control of the board would not abruptly shift in the event of a sudden acquisition of a substantial portion of Astra’s common stock by an unrelated person, group or entity and (iii) makes it more difficult for a potential acquiror or other person, group or entity to gain control of Astra’s board of directors.

Vote Required for Approval

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of Holicity Board

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLICITY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the business combination proposal and each of the charter proposals are approved, our stockholders are also being asked to approve the stock issuance proposal.

Holicity’s units, shares of Holicity Class A common stock and public warrants are currently listed on Nasdaq and, as such, we are seeking stockholder approval for the issuance of (i) 146,719,872 shares of New Astra Class A common stock in connection with the Business Combination, as well as 20,000,000 shares to be issued in connection with the Subscription Agreements, and (ii) 56,280,128 shares of New Astra Class B common stock in connection with the Business Combination, in order to comply with the applicable listing rules of Nasdaq.

Why Holicity Needs Stockholder Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, Holicity may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the Private Placement. Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of the Proposal on Current Stockholders

In the event that this proposal is not approved by Holicity Stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by Holicity Stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Holicity Class A common stock pursuant to the Subscription Agreements, Holicity will not issue the shares of Holicity Class A common stock.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Merger Issuance Proposal will not be presented at the Holicity Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Holicity Special Meeting.

Failure to submit a proxy at the Holicity Special Meeting or a broker non-vote will have no effect on the Stock Issuance Proposal.

The Business Combination is conditioned upon the approval of the Stock Issuance Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.

Holicity’s Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Stock Issuance Proposal. See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the Holicity Board of Directors

HOLICITY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL

Overview

Assuming that the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposals are approved, Holicity’s stockholders are also being asked to approve and adopt the Incentive Plan. A total of [•] shares of New Astra Class A common stock (which number will be equal to 10% of the number shares of New Astra common stock immediately after the Closing, plus the number of shares underlying outstanding awards under the Astra Space, Inc. 2016 Equity Incentive Plan as of February 2, 2021) will be reserved for issuance under the Incentive Plan. Our board of directors has approved the Incentive Plan, subject to stockholder approval at the Holicity Special Meeting. The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex F.

After careful consideration, the Holicity Board believes that approving the Incentive Plan is in the best interests of New Astra. The Incentive Plan promotes ownership in New Astra by its employees, non-employee directors and consultants, and aligns incentives between these service providers and stockholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, our common stock. Therefore, the Holicity Board recommends that our stockholders approve the Incentive Plan.

Summary of the Incentive Plan

The following is a summary of the material features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan attached as Annex F to this proxy statement/prospectus. Unless the context otherwise requires, references in this “Summary of the Incentive Plan” to “we” or “our” refer to New Astra and references to “common stock” refer to New Astra Class A common stock.

Purpose

The purpose of the Incentive Plan is to advance our interests by providing for the grant to our employees, directors, consultants and advisors of stock and stock-based awards.

Administration

The Incentive Plan will be administered by our compensation committee, except with respect to matters that are not delegated to the compensation committee by our board of directors. The compensation committee (or board of directors, as applicable) will have the discretionary authority to interpret the Incentive Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the Incentive Plan and awards and otherwise to do all things necessary or desirable to carry out the purposes of the Incentive Plan or any award. The compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to the compensation committee and its authorized delegates, as applicable.

Eligibility

Our employees, directors, consultants and advisors are eligible to participate in the Incentive Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain of our affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain of our affiliates on the date of grant of the award. As of the date of this proxy statement/prospectus/consent solicitation, approximately [•] employees and [•] non-employee directors would be eligible to participate in the Incentive Plan, including all of our executive officers. In addition, certain consultants may, in the future, become eligible to participate in the Incentive Plan, though, as of the date of this proxy statement/prospectus, no grants to any consultants are expected.

Authorized shares

Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the Incentive Plan is a number of shares equal to 10% of the number of issued and outstanding shares of New Astra common stock immediately after the Closing, plus the number of shares underlying outstanding awards under the Astra Space, Inc. 2016 Equity Incentive Plan as of February 2, 2021. Up to [•] shares of New Astra Class A common stock (which number will be equal to 10% of the number shares of New Astra Class A common stock and New Astra Class B common stock immediately after the Closing, plus the number of shares underlying outstanding awards under the Astra Space, Inc. 2016 Equity Incentive Plan as of February 2, 2021) may be delivered in satisfaction of incentive stock options. The share pool will automatically increase on January 1 of each year from 2022 to 2030 by the lesser of 5% of the number of shares of New Astra Class A common stock and New Astra Class B common stock outstanding as of the close of business on the immediately preceding December 31 and the number of shares determined by New Astra’s board of directors on or prior to such date for such year. The number of shares of our common stock delivered in satisfaction of awards under the Incentive Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR any portion of which is settled in shares of our common stock, and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to us without the delivery (or retention, in the case of restricted stock or unrestricted stock) of shares of our common stock. The number of shares available for delivery under the Incentive Plan will not be increased by any shares that have been delivered under the Incentive Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under the Incentive Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.

Director limits

The aggregate value of all compensation granted or paid to any of our non-employee directors with respect to any calendar year, including awards under the Incentive Plan, for his or her services as a director during such calendar year, may not exceed $750,000 ($1 million with respect to the director’s first year of service) with the value of any awards under the Incentive Plan calculated based on their grant date fair value and assuming maximum payout.

Types of awards

The Incentive Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with certain awards under the Incentive Plan, provided that any dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award.

•        Stock options and SARs.    The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the Incentive Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the Incentive Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without stockholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

•        Restricted and unrestricted stock and stock units.    The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•        Performance awards.    The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

•        Other share-based awards.    The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

•        Substitute awards.    The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the Incentive Plan.

Vesting; terms of awards

The Administrator determines the terms and conditions of all awards granted under the Incentive Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any award if a participant is not in compliance with all applicable provisions of the Incentive Plan and/or any award agreement evidencing the grant of an award, or if the participant breaches any restrictive covenants.

Transferability of awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of certain transactions

In the event of certain covered transactions (including the consummation of a consolidation, Business Combination or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

•        The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

•        The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

•        The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustment provisions

In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the Incentive Plan, the individual award limits, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event.

Clawback

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the Incentive Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

Amendments and termination

The Administrator may at any time amend the Incentive Plan or any outstanding award and may at any time suspend or terminate the Incentive Plan as to future grants. However, except as expressly provided in the Incentive Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the applicable award agreement). Any amendments to the Incentive Plan will be conditioned on stockholder approval to the extent required by applicable law, regulations or stock exchange requirements.

Term

No awards shall be granted under the Incentive Plan after the completion of ten years from the date on which the Incentive Plan is approved by the board of directors or approved by our stockholders (whichever is earlier), but awards previously granted may extend beyond that time.

Federal Income Tax Consequences of the Incentive Plan

The following is a summary of U.S. federal income tax consequences associated with awards granted under the Incentive Plan. The summary does not purport to cover federal employment tax or other U.S. federal tax consequences that may be associated with the Incentive Plan, nor does it cover state, local or non-U.S. taxes, except as may be specifically noted. The Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Stock Options (other than ISOs)

In general, a participant has no taxable income upon the grant of a stock option that is not intended to be an ISO (an “NSO”) but realizes income in connection with the exercise of the NSO in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a capital gain or loss for which we are not entitled to a deduction.

ISOs

In general, a participant realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased pursuant to an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and generally a deduction to us, subject to the limitations set forth in the Code) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale of shares purchased pursuant to an ISO is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

SARs

The grant of a stock appreciation right (“SAR”) does not itself result in taxable income, nor does taxable income result merely because a SAR becomes exercisable. In general, a participant who exercises a SAR for shares of stock or receives payment in cancellation of a SAR will have ordinary income equal to the amount of any cash and the fair market value of any stock received upon such exercise. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code.

Unrestricted Stock Awards

A participant who purchases or is awarded unrestricted stock generally has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code.

Restricted Stock Awards

A participant who is awarded or purchases shares subject to a substantial risk of forfeiture generally does not have income until the risk of forfeiture lapses. When the risk of forfeiture lapses, the participant has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code. However, a participant may make an election under Section 83(b) of the Code to be taxed on restricted stock when it is acquired rather than later, when the substantial risk of forfeiture lapses. A participant who makes an effective 83(b) election will realize ordinary income equal to the fair market value of the shares as of the time of acquisition less any price paid for the shares. A corresponding deduction will generally be available to us, subject to the limitations set forth in the Code. If a participant makes an effective 83(b) election, no additional income results by reason of the lapsing of the restrictions.

For purposes of determining capital gain or loss on a sale of shares awarded under the Incentive Plan, the holding period in the shares begins when the participant recognizes taxable income with respect to the transfer. The participant’s tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if a participant makes an effective 83(b) election and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what the participant paid for the shares (if anything) over the amount (if any) realized in connection with the forfeiture.

Restricted Stock Units

The grant of a restricted stock unit does not itself generally result in taxable income. Instead, the participant is taxed upon vesting (and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code), unless he or she has made a proper election to defer receipt of the shares (or cash if the award is cash settled) under Section 409A of the Code. If the shares delivered are restricted for tax purposes, the participant will instead be subject to the rules described above for restricted stock.

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements.

While the awards to be granted pursuant to the Incentive Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code, if they are not exempt from coverage under such section, if they do not, a participant could be subject to additional taxes and interest.

New Plan Benefits

As of the date hereof, no awards have been granted under the Incentive Plan. The offer letters of certain recently hired employees of Astra provide that, following the Business Combination, a recommendation will be made to the New Astra Board to grant incentive equity awards to the employee under the Incentive Plan, subject to the Business Combination, approval by the New Astra Board following the Business Combination and continued employment through the date of grant. If any of the foregoing conditions are not met, the grants will not be made. The grants are generally expected to take the form of restricted stock units, and will be subject to the terms and conditions of the Incentive Plan and a form of award agreement thereunder as approved by the New Astra Board. As described in the applicable offer letters, the grants, if made, will generally vest one-fourth on the first anniversary of the vesting commencement date and thereafter in quarterly one-sixteenth installments until fully vested on the fourth anniversary of the vesting commencement date, in each case, subject to continued employment through the applicable vesting date. These prospective awards are summarized in the table below. The offer letter of one employee provides for a grant equal to 0.5% of the fully diluted shares of New Astra upon the Business Combination, which grant is not included in the table as the applicable number of shares has not yet been determined. Additional grants under the Incentive Plan will be made at the discretion of the plan administrator and are not yet determinable.

Astra Space, Inc. 2021 Omnibus Incentive Plan

Name and Position	Dollar Value ($)	Number of Units
Chief Executive Officer	—	—
Chief Financial Officer	—	—
Executive Group	—	—
Non-Executive Director Group	—	—
Non-Executive Officer Employee Group	—	1,990,500

Registration with the SEC

If the Incentive Plan is approved by our stockholders and becomes effective, New Astra is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.

Equity Compensation Plan Information

Holicity did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2020.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Holicity Special Meeting and a broker non-vote will have no effect on the outcome of the Incentive Plan Proposal. The Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposals. If the Business Combination Proposal, the Charter Proposal or the Stock Issuance Proposals are not approved, the Incentive Plan Proposal will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLICITY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ESPP PROPOSAL

Overview

Assuming that the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposals are approved, Holicity’s stockholders are also being asked to approve and adopt the ESPP. A total of [•] shares of New Astra Class A common stock (which number will be equal to 2% of the number shares of New Astra Class A common stock and New Astra Class B common stock outstanding immediately after the Closing) will be reserved for issuance under the ESPP. Our board of directors has approved the ESPP, subject to stockholder approval at the Holicity Special Meeting. The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex G.

After careful consideration, the Holicity Board believes that approving the ESPP is in the best interests of New Astra. The ESPP promotes ownership in New Astra by its employees and thereby aligns incentives between these employees and stockholders. Therefore, the Holicity Board recommends that our stockholders approve the ESPP.

Summary of the ESPP

The following is a summary of the material features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP attached as Annex G to this proxy statement/prospectus. Unless otherwise or the context otherwise requires, references in this “ESPP Proposal” to “our” or “we” refer to New Astra and references to “common stock” refer to New Astra Class A common stock.

In General

The ESPP is intended to enable eligible employees to use payroll deductions to purchase shares of New Astra Class A common stock and thereby acquire an interest in the company. The ESPP is intended to constitute an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP will be implemented by a series of separate offerings, which are referred to as option periods, with each option period consisting of separate purchase periods designated in accordance with the terms of the ESPP. On the first day of each option period, each participating employee is granted an option to purchase shares of New Astra Class A common stock, which will be automatically exercised on the first business day to occur following the end of each applicable purchase period (such date, the exercise date).

Administration

The ESPP is administered by our compensation committee (the “Administrator”). The Administrator has discretionary authority, subject to the express provisions of the ESPP, to administer and interpret the ESPP; to determine eligibility under the ESPP; to prescribe forms, rules and procedures relating to the ESPP; and otherwise to do all things necessary or desirable to carry out the purposes of the ESPP. Determinations of the Administrator made with respect to the ESPP are conclusive and bind all parties. The compensation committee may delegate certain of its powers under the ESPP to one or more of its members or members of the board of directors, or to officers or employees to the extent permitted by applicable law. As used in this summary, “Administrator” refers to the compensation committee, the board of directors or any authorized delegates to the extent of such delegation, as applicable.

Eligibility

Employees of the company (and any participating subsidiaries) who have been continuously employed for a period of at least • days as of the first day of an option period (other than with respect to the initial option period), whose customary employment is for more than • months per calendar year and who customarily work • hours or more per week will be eligible to participate in the ESPP. However, an employee may not be granted an option under the ESPP if he or she would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the company or any parent or subsidiary corporation immediately after the option is granted. The Administrator may establish different eligibility requirements for future offering periods consistent with the requirements of Section 423 of the Code. As of •, and assuming consummation of the Business Combination, there are approximately [•] employees who would be eligible to participate in the ESPP.

Authorized Shares

Subject to adjustment as described below, the number of shares of our common stock authorized for issuance upon the exercise of options under the ESPP will be [•] shares of New Astra Class A common stock (which number will be equal to 2% of the number shares of New Astra Class A common stock and New Astra Class B common stock outstanding immediately after the Closing). The share pool will automatically increase on January 1 of each year from 2021 to 2030 by the lesser of 1% of the sum of the number of shares of New Astra Class A common stock and New Astra Class B common stock outstanding as of the close of business on the immediately preceding December 31 and the number of shares determined by New Astra’s board of directors on or prior to such date for such year. Notwithstanding the foregoing, the New Astra board of directors may act prior to January 1 of a given year to provide that there will be no such increase in the share pool for that year. The shares of New Astra Class A common stock delivered upon the exercise of options under the ESPP may be authorized but unissued shares of our common stock, treasury shares, shares acquired in an open-market transaction or previously issued shares acquired by the company. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will not reduce the share pool and will again be available for issuance upon the exercise of options under the ESPP.

Participation

Every eligible employee will be automatically enrolled to participate in the initial option period under the ESPP, at a rate equal to 1% of the employee’s eligible compensation. No later than ten business days following the effective date of the Form S-8 registration statement registering the shares reserved for issuance under the ESPP, each participating employee must submit to the administrator an acknowledgment of such employee’s participation in the ESPP on the form prescribed by the Administrator, which may provide for a one-time increase or one-time decrease in such employee’s payroll deduction authorization with respect to the initial option period. Any participating employee who does not timely submit an acknowledgment form to the Administrator will continue to participate in the initial option period in accordance with the terms of the automatic enrollment contemplated in the ESPP.

Except as described above with respect to the initial option period, eligible employees may elect to participate in an option period by delivering to the Administrator a payroll deduction and participation authorization form in accordance with the procedures prescribed by the Administrator. A participating employee’s elections will remain in effect during an option period and for subsequent option periods unless the employee files a new authorization form with the Administrator or withdraws from participating in the ESPP (including an automatic withdrawal upon termination of employment or the participant’s death). Except as described above with respect to the initial option period, an employee may not increase or decrease his or her withholding rate for future payroll periods during an option period, other than by withdrawing from participation in the ESPP. A participant’s payroll deductions will accumulate in a notional account, without interest, until used to purchase shares of our common stock under the ESPP or returned to the participant, in each case, in accordance with the terms of the ESPP.

Option Periods and Purchase Periods

The ESPP will be implemented by a series of separate offerings, which are referred to as option periods, with each option period consisting of separate purchase periods. Unless otherwise determined by the Administrator, the option periods will be consecutive, overlapping periods of approximately twenty-four months commencing on each January 15 and July 15 and ending twenty-four months later on January 14 or July 14, as applicable, with each option period having four six-month purchase periods that will commence on each January 15 and July 15 and end on each July 14 or January 14, as applicable, during the option period. Notwithstanding the foregoing, the initial option period under the ESPP will commence immediately upon the consummation of the Business Combination and will end on January 14, 2023, with the first purchase period ending on January 14, 2022, and the second purchase period beginning on January 15, 2022, and ending on July 14, 2022. The second option period will begin on July 15, 2021.

To the extent permitted by applicable law, if the fair market value of a share of our common stock on the last day of a purchase period within a particular option period is less than the fair market value per share on the first day of such option period, then the balance of participants’ accumulated payroll deductions will be applied to purchase shares of our common stock on the applicable exercise date, in accordance with the terms of the ESPP, and the option period will terminate automatically, with each participant in the terminated option period then enrolled automatically in the immediately following option period, as of the first day thereof, with the participant’s payroll deductions in such following option period determined by reference to the participant’s payroll deduction authorization most recently submitted to the Administrator in accordance with the terms of the ESPP.

Options

On the first day of an option period, each participant in the ESPP will be granted an option to purchase shares of our common stock based on payroll deductions made during the option period. On the exercise date for such purchase period, the employee will be deemed to have exercised this option, at the option price, to the extent of the accumulated payroll deductions, subject to the employee’s continued eligibility under the ESPP. No option may permit a participant’s right to purchase shares of our common stock under the ESPP and all other employee stock purchase plans of the company and any parent and subsidiary corporations to accrue at a rate that exceeds $25,000 in fair market value for any calendar year in which any option is outstanding. Further, no more than [●] shares (or such other number as the Administrator may prescribe) may be purchased by a participant on any exercise date. Any accumulated amount of a participant’s payroll deductions that are not used for the purchase of shares under the ESPP, whether due to the participant’s withdrawal from the ESPP, the application of the limits described above or for any other reason, will be returned to the participant, without interest, as soon as administratively practicable thereafter.

Purchase Price

The purchase price of shares of our common stock purchased upon the exercise of options under the ESPP will be 85% of the lesser of the fair market value of a share on the first day of the option period and the fair market value of a share on the exercise date for the applicable purchase period.

Transferability of awards

Options granted under the ESPP may not be sold, pledged, assigned or transferred in any manner and, during the participant’s lifetime, will be exercisable only by the participant.

Effect of certain transactions

In the event of a sale of all or substantially all of our common stock or assets, or a merger or similar transaction in which the company is not the surviving corporation or that results in an acquisition of the company, the Administrator may, in its discretion, provide for the assumption or substitution for outstanding options under the ESPP by the acquiror or successor corporation (or a parent or subsidiary), the cancellation of outstanding options and return of account balances (without interest) to participants or the early termination of the ongoing option period in connection with the transaction.

Adjustment provisions

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares of stock available under the ESPP or granted under outstanding options, or the purchase price and share limits under outstanding options, in each case, in a manner that complies with the requirements of Section 423 of the Code.

Amendments and termination

The Administrator may at any time amend the ESPP to the extent and in any manner it may deem advisable, subject to stockholder approval if the amendment would be treated as the adoption of a new plan for purposes of Section 423 of the Code. The Administrator may suspend or terminate the ESPP at any time and may, in connection with the foregoing, provide that outstanding options will be exercisable on the next exercise date or on an earlier date that the Administrator may specify (in which case, such earlier date will be treated as the exercise date), or for the return of account balances (without interest) to participants.

Term

No options shall be granted under the ESPP after the completion of ten years from the date on which the ESPP is approved by the board of directors, but options previously granted may extend beyond that time.

Federal Income Tax Consequences of the ESPP

The following is a summary of U.S. federal income tax consequences associated with options granted under the ESPP. The summary does not purport to cover federal employment tax or other U.S. federal tax consequences that may be associated with the ESPP, nor does it cover state, local or non-U.S. taxes, except as may be specifically noted. The ESPP is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

Assuming that the ESPP is and remains qualified under Section 423 of the Code, no taxable income will be recognized by a participant until the sale or other disposition of the shares of New Astra Class A common stock purchased under the ESPP.

If New Astra Class A common stock acquired under the ESPP is disposed of more than two years after the first day of the applicable option period and more than one year after the purchase date, or if the participant dies while holding such shares, the participant (or his or her estate) will recognize ordinary income in amount equal to 15% (or such other percentage equal to the applicable purchase price discount) of the fair market value of the stock on the first day of the applicable option period, or, if less, the excess of the fair market value of the stock at the time of disposition (or death) over the purchase price. Any additional gain, or any loss, recognized in the disposition will be treated as a long-term capital gain or loss.

If shares of New Astra Class A common stock acquired under the ESPP are disposed of within two years after the first day of the applicable option period or within one year after the purchase date, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the stock on the date that it was purchased over the purchase price. Any additional gain, or any loss, recognized in the disposition will be treated as a capital gain or loss and, depending on how long the participant had held the stock, as long-term or short-term.

New Astra will not be entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of New Astra Class A common stock prior to the expiration of the holding periods described above.

New Plan Benefits

Because benefits under the ESPP depend on eligible employees’ elections to participate in the plan and the fair market value of the shares of New Astra Class A common stock at various future dates, it is not possible to determine future benefits that will be received by employees under the plan. No employee may purchase shares under the ESPP in an amount that exceeds $25,000 in fair market value in any calendar year.

Registration with the SEC

If the ESPP is approved by our stockholders and becomes effective, New Astra is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable after becoming eligible to use such form.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Holicity Special Meeting and a broker non-vote will have no effect on the outcome of the ESPP Proposal. The ESPP Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposals. If the Business Combination Proposal, the Charter Proposal or the Stock Issuance Proposals are not approved, the ESPP Proposal will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLICITY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow Holicity’s board of directors to adjourn the Holicity Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Holicity Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Holicity Class A common stock have elected to redeem an amount of Holicity Class A common stock such that Holicity would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Astra. In no event will Holicity’s board of directors adjourn the Holicity Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under Holicity’s existing charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Holicity’s stockholders, Holicity’s board of directors may not be able to adjourn the Holicity Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Holicity Class A common stock have elected to redeem an amount of Holicity Class A common stock such that Holicity would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Astra, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by August 7, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Holicity Special Meeting.

Failure to submit a proxy or to vote in person at the Holicity Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the Board of Directors

HOLICITY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 present the historical financial statements of Holicity and Astra, adjusted to reflect the Business Combination and its related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical balance sheet of Holicity and the historical balance sheet of Astra, on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 combine the historical statements of operations of Holicity and historical statements of operations of Astra for such periods, on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented, giving effect to:

•        the merger of Astra with and into Merger Sub, a wholly owned subsidiary of Holicity, with Astra surviving the merger as a wholly-owned subsidiary of Holicity;

•        the reverse recapitalization between Holicity and Astra;

•        the issuance and sale of 20,000,000 shares of Holicity Class A common stock for a purchase price of $10.00 per share and an aggregate purchase price of $200 million in the Private Placement pursuant to the Subscription Agreements;

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        the historical audited financial statements of Holicity as of March 31, 2021 and for the three months ended March 31, 2021 and the period from June 2, 2020 (inception) through December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of Astra as of and for the three months ended March 31, 2021 and the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus;

•        the discussion of the financial condition and results of operations of Holicity and Astra in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Holicity” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Astra,” respectively; and

•        other information relating to Holicity and Astra contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “The Business Combination.”

The unaudited pro forma condensed combined financial information contained herein assumes that Holicity’s stockholders approve the proposed Business Combination. Holicity’s stockholders may elect to redeem their shares of Class A common Stock for cash even if they approve the proposed Business Combination. Holicity cannot predict how many of its public stockholders will exercise their right to have their Class A common stock redeemed for cash. As a result, the unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•        Assuming No Redemptions — This presentation assumes that no Holicity public stockholders exercise redemption rights with respect to their Holicity Class A common stock for a pro rata share of the funds in the Trust Account; and

•        Assuming Maximum Redemptions — The Merger Agreement includes a Minimum Cash Condition. This presentation assumes that Holicity public stockholders holding approximately 25.0 million shares of Holicity Class A common stock will exercise their redemption rights for an aggregate payment of $250.0 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. Such amount represents the maximum number of Holicity Class A common stock redemptions that could occur before the Minimum Cash Condition would not be met.

The actual results will likely be within the parameters described by the two scenarios; however, there can be no assurance regarding which scenario will be closer to the actual results. Under both scenarios, Astra is considered the accounting acquirer, as further discussed in Note 1 of the Notes to the Unaudited Pro Forma Combined Financial Information.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Astra’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Astra. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Business Combination

Holicity has agreed to pay approximately $2.03 billion in aggregate consideration whereas Astra stockholders will receive consideration in New Astra common stock.

At the Effective Time of the Business Combination, the stock consideration to be issued to (i) the then current holders of stock in Astra (other than the holders of Astra Class B common stock or Astra preferred stock held by Astra Founders) will be New Astra Class A common stock and (ii) the Astra Founders will receive New Astra Class B common stock. The consummation of the Business Combination is conditioned upon, among other things, Holicity having an aggregate cash amount of at least $250 million available at Closing from the Trust Account and PIPE Investors (though this condition may be waived by Astra).

At the Effective Time, each outstanding and unexercised Astra Option and each issued and outstanding Astra Warrant will be assumed by New Astra and will be converted into an option and a warrant, respectively, to acquire shares of New Astra Class A common stock with the same terms and conditions as applied to the original Astra Option and Astra Warrant, respectively, immediately prior to the Effective Time; provided that the number of shares to be ultimately issued in the exchange will be determined by the Exchange Ratio.

At the Effective Time, each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock of New Astra will have ten (10) votes per share.

Holicity also entered into subscription agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 20,000,000 shares of Holicity Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price equal to $200.0 million.

The following summarizes the merger consideration:

(in thousands, except share and per share data)
Shares transferred at Closing(1)	203,000,000
Value per share(2)	$10.00
Total share consideration	$2,030,000,000

____________

(1)      The number of outstanding shares in the table above assumes the issuance of approximately 8,350,154 shares of New Astra Class A Stock underlying Astra Options and Astra Warrants that do not represent legally outstanding shares of New Astra Class A common stock at Closing.

(2)      Share consideration is calculated using a $10.00 reference price. Actual total share consideration will be dependent on the value of common stock at Closing.

	No redemptions		Max redemptions
Capitalization Table	At merger	%	At merger	%
Class A common stock issued to Astra stockholders(1)	144,457,247	55.4%	144,457,247	61.3%
Class B common stock issued to Astra Founders(2)	58,542,753	22.5%	58,542,753	24.9%
Public Stockholders	30,000,000	11.5%	5,000,000	2.1%
PIPE Investors	20,000,000	7.7%	20,000,000	8.5%
Initial Stockholders	7,500,000	2.9%	7,500,000	3.2%
Pro Forma Common Stock at March 31, 2021	260,500,000	100%	235,500,000	100%
New Astra Options and Warrants(3)	8,350,154		8,350,154
Pro Forma Common Stock Outstanding at March 31, 2021(4)	252,149,846		227,149,846

____________

(1)      Includes the issuance of 50,483,785 shares of Astra Series C preferred stock in January 2021 that will be converted into New Astra Class A Stock upon the Closing of the Business Combination.

(2)      New Astra Class B common stock will have ten votes per share whereas New Astra Class A common stock will have one vote per share.

(3)      The number of outstanding shares in the table above assumes the issuance of approximately 8,350,154 shares of New Astra Class A common stock underlying Astra Options and Astra Warrants that do not represent legally outstanding shares of New Astra Class A common stock at Closing.

(4)      The shares above exclude the potential dilutive effect of public warrants and Private Placement Warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands)

	As of March 31, 2021		No Redemptions Scenario			Maximum Redemptions Scenario
	Holicity Inc. (Historical)	Astra (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents	$456	$22,548	$300,013	(A)	$482,629	$(250,000)	(I)	$232,629
			(40,388)	(B)
			200,000	(C)
Inventories	—	1,019	—		1,019	—		1,019
Prepaid and other current assets	211	4,697	(3,124)	(B)	1,784	—		1,784
Total current assets	667	28,264	456,501		485,432	(250,000)		235,432
Marketable securities held in Trust Account	300,013	—	(300,013)	(A)	—	—		—
Property and equipment, net	—	21,839	—		21,839	—		21,839
Right-of-use asset	—	4,612	—		4,612	—		4,612
Trademark	—	3,200	—		3,200	—		3,200
Other non-current assets	—	77	—		77	—		77
Total non-current assets	300,013	29,728	(300,013)		29,728	—		29,728
Total assets	$300,680	$57,992	$156,488		$515,160	$(250,000)		$265,160

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	—	3,252			3,252	—		3,252
Accrued expenses and other liabilities	1,054	6,502	(4,801)	(B)	2,805	—		2,805
			50	(G)
Current portion of operating lease obligation	—	1,198			1,198			1,198
Long-term debt, current portion	—	3,839	—		3,839	—		3,839
Franchise tax payable	50	—	(50)	(G)	—	—		—
Total current liabilities	1,104	14,791	(4,801)		11,094	—		11,094
Warrant liabilities	45,807	—	—		45,807	—		45,807
Deferred underwriting payables	10,500	—	(10,500)	(B)	—	—		—
Long-term debt	—	6,448	—		6,448	—		6,448
Operating lease obligation, net of current portion	—	3,508			3,508			3,508
Other non-current liabilities	—	320	—		320	—		320
Total non-current liabilities	56,307	10,276	(10,500)		56,083	—		56,083
Total liabilities	57,411	25,067	(15,301)		67,177	—		67,177

Commitments
Mezzanine Equity
Class A common stock subject to possible redemption	238,269	—	(238,269)	(F)	—	—		—
Series A Preferred	—	472,304	(456,382)	(J)	—	—		—
			(15,922)	(H)
Series B Preferred	—	507,720	(414,813)	(J)	—	—		—
			(92,907)	(H)
Series C Preferred		362,474	(140,531)	(J)
			(221,943)	(H)	—	—		—
Total mezzanine equity	238,269	1,342,498	(1,580,767)		—	—		—

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021 — (Continued)
(in thousands)

	As of March 31, 2021		No Redemptions Scenario			Maximum Redemptions Scenario
	Holicity Inc. (Historical)	Astra (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Stockholders’ equity (deficit)
Founders convertible preferred stock	—	—	—	(H)	—	—		—
Class A common stock	1	—	2	(C)	20	(3)	(I)	17
			1	(D)
			2	(F)
			14	(H)
Class B common stock	1	—	(1)	(D)	6	—		6
			6	(H)
Additional paid-in capital	32,303	—	(28,991)	(B)	796,155	(249,997)	(I)	546,158
			199,998	(C)
			(27,305)	(E)
			238,267	(F)
			51,131	(J)
			330,752	(H)
Accumulated deficit	(27,305)	(1,309,573)	780	(B)	(348,198)	—		(348,198)
			960,595	(J)
			27,305	(E)
Total stockholders’ equity	5,000	(1,309,573)	1,752,556		447,983	(250,000)		197,983
Total liabilities and stockholders’ deficit	$300,680	$57,992	$156,488		$515,160	$(250,000)		$265,160

See accompanying notes to unaudited pro forma combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR the THREE Months ENDED mARCH 31, 2021
(in thousands, except share and per share data)

	For the three months ended March 31, 2021		No Redemptions Scenario				Maximum Redemptions Scenario
	Holicity Inc. (Historical)	Astra (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Cost and expenses:
Research and Development	$—	$12,196	$43	(CC	)	$12,239	$—	$12,239
Sales and Marketing	—	64	—			64	—	64
General and Administrative	1,373	12,394	(30)	(BB	)	14,046	—	14,046
			309	(CC	)
Franchise tax expense	50	—	—			50	—	50
Total Operating Loss	(1,423)	(24,654)	(322)			(26,399)	—	(26,399)
Interest income (expense), net	—	(535)	—			(535)	—	(535)
Interest earned on marketable securities held in Trust Account	14	—	(14)	(AA	)	—	—	—
Change in fair value of warrant liabilities	(18,553)	—	—			(18,553)	—	(18,553)
Other income, net	—	—	—			—	—	—
Loss on extinguishment of Convertible Notes	—	(131,908)	—			(131,908)	—	(131,908)
Loss on extinguishment of Convertible Notes attributable to related parties	—	(1,875)	—			(1,875)	—	(1,875)
Loss before taxes	(19,962)	(158,972)	(336)			(179,270)	—	(179,270)
Income tax (benefit) expense	—	—	—	(EE	)	—	—	—
Net Loss	$(19,962)	$(158,972)	(336)			$(179,270)	—	$(179,270)
Adjustment to redemption value on Convertible Preferred Stock	—	(1,011,726)	1,011,726	(FF)		—	—	—
Net loss attributable to common stockholders	$(19,962)	$(1,170,698)	1,011,390			$(179,270)	—	$(179,270)

Weighted average number of shares of Class A Stock outstanding – basic and diluted	30,000,000	24,371,147
Net income (loss) per share of Class A Stock – basic and diluted	—	$(12.35)
Weighted average number of shares of Class B Stock outstanding – basic and diluted	7,500,000	70,444,444
Net loss per share of Class B Stock – basic and diluted	(2.66)	$(12.35)
Weighted average number of shares of common stock outstanding – basic and diluted						252,149,846		227,149,846
Net loss per share of common stock – basic and diluted						$(0.71)		$(0.79)

See accompanying notes to unaudited pro forma combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)

			No Redemptions Scenario				Maximum Redemptions Scenario
	For the Year Ended December 31, 2020		Transaction Accounting Adjustments			For the Year Ended December 31, 2020	Transaction Accounting Adjustments	For the Year Ended December 31, 2020
	Holicity (Historical)	Astra (Historical)				Pro Forma Combined		Pro Forma Combined
Cost & expenses:
Research and development	$—	$27,544	$—			$27,544	$—	$27,544
General and administrative	585	45,950	(49)	(BB	)	48,688	—	48,688
			1,409	(CC	)
			793	(DD	)
Franchise tax expense	117	—	—			117	—	117
Total operating loss	(702)	(73,494)	(2,153)			(76,349)	—	(76,349)
Interest income (expense), net	—	(5,659)				(5,659)	—	(5,659)
Interest earned on marketable securities held in Trust Account	47	—	(47)	(AA	)	—	—	—
Warrant offering costs	(747)	—	—			(747)	—	(747
Change in fair value of warrant liabilities	(5,940)	—	—			(5,940)	—	(5,940
Other income, net	—	10,860				10,860	—	10,860
Loss before income taxes	(7,342)	(68,293)	(2,200)			(77,835)	—	(77,835)
Income tax (benefit) expense	—	—	—	(EE	)	—	—	—
Net loss	$(7,342)	$(68,293)	$(2,200)			$(77,835)	—	$(77,835)
Adjustment to redemption value on Convertible Preferred Stock	—	—	—			—	—	—
Net loss attributable to common stockholders	$(7,342)	$(68,293)	$(2,200)			$(77,835)	—	$(77,835)
Weighted average number of shares of Class A Stock outstanding – basic and diluted	30,000,000	9,902,845
Net loss per share of Class A Stock – basic and diluted	$—	$(0.82)
Weighted average number of shares of Class B Stock outstanding – basic and diluted	7,500,000	73,385,753
Net loss per share of Class B Stock – basic and diluted	$(0.98)	$(0.82)
Weighted average common shares outstanding – basic and diluted						252,149,846		227,149,846
Net loss per share of common stock – basic and diluted						$(0.31)		$(0.34)

See accompanying notes to unaudited pro forma combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The following unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Business.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination was completed on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 give pro forma effect to the Business Combination as if it had occurred on January 1, 2020.

The pro forma adjustments are based on the information currently available. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been presented for informational purposes only. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that New Astra would have achieved had Holicity and Astra been combined during the periods presented in the unaudited pro forma combined financial statements and is not intended to project the future results of operations that New Astra may achieve after the Business Combination. The unaudited pro forma combined financial information does not reflect any cost savings that may be realized as a result of the Business Combination and also does not reflect any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with New Astra.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination will be accounted for as a reverse recapitalization under the scope of the Financial Accounting Standards Board’s Accounting Standards Codification 805, Business Combinations, or “ASC 805”, in accordance with U.S. GAAP. Under this method of accounting, Holicity will be treated as the “acquired” company for financial reporting purposes and Astra will be treated as the accounting acquirer. Accordingly, the Business Combination will be treated as the equivalent of Astra issuing stock for the net assets of Holicity, accompanied by a recapitalization. The net assets of Holicity will be stated at historical cost, with no goodwill or intangible assets recorded. Operations prior to the Business Combination will be those of Astra.

Astra has been determined to be the accounting acquirer under both the No Redemptions Scenario and the Maximum Redemptions Scenario based on the evaluation of the following facts and circumstances:

•        Astra’s existing stockholders will have the greatest voting interest in New Astra under the no redemption and maximum redemption scenarios with over 92% of the voting interest in each scenario;

•        Astra’s directors will represent the majority of the new board of directors of New Astra;

•        Astra’s senior management will comprise the majority of New Astra’s senior management;

•        New Astra will assume the name “Astra Space, Inc.”; and

•        Astra has a larger employee base and substantive operations.

The unaudited pro forma condensed combined financial information contained herein assumes the Company’s stockholders approve the proposed Business Combination. The Company’s stockholders may elect to redeem their shares even if they approve the Business Combination.

The actual results will be within the range defined by the No Redemptions Scenario and the Maximum Redemptions Scenario described elsewhere in this filing; however, there can be no assurance regarding which scenario will be closest to the actual results.

There were no intercompany balances or transactions between Holicity and Astra as of the date and for the period of this unaudited pro forma condensed combined financial information. Accordingly, no pro forma adjustments were required to eliminate the activities between Holicity and Astra.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Holicity and Astra filed consolidated income tax returns during the periods presented.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of that review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Astra. Based on its initial analysis, management did not identify any significant differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Certain reclassification adjustments have been made to the unaudited pro forma condensed combined financial information to align Holicity and Astra’s financial statement presentation. Such reclassification adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(A)    Represents the reclassification of $300.0 million marketable securities held in the Trust Account that become available to fund expenses in connection with the Business Combination or Astra’s future cash needs.

(B)    Represents preliminary estimated transaction costs of $42.7 million (of which $2.3 million has already been included in the historical financial statements) as part of the Business Combination. Estimated transaction costs of $40.4 million remains to paid in cash. $10.5 million of underwriting costs incurred as part of the Company’s IPO were deferred and committed to be paid upon the consummation of a business combination. Approximately $29.0 million represents advisory, legal, accounting and other fees that qualify as equity issuance costs to be offset against additional paid in capital. The remaining $0.8 million of estimated transaction costs that are not eligible to be capitalized are reflected as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. Transaction costs are non-recurring.

(C)    Reflects the proceeds of $200.0 million from the issuance and sale of 20,000,000 shares of New Astra Class A Common Stock at $10.00 per share to PIPE Investors.

(D)    Represents the conversion of Holicity Class B common stock to Holicity Class A common stock. In connection with the closing of the Business Combination, all shares of Holicity Class B common stock will convert into shares of Holicity Class A common stock.

(E)    Represents the elimination of Holicity’s historical retained earnings balance.

(F)    Reflects the reclassification of $238.3 million of Holicity Class A common stock subject to possible redemption to permanent equity.

(G)    Represents the reclassification of $0.1 million historical amounts presented by Holicity as franchise tax payable to accrued expenses and other liabilities to align with New Astra’s balance sheet presentation.

(H)    Reflects the recapitalization of New Astra and issuance of 144,457,247 shares of New Astra Class A common stock and 58,542,753 shares of New Astra Class B common stock as consideration in the Business Combination.

(I)     Represents the maximum redemption of 25,000,000 shares for aggregate redemption payments of $250.0 million allocated to Holicity Class A Common Stock and additional paid-in capital at par value of $0.0001 per share and at a redemption price of $10.00 per share based on the fair value of the marketable securities held in the Trust Account as of March 31, 2021 of $300.0 million.

(J)     Represents the elimination of redemption value adjustment of convertible preferred stock recorded in Astra’s historical condensed consolidated balance sheet as of March 31, 2021 as the convertible preferred stock is considered probable of becoming redeemable as of March 31, 2021. However, such adjustment would not be necessary assuming the Business Combination was completed on March 31, 2021 and all outstanding convertible preferred stock converted into Class A common stock of New Astra.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 are as follows:

(AA)   Represents the elimination of historical interest income recognized on the marketable securities held within the Trust Account.

(BB)    Represents the elimination of Holicity’s historical general and administrative expenses paid to an affiliate under the Administrative Support Agreement that will terminate upon the Business Combination.

(CC)    Reflects the increase in compensation expense pertaining to new executed executive employment agreements entered into in connection with the Business Combination. The increase in compensation expense is reflected as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations.

(DD)   Reflects the estimated transaction costs to be expensed in the statement of operations for the year ended December 31, 2020 as described in pro forma adjustment (B). Transaction costs are reflected as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. This is a non-recurring item.

(EE)    Reflects the income tax effect of pro forma adjustments using the estimated effective tax rate of 0%. In its historical periods, Astra concluded that it is more likely than not that it will not recognize the benefits of federal and state net deferred tax assets and as a result established a valuation allowance. For pro forma purposes, it is assumed that this conclusion will continue at the Closing date of the Business Combination, and as such, a 0% effective tax rate is reflected.

(FF)    Reflects the elimination of the redemption value adjustment of convertible preferred stock recorded in Astra’s historical condensed consolidated statement of operations for the three months ended March 31, 2021 as the convertible preferred stock is considered probable of becoming redeemable as of March 31, 2021. However, assuming the Business Combination was completed on January 1, 2020, all outstanding convertible preferred stock would have converted into Class A common stock of New Astra. Therefore, no redemption value adjustment would be necessary for convertible preferred stock.

Note 4 — Net Loss Per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash for the three months ended March 31, 2021 and the year ended December 31, 2020:

	For the three months ended March 31, 2021		For the year ended December 31, 2020
	Assuming No Redemptions	Assuming Maximum Redemptions(3)	Assuming No Redemptions	Assuming Maximum Redemptions(3)
Pro forma net loss attributable to common stockholders (in thousands)	$(179,270)	$(179,270)	$(77,835)	$(77,835)
Weighted average number of shares of common stock outstanding – basic and diluted(1)	252,149,846	227,149,846	252,149,846	227,149,846
Net loss per share of common stock – basic and diluted(2)(4)	$(0.71)	$(0.79)	$(0.31)	$(0.34)

____________

(1)      Excludes approximately 8,350,154 shares of New Astra Class A common stock underlying New Astra Options and Warrants that do not represent legally outstanding shares of New Astra Class A common stock at closing.

(2)      For the purposes of calculating diluted earnings per share, it was assumed that all outstanding public warrants sold in the Initial Public Offering and the Private Placement Warrants are exchanged for New Astra Class A common stock. However, since this results in anti-dilution, the effect of such exchange was not included in the calculation of diluted loss per share.

(3)      The maximum redemption scenario is calculated using the marketable securities in the Trust Account and redemption price as of the pro forma balance sheet date.

(4)      For the purpose of calculating basic and diluted earnings per share, New Astra’s Class A and Class B common stock shares are combined as both classes of common stock provide the same economic rights to stockholders except for different voting rights.

OTHER INFORMATION RELATED TO HOLICITY

Introduction

Holicity is a blank check company incorporated on June 2, 2020 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Business Combination Agreement, Holicity’s efforts were limited to organizational activities, completion of its Initial Public Offering and the evaluation of possible business combinations.

Initial Public Offering

Holicity has neither engaged in any operations nor generated any revenue to date. Based on Holicity’s business activities, Holicity is a “shell company” as defined under the Exchange Act because it has no operations and assets consisting almost entirely of cash.

On August 7, 2020, Holicity consummated its Initial Public Offering of 27,500,000 units. Additionally, Holicity granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the Over-Allotment Option. The underwriters did not exercise the remaining portion of their Over-Allotment Option.

Each unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $300,000,000. On June 4, 2020 Pendrell purchased an aggregate of 7,187,500 Founder Shares in exchange for payment of certain offering costs of $25,000, or approximately $0.003 per share. Pendrell transferred such shares to the Sponsor on June 9, 2020. In July 2020, the Sponsor transferred 30,000 founder shares to the independent director nominees of Holicity, 150,000 Founder Shares to Craig O. McCaw, 100,000 Founder Shares to Randy Russell, 80,000 Founder Shares to R. Gerard Salemme, 40,000 Founder Shares to Steve Ednie and 239,000 to other directors, officers, employees and consultants of Pendrell, in each case for approximately the same per-share price initially paid by our sponsor, resulting in the Sponsor holding 6,488,500 Founder Shares. On August 4, 2020, Holicity effectuated a 1.1-for-1 Class B common stock split resulting in an aggregate of 7,906,250 Founder Shares outstanding. As a result of the partial exercise of the Over-Allotment Option, the Initial Stockholders forfeited 406,250 shares, resulting in the Initial Stockholders holding an aggregate of 7,500,000 shares of Class B common stock, of which 6,731,100 are held by the Sponsor. The shares forfeited by the Initial Stockholders were cancelled by Holicity.

The number of Founder Shares issued was determined based on the expectation that the Initial Public Offering would be a maximum of 30,000,000 units and therefore that such Founder Shares would represent, on an as-converted basis, 20% of the outstanding shares of Class A common stock under the Initial Public Offering.

Simultaneously with the consummation of the Initial Public Offering and the sale of the over-allotment units, Holicity consummated the private sale of an aggregate of 5,333,333 Private Placement Warrants, each exercisable to purchase one share of Holicity Class A common stock at $11.50 per share, to Sponsor at a price of $1.50 per Private Placement Warrant, generating gross proceeds, before expenses, of approximately $8,000,000. The Private Placement Warrants are identical to the warrants included in the units sold in the Initial Public Offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Holicity, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Holicity completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.

Upon the closing of the Initial Public Offering and the Private Placement Warrants, $300,000,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of an initial business combination, (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current

Charter to modify the substance or timing of Holicity’s obligation to redeem 100% of the public shares if Holicity does not complete an Initial Public Offering within 24 months from the closing of its Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Holicity is unable to complete an initial business combination within 24 months from the closing of Holicity’s Initial Public Offering, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of December 31, 2020, there was $300,046,957 in investments and cash held in the Trust Account.

Fair Market Value of Astra’s Business

Holicity’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. Holicity will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. Holicity’s board of directors determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Under the Current Charter, in connection with any proposed business combination, Holicity must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for Holicity’s Initial Public Offering. Accordingly, in connection with the Business Combination, the Holicity Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with Holicity’s Initial Public Offering, Holicity’s Initial Stockholders entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and Holicity also expects them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, Holicity’s Initial Stockholders own 20% of the total outstanding Holicity Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Holicity Initial Stockholders, Astra and/or its affiliates and the Astra Founders and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Holicity Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) Holicity Satisfy the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Holicity’s Initial Stockholders for nominal value.

Liquidation if No Business Combination

Holicity has until August 7, 2022 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), Holicity will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Holicity’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to Holicity’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Holicity fails to complete its initial business combination by August 7, 2022.

Holicity’s Initial Stockholders have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete its initial business combination within the required time frame. However, if Holicity’s Initial Stockholders acquire public shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Holicity fails to complete its initial business combination by August 7, 2022.

The Sponsor and Holicity’s officers and directors have also agreed, pursuant to a written agreement with Holicity, that they will not propose any amendment to the Current Charter that would affect the substance or timing of Holicity’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 7, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless Holicity provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its taxes, divided by the number of then issued and outstanding public shares. However, Holicity may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).

Holicity expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, Holicity may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If Holicity was to expend all of the net proceeds of its Initial Public Offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. Holicity cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While Holicity intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Holicity will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Holicity’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Holicity’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Holicity than any alternative. Examples of possible instances where Holicity may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, Holicity is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Holicity and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to Holicity if and to the extent any claims by a third party for services rendered or products sold to Holicity, or a prospective target business with which Holicity has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Holicity’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, Holicity has not asked our Sponsor to reserve for such indemnification obligations, nor has Holicity independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and Holicity believes that our Sponsor’s only assets are Holicity’s securities. Therefore, Holicity cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Holicity may not be able to complete the Business Combination, and Holicity’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of Holicity’s officers or directors will indemnify Holicity for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Holicity’s independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While Holicity currently expects that its independent directors would take legal action on its behalf against our Sponsor to enforce its indemnification obligations to Holicity, it is possible that Holicity’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Holicity cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

Holicity will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Holicity waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Holicity’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Holicity has access to up to approximately $450,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Holicity liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

If Holicity files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Holicity’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Holicity cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Holicity files a bankruptcy petition or an involuntary bankruptcy petition is filed against Holicity that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Holicity’s stockholders. Furthermore, Holicity’s board may be viewed as having breached its fiduciary duty to Holicity’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Holicity cannot assure you that claims will not be brought against it for these reasons.

Holicity’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if Holicity does not complete its initial business combination by August 7, 2022, (ii) in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Holicity’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 7, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of Holicity’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event Holicity seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Holicity for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.

Properties

Holicity currently sub-leases its executive offices at 2300 Carillon Point, Kirkland, WA 98033 from Pendrell, an entity affiliated with our Sponsor and the members of Holicity’s management team. Holicity has agreed to reimburse such entity for office space, secretarial and administrative services provided to members of its management team in an amount not to exceed $10,000 per month in the event such space and/or services are utilized and Holicity does not pay a third party directly for such services. Holicity believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. Holicity considers its current office space adequate for its current operations.

Employees

Holicity currently has three executive officers. These individuals are not obligated to devote any specific number of hours to Holicity’s matters but they intend to devote as much of their time as they deem necessary to Holicity’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. Holicity does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Holicity’s directors and executive officers are as follows:

Name	Age	Positions
Craig McCaw	71	Chairman, Chief Executive Officer and Director
Randy Russell	51	Chief Investment Officer
Steve Ednie	53	Chief Financial Officer and Secretary
R. Gerard Salemme	67	Director
Dennis Weibling	69	Director
Wayne Perry	71	Director
Cathleen A. Massey	63	Director

Craig McCaw serves as the Chairman and CEO of Holicity Inc. He is an industry pioneer, visionary investor, serial entrepreneur and deeply experienced operator. Mr. McCaw has been Chairman and Chief Executive Officer of Holicity (NASDAQ: HOL) since June 2020. He is also Chairman and Chief Executive Officer of Colicity (NASDAQ: COLIU) since February 2021. Mr. McCaw has been Chairman of Pendrell since 2000, where he acted as Executive Chairman from 2014 to 2018 and currently acts as Co-Chief Executive Officer since October 2018. Mr. McCaw has also served as Chairman and Chief Executive Officer of Eagle River Inc. since June 1993, President of COM Investments LLC since December 1997, and President of COM Family Foundation since 1998.

Since October 2010, Mr. McCaw has served on the Board of Directors, including as former Chairman, of The Nature Conservancy. Mr. McCaw currently serves as a Member of the Climate Leadership Council, a Board Member of the Horatio Alger Association and a Global Advisory Board Member of the Khan Academy. From 2018 to 2021, Mr. McCaw served as a Member of the Advisory Board for Project LOON, a former subsidiary of Alphabet (NASDAQ: GOOGL). From 2014 to 2018, Mr. McCaw was a Member of the Harvard Business School Board of Deans Advisors.

Throughout his career of over five decades, Mr. McCaw started and built many companies in the cable, cellular telephone and wireless broadband industries. Mr. McCaw was Chairman and Chief Executive Officer of McCaw Cellular Communications, which he built into the nation’s leading provider of cellular services before its sale to AT&T in 1996. Following the sale of McCaw Cellular, Mr. McCaw restructured Nextel Communications and later founded Nextel International and co-founded Nextel Partners. He also founded NEXTLINK Communications in 1994, later renamed XO Communications, where he served as Chief Executive Officer and as a Director. In 2003, Mr. McCaw co-founded and served as Chairman and Chief Executive Officer of Clearwire Corporation, a wireless broadband company. Mr. McCaw is a graduate of Stanford University.

We believe Mr. McCaw is qualified to serve as one of our directors due to his extensive business experience and expertise, and his ability to identify key business opportunities for significant growth.

Randy Russell has served as our Chief Investment Officer since our formation. He joined Pendrell in November 2019 as the CEO and co-Founder of Pendrell Financial Services, a newly formed Pendrell subsidiary, where he helps to drive corporate strategy, deal sourcing and transaction execution for Pendrell. He also serves as a member of Pendrell’s Board of Directors. In addition, he is a member of the Boards of Directors for Hello Alice and RVH Solutions, two of Pendrell’s investment portfolio companies.

Prior to Pendrell, Mr. Russell had almost 20 years of experience in the Financial Services industry and served as the Americas Head of Media & Telecom investment banking at Deutsche Bank Securities (NYSE: DB) and was a Senior Managing Director on the Global Technology, Media & Telecom investment banking team at Bank of America (NYSE: BAC). In addition to managing key client relationships across the TMT sector, Mr. Russell has significant transaction experience with leading private equity firms. Mr. Russell has completed more than $230 billion in public and private market transactions across corporate acquisitions and divestitures, leveraged buyouts, IPOs, tracking stock creation, new issue debt securities and refinancing activity for investment grade to highly leveraged issuers. Mr. Russell has been a trusted advisor to high-profile c-suite executives, management teams and board of director’s members across a variety of communications, media and technology companies and was a key advisor to various McCaw entities during his career as an investment banker before being recruited to join Pendrell.

Before starting his career in finance, Randy was an Officer and Naval Aviator in the United States Marine Corps and rose to the rank of Major in the USMC Reserves. He participated in various global deployments including service with several forward deployed Marine Expeditionary Units and received the Navy and Marine Corp Achievement Medal for leadership, as well as other commendations. Mr. Russell holds an MBA in Finance from the Johns Carey Business School, where he served on the Dean’s Alumni Advisory Board for 6 years. He graduated from the Aviation Safety Officers Program at the Naval Postgraduate School in Monterrey, California and received a Bachelor of Arts in English from the University of Delaware.

Steve Ednie has served as our Chief Financial Officer and Secretary since our formation. He also serves as Chief Financial Officer of Pendrell since September 2014. Mr. Ednie is an experienced financial executive with an extensive background in domestic and international accounting and tax matters, serving most recently as Chief Accounting Officer of Clearwire from October 2010 to April 2014, and as Vice President-Tax and Chief Tax Officer from 2004 to April 2014. Before joining Clearwire, Mr. Ednie served as the Director of Tax of Expedia, Inc., an Internet-based travel website company, from 2002 to 2004, as Executive Director–Tax and Chief Tax Officer of XO Communications Inc., a telecommunications company, from 1997 to 2002, and as Tax Manager of MIDCOM Communications, Inc., a telecommunications company, from 1996 to 1997. Mr. Ednie began his professional career at Coopers & Lybrand, LLP, an accounting firm, where he was a Senior Associate. Mr. Ednie has a Bachelor of Arts in Business Administration from the University of Washington.

R. Gerard Salemme serves as a Director of Holicity. Mr. Salemme has served as Co-Chief Executive Officer and Director of Pendrell since October 2018 and has served in various capacities for Pendrell since 2011. He also serves on the Board of Directors of Altaeros, Inc., Onclave Networks, Inc and ContentGuard, Inc., and is Vice Chairman of the Board of Trustee at The Langley School. He was CEO of the Wireless Network Development Group, LLC., and served on the Board of Directors of EarthLink, Inc., Clearwire Corp, Chairman of RECON Dynamics LLC, ICO North America, Inc., and Taqua, LLC and is a Partner in Eagle River Partners, LLC, a private investment firm.

Mr. Salemme has over 30 years of experience in business and government, as a founder and Executive Vice President-Strategy, Policy and External Affairs of Clearwire from 2004 to 2010, and prior to that as Senior Vice President, External Affairs of XO. Prior to joining XO, Mr. Salemme held senior executive positions with AT&T Corporation and McCaw Cellular Communications Inc. He also held the position of Senior Telecommunications Policy Analyst for the U.S. House of Representatives Subcommittee on Telecommunications and Finance from 1987 to 1991 and served as Chief of Staff to Congressman Ed Markey of Massachusetts from 1976 to 1984. Mr. Salemme earned a B.A. in Political Science and Economics and an M.A. in Economics from Boston College. Mr. Salemme was selected to serve on our board of directors due to his expertise and experience in acquiring and operating TMT businesses.

Dennis Weibling serves as a Director of Holicity. Mr. Weibling is currently the Managing Director of Rally Capital LLC, a private equity firm based in Kirkland, Washington. Rally Capital was formed in late 2004 to invest primarily in telecommunications companies. From 2006 until its sale in October 2019, Mr. Weibling served on the board of directors of Sotheby’s for which he served as chairman of the audit and finance committees. He served as interim Chief Financial Officer at Sotheby’s until March 2016. He currently serves as a Trustee for Seattle Pacific University. As a result of Rally Capital’s and other investments, Mr. Weibling serves on the boards of the following private companies: Rise Communities LLC, Tempered Networks, Bestworth Rommel, LLC, Red Bison Corporation, Sarcos Robotics, Inc. and Far West Fabricators, LLC, and previously served as a director of Teledesic Corporation.

Mr. Weibling was a partner at Clark Nuber & Co., a certified public accounting firm located in Bellevue, Washington from 1986 to 1993. He also served as President of Eagle River, Inc., from October 1993 through December 2001, and as Vice Chairman of Eagle River Investments from January 2002 through November 2004. He served as Chief Executive Officer of Nextel Communications Inc. from October 1995 to March 1996 and as a Director of Nextel from July 1995 until April 2004. At Nextel, he was a Member and Chairman of the operations, audit, finance, and compensation committees at various times during that period. Mr. Weibling served as a board member of Nextel Partners from 1998 to 2006, for which he chaired the audit committee. His other public board was XO Communications, Inc. where he served from 1996-2003. He served on both the compensation and audit committees for the company. Mr. Weibling was selected to serve on our board of directors due to his expertise and experience in acquiring and operating TMT businesses.

Wayne Perry serves as a Director of Holicity. Mr. Perry is the Chief Executive Officer of Shotgun Creek Investments LLC — a private investment firm that builds and owns office buildings and apartments in the Pacific Northwest. Mr. Perry is an honors graduate of the Foster School of Business at the University of Washington and of the Lewis and Clark Law School. Mr. Perry also has an LL.M. in taxation from New York University.

Mr. Perry started his career working for a Seattle law firm and then became General Counsel and later President of McCaw Cellular Communications, Inc. Mr. Perry went on to be Chief Executive Officer of NextLink Communications, Inc. and then Edge Wireless, LLC. Mr. Perry was elected to the Wireless Industry’s Hall of Fame in 2011. In addition to being a little league baseball coach, Wayne has been a longtime Boy Scout Volunteer (Cubmaster, Scoutmaster, etc.) and served as 34th President of the Boy Scouts of America. Wayne and his wife Christine are currently volunteers of the BSA at the local, national and world levels. Mr. Perry was selected to serve on our board of directors due to his expertise and experience in acquiring and operating TMT businesses.

Cathleen A Massey serves as a Director of Holicity. Ms. Massey has served as a Government Affairs lead for four large telecommunications companies, most recently as Vice President, Federal Regulatory, T-Mobile US, Inc. from February 2016 to the present and Senior Policy Counsel from May 2014 to February 2016. Prior to joining T-Mobile, Ms. Massey was Vice President, Regulatory Affairs and Public Policy for Clearwire Corporation, from December 2008 to September 2013, leading up to its acquisition by Sprint/Softbank.

Ms. Massey has also served as a Deputy Chief of the FCC’s Wireless Telecommunications Bureau and as a Vice President for AT&T Wireless and XO Communications. She has worked in the wireless industry for more than 25 years, beginning as a regulatory attorney for cellular telephone industry pioneer McCaw Cellular Communications. Ms. Massey received her J.D. from the University of Virginia School of Law and her B.S. in Journalism from Northwestern University. Ms. Massey was selected to serve on our board of directors due to her expertise and experience in acquiring and operating TMT businesses.

Executive Compensation and Director Compensation

None of Holicity’s executive officers or directors have received any cash compensation for services rendered to Holicity. We have agreed to reimburse an affiliate of our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team in the event such space and/or services are utilized and we do not pay a third party directly for such services. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account.

Number and Terms of Office of Officers and Directors

Holicity’s board of directors consists of five members. Holicity is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq.

Holicity’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Holicity’s board of directors is authorized to appoint officers as it deems appropriate pursuant to the Current Charter.

Director Independence

The rules of Nasdaq require that a majority of Holicity’s board of directors be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Holicity’s board of directors has determined that Messrs. Perry and Weibling and Ms. Massey are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules. Holicity’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Holicity or any members of its management team in their capacity as such, and Holicity and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Holicity has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Holicity’s annual reports contain consolidated financial statements audited and reported on by Holicity’s independent registered public accounting firm.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HOLICITY

Holicity is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

Holicity’s statement of operations data for the period from June 2, 2020 (inception) through December 31, 2020 and balance sheet data as of December 31, 2020 are derived from Holicity’s audited financial statements included elsewhere in this proxy statement/prospectus. Holicity’s statement of operations data and balance sheet data as of March 31, 2021 are derived from Holicity’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information should be read in conjunction with Holicity’s financial statements and related notes and “Holicity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Holicity.

Statement of Operations Data	For the Three Months Ended March 31, 2021		For the Period from June 2, 2020 (inception) through December 31, 2020
Operating expenses
General and administrative expenses		$1,373,269	$585,451
Franchise tax expense		50,000	116,667
Loss from operations		(1,423,269)	(702,118)
Other income (expense), net:
Interest earned on marketable securities held in Trust Account		14,038	46,957
Warrant offering costs			(747,112)
Change in fair value of warrant liabilities		(18,553,333)	(5,940,000)
Other expense, net		(18,539,295)	(6,640,155)
Loss before provision for income taxes		(19,962,564)	(7,342,273)
Provision for income taxes		—	—
Net loss		$(19,962,564)	$(7,342,273)
Basic and diluted weighted average shares outstanding of Class A common stock		30,000,000	30,000,000
Basic and diluted net income per share, Class A	$		$—
Basic and diluted weighted average shares outstanding of Class B common stock		7,500,000	7,500,000
Basic and diluted net loss per share, Class B		$(2.66)	$(0.98)
Balance Sheet Data	Three months Ended March 31, 2021	December 31, 2020
Total assets	$300,680,145	$301,247,039
Total liabilities	57,410,775	38,015,105
Class A common stock subject to possible redemptions	238,269,360	258,231,930
Total stockholders’ equity	5,000,010	5,000,004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HOLICITY

The following discussion and analysis of the financial condition and results of operations of Holicity Inc. (for purposes of this section, “Holicity,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Holicity included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/ proxy statement.

Overview

We are a blank check company formed under the laws of the State of Delaware on June 2, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more businesses. We intend to effectuate our Business Combination utilizing cash from the proceeds of the Initial Public Offering (the “Initial Public Offering”), the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt. Although we are not limited to a particular industry or sector for purposes of consummating a Business Combination, we intend to initially focus our search on identifying a prospective target business in the technology, media and telecommunications (“TMT”) industries in the United States and other developed countries. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Our registration statement for the Initial Public Offering was declared effective on August 4, 2020. On August 7, 2020, we consummated the Initial Public Offering of 27,500,000 units at a price of $10.00 per unit, at $10.00 per unit, generating gross proceeds of $275.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,000,000 Private Placement Warrants to the Sponsor at a price of $1.50 per warrant, generating gross proceeds of $7.5 million.

On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $25.0 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 333,333 Private Placement Warrants to the Sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Following the Initial Public Offering, the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $300.0 million was placed in the Trust Account and we had $1.7 million of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering, and available for working capital purposes. We incurred $16.9 million in transaction costs, including $6.0 million of underwriting fees, $10.5 million of deferred underwriting fees payable to the Initial Public Offering underwriters, including Deutsche Bank and BofA Securities as lead underwriters, and $0.4 million of other costs.

Our management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

If we are unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or August 7, 2022 (the “Combination Period”), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to our obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Agreement for Business Combination

On February 2, 2021, we entered into the Business Combination Agreement with Merger Sub and Astra. If the Business Combination Agreement is adopted by Holicity’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity. In addition, in connection with and following the consummation of the Business Combination, Holicity will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name. Astra is satellite launch services company.

Holicity has agreed to pay approximately $2.03 billion in aggregate consideration. Astra stockholders will receive consideration in the form of shares of common stock of New Astra.

At the Effective Time of the Business Combination, (i) each share of Astra preferred stock and Astra Class A common stock shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of New Astra Class A common stock, and (ii) each share of Astra Class B common stock and Astra preferred stock held by the Astra Founders shall be converted into the right to receive the applicable Per Share Merger Consideration, which will be in the form of New Astra Class B common stock. The consummation of the Business Combination is conditioned upon, among other things, Holicity having met the Minimum Cash Condition at Closing with cash from the Trust Account and PIPE Investors (though this condition may be waived by Astra).

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra restricted share will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

The Business Combination also calls for additional agreements, including, among others, the Subscription Agreement, Investors’ Rights Agreement and Sponsor Agreement, as described elsewhere in this proxy statement/prospectus.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from June 2, 2020 (inception) through March 31, 2021 were organizational activities, those necessary to prepare for the Initial Public Offering and, after our Initial Public Offering, identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the Initial Public Offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2021, we had a net loss of $19,962,564, which consists of operating costs of $190,790, acquisition related expenses of $1,232,479, and changes in fair value of warrant liabilities of $18,553,333, partially offset by interest income on marketable securities held in the Trust Account of $14,038.

For the period from June 2, 2020 (inception) through December 31, 2020, we had a net loss of $7,342,273, which consists of operating costs of $702,118, warrant offering costs of $747,112 and changes in fair value of warrant liabilities of $5,940,000, partially offset by interest income on marketable securities held in the Trust Account of $46,957.

Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the trust account until (i) the completion of an initial business combination; (ii) the redemption of any of the shares of Class A common stock included in the units sold in the Public Offering properly submitted in connection with a stockholder vote to amend the Charter to modify the substance or timing of Holicity’s obligation to redeem 100% of the common stock included in the units being sold in the Public Offering if Holicity does not complete an initial business combination by August 7, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the shares of Class A common stock included in the units sold in the Public Offering if Holicity is unable to complete a Business Combination by August 7, 2022. Through December 31, 2020, we have not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of the Public Offering in the event of a business combination.

We have also agreed to reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month in the event that such space and/or services are utilized and we do not pay a third party directly for such services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. For the three months ended March 31, 2021, Holicity paid $30,000 in fees under this agreement. For the period from June 2, 2020 (date of inception) through December 31, 2020, Holicity paid $48,710 under this agreement.

Liquidity and Capital Resources

As of March 31, 2021, we had $0.5 million of cash and working capital deficit of $0.4 million.

Prior to the completion of the Initial Public Offering, our liquidity needs had been satisfied through the Sponsor’s payment of $25,000 of offering costs in exchange for the issuance of the Founder Shares, and a promissory note (the “Note”) issued by the Sponsor. We repaid the Note on August 7, 2020.

On August 7, 2020, we consummated the Initial Public Offering of 27,500,000 units at a price of $10.00 per unit, at $10.00 per unit, generating gross proceeds of $275.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,000,000 Private Placement Warrants to the Sponsor at a price of $1.50 per warrant, generating gross proceeds of $7.5 million.

On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $25.0 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 333,333 Private Placement Warrants to the Sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Following the Initial Public Offering, the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $300.0 million was placed in the Trust Account and we had $1.7 million of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering, and available for working capital purposes. We incurred $16.9 million in transaction costs, including $6.0 million of underwriting fees, $10.5 million of deferred underwriting fees and $0.4 million of other costs.

As of March 31, 2021, we had marketable securities held in the Trust Account of $300,012,660. We intend to utilize substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

For the three months ended March 31, 2021, cash used in operating activities was $582,828. Net loss of $19,962,564 was adjusted by the change in fair value of warrant liabilities of $18,553,333 and changes in operating assets and liabilities which provided $840,441 of cash for operating activities, partially offset by interest earned on marketable securities held in the Trust Account of $14,038.

For the period from June 2, 2020 (inception) through December 31, 2020, cash used in operating activities was $980,481. Net loss of $7,342,273 was impacted by the change in fair value of warrant liabilities of $5,940,000 and deferred warrant offering costs of $458,500, partially offset by interest earned on marketable securities held in the Trust Account of $46,957. In addition, changes in operating assets and liabilities used $6,668 of cash from operating activities, which were partially offset by formation costs paid by the Sponsor of $3,581.

We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Initial Stockholders or their affiliates may loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as a critical accounting policy:

Redeemable Shares of Class A Common Stock

All of the 30,000,000 shares of Class A common stock included in the Units sold as part of the Initial Public Offering contain a redemption feature as described in the prospectus for the public offering. In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 480 “Distinguishing Liabilities from Equity”, redemption provisions not solely within the control of Holicity Inc. require the security to be classified outside of permanent equity. Our amended and restated certificate of incorporation provides a minimum net tangible asset threshold of $5,000,001. Holicity Inc. recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares will be affected by charges against additional paid-in capital.

Public and Private Placement Warrants

We account for the warrants issued in connection with our initial public offering in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity” (“ASC 815”), under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Statement of Operations in the period of change.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements

We had no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2021 or December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, administrative and support services. We began incurring these fees on August 4, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination or our liquidation. BofA Securities is entitled to: (i) $1.35 million in deferred underwriting compensation as compensation for its acting as an underwriter in the Initial Public Offering, after taking into account a portion of its respective deferred underwriting compensation applied towards financial advisory fees; (ii) $1.98 million as a placement agent’s fee in connection with the Private Placement; and (iii) $2.75 million for its role as financial advisor, in each case that will only accrue if a business combination is consummated.

Registration Rights

The holders of Founder Shares, Private Placement Warrants, and securities that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights pursuant to a registration rights agreement dated as of August 4, 2020. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional units to cover over-allotments, if any, at $10.00 per unit. The underwriters purchased an additional 2,500,000 units pursuant to their exercise of their over-allotment option on August 11, 2020.

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $6.0 million in the aggregate, upon the closing of the Initial Public Offering and the partial exercise of the over-allotment option. In addition, $0.35 per unit, or approximately $10.5 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF NEW ASTRA

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Astra prior to the consummation of the Business Combination.

Company Overview

Astra’s mission is to launch a new generation of space services to improve life on Earth. These services are enabled by new constellations of small satellites in Low Earth Orbit (“LEO”), which have rapidly become smaller, cheaper, and many times more numerous than legacy satellites. Launch vehicles, however, have not evolved in the same way — most rockets remain focused on serving legacy satellites and human spaceflight missions. As a result, we believe existing launch vehicles are too large, expensive, infrequently launched, and insufficiently responsive to meet the needs of the evolving space market.

We aim to solve this problem with the world’s first mass-produced dedicated orbital launch system. Our system consists of a small launch vehicle and mobile ground infrastructure that can fit inside standard shipping containers for rapid deployment anywhere in the world. Our rocket requires a launch site with little more than a concrete pad and only six Astra employees on-site, leveraging our highly automated launch operations, and our production system is designed to scale efficiently to hundreds of launches per year. Our rocket’s payload capacity is tailored for the needs of modern LEO satellite constellations, allowing precise and rapid placement of individual satellites in their required orbits. We believe this makes Astra’s system more responsive and affordable than other launch alternatives for thousands of LEO satellites planned in the coming decade.

We have made significant progress in the development of the system to date. On December 15, 2020, Astra launched Rocket 3.2 to an altitude of 380 km at 7.2 km/s, making Astra the fastest privately-funded U.S. company to demonstrate orbital launch capability. Astra achieved this goal in approximately four years from inception, faster than any other private U.S. company to date. Our data shows that the rocket’s hardware and software performed exceptionally well, positioning us to begin commercial launch operations in 2021. In addition, we have signed customer contracts for over $150 million of contracted revenue, representing over 50 launches and over 100 satellites (as of January 31, 2021). We have seen significant traction across a range of satellite operators, satellite manufacturers, government agencies and defense primes, among others.

We believe our approach to rocket design, manufacturing, and launch is unique and a reason for our success to date. We apply an iterative approach to product development, emphasizing testing and learning as fast as possible through rapid iteration, co-located design, build, and test facilities, and frequent launches. We leverage practices and manufacturing techniques from the global auto industry. We design our rockets for scalable and affordable manufacturing processes and utilize readily available materials, avoiding expensive materials and manufacturing techniques such as carbon fiber and 3D printing. We believe that our approach provides Astra with a sustainable structural cost advantage versus other launch providers.

We view Launch Services as the first phase of our business, with the ultimate goal of building the leading space platform. We intend to expand our product and service offerings to LEO operators to include Launch Services, Spaceport Services, and Satellite Services. Our integrated space services platform will allow our customers to focus on innovative applications rather than investing in bespoke satellite development and separately contracting launch services. Further details of our current and anticipated service offerings are provided below.

•        Launch Services — Aims to provide rapid, global, and affordable launch services to satellite operators and governments.

•        Spaceport Services — Aims to offer turn-key spaceports with the capability to launch Astra rockets for key government customers. Spaceports will require minimal on-site infrastructure, and will leverage Astra’s highly automated launch operations.

•        Satellite Services — Aims to provide modular configurable satellites for customers, leveraging both in-house and partner-provided subsystem components. Satellite Services range from operational support of satellites on orbit, to turnkey provision of entire constellations, offering “concept to constellation” in months instead of years.

We compete in the massive and rapidly growing space industry, which is expected to nearly triple to $1.4 trillion by 2030 (Wall Street research). Over 400 operators either operate or plan to operate space assets over the next three years. With FCC license applications for over 30,000 satellites to be launched over the next decade, the demand for launch services is expected to rapidly grow. The vast majority of these applications are for LEO satellites. LEO constellations are enabling global broadband, asset monitoring, Earth observation and defense applications. We believe that Astra is well suited to serve a range of growing LEO constellation needs including launching satellites, constellation deployment, gap filling, and satellite replenishment.

Strategy Overview

Using our expertise in the mass production of small launch vehicles or rockets, we seek to provide customers with reliable, daily space delivery as well as turn-key satellite services. To accomplish this, we intend to:

•        Commence commercial launch operations.    In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 km successfully passing the Kármán Line and demonstrating orbital launch capability. Our data shows that the rocket’s hardware and software performed exceptionally well, and that we are on track to begin commercial launch operations in 2021.

•        Increase launch cadence.    We aim to achieve a monthly launch cadence by the end of 2021 and approach a daily launch cadence by the end of 2025. In order to achieve these milestones, we are accelerating our development and production efforts and establishing additional launch sites. In addition, we are exploring the use of sea-based launch platforms.

•        Increase the payload of our rockets.    We plan to increase the maximum payload capability of our rocket from approximately 50 kg in 2021 to up to 500 kg for a mid-inclination 500 km orbit by late 2023, through a process of iterative development and improvement. We believe that a 500 kg capable rocket will make Astra a compelling option for LEO constellation deployment and replenishment.

•        Launch Satellite Services offering.    By 2022, we plan to commence offering an integrated spacecraft platform optimized for Astra’s launch vehicle. The goal is to allow our customers to focus on developing innovative payloads rather than designing or developing satellite buses or flying satellites.

•        Launch Spaceport Services offering.    We aim to sign an initial contract to construct and operate our first dedicated commercial spaceport by 2022. We aim to continue to build our pipeline of spaceport opportunities and develop additional locations.

Our Competitive Strengths

We aim to mass-produce the world’s first daily space delivery system and ultimately become a leading space platform. We believe that our collective expertise, coupled with the following strengths, will allow us to build our business and expand our market opportunity and addressable markets:

•        Uniquely Positioned to Meet Customer Needs.    We believe that we are better positioned to meet customer needs than alternative launch providers for a number of reasons:

•        Affordability.    We utilize affordable manufacturing processes using readily available materials and also remain focused on continuous improvement of our design and processes. This results in a sustainable cost advantage.

•        Launch Cadence.    We are building out our manufacturing facilities, automating our processes to reduce cycle time, and adding additional launch sites to support daily launch cadence by 2025.

•        Direct Orbital Insertion.    Traditional launch providers are attempting to address the needs of LEO operators through ridesharing. However, all satellites are delivered to one point in space and must either complete a time-consuming orbit raise or shuttling process. An orbit raise consumes additional satellite fuel either increasing satellite mass or reducing a satellite’s fuel life. Shuttling adds additional cost, and the shuttle is additional mass that needs to be delivered to space.

•        Control of Launch Date.    Rideshare typically involves launching satellites from various operators via a single launch vehicle. If a single operator has manufacturing, delivery, or financial-related delays this may delay the launch of other operator’s satellites. We believe that our dedicated launch vehicles provide our customers with additional control of their launch date and peace of mind versus rideshare.

•        Geographic Flexibility.    Astra’s launch system can be shipped anywhere in the world using standard shipping containers. Traditional launch providers can only launch from certain well known locations.

•        Significant contracted revenue and pent up customer demand.    Ahead of our first launch with commercial customers planned for 2021, we have received significant interest from a wide range of customers across various satellite applications or use cases. We remain in active discussions with potential customers and anticipate a considerable increase of contracted revenue as the small satellite and satellite constellation markets continue to develop. Additionally, our contracted revenue and pipeline mostly represent the initial test and demo flights of our customers’ satellite constellations. We expect that following the successful delivery of service on our first several commercial launches, our customers will continue to use us on the further rollout of their satellite constellations.

Prior to commencing commercial launches, we must improve propellant depletion controls to address the findings from the December 2020 flight and secure launch licenses with the Federal Aviation Administration (FAA). Any delays in commencing our commercial launch operations could adversely impact our results and growth plans.

•        Pricing & costs of production.     We are designing our launch vehicles using mass production and high-quality, effective, inexpensive components to optimize our costs. The expected general unit economics for our launch vehicle are as follows:

•        Pricing of less than $4 million per launch;

•        Capable of payload delivery of up to 500 kg for a mid-inclination 500 km orbit in 2023; and

•        Expected production costs of less than $1 million per vehicle at daily production rate.

By comparison, other similar small satellite launch vehicles are priced at over $7.5 million per launch incorporating more expensive materials, such as carbon fiber, and bespoke manufacturing techniques into their designs.

•        Unique Bay Area facilities.    We occupy approximately 285,000 square feet in Alameda, California directly across the bay from San Francisco. Our existing facilities have ample square footage to support our needs through 2025. In addition, we have an on-site engine testing facility that was originally constructed by the U.S. Navy. We believe on-site testing allows us to more rapidly iterate our rocket technology and will accelerate our development of future engine technologies. In addition, our location in the Bay Area provides us with unrivaled access to human capital, including expertise in both tech and manufacturing.

•        Proven management team of veteran innovators.    Many of our management team members, led by Chris Kemp and Dr. Adam London, have extensive leadership experience in large organizations, including NASA, Apple, Amazon, Tesla, SpaceX, Blue Origin, Airbus, Boeing and BlackRock. Our team of engineers and manufacturing experts is similarly experienced, contributing hundreds of collective years in leading commercial and government satellite businesses and programs at SpaceX, Boeing, Virgin Galactic, Virgin Orbit, and NASA, among others. Our efficient vertical integration allows for significant cooperation and interactivity between teams, creating an unparalleled support network within Astra.

•        Flight heritage.    A key space-specific barrier to entry is flight heritage. Ultimately the only way to assess the reliability of a product, such as launch services or satellites, is by seeing a history of successful results, which in turn influences insurance rates and customers’ perceptions. Therefore, we believe that our four test flights, including Rocket 3.2 reaching an altitude of 380 km successfully passing the Kármán Line and demonstrating orbital launch capability will offer a substantial competitive advantage as we continue to build flight heritage. Astra’s Rocket 3.0 was damaged prior to a previous launch attempt in March 2020. Astra’s subsequent rocket launch of Rocket 3.1 in September 2020 suffered an anomaly during its first stage of flight and fell back to earth shortly after launch; however, this launch allowed Astra to collect key data that led to the successful launch of Rocket 3.2 in December 2020. The milestone achieved by Rocket 3.2 made Astra the fastest privately funded U.S. company in history to demonstrate orbital launch capability.

•        Breadth of offerings.    Moving forward, the breadth of our offerings, including a satellite bus designed for Astra’s launch vehicle and satellite services, places Astra at the crossroads of the launch sector, satellite manufacturing, and the new space ecosystem. This positions Astra to become a platform for the space economy, serving customers holistically “from concept to constellation”.

Global Space Economy Overview

In recent years, the importance of the space economy has been growing as technological advances in both satellites and supporting terrestrial technologies have enabled new commercial use cases. These use cases include satellite broadband, remote imaging, Internet-of-Things (“IOT”)/Machine-to-Machine (“M2M”) communications, defense-related applications, as well as others. As a result, a number of new and existing operators have announced new satellite constellations to serve these use cases. Many of these announced constellations will consist of small LEO satellites rather than large GEO satellites. Filings with the FCC for new LEO satellites now exceed 50 thousand satellites. These planned constellations include Kuiper from Amazon, OneWeb, Telesat’s LEO constellation, and Starlink by SpaceX.

According to Wall Street research, the commercial space market is forecasted to grow from approximately $415.0 billion in 2018 to $1.4 trillion by 2030. Rapid growth in private investment in the commercial space industry has led to a wave of new companies reinventing major elements of the traditional space industry, including human spaceflight, satellites, and launch, in addition to unlocking entirely new market segments. Furthermore, government agencies have realized the value of the private commercial space industry and have become increasingly more supportive and reliant on private companies to catalyze innovation and advance national space objectives. In the United States, this has been evidenced by notable policy initiatives and by commercial contractors’ growing share of space activity.

Launch Market

We are witnessing a shift in the launch requirements of satellite operators, as the launch industry adjusts from launching fewer than 100 satellites each year that were primarily large GEOs, to launching over 1,000 small LEO satellites each year.

The launch industry’s initial response was the introduction of ridesharing, allowing multiple operators to share the cost of a large launch vehicle. This combined with the emergence of new launch vehicles reduced launch costs and increased access to space for small satellite operators. However, operators must wait until a particular rideshare is full for their launch. In addition, all small satellites on a single rideshare are delivered to a single orbital destination. From there, small satellites must either complete a time-consuming orbit raise to their desired orbit, requiring a significant on-board propulsion system or an in-space shuttle. While in-space shuttling reduces the need for satellite propulsion capability, shuttles add significant expense and take weeks or months to reach the desired orbit.

Small launch providers (i.e. small rockets carrying up to 500 kg) can launch one or more LEO satellites and directly insert them to the required orbit. This dedicated launch service saves time relative to a rideshare approach. While cost on a per kilogram basis has historically been greater than rideshare, we believe that Astra’s below $4 million per launch price is highly competitive once operators factor in the expedited launch schedule and increased control and certainty provided by a dedicated launch vehicle.

Satellite Market

Another paradigm shift in the commercial space market is the rise of the small satellite market. Prior to 2018, only a few dozen small satellites were launched per year. Today, the number has grown to several hundred per year and is on track to reach more than several thousand per year. Moreover, the rise of this market has also created a new market segment in nanosatellites and microsatellites, weighing less than 10 kg and between 10 and 100 kg, respectively. While these satellites can be deployed individually, they can also be operated as part of a constellation, a large group of satellites interconnected to provide a service, such as the Starlink satellite constellation’s offering of global internet connectivity.

The growth in the satellite constellations market is being driven by technological advances in ground equipment, new business models, expanded funding, and growing demand for high bandwidth and lower latency. Though this satellite constellations market remains nascent in maturity, we anticipate considerable growth over the coming years in the launch industry as companies continue to seek versatile and low-cost ways to deliver single satellites to specific orbits or deploy their satellite constellations. Furthermore, we anticipate the growth of the satellite constellations market to contribute business to our Satellite Services offerings. LEO satellite constellations have relatively short lifespans on orbit, resulting in a requirement to launch replenishment satellites every few years.

The number of satellites launched has increased almost tenfold in the last decade. In 2010, only 70 satellites were launched globally, while 493 satellites were launched in 2019 alone (according to Bryce Space & Technology). The main driver of this growth has been the advent of small satellites (“smallsats”), defined as satellites weighing less than 600 kg. As smallsats have continued to become more capable, less expensive and smaller (the average mass in 2019 was 109 kg according to Northern Sky Research), they have continued to be an increasing part of the market, accounting for nearly 80% of the satellites launched in 2019 (according to Northern Sky Research).

Of the 389 smallsats launched in 2019 (according to Bryce Space and Technology):

•        The numbers of smallsats increased substantially (nearly 8x) from 2012, when 50 smallsats were launched;

•        Share of smallsats providing commercial services was 62% in 2019, up from 6% in 2012;

•        Distribution of use cases were as follows: 37% communications, 32% technology development, 26% remote sensing, 3% scientific and 2% other;

•        45% of all rocket launches globally included smallsats, nearly double from 24% in 2012; and

•        57% of smallsats launched by U.S. launch providers.

From 2020 to 2029, we project that over 38,000 satellites will be built and launched, a 14x increase vs. satellites launched from 2010 to 2019 (based on Euroconsult and Astra management estimates). We believe that this estimate is likely conservative, given the announced plans of several large satellite constellations. For example, Amazon’s Kuiper has announced plans to deploy more than 3,000 satellites, and SpaceX’s Starlink plans to deploy more than 40,000 satellites. The vast majority of satellites in the next decade will target LEO orbits, which is where our launch vehicle operates. This contributes to our view that the market for launch services is fundamentally supply-constrained.

Within the LEO launch market addressable by Astra, a few categories stand out: broadband, Earth observation, maritime, Internet-of-Things/Machine-to-Machine connectivity, point-to-point transportation, and government satellites. Overall demand is expected to be dominated by deployment and maintenance of LEO broadband mega-constellations.

Our Launch System

Over the past four years, we have designed, built, and launched three major iterations of the Astra Launch System. We plan to continue to improve our designs and manufacturing processes to iteratively increase the payload capability of our vehicle, increase reliability, and continue to reduce operational, material and manufacturing costs.

Rocket 3.2 Overview

In December 2020 Astra’s Rocket 3.2 was successfully launched to an altitude of 380 km passing the Kármán Line and demonstrating orbital launch capability.

Rocket 3.2 was a two-stage orbital vehicle. The first stage was powered by five engines developed and manufactured internally by Astra. The upper stage was powered by a single engine developed and manufactured internally by Astra.

Customer Overview

As of January 31, 2021, we have signed contracts representing approximately $150 million in potential revenue. We have seen significant traction across a range of satellite operators, satellite manufacturers, government agencies and defense primes, among others. These signed contracts span more than 10 customers and over 50 launches, and include the recent award of a NASA VCLS II contract for the launch of NASA cubesats.

We expect a portion of our larger pipeline, representing approximately $1.2 billion of potential contracts, to continue to convert over the coming months and likely accelerate following the successful execution of our near-term launches. We believe that our traction to date is driven by our highly attractive value proposition and direct marketing to potential customers. We note that a portion of this larger pipeline may not convert if we do not achieve certain milestones or if we are unable to keep up with the demand for our launch services from a production and delivery perspective.

Sales and Marketing

We plan to scale and accelerate our sales and marketing efforts and leverage industry partnerships to grow our customer base using a global network of sales professionals. Additionally, as we successfully execute on our upcoming missions, we expect existing customers to expand their contracts with us for the deployment of their future satellites. New service offerings and sales models will be introduced over time to increase market share and grow the total addressable market for our services.

While we are focusing on our early adopter market for small-satellite launch, we are at the early stages of also rolling out our Spaceport Services and Satellite Services and anticipate that these market segments will become a larger percentage of our business in the mid-term. Our potential customer base for this service has significant overlap with Launch Services.

Unit Economics of Our Business Models

•        Launch Services.    Launch services are typically priced inclusive of the launch cost of the rocket and are offered as a price per kilogram. The end price to the customer is variable depending on the final orbit and required delta-velocity for the mission. In addition, we may offer certain customers bulk discounts, and other customers may elect to purchase add-on services. Our costs are largely fixed in nature and include the operation of our factory and test facility. We embed the variable costs of manufacturing of the launch vehicle and labor into the price as well. The remaining represents our unit margins. We believe that we can manufacture vehicles efficiently and that the long-term manufacturing cost of our rocket will be less than $1 million. We expect to price our launch vehicle and services at less than $4 million per launch resulting in a contribution margin of over 70% in 2025. In the near-term, we will continue to experiment with various manufacturing techniques and rocket designs, resulting in an elevated level of Cost of Goods Sold. However, as we enhance our design and ramp production, we feel confident in our ability to deliver industry leading unit economics.

•        Spaceport Services.    Based on discussions with potential customers to date, we expect the setup fee for a spaceport to be $10-20 million. We also expect to charge an annual maintenance fee of approximately $2.5 million, and there will likely be incremental launch and other revenue associated with these arrangements. These arrangements are expected to represent a small portion of our overall revenue, and economics will vary based on counterparty. However, we do expect contribution margins consistent with our Launch Services business.

•        Satellite Services.    This business is expected to generate revenue in two ways. The first is with the launch and initial delivery of customers to their desired orbits, which represent the same unit economics as described in above in Launch Services. Average pricing is expected to decrease from an average of $500 thousand to below $400 thousand per satellite. For customers that elect to purchase recurring satellite services, we expect to charge market pricing that would represent a material discount to the operator’s cost of performing these functions on a standalone basis. We currently expect average annual pricing of approximately $100 thousand per satellite. Unit economics will ultimately depend on services rendered.

Human Capital

As of March 31, 2021, we had 126 employees, all of whom were full-time. Our workforce is concentrated in the San Francisco Bay Area. Our management team is comprised of our CEO and six of his direct reports who, collectively, have management responsibility for our business. Our management team places significant focus and attention on matters concerning our human capital assets, particularly our diversity, capability development, and succession planning. Accordingly, we regularly review employee development and succession plans for each of our functions to identify and develop our pipeline of talent.

We have built a unique and remarkable team at Astra and continue to invest aggressively in supporting and expanding our team. We pride ourselves on the diversity of backgrounds in our team, covering many industries and specializations, and believe this has been key to our success to date. Two of the six members of our management team are women, and two members of our management team belong to historically underrepresented groups in the Sciences and Technology. Across our broader population, approximately 17% of full-time employees are women and 22% belong to historically underrepresented groups. Our management team includes leadership experience at the highest levels of NASA, Apple, Amazon, Black Rock, and others; and our engineering and manufacturing teams contribute hundreds of collective years of experience at SpaceX, Boeing, Airbus, Virgin Galactic, Virgin Orbit, Blue Origin, and NASA, and others. As we build out the team, we are also investing in the infrastructure needed for continuous professional development, feedback, performance management, and other aspects of a healthy, growth-oriented, and high-performing work culture.

Facilities

We operate out of our headquarters in Alameda, California directly across the bay from San Francisco. We believe the location of our facilities provides us with unique access to the tech and manufacturing expertise found in the San Francisco Bay Area. We are currently operating with month-to-month leases applicable to each of the buildings on our Alameda campus, with letters of intent and license agreements in place with the city permitting us to occupy our existing facilities while we work to negotiate a long-term lease for the campus.

Our Alameda campus consists of approximately 285,000 square feet leased from the City of Alameda. The campus includes two primary buildings. The Skyhawk Development and Production Facility spans ~200,000 square feet with a fully built out machine shop, production facilities, and offices for administrative responsibilities as well as research and development. The Orion Engine Testing Facility is a ~20,000 square foot facility used for rocket engine testing, research, and development that was originally constructed by the U.S. Navy for jet engine testing.

Our current facilities are adequate for our current operating needs. However, we anticipate building out additional space in the Skyhawk Development and Production Facility to support the continued ramp up of the Launch Services business, as well as the build out of facilities for the Satellite Services businesses.

We currently operate a launch site at the Pacific Spaceport Complex in Kodiak, Alaska. The facility consists of minimal fixed infrastructure, including a concrete pad, power infrastructure, and a tent. The launch site took less than six months for Astra to construct.

We plan to add additional launch sites as we increase the frequency of launches. Our launch site requirements are minimal and consist primarily of a concrete pad. Launch sites will be located in a diverse set of geographies, and we are also exploring the development of sea-based launch platforms.

Regulatory

Federal Communications Commission

The regulations, policies, and guidance issued by the FCC apply to the operation of our launch vehicles. When we communicate with our launch vehicles using any part of the electromagnetic spectrum, we are operating a space station to which FCC regulations apply. Operators of regulated space stations are required to hold and maintain compliance with proper licenses throughout the duration of any given mission. Currently, we utilize the Special Temporary Authorization (“STA”) mechanism to license Astra launch vehicles. Astra currently has one STA license application pending with the FCC. We expect the timely approval of each pending application or approval of another appropriate spectrum licensure and are engaged in planning activities for multiple future licenses.

The FCC recently enacted a new set of licensing guidelines for small satellites and related systems that may apply to future Astra launch vehicles or satellites manufactured by Astra. As a result, we may face a transition in license types from STA to the small satellite licensing guidelines. Additionally, the FCC is currently considering additional rules which could change the operational, technical and financial requirements for commercial space operators subject to U.S. jurisdiction. If these, proposed rules become final, they could change system design and financial costs in order to comply with or secure new Astra spectrum licensure.

International Traffic in Arms Regulations (“ITAR”) and Export Controls

Our business is subject to, and we must comply with, stringent U.S. import and export control laws, including the ITAR and Export Administration Regulations (“EAR”) of the Bureau of Industry and Security of the U.S. Department of Commerce. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.

Many different types of internal controls and measures are required to ensure compliance with such export control rules. In particular, we are required to maintain registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software, and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance by foreign persons, related to and who support our spaceflight business. Under the ITAR, we must receive permission from the Directorate of Defense Trade Controls to release controlled technology to foreign person employees and other foreign persons.

See “Risk Factors — We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.”

The inability to secure and maintain other necessary export authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. For example, if we were unable to obtain or maintain our licenses to export certain spacecraft hardware, we would be effectively prohibited from launching our vehicles from certain non-U.S. locations, which would limit the number of launch providers we could use. In addition, if we were unable to obtain a Department of State Technical Assistance Agreement to export certain launch provider related services, we would experience difficulties or even be unable to perform integration activities necessary to safely our transfer vehicles to non-U.S. launch vehicles. In both cases, these restrictions could lead to higher launch costs which may have a material adverse impact on our results of operations. Similarly, if we were unable to secure effective export licensure to authorize the full scope of activity with a foreign partner or supplier, we may need to implement design changes to spacecraft or updates to our supplier chain, which may increase costs or result in delays in vehicle launch schedules.

Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government. In addition, any changes in export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations.

Legal Proceedings

It is possible that from time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. However, we do not consider any such claims, lawsuits, or proceedings currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ASTRA

Astra is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Astra’s balance sheet data and statement of operations data as of and for the years ended December 31, 2020 and 2019, are derived from Astra’s audited financial statements included in this proxy statement/prospectus. Astra’s condensed balance sheet data and condensed statement of operations data as of and for the three months ended March 31, 2021 and 2020, are derived from Astra’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Astra’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Astra” contained elsewhere in this proxy statement/prospectus. Astra’s historical results are not necessarily indicative of future results.

(in thousands, except share and per share data)	Three Months Ended March 31, 2021 (unaudited)	Three Months Ended March 31, 2020 (unaudited)	Year Ended December 31, 2020	Year Ended December 31, 2019
Statement of Operations Data:
Operating expenses:
Research and development	$12,196	$8,311	$27,544	$40,067
Sales and marketing	64	—	—	—
General and administrative	12,394	3,122	45,950	12,518
Total operating expenses	(24,654)	(11,433)	(73,494)	(52,585)
Loss from operations	(24,654)	(11,433)	(73,494)	(52,585)
Interest expense, net	(535)	(999)	(5,659)	(870)
Other income, net	—	451	10,860	276
Loss on extinguishment of Convertible Notes	(131,908)	—	—	—
Loss on extinguishment of Convertible Notes attributable to related parties	(1,875)	—	—	—
Loss before taxes	(158,972)	(11,981)	(68,293)	(53,179)
Income tax expense	—	—	—	—
Net loss	(158,972)	(11,981)	(68,293)	(53,179)
Adjustment to redemption value on Convertible Preferred Stock	(1,011,726)	—	—	—
Net loss attributable to common stockholders	$(1,170,698)	$(11,981)	$(68,293)	$(53,179)

Net loss per share:
Weighted average number of shares of Class A common stock outstanding – basic and diluted	24,371,147	9,443,456	9,902,845	8,082,020
Net loss per share of Class A common stock – basic and diluted	$(12.35)	$(0.15)	$(0.82)	$(0.74)
Weighted average number of shares of Class B common stock outstanding – basic and diluted	70,444,444	71,970,000	73,385,753	63,684,201
Net loss per share of Class B common stock – basic and diluted	$(12.35)	$(0.15)	$(0.82)	$(0.74)

(in thousands)	Three Months Ended March 31, 2021 (unaudited)	Three Months Ended March 31, 2020 (unaudited)	Year Ended December 31, 2020	Year Ended December 31, 2019
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(13,677)	$(11,178)	$(32,850)	$(47,124)
Investing activities	$(3,524)	$(1,174)	$(2,186)	$(15,254)
Financing activities	$29,138	$16,977	$35,128	$36,905
(in thousands)	As of March 31, 2021 (unaudited)	As of December 31, 2020	As of December 31, 2019
Balance Sheet Data:
Total assets	$57,992	$35,891	$37,641
Total current liabilities	$14,791	$58,499	$5,557
Total liabilities	$25,067	$67,470	$43,726
Working capital	$13,473	$(46,754)	$5,727
Total stockholders’ deficit	$(1,309,573)	$(140,408)	$(114,914)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF aSTRA

The following discussion and analysis of the financial condition and results of operations of Astra Space, Inc. should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2021 and March 31, 2020, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Astra’s Business” and our pro forma financial information as of and for the year ended December 31, 2020 and the three months ended March 31, 2021. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Astra’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “the Company” “Astra,” “us,” “our” or “we” refer to Astra Space, Inc. prior to the Business Combination, and to New Astra following the consummation of the Business Combination.

Overview

Our mission is to launch a new generation of space services to improve life on Earth. These services are enabled by new constellations of small satellites in Low Earth Orbit (“LEO”), which have rapidly become smaller, cheaper, and more numerous than legacy satellites. Launch vehicles, however, have not evolved in the same way — most rockets remain focused on serving legacy satellites and human spaceflight missions. As a result, we believe most existing launch vehicles are too large, expensive, infrequently launched, and insufficiently responsive to meet the needs of the evolving space market.

We aim to solve this problem with the world’s first mass-produced orbital launch system. Our system consists of a small launch vehicle and mobile ground infrastructure that can fit inside standard shipping containers for rapid deployment anywhere in the world. Our rocket requires a launch site with little more than a concrete pad and only six Astra employees on-site, leveraging our highly automated launch operations, and our production system is designed to scale efficiently to hundreds of launches per year. Our rocket’s payload capacity is tailored for the needs of modern LEO satellite constellations, allowing precise and rapid placement of individual satellites into their required orbits. We believe this makes Astra’s system more responsive and affordable than other launch alternatives, for thousands of LEO satellites planned in the coming decade. See “Business of New Astra.”

The Business Combination

We entered into a business combination agreement with Holicity Inc. (“Holicity”) on February 2, 2021. Pursuant to the agreement, and assuming a favorable vote of Holicity’s stockholders, Holicity Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Holicity, will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity (the “Business Combination”). Upon the consummation of the Business Combination, Astra will survive and become a wholly owned subsidiary of Holicity, which will be renamed Astra Space, Inc. (“New Astra”).

The Business Combination is anticipated to be accounted for as a reverse recapitalization. Astra will be deemed the predecessor and New Astra will be the successor SEC registrant, meaning that Astra’s financial statements for previous periods will be disclosed in New Astra’s future periodic reports filed with the SEC. Holicity will be treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to Astra’s condensed consolidated balance sheet as of March 31, 2021) of between approximately $210.1 million, assuming maximum shareholder redemptions permitted pursuant to the terms of the Business Combination, and $460.1 million, assuming minimum shareholder redemptions, and in each case including $200.0 million in gross proceeds from the private placement by Holicity. Total transaction costs are estimated at approximately $42.7 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”

COVID-19 Impact

The coronavirus (COVID-19) pandemic has not materially affected our future growth outlook. Many of the Company’s customers worldwide were impacted by COVID-19 and temporarily closed their facilities which impacted the speed of research and development. Further, the Company’s fundraising was negatively impacted in the first half of 2020 as a result of a number of factors surrounding the COVID-19 pandemic. The extent of the impact of the coronavirus pandemic on Astra’s operational and financial performance will depend on various future developments, including the duration and spread of the outbreak and impact on its customers, suppliers, and employees, all of which is uncertain at this time. Astra expects the COVID-19 pandemic to adversely impact revenue and results of operations, but Astra is unable to predict at this time the size and duration of this adverse impact. Astra has seen some signs of positive effects for its long-term business prospects and partnerships as a result of the pandemic. The COVID-19 pandemic has created an even greater need for broadband internet access from anywhere in the world and businesses are thinking differently about how their workforce can stay connected. There have also been recent government and commercial announcements about continuous investments in this area and we believe this will continue to support the growth of the small satellite market for the foreseeable future.

For more information on Astra’s operations and risks related to health epidemics, including the COVID-19 pandemic, please see the section of this proxy statement/prospectus entitled “Risk Factors.”

Key Factors Affecting Our Results and Prospects

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including competition from better known and well-capitalized companies, the risk of actual or perceived safety issues and their consequences for our reputation and the other factors discussed under “Risk Factors.” We believe the factors discussed below are key to our success.

Commencing and Expanding Commercial Launch Operations

In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 km, demonstrating orbital launch capability. We are on track to begin commercial launch operations in 2021, with a goal of reaching a once-daily launch cadence by the end of 2025. With binding agreements for over 50 launches, (as of April 30, 2021), our contracted revenue is significant, and we are in active discussions with numerous potential customers, including government agencies and private satellite companies, to add to our contracted revenue.

Prior to commencing commercial launches, we must improve propellant depletion controls to address the findings from the December flight and secure launch licenses with the Federal Aviation Administration (FAA). Any delays in commencing our commercial launch operations, including due to delays or cost overruns in obtaining FAA licenses or other regulatory approvals, could adversely impact our results and growth plans.

Lowering Manufacturing Costs and Increasing Payloads

We aim to be the most cost-efficient dedicated orbital launch system provider. We plan to increase the maximum payload capability of our rockets from approximately 50 kg for our first commercial flight to up to 500 kg for a mid-inclination 500 km orbit, which we believe will make Astra a compelling option for low Earth orbit constellation deployment and replenishment. Our affordable manufacturing processes use readily available materials and are highly scalable, while our ongoing improvements in design and manufacturing will further reduce our per rocket manufacturing costs. See “Business of New Astra — Unit Economics of Our Business Model.” We have invested approximately $10 million in our manufacturing facility through March 31, 2021 and anticipate investing approximately another $30 to $40 million to bring the facility to full capacity by the end of 2021, which will enable us to increase the pace of launch vehicle construction and our launch cadence. While we believe that our budget is reliable, the development of our manufacturing facility may take longer and cost more than planned, including due to delays in obtaining federal and state regulatory approvals of our final construction plans or any changes that are required to be made to those plans. Any delays in our achieving full manufacturing capacity could adversely impact our results and growth plans.

Expand Our Space Offerings

We are in the preliminary stages of developing our Satellite Services offering, providing a modular configurable satellite platform optimized for our launch vehicle, which we expect to launch in 2022. These services are expected to allow customers to focus on developing innovative payloads rather than having to design or develop complete satellite buses or satellites, which we will provide, along with ancillary services that are likely to include telemetry, tracking and control (TT&C), processing, as well as software development and maintenance. We also expect to launch our

Spaceport Services offering, which will provide turn-key spaceports with the capability to launch Astra rockets. We envision that our spaceports will require minimal on-site infrastructure, will leverage our highly automated launch operations and can be installed for an initial cost of between approximately $10 and $20 million. See “Business of New Astra — Unit Economics of Our Business Model.” We aim to sign an initial contract to build and operate our first dedicated commercial spaceport by 2022. We anticipate this offering will lead to important additional opportunities, such as providing launch services for customers, both government and commercial, interested in launching out of a specific locale. We expect to make significant investments in our Satellite Services and Spaceport Services programs. Although we believe that our financial resources, including the proceeds of the Business Combination and the related private placement, will be sufficient to meet our capital needs, our timeline and budgeted costs for these offerings are subject to substantial uncertainty, including due to compliance requirements of U.S. federal export control laws and applicable foreign and local regulations, the impact of political and economic conditions, and, particularly in the case of our anticipated Spaceport offering, the need to identify opportunities and negotiate long-term agreements with customers for these services, among other factors. See “Risk Factors — Risks Related to Astra’s Business.”

Key Components of Results of Operations

We are an early-stage company and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenues

We have not generated any revenue to date. Following the commercial launch of our services, we expect to generate a significant portion of our revenues in Launch Services from delivering payloads into orbit. We also expect to generate revenues by providing Satellite Services and Spaceport Services to our customers. Over time, we expect Satellite Services to grow more quickly and to represent a significant portion of our revenues beyond 2025.

Expenses

Research and Development Expense

Our research and development expenses consist primarily of internal and external expenses incurred in connection with our research activities and development programs. These expenses include, but are not limited to, development supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation, (consisting of various support and facility costs), stock-based compensation and consulting fees. Research and development costs are expensed as incurred.

We allocate research and development costs by function rather than by project, as a significant majority of our historical research and development spending was related to the initial development and testing of our underlying technology, including preparation for multiple test launches.

Our current primary research and development objectives focus on the development and finalization of our commercial services offerings. The successful development of these offerings involves many uncertainties, including:

•        timing in finalizing rocket systems design and specifications;

•        successful completion of analyses and ground test programs to validate that new or changed designs perform as expected;

•        successful completion of flight test programs, including flight safety tests;

•        our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•        performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

•        performance of a limited number of suppliers for certain raw materials and components;

•        performance of our third-party contractors that support our research and development activities;

•        our ability to maintain rights from third parties for intellectual properties critical to research and development activities; and

•        our ability to continue funding and maintain our current research and development activities.

A change in the outcome of any of these variables could delay the development of our rockets, which in turn could impact when we are able to commercialize our offerings.

As we are currently still in our final development and testing stage of our launch services, we have expensed all research and development costs associated with developing and building our launch services offering. We expect that our research and development expenses will increase in the short-term as we invest in improving and further reducing the costs of our launch system as well as developing and improving our Satellite Services offering.

Sales and Marketing Expense

Sales and marketing expenses consist of personnel and personnel-related expenses, including stock-based compensation for our business development team as well as advertising and marketing expenses. We expect to increase our sales and marketing activities in order to grow our customer base and increase market share. We also expect that our sales and marketing expenses will increase over time as we continue to hire additional personnel to scale the business. We did not begin incurring sales and marketing expenses until 2021.

General and Administrative Expense

General and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development and other administrative functions. General and administrative expenses also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs not otherwise included in research and development expenses and, following the Business Combination, will include public company expenses such as costs associated with compliance with the rules and regulations of the SEC and the stock exchange.

Income Tax (Benefit) Expense

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

	Year Ended December 31,		Period over period change
(in thousands, except percentages)	2020	2019	($)	(%)
Operating expenses:
Research and development	$27,544	$40,067	$(12,523)	(31)%
General and administrative	45,950	12,518	33,432	267
Total operating expenses	(73,494)	(52,585)	(20,909)	(40)
Loss from operations	(73,494)	(52,585)	(20,909)	(40)
Interest expense, net	(5,659)	(870)	(4,789)	n.m.
Other income, net	10,860	276	10,584	n.m.
Loss before taxes	(68,293)	(53,179)	(15,114)	(28)
Income tax expense	—	—	—	—
Net loss	$(68,293)	$(53,179)	$(15,114)	(28)%

____________

n.m. = not meaningful.

Research and Development

Research and development costs were $27.5 million for the year ended December 31, 2020, compared to $40.1 million for the year ended December 31, 2019. The $12.5 million decrease mainly reflected a $8.3 million decrease in testing materials and costs and a $2.8 million decline in personnel cost, with the remainder due to decreases in facilities cost and rentals, depreciation expense, and consulting fees. A breakdown of research and development costs by nature for the years ended December 31, 2020 and 2019 is presented below:

	Year Ended December 31,		Period over period change
(in thousands, except percentages)	2020	2019	($)	(%)
Operating expenses:
Personnel Cost	$14,874	$17,665	$(2,791)	(16)%
Testing materials and costs	8,384	16,718	(8,334)	(50)
Facilities cost and rentals	1,892	2,404	(512)	(21)
Depreciation	1,566	2,172	(606)	(28)
Consulting	828	1,108	(280)	(25)
Total	$27,544	$40,067	$(12,523)	(31)%

The higher research and development costs in 2019 mainly reflected our preparation for anticipated test launches in 2020, which required most of the development work to be completed in 2019. We acquired parts and materials for the development of our test rockets ahead of time to mitigate scheduled testing risks, resulting in spending inefficiencies, including obsolescence of certain materials due to subsequent changes in design. To mitigate these risks going forward, we implemented stricter purchasing policies and focused our spending on critical development at the end of 2019. We also implemented cost-cutting measures in response to the anticipated impact of the COVID-19 pandemic in early 2020, including employee layoffs and temporary furloughs, resulting in lower personnel cost. See– “COVID-19 Impact.” Most of our furloughed employees have since returned to work and we have resumed our hiring, and expect research and development costs to increase in 2021.

General and Administrative

General and administrative expenses were $46.0 million for the year ended December 31, 2020, compared to $12.5 million for the year ended December 31, 2019. The $33.5 million increase was primarily due to $31.9 million in stock-based compensation expense due to higher valuation of the Company’s common stock and grants of share-based compensation awards to executives and employees and $1.7 million increase in legal fees, partially offset by modest decreases in employee perks and third-party consulting fees.

Interest Expense, Net

Interest expense, net was $5.7 million for the year ended December 31, 2020, compared to $0.9 million for the year ended December 31, 2019. The $4.8 million increase was primarily due to a $3.7 million increase in the amortization of debt discounts and a $0.6 million increase in accrued interest associated with the Company’s convertible notes.

Other Income, Net

Other income, net was $10.9 million for the year ended December 31, 2020, compared to $0.3 million for the year ended December 31, 2019. The $10.6 million increase was primarily due to a $8.1 million gain from the mark to market derivative liability related to convertible notes, with the remaining increase due to milestone payments received under contracts with governmental entities which do not qualify for revenue recognition under ASC 606.

Income Tax (Benefit) Expense

We did not incur income tax expense for the years ended December 31, 2020 or 2019.

Comparison of the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,		Period over period change
(in thousands, except percentages)	2021	2020	($)	(%)
Operating expenses:
Research and development	$12,196	$8,311	$3,885	47%
Sales and marketing	64	—	64	n.m.
General and administrative	12,394	3,122	9,272	297
Total operating expenses	(24,654)	(11,433)	(13,221)	(116)
Loss from operations	(24,654)	(11,433)	(13,221)	(116)
Interest expense, net	(535)	(999)	464	46
Other income, net	—	451	(451)	n.m.
Loss on extinguishment of convertible notes	(131,908)	—	(131,908)	n.m.
Loss on extinguishment of convertible notes attributable to related parties	(1,875)	—	(1,875)	n.m.
Loss before taxes	(158,972)	(11,981)	(146,991)	(1,227)
Income tax expense	—	—	—	n.m.
Net loss	$(158,972)	$(11,981)	$(146,991)	(1,227)%

____________

n.m. = not meaningful.

Research and Development

Research and development costs were $12.2 million for the three months March 31, 2021, compared to $8.3 million for the three months ended March 31, 2020. The $3.9 million increase mainly reflected a $3.0 million increase in stock-based compensation expense, and a $1.2 million increase in personnel-related costs and recruiting expenses for personnel in research and development departments, offset by a $0.8 million decrease in testing materials, with the remainder due to changes in employee-related benefits, depreciation, and other expenses.

Sales and Marketing

Sales and Marketing expenses were $0.1 million for the three months ended March 31, 2021. There were no sales and marketing expenses in the three months ended March 31, 2020 as the Company was primarily focused on research and development activities in 2020.

General and Administrative

General and administrative expenses were $12.4 million for the three months ended March 31, 2021, compared to $3.1 million for the three months ended March 31, 2020. The $9.3 million increase was primarily due to a $6.9 million increase in stock-based compensation expense, a $1.2 million increase in third-party consulting and recruitment costs, a $0.7 million increase in employee-related costs, with the remainder due to changes in facilities costs, legal fees and software subscription fees.

Interest Expense, Net

Interest expense, net was $0.5 million for the three months ended March 31, 2021, compared to $1.0 million for the three months ended March 31, 2020. The $0.5 million decrease in interest expense was due to the settlement of convertible notes on January 28, 2021.

Other Income, Net

Other income, net was zero for the three months ended March 31, 2021, compared to $0.5 million for the three months ended March 31, 2020. The change was primarily due to a $0.3 million in income from a gain on the mark to market derivative liability related to convertible notes for the three months ended March 31, 2020.

Loss on Extinguishment of Convertible Notes

Loss on extinguishment of convertible notes of $131.2 million for the three months ended March 31, 2021 was due to the settlement of convertible notes on January 28, 2021. There was no such loss for the three months ended March 31, 2020.

Loss on Extinguishment of Convertible Notes Attributable to Related Parties

Loss on extinguishment of convertible notes attributable to related parties of $1.9 million for the three months ended March 31, 2021 was due to the settlement of convertible notes attributable to related parties on January 28, 2021. There was no such loss for the three months ended March 31, 2020.

Income Tax (Benefit) Expense

We did not incur income tax expense for the three months ended March 31, 2021 or 2020.

Liquidity and Capital Resources

Liquidity

We measure liquidity in terms of our ability to fund the cash requirements of our research and development activities and our current business operations, including our capital expenditure needs, contractual obligations and other commitments. Our current liquidity needs relate mainly to research and development activities, which relate mainly to the ongoing development of our rocket technology, lease obligations and capital expenditures, which mainly include the development of our manufacturing facility.

We had $22.5 million in cash and cash equivalents as of March 31, 2021 (compared to $10.6 million as of December 31, 2020). We also had total debt of $10.3 million as of March 31, 2021 (compared to $71.1 million as of December 31, 2020, of which $59.8 million represented outstanding principal on the Company’s convertible notes). On January 28, 2021, we settled the outstanding convertible notes into convertible preferred shares as part of the Series C financing, from which we also received $30.0 million in cash proceeds. We believe our operating cash flows, together with our cash on hand and the net proceeds from the Business Combination and the related private placement will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus and at least through 2025. On a pro forma basis, assuming the Business Combination closed on that date, our cash and cash equivalents would have amounted to between approximately $232.6 million and $482.6 million at March 31, 2021, depending on the extent of pre-consummation redemptions by Holicity’s shareholders.

While we expect to begin generating positive cash flows from our operating activities in 2024 (based on our anticipated Launch Services offering only), we may need additional cash due to changing business conditions or other developments, including unanticipated regulatory developments and competitive pressures.

On May 20, 2021, Astra entered into a short-term promissory note (the “Bridge Loan”) with Pendrell as the lender, pursuant to which Pendrell agreed to make available to Astra up to $25.0 million in borrowings. Pendrell is the parent of X-icity Holdings Corporation, the sponsor of Holicity. The interest rate on the Bridge Loan borrowings is a fixed rate of 5.00% per annum. However, if repaid in full in connection with the closing of the Business Combination, then no interest shall be due and payable. Astra is required to pay an upfront fee in the amount of 1.00% of the principal amount and an end of term fee in the amount of 2.00% of the principal amount. The funds drawn on the Bridge Loan may be prepaid by Astra at any time. The Bridge Loan matures upon the earliest of (a) the closing of the Business Combination, (b) 60 days following the abandonment of the Business Combination and (c) the date when the commitment amount is otherwise paid in full or accelerated pursuant to the terms of the Bridge Loan. The Bridge Loan allows the Company to request advances and to use the proceeds of such advances for working capital purposes.

Going Concern

As of the date of issuance of the Company’s 2020 audited financial statements, the Company evaluated whether there were any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months. Since inception, the Company has incurred significant operating losses and has an accumulated deficit of approximately $1,309.6 million. The Company expects to continue to incur operating losses for the foreseeable future. The Company has historically funded its operations primarily through the sale of convertible debt and equity securities. If the Business Combination is delayed, the Company determined that it may need to raise additional funds to proceed with the Company’s business plan. If the Business Combination is not completed and the Company is unable to obtain sufficient financial resources, the Company’s financial condition and results of operations could be adversely affected. The Company may be required to delay, limit, reduce or terminate its development activities or future commercialization efforts. If we are unable to generate such additional funding, or if we are unable to do so on favorable terms, we may not be able to meet our liquidity needs and ultimately generate positive cash flows on our anticipated timeline or at all. As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the Company’s 2020 financial statements are issued.

Future Funding Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we are able to develop and commercialize our rockets, satellite components and related services, and we may not be able to do so on our anticipated timetable, if at all. We will continue to require additional capital to develop our products and services and to fund operations for the foreseeable future. We expect our expenses and capital expenditures to continue to increase in connection with our ongoing activities as we continue to advance our products and services, including completing the development of, obtaining FAA launch licenses for and starting commercial launch operations, the completion of our manufacturing facility and the ongoing development of our Satellite Services and Spaceport Services offerings, as discussed elsewhere in this proxy statement/prospectus. In addition, upon the completion of the Business Combination, we expect to incur additional costs associated with operating as a public company. While we believe that the proceeds of the Business Combination (including the related private placement) will be sufficient to meet the cash requirements to commence our commercial launch service offering, complete construction of our manufacturing facility and commence providing our Satellite Services and Spaceport Services offerings, certain of these costs are not reasonably estimable at this time and we may require additional funding.

We may seek to raise capital through private or public equity or debt financings or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be required to delay, scale back or terminate some or all of our research development programs.

Summary Statement of Cash Flows for the Years Ended December 31, 2020 and 2019

The following table sets forth the primary sources and uses of cash and cash equivalents for the periods presented below:

(in thousands)	Year Ended December 31,		Period over Period Change
	2020	2019	$	%
Net cash used in operating activities	$(32,850)	$(47,124)	$14,274	30%
Net cash used in investing activities	(2,186)	(15,254)	13,068	86
Net cash provided by financing activities	35,128	36,905	(1,777)	(5)
Net increase (decrease) in cash and cash equivalents	92	$(25,473)	$25,565	100%

Cash Flows used in Operating Activities

Net cash used in operating activities decreased by $14.3 million, from $47.1 million in 2019 to $32.9 million in 2020. In 2020, the primary factors affecting the Company’s operating cash flows were the Company’s net loss of $68.3 million and a non-cash gain on mark to market derivatives of $8.1 million, offset by non-cash charges including stock-based compensation expense of $32.2 million, depreciation expense of $3.3 million, and amortization of convertible note debt discounts of $4.5 million. Changes in operating working capital items accounted for the remainder of the improvement in the operating cash flows, primarily reflecting the increase in accrued expenses and other current liabilities of $3.6 million.

In 2019, net cash used in operating activities was $47.1 million, which was comprised of the Company’s net loss of $53.2 million, offset by non-cash charges including stock-based compensation expense of $0.8 million, depreciation expense of $2.3 million, amortization of convertible note debt discounts of $0.7 million and changes in operating working capital items primarily due to increases in accounts payable of $1.4 million and other non-current liabilities of $0.8 million.

Cash Flows used in Investing Activities

In 2020, net cash used in investing activities was $2.2 million, which was comprised mainly of purchases of tooling equipment, manufacturing equipment, furniture and fixtures and leasehold improvements.

In 2019, net cash used in investing activities was $15.3 million, and was comprised mainly of purchases of tooling equipment, manufacturing equipment and furniture and fixtures of $6.8 million, leasehold improvements of $7.2 million, and spaceport construction in Kodiak, Alaska of $1.3 million.

Cash Flows from Financing Activities

In 2020, net cash provided by financing activities amounted to $35.1 million and consisted primarily of proceeds from the issuance of convertible notes of $30.3 million, proceeds from the Paycheck Protection Program loan of $4.9 million and proceeds from stock issued under equity plans of $0.9 million, partially offset by net repayments on borrowings of $1.6 million.

In 2019, net cash provided by financing activities amounted to $36.9 million and consisted primarily of proceeds from the issuance of convertible notes of $28.8 million and net borrowings from financial institutions of $8.0 million.

Summary Statement of Cash Flows for the Three Months Ended March 31, 2021 and 2020

The following table sets forth the primary sources and uses of cash and cash equivalents for the periods presented below:

(in thousands)	Three Months Ended 31,		Period over Period Change
	2021	2020	$	%
Net cash used in operating activities	$(13,677)	$(11,178)	$(2,499)	(22)%
Net cash used in investing activities	(3,524)	(1,174)	(2,350)	(200)
Net cash provided by financing activities	29,138	16,977	12,161	72
Net increase in cash and cash equivalents	$11,937	$4,625	$7,312	158%

Cash Flows used in Operating Activities

For the three months ended March 31, 2021, net cash used in operating activities was $13.7 million. The primary factors affecting the Company’s operating cash flows during this period were Astra’s net loss of $159.0 million, offset by non-cash charges including a non-cash loss on extinguishment of convertible notes of $133.8 million, stock-based compensation expense of $10.3 million, depreciation expense of $0.9 million, and amortization of convertible note debt discounts of $0.4 million. Changes in operating working capital items primarily reflect the increase in accrued expenses and other current liabilities of $3.3 million and the decrease in prepaid and other current assets of $3.2 million.

For the three months ended March 31, 2020, net cash used in operating activities was $11.2 million, which was comprised of Astra’s net loss of $12.0 million, offset by non-cash charges including stock-based compensation expense of $0.4 million, depreciation expense of $0.9 million, amortization of convertible note debt discounts of $0.7 million and changes in operating working capital items primarily due to decreases in accounts payable of $0.7 million and prepaid and other current asset of $0.4 million.

Cash Flows used in Investing Activities

For the three months ended March 31, 2021, net cash used in investing activities was $3.5 million, which was comprised mainly of the acquisition of an indefinite-lived intangible trademark asset of $3.2 million.

For the three months ended March 31, 2020, net cash used in investing activities was $1.2 million, which was comprised mainly of purchases of tooling equipment, manufacturing equipment and furniture and fixtures of $0.3 million and leasehold improvements of $0.9 million.

Cash Flows from Financing Activities

For the three months ended March 31, 2021, net cash provided by financing activities amounted to $29.1 million and consisted primarily of proceeds from the issuance of Series C of $30.0 million, offset by repayments on borrowings of $1.0 million.

For the three months ended March 31, 2020, net cash provided by financing activities amounted to $16.9 million and consisted primarily of proceeds from the issuance of convertible notes of $17.9 million, partially offset by repayments on borrowings of $1.0 million.

Commitments and Contractual Obligations

We are a party to operating leases primarily for land and buildings (e.g., office buildings, manufacturing and testing facilities and spaceport) and certain equipment (e.g., copiers) under non-cancelable operating leases. The following table summarizes our lease commitments as of December 31, 2020:

Year Ending December 31	Minimum Lease Commitment
(in thousands)
2021	$712
2022	766
2023	763
2024	762
2025	762
Thereafter	1,708
Total	$5,473

Apart from the aforementioned leases, we do not have any other material contractual obligations, commitments or contingent obligations.

Off-Balance Sheet Arrangements

As of March 31, 2021, Astra has not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. Our critical accounting policies are described below.

Research and Development

We conduct research and development activities to develop existing and future technologies that advance our space platform offerings towards commercialization. Research and development activities include basic research, applied research, concept formulation studies, design, development, and related test program activities. Costs incurred for developing our spaceflight system and flight profiles primarily include equipment, material, and labor hours used for development and testing. Costs incurred for performing ground tests and test flights primarily include rocket or spacecraft components, propellants and other consumables, shipping and transport costs, shipping and transport costs, and payroll and benefits for employees and ground crew. Research and development costs also include rent, maintenance, and depreciation of facilities and equipment and other allocated overhead expenses. We expense all research and development costs as incurred.

Stock-Based Compensation

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. Cost is recognized on a straight-line basis over the service period, which is generally the vesting period of the award. We reverse previously recognized costs for unvested options in the period that forfeitures occur. We determine the fair value of stock options using an option pricing model, which is impacted by the following assumptions:

•        Expected Term — We use the midpoint between the vesting term and the original contractual term (contractual period to exercise). If the option contains graded vesting, then the vesting term is based on the vesting pattern.

•        Expected Volatility — As our shares are not actively traded, the volatility is based on a benchmark of comparable companies.

•        Expected Dividend Yield — The dividend rate used is zero as we have never paid any cash dividends on common stock and do not anticipate doing so in the foreseeable future.

•        Risk-Free Interest Rate — The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and net operating loss and tax credit carryforwards. We may be unable to utilize our net operating losses in the event that a change in control is determined to have occurred. Deferred tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We recognize uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. Changes in recognition or measurement are reflected in the period in which judgment occurs. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of the provision for income taxes. To date, there have been no interest or penalties recorded in relation to unrecognized tax benefits.

Derivative Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. We evaluate our debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in our financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued as of each reporting date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense), net in the Statements of Operations. In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date. When a derivative instrument is sold, terminated, exercised or expires, the gain or loss is recorded in the Statement of Operations.

Revenue Recognition

Astra adopted the requirements of the new revenue recognition standard, known as ASC 606, effective January 1, 2020, utilizing the modified retrospective method. Revenue for Launch Services is recognized at a point in time when the Company has delivered the promised services to customers.

At contract inception, an assessment of the goods and services promised in the contracts with customers is expected to be performed and a performance obligation is identified for each distinct promise to transfer to the customer a good or service (or bundle of goods or services). To identify the performance obligations, the Company considers all the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

The transaction price will be defined as the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, which is a fixed price stated in the contract. When a contract involves multiple launches, the Company accounts for each launch as a separate performance obligation, because the customer can benefit from each launch on its own or with other readily available resources and the launch is separately identifiable. The transaction price is allocated to each performance obligation on an estimated relative standalone selling price basis. The Company’s process to estimate standalone selling prices involves management’s judgment and considers multiple factors such as prices charged for similar goods and services and the Company’s ongoing pricing strategy and policies.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Holicity is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, we expect to remain an emerging growth company at least through the end of 2021 and will have the benefit of the extended transition period. This may make it difficult to compare our financial results with the financial results of other public companies that are either not emerging growth companies or emerging growth companies that have chosen not to take advantage of the extended transition period.

Recent Accounting Pronouncements

See Note 3 to our financial statements included elsewhere in this prospectus for more information about recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, including the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition and our results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We have not, to date, been exposed to material market risks given our early stage of operations. Upon commencing commercial operations, we expect to be exposed to foreign currency exchange rate and commodity price risks, particularly related to rocket propellants, helium, and aluminum, among others, and potentially other market risks, including those related to interest rates or valuation of financial instruments, among others.

OWNERSHIP SUMMARY

The following table sets forth the ownership summary of New Astra on a pro forma basis as of December 31, 2020, after giving effect to the Business Combination and assuming (i) that no shares of Class A common stock are redeemed and (ii) that 25,000,000 shares of Holicity Class A common stock, the maximum number of shares, are redeemed.

Please refer to the historical financial statements of Holicity and Astra as well as the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

	Assuming No Redemption	%	Assuming Maximum Redemption(1)%
Astra stockholders(2)	203,000,000	77.9%	203,000,000	86.2%
Public stockholders	30,000,000	11.5%	5,000,000	2.1%
PIPE investors	20,000,000	7.7%	20,000,000	8.5%
Initial stockholders	7,500,000	2.9%	7,500,000	3.2%
	260,500,000	100%	235,500,000	100%

____________

(1)      Assumes that holders of 25,000,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $250.0 million held in trust as of December 31, 2020 and a redemption price of $10.00 per share).

(2)      Includes both the shares of New Astra Class A common stock and New Astra Class B common stock to be issued and outstanding, as well as the shares issued pursuant to Astra’s Series C Financing, as well as shares of New Astra Class A common stock and New Astra Class B common stock issued or issuable upon exercise of options or warrants outstanding on February 2, 2021.

The share numbers and ownership percentages set forth above do not take into account (a) public warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020), or (b) the issuance of any shares upon completion of the Business Combination under the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex F, or the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex G. If the actual facts are different than the assumptions set forth above, the share numbers and ownership percentages set forth above will be different.

INDEBTEDNESS

Credit Agreement

In March 2017, Astra entered into a Loan and Security Agreement with Silicon Valley Bank, (“SVB”), which was most recently amended in December 2018 (the “Credit Agreement”). The Credit Agreement provides a line of credit of up to $3,000,000 (the “Term Loan”), which is provided in advances of at least $500,000 (each a “Term Loan Advance” and collectively the “Term Loan Advances”). Additionally, the Credit Agreement provides a committed equipment line of credit of up to $7,000,000 (the “Committed Equipment Line”) spread out across up to six advances (each an “Equipment Advance” and collectively the “Equipment Advances”), which may only be used to finance equipment related to the build out of rockets purchased on or after ninety days before the date of each Equipment Advance.

Each Term Loan Advance accrues interest, which interest shall be payable monthly, on the outstanding principal balance at a floating per annum rate equal to the greater of (i) 5.25%, or (ii) 1.50% above the prime rate published in the money rates section of The Wall Street Journal (the “Prime Rate”). Each Equipment Advance accrues interest, which interest shall be payable monthly, on the outstanding principal balance at a floating per annum rate equal to the greater of (i) 5.25%, or (ii) 1.00% above the Prime Rate.

For each Term Loan Advance, monthly payments of interest only were required to be made commencing on the first day of the month following the month in which the funding occurs with respect to such Term Loan Advance, and continuing thereafter on the first day of each successive calendar month, through April 30, 2020. Commencing May 1, 2020, and continuing thereafter on the first day of each successive calendar month through its maturity date, Astra is required to make 30 monthly payments of equal principal, plus accrued interest, which would fully amortize such Term Loan Advance. For each Equipment Advance, commencing on the first day of the month following the month in which the funding date occurs with respect to each Equipment Advance and continuing thereafter on the first day of each successive calendar month through its maturity date, Astra is required to make 30 monthly payments of equal principal, plus accrued interest, which would fully amortize such Equipment Advance. The maturity date for each Term Loan Advance is the 30th payment date, not to be later than April 1, 2023. The maturity date for each Equipment Advance is the 30th payment date, not to be later than June 1, 2022.

Borrowings under the Credit Agreement are secured by a security interest in all goods, equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, accounts, documents, instruments, chattel paper, cash, deposit accounts, fixtures, letters of credit rights, securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located.

Pursuant to the Credit Agreement, Astra is required to maintain its primary banking relationship with SVB and all of its operating and other deposit accounts and securities accounts with SVB or SVB’s affiliates. Astra is also subject to certain affirmative and negative covenants until maturity, including limitations on Astra’s ability to incur additional debt and to pay dividends. Obligations under the Credit Agreement are subject to acceleration upon the occurrence of specified events of default, including failure to comply with covenants.

Paycheck Protection Program Loan

On April 20, 2020, Astra entered into a Promissory Note (the “PPP Note”) with SVB as the lender, pursuant to which SVB agreed to make a loan to Astra under the Paycheck Protection Program offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $4,850,000 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The PPP Note proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and mortgage interest payments. The PPP Note is subject to forgiveness to the extent proceeds are used for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest expenses (collectively, “Qualifying Expenses”), pursuant to the terms and limitations of the PPP Note. Astra used the PPP Note amount for Qualifying Expenses. However, no assurance is provided that Astra will obtain forgiveness of the PPP Note in whole or in part.

The interest rate on the PPP Note is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Note, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning six months from April 2020. The PPP Note matures in two years.

The PPP Note includes events of default. Upon the occurrence of an event of default, SVB will have the right to exercise remedies against Astra, including the right to require immediate payment of all amounts due under the PPP Note.

Convertible Promissory Notes

June 2019 and October 2019 Convertible Promissory Notes

On and after June 10, 2019, Astra issued subordinated convertible promissory notes (the “June Notes”) to certain investors in an aggregate principal amount of approximately $14.8 million. Interest accrues on the outstanding amount of the June Notes at the applicable federal rate of 2.37% or 2.13% per annum, compounded annually and computed on the basis of the 360-day year of twelve 30-day months. The June Notes may not be prepaid without the prior written consent of the holders of a majority of the then-outstanding principal amount.

On and after October 1, 2019 and through December 31, 2020, Astra issued subordinated convertible promissory notes (the “October Notes”) to certain investors in an aggregate principal amount of $45.0 million. Interest accrues on the outstanding amount of the October Notes at rates equal to the applicable federal rate of 1.69%, 1.59% or 1.85% per annum, compounded annually and computed on the basis of the 360-day year of twelve 30-day months. The October Notes may only be prepaid with the consent of the holders of each of the October Notes.

At the closing of Astra’s Series C Financing on January 28, 2021, the June Notes and the October Notes were terminated and a total of $61.0 million of principal and interest remaining thereon converted into 38,323,292 shares of Astra preferred stock.

Bridge Loan

On May 20, 2021, Astra entered into a Promissory Note (the “Bridge Loan”) with Pendrell as the lender, pursuant to which Pendrell agreed to make a loan to Astra in a principal amount of $25,000,000. The interest rate on the Bridge Loan is a fixed rate of 5.00% per annum However, if the Bridge Loan is repaid in full on or before August 1, 2021, then no interest shall be due and payable. Astra is required to pay an upfront fee in the amount of 1.00% of the principal amount and an end of term fee in the amount of 2.00% of the principal amount. The Bridge Loan may be prepaid by Astra at any time. The Bridge Loan matures upon the earliest of (a) the closing of the Business Combination, (b) 60 days following the abandonment of the Business Combination and (c) the date when the commitment amount is otherwise paid in full or accelerated pursuant to the terms of the Bridge Loan.

DESCRIPTION OF NEW ASTRA SECURITIES

As a result of the Business Combination, Holicity Stockholders who receive shares of New Astra Class A common stock in the transactions will become New Astra stockholders. Your rights as New Astra stockholders will be governed by Delaware law and the Proposed Charter and bylaws. The following description of the material terms of New Astra’s securities reflects the anticipated state of affairs upon completion of the Business Combination.

In connection with the reorganization as part of the Business Combination, Holicity will amend and restate its charter and bylaws. The following summary of the material terms of New Astra’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and post-Business Combination bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the post-Business Combination bylaws in their entirety for a complete description of the rights and preferences of New Astra securities following the Business Combination.

Authorized and Outstanding Capital Stock

The Proposed Charter authorizes the issuance of 466,000,000 shares, of which 400,000,000 shares will be shares of New Astra Class A common stock, par value $0.0001 per share, 65,000,000 shares will be shares of New Astra Class B common stock, par value $0.0001 per share, and 1,000,000 shares will be shares of New Astra preferred stock, par value $0.0001 per share.

As of April 26, 2021, the record date, Holicity had approximately 30,000,000 shares of Holicity Class A common stock, 7,500,000 shares of Holicity Class B common stock outstanding. Holicity also has issued 15,333,309 warrants consisting of 9,999,976 public warrants and 5,333,333 Private Placement Warrants. After giving effect to the Business Combination, New Astra will have 204,219,872 shares of Class A common stock outstanding (assuming no redemptions) and 56,280,128 shares of Class B common stock outstanding (assuming no redemptions).

New Astra Common Stock

New Astra Class A Common Stock

Voting Rights

Holders of New Astra Class A common stock will be entitled to cast one vote per New Astra Class A share. Generally, holders of all classes of New Astra common stock vote together as a single class, and an action is approved by New Astra stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast in contested elections. Holders of New Astra Class A common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of New Astra Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the New Astra Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Astra Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of New Astra, each holder of New Astra Class A common stock will be entitled, pro rata on a per share basis, to all assets of New Astra of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Astra then outstanding.

Other Matters

Holders of shares of New Astra Class A common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New Astra Class A common stock will be validly issued, fully paid and non-assessable.

New Astra B Common Stock

Voting Rights

Holders of New Astra Class B common stock will be entitled to cast 10 votes per New Astra Class B share. Generally, holders of all classes of New Astra common stock vote together as a single class, and an action is approved by New Astra stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast in contested elections. Holders of New Astra Class B common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of New Astra Class B common stock will share ratably (based on the number of shares of Class B common stock held) if and when any dividend is declared by the New Astra Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Astra Class B common stock with respect to the payment of dividends.

Optional Conversion Rights

Holders of New Astra Class B common stock will have the right to convert shares of their New Astra Class B common stock into fully paid and non-assessable shares of New Astra Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to New Astra.

Mandatory Conversion Rights

Holders of New Astra Class B common stock shall have their New Astra Class B common stock automatically converted into New Astra Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:

(1)    Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any New Astra Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of New Astra Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer.

(2)    Upon the first date on which the Astra Founders, together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of New Astra Class B common stock held by the Astra Founders on the Closing Date (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the New Astra Class B common stock) collectively held by the Astra Founders and their permitted transferees.

(3)    Upon the date specified by the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Astra Class B common stock, voting as a separate class.

Liquidation Rights

On the liquidation, dissolution, distribution of assets or winding up of New Astra, each holder of New Astra Class B common stock will be entitled, pro rata on a per share basis, to all assets of New Astra of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Astra then outstanding.

New Astra Preferred Stock

The Proposed Charter provides that the New Astra Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New Astra’s assets, which rights may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.

At the Effective Time, by virtue of the merger of Merger Sub with and into Astra, each share of Astra Class A common stock and Astra Series A Preferred Stock, Astra Series B Preferred Stock and Astra Series C Preferred Stock shall be converted into the right to receive the applicable Per Share Merger Consideration and, as a result, there will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.

The purpose of authorizing the New Astra Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of New Astra outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New Astra Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the dividend or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Astra Class A common stock.

Unvested Stock Options

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

As of December 31, 2020, Astra had unvested outstanding options to purchase 10,254,894 shares of its common stock, with a weighted average exercise price of $0.33 per share.

Warrants

Astra Warrants

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

As of December 31, 2020, 722,586 Astra warrants to purchase shares of Astra common stock were outstanding.

Public Stockholders’ Warrants

There are currently outstanding an aggregate of 15,333,309 warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Astra Class A common stock. Each whole warrant will entitle the registered holder to purchase one share of New Astra Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning the later of 30 days after the Closing and 12 months from the closing of the Initial Public Offering, which occurred on August 7, 2020. A holder may exercise its warrants only for a whole number of shares of New Astra Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless holder has at least three units, such holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of New Astra warrants when the price per share of New Astra Class A common stock equals or exceeds $18.00

Once the New Astra warrants become exercisable, New Astra may call the warrants for redemption (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•        if, and only if, the closing price of the New Astra common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders.

New Astra will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Astra Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New Astra Class A common stock is available throughout the 30-day redemption period. If and when the New Astra warrants become redeemable by New Astra, New Astra may exercise its redemption right even if New Astra is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

New Astra has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Astra issues a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Astra Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of New Astra warrants when the price per share of Class A common stock equals or exceeds $10.00

Once the New Astra warrants become exercisable, New Astra may call the New Astra warrants for redemption:

•        in whole and not in part;

•        at $0.10 per New Astra warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their New Astra warrants on a cashless basis prior to redemption and receive that number of shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of our New Astra Class A common stock except as otherwise described below;

•        if, and only if, the closing price of New Astra Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which New Astra sends the notice of redemption to the warrant holders; and

•        if the closing price of the New Astra Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Astra sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

New Astra will not redeem the New Astra warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the New Astra warrants is then effective and a current prospectus relating to those shares of New Astra Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by New Astra, New Astra may exercise its redemption right even if New Astra are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption procedures and cashless exercise

If New Astra calls the warrants for redemption as described above, New Astra’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New Astra’s management will consider, among other factors, New Astra’s cash position, the number of warrants that are outstanding and the dilutive effect on New Astra’s stockholders of issuing the maximum number of shares of New Astra Class A common stock issuable upon the exercise of its warrants. If New Astra management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Astra Class A common stock equal to the quotient obtained by dividing (x) the product of the number of New Astra Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of the New Astra Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the New Astra Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the New Astra management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Astra Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. New Astra believes this feature is an attractive option to New Astra if New Astra does not need the cash from the exercise of the warrants after New Astra’s initial business combination. If New Astra calls the New Astra warrants for redemption and New Astra’s management does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify New Astra in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New Astra Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New Astra Class A common stock is increased by a share capitalization payable in shares of New Astra Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of New Astra Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase New Astra Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of New Astra Class A common stock equal to the product of (i) the number of shares of New Astra Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Astra Class A common stock) and (ii) the quotient of (x) the price per share of New Astra Class A common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of New Astra Class A common stock, in determining the price payable for New Astra Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of New Astra Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the New Astra Class A common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Astra, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of New Astra Class A common stock on account of such New Astra Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, or (d) in connection with the redemption of New Astra’s public shares upon New Astra’s failure to complete the New Astra initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Astra Class A common stock in respect of such event.

If the number of outstanding shares of New Astra Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of New Astra Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Astra Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of New Astra Class A common stock.

Whenever the number of shares of New Astra Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Astra Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Astra Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding New Astra Class A common stock (other than those described above or that solely affects the par value of such New Astra Class A common stock), or in the case of any merger or consolidation of New Astra with or into another corporation (other than a consolidation or merger in which New Astra is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding New Astra Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Astra as an entirety or substantially as an entirety in connection with which New Astra is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the New Astra Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Astra Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Astra Class A common stock in such a transaction is payable in the form of New Astra Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the warrant value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New Astra. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Astra, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive New Astra Class A common stock. After the issuance of New Astra Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Astra will, upon exercise, round down to the nearest whole number the number of shares of New Astra Class A common stock to be issued to the warrant holder.

Private Placement Warrants

The Private Placement Warrants (including the New Astra Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by New Astra (except as described above under “— Redemption of New Astra Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $10.00”) so long as they are held by the Initial Stockholders or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to the New Astra warrants. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by New Astra in all redemption scenarios and exercisable by the holders on the same basis as the New Astra Warrants.

Exclusive Forum

The Proposed Charter provides that, to the fullest extent permitted by law, unless New Astra otherwise consents in writing, the Court of Chancery (the “Court of Chancery”) of the State of Delaware shall, to the fullest extent permitted by law, by the sole and exclusive forum for any action brought (i) any derivative action or proceeding brought on behalf of New Astra, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Astra to New Astra or New Astra’s stockholders, (iii) any action asserting a claim against the

New Astra, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the bylaws, or (iv) any action asserting a claim against New Astra, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the forum selection provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction

Anti-Takeover Effects of Provisions of the Proposed Charter, the New Astra Bylaws and Applicable Law

Certain provisions of the Proposed Charter, New Astra Bylaws, and laws of the State of Delaware, where New Astra is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the New Astra Class A common stock and the New Astra Class B common stock. New Astra believes that the benefits of increased protection give New Astra the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New Astra and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Astra Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Astra by means of a proxy contest, tender offer, merger, or otherwise.

Dual Class Stock

As described above, the Proposed Charter provides for a dual class common stock structure which provides the Astra Founders with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding New Astra Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of New Astra or its assets.

Number of Directors

The Proposed Charter and the New Astra Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time pursuant to a resolution adopted by the New Astra Board; providing, however, that unless approved by (i) if before the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the holders of a majority in voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting or by written consent, or (ii) if after the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, by the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the number of directors may not exceed seven. The initial number of directors will be set at seven.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The New Astra Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New Astra Board or a committee of the New Astra Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Astra with certain information. Generally, to be timely, a stockholder’s notice must be received at New Astra’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The New Astra Bylaws also specify requirements as to the form and content of a stockholder’s notice. The New Astra Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Astra.

Limitations on Stockholder Action by Written Consent

The Proposed Charter provides that, subject to the terms of any series of New Astra Preferred Stock, any action required or permitted to be taken by the stockholders of New Astra must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Amendment of the Proposed Charter and New Astra Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Proposed Charter provides that it may be amended by New Astra in the manners provided therein or prescribed by statute. The Proposed Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of New Astra entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision of the Charter providing for the capital stock of New Astra, amendment of the charter, amendment of the bylaws, board of directors, election of directors, limitation of director liability, indemnification and special meetings of the stockholders.

If any of the New Astra Class B common stock shares are outstanding, New Astra will not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of New Astra Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of the Proposed Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of New Astra Class B common stock or other rights, powers, preferences, or privileges of the shares of New Astra Class B common stock, (2) to provide for each share of New Astra Class A common stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of New Astra Class A common stock other than as provided in the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact or affect the rights, powers, preferences, or privileges of the shares of New Astra Class B common stock.

If any of the New Astra Class A common stock shares are outstanding, New Astra will not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of New Astra Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of the Proposed Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of New Astra Class A common stock or other rights, powers, preferences, or privileges of the shares of New Astra Class A common stock or (2) to provide for each share of New Astra Class B common stock to have more than 10 votes per share or any rights to a separate class vote of the holders of shares of New Astra Class B common stock other than as provided in the Proposed Charter or required by the DGCL.

The Proposed Charter also provides that the New Astra Board shall have the power to adopt, amend, alter, or repeal the New Astra Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the New Astra Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of New Astra are prohibited from adopting, amending, altering, or repealing the New Astra Bylaws, or to adopt any provision inconsistent with the New Astra Bylaws, unless such action is approved, in addition to any other vote required by the Proposed Charter, by the Requisite Stockholder Consent.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1)    prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)    at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Astra’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Since New Astra has not opted out of Section 203 of the DGCL, it will apply to New Astra. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Astra for a three-year period. This provision may encourage companies interested in acquiring New Astra to negotiate in advance with the New Astra Board because the stockholder approval requirement would be avoided if the New Astra Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New Astra Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New Astra’s Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of New Astra or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The New Astra Bylaws provide that New Astra must indemnify and advance expenses to New Astra’s directors and officers to the fullest extent authorized by the DGCL. New Astra also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Astra directors, officers, and certain employees for some liabilities. New Astra believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Proposed Charter and New Astra Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Astra and its stockholders. In addition, your investment may be adversely affected to the extent New Astra pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of New Astra’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Proposed Charter provide for the renouncement by New Astra of any interest or expectancy of New Astra in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of New Astra who is not an employee or office of New Astra or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of New Astra expressly and solely in that director’s capacity as a director of New Astra.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Astra’s stockholders will have appraisal rights in connection with a merger or consolidation of New Astra. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Astra’s stockholders may bring an action in New Astra’s name to procure a judgment in New Astra’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Astra’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent for New Astra capital stock will be Continental Stock Transfer & Trust Company.

Listing of Common Stock

Application will be made for the shares of New Astra Class A common stock and public warrants to be approved for listing on Nasdaq under the symbols “ASTR” and “ASTR WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A common stock or warrants of New Astra for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Astra at the time of, or at any time during the three months preceding, a sale and (ii) New Astra is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Class A common stock or warrants of New Astra for at least six months but who are affiliates of New Astra at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of New Astra Class A common stock then outstanding; or

•        the average weekly reported trading volume of New Astra’s Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Astra under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Astra.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, Holicity’s Initial Stockholders will be able to sell their Founder Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after Holicity has completed its initial business combination. Following such time that such shares and warrants are registered with the SEC, Holicity’s Initial Stockholders will be able to sell such shares and warrants upon the earlier of (i) one year after the Business Combination and (ii) the date that the closing price of New Astra Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination.

Following the Closing, New Astra will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

General

Holicity is incorporated under the laws of the State of Delaware and the rights of Holicity Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and Holicity’s bylaws. As a result of the Business Combination, Holicity Stockholders who receive shares of New Astra Class A common stock will become New Astra stockholders. New Astra is incorporated under the laws of the State of Delaware and the rights of New Astra stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and New Astra’s bylaws. Thus, following the Business Combination, the rights of Holicity Stockholders who become New Astra stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and Holicity’s bylaws and instead will be governed by the Proposed Charter and New Astra’s bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Holicity Stockholders under the Current Charter and Holicity’s bylaws (left column), and the rights of New Astra’s stockholders under forms of the Proposed Charter and bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Holicity’s Charter and Holicity’s bylaws, and forms of the Proposed Charter and bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

Holicity	New Astra
Authorized Capital Stock

Holicity is currently authorized to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.

New Astra will be authorized to issue 466,000,000 shares of capital stock, consisting of (i) 400,000,000 shares of New Astra Class A common stock, par value $0.0001 per share, (ii) 65,000,000 shares of New Astra Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Upon consummation of the Business Combination, we expect there will be 204,219,872 shares of New Astra Class A common stock and 56,280,128 shares of New Astra Class B common stock (in each case, assuming no redemptions) outstanding. Following consummation of the Business Combination, New Astra is not expected to have any preferred stock outstanding.

Rights of Preferred Stock

Holicity’s Board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the Holicity Board providing for the issuance of such series.

The New Astra Board may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Astra Board providing for the issuance of such class or series.

Number and Qualification of Directors

The number of directors of Holicity, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by Holicity’s Board of directors pursuant to a resolution adopted by a majority of Holicity’s Board.

Subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by the New Astra Board; provided the initial the number of directors shall be seven and, provided further, such number of directors may be modified by the affirmative vote of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra from and after the Voting Threshold Date.

Holicity	New Astra

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Classification of the Board of Directors
Subject to the rights of the holders of one or more series of preferred stock of Holicity to elect one or more directors, the Current Charter does not provide for a classified board of directors.

Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. The Proposed Charter provides for a classified board of directors into three classes. Class I directors’ terms shall expire at New Astra’s first annual meeting of stockholders following the effective date, the initial term of office of the Class II director’s term shall expire at the New Astra’s second annual meeting of stockholders following the effective date and the initial term of office of the Class III directors’ terms shall expire at the New Astra’s third annual meeting of stockholders following the effective date. At each annual meeting of stockholders thereafter, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders following their election.

Election of Directors

At Holicity’s annual meeting, stockholders elect directors each of whom shall hold office for a term of two years until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

Subject to the rights of the holders of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The stockholders shall elect directors each of whom shall hold office for a term of three years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

At stockholder meetings for the election of a director, the vote required for election of such director shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee.

In a contested election, the director shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and stockholders will not be permitted to vote against a nominee. An election is considered contested if, as of the tenth (10th) day preceding the date that New Astra first mails its notice of meeting for such meeting to the stockholders of New Astra, there are more nominees for election than directorships to be filled by election at the meeting.

Removal of Directors

Subject to the rights of the holders of any series of preferred stock, any director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of Holicity entitled to vote generally in the election of directors, voting together as a single class.

Subject to the rights of the holders of any series of preferred stock (as set forth in a New Astra Preferred Stock designation adopted in compliance with the Charter), no director may be removed from the Board except for cause and only with and immediately upon the approval of the holders of a majority in voting power of the shares of capital stock (prior to the Voting Threshold Date) or the holders of 2/3rds of the voting power of the shares of capital stock (after the Voting Threshold Date).

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Holicity	New Astra
Voting

Except as otherwise required by law or the Current Charter, holders of the Holicity Class A common stock and the Holicity Class B common stock exclusively possess all voting power with respect to Holicity. Except as otherwise required by law or the Current Charter, the holders of Holicity Shares shall be entitled to one vote for each such share on each matter properly submitted to Holicity’s stockholders on which the holders of Holicity Shares are entitled to vote.

Except as otherwise required by law or the Current Charter, for so long as any shares of Holicity Class B common stock remain outstanding, Holicity may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Holicity Class B common stock, voting separately as a single class, amend, alter or repeal any provision of the Current Charter, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Holicity Class B common stock.

Holders of New Astra Class A common stock will be entitled to cast one vote per Class A share, while holders of New Astra Class B common stock will be entitled to cast 10 votes per share of New Astra Class B common stock. Except as otherwise required by law or the Proposed Charter, holders of all classes of New Astra common stock vote together as a single class, while directors are elected by a plurality of the votes cast in contested elections.

Except as otherwise required by applicable law, holders of New Astra Class A common stock and New Astra Class B common stock will not be entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding series of New Astra preferred stock if the holders of such affected series of New Astra preferred stock are exclusively entitled to vote thereon pursuant to the Proposed Charter or applicable law.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.
Vacancies on the Board of Directors

Subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the board resulting from death, resignation, retirement, disqualification, removal or other cause are filled exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director.

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified.

Any newly created directorship on the New Astra Board that results from an increase in the number of directors and any vacancy occurring in the New Astra Board may be filled by (i) prior to the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would be entitled to vote in the election of directors at an annual meeting of stockholders, solely by the stockholders of New Astra with the majority in voting power of the shares of capital stock of the Corporation that would be entitled to vote in the election of directors at an annual meeting of stockholders unless any such vacancy or newly created directorships remain unfilled for at least sixty (60) days, in which case such vacancy or newly created directorships may also be filled by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum or by a sole remaining director; or (ii) on or after the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would be entitled to vote in the election of directors at an annual meeting of stockholders, solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum or by a sole remaining director, provided, however, prior to the Voting Threshold Date, any vacancy may be filled by the holders of a majority in voting power of the shares of capital stock of New Astra that would be then entitled to vote in the election of directors at an annual meeting of stockholders.

Holicity	New Astra
Special Meeting of the Board of Directors
Special meetings of the Holicity Board may be called by the Chairman of the Board or President or upon the written request of at least a majority of directors then in office or the sole director.

Special meetings of the New Astra Board may be called by the Chairperson of the Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office, or by one director in the event there is only a single director in office.

Stockholder Action by Written Consent

Under the Current Charter, any action required or permitted to be taken by the stockholders of Holicity must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to the Holicity Class B common stock with respect to which action may be taken by written consent, and other than what may otherwise be provided for pursuant to the Current Charter relating to the rights of the holders of any outstanding series of preferred stock of Holicity.

Subject to the terms of any series of preferred stock, any action required or permitted to be taken by the stockholders of New Astra must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided however, prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of New Astra stockholders, may be taken by written consent if written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would be entitled to vote in the election of directors at an annual meeting of stockholders.

Amendment to Certificate of Incorporation

Under Delaware law, an amendment to a charter generally requires the approval of the Holicity Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Article IX of the Current Charter relating to business combination requirements may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding Holicity Shares.

Under the Proposed Charter, so long as any shares of New Astra Class B common stock remain outstanding, the New Astra shall not, without the prior affirmative vote of the holders of two-thirds (2/3rd) of the outstanding shares of New Astra.

Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Astra Class B common stock, (2) to provide for each share of New Astra Class A Common Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Astra Class A Common Stock other than as provided by the Proposed Charter or required by the DGCL or (3) otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Astra Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Astra Class A common stock.

Holicity	New Astra
Amendment of the Bylaws

The Holicity Board is expressly authorized to make, alter, amend or repeal the amended and restated bylaws. The bylaws may also be adopted, amended, altered or repealed by the Holicity Stockholders representing a majority of the voting power of all of the then-outstanding shares of capital stock of Holicity entitled to vote generally in the election of directors.

The New Astra Board is expressly authorized to make, alter, amend or repeal the bylaws by the affirmative vote of a majority of the directors, provided that the changes are not in any manner inconsistent with the laws of the State of Delaware or the Charter.

New Astra stockholders may not amend any provision of the bylaws unless such action is approved by the holders of a majority in voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting or if after the Voting Threshold Date, by the holders of 2/3rds of the voting power of the shares of capital stock of New Astra.

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Quorum

Board of Directors. A majority of the Holicity Board constitutes a quorum at any meeting of the Holicity Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum; expect that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.

Board of Directors. The greater of (i) a majority of directors at any time in office and (ii) one-third of the number of directors established by the New Astra Board in Section 2.2 of the New Astra Bylaws pertaining to the number of directors constituting the New Astra Board, shall constitute a quorum of the New Astra Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of issued and outstanding capital stock of New Astra representing a majority of the voting power of all issued and outstanding shares of capital stock of New Astra entitled to vote at such meeting constitutes a quorum; provided, however, that where a separate vote by a class or classes of capital stock is required, the holders of a majority in voting power of the shares of such class and entitled to vote on such matter, present in person (which would include presence at the virtual Special Meeting) or represented by proxy, shall constitute a quorum.

Interested Directors

To the extent permitted by law, Holicity renounces any expectancy that any of the Holicity directors or officers will offer any corporate opportunity in which he or she may become aware to Holicity, except with respect to any of the directors or officers of Holicity with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Holicity and (i) such opportunity is one that Holicity is legally and contractually permitted to undertake and would otherwise be reasonable for Holicity to pursue and (ii) the director or officer is permitted to refer that opportunity to Holicity without violating any legal obligation.

New Astra renounces any interest or expectancy of New Astra in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by any director of New Astra who is not an employee or officer of New Astra or any of its subsidiaries, unless such matter, transaction or interest is presented to, or acquired, created or developed by, such person expressly and solely in such person’s capacity as a director of the Corporation.

Holicity	New Astra
Special Stockholder Meetings

The Holicity bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board, Chief Executive Officer of Holicity, or the Holicity Board pursuant to a resolution adopted by a majority of the Holicity board.

Special meetings of the New Astra stockholders may be called at any time by the New Astra Board, the Chairperson of the New Astra Board or the Chief Executive Officer of New Astra; provided that until such time as no New Astra Class B common stock is outstanding, special meetings of stockholder may be called for any purpose or purposes by, if prior to the Voting Threshold Date, the holders of a majority in voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting or if after the Voting Threshold Date, by the holders of 2/3rds of the voting power of the shares of capital stock of New Astra.

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Notice of Stockholder Meetings

Written notice stating the place, if any, date and hour of each meeting of Holicity’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law.

Whenever notice is required to be given to any Holicity Stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

Except as otherwise provided by law or the Proposed Charter or New Astra bylaws, notice of each meeting of the New Astra stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the New Astra stockholders entitled to notice of the meeting.

Without limiting the manner by which notice otherwise may be given to New Astra stockholders, any notice to New Astra stockholders given by New Astra shall be effective if given by electronic transmission in accordance with the DGCL. The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person (which would include presence at the virtual Special Meeting) and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

Holicity	New Astra
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

No business may be transacted at an annual meeting of Holicity Stockholders, other than business that is either (i) specified in Holicity’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the Holicity Board or (iii) otherwise properly brought before the annual meeting by any Holicity Stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Holicity bylaws.

The Holicity Stockholder must (i) give timely notice thereof in proper written form to the Secretary of Holicity, and (ii) the business must be a proper matter for stockholder action. To be timely, a Holicity Stockholder’s notice must be received by the Secretary at the principal executive offices of Holicity not later than the close of business on the ninetieth (90th) day nor earlier than the opening of business on the one-hundred twentieth (120th) day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the 90th day before the meeting or the 10th day following public announcement of the date of the annual meeting, if later. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Holicity bylaws.

No business may be conducted at an annual meeting of New Astra stockholders, other than business that is either (i) specified in New Astra notice of meeting delivered pursuant to the bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the board (or a committee thereof) or (iii) otherwise properly brought before the annual meeting by any stockholder of New Astra who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Astra.

The New Astra stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Astra and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received at the principal executive offices of New Astra not less than ninety (90) or more than one-hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided however if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, the notice must be delivered not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of such meeting was first made. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Astra bylaws.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Holicity Board may be made by any stockholder of Holicity who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.

To give timely notice, a stockholder’s notice must be given to the Secretary of Holicity at the principal executive offices of Holicity either (i) in the case of an annual meeting, not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day before the anniversary date of the immediately preceding annual meeting of stockholders (in most cases) and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of the special meeting is first made.

Nominations of persons for election to the New Astra’s Board may be made by any stockholder of New Astra who provides a timely notice (i.e. provides notice which must be received in writing by the secretary of New Astra at New Astra’s principal executive officers either (i) in the case of an election of directors at an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (in most cases) or (ii) in the case of an election of directors at a special meeting, not earlier than one hundred twentieth (120) day prior to such special meeting and not later than the close of business on the later of (a) the ninetieth (90) day prior to such special meeting and (b) the tenth (10) day following the day on which public disclosure of the date of such special meeting for the election of directors is first made), is a stockholder of record on the date of giving such notices and on the record date for the determination of stockholders entitled to vote at such a meeting, and is entitled to vote at such meeting and on such election.

Holicity	New Astra
Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Current Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director violated his or her duty of loyalty to the Holicity or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Proposed Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director breached his or her duty of loyalty to New Astra or its stockholders, performed acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, pursuant to Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Current Charter provides that Holicity will indemnify each director and officer to the fullest extent permitted by applicable law.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Proposed Charter provides that New Astra will indemnify each director and officer to the fullest extent permitted by applicable law.

Dividends

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

The Current Charter provides that, subject to applicable law and the rights, if any, of outstanding shares of preferred stock, the holders of Holicity Shares will be entitled to receive dividends (payable in cash, property, or capital stock of Holicity) when, as, and if declared by the board of directors from time to time out of any assets of Holicity legally available for dividends.

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

The Proposed Charter provides that New Astra common stock shall be treated equally, identically, and ratably, on a per share basis, with respect to any dividends that may be declared and paid from time to time by the board of directors out of any assets of New Astra legally available for dividends.

Holicity	New Astra
Liquidation

Subject to applicable law and the rights, if any, of the holders of outstanding shares of preferred stock, the Current Charter provides that following the payment or provision for payment of the debts and other liabilities of Holicity in the event of an voluntary or involuntary liquidation, dissolution, or winding up of Holicity, the holders of Holicity Shares shall be entitled to receive all the remaining assets of Holicity available for distribution to its stockholders, ratably in proportion to the number of shares of Holicity Shares held by them.

Subject to applicable law and the preferential or other rights of any holders of preferred stock then outstanding, the Proposed Charter provides that in the event of the liquidation or winding up of New Astra, whether voluntary or involuntary, holders of New Astra common stock will be entitled to receive ratably all assets of New Astra available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any liquidation, dissolution, distribution of assets, or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Astra common stock, each voting separately as a class.

Supermajority Voting Provisions
There are no provisions of Holicity’s Charter or bylaws that require the affirmative vote of a supermajority of the voting power of all outstanding shares of capital stock of Holicity.

Following the first date on which the issued and outstanding shares of New Astra Class B common stock represent less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the affirmative vote of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders will be required in order for the stockholders of New Astra to amend New Astra’s Charter in certain circumstances, amend New Astra’s bylaws, increase or decrease the number of directors, fill vacancies on the board of directors, remove a director from office, or call a special meeting of stockholders.

Anti-Takeover Provisions and Other Stockholder Protections

The anti-takeover provisions and other stockholder protections in the Current Charter include the staggered board, a prohibition on stockholder action by written consent, and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of Holicity voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The anti-takeover provisions and other stockholder protections included in the Proposed Charter include a prohibition on stockholder action by written consent and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e.  stockholder owning 15% or more of Holicity voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Preemptive Rights
There are no preemptive rights relating to the Holicity Shares.	There are no preemptive rights relating to the shares of New Astra common stock.

Holicity	New Astra
Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The Holicity Board may exercise all such powers of Holicity and do all such lawful acts and things as are not by statute or Holicity’s Charter or Holicity’s bylaws directed or required to be exercised or done solely by stockholders.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The New Astra Board may exercise all such authority and powers of New Astra and do all such lawful acts and things as are not by statute or the New Astra’s Charter or New Astra’s bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The Current Charter permits Holicity’s books and records to be kept within or outside Delaware.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Holicity	New Astra
Choice of Forum

The Current Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of Holicity, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of Holicity to Holicity or Holicity’s stockholders, (iii) any action asserting a claim against Holicity, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Current Charter or Holicity’s bylaws, (iv) any action asserting a claim against Holicity, its directors, officers, or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions.

The Proposed Charter generally designates Court of Chancery as the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of New Astra, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Astra to New Astra or New Astra’s stockholders, (iii) any action asserting a claim against the New Astra, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the bylaws, or (iv) any action asserting a claim against New Astra, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.

Notwithstanding the foregoing, the forum selection provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any security of New Astra shall be deemed to have notice of and consented to the provisions of the Proposed Charter.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Holicity regarding the beneficial ownership of Holicity common stock as of December 31, 2020 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of New Astra common stock assuming that no public shares are redeemed, and alternatively that the maximum number of 25,000,000 public shares are redeemed.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Holicity common stock pre-Business Combination is based on 37,500,000 shares of Holicity common stock (including 30,000,000 public shares and 7,500,000 founder shares) issued and outstanding as of January 31, 2021.

	Before the Business Combination			After the Business Combination
				Assuming No Redemptions					Assuming Max Redemptions
Name and Address of Beneficial Owner	Number of shares of Holicity Common Stock	%	% of Voting Power**	# Shares of New Astra Class A Common Stock	%	# Shares of New Astra Class B Common Stock	%	% of Voting Power**	Number of Shares of New Astra Class A Common Stock	%	Number of Shares of New Astra Class B Common Stock	%	% of Voting Power**
5% Holders
Pendrell Corporation(1)(2)	6,731,100	17.95%	17.95%	7,736,102	3.79%	—	—	1.01%	7,736,102	4.32%	—	—	1.04%
Millennium Management LLC(3)	2,110,873	5.63%	5.63%	3,360,873	1.65%	—	—	0.44%	3,360,873	1.88%	—	—	*
Light Street Capital Management LLC(4)	2,330,274	6.21%	6.21%	3,180,274	1.56%			0.41%	3,180,274	1.77%			*
Funds managed by ACME, LLC and affiliates)(5)	—	—	—	28,256,099	13.84%	—	—	3.68%	28,256,099	15.77%	—	—	3.81%
A/NPC Holdings LLC (6)	—	—	—	25,170,567	12.33%	—	—	3.28%	25,170,567	14.04%	—	—	3.39%
Canaan X L.P.(7)	—	—	—	20,702,396	10.14%	—	—	2.70%	20,702,396	11.55%	—	—	2.79%
Directors and Officers of Holicity Pre-Business Combination
Craig McCaw(1)(2)	6,896,100	18.39%	18.39%	7,901,102	3.87%	—	—	1.03	7,901,102	4.41%	—	—	1.06%
R. Gerard Salemme(1)(2)	88,000	*	*	88,000	*	—	—	*	88,000	*	—	—	*
Randy Russell(1)(2)	110,000	*	*	110,000	*	—	—	*	110,000	*	—	—	*
Steve Ednie(1)	44,000	*	*	44,000	*	—	—	*	44,000	*	—	—	*
Dennis Weibling(1)	33,000	*	*	33,000	*	—	—	*	33,000	*	—	—	*
Wayne Perry(1)	33,000	*	*	33,000	*	—	—	*	33,000	*	—	—	*
Cathleen A. Massey(1)	33,000	*	*	33,000	*	—	—	*	33,000	*	—	—	*
All Holicity Directors and Executive Officers as a Group (7 individuals)	7,237,100	19.30%	19.30%	8,242,102	4.04%	—	—	1.07%	8,242,102	4.60%	—	—	1.11%
Directors and Officers of New Astra Post-Business Combination
Adam London(8)(9)	—	—		—	—	29,161,483	51.81%	38.02%	—	—%	29,161,483	51.81%	39.30%
Chris C. Kemp(8)	—	—		—	—	27,118,645	48.19%	35.36%	—	—%	27,118,645	48.19%	36.55%
Kelyn Brannon(8)	—	—				—	—				—	—
Craig McCaw(1)(2)	6,896,100	18.39%	18.39%	7,901,102	3.87%	—	—	1.03	7,901,102	4.41%	—	—	1.06%
All New Astra Directors and Executive Officers of as a Group ([__] individuals)	—	—		[•]	[•] %	[•]	[•] %	[•] %	[•]	[•] %	[•]	[•] %	[•] %

____________

*        Denotes less than 1%.

**      Percentage of total voting power represents voting power with respect to all shares of New Astra Class A common stock and Class B common stock, as a single class. After the Business Combination, each share of New Astra Class B common stock will be entitled to 10 votes per share and each share of New Astra Class A common stock will be entitled to one vote per share. For more information about the voting rights of New Astra common stock after the Business Combination, see “Description of New Astra Securities.”

(1)      The business address of each of these stockholders is 2300 Carillon Point, Kirkland WA 98033.

(2)      X-icity Holdings Corporation is the record holder of the shares reported herein. R. Gerard Salemme and Randy Russell are shareholders of Pendrell, the corporate parent of X-icity Holdings Corporation, and may be entitled to distributions of securities held by Pendrell. Mr. McCaw is the Co-CEO of Pendrell. Mr. McCaw shares voting and investment discretion with respect to the common stock held of record by Pendrell. Mr. McCaw disclaims any beneficial ownership of any shares held by Pendrell.

(3)      According to a Schedule 13G filed with the SEC on February 16, 2021, Integrated Core Strategies (US) LLC and ICS Opportunities, Ltd each hold shares directly in Holicity. Millennium Management LLC is the general partner of the managing member of Integrated Core Strategies (US) LLC. The investment manager of ICS Opportunities, Ltd is Millennium International Management LP. Millennium Group Management LLC is the general partner to both Millennium Management LLC and Millennium International Management LP. The managing member of Millennium Group Management LLC is a trust of which Israel A. Englander, a United States citizen, currently serves as the sole voting trustee. Therefore, Israel A. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies (US) LLC and ICS Opportunities, Ltd. The business address for all is 666 Fifth Avenue, New York, NY 10103.

(4)      According to a Schedule 13G filed with the SEC on February 16, 2021, Light Street Capital Management, LLC serves as investment adviser and general partner to each of Light Street Mercury Master Fund, L.P. and Light Street Tungsten Master Fund, L.P., both exempted limited partnerships in the Cayman Islands, which each hold shares directly in Holicity. In such capacity, Light Street Capital Management, LLC exercises voting and investment power over the shares held in the accounts for each of Mercury Master Fund, L.P. and Light Street Tungsten Master Fund, L.P. Glen Thomas Kacher is the Chief Investment Officer of Light Street Capital Management, LLC and may be deemed the beneficial owner of the shares held by Light Street Capital Management, LLC. The business address for all is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

(5)      Funds managed by ACME, LLC and affiliates are SherpaVentures Fund II, LLC and ACME SPV AS, LLC (collectively “ACME Capital”). Scott Stanford and Hany Nada exercise voting and dispositive control over the securities held by ACME Capital and thus may be deemed to beneficially own such securities. The business address of such holders is 800 Market Street, Suite 800, San Francisco, CA 94102.

(6)      A/NPC Holdings LLC is a Delaware limited liability company (“A/NPC Holdings”). 61.24% of the interests of A/NPC Holdings are held by Newhouse Cable Holdings, LLC, a New York limited liability company (“Newhouse Cable”). The remaining 38.76% of the interests in A/NPC Holdings are held by Advance Communications Company LLC, a New York limited liability company (“Advance Communications Co.”), which is also the managing member of A/NPC Holdings. Newhouse Cable is a wholly-owned subsidiary of Newhouse Broadcasting Corporation, a New York corporation. Advance Communications Co. is an indirect wholly-owned subsidiary of Advance Publications, Inc., a New York corporation (“API”). All of the common shares in API are owned by Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”). As a result of its ownership of all of the outstanding common shares of API, NFH has the power to elect the board of directors of API. Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust”), is the sole general partner of NFH. The trustees of Advance Long-Term Trust are Samuel I. Newhouse, III, Steven O. Newhouse, Michael A. Newhouse, Victor F. Ganzi and Thomas Summer. NFH, Advance Long-Term Trust and each trustee of Advance Long-Term Trust disclaim beneficial ownership of the shares of Class A Common Stock reported on this Registration Statement.

(7)      The shares are held directly by Canaan X L.P. (the “Canaan Fund”). The sole general partner of the Canaan Fund is Canaan Partners X LLC (“Canaan X”), and may be deemed to have sole voting, investment and dispositive power with respect to the shares held by the Canaan Fund. Investment and voting decisions with respect to the shares held by the Canaan Fund are made by the managers of Canaan X, collectively. The business address is 2765 Sand Hill Road, Menlo Park, CA 94025.

(8)      The business address of such holder is 1900 Skyhawk Street, Alameda, CA 94501.

(9)      Includes 10,000 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of January 31, 2021.

NEW ASTRA MANAGEMENT AFTER THE BUSINESS
COMBINATION BOARD OF DIRECTORS AND MANAGEMENT

Board of Directors and Management

The following is a list of the persons who are anticipated to be New Astra’s directors and executive officers following the Business Combination and their ages and anticipated positions following the Business Combination.

Name	Age	Position
Chris Kemp	44	Chief Executive Officer and Chairman
Adam London	47	Chief Technology Officer and Director
Kelyn Brannon	62	Chief Financial Officer
Martin Attiq	37	Chief Business Officer
Craig O. McCaw	71	Director
[•]	[•]	[•]
[•]	[•]	[•]

Chris Kemp is a Founder, Chairman and Chief Executive Officer of Astra. Mr. Kemp leads the overall company strategy and direction. Mr. Kemp founded Astra in October 2016. Mr. Kemp previously served as the Chief Technology Officer of NASA IT. During his time at NASA from November 2007 until March 2011, Mr. Kemp developed cloud computing strategy for the United States Federal Government with the White House and founded OpenStack, an open infrastructure software platform, which is the largest and fastest growing open source project in history, in 2010. Mr. Kemp currently serves on the Board of Directors at Scalr, an information technology and services company, and has served in that role since April 2015. Mr. Kemp has also served as an advisor to Planet Labs, an aviation and aerospace company, since January 2013, and Ripcord, a computer software company, since October 2015. Mr. Kemp previously founded and served as the CEO of three venture-backed start-ups, all of which are now owned by public companies. Mr. Kemp studied Computer Engineering at the University of Alabama in Huntsville and currently teaches at Stanford University. Mr. Kemp is qualified to serve as our Chief Executive Officer and as a director due to his experience running software, information technology and aerospace companies and his expertise with new technologies, specifically in the aerospace industry.

Adam London is our co-founder, Chief Technology Officer and serves as one of our directors. Dr. London helped to found Astra in October 2016 and has served as the Chief Technology Officer and director since then. Dr. London leads our technology strategy and long-term product roadmap. Dr. London co-founded and served as a managing partner for Ventions, LLC, which was our predecessor company, from January 2005 until September 2016. While at Ventions, LLC, Dr. London spent 10+ years leading initiatives to miniaturize high-performance rocket technologies, supported by funding from the Defense Advanced Research Projects Agency, NASA, and other government agencies. Prior to founding Ventions, LLC and Astra, Dr. London served as an engagement manager at McKinsey & Company, where he focused on the automotive and manufacturing sectors. Dr. London holds a B.S., M.S. and Ph.D. in Aerospace Engineering from Massachusetts Institute of Technology, where his research culminated in the creation of a liquid-cooled chemical rocket engine smaller than a postage stamp. Dr. London is qualified to serve as our Chief Technology Officer and as a director due to his extensive experience leading technology strategy in different capacities and his expertise with rocket design.

Kelyn Brannon serves as our Chief Financial Officer and has served in that role since December 2020. Ms. Brannon leads our finance, legal and people functions. Throughout her career, Ms. Brannon has served as the Chief Financial Officer for several companies in the information technology and software industries. Ms. Brannon previously served as the Chief Financial Officer at Asure Software from October 2017 until August 2020. She has also served as a self-employed Finance Executive Consultant from May 2015 to December 2020, through which she offered consultative services for board and audit committee presentations and corporate governance. Ms. Brannon was the Chief Financial Officer of Arista Networks, Inc. from July 2013 until April 2015. Prior to that, she was the Chief Financial Officer at Delivery Agent, where she prepared the company for its Initial Public Offering. Ms. Brannon also previously served as the Chief Accounting Officer, Vice President of Finance and Chief Financial Officer at Amazon. Ms. Brannon received a B.A. from Murray State University.

Martin Attiq serves as our Chief Business Officer and has been with Astra since January 2020. Mr. Attiq leads our business development, partnerships, spaceport services, real estate strategy, communications and policy. From January 2016 until January 2020, Mr. Attiq served as the Vice President and Head of Strategic Partnerships for SigFig, a digital innovation company for retail banking and wealth management. Prior to that, from July, 2005 to July, 2015, Mr. Attiq was a Director at BlackRock, where he co-founded and helped scale the Financial Markets Advisory group. Mr. Attiq holds a B.S.E. in Industrial and Operations Engineering from the University of Michigan as well as an M.S. in Management from Stanford University Graduate School of Business where he was a Sloan Fellow.

Craig O. McCaw is an industry pioneer, visionary investor, serial entrepreneur and deeply experienced operator. Mr. McCaw has been Chairman and Chief Executive Officer of Holicity (NASDAQ: HOL) since June 2020. He is also Chairman and Chief Executive Officer of Colicity (NASDAQ: COLIU) since February 2021. Mr. McCaw has been Chairman of Pendrell since 2000, where he acted as Executive Chairman from 2014 to 2018 and currently acts as Co-Chief Executive Officer since October 2018. Mr. McCaw has also served as Chairman and Chief Executive Officer of Eagle River Inc. since June 1993, President of COM Investments LLC since December 1997, and President of COM Family Foundation since 1998.

Since October 2010, Mr. McCaw has served on the Board of Directors, including as former Chairman, of The Nature Conservancy. Mr. McCaw currently serves as a Member of the Climate Leadership Council, a Board Member of the Horatio Alger Association and a Global Advisory Board Member of the Khan Academy. From 2018 to 2021, Mr. McCaw served as a Member of the Advisory Board for Project LOON, a former subsidiary of Alphabet (NASDAQ: GOOGL). From 2014 to 2018, Mr. McCaw was a Member of the Harvard Business School Board of Deans Advisors.

Throughout his career of over five decades, Mr. McCaw started and built many companies in the cable, cellular telephone and wireless broadband industries. Mr. McCaw was Chairman and Chief Executive Officer of McCaw Cellular Communications, which he built into the nation’s leading provider of cellular services before its sale to AT&T in 1996. Following the sale of McCaw Cellular, Mr. McCaw restructured Nextel Communications and later founded Nextel International and co-founded Nextel Partners. He also founded NEXTLINK Communications in 1994, later renamed XO Communications, where he served as Chief Executive Officer and as a Director. In 2003, Mr. McCaw co-founded and served as Chairman and Chief Executive Officer of Clearwire Corporation, a wireless broadband company. Mr. McCaw is a graduate of Stanford University.

We believe Mr. McCaw is qualified to serve as one of our directors due to his extensive business experience and expertise, and his ability to identify key business opportunities for significant growth.

Corporate Governance

New Astra will structure its corporate governance in a manner that Astra and Holicity believe will closely align its interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:

•        New Astra will have independent director representation on its audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•        at least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•        it will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight

The board of directors will have extensive involvement in the oversight of risk management related to New Astra and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the board of directors by periodically reviewing New Astra’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of New Astra’s business and summarize for the board of directors all areas of risk and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.

Controlled Company Exemption

After the completion of the Business Combination, the holders of New Astra Class B common stock will beneficially own a majority of the voting power of all outstanding shares of New Astra’s common stock. As a result, New Astra will be a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. For at least some period following the Business Combination, New Astra may utilize these exemptions since the board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Astra ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, New Astra will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, New Astra may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

Composition of the New Astra Board of Directors After the Merger

New Astra’s business and affairs will be managed under the direction of its board of directors. There will be no cumulative voting with respect to the election of directors. New Astra’s Proposed Charter establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of votes cast at each annual meeting of New Astra stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Board Committees

After the completion of the Business Combination, the standing committees of New Astra’s board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors may from time to time establish other committees.

New Astra’s president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of New Astra’s board of directors will provide appropriate risk oversight of New Astra’s activities given the controlling interests held by the Astra Founders.

Audit Committee

Upon the completion of the Business Combination, we expect New Astra to have an audit committee, consisting of              and              , with              serving as chairperson. Each proposed member of the audit committee qualifies as an independent director under Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, New Astra’s board of directors will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in New Astra’s proxy statement and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) New Astra’s independent registered public accounting firm’s qualifications and independence, (4) the performance of New Astra’s internal audit function and (5) the performance of New Astra’s independent registered public accounting firm.

The board of directors will adopt a written charter for the audit committee which will be available on              New Astra’s website upon the completion of the Business Combination.

Compensation Committee

Upon the completion of the Business Combination, we expect New Astra to have a compensation committee, consisting of              and              ,              with serving as the chairperson.

The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting New Astra’s compensation program and compensation of its executive officers and directors, (2) monitoring New Astra’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in New Astra’s proxy statement under the rules and regulations of the SEC.

The board of directors will adopt a written charter for the compensation committee which will be available on New Astra’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Upon the completion of the Business Combination, we expect New Astra to have a nominating and corporate governance committee, consisting of              and              , with              serving as chairperson. The purpose of the nominating and corporate governance committee will be to assist the board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to New Astra, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

The board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on New Astra’s website upon completion of the Business Combination.

Code of Business Conduct

New Astra will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on New Astra’s website upon the completion of the Business Combination. New Astra’s code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that New Astra’s Internet website address is provided as an inactive textual reference only. New Astra will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during fiscal year 2020, or at any other time, one of our officers or employees. We are parties to certain transactions with              described in “Certain Relationships and Related Party Transactions”. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

Independence of the Board of Directors

Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, we are largely exempt from such requirements. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that              ,              and              , representing of New Astra’s              proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

Compensation of Directors and Executive Officers

Following the Closing of the Business Combination, we expect New Astra’s executive compensation program to be consistent with Astra’s compensation policies and philosophies, which are designed to:

•        attract, retain and motivate senior management leaders who are capable of advancing Astra’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

•        reward senior management in a manner aligned with Astra’s financial performance; and

•        align senior management’s interests with Astra’s equity owners’ long-term interests through equity participation and ownership.

Following the Closing of the Business Combination, decisions with respect to the compensation of New Astra’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The terms of each named executive officer’s employment agreement are described below under “— Employment Agreements.”

In addition to base salary and annual bonuses as contemplated pursuant to the terms of employment agreements, we expect New Astra to use stock-based awards in future years to promote its interests by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of New Astra’s equity holders. Members of our management team may also be eligible to participate in the ESPP. Stock-based awards will be awarded under the Incentive Plan, which has been adopted by Holicity’s board of directors and is being submitted to Holicity’s stockholders for approval at the special meeting. For a description of the Incentive Plan and the ESPP, please see “The Incentive Plan Proposal” and “The ESPP Proposal,” respectively.

Following the Business Combination, non-employee directors of New Astra that are not affiliated with Kemp will receive varying levels of compensation for their services as directors and members of committees of New Astra’s board of directors. New Astra anticipates determining director compensation in accordance with industry practice and standards.

ASTRA’S EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

This section provides an overview of Astra’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section also provides an overview of certain compensation arrangements adopted in connection with the Business Combination Agreement, to be effective on the Closing. This discussion may contain forward-looking statements that are based on Astra’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Astra adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion. Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Astra and its subsidiaries prior to the consummation of the Business Combination, and to New Astra and its subsidiaries after the Business Combination.

For the year ended December 31, 2020, Astra’s named executive officers (“Named Executive Officers” or “NEOs”) were:

•        Chris Kemp, Chief Executive Officer;

•        Adam London, Chief Technology Officer; and

•        Kelyn Brannon, Chief Financial Officer.

The objective of Astra’s compensation program is to provide a total compensation package to each NEO that will enable Astra to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our equity holders, encourage individual and collective contributions to the successful execution of our short- and long-term business strategies and reward NEOs for performance. The board of directors of Astra has historically determined the compensation for the NEOs.

For 2020, the compensation program for the NEOs consisted of base salary and incentive compensation delivered in the form of stock option awards, each as described below:

•        Base Salary.    Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.

•        Stock Awards.    Each of Chris Kemp and Adam London were granted stock awards in 2020 in recognition of past service.

•        Stock Option Awards.    Stock option awards are granted to attract, retain and motivate qualified talent by providing the opportunity to acquire a proprietary interest in Astra and align the executive’s interests and efforts to the long-term interests of Astra’s stockholders.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to Astra by our NEOs for the year ended December 31, 2020.

Name and Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Chris Kemp Founder, Chief Executive Officer	2020	$256,000	$23,572,500	$969	$23,829,469
Adam London Founder, Chief Technology Officer	2020	$227,000	$7,857,500	—	$8,084,500
Kelyn Brannon Chief Financial Officer	2020	$8,021	—	$6,205,050	$6,213,071

____________

(1)      The amounts in these columns represent the aggregate grant-date fair value of stock and option awards granted to each NEO, computed in accordance with FASB ASC Topic 718. See Note 10 to Astra’s audited consolidated financial statements included elsewhere in this prospectus for a discussion of all assumptions made by us in determining the grant date fair value of our equity awards.

(2)      Ms. Brannon commenced employment with us on December 23, 2020. Ms. Brannon’s annualized base salary in 2020 was $330,000.

Narrative Disclosure to Summary Compensation Table

Base Salary

Each of the NEOs receives a salary in respect of his or her services. The current annual base salaries for the NEOs are $256,000 for Mr. Kemp, $227,000 for Dr. London and $330,000 for Ms. Brannon. In connection with the Business Combination, and as described in further detail under “Astra’s Executive and Director Compensation —Employment Agreements” below, Mr. Kemp’s annual base salary will be increased to $600,000, Dr. London’s to $400,000 and Ms. Brannon’s to $400,000, in each case, effective as of the Closing.

Annual Bonuses

None of the NEOs received an annual bonus during 2020.

Equity Compensation

In connection with the commencement of her employment with Astra, Ms. Brannon received a grant of 1,500,000 stock options, with 1/4 of the stock options vesting on the first anniversary of the vesting commencement date and 1/48 of the stock options vesting each month thereafter. On April 23, 2021, however, the board of directors of Astra accelerated vesting of all of Ms. Brannon’s options, which were subsequently immediately exercised and sold to unaffiliated investors in the secondary market.

In recognition of their historical service and dedication to the company, Mr. Kemp was issued 5,250,000 shares and an option to acquire 10,000 stock options and Dr. London was issued 1,750,000 shares, all of which were fully vested at the time of grant.

Offer Letters

Ms. Brannon is party to an offer letter with Astra that provides for at-will employment and describe the terms of her initial compensation, and has also entered into Astra’s form of confidential information and invention assignment agreement, which requires, among other provisions, the assignment to Astra of intellectual property rights to any inventions made during the course of employment and the non-disclosure of confidential or proprietary information, and contains prohibitions on the solicitation of Astra’s employees and consultants during employment and for twelve months thereafter. Given their material ownership interest in Astra and roles as founders of the company, Chris Kemp and Adam London had not previously entered into employment arrangements with Astra. However, in anticipation of the Business Combination and as further described under “Astra’s Executive and Director Compensation — Employment Agreements” below, Astra entered into new employment agreements with the NEOs, to be effective upon the Closing.

Employee Benefits

We provide all of our employees, including our NEOs, broad-based employee benefits that are intended to attract and retain employees while providing them with health and welfare benefits, including medical, dental, vision, life and disability insurance coverage, and the ability for eligible participants to participate in our 401(k) plan.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table shows information regarding outstanding equity awards held by the NEOs as of December 31, 2020.

Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price	Option Expiration Date
Chris Kemp	2/26/2020	(1)	10,000	—	$0.31	2/26/2030
Kelyn Brannon	12/27/2020	(2)	—	1,500,000	$0.44	12/27/2030

____________

(1)      Represents an option to purchase 10,000 shares of Astra common stock, which was fully vested on the date of grant.

(2)      Represents an option to purchase 1,500,000 shares of Astra common stock, with 1/4 of the underlying shares scheduled to vest on December 23, 2021, and as to 1/48 of the underlying shares each month thereafter, until fully vested on December 23, 2024, generally subject to continued employment through the applicable vesting date. On April 23, 2021, the board of directors of Astra accelerated vesting of all of Ms. Brannon’s options, which were subsequently immediately exercised and sold to unaffiliated investors in the secondary market.

Employment Agreements

In anticipation of the Business Combination, Astra entered into new employment agreements with each of our executives, which includes each of our NEOs and Martin Attiq, to be effective upon the Closing. The material terms of the employment agreements are summarized below:

•        Mr. Kemp will serve as the Astra Founder, Chief Executive Officer and President, with an annual base salary of $600,000.

•        Dr. London will serve as the Astra Founder, Chief Technology Officer, with an annual base salary of $400,000.

•        Ms. Brannon will serve as our Chief Financial Officer, with an annual base salary of $400,000, and eligibility to earn an annual bonus with a target equal to 75% of base salary (in 2021, only with respect to the post-Closing base salary).

•        Mr. Attiq will serve as our Chief Business Officer, with an annual base salary of $500,000.

The employment agreements provide that if an executive’s employment is terminated by Astra without “cause” or by the Executive for “good reason” (as each such term is defined in the employment agreement), other than in connection with a change of control, the executive will be entitled to severance consisting of (i) nine months’ salary continuation (twelve months, for Mr. Kemp); and (ii) COBRA premium subsidy payments, at the rate of Astra’s normal contribution for active employees at the executive’s coverage level, for up to nine months following termination (twelve months, for Mr. Kemp). If the qualifying termination occurs within the three months prior to or twelve months following a change of control, the severance will instead consist of (i) twelve months’ salary continuation (twenty-four months, for Mr. Kemp); (ii) COBRA premium subsidy payments, at the rate of Astra’s normal contribution for active employees at the executive’s coverage level, for up to twelve months following termination (eighteen months, for Mr. Kemp); and (iii) accelerated vesting of unvested equity awards. Astra’s obligation to make the severance payments, and the executive’s right to retain the same, is wholly conditioned on the executive providing a general release of claims in favor of the company and continuing to comply with his or her obligations under the employment agreement, including the restrictive covenants.

The employment agreements each contain (i) a perpetual confidentiality covenant; (ii) an assignment of intellectual property covenant; (iii) non-competition and non-solicitation of business partners covenants during the course of employment; (iv) a non-solicitation covenant with respect to employees and other service providers during the course of employment and for twelve months thereafter; and (v) a non-disparagement obligation.

Post-Business Combination Company Executive Compensation

Following the Closing, New Astra intends to develop an executive compensation program that is designed to align compensation with New Astra’s business objectives and the creation of stockholder value, while enabling New Astra to attract, motivate and retain individuals who contribute to the long-term success of New Astra. The NEOs will continue to be compensated in accordance with their employment agreements, described above. Decisions on the executive compensation program will be made by the compensation committee of the board of directors.

New Astra Incentive Award Plan

The material terms of the Incentive Plan, as approved by the Holicity Board, are summarized under the Incentive Plan Proposal above. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex F.

New Astra ESPP

The material terms of the ESPP, as approved by the Holicity Board, are summarized under the ESPP Proposal above. A copy of the ESPP is attached to this proxy statement/prospectus as Annex G.

Director Compensation

None of Astra’s non-employee directors received compensation in respect of their services as directors of Astra during 2020. While Mr. Kemp served as a member of the board of directors in 2020, he did not receive additional compensation for director services, and all compensation earned by him with respect to his employment with Astra is set forth in the “Summary Compensation Table” above. As of the time of this filing, the specific terms of the director compensation program following Closing are still under consideration; however, it is anticipated that each non-employee director will receive an annual director fee as well as equity awards in connection with their services.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Holicity

On August 7, 2020, Holicity consummated its Initial Public Offering of 27,500,000 units. Additionally, Holicity granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the Over-Allotment Option. The underwriters did not exercise the remaining portion of their Over-Allotment Option.

Each unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $300,000,000. On June 4, 2020, Pendrell purchased an aggregate of 7,187,500 Founder Shares in exchange for payment of certain offering costs of $25,000, or approximately $0.003 per share. Pendrell transferred such shares to the Sponsor on June 9, 2020. In July 2020, the Sponsor transferred 30,000 Founder Shares to the independent director nominees of Holicity, 150,000 shares to Craig O. McCaw, 100,000 shares to Randy Russell, 80,000 shares to R. Gerard Salemme, 40,000 shares to Steve Ednie and 239,000 to other directors, officers, employees and consultants of Pendrell, in each case for approximately the same per-share price initially paid by our sponsor, resulting in the Sponsor holding 6,488,500 Founder Shares. On August 4, 2020, Holicity effectuated a 1.1-for-1 Class B common stock split resulting in an aggregate of 7,906,250 Founder Shares outstanding. As a result, the Initial Stockholders forfeited 406,250 shares, resulting in the Initial Stockholders holding an aggregate of 7,500,000 shares of Class B common stock, of which 6,731,100 are held by the Sponsor. The shares forfeited by the Initial Stockholders were cancelled by Holicity.

Our Sponsor purchased an aggregate of 5,333,333 Private Placement Warrants in connection with Holicity’s Initial Public Offering and the sale of the over-allotment units, at a price of $1.50 per Private Placement Warrant, or $8,000,000 in the aggregate. Each Private Placement Warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.

Holicity currently sub-leases its executive offices at 2300 Carillon Point, Kirkland, WA 98033 from Pendrell, an affiliate of our Sponsor. Commencing upon consummation of its Initial Public Offering, Holicity reimburses Pendrell $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of Holicity’s initial business combination or liquidation, it will cease paying these monthly fees.

Holicity’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on Holicity’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Holicity’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, Holicity’s officers, directors or its or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of its officers and directors may, but are not obligated to, loan Holicity funds as may be required on a non-interest basis. If Holicity completes the Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, Holicity may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. The warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Astra

Exchange with Co-Founders and Executive Officers

To facilitate the delivery of Astra Class B common stock by Mr. Kemp and Dr. London, Astra will enter into an exchange agreement with Mr. Kemp and Dr. London, effective as of immediately prior to the consummation of the Business Combination, pursuant to which each share of Astra Class A common stock held by Mr. Kemp and Dr. London will automatically be exchanged for one share of Astra Class B common stock such that as of immediately following the completion of the Business Combination, Mr. Kemp and Dr. London will collectively hold approximately 75% of the voting power of the capital stock of New Astra on a fully-diluted basis.

Private Placements

Series C Financing

On January 28, 2021, Astra entered into a Series C Preferred Stock Purchase Agreement pursuant to which Astra issued an aggregate of 42,854,347 shares of Astra Series C preferred stock. 4,531,055 shares of Astra Series C preferred stock were issued at a purchase price of $ 6.62097 per share for aggregate consideration of approximately $29,999,979. In addition, 38,323,292 shares of Astra Series C preferred stock were issued upon the conversion of certain of Astra’s outstanding convertible promissory notes at a purchase price of $1.32703 or $1.70618 per share, for aggregate consideration of approximately $60,989,852. The outstanding shares of Astra Series C preferred stock will be exchanged for shares of New Astra Class A common stock in connection with the closing of the Business Combination.

The participants in this preferred stock financing include certain holders of more than 5% of Astra’s capital stock or entities related to Astra’s and Holicity’s directors. The following table sets forth the aggregate number of shares of Astra Series C preferred stock issued to these related persons in this preferred stock financing:

Name	Shares	Aggregate Purchase Price	Date of Issuance
A/NPC Holdings LLC	7,819,887	$10,377,225	January 28, 2021
Canaan X, L.P.	2,151,738	$3,078,271	January 28, 2021
ACME Capital	584,964	$820,160	January 28, 2021
Pendrell Corporation(1)	1,510,352	$9,999,995	January 28, 2021

____________

(1)      Craig McCaw, the Chairman and co-Chief Executive Officer of Pendrell, is expected to become a member of the New Astra board of directors upon the closing of the Business Combination.

Series B Financing

On June 20, 2018, Astra entered into a Series B Preferred Stock Purchase Agreement pursuant to which, from June 20, 2018, June 22, 2018, June 25, 2018, July 16, 2018 and July 18, 2018, Astra issued an aggregate of 70,713,123 shares of Astra Series B preferred stock. 41,434,856 shares of Astra Series B preferred stock were issued in exchange for cash at a purchase price of $1.333008 per share for aggregate consideration of approximately $55,232,994.59. In addition, 29,278,267 shares of Astra Series C preferred stock were issued upon the conversion of certain of Astra’s outstanding convertible promissory notes at a purchase price of $0.653436 per share, for aggregate consideration of approximately $19,131,477. The outstanding shares of Astra Series B preferred stock will be exchanged for shares of New Astra Class A common stock in connection with the closing of the Business Combination.

The participants in this preferred stock financing include certain holders of more than 5% of Astra’s capital stock [and entities related to Astra’s directors]. The following table sets forth the aggregate number of shares of Astra Series B preferred stock issued to these related persons in this preferred stock financing:

Name	Shares	Aggregate Purchase Price	Date of Issuance
A/NPC Holdings LLC	30,007,321	$39,999,998	June 20, 2018
Canaan X, L.P.	20,737,976	$15,080,349	June 20, 2018
ACME Capital	8,989,019	$8,422,765	June 20, 2018

Convertible Note Financing

June 2019 Convertible Note Financing

On June 10, 2019, Astra entered into a Convertible Note Purchase Agreement, pursuant to which, on June 10, 2019, June 12, 2019, June 13, 2019, July 19, 2019, and July 25, 2019, Astra issued $14,835,000 aggregate principal amount of Astra convertible notes. Interest on the Astra convertible notes accrues at the rate of 2.37% or 2.13% per year, as applicable.

The participants in this convertible note financing include certain holders of more than 5% of Astra’s capital stock. The following table sets forth the aggregate principal amount of Astra convertible notes issued to these related persons in this convertible note financing:

Name	Aggregate Purchase Price	Date of Issuance
A/NPC Holdings LLC	$10,000,000	June 10, 2019
Canaan X, L.P.	$2,000,000	June 10, 2019
ACME Capital	$600,000	June 10, 2019

October 2019 Convertible Note Financing

On October 1, 2019, Astra entered into a Convertible Note Purchase Agreement, pursuant to which, on October 1, 2019, February 6, 2020, February 12, 2020, February 28, 2020, October 29, 2020, November 12, 2020, November 16, 2020, November 19, 2020, December 1, 2020 and December 11, 2020, Astra issued $45,000,000 aggregate principal amount of Astra convertible notes. Interest on the Astra convertible notes accrues at the rate of 1.69%, 1.59% or 1.85% per year, as applicable.

The participants in this convertible note financing include certain holders of more than 5% of Astra’s capital stock. The following table sets forth the aggregate principal amount of Astra convertible notes issued to these related persons in this convertible note financing.

Name	Aggregate Purchase Price	Date of Issuance
Canaan X, L.P.	$2,000,000	June 10, 2019
ACME Capital	$600,000	June 10, 2019

Agreements with Astra Stockholders

Investors’ Rights, Voting and Right of First Refusal Agreements

In connection with Astra’s Series C preferred stock financing, Astra entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with holders of Astra’s preferred stock and certain holders of its common stock.

Investors’ Rights Agreement

In connection with the execution of the Business Combination Agreement, Holicity, Astra, certain Holicity Stockholders and certain Astra stockholders entered into the Investors’ Rights Agreement, to be effective at the Closing. In addition, all other Astra stockholders that receive capital stock of New Astra in the Business Combination will be asked to sign a joinder to the Investors’ Rights Agreement pursuant to a letter of transmittal.

Pursuant to the Investors’ Rights Agreement, New Astra will be required to register for resale securities held by the stockholders party thereto. New Astra will have no obligation to facilitate more than one demand made by the Sponsor or its affiliates that New Astra register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by New Astra. New Astra will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement also restricts the ability of the Astra Founders and the Sponsor who is a party thereto to transfer its shares of New Astra common stock for a period of one year following the closing of the Business Combination, subject to certain permitted transfers, unless the closing price of the New Astra Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing. In addition, the Investors’ Rights Agreement also restricts the ability of each stockholder who is a party thereto to transfer its shares of New Astra common stock for a period of six months following the Closing, subject to certain permitted transfers.

Agreements with Pendrell

Bridge Loan with Pendrell

On May 20, 2021, Astra entered into the Bridge Loan with Pendrell as the lender, pursuant to which Pendrell agreed to make a loan to Astra in a principal amount of $25,000,000. For more information about the Bridge Loan, see the section entitled “Indebtedness — Bridge Loan” beginning on page 182. Pendrell is the parent of Sponsor and entered into the Bridge Loan with Astra to provide it with liquidity during the period prior to the Closing. The Bridge Loan does not have any interest due if repaid in full prior to August 1, 2021 and it matures upon the earliest of (a) the closing of the Business Combination, (b) 60 days following the abandonment of the Business Combination and (c) the date when the commitment amount is otherwise paid in full or accelerated pursuant to the terms of the Bridge Loan.

Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance

In connection with this Business Combination, New Astra will enter into indemnification agreements with each of New Astra’s executive officers and directors. The indemnification agreements, New Astra’s restated certificate of incorporation and its bylaws to be in effect upon completion of the Business Combination will require that New Astra indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the bylaws will also require New Astra to advance expenses incurred by its directors and officers. New Astra will also maintain a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Employment Agreements

In anticipation of the Business Combination, Astra entered into employment agreements with Chris Kemp, Adam London, Martin Attiq and Kelyn Brannon. For more information regarding these agreements, please see “Ancillary Agreements Related To The Business Combination” and “Astra’s Executive and Director Compensation — Employment Agreements.”

Policies and Procedures for Related Party Transactions

Upon consummation of the Business Combination, New Astra will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Astra or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to New Astra or any of its subsidiaries as an employee, consultant or director will not be considered related person transactions under this policy. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of New Astra’s officers or one of New Astra’s directors;

•        any person who is known by New Astra to be the beneficial owner of more than five percent (5%) of its voting stock; and

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock.

New Astra will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

It is anticipated that under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of New Astra’s voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to New Astra’s audit committee (or to another independent body of the New Astra Board) for review. To identify related person transactions in advance, New Astra expects to rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, New Astra’s audit committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the related person’s interest in the transaction;

•        the approximate dollar value of the amount involved in the transaction;

•        the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•        whether the transaction was undertaken in the ordinary course of business of New Astra;

•        whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to New Astra than terms that could have been reached with an unrelated third party;

•        the purpose of, and the potential benefits to New Astra of, the transaction; and

•        any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

New Astra’s audit committee will approve only those transactions that it determines are fair to New Astra and in New Astra’s best interests.

LEGAL MATTERS

Winston & Strawn LLP will pass upon the validity of the New Astra Class A common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Holicity Inc. as of December 31, 2020 and for the period from June 2, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of Astra Space, Inc. included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Holicity and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Holicity will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Holicity deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Holicity of their requests by calling or writing Holicity at its principal executive offices 2300 Carillon Point, Kirkland, WA 98033.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The discussion under this heading “Material U.S. Federal Income Tax Considerations” constitutes the opinion of Winston & Strawn LLP, legal counsel to Holicity, insofar as it discusses the material U.S. federal income tax considerations applicable to the holders of shares of Holicity Class A Common Stock and holders of Astra common stock as a result of the Business Combination, based on, and subject to, customary assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of Holicity and Astra.

The following discussion is of the material U.S. federal income tax considerations of the Business Combination for (1) U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of Holicity Class A common stock (i) that hold New Astra Class A common stock following the adoption of the Proposed Charter in connection with the Business Combination or (ii) that elect to have their Holicity Class A common stock redeemed for cash if the Business Combination is completed and (2) holders of Astra common stock. This discussion applies only to Holicity Class A common stock or Astra common stock, as applicable, that is held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker-dealers;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of accounting with respect to shares of Holicity Class A common stock or Astra common stock;

•        persons holding Holicity Class A common stock or Astra common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the United States;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies (RICs) or real estate investment trusts (REITs);

•        persons that directly, indirectly or constructively own five percent or more (by vote or value) of Holicity Class A common stock or Astra common stock;

•        persons who received their shares of Holicity Class A common stock or Astra common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes); and

•        tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Holicity Class A common stock or Astra common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Consequences of the Proposed Charter, the Merger and Redemption of Holicity Class A Common Stock to Holicity Stockholders

Adoption of the Proposed Charter and Merger

Holders of Holicity Class A common stock will not recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter or the merger contemplated by the Business Combination Agreement. Such holders would have the same basis in its New Astra Class A common stock after the adoption of the Proposed Charter and merger as that holder has in the corresponding Holicity Class A common stock immediately prior to the adoption of the Proposed Charter and merger and such holder’s holding period in the New Astra Class A common stock will include the holder’s holding period in the corresponding Holicity Class A common stock.

Redemption of Holicity Class A Common Stock

In the event that a holder’s shares of Holicity Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of Holicity Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Holicity Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.” If the redemption does not qualify as a sale of shares of Holicity Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of Holicity Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Private Placement Warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the Private Placement) relative to all of our shares outstanding both before and after the redemption. The redemption of Holicity Class A common stock generally will be treated as a sale of Holicity Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Holicity Class A common stock which could be acquired pursuant to the exercise of the Private Placement Warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the Private Placement generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Holicity Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Holicity Class A common stock and the Holicity Class A common stock to be issued pursuant to the Business Combination or the Private Placement). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Holicity Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Holicity Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed Holicity Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of shares of Holicity Class A common stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution.    If our redemption of a U.S. holder’s shares of Holicity Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our Holicity Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our Holicity Class A common stock and will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Holicity Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.    If our redemption of a U.S. holder’s shares of Holicity Class A common stock is treated as a sale, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of Holicity Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Holicity Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Holicity Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Holicity Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Holicity Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. holders who hold different blocks of Holicity Class A common stock (shares of Holicity Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of Holicity Class A common stock who, or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Taxation of Redemption Treated as a Distribution.    If our redemption of a Non-U.S. holder’s shares of Holicity Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Holicity Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the Holicity Class A common stock, which will be treated as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.”

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Holicity Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of Holicity Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.    If our redemption of a Non-U.S. holder’s shares of Holicity Class A common stock is treated as a sale of Holicity Class A common stock, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•        such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our Holicity Class A common stock and, in the case where shares of our Holicity Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our Holicity Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Holicity Class A common stock. There can be no assurance that our Holicity Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.

We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Tax Consequences of the Merger to Holders of Astra Common Stock

It is the opinion of Winston & Strawn LLP that the merger contemplated by the Business Combination Agreement will be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code. The opinion of Winston & Strawn LLP is based, among other things, on representations of officers of Holicity and Astra. If any of these representations fail to be true, the U.S. federal income tax consequences described herein may differ for Astra stockholders (but not Holicity stockholders whose tax treatment is not dependent on qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code or a transaction governed by Section 351 of the Code). Neither Astra nor Holicity has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Astra common stock is urged to consult its tax advisor with respect to the particular tax consequences of the merger to such holder. The remainder of this discussion assumes that the merger contemplated by the Business Combination Agreement qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, or, alternatively, as part of a tax-deferred transaction pursuant to Section 351 of the Code.

Each holder of Astra common stock generally will not recognize gain or loss upon exchanging its Astra common stock for New Astra Class A common stock except to the extent discussed below. The tax basis of the New Astra common stock received by a holder of Astra common stock (including fractional shares of New Astra common stock, if any, deemed issued and redeemed by New Astra) will be the same as the tax basis of the Astra common stock surrendered in exchange for the New Astra common stock. Such aggregate adjusted tax basis will be allocated to the New Astra Class A common stock received by the holder. The holder’s holding period for the shares of New Astra Class A common stock that it receives pursuant to the merger will include its holding period for the shares of the Astra common stock it surrenders.

If a holder receives cash instead of a fractional share of New Astra Class A common stock, it is urged to consult its tax advisor regarding the manner in which such cash is taxed (e.g., as a dividend or as a transaction that may give rise to capital gain or loss).

If a holder acquired different blocks of Astra common stock at different times or different prices, it is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances.

Information Reporting and Backup Withholding

Payments of cash to a holder of Astra common stock in lieu of fractional shares pursuant to the merger or as a result of our redemption of our Holicity Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

A holder of Astra common stock that receives New Astra common stock as a result of the merger should retain records pertaining to the merger, including records relating to the number of shares and the tax basis of such holder’s Astra common stock. Each holder of Astra common stock that is required to file a U.S. federal income tax return and that is a “significant holder” that receives New Astra common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s tax basis in the Astra common stock surrendered, the fair market value of the New Astra common stock and cash received in the merger, and certain other information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Holicity Class A common stock. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.

In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of Holicity Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the New Astra Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the New Astra Bylaws provide that the stockholder must give timely notice in written form to New Astra’s secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 60 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed.

Any notice must include the following information: (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in New Astra or the matter the notice relates to, and the details thereof, including the name of such other person (the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”); (ii) the name and record address of all Interested Persons; (iii) a complete listing of all equity securities and debt instruments (including loans or capital market instruments) of New Astra or its subsidiaries that are directly or indirectly owned beneficially and of record by the Interested Persons; (iv) whether, and the extent to which, any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of any Interested Person with respect to New Astra or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for New Astra, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of New Astra or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms of such transaction; (v) a representation that the stockholder is a holder of record of stock of New Astra that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the notice; (vi) a representation regarding whether any Interested Person will be or is part of a group that will (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of New Astra’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination; (vii) a certification regarding whether the Interested Persons have complied with all applicable federal, state and other legal requirements in connection with the acquisition of shares of capital stock or other securities of New Astra; and (viii) any other information relating to the Interested Persons required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. Any notice relating to the nomination of directors must also contain (i) the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 221 of Regulation S-K adopted by the SEC, (ii) each nominee’s signed consent to serve as a director of New Astra if elected and (iii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K.

A stockholder shall update and supplement its notice to New Astra’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information will be supplemented and updated as of such later date.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with Holicity’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033. Following the Business Combination, such communications should be sent to New Astra, 1900 Skyhawk Street, Alameda, CA 94501. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

Holicity has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Holicity and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Holicity’s or Astra’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Astra will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Holicity files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Holicity’s or New Astra’s SEC filings, including New Astra’s registration statement and Holicity’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Holicity by telephone or in writing:

Holicity Inc.
2300 Carillon Point
Kirkland, WA 98033 (425) 278-7100

You may also obtain these documents by requesting them in writing or by telephone from Holicity’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone: (800) 662-5200
(banks and brokers can call collect at (203) 658-9400)
Email: HOL.info@investor.morrowsodali.com

If you are a stockholder of Holicity and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Holicity, Holicity will mail them to you by first-class mail, or another equally prompt means.

This document is a prospectus of New Astra and a proxy statement of Holicity for Holicity’s special meeting of stockholders. Neither Astra nor Holicity has authorized anyone to give any information or make any representation about the Business Combination, New Astra or Holicity that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Holicity has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

HOLICITY INC.

ASTRA SPACE, INC.

Audited Financial Statements as of December 31, 2020 and 2019
Report of Independent Registered Public Accounting Firm	F-48
Consolidated Balance Sheets	F-49
Consolidated Statements of Operations	F-50
Consolidated Statements of Temporary Equity and Stockholders’ Deficit	F-51
Consolidated Statements of Cash Flows	F-52
Notes to Consolidated Financial Statements	F-53

Condensed Consolidated Financial Statements as of March 31, 2021 (unaudited)
Condensed Consolidated Balance Sheets as of March 31, 2021 (unaudited) and December 31, 2020	F-84
Condensed Consolidated Statement of Operations for the three months ended March 31, 2021 and 2020 (unaudited)	F-85
Condensed Consolidated Statement of Changes in Temporary Equity and Stockholders’ Deficit for the three months ended March 31, 2021 and 2020 (unaudited)	F-86
Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2021 and 2020 (unaudited)	F-87
Notes to Condensed Consolidated Financial Statements	F-88

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Holicity Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Holicity Inc. (the “Company”), as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from June 2, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from June 2, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 3 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

April 30, 2021

HOLICITY INC.

BALANCE SHEET

DECEMBER 31, 2020

(As Restated)

ASSETS:
Current assets:
Cash	$990,428
Prepaid expenses	209,654
Total current assets	1,200,082
Marketable securities held in trust account	300,046,957
Total Assets	$301,247,039

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses	$145,105
Franchise tax payable	116,667
Total current liabilities	261,772
Warrant liabilities	27,253,333
Deferred underwriting fee payable	10,500,000
Total Liabilities	38,015,105
Commitments and Contingencies
Class A common stock subject to possible redemption, 25,823,193 shares at $10.00 per share	258,231,930
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value, 200,000,000 shares authorized; 4,176,807 issued and outstanding (excluding 25,823,193 shares subject to possible redemption)	418
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,500,000 shares issued and outstanding	750
Additional paid-in capital	12,341,109
Accumulated deficit	(7,342,273)
Total Stockholders’ Equity	5,000,004
Total Liabilities and Stockholders’ Equity	$301,247,039

The accompanying notes are an integral part of the financial statements.

HOLICITY INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JUNE 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

(As Restated)

General and administrative expenses	$585,451
Franchise tax expense	116,667
Loss from operations	(702,118)

Other income (expense), net:
Interest earned on marketable securities held in Trust Account	46,957
Warrant offering costs	(747,112)
Change in fair value of warrant liabilities	(5,940,000)
Other expense, net	(6,640,155)
Loss before provision for income taxes	(7,342,273)
Provision for income taxes	—
Net loss	$(7,342,273)

Weighted average shares outstanding of Class A common stock	30,000,000
Basic and diluted income per share, Class A common stock	$—

Weighted average shares outstanding of Class B common stock	7,500,000
Basic and diluted net loss per share, Class B common stock	$(0.98)

The accompanying notes are an integral part of the financial statements.

HOLICITY INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM JUNE 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – June 2, 2020 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Pendrell	—	—	7,906,250	791	24,209	—	25,000

Forfeiture of Class B common stock(1)	—	—	(406,250)	(41)	41	—	—

Sale of 30,000,000 Units, net of underwriting discount, offering expenses and fair value of warrants	30,000,000	3,000	—	—	270,546,207	—	270,549,207

Common stock subject to possible redemption	(25,823,193)	(2,582)	—	—	(258,229,348)	—	(258,231,930)

Net loss	—	—	—	—	—	(7,342,273)	(7,342,273)
Balance – December 31, 2020	4,176,807	$418	7,500,000	$750	$12,341,109	$(7,342,273)	$5,000,004

____________

(1)      Shares forfeited as a result of the partial exercise of the underwriters’ Over-Allotment Option so that the Founder Shares represent 20.0% of the Company’s issued and outstanding shares. The shares forfeited have been cancelled by the Company (see Note 4).

The accompanying notes are an integral part of the financial statements.

HOLICITY INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JUNE 2, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)

Cash Flows from Operating Activities:
Net loss	$(7,342,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(46,957)
Deferred warrant offering costs	458,500
Change in fair value of warrant liabilities	5,940,000
Formation costs paid by Sponsor	3,581
Changes in operating assets and liabilities:
Prepaid expenses	(185,104)
Accrued expenses	75,105
Franchise tax payable	116,667
Net cash used in operating activities	(980,481)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(300,000,000)
Net cash used in investing activities	(300,000,000)

Cash Flows from Financing Activities
Proceeds from sale of Units, net of underwriting discounts paid	294,262,000
Proceeds from sale of Private Placement Warrants	8,000,000
Repayment of promissory note – related party	(157,089)
Payment of offering costs	(134,002)
Net cash provided by financing activities	301,970,909

Net Change in Cash	990,428
Cash – Beginning of period	—
Cash – End of period	$990,428

Non-Cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$258,231,930
Initial measurement of warrants issued in connection with the Initial Public Offering accounted for as liabilities	21,313,333
Deferred underwriting fee payable	10,500,000
Offering costs paid directly by Pendrell in exchange for issuance of Class B common stock	25,000
Payment of offering costs through promissory note – related party	128,958

The accompanying notes are an integral part of the financial statements.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Holicity Inc. (the “Company”) was incorporated in Delaware on June 2, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to initially focus its search on identifying a prospective target business in the technology, media and telecommunications (“TMT”) industries in the United States and other developed countries. The Company’s sponsor is X-icity Holdings Corporation (formerly Pendrell Holicity Holdings Corporation), a Washington corporation (the “sponsor”).

On February 2, 2021, the Company entered into a business combination agreement by and among the Company, Holicity Merger Sub Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), and Astra Space, Inc. (“Astra”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by the Company’s and Astra’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly-owned subsidiary of the Company (the “Astra Merger”). In addition, in connection with the consummation of the Astra Merger (the “Closing”), the Company will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name. For more detailed information regarding the Astra Merger, see Note 11.

The Sponsor intends to finance the Astra Merger in part with net proceeds from the initial public offering discussed below (see also Notes 4 and 5). Should the Astra Merger not be successful, the Company will continue to search for another business combination.

All activity for the period from June 2, 2020 (inception) through December 31, 2020 relates to the Company’s formation, its Initial Public Offering (as defined below), and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds of the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on August 4, 2020. On August 7, 2020, the Company consummated the Initial Public Offering of 27,500,000 units (the “Units” and the shares of Class A common stock included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $275.0 million.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $7.5 million.

On August 11, 2020, the underwriters purchased 2,500,000 in a partial exercise of their option to purchase additional Units (the “Over-Allotment Units”) to cover over-allotments (the “Over-Allotment Option”). The Over-Allotment Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $25.0 million. Simultaneously with the sale of the Over-Allotment Units, the Company consummated a private sale (the “Over-Allotment Private Placement”) of an additional 333,333 Private Placement Warrants to the sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Transaction costs amounted to $16.9 million, consisting of $6.0 million of underwriting fees, $10.5 million of deferred underwriting fees and $0.4 million of other offering costs. At December 31, 2020, cash of approximately $1.0 million was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering, a total of $300.0 million, consisting of the net proceeds of the Initial Public Offering, the Private Placement, the partial exercise of the Over-Allotment Option and the Over-Allotment Private Placement, was placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee, and is invested only in U.S. government securities, within the meaning set forth in

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination or (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined above) (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company will provide holders of the Company’s outstanding shares of Class A common stock, par value $0.0001 per share, sold in the Initial Public Offering (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). These Public Shares will be recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Company’s Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The sponsor and the Company’s officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until August 7, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less amounts released to pay taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete a Business Combination within the 24- month time period.

The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statements declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from the Company’s estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 815, including whether the warrants are indexed to the Company’s common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Monte Carlo simulation approach (see Note 10).

Class A Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020, there are 25,823,193 shares of Class A common stock subject to possible redemption presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering date that are directly related to the Initial Public Offering. Offering costs amounted to $16.9 million of which $0.7 million were allocated to the warrant liabilities and expensed immediately and $16.2 million were charged to stockholders’ equity upon the completion of the Initial Public Offering and the partial exercise of the Over-Allotment Option.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s currently taxable income primarily consists of interest income on the Trust Account less any franchise taxes. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the period from June 2, 2020 (inception) through December 31, 2020, the Company recorded no income tax expense. The Company’s effective tax rate for the period from June 2, 2020 (inception) through December 31, 2020 was 0%, which differs from the expected income tax rate due to the Company recording a full valuation allowance on its deferred tax assets as of December 31, 2020.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company recognizes accrued interest and penalties

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and the Private Placement to purchase 15,333,333 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statement of operations includes a presentation of income per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income (loss) per common share, basic and diluted, for Class A common stock is calculated by dividing the interest income earned on the Trust Account of $46,957 for the period from June 2, 2020 (inception) through December 31, 2020 (net of applicable franchise and income taxes of approximately $47,000), by the weighted average number of Class A common stock for the period. Net loss per common share, basic and diluted, for Class B common stock is calculated by dividing the net loss, less income attributable to Class A common stock, by the weighted average number of Class B common stock outstanding for the period. Class B common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):

For the period from June 2, 2020 (inception) through December 31, 2020
Class A Common Stock
Numerator: Earnings allocable to Class A common stock
Interest income	$46,957
Income and franchise tax	(46,957)
Net Income	$—
Denominator: Weighted average Class A common stock
Class A common stock, basic and diluted	30,000,000
Earnings per share/basic and diluted Class A common stock	$0.00
Class B Common Stock
Numerator: Net loss less Class A common stock net income
Net loss	$(7,342,273)
Class A common stock net income	—
Net loss	$(7,342,273)
Denominator: Weighted average Class B common stock
Class B common stock, basic and diluted	7,500,000
Loss per share/basic and diluted Class B common stock	$(0.98)

____________

Note: for the period from June 2, 2020 (inception) through December 31, 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s common stockholders.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Company Coverage of $250,000. At December 31, 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Background of the Restatement

In April 2021, the Company concluded that, because of a misapplication of the accounting guidance related to the Public Warrants (as defined below) and the Private Placement Warrants that the Company issued in August 2020, the Company’s previously issued financial statements for the periods ended September 30, 2020 and December 31, 2020 should no longer be relied upon. As such, the Company is restating its financial statements for the such periods including in this Annual Report.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance in August 2020, the Company’s warrants were accounted for as equity within the Company’s previously reported balance sheets, and after discussion and evaluation, including with the Company’s independent auditors, management concluded that the warrants should be presented as liabilities with subsequent fair value remeasurement.

Historically, the Company’s warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40”). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for the warrants issued in August 2020 in light of the SEC Staff’s published views. Based on this reassessment, management determined that the warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company’s Statement of Operations for each reporting period. Further, a portion of the offering costs previously included in equity, and now attributed to the warrant liabilities, have been reclassified as an expense.

Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued Financial Statements for the periods ended December 31, 2020, September 30, 2020 and its balance sheet as of August 7, 2020 (the “Affected Periods”) should be restated because of a misapplication of the guidance with respect to accounting for certain of the Company’s outstanding warrants and should no longer be relied upon.

The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 3. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

Effects of the Restatement

The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

	As Previously Reported	Adjustments	As Restated
Balance Sheet as of August 7, 2020
Warrant liabilities	$—	$21,313,333	$21,313,333
Total liabilities	9,830,277	21,313,333	31,143,610
Class A common stock subject to possible redemption	262,053,310	(21,313,330)	240,739,980
Class A common stock	129	464	593
Additional paid-in capital	5,002,671	746,645	5,749,316
Accumulated deficit	(3,581)	(747,112)	(750,693)
Total Stockholders’ Equity	5,000,010	(3)	5,000,007

Balance Sheet as of December 31, 2020
Warrant liabilities	$—	$27,253,333	$27,253,333
Total liabilities	10,761,772	27,253,333	38,015,105
Class A common stock subject to possible redemption	285,485,260	(27,253,330)	258,231,930
Class A common stock	145	273	418
Additional paid-in capital	5,654,273	6,686,836	12,341,109
Accumulated deficit	(655,161)	(6,687,112)	(7,342,273)
Total Stockholders’ Equity	5,000,007	(3)	5,000,004

Statement of Operations for the period from June 2, 2020 (Inception) through December 31, 2020
Warrant offering costs	$—	$(747,112)	$(747,112)
Change in fair value of warrant liabilities	—	(5,940,000)	(5,940,000)
Other expense, net	46,957	(6,687,112)	(6,640,155)
Loss before provision for income taxes	(655,161)	(6,687,112)	(7,342,273)
Net loss	(655,161)	(6,687,117)	(7,342,273)
Basic and diluted loss per share, Class B common stock	(0.09)	(0.89)	(0.98)

Statement of Cash Flows for the period from June 2, 2020 (Inception) through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(655,161)	$(6,687,112)	$(7,342,273)
Adjustments to reconcile net loss to net cash used in operating activities
Deferred warrant offering costs	—	458,500	458,500
Change in fair value of warrant liabilities	—	5,940,000	5,940,000
Net cash used in operating activities	(691,869)	(288,612)	(980,481)
Proceeds from sale of Units, net of underwriting discounts paid	294,000,000	262,000	294,262,000
Payment of offering costs	(160,614)	26,612	(134,002)
Net cash provided by financing activities	301,682,297	288,612	301,970,909
Non-Cash Investing and Financing Activities:
Initial measurement of warrants issued in connection with the Initial Public Offering accounted for as liabilities	—	21,313,333	21,313,333

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 3. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

The following tables set forth the effects of the restatement on the affected line items within our previously reported unaudited condensed financial statements.

	As Previously Reported	Adjustments	As Restated
Condensed Balance Sheet as of September 30, 2020
Warrant liabilities	$—	$24,546,666	$24,546,666
Total liabilities	10,640,289	24,546,666	35,186,955
Class A common stock subject to possible redemption	285,990,770	(24,546,670)	261,444,100
Class A common stock	140	246	386
Additional paid-in capital	5,148,768	3,980,203	9,128,971
Accumulated deficit	(149,656)	(3,980,445)	(4,130,101)
Total Stockholders’ Equity	5,000,002	4	5,000,006

Condensed Statement of Operations for the period from June 2, 2020 (inception) through September 30, 2020
Warrant offering costs	$—	$(747,112)	$(747,112)
Change in fair value of warrant liabilities	—	(3,233,333)	(3,233,333)
Other expense, net	7,109	(3,980,445)	(3,973,336)
Loss before provision for income taxes	(149,656)	(3,980,445)	(4,130,101)
Net loss	(149,656)	(3,980,445)	(4,130,101)
Basic and diluted loss per share, Class B	(0.02)	(0.53)	(0.55)

Condensed Statement of Operations for the three months ended September 30, 2020
Warrant offering costs	$—	$(747,112)	$(747,112)
Change in fair value of warrant liabilities	—	(3,233,333)	(3,233,333)
Other expense, net	7,109	(3,980,445)	(3,973,336)
Loss before provision for income taxes	(148,287)	(3,980,445)	(4,128,732)
Net loss	(148,287)	(3,980,445)	(4,128,732)
Basic and diluted loss per share, Class B	(0.02)	(0.53)	(0.55)

Condensed Statement of Cash Flows for the period from June 2, 2020 (inception) through September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(149,656)	$(3,980,445)	$(4,130,101)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred warrant offering costs	—	458,500	458,500
Change in fair value of warrant liabilities	—	3,233,333	3,233,333
Net cash used in operating activities	(321,572)	(288,612)	(610,184)
Proceeds from sale of Units, net of underwriting discounts paid	294,000,000	262,000	294,262,000
Payment of offering costs	(160,614)	26,612	(134,002)
Net cash provided by financing activities	301,682,297	288,612	301,970,909
Non-Cash Investing and Financing Activities:
Initial measurement of warrants issued in connection with the Initial Public Offering accounted for as liabilities	—	21,313,333	21,313,333

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 4. INITIAL PUBLIC OFFERING

On August 7, 2020, the Company consummated the Initial Public Offering of 27,500,000 Units at $10.00 per Unit, generating gross proceeds of $275.0 million. Each Unit consists of one share of Class A common stock, par value $0.0001 per share, and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

Additionally, the Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. On August 11, 2020, the underwriters purchased 2,500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. The Over-Allotment Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $25.0 million. The underwriters did not exercise the remaining portion of their Over-Allotment Option. As a result, the initial stockholders forfeited 406,250 shares, resulting in the initial stockholders holding an aggregate of 7,500,000 shares of Class B common stock. The shares forfeited by the initial stockholders were cancelled by the Company.

Including the partial exercise of the Over-Allotment Option, there were an aggregate of 30,000,000 Units sold, generating total gross proceeds of $300.0 million.

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,000,000 Private Placement Warrants to the sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $7.5 million.

On August 11, 2020, simultaneously with the sale of the Over-Allotment Units discussed in Note 4, the Company consummated a private sale (the “Over-Allotment Private Placement”) of an additional 333,333 Private Placement Warrants to the sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the sponsor was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees.

The sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On June 4, 2020, Pendrell Corporation (“Pendrell”) paid for certain offering costs for an aggregate price of $25,000 in exchange for issuance of 7,187,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”). Pendrell transferred such shares to the sponsor on June 9, 2020. In July 2020, the sponsor transferred shares to its independent directors and various other directors, officers, employees and consultants of the Company and Pendrell, in each case for approximately the same per-share price as initially paid by the Company’s sponsor. On August 4, 2020, the Company effected a 1.1-for-1 common stock split (the “Stock Split”) resulting in 7,906,250 shares outstanding held as follows: 33,000 shares by each of Wayne Perry, Dennis Weibling and Cathleen A. Massey, its independent directors, 165,000 shares held by Craig O. McCaw, 110,000 shares held by Randy Russell, 88,000 shares held by R. Gerard Salemme, 44,000 shares held by Steve Ednie, 262,900 shares held by other directors,

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 6. RELATED PARTY TRANSACTIONS (cont.)

officers, employees and consultants of Pendrell, and 7,137,350 shares held by the sponsor. On September 21, 2020, the sponsor forfeited 406,250 Founder Shares due to the partial exercise of the Over-Allotment Option by the underwriters so that the Founder Shares represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering (see Note 4).

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, the Founder Shares will be released from the lock-up if (1) the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property.

Related Party Loans

On June 4, 2020, Pendrell agreed to loan the Company an aggregate of up to $0.3 million to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). Pendrell assigned the Note to the sponsor on June 9, 2020, which assumed all obligations thereunder. The loan was non-interest bearing, unsecured and due at the earlier of December 31, 2021 or the completion of the Initial Public Offering. The loan was repaid upon the closing of the Initial Public Offering out of the $1.0 million of offering proceeds that was allocated to the payment of offering expenses.

In addition, in order to finance transaction costs in connection with a Business Combination, the sponsor or an affiliate of the sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. At December 31, 2020, the Company did not have any borrowings under the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on August 4, 2020 and continuing until the earlier of the Company’s consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the sponsor a total of $10,000 per month for office space, secretarial and administrative services. For the period from June 2, 2020 (inception) through December 31, 2020, the Company incurred $48,710 in fees for these services.

The sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the sponsor, officers, directors or their affiliates.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 7. COMMITMENTS

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement. These holders are entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statement. The registration rights agreement does not provide for any maximum cash penalties nor any penalties connected with delays in registering the Company’s Class A common stock.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $6.0 million in the aggregate, upon the closing of the Initial Public Offering and the partial exercise of the Over-Allotment Option. In addition, $0.35 per unit, or approximately $10.5 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might results from the outcome of this uncertainty.

NOTE 8. STOCKHOLDERS’ EQUITY

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. At December 31, 2020, there were 4,176,807 shares of Class A common stock issued and outstanding, excluding 25,823,193 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. In June 2020, the Company issued 7,187,500 shares of Class B common stock. On August 4, 2020, the Company effected a Stock Split resulting in 7,906,250 shares of Class B common stock outstanding. On September 21, 2020, the Company forfeited 406,250 shares of Class B common stock as a result of the partial exercise of the underwriters’ Over-Allotment Option so that the initial stockholders collectively own 20% (7,500,000 shares) of the Company’s issued and outstanding common stock (see Note 4). At December 31, 2020, there were 7,500,000 shares of Class B common stock issued and outstanding.

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as required by law.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 8. STOCKHOLDERS’ EQUITY (cont.)

stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act).

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless” basis, and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

If (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 10 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price of the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 8. STOCKHOLDERS’ EQUITY (cont.)

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may call the Public Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 9. INCOME TAXES

The Company’s net deferred tax assets are as follows:

December 31, 2020
Deferred tax asset
Organizational costs/Startup expenses	$122,932
Net operating losses	14,645
Total deferred tax asset	137,577
Valuation allowance	(137,577)
Deferred tax asset, net of allowance	$—

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 9. INCOME TAXES (cont.)

The income tax provision consists of the following:

For the period from June 2, 2020 (inception) through December 31, 2020
Federal
Current	$—
Deferred	(137,577)

State
Current	—
Deferred	—
Change in valuation allowance	137,577
Income tax provision	$—

As of December 31, 2020, the Company had U.S. federal net operating loss carryovers of $69,740 available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from June 2, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $137,577.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2020 is as follows:

Statutory federal income tax rate	21.0%
Non-deductible change in fair value of warrant liabilities	(17.0)%
Non-deductible warrant offering costs	(2.1)%
Change in valuation allowance	(1.9)%
Income tax provision	—%

The Company’s effective tax rate differs from the U.S. statutory rate primarily due to the recognition of gain or loss from the change in the fair value of warrant liabilities and the expensing of offering costs related to the issuance of warrants, both of which are not deductible for tax purposes.

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 10. FAIR VALUE MEASUREMENTS

At December 31, 2020, assets held in the Trust Account were comprised of $300,046,957 in money market funds which are invested in U.S. Treasury Securities. As of December 31, 2020, the Company had not withdrawn any of the interest earned on the Trust Account to pay franchise or income tax obligations.

At December 31, 2020, there were 10,000,000 Public Warrants and 5,333,333 Private Placement Warrants outstanding.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2020
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$300,046,957
Liabilities:
Warrant liabilities	3	27,253,333

Warrants

The warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Statement of Operations.

The Company established the initial fair value for the warrants on August 7, 2020, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-third of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B common stock, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption (temporary equity), Class A common stock (permanent equity) and Class B common stock (permanent equity) based on their relative fair values at the initial measurement date.

The warrants were classified as Level 3 at the measurement dates due to the use of unobservable inputs. There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2020.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The key inputs into the Monte Carlo simulation model for the warrants were as follows at initial measurement and as of December 31, 2020:

Input	August 7, 2020 (Initial Measurement)	December 31, 2020
Risk-free interest rate	0.28%	0.41%
Expected term (years)	5	5
Expected volatility	28.00%	29.00%
Exercise price	$11.50	$11.50
Stock price	$9.50	$10.11

The Company’s use of a Monte Carlo simulation model required the use of subjective assumptions:

•        The risk-free interest rate assumption was based on the U.S. Treasury rate for expected terms, which was commensurate with the contractual term of the warrants, which expire on the earlier of (i) five years after the completion of the initial business combination and (ii) upon redemption or liquidation. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The expected term was determined based on the exercise period, the warrants become exercisable on the later of (i) 30 days after the completion of a business combination and (ii) 12 months from the Initial Public Offering date. An increase in the expected term, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The expected volatility assumption was based on the implied volatility from a set of comparable publicly-traded warrants as determined based on the size and proximity of other similar business combinations. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The stock price at Initial Public Offering represents unit price less one-third of the warrant price at the Initial Public Offering date. The stock price as of December 31, 2020 represents closing price on the measurement date as observed from the ticker HOL.

Based on the applied volatility assumption and the expected term to a business combination noted above, the Company determined that the fair value of the warrant liabilities upon their issuance on August 7, 2020 was $21.3 million. As of December 31, 2020, the aggregate value of the warrants were $27.3 million. The change in the fair value of the warrant liabilities of $5.9 million was recognized in the Statement of Operations.

The change in the fair value of the warrant liabilities for the period from June 2, 2020 (inception) through December 31, 2020 is summarized as follows:

Warrant Liabilities
Fair value as of June 2, 2020 (inception)	$—
Initial measurement on August 7, 2020(1)	21,313,333
Change in fair value of warrant liabilities	5,940,000
Fair value as of December 31, 2020	$27,253,333

____________

(1)      Includes 833,333 Public Warrants issued as a result of the partial exercise of Over-Allotment Units and 333,333 Private Placement Warrants as a result of the Over-Allotment Private Placement.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 11. PROPOSED BUSINESS COMBINATION

On February 2, 2021, the Company entered into a business combination agreement by and among the Company, Holicity Merger Sub Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), and Astra Space, Inc. (“Astra”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). The business combination was unanimously approved by the Company’s board of directors (the “Board”) on January 29, 2021. If the Business Combination Agreement is approved by the Company’s stockholders and Astra’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly-owned subsidiary of the Company (the “Astra Merger”). In addition, in connection with the consummation of the Astra Merger (the “Closing”), the Company will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name.

Pursuant to the Business Combination Agreement, the Company has agreed to acquire all of the outstanding equity interests of Astra for approximately $2.03 billion in aggregate consideration to be paid at the effective time of the Astra Merger (the “Effective Time”). The consideration for the Astra Merger will be paid through stock in New Astra as follows: each share of Astra common stock and each share of preferred stock of Astra (“Astra Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares of Astra common stock held in the treasury of Astra immediately prior to the Effective Time) shall be converted into the right to receive, with respect to any Astra Class A common stock or Astra Preferred Stock issued and outstanding immediately prior to the Effective Time, a number of shares of Class A common stock of the Company equal to the “Per Share Merger Consideration Value” divided by $10.00 per share, where the “Per Share Merger Consideration Value” is (a)(x) $2,030,000,000.00 plus (y) the aggregate exercise price of all of the options to purchase shares of Astra common stock (“Astra Options”) and warrants to purchase shares of Astra common stock (“Astra Warrants”) described in the Business Combination Agreement divided by (b) the number of all outstanding shares, as of the date hereof, of Astra common stock (including (A) shares of Astra common stock issuable upon conversion of the Astra Preferred Stock outstanding on the date hereof, (B) any shares of Astra common stock issued or issuable upon the exercise of all Astra Options and Astra Warrants outstanding on the date of the Business Combination Agreement and (C) the vesting of Astra restricted shares outstanding as of the date of the Business Combination Agreement). Each share of Astra Class A common stock and each share of Astra Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares of Astra Class A common stock held in the treasury of Astra immediately prior to the Effective Time) shall be converted into the right to receive a number of shares of the Company’s Class A common stock equal to (i) the Per Share Merger Consideration Value, divided by (ii) $10.00 per share and each share of Astra Class B common stock and each share of Founders Preferred Stock of Astra (other than dissenting shares and shares of Astra Class B common stock held in the treasury of Astra immediately prior to the Effective Time) shall be converted into the right to receive a number of shares of the Company’s Class B Common Stock equal to (i) the Per Share Merger Consideration Value, divided by (ii) $10.00 per share.

Pursuant to the Business Combination Agreement, at the Effective Time, (i) each Astra Option that is outstanding and unexercised immediately prior to the Effective Time shall be assumed and converted into a newly issued option exercisable for Class A common stock of New Astra, (ii) each Astra Warrant that is issued and outstanding immediately prior to the Effective Time and has not been terminated pursuant to its terms will be assumed and converted into a warrant exercisable for Class A common stock of New Astra on the same terms and conditions as applied to the existing Astra Warrants, and (iii) in respect of each unvested share of restricted stock or restricted stock unit that is unvested immediately prior to the effective time of the Astra Merger (A) each share of restricted stock or restricted stock unit (other than those held by an individual who has waived the right to accelerate the vesting of such stock or stock unit) will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any and (B) each share of restricted stock or restricted stock unit held by an individual who has waived the right to accelerate the vesting of such stock or stock unit will be cancelled and converted into restricted shares of New Astra stock, subject to the same terms and conditions as the Astra awards.

The shares of Class B common stock of New Astra will have the same economic terms as the shares of Class A common stock of New Astra, but the shares of Class B common stock of New Astra will have 10 votes per share, whereas the shares of Class A common stock will have one (1) vote per share. The outstanding shares of Class B

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 11. PROPOSED BUSINESS COMBINATION (cont.)

common stock of New Astra will be subject to a “sunset” provision permitted whereby such shares of Class B common Stock of New Astra will automatically convert to shares of Class A common stock if the Founders and other qualified holders of Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of Class B common stock of New Astra collectively held by the Founders and their permitted transferees as of the Effective Time.

The closing of the Astra Merger is subject to certain customary conditions, including, among other things: (i) approval by the Company’s stockholders and Astra’s stockholders of the Business Combination Agreement, the Astra Merger and certain other actions related thereto; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended; (iii) the Company having at least $250 million of cash at the closing of the Astra Merger, consisting of cash held in its trust account and the aggregate amount of cash actually invested in (or contributed to) the Company pursuant to the Subscription Agreements (as defined below), after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the closing of the Astra Merger and the payment of Astra’s and the Company’s outstanding transaction expenses as contemplated by the Business Combination Agreement; (iv) the shares of Class A common stock of New Astra to be issued in connection with the Astra Merger having been approved for listing on The Nasdaq Capital Market (“Nasdaq”) subject only to official notice of issuance thereof; (v) no material adverse effect, as defined in the Business Combination Agreement, has occurred with respect to Astra; and (vi) each Founder is employed by and devotes his full time and attention to Astra, and has not died or become disabled.

Other Agreements

Subscription Agreements

The Company entered into subscription agreements (the “Subscription Agreements”), each dated as of February 2, 2021, with certain institutional investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Astra Merger, an aggregate of 20,000,000 shares of Class A common stock for $10 per share for aggregate gross proceeds of $200 million. As a consequence of the Astra Merger, as of the closing of the Astra Merger, each of the holders of shares of Class A common stock issued pursuant to the Subscription Agreements will automatically receive, on a one-for-one basis, shares of New Astra Class A common stock.

Investors’ Rights Agreement

The Company entered into an investors’ rights agreement (the “Investors’ Rights Agreement”), dated as of February 2, 2021, among the Company, Astra and certain of their respective stockholders including the Founders and X-icity Holdings Corporation (the “Sponsor”), which will become effective upon consummation of the Astra Merger. Pursuant to the Investors’ Rights Agreement, New Astra will be required to register for resale securities held by the stockholders party thereto. New Astra will have no obligation to facilitate more than one demand made by the Sponsor, or its affiliates, that New Astra register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by New Astra. New Astra will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement restricts the ability of the Sponsor and the Founders to transfer their shares of New Astra common stock, subject to certain permitted transfers, until the earlier of (i) the first anniversary of the closing of the Astra Merger and (ii) following the closing of the Astra Merger, if the closing price of the New Astra common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of the Astra Merger. The Investors’ Rights Agreement also restricts the ability of each other stockholder who is a party thereto, including the directors and officers of Astra, to transfer their shares of New Astra common stock, subject to certain permitted transfers, until six (6) months after the closing of the Astra Merger.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 11. PROPOSED BUSINESS COMBINATION (cont.)

Support Agreements

In connection with and following the execution of the Business Combination Agreement, certain Astra stockholders (the “Astra Supporting Stockholders”) entered into Astra support agreements with the Company (the “Support Agreements”). Under the Support Agreements, each Astra Supporting Stockholder agreed, on (or effective as of) the third business day following the SEC declaring effective the proxy statement/prospectus relating to the approval by the Company’s stockholders of the Astra Merger, to execute and deliver a written consent with respect to the outstanding shares of Astra common stock and preferred stock held by such Astra Supporting Stockholder adopting the Business Combination Agreement and approving the Astra Merger. The shares of Astra common stock and preferred stock that are owned by the Astra Supporting Stockholders and subject to the Support Agreements represent approximately seventy percent (70%) of the outstanding voting power of Astra common stock and preferred stock (on an as converted basis). In addition, the Support Agreements prohibit the Astra Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into an Agreement (the “Sponsor Agreement”) with Astra, pursuant to which the Sponsor agreed to vote all shares of the Company’s common stock beneficially owned by it in favor of each of the proposals at the Company’s stockholders meeting to vote on the Astra Merger and the adoption of the Business Combination Agreement, to use its reasonable best efforts to take all actions reasonably necessary to consummate the Astra Merger, to waive any anti-dilution protections provided to the Sponsor in the Company’s Certificate of Incorporation and to not take any action that would reasonably be expected to materially delay or prevent the satisfaction of the conditions to the Astra Merger set forth in the Business Combination Agreement.

The Sponsor Agreement provides that the Sponsor will not redeem any shares of the Company’s common stock and will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Astra, any affiliate or designee of the Sponsor acting in his or her capacity as director or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Business Combination Agreement or the consummation of the transactions contemplated in such agreements.

Director Nomination Agreement

In connection with the Closing, New Astra and the Sponsor will enter into a director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, the Sponsor will hold certain rights to nominate a member of the Board effective as of the Closing Date, subject to the conditions set forth in the Director Nomination Agreement. The Sponsor’s initial nominee to the board is expected to be Craig McCaw. The Director Nomination Agreement will terminate as of the date that is twelve (12) months after of the Closing.

NOTE 12. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through April 30, 2021, the date the audited financial statements were issued. Based upon this review, the Company did not identify any subsequent events that, except as noted above, would have required adjustment or disclosure in the financial statements.

HOLICITY INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
March 31, 2021

	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS:
Current assets:
Cash	$455,935	$990,428
Prepaid expenses	211,550	209,654
Total current assets	667,485	1,200,082
Marketable securities held in trust account	300,012,660	300,046,957
Total Assets	$300,680,145	$301,247,039

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses	$1,053,985	$145,105
Franchise tax payable	50,124	116,667
Total current liabilities	1,104,109	261,772
Warrant liabilities	45,806,666	27,253,333
Deferred underwriting fee payable	10,500,000	10,500,000
Total Liabilities	57,410,775	38,015,105

Commitments and Contingencies
Class A common stock subject to possible redemption, 23,826,936 and 25,823,193 shares at $10.00 per share redemption value as of March 31, 2021 and December 31, 2020, respectively	238,269,360	258,231,930

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value, 200,000,000 shares authorized; 6,173,064 and 4,176,807 shares issued and outstanding (excluding 23,826,936 and 25,823,193 shares subject to possible redemption) as of March 31, 2021 and December 31, 2020, respectively	618	418
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,500,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020	750	750
Additional paid-in capital	32,303,479	12,341,109
Accumulated deficit	(27,304,837)	(7,342,273)
Total Stockholders’ Equity	5,000,010	5,000,004
Total Liabilities and Stockholders’ Equity	$300,680,145	$301,247,039

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

HOLICITY INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

Three Months Ended March 31, 2021
General and administrative expenses	$1,373,269
Franchise tax expense	50,000
Loss from operations	(1,423,269)

Other income (expense), net:
Interest earned on marketable securities held in Trust Account	14,038
Change in fair value of warrant liabilities	(18,553,333)
Other expense, net	(18,539,295)
Loss before provision for income taxes	(19,962,564)
Provision for income taxes	—
Net loss	$(19,962,564)

Weighted average shares outstanding of Class A common stock	30,000,000
Basic and diluted net income per share, Class A common stock	$—

Weighted average shares outstanding of Class B common stock	7,500,000
Basic and diluted net loss per share, Class B common stock	$(2.66)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

HOLICITY INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the three months ended March 31, 2021
(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	4,176,807	$418	7,500,000	$750	$12,341,109	$(7,342,273)	$5,000,004

Change in common stock subject to possible redemption	1,996,257	200	—	—	19,962,370	—	19,962,570

Net loss	—	—	—	—	—	(19,962,564)	(19,962,564)
Balance – March 31, 2021	6,173,064	$618	7,500,000	$750	$32,303,479	$(27,304,837)	$5,000,010

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

HOLICITY INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three months ended March 31, 2021
(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(19,962,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(14,038)
Change in fair value of warrant liabilities	18,553,333
Changes in operating assets and liabilities:
Prepaid expenses	(1,896)
Accrued expenses	908,880
Franchise tax payable	(66,543)
Net cash used in operating activities	(582,828)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay franchise taxes	48,335
Net cash used in investing activities	48,335

Net Change in Cash	(534,493)
Cash – Beginning of period	990,428
Cash – End of period	$455,935

Non-Cash financing activities:
Change in value of common stock subject to redemption	$(19,962,570)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 1 — Description of Organization, Business Operations and Basis of Presentation

These condensed consolidated financial statements include the accounts of Holicity Inc. and its consolidated subsidiary (collectively referred to as the “Company”). Holicity Inc. was incorporated in Delaware on June 2, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to initially focus its search on identifying a prospective target business in the technology, media and telecommunications (“TMT”) industries in the United States and other developed countries. The Company’s sponsor is X-icity Holdings Corporation (formerly Pendrell Holicity Holdings Corporation), a Washington corporation (the “sponsor”).

On February 2, 2021, the Company entered into a business combination agreement by and among the Company, Holicity Merger Sub Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), and Astra Space, Inc. (“Astra”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by the Company’s and Astra’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly-owned subsidiary of the Company (the “Astra Merger”). In addition, in connection with the consummation of the Astra Merger (the “Closing”), the Company will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name. For more detailed information regarding the Astra Merger, see Note 9.

The Sponsor intends to finance the Astra Merger in part with net proceeds from the initial public offering discussed below (see also Notes 3 and 4) and in part with the proceeds from private placements of an aggregate of 20,000,000 shares of Holicity Class A common stock to certain private placement investors for $10.00 per share for aggregate gross proceeds of $200.0 million to be issued at the Closing. Should the Astra Merger not be successful, the Company will continue to search for another business combination.

All activity for the period from June 2, 2020 (inception) through March 31, 2021 relates to the Company’s formation, its Initial Public Offering (as defined below), and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds of the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on August 4, 2020. On August 7, 2020, the Company consummated the Initial Public Offering of 27,500,000 units (the “Units” and the shares of Class A common stock included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $275.0 million.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $7.5 million.

On August 11, 2020, the underwriters purchased 2,500,000 in a partial exercise of their option to purchase additional Units (the “Over-Allotment Units”) to cover over-allotments (the “Over-Allotment Option”). The Over-Allotment Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $25.0 million. Simultaneously with the sale of the Over-Allotment Units, the Company consummated a private sale (the “Over-Allotment Private Placement”) of an additional 333,333 Private Placement Warrants to the sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Transaction costs amounted to $16.9 million, consisting of $6.0 million of underwriting fees, $10.5 million of deferred underwriting fees and $0.4 million of other offering costs. At March 31, 2021, cash of approximately $0.5 million was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering, a total of $300.0 million, consisting of the net proceeds of the Initial Public Offering, the Private Placement, the partial exercise of the Over-Allotment Option and the Over-Allotment Private Placement, was placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee, and is invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination or (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined above) (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company will provide holders of the Company’s outstanding shares of Class A common stock, par value $0.0001 per share, sold in the Initial Public Offering (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Company’s Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The sponsor and the Company’s officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until August 7, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less amounts released to pay taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete a Business Combination within the 24- month time period.

The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Act”). The Company will seek to reduce the possibility that the sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The Company has selected December 31 as its fiscal year end.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 12, 2021, as amended by Form 10-K/A filed with the SEC on May 3, 2021, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2020 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 12, 2021, as amended by Form 10-K/A filed with the SEC on May 3, 2021. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statements declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Capital Resources

As of March 31, 2021, the Company had approximately $0.5 million of cash and a working capital deficit of $0.4 million.

Prior to the completion of the Initial Public Offering (Note 3) and the Private Placement (Note 4), the Company’s liquidity needs had been satisfied through the sponsor’s payment of $25,000 of the Company’s liabilities in exchange for the issuance of the Founder Shares, and a promissory note (the “Note”) issued by the sponsor (Note 5). The Company repaid the Note on August 7, 2020.

Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs have been satisfied with the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the sponsor may provide the Company Working Capital Loans (see Note 5). To date, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company has sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from the Company’s estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At March 31, 2021 and December 31, 2020, substantially all of the assets held in the Trust Account were held in U.S. Treasury Securities. Through March 31, 2021, the Company had withdrawn an aggregate of $48,335 of interest earned on the Trust Account to pay franchise taxes as permitted.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Monte Carlo simulation approach for the Private Placement Warrants and market price for the public warrants (see Note 8).

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2021 and December 31, 2020, there were 23,826,936 and 25,823,193 shares of Class A common stock subject to possible redemption presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheet, respectively.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company’s currently taxable income primarily consists of interest income on the Trust Account less any franchise taxes. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three months ended March 31, 2021, the Company recorded no income tax expense. The Company’s effective tax rate for the three months ended March 31, 2021, was 0%, which differs from the expected income tax rate due to the Company recording a full valuation allowance on its deferred tax assets as of March 31, 2021.

Net Loss per Common Share

Net loss per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and the Private Placement to purchase 15,333,333 shares of Class A common stock in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s condensed consolidated statement of operations includes a presentation of income per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for Class A common stock is calculated by dividing the interest income earned on the Trust Account of $14,038 for the three months ended March 31, 2021 (net of applicable franchise and income taxes of approximately $14,000 for the three months ended March 31, 2021), by the weighted average number of Class A common stock for the period. Net loss per common share, basic and diluted, for Class B common stock is calculated by dividing the net loss, less income attributable to Class A common stock, by the weighted average number of Class B common stock outstanding for the period. Class B common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):

Three months ended March 31, 2021
Class A Common Stock
Numerator: Earnings allocable to Class A common stock
Interest income	$14,038
Income and franchise tax	(14,038)
Net Income	$—
Denominator: Weighted average Class A common stock
Class A common stock, basic and diluted	30,000,000
Earnings per share/basic and diluted Class A common stock	$0.00

Class B Common Stock
Numerator: Net loss less Class A common stock net income
Net loss	$(19,962,564)
Class A common stock net income	—
Net loss	$(19,962,564)
Denominator: Weighted average Class B common stock
Class B common stock, basic and diluted	7,500,000
Loss per share/basic and diluted Class B common stock	$(2.66)

Note: for the three months ended March 31, 2021, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s common stockholders.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 30,000,000 Units at a purchase price of $10.00 per Unit, which includes the partial exercise by the underwriters of their option to purchase an additional 4,125,000 Units at $10.00 per Unit, generating total gross proceeds of $300.0 million. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering and the partial exercise of the Over-Allotment Option, the Sponsor purchased an aggregate of 5,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $8.0 million. Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the sponsor was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees unless the Company calls for a redemption of all warrants when the reported price of the Class A common stock is at least $10.00 per share and no more than $18.00 per share.

The sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On June 4, 2020, Pendrell Corporation (“Pendrell”) paid for certain offering costs for an aggregate price of $25,000 in exchange for issuance of 7,187,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”). Pendrell transferred such shares to the sponsor on June 9, 2020. In July 2020, the sponsor transferred shares to its independent director nominees and various other directors, officers, employees and consultants of the Company and Pendrell, in each case for approximately the same per-share price as initially paid by the Company’s

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 5 — Related Party Transactions (cont.)

sponsor. On August 4, 2020, the Company effected a effected a 1.1-for-1 common stock split (the “Stock Split”) resulting in 7,906,250 shares outstanding held as follows: 33,000 shares by each of Wayne Perry, Dennis Weibling and Cathleen A. Massey, its independent directors, 165,000 shares held by Craig O. McCaw, 110,000 shares held by Randy Russell, 88,000 shares held by R. Gerard Salemme, 44,000 shares held by Steve Ednie, 262,900 shares held by other directors, officers, employees and consultants of Pendrell, and 7,137,350 shares held by the sponsor. On September 21, 2020, the sponsor forfeited 406,250 Founder Shares due to the partial exercise of the Over-Allotment Option by the underwriters so that the Founder Shares represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering (see Note 3).

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Related Party Loans

On June 4, 2020, Pendrell agreed to loan the Company an aggregate of up to $0.3 million to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). Pendrell assigned the Note to the sponsor on June 9, 2020, which assumed all obligations thereunder. The loan was non-interest bearing, unsecured and due at the earlier of December 31, 2021 or the completion of the Initial Public Offering. The loan was repaid upon the closing of the Initial Public Offering out of the $1.0 million of offering proceeds that had been allocated to the payment of offering expenses.

In addition, in order to finance transaction costs in connection with a Business Combination, the sponsor or an affiliate of the sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of a Business Combination.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on August 4, 2020 and continuing until the earlier of the Company’s consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the sponsor a total of $10,000 per month for office space, secretarial and administrative services. For the three months ended March 31, 2021, the Company incurred $30,000 in fees for these services.

The sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the sponsor, officers, directors or their affiliates.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement. These holders are entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statement. The registration rights agreement does not provide for any maximum cash penalties nor any penalties connected with delays in registering the Company’s Class A common stock.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might results from the outcome of this uncertainty.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $6.0 million in the aggregate, upon the closing of the Initial Public Offering and the partial exercise of the Over-Allotment Option. In addition, $0.35 per unit, or approximately $10.5 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 7 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. At March 31, 2021 and December 31, 2020, there were 6,173,064 and 4,176,807 shares of Class A common stock issued or outstanding, excluding 23,826,936 and 25,823,193 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. At March 31, 2021 and December 31, 2020, there were 7,500,000 shares of Class B common stock issued and outstanding.

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as required by law.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 7 — Stockholders’ Equity (cont.)

stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless” basis, and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

If (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 10 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price of the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 7 — Stockholders’ Equity (cont.)

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the sponsor or its permitted transferees, unless the Company calls for a redemption of all warrants when the reported price of the Class A common stock is at least $10.00 per share and no more than $18.00 per share (subject to the conditions described in more detail below). If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may only call the Public Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, (i) the warrants are currently exercisable, (ii) there is an effective registration statement covering the Class A common stock issuable upon exercise of the warrants and (iii) the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Company may call both the Private Placement Warrants and the Public Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.10 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption; and

•        if, and only if, (i) there is an effective registration statement covering the Class A common stock issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period, and (ii) the last reported sales price of the Class A common stock reported has been at least $10.00 per share on the trading day prior to the date on which notice of the redemption is given.

During this 30-day redemption period in connection with a redemption of warrants when the price of the Class A common stock is at least $10.00 per share and no more than $18.00 per share, the holders of the warrants may elect to receive, in lieu of the redemption price, a number of shares of Class A common stock per warrant determined by reference to the table as set forth in the warrant agreement.

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 8 — Fair Value Measurements

At March 31, 2021 and December 31, 2020, assets held in the Trust Account were comprised of $300,012,660 and $300,046,957 in money market funds which are invested in U.S. Treasury Securities, respectively. The Company withdrew $48,335 of the interest earned on the Trust Account to pay franchise tax obligations during the three months ended March 31, 2021. No funds were withdrawn during 2020.

At March 31, 2021, there were 10,000,000 Public Warrants and 5,333,333 Private Placement Warrants outstanding.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$300,012,660	$300,046,957
Liabilities:
Warrant liabilities	1	28,900,000	—
Warrant liabilities	3	16,906,666	27,253,333

Warrants

The warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Statement of Operations.

The Company established the initial fair value for the warrants on August 7, 2020, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-third of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B common stock, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption (temporary equity), Class A common stock (permanent equity) and Class B common stock (permanent equity) based on their relative fair values at the initial measurement date.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 8 — Fair Value Measurements (cont.)

The warrants were classified as Level 3 at December 31, 2020 due to the use of unobservable inputs. A portion of the warrant liability (attributable to the Public Warrants) moved from Level 3 to Level 1 during the three months ended March 31, 2021, after the Company announced its Proposed Business Combination (see Note 9) and the Public Warrants began active trading.

The key inputs into the Monte Carlo simulation model for the warrants were as follows at March 31, 2021 and December 31, 2020:

Input	March 31, 2021	December 31, 2020
Risk-free interest rate	0.94%	0.41%
Expected term (years)	5	5
Expected volatility	29.00%	29.00%
Exercise price	$11.50	$11.50
Stock price	$11.79	$10.11

The Company’s use of a Monte Carlo simulation model required the use of subjective assumptions:

•        The risk-free interest rate assumption was based on the U.S. Treasury rate for expected terms, which was commensurate with the contractual term of the warrants, which expire on the earlier of (i) five years after the completion of the initial business combination and (ii) upon redemption or liquidation. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The expected term was determined based on the exercise period, the warrants become exercisable on the later of (i) 30 days after the completion of a business combination and (ii) 12 months from the Initial Public Offering date. An increase in the expected term, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The expected volatility assumption was based on the implied volatility from a set of comparable publicly-traded warrants as determined based on the size and proximity of other similar business combinations. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•        The stock price as of March 31, 2021 and December 31, 2020 represents the closing price on the measurement date as observed from the ticker HOL.

Based on the applied volatility assumption and the expected term to a business combination noted above, the Company determined that the fair value of the warrant liabilities at December 31, 2020 was $27.3 million. As of March 31, 2021, the aggregate value of the warrants were $45.8 million. The change in the fair value of the warrant liabilities of $18.6 million was recognized in the condensed consolidated Statement of Operations.

The change in the fair value of the warrant liabilities for the period from December 31, 2020 through March 31, 2021 is summarized as follows:

Warrant Liabilities
Fair value as of December 31,2020	$27,253,333
Change in fair value of warrant liabilities	18,553,333
Fair value as of March 31, 2021	$45,806,666

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 9 — Proposed Business Combination

On February 2, 2021, the Company entered into a business combination agreement by and among the Company, Holicity Merger Sub Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), and Astra Space, Inc. (“Astra”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). The business combination was unanimously approved by the Company’s board of directors (the “Board”) on January 29, 2021. If the Business Combination Agreement is approved by the Company’s stockholders and Astra’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly-owned subsidiary of the Company (the “Astra Merger”). In addition, in connection with the consummation of the Astra Merger (the “Closing”), the Company will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name.

Pursuant to the Business Combination Agreement, the Company has agreed to acquire all of the outstanding equity interests of Astra for approximately $2.03 billion in aggregate consideration to be paid at the effective time of the Astra Merger (the “Effective Time”). The consideration for the Astra Merger will be paid through stock in New Astra as follows: each share of Astra common stock and each share of preferred stock of Astra (“Astra Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares of Astra common stock held in the treasury of Astra immediately prior to the Effective Time) shall be converted into the right to receive, with respect to any Astra Class A common stock or Astra Preferred Stock issued and outstanding immediately prior to the Effective Time, a number of shares of Class A common stock of the Company equal to the “Per Share Merger Consideration Value” divided by $10.00 per share, where the “Per Share Merger Consideration Value” is (a)(x) $2,030,000,000.00 plus (y) the aggregate exercise price of all of the options to purchase shares of Astra common stock (“Astra Options”) and warrants to purchase shares of Astra common stock (“Astra Warrants”) described in the Business Combination Agreement divided by (b) the number of all outstanding shares, as of the date hereof, of Astra common stock (including (A) shares of Astra common stock issuable upon conversion of the Astra Preferred Stock outstanding on the date hereof, (B) any shares of Astra common stock issued or issuable upon the exercise of all Astra Options and Astra Warrants outstanding on the date of the Business Combination Agreement and (C) the vesting of Astra restricted shares outstanding as of the date of the Business Combination Agreement). Each share of Astra Class A common stock and each share of Astra Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares of Astra Class A common stock held in the treasury of Astra immediately prior to the Effective Time) shall be converted into the right to receive a number of shares of the Company’s Class A common stock equal to (i) the Per Share Merger Consideration Value, divided by (ii) $10.00 per share and each share of Astra Class B common stock and each share of Founders Preferred Stock of Astra (other than dissenting shares and shares of Astra Class B common stock held in the treasury of Astra immediately prior to the Effective Time) shall be converted into the right to receive a number of shares of the Company’s Class B Common Stock equal to (i) the Per Share Merger Consideration Value, divided by (ii) $10.00 per share.

Pursuant to the Business Combination Agreement, at the Effective Time, (i) each Astra Option that is outstanding and unexercised immediately prior to the Effective Time shall be assumed and converted into a newly issued option exercisable for Class A common stock of New Astra, (ii) each Astra Warrant that is issued and outstanding immediately prior to the Effective Time and has not been terminated pursuant to its terms will be assumed and converted into a warrant exercisable for Class A common stock of New Astra on the same terms and conditions as applied to the existing Astra Warrants, and (iii) in respect of each unvested share of restricted stock or restricted stock unit that is unvested immediately prior to the effective time of the Astra Merger (A) each share of restricted stock or restricted stock unit (other than those held by an individual who has waived the right to accelerate the vesting of such stock or stock unit) will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any and (B) each share of restricted stock or restricted stock unit held by an individual who has waived the right to accelerate the vesting of such stock or stock unit will be cancelled and converted into restricted shares of New Astra stock, subject to the same terms and conditions as the Astra awards.

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 9 — Proposed Business Combination (cont.)

The shares of Class B common stock of New Astra will have the same economic terms as the shares of Class A common stock of New Astra, but the shares of Class B common stock of New Astra will have 10 votes per share, whereas the shares of Class A common stock will have one (1) vote per share. The outstanding shares of Class B common stock of New Astra will be subject to a “sunset” provision permitted whereby such shares of Class B common Stock of New Astra will automatically convert to shares of Class A common stock if the Founders and other qualified holders of Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of Class B common stock of New Astra collectively held by the Founders and their permitted transferees as of the Effective Time.

The closing of the Astra Merger is subject to certain customary conditions, including, among other things: (i) approval by the Company’s stockholders and Astra’s stockholders of the Business Combination Agreement, the Astra Merger and certain other actions related thereto; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended; (iii) the Company having at least $250 million of cash at the closing of the Astra Merger, consisting of cash held in its trust account and the aggregate amount of cash actually invested in (or contributed to) the Company pursuant to the Subscription Agreements (as defined below), after giving effect to redemptions of public shares, if any, but before giving effect to the consummation of the closing of the Astra Merger and the payment of Astra’s and the Company’s outstanding transaction expenses as contemplated by the Business Combination Agreement; (iv) the shares of Class A common stock of New Astra to be issued in connection with the Astra Merger having been approved for listing on The Nasdaq Capital Market (“Nasdaq”) subject only to official notice of issuance thereof; (v) no material adverse effect, as defined in the Business Combination Agreement, has occurred with respect to Astra; and (vi) each Founder is employed by and devotes his full time and attention to Astra, and has not died or become disabled.

Other Agreements

Subscription Agreements

The Company entered into subscription agreements (the “Subscription Agreements”), each dated as of February 2, 2021, with certain institutional investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the closing of the Astra Merger, an aggregate of 20,000,000 shares of Class A common stock for $10 per share for aggregate gross proceeds of $200 million. As a consequence of the Astra Merger, as of the closing of the Astra Merger, each of the holders of shares of Class A common stock issued pursuant to the Subscription Agreements will automatically receive, on a one-for-one basis, shares of New Astra Class A common stock.

Investors’ Rights Agreement

The Company entered into an investors’ rights agreement (the “Investors’ Rights Agreement”), dated as of February 2, 2021, among the Company, Astra and certain of their respective stockholders including the Founders and X-icity Holdings Corporation (the “Sponsor”), which will become effective upon consummation of the Astra Merger. Pursuant to the Investors’ Rights Agreement, New Astra will be required to register for resale securities held by the stockholders party thereto. New Astra will have no obligation to facilitate more than one demand made by the Sponsor, or its affiliates, that New Astra register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by New Astra. New Astra will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement restricts the ability of the Sponsor and the Founders to transfer their shares of New Astra common stock, subject to certain permitted transfers, until the earlier of (i) the first anniversary of the closing of the Astra Merger and (ii) following the closing of the Astra Merger, if the closing price of the New Astra common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of

HOLICITY INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2021
(Unaudited)

Note 9 — Proposed Business Combination (cont.)

the Astra Merger. The Investors’ Rights Agreement also restricts the ability of each other stockholder who is a party thereto, including the directors and officers of Astra, to transfer their shares of New Astra common stock, subject to certain permitted transfers, until six (6) months after the closing of the Astra Merger.

Support Agreements

In connection with and following the execution of the Business Combination Agreement, certain Astra stockholders (the “Astra Supporting Stockholders”) entered into Astra support agreements with the Company (the “Support Agreements”). Under the Support Agreements, each Astra Supporting Stockholder agreed, on (or effective as of) the third business day following the SEC declaring effective the proxy statement/prospectus relating to the approval by the Company’s stockholders of the Astra Merger, to execute and deliver a written consent with respect to the outstanding shares of Astra common stock and preferred stock held by such Astra Supporting Stockholder adopting the Business Combination Agreement and approving the Astra Merger. The shares of Astra common stock and preferred stock that are owned by the Astra Supporting Stockholders and subject to the Support Agreements represent approximately seventy percent (70%) of the outstanding voting power of Astra common stock and preferred stock (on an as converted basis). In addition, the Support Agreements prohibit the Astra Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into an Agreement (the “Sponsor Agreement”) with Astra, pursuant to which the Sponsor agreed to vote all shares of the Company’s common stock beneficially owned by it in favor of each of the proposals at the Company’s stockholders meeting to vote on the Astra Merger and the adoption of the Business Combination Agreement, to use its reasonable best efforts to take all actions reasonably necessary to consummate the Astra Merger, to waive any anti-dilution protections provided to the Sponsor in the Company’s Certificate of Incorporation and to not take any action that would reasonably be expected to materially delay or prevent the satisfaction of the conditions to the Astra Merger set forth in the Business Combination Agreement.

The Sponsor Agreement provides that the Sponsor will not redeem any shares of the Company’s common stock and will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Astra, any affiliate or designee of the Sponsor acting in his or her capacity as director or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Business Combination Agreement or the consummation of the transactions contemplated in such agreements.

Director Nomination Agreement

In connection with the Closing, New Astra and the Sponsor will enter into a director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, the Sponsor will hold certain rights to nominate a member of the Board effective as of the Closing Date, subject to the conditions set forth in the Director Nomination Agreement. The Sponsor’s initial nominee to the board is expected to be Craig McCaw. The Director Nomination Agreement will terminate as of the date that is twelve (12) months after of the Closing.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through May 17, 2021, the date the unaudited condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Astra Space, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Astra Space, Inc. (a Delaware corporation) and subsidiary (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, temporary equity and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company incurred a significant operating loss during the year ended December 31, 2020, and as of that date, the Company had an accumulated deficit of $190.7 million. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Phoenix, Arizona
April 30, 2021

ASTRA SPACE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$10,611	$10,519
Inventories	649	—
Prepaid and other current assets	485	765
Total current assets	11,745	11,284
Non-current assets:
Property, plant and equipment, net	24,069	26,001
Other non-current assets	77	356
Total assets	$35,891	$37,641

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,474	$3,308
Accrued expenses and other current liabilities	4,390	649
Long-term debt, current portion	41,132	1,600
Long-term debt, current portion due to related parties	10,503	—
Total current liabilities	58,499	5,557
Non-current liabilities:
Long-term debt	7,286	25,544
Long-term debt due to related parties	—	10,927
Other non-current liabilities	1,685	1,698
Total liabilities	67,470	43,726

Commitments and Contingencies (Note 8)

TEMPORARY EQUITY
Series A convertible preferred stock, $0.000001 par value; 66,191,660 shares authorized as of December 31, 2020 and 2019; 65,780,540 shares issued and outstanding as of December 31, 2020 and 2019, net of issuance costs	15,922	15,922
Series B convertible preferred stock, $0.000001 par value; 71,288,515 shares authorized as of December 31, 2020 and 2019; 70,713,123 shares issued and outstanding as of December 31, 2020 and 2019, net of issuance costs	92,907	92,907
Total temporary equity	108,829	108,829

STOCKHOLDERS’ DEFICIT
Founders convertible preferred stock, $0.000001 par value; 18,500,000 shares authorized as of December 31, 2020 and 2019; 18,500,000 shares issued and outstanding as of December 31, 2020 and 2019	—	—
Class A common stock, $0.000001 par value; 265,000,000 shares authorized as of December 31, 2020 and 2019; 23,578,583 shares issued and outstanding as of December 31, 2020 and 9,194,900 shares issued and outstanding as of December 31, 2019	—	—
Class B common stock, $0.000001 par value; 92,500,000 shares authorized as of December 31, 2020 and 2019; 71,100,000 shares issued and outstanding as of December 31, 2020 and 2019	—	—
Additional paid in capital	50,289	7,490
Accumulated deficit	(190,697)	(122,404)
Total stockholders’ deficit	(140,408)	(114,914)
Total liabilities, temporary equity and stockholders’ deficit	$35,891	$37,641

The accompanying notes are an integral part of these consolidated financial statements.

ASTRA SPACE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	For the years ended December 31,
	2020	2019
Operating expenses:
Research and development	$27,544	$40,067
General and administrative	45,950	12,518
Total operating loss	(73,494)	(52,585)
Interest expense, net	(5,659)	(870)
Other income, net	10,860	276
Loss before taxes	(68,293)	(53,179)
Income tax expense	—	—
Net loss	$(68,293)	$(53,179)

Net loss per share:
Weighted average number of shares of Class A common stock outstanding – basic and diluted	9,902,845	8,082,020
Net loss per share of Class A common stock – basic and diluted	$(0.82)	$(0.74)
Weighted average number of shares of Class B common stock outstanding – basic and diluted	73,385,753	63,684,201
Net loss per share of Class B common stock – basic and diluted	$(0.82)	$(0.74)

The accompanying notes are an integral part of these consolidated financial statements.

ASTRA SPACE, INC.
CONSOLIDATED STATEMENTS OF TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Founders Convertible Preferred Stock		Additional paid-in capital	Accumulated deficit	Total deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	136,493,663	$108,829	61,284,797	$—	18,500,000	$—	$6,642	$(69,225)	$(62,583)
Stock-based compensation	—	—	18,491,667	—	—	—	814	—	814
Exercise of options	—	—	518,436	—	—	—	34	—	34
Net loss	—	—	—	—	—	—	—	(53,179)	(53,179)
Balance as of December 31, 2019	136,493,663	108,829	80,294,900	—	18,500,000	—	7,490	(122,404)	(114,914)
Stock-based compensation	—	—	9,993,752	—	—	—	32,202	—	32,202
Exercise of options	—	—	4,389,931	—	—	—	878	—	878
Debt discount related to beneficial conversion feature of convertible notes	—	—	—	—	—	—	9,239	—	9,239
Debt discount related to beneficial conversion feature of convertible notes attributable to related parties	—	—	—	—	—	—	480	—	480
Net loss	—	—	—	—	—	—	—	(68,293)	(68,293)
Balance as of December 31, 2020	136,493,663	$108,829	94,678,583	$—	18,500,000	$—	$50,289	$(190,697)	$(140,408)

The accompanying notes are an integral part of these consolidated financial statements.

ASTRA SPACE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the years ended December 31,
	2020	2019
Cash flows from operating activities:
Net Loss	$(68,293)	$(53,179)
Adjustments to reconcile net loss to cash flows used in operating activities
Stock-based compensation	32,202	814
Depreciation	3,309	2,330
Amortization of convertible note discounts	3,805	409
Amortization of convertible note discounts attributable to related parties	659	327
Loss (gain) on mark to market derivatives	(6,639)	209
Loss (gain) on mark to market derivatives attributable to related parties	(1,506)	255
Changes in operating assets and liabilities:
Inventories	(649)	—
Prepaid and other current assets	280	(134)
Other non-current assets	279	110
Accounts payable	(26)	1,440
Accrued expenses and other current liabilities	3,741	(516)
Other non-current liabilities	(12)	811
Net cash used in operating activities	$(32,850)	$(47,124)
Cash flows from investing activities:
Capital expenditures	(1,169)	(6,761)
Investment made in leasehold improvements	(1,017)	(7,179)
Investment in Kodiak Spaceport	—	(1,314)
Net cash used in investing activities	$(2,186)	$(15,254)
Cash flows from financing activities:
Proceeds from issuance of convertible notes	30,352	18,235
Proceeds from issuance of convertible notes to related parties	648	10,600
Borrowings on term loans	—	3,000
Repayments on term loans	(200)	—
Borrowings on equipment advances	—	7,000
Repayments on equipment advances	(1,400)	(1,964)
Borrowings on economic injury disaster loan	500	—
Repayments on economic injury disaster loan	(500)	—
Borrowings on paycheck protection program loan	4,850	—
Proceeds from stock issued under equity plans	878	34
Net cash provided by financing activities	$35,128	$36,905

Net increase (decrease) in cash and cash equivalents	$92	$(25,473)
Cash and cash equivalents at beginning of period	10,519	35,992
Cash and cash equivalents at end of period	$10,611	$10,519

Non-cash activities:
Kodiak Spaceport financing obligation	$—	$765
Assets acquired included in accounts payable	$448	$1,255
Supplemental disclosures of cash flow information:
Cash paid for interest	$414	$359

The accompanying notes are an integral part of these consolidated financial statements.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business

Astra Space, Inc. (“Astra” or the “Company”) is a launch vehicle company which designs, tests, manufactures and operates next generation space services that will enable a new generation of global communications, earth observation, precision weather monitoring, navigation, and surveillance capabilities. The Company’s goal is to improve life on our planet through greater connectivity and more regular observation and to enable a wave of innovation in low Earth orbit by offering smaller more frequent launches. Since 2017, the Company has conducted a number of successful test launches and in December 2020 the Company completed another partially successful launch, bringing the Company one-step closer to reaching commercial viability.

The Company was incorporated in September 2016 in Delaware, and is currently headquartered in Alameda, California where it also maintains its research and manufacturing facilities. Since August 2019, the Company also utilizes a dedicated spaceport in Kodiak, Alaska.

The Company has incurred recurring losses since its inception, including net losses of $68.3 million and $53.2 million for the years ended December 31, 2020 and 2019, respectively. There was no other comprehensive income or loss attributable to the years ended December 31, 2020 and 2019.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). For purposes of presentation the Company considers itself an emerging growth company (“EGC”).

Principles of Consolidation

The consolidated financial statements include the accounts for the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. In June 2020, the Company formed a subsidiary for operating purposes, and no activities occurred from inception of the subsidiary to December 31, 2020.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Going Concern, Liquidity, and Capital Resources

The Company evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months through April 2022. Since inception, the Company has incurred significant operating losses and has an accumulated deficit of approximately $190.7 million. As of December 31, 2020 and 2019, the Company had approximately $10.6 million and $10.5 million in cash and cash equivalents, respectively. On January 28, 2021, the Company issued Series C Convertible Preferred Shares for proceeds of $30.0 million cash. See Note 13 — Subsequent Events. The Company expects to continue to incur significant operating losses for the foreseeable future. The Company has historically funded its operations primarily through the issuance of convertible debt and the sale of equity securities.

In order to proceed with the Company’s business plan, the Company will need to raise substantial additional funds through one or more of the following: issuance of additional debt, equity or both. Until such time, if ever, the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If the Company is unable to obtain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate its product development activities or future commercialization efforts. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all.

As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that its consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

The Company is subject to those risks common in the technology industry and also those risks common to early stage companies including, but not limited to, the possibility of not being able to successfully develop or market its products or services, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has disrupted everyday life and markets worldwide, leading to significant business and supply-chain disruption, as well as broad-based changes in supply and demand. Many of the Company’s customers worldwide were impacted by COVID-19 and temporarily closed their facilities which impacted the speed of research and development. Further, the Company’s fund raising was negatively impacted in the first half of 2020 as a result of a number of factors surrounding the COVID-19 pandemic. As the global outbreak of COVID-19 continues to rapidly evolve, future impacts on the Company’s business depend on future developments, which remain highly uncertain and cannot be predicted with confidence. This includes factors such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact on the Company, cannot be estimated at this time.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and accompanying notes. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates. Significant items subject to such estimates and assumptions include the valuation of stock-based compensation, common stock, derivatives and warrants, useful lives of fixed assets, deferred tax assets, income tax uncertainties, and other contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalent balances in bank accounts with one bank. All cash accounts are located in the United States and insured by the Federal Deposit Insurance Corporation (“FDIC”). Although balances may exceed amounts insured by the FDIC, the Company believes there is no exposure to any significant credit risks related to its cash or cash equivalents and has not experienced any losses in such accounts.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. All the Company’s assets are maintained in the United States. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09, combined with all subsequent amendments, which is collectively Accounting Standards Codification Topic 606 (“ASC 606”), Revenue from Contracts with Customers, provides guidance outlining a single five-step comprehensive revenue model in accounting for revenue from contracts with customers which supersedes all existing revenue recognition guidance, including industry-specific guidance. ASC 606 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. The Company adopted the new accounting guidance and related amendments (collectively, the “new revenue accounting standard”) on January 1, 2020 using the modified retrospective method. As the Company did not have any revenue from contracts with any customers prior to the Company’s adoption date, there was no accounting impact upon adoption.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Under ASC 606, the Company will recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Through its current and anticipated offerings, the Company expects to generate revenue by providing the following services:

Launch Services — To provide rapid, global, and affordable launch services to satellite operators and governments.

Spaceport Services — To offer turn-key spaceports with the capability to launch Astra rockets for key government customers. Spaceports will require minimal on-site infrastructure and will leverage Astra’s highly automated launch operations.

Satellite Services — To provide modular configurable satellite buses for customers, leveraging both in-house and partner-provided subsystem components and in-house design and integration services. Satellite Services range from operational support of satellites on orbit, to turnkey provision of entire constellations, offering “concept to constellation” in months instead of years.

As of December 31, 2020, the Company has only entered contracts for Launch Services. As of December 31, 2020, the Company has not completely achieved commercial viability of the technology required to perform spaceport services or satellite services. The Company’s contracts provide customers with termination for convenience clauses, which may or may not include termination penalties. In some contracts, the size of the contractual termination penalty increases closer to the scheduled launch date. At each balance sheet date, the Company evaluates each contract’s termination provisions and the impact on the accounting contract term, i.e., the period in which the Company has enforceable rights and obligations. This includes evaluating whether there are termination penalties and if so, whether they are considered substantive. The Company applies judgment in determining whether the termination penalties are substantive. As of December 31, 2020, all contracts include termination provisions that do not include substantive termination provisions. No revenue has been recognized for the years ended December 31, 2020 and 2019.

Revenue for Launch Services is expected to be recognized at a point in time when the Company has delivered the promised services to customers. Although the Company’s contracts are anticipated to last anywhere from 6 to 24 months, depending on the number of launch services and launch dates, the delivery of services leading up to the launch within the contracts is short-term in nature, generally between 30 to 60 days. The timing of revenue recognition may differ from contract billing or payment schedules, resulting in revenues that have been earned but not billed (“unbilled revenue”) or amounts that have been collected, but not earned (“contract liabilities”).

Typical Contractual Arrangements

The Company expects to provide its services based upon a combination of a Statement of Work (SOW) and an executed contract detailing the General Terms & Conditions. Services are expected to be provided based on a fixed price per launch service identified in the contract.

Performance Obligations and Transaction Price

At contract inception, an assessment of the goods and services promised in the contracts with customers is performed and a performance obligation is identified for each distinct promise to transfer to the customer a good or service (or bundle of goods or services). To identify the performance obligations, the Company considers all the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. A contract generally requires the Company to provide an integrated service for each launch, which includes launch vehicle analysis and design, development and production, payload integration, launch preparation and launch support execution. The intention of contract is to provide a full-service launch to the customer rather than providing separate deliverables of each of the services outlined above, and these services are interdependent and interrelated. The Company believes that each dedicated launch will represent one single performance obligation.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The transaction price is defined as the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, which is a fixed price stated in the contract.

When a contract involves multiple launches, the Company will account for each launch as a separate performance obligation, because the customer can benefit from each launch on its own or with other readily available resources and the launch is separately identifiable. The transaction price will be allocated to each performance obligation on an estimated relative standalone selling price basis. The Company’s process to estimate standalone selling prices will involve management’s judgment and will consider multiple factors such as prices charged for similar goods and services and the Company’s ongoing pricing strategy and policies.

Recognition of Revenue

The work performed by the Company in fulfilling the launch performance obligation is not expected to create an asset to the customer since the launch vehicle that is built to deliver the customer’s payload into orbit will not be owned by the customer. As the launch vehicle can have an alternative use by the Company for another customer, the Company expects to recognize revenue upon completion of the performance obligation, which is the launch of the customer’s payload into orbit.

Since the Company’s partially successful test launch of Rocket 3.2 in December 2020, the Company expects to begin recognizing revenue in 2021 on contracts with customers when it satisfies its performance obligation of delivering customer payloads into orbit via its Launch Services. Contracts related to research and development activities are recognized as other income. See Other Income.

Other Policies, Judgments and Practical Expedients

Contract balances.    Contract assets and liabilities represent the differences in the timing of revenue recognition from the receipt of cash from the Company’s customers and billings. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. Receivables represent rights to consideration that is unconditional. Such rights are considered unconditional if only the passage of time is required before payment of that consideration is due. The Company had no contract assets or contract liabilities as of December 31, 2020 and 2019. Payment terms are expected to vary by customer and type of revenue contract.

Remaining performance obligations.    Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods and does not include contracts where the customer is not committed. The customer is not considered committed when they are able to terminate without payment of a substantive penalty under the contract. Many of the Company’s contracts allow the customer to terminate the contract prior to launch without a substantive penalty, and therefore the enforceable contract is for a period less than the stated contractual term. Further, the Company has elected not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. As a result of the termination for convenience provisions, as of December 31, 2020, there is no transaction price allocated to remaining performance obligations required to be disclosed.

Costs to Obtain a Contract.    The Company recognizes an asset for the incremental costs of obtaining a contract with a customer. These costs will be ascribed to or allocated to the underlying performance obligations in the contract and amortized consistent with the recognition timing of the revenue for the underlying performance obligations. During the years ended December 31, 2020 and 2019, the Company did not recognize any expenses related to contract costs. The Company had no assets related to costs to obtain contracts as of December 31, 2020 and 2019.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

For contract costs related to performance obligations with an amortization period of one year or less, the Company applies the practical expedient to expense these sales commissions when incurred. These costs are recognized as incurred within sales, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive income.

Significant financing component.    In certain arrangements, the Company may receive payment from a customer either before or after the performance obligation has been satisfied. Depending on the expected timing difference between the payment and satisfaction of performance obligations, the Company will assess whether a significant financing component exists.

For the years ended December 31, 2020 and 2019, the Company has not recognized any revenues with respect to the Company’s core business operations of delivering payloads into low-earth orbit. Contracts with governmental entities involving research and development milestone activities do not represent contracts with customers under ASC 606 and as such, amounts received are recorded in other income, net in the Consolidated Statements of Operations for the years ended December 31, 2020 and 2019.

Other Income

Other income consists of funding received from governmental entities and are not recognized until the milestone is achieved and it is probable that payment will be received and change in fair value of mark to market derivative liabilities. The Company’s other income balance is associated with the following types of transactions for the years ended December 31, 2020 and 2019.

Government Contracts

The Company routinely enters into contracts with governmental entities involved in the space and defense industries. The contracts require the Company to complete required milestone tasks in order to receive milestone payments. If the Company fails to achieve required commitments, the Company will not be entitled to milestone payments. These contracts are entered into for research and development purposes. Other income is recognized in other income, net within the Company’s Consolidated Statements of Operations when the required commitments have been met and it is probable that payment will be received. Other income from government contracts recognized in the Consolidated Statements of Operations for the years ended December 31, 2020 and 2019 amounted to $2.7 million and $0.3 million, respectively.

Mark to market Derivatives

The Company recognizes all derivative instruments in the Consolidated Balance Sheet at their respective fair value at each reporting date, with measurement adjustments recorded in other income, net within the Company’s Consolidated Statement of Operations. As of December 31, 2020 and 2019, the Company recorded a gain of $8.1 million and a loss of $0.5 million, respectively, related to measurement adjustments of mark to market derivatives.

DARPA Launch Challenge

The Defense Advanced Research Projects Agency (“DARPA”) is a research and development agency of the United States Department of Defense responsible for the development of emerging technologies for use by the military. In 2018, DARPA created the DARPA Launch Challenge (“DLC”) with a goal to demonstrate responsive and flexible space launch capabilities from the burgeoning industry of small launch providers.

The Company participated in the DLC and received a $0.4 million cash award, which is recorded in other income, net within the Company’s Statement of Operations for the year ended December 31, 2019. No awards were received and recognized for the year ended December 31, 2020.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Research and Development

The Company incurs various direct costs in relation to the research and development of launch vehicles along with costs to build the facility to test such vehicles. Research and development costs consist primarily of production supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation (consisting of various support and facility costs), stock-based compensation and consulting fees. Research and development costs are expensed as incurred. For the years ended December 31, 2020 and 2019, the Company expensed research and development costs of $27.5 million and $40.1 million, respectively.

Inventories

Inventories consist of raw materials expected to be used for customer specific contracts. Inventories are stated at the lower of cost or net realizable value determined by the first-in first-out method. The Company assesses inventories quarterly for events or changes in circumstances indicating that the utility of our inventories have diminished through damage, deterioration, obsolescence, changes in price or other causes and records write-downs of inventories to cost of sales in the period for which they occur.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less any impairment losses and represents those assets with estimated useful lives exceeding one year. Repairs and maintenance are expensed as incurred. Costs for research and development equipment include amounts related to design, construction, launch and commissioning. Costs for production equipment include amounts related to construction and testing. Interest expense is capitalized on certain qualifying assets that take a substantial period of time to prepare for their intended use. Capitalized interest is not material for the years ended December 31, 2020 and 2019.

When the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item and the components have different useful lives, they are accounted for and depreciated separately.

Depreciation expense is recognized in income on a straight-line basis over the estimated useful life of the related asset to its residual value.

The estimated useful lives are as follows:

Asset Class	Estimated useful life
Leasehold improvements	Lesser of lease term or useful life, approximately 10 years
Kodiak Spaceport	Approximately 5 years
Research and development equipment	5 years
Production equipment	10 years
Furniture and fixtures	5 years
Computer and software	3 years

The Company evaluates impairment of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For each asset or group of assets held for use with indicators of impairment, the Company compares the sum of the expected future cash flows generated by the asset or group of assets with its associated net carrying value. If the net carrying value of the asset or group of assets exceeds expected undiscounted cash flows, the excess of the net book value over estimated fair value is charged to impairment loss. The Company has not recorded any impairments on its property, plant and equipment as of December 31, 2020 and 2019. See Note 5 — Property, Plant, and Equipment, Net.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Leases

The Company leases offices and other facilities under long-term, operating leases and accounts for its leases under ASC 840, Leases. Some leases include options to terminate or extend for one or more years. These options are included in the lease term when it is reasonably certain that the option will be exercised. At inception, the Company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Certain lease agreements have rent escalation provisions over the lives of the leases. The Company recognizes rent expense on a straight-line basis over the term of the lease. Certain lease agreements include payments for certain variable costs not determinable upon lease commencement, including mileage, utilities, fuel and inflation adjustments. These variable lease payments are recognized in general and administrative expenses. The Company’s lease agreements do not contain any material residual value guarantees, restrictions or covenants.

Fair Value Measurements

The carrying amounts of prepaid expenses, accounts payable, accrued liabilities and other current liabilities approximate fair value because of their short-term maturities. The carrying amounts of the 2018 Term Loans and 2018 Equipment Advances (as defined in Note 6 — Long-Term Debt) approximate fair value as the interest rate varies with the Prime Rate.

According to ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Entities are permitted to choose to measure certain financial instruments and other items at fair value. The Company has not elected the fair value measurement option for any of the assets or liabilities that meet the criteria for this election.

Derivative Instruments

The Company recognizes all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets at their respective fair values. The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s consolidated financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued as of each reporting date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income, net in the Consolidated Statements of Operations.

The classification of derivative instruments, including whether such instruments should be recorded as assets/liabilities or as equity, is reassessed at the end of each reporting period. Derivative instrument assets and liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the Consolidated Balance Sheet dates. When a derivative instrument is sold, terminated, exercised or expires, the gain or loss is recorded in the Consolidated Statements of Operations.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The Company recorded zero and $4.7 million derivative liability related to the share settlement obligation of the Company’s convertible notes, which is recorded in long-term debt as of December 31, 2020, and 2019, respectively. See Note 6 — Long-Term Debt.

Warrants

The Company accounts for warrants associated with its term loans and equipment advances as equity instruments since the warrants are indexed to the Company’s common shares and meet the criteria for classification in stockholders’ equity. The Company concluded that the fair value of the warrants issued at inception is de minimis, therefore, the Company did not record these warrants within the consolidated financial statements. The Company has an obligation to issue in aggregate of 722,586 shares of Class A common stock to its lender under the warrant agreement. See Note 6 — Long Term Debt.

Interest Income and Interest Expense

Interest income consists of income earned on cash equivalents amounting to $0.1 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively.

Interest expense consists of contractual interest expense on the Company’s term loans, equipment advances and convertible notes, as well as accretion of the debt discount associated with the Company’s convertible notes. Contractual interest is accrued on a monthly basis in accordance with the contractual terms of the related agreements. Interest expense due to the accretion of the debt discount is calculated on a monthly basis using the effective interest rate method. See Note 6 — Long Term Debt.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based payment awards made to employees, directors and nonemployees based on the estimated grant date fair value of the awards in accordance with ASC 718, Compensation — Stock Compensation. The Company estimates grant date fair value of options using an option-pricing valuation model and accounts for forfeitures as they occur. The fair value of restricted stock awards is based on the fair value of the underlying shares on the date of grant, and is expensed over the requisite service period. The fair value of all stock-based compensation is recognized as an expense on a straight-line basis over the full vesting period of the awards for time-based restricted stock awards. See Note 10 — Stock-Based Compensation.

Convertible Preferred Stock

Series A and B Convertible Preferred Stock are classified in temporary equity as they contain terms that could force the Company to redeem them for cash at the option of the holder or the occurrence of other events not solely within the Company’s control. When it is probable that a convertible preferred share will become redeemable, adjustments are recorded to adjust the carrying value. No adjustments have been recorded as of December 31, 2020 and 2019.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are recognized when events or circumstances have occurred, and amounts are probable and estimable. The Company’s accrued expenses and other current liabilities balances relate primarily to payments on corporate credit cards used for routine operational and travel related expenses, accrued payroll and other employee related liabilities, and accrued interest related to debt. The Company also recognizes legal accruals in accrued expenses and other current liabilities for material litigation when payments are probable and estimable. The amount recorded in accrued expenses and other liabilities for these items was $4.4 million and $0.6 million as of December 31, 2020 and 2019, respectively. The remaining balance relates to accruals that are recurring in nature to the Company’s operations.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Deposits

Deposits are recognized upon payment, when it is determined that the amounts will be recoverable in the future. The Company’s deposits primarily relate to security deposits on its operating leases with the City of Alameda, California. As the Company’s deposits relate to long-term operating leases, all deposits are classified as long-term and are recorded in other non-current assets in the Consolidated Balance Sheets as of December 31, 2020 and 2019.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. See Note 7 — Income Taxes.

Earnings (Loss) per Share

Net loss per share is calculated using the two-class method required for participating securities and multiple classes of common stock. The Company considers convertible preferred stock to be participating securities as the holders have the right to participate in dividends with the common stockholders on a pro-rata, as converted basis. Prior to any dividends or earnings distribution to common stock, the holders of the Convertible Preferred Stock have a right to preferential dividends. Thus, losses are allocated to common stock and convertible preferred stock on a pro-rata, as converted basis following distribution of the preferential dividends to convertible preferred stockholders. Since application of the if-converted method results in anti-dilution, the two-class method is not applied to convertible preferred stock in the diluted earnings (loss) per share calculation. The dilutive effect of warrants and stock options is computed using the treasury stock method. Diluted earnings (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive.

Founders Convertible Preferred Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and unvested Restricted Stock Awards (“RSAs”) are participating securities in periods of income, as the Founders Convertible Preferred Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and unvested RSAs participate in undistributed earnings on an as-if-converted or as-vested basis. However, the Founders Convertible Preferred Stock, Series A and Series B Convertible Preferred Stock, and unvested RSAs do not share in losses. The Company computes earnings per share of common stock using the two-class method required for participating securities, however, the two-class method is not applied in periods of net loss. Basic and diluted earnings per share was the same for each period presented as the inclusion of all potential common stock outstanding would have been anti-dilutive. See Note 11 — Loss per Share.

Commitments and Contingencies

The Company accrues for claims and litigation when they are both probable and the amount can be reasonably estimated. Where timing and amounts cannot be reasonably determined, a range is estimated, and the lower end of the range is recorded. Legal costs incurred in the connection with loss contingencies are expensed as incurred. See Note 8 — Commitments and Contingencies.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Recently Issued Accounting Pronouncements

As an EGC, the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases (Topic 842), and since that date has issued subsequent amendments to the initial guidance intended to clarify certain aspects of the guidance and to provide certain practical expedients entities can elect upon adoption. The principle of ASU 2016-02 is that a lessee should recognize assets and liabilities that arise from leases. Lessees will need to recognize a right-of-use asset and a lease liability for all leases (other than leases that meet the definition of a short-term lease). The lease liability will be equal to the present value of lease payments. The right-of-use asset will be based on the liability, with differences related to deferred rent and initial direct costs, etc. For income statement purposes, ASU 2016-02 requires leases to be classified as either operating or finance. Operating leases will result in a straight-line expense pattern while finance leases will result in a front-loaded expense pattern. ASU 2016-02 is effective for the Company beginning January 1, 2022. The Company plans to adopt Topic 842 using the modified retrospective approach and as a result will not restate prior periods. The Company is currently in the process of evaluating the impact of adopting this guidance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current guidance with a current expected credit loss model (“CECL”) that incorporates a broader range of reasonable and supportable information including the forward-looking information. This guidance is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact of adopting this guidance.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance is effective for the Company for fiscal year beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted with simultaneous adoption of all provisions of the new standard. The Company is currently evaluating the impact of adopting this guidance.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This temporary guidance provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. ASU 2020-04 is effective from March 12, 2020 and may be applied prospectively through December 31, 2022. The Company is currently evaluating the impact of adopting this guidance.

Recently Adopted Accounting Guidance

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was codified with its subsequent amendments as ASC 606. This guidance applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance supersedes existing revenue recognition guidance, including most industry-specific guidance, as well as certain related guidance on accounting for contract costs. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Recently Issued Accounting Pronouncements (cont.)

date of Topic 606 to annual reporting periods beginning after December 15, 2019 and the effective date of Topic 842 to fiscal years beginning after December 15, 2021. The Company adopted the new accounting standard on January 1, 2020 using the modified retrospective method. As the Company did not have any revenue from contracts with any customers prior to the Company’s adoption date, there was no accounting impact upon adoption.

In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This update simplifies the accounting for stock compensation, which requires all income tax effects of awards to be recognized in the Consolidated Statements of Operations when the awards vest. It allows an employer to account for forfeitures as they occur, rather than estimating forfeitures as of an award’s grant date. Additionally, an entity may estimate the expected term of an award as the midpoint between the requisite service period and the award’s contractual term. This standard is effective for the Company for fiscal years beginning after December 15, 2017. The Company adopted this guidance on January 1, 2019, and it did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This guidance addresses eight specific cash flow issues with the objective of reducing existing diversity in practice. The guidance is effective for the Company for fiscal years beginning after December 15, 2018. The Company adopted this guidance on January 1, 2019, and it did not have a material impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Among others, Part I of ASU 2017-11 simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Current accounting guidance creates cost and complexity for organizations that issue financial instruments with down round features by requiring, on an ongoing basis, fair value measurement of the entire instrument or conversion option. ASU 2017-11 require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (“EPS”) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity. The provisions of the new ASU related to down rounds are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted the guidance on January 1, 2019, and the adoption did not have a material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payments issued to non-employees for goods or services. The new standard supersedes Subtopic 505-50. The adoption did not have a material impact on the consolidated financial statements.

Note 4 — Inventories

The Company’s inventories as of December 31, 2020 included raw materials of $0.6 million, which are necessary to construct the Company’s launch vehicles for customer-specific contracts. Costs related to the construction of research and development launch vehicles are recorded as research and development expenses when incurred. The Company had no inventories as of December 31, 2019. Under the Company’s business model, launch vehicles are manufactured to deliver customer payloads of various sizes to various locations in low-earth orbit.

There were no inventory write downs as of December 31, 2020 and 2019.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property, Plant and Equipment, Net

Presented in the table below are the major classes of property, plant and equipment:

	As of December 31,
in thousands	2020	2019
Computer and software	$1,440	$1,437
Leasehold improvements	13,873	13,536
Research and development equipment	4,903	4,773
Production equipment	8,174	7,270
Furniture and fixtures	466	462
Kodiak Spaceport	2,079	2,079
Total property, plant and equipment	30,935	29,557
Less: accumulated depreciation	(6,866)	(3,556)
Total property, plant and equipment, net	$24,069	$26,001

Depreciation expense is recorded within operating costs in the Consolidated Statements of Operations and amounted to $3.3 million and $2.3 million for the years ended December 31, 2020 and 2019, respectively. No impairment charges were recorded for the years ended December 31, 2020 and 2019.

Kodiak Spaceport

On June 19, 2019, the Company entered into an agreement with Alaska Aerospace Corporation (“AAC”) to develop a commercial launch pad site (“Launch Pad”) in Kodiak, Alaska. The Launch Pad development includes construction of the Launch Pad and obtaining Federal Aviation Agency spaceport license approval for launch operations beginning in August 2019. The Launch Pad’s costs were jointly funded by AAC and the Company. Throughout the term of the agreement, the State of Alaska shall retain ownership of the developed Launch Pad site.

The Company’s involvement in the construction of the Launch Pad, inclusive of the land, resulted in the Company being recognized as the owner of the Launch Pad during the lease term. The arrangement is accounted for as a build-to-suit lease under ASC 840 — Leases. The total construction costs of $2.1 million were capitalized within property, plant and equipment on the Consolidated Balance Sheets, and are depreciated on a straight-line basis over the life of the lease term. AAC’s contributions of $0.8 million were recorded as a financing obligation which is included in other non-current liabilities on the Company’s Consolidated Balance Sheets to be released at the end of the lease term. Relating to the capitalized Launch Pad Construction costs, the Company recorded depreciation expense within the Consolidated Statements of Operations of $0.3 million and $0.1 million during the years ended December 31, 2020 and 2019, respectively.

Note 6 — Long-Term Debt

The Company’s debt obligations consist of the following:

	As of December 31,
	2020		2019
in thousands	Principal	Unamortized Discount	Principal	Unamortized Discount
Term loan	$2,800	$—	$3,000	$—
Equipment advances	3,636	—	5,036	—
Paycheck Protection Program note	4,850	—	—	—
Convertible notes	59,835	12,200	28,835	3,498
Total debt	71,121		36,871
Less: debt discount	(12,200)		(3,498)
Less: current portion	(51,635)		(1,600)
Total long-term debt book value, net	$7,286		$31,773

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-Term Debt (cont.)

Debt issuance costs were not material for any debt obligations individually, or in the aggregate, for the issuances of the above debt obligations as of December 31, 2020. Therefore, debt issuance costs were expensed upon the issuance of respective debt obligations. The Company is in compliance with all financial covenants required by the loans as of December 31, 2020. Interest expense recorded due to the accretion of debt discount amounted to $4.5 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively.

Current portion of long-term debt includes those principal balances and unamortized debt discount expected to be repaid within twelve months from December 31, 2020 and 2019.

Term Loan and Equipment Advances

On December 25, 2018, the Company entered into a loan agreement (the “2018 Loan Agreement”) with Silicon Valley Bank (“SVB”). Pursuant to the 2018 Loan Agreement, the Company can borrow up to a total of $3.0 million term loans (“2018 Term Loans”) and $7.0 million equipment loans (“2018 Equipment Advances”) with access period ending on April 30, 2020 for 2018 Term Loans and June 30, 2019 for 2018 Equipment Advances. For the 2018 Term Loans, monthly payments of interest only were required to be made commencing on the first day of the month following the month in which the funding occurs with respect to such term loan, and continuing thereafter on the first day of each successive calendar month, through April 30, 2020. Commencing May 1, 2020 and continuing thereafter on the first day of each successive calendar month through its maturity date, monthly payments of equal principal and accrued interest are required to be remitted. For each equipment advance, commencing on the first day of the month following the month in which the funding date occurs with respect to such equipment advance, and continuing thereafter on the first day of each successive calendar month through its equipment maturity dates, monthly payments of equal principal and accrued interest are required to be remitted. The 2018 Term Loans bear an interest rate equal to the greater of (i) 5.25% or (ii) 1.5% above the Prime Rate. The 2018 Equipment Advances bear an interest rate equal to the greater of (i) 5.25% or (ii) 1.0% above the Prime Rate. As of December 31, 2019, the interest rate is 6.25% for the 2018 Term Loans and 5.75% for the 2018 Equipment Advances. As of December 31, 2020, the interest rate for the 2018 Term Loans and the 2018 Equipment Advances is 5.25%. The Prime Rate is defined as the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor publication. Interest is payable monthly and compounded monthly based on a 360-day year.

Borrowings under the 2018 Loan Agreement are secured by a security interest in all goods, equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, accounts, documents, instruments, chattel paper, cash, deposit accounts, fixtures, letters of credit rights , securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located.

In connection with the execution of the 2018 Loan Agreement, the Company entered into a 2018 warrant agreement which granted certain warrants to SVB (the “Warrants”). The Warrants were issued in one initial tranche on December 25, 2018 and three subsequent tranches in 2019 each time the Company made an additional debt draw under the 2018 Loan Agreement. Pursuant to the warrant agreement, SVB has the option to purchase an aggregate of 722,586 shares of Class A common stock. The warrants have a weighted average exercise price of $0.16 per share and are exercisable for a period of 10 years. The Company accounted for all the Warrants issued as equity instruments since the Warrants are indexed to the Company’s common shares and meet the criteria for classification in stockholders’ equity. The Company concluded that the fair value of the Warrants issued at inception is de minimis, therefore, the Company did not record it in the consolidated financial statements.

On April 2, 2020, the Company received a six-month deferral for all principal payments for the Company’s term loans and equipment advances with Silicon Valley Bank. The amount of principal deferred into 2021 amounted to $2.0 million.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-Term Debt (cont.)

The issuances under the 2018 Term Loan and 2018 Equipment Advances are as follows:

in thousands	Principal	Maturity Date
Term Loan	$3,000	April 1, 2023
Equipment Advances – January 31, 2019 Issuance	2,410	January 1, 2022
Equipment Advances – April 29, 2019 Issuance	2,428	April 1, 2022
Equipment Advances – June 27, 2019 Issuance	2,162	June 1, 2022
Total	$10,000

Paycheck Protection Program Note (“PPP Note”)

On April 20, 2020, the Company received loan proceeds of approximately $4.9 million under the Paycheck Protection Program (“PPP”), offered by the U.S. Small Business Administration (the “SBA”) pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).The PPP Note proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves, rent and utilities, and mortgage interest payments. The PPP Note is subject to forgiveness to the extent proceeds are used for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest expenses (collectively, “Qualifying Expenses”), pursuant to the terms and limitations of the PPP Note.

The Company used the PPP Note amount intended for Qualifying Expenses. However, no assurance is provided that the Company will obtain forgiveness of the PPP Note in whole or in part. The interest rate on the PPP Note is a fixed rate of 1% per annum. The PPP Note matures in two years. As of December 31, 2020, the Company is applying for forgiveness.

Convertible Notes

From June 2019 through July 2019, the Company issued $14.8 million of convertible promissory notes (the “June 2019 Convertible Notes”) to certain investors. The June 2019 Convertible Notes mature on June 10, 2021 and accrue interest at 2.37% or 2.13%, compounded annually on basis of 360-days year of twelve 30-day months. Principal and any accrued but unpaid interest are due and payable at maturity.

From October 2019 through December 2020, the Company issued $45.0 million of convertible promissory notes (the “October 2019 Convertible Notes”) to certain investors (the “Convertible Notes”, collectively with the “June 2019 Convertible Notes”). The October 2019 Convertible Notes mature on October 01, 2021 and accrue interest at 1.69%, 1.59% or 1.85%, compounded annually on basis of 360-days year of twelve 30-day months. Principal and any accrued but unpaid interest are due and payable at maturity.

Pursuant to the terms of the Convertible Notes, the Convertible Notes will convert, including outstanding principal and any accrued but unpaid interest, with no fractional shares and proper notice based on the below:

Maturity:    Upon maturity, convert into the shares issued in the then most recent Preferred Stock financing at the lowest price per share of such shares in such financing at the option of the holders.

Next Equity Financing:    Upon the Company’s next equity financing yielding at least $20 million in a single transaction for the June 2019 Convertible Notes and $50 million in a single transaction for the October 2019 Convertible Notes (“Next Equity Financing”), the Convertible Notes shall automatically convert into those equity securities issued at a price lesser of 80% of the qualified financing price or a per share price reflecting a pre-money, fully-diluted valuation of $350 million for the June 2019 Convertible Notes and $450 million for the October 2019 Convertible Notes.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-Term Debt (cont.)

Change of Control:    In the event of a change of control, immediately prior, the note shall convert into cash equal to 1.5 times the outstanding principal and any accrued but unpaid interest or at the option of the holder convert into common stock at a price per share equal to the lesser of 80% of the change of control price per common stock or a per share price reflecting a pre-money, fully-diluted valuation of $500 million for the June 2019 Convertible Notes and $450 million for the October 2019 Convertible Notes.

Upon maturity, the holders of the Convertible Notes have the option to extend the maturity date for another 2 years.

The Company determined that the contingent share-settled redemption upon the Next Equity Financing or Change of Control at 80% of the next round price and the contingent redemption upon Change of Control at 1.5 times of the outstanding principal and accrued interest were embedded derivatives (“Redemption Obligation”) that required bifurcation as derivative liabilities as well as upon issuance a reduction in the carrying value of the underlying note. The Company measures the bifurcated compound derivative at fair value based on significant inputs not observable in the market, which causes them to be classified as Level 3 measurements within the fair value hierarchy. Redemption Obligation derivatives are determined to be material at each issuance date. The bifurcated derivative was bifurcated from each note at the amount of the fixed premium, and the expected premium based on likelihood of the Next Equity Financing at different dates which result in differing levels of premium.

The Company has presented embedded derivative and the Convertible Notes on a combined basis within the Company’s Consolidated Balance Sheets as of December 31, 2020 and 2019. The following tables present changes in fair value of the embedded compound derivative (associated with the Company’s Convertible Notes) for the years ended December 31, 2020 and 2019:

	Embedded Derivative in Convertible Notes
in thousands	2020	2019
Balance – beginning of year	$4,698	$—
Additions	3,447	4,234
Measurement adjustments	(8,145)	464
Balance – end of year	$—	$4,698

The measurement adjustments are recognized in other income, net within the Company’s Consolidated Statements of Operations for the years ended December 31, 2020 and 2019. To determine the fair value of the embedded derivatives, the Company used an income approach considering potential future conversion and calibrated a discount rate to be consistent with the price paid at Issuance. The income approach considered assumptions including preferred stock values, volatilities, risk free rates, and discount rates/additional discount factors calibrated to be consistent with the price paid at Issuance. Additionally, other key assumptions included probability and timing of financing or the note remaining outstanding through maturity. The following table sets forth the range of inputs for the significant assumptions utilized to determine the fair value of embedded derivative at each issuance:

At Issuance	June 2019 Convertible Notes	October 2019 Convertible Notes	Q4 2020 Convertible Notes
Preferred stock value	$1.30	$1.30	$1.98 – 2.32
Risk free rates	1.8% – 2.0%	0.9% – 1.8%	0.1%
Risk-adjusted discount rate	15.0%	15.0%	15.0%
Additional discount factor	0.1% – 0.9%	0.9% – 4.7%	4.7%
Preferred volatility	15.3%	15.3%	20%

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-Term Debt (cont.)

The Company assessed whether an immediate beneficial conversion feature (“BCF”) existed with regards to the non-contingent conversion option upon maturity to convert the notes into the shares issued in the most recent Preferred Stock financing (i.e., Series B Preferred Stock) at the issuance of the Notes. A beneficial conversion feature exists when convertible instruments are issued with an initial “effective conversion price” that is less than the fair value of the underlying stock. The Company determined that there was no BCF associated with such conversion feature upon issuance except for convertible notes issued on October 29, 2020, November 12, 2020, November 16, 2020, November 19, 2020, December 01, 2020 and December 11, 2020 (“Q4 2020 Convertible Notes”). No BCF was recognized as of December 31, 2019.

At the commitment date, the Company determined the conversion feature related to the Q4 2020 Convertible Notes to be beneficial to the investors. The following table summarizes the calculation of the BCF as of the issuance dates of the notes, which continues to be presented in additional paid in capital as of December 31, 2020:

				As of December 31, 2020
	Effective Conversion Price	Fair Value of Series B Preferred Stock	Number of Shares upon Conversion	BCF in thousands
October 29, 2020	$1.33	$2.32	1,125,281	$1,113
November 12, 2020	1.33	2.32	4,456,114	4,407
November 16, 2020	1.33	2.32	871,378	862
November 19, 2020	1.33	2.32	2,504,466	2,476
December 01, 2020	1.33	2.32	120,030	119
December 11, 2020	1.33	2.32	750,188	742
Total				$9,719

For the year ended December 31, 2020, the Company recorded a total BCF of $9.7 million, representing the intrinsic value of the in-the-money portion of the non-contingent conversion option upon maturity, in equity, with an offsetting reduction to the carrying amount of the convertible notes as a debt discount upon issuance. The debt discount resulting from the accounting for a beneficial conversion option is amortized using the effective yield interest method over the term of notes.

Upon issuance, the sum of the BCF and the fair value of embedded derivative, were recorded as a debt discount to the Q4 2020 Convertible Notes. Interest expense recorded due to the accretion of debt discount associated with the BCF amounted to $0.7 million for the year ended December 31, 2020.

The issuances under the Convertible Notes are as follows:

	Maturity Date of June 10, 2021
in thousands	Principal	Interest Rate
June 10, 2019	$12,950	2.37%
June 12, 2019	500	2.37%
June 13, 2019	400	2.37%
July 19, 2019	235	2.13%
July 25, 2019	750	2.13%
Total	$14,835

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-Term Debt (cont.)

	Maturity Date of October 01, 2021
in thousands	Principal	Interest Rate
October 01, 2019	$14,000	1.69%
February 06, 2020	6,000	1.59%
February 12, 2020	5,000	1.59%
February 28, 2020	6,900	1.59%
October 29, 2020	1,500	1.85%
November 12, 2020	5,940	1.85%
November 16, 2020	1,162	1.85%
November 19, 2020	3,338	1.85%
December 01. 2020	160	1.85%
December 11, 2020	1,000	1.85%
Total	$45,000

The fair value of the Convertible Notes approximates carrying amounts as of December 31, 2019 as the notes were issued at par. As of December 31, 2020, the fair value of the Convertible Notes was approximately $297.2 million on an as converted basis given the expectation of the near term next round preferred financing.

The scheduled principal maturities of the Company’s debt obligations as of December 31, 2020 are as follows:

in thousands	2021	2022	2023	2024	Thereafter	Total
Term loan	$1,200	$1,200	$400	$—	$—	$2,800
Equipment advances	2,800	836	—	—	—	3,636
PPP note	—	4,850	—	—	—	4,850
Convertible notes	59,835	—	—	—	—	59,835
	$63,835	$6,886	$400	$—	$—	$71,121

Note 7 — Income Taxes

Components of Income Before Taxes

For financial reporting purposes, loss before income taxes includes the following components:

	As of December 31,
in thousands	2020	2019
Domestic	$(68,293)	$(53,179)
Foreign	—	—
Loss before income taxes	$(68,293)	$(53,179)

Components of Tax Expense

There is no provision for income taxes for the years ended December 31, 2020 and 2019.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Income Taxes (cont.)

Effective Tax Rate

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate of 21% is as follows:

	December 31,
	2020	2019
U.S. federal provision at statutory rate	21.0%	21.0%
Tax credits	1.0	2.2
Stock-based compensation	—	(0.1)
Convertible Notes interest limitation	(1.6)	—
Fair value adjustment	2.5	—
Change in valuation allowance	(22.8)	(22.3)
Other	(0.1)	(0.8)
Effective tax rate	0.0%	0.0%

Deferred Taxes

The Company’s deferred income tax assets and liabilities are as follows:

	As of December 31,
in thousands	2020	2019
Deferred tax assets:
Net operating loss carry forward	$45,768	$26,472
Tax credits	4,403	3,231
Stock-based compensation	35	40
Intangibles	307	—
Accruals and reserves	362	187
Total deferred tax assets	50,875	29,930
Deferred tax liabilities:
Fixed assets and intangibles	(787)	(548)
Total deferred tax liabilities	(787)	(548)
Net deferred tax assets before valuation allowance	50,088	29,382
Valuation allowance	(50,088)	(29,382)
Net deferred tax assets (liabilities)	$—	$—

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years; the Company believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its net deferred tax assets of $50.1 million and $29.4 million, respectively, for the years ended December 31, 2020 and 2019. The valuation allowance increased $20.7 million for the year ended December 31, 2020.

As of December 31, 2020, the Company had $164.6 million of U.S. federal net operating loss, of which $148.5 million will be carried forward indefinitely for U.S. federal tax purposes and $16.1 million will expire beginning in 2036. In addition, the Company has $160.5 million of state net operating loss carryforwards available to reduce future taxable income, if not utilized, will begin to expire beginning in 2036.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Income Taxes (cont.)

In December 31, 2019, the Company had $94.4 million of U.S. federal net operating loss, of which $78.3 million will be carried forward indefinitely for U.S. federal tax purposes and $16.1 million will expire beginning in 2036. In addition, the Company has $95.2 million of state net operating loss carryforwards available to reduce future taxable income. State net operating loss carryforwards, if not utilized, will begin to expire beginning in 2036.

As of December 31, 2020, the Company also has federal and California research and development tax credit carryforwards of $2.75 million and $2.1 million, respectively. The federal research credit carryforwards will begin to expire in 2036 and California research credits can be carried forward indefinitely.

The federal and state net operating loss carryforwards may be subject to limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar provisions under state law. The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. The Company has not performed a separate analysis as of December 31, 2020 or 2019. Any limitation may result in expiration of all or a portion of the net operating loss carryforwards and tax credit carryforwards before utilization.

On March 27, 2020, the “Coronavirus Aid, Relief and Economic Security (CARES) Act” (the “Act”) was signed into law. The Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company analyzed the provisions of the Act and determined there was no significant impact to its 2020 tax provision.

On June 29, 2020, the California Governor signed Assembly Bill 85 (“A.B. 85”), which now becomes California law. A.B. 85, which includes several tax measures, provides for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5.0 million of tax per year. Generally, A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021, and 2022 for taxpayers with taxable income of $1.0 million or more. The Company analyzed the provisions of A.B. 85 and determined there was no significant impact to its 2020 tax provision.

On December 27, 2020, the “Consolidated Appropriations Act, 2021” (the “CAA”) was signed into law. The CAA includes provisions meant to clarify and modify certain items put forth in CARES Act, while providing aid to businesses affected by the pandemic. The CAA allows deductions for expenses paid for by Paycheck Protection Program (“PPP”) and Economic Injury Disaster Loan (“EIDL”) Program, clarifies forgiveness of EIDL advances, and other business provisions. The Company analyzed the provisions of the CAA and have appropriately accounted for the deductible costs associated with the PPP proceeds.

Unrecognized Tax Benefits

The Company accrues for uncertain tax positions identified, which are not deemed more likely than not to be sustained if challenged, and recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company recorded no amounts of accrued interest and accrued penalties related to unrecognized tax benefits as of December 31, 2020 and 2019.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Income Taxes (cont.)

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	Years Ended December 31,
in thousands	2020	2019
Unrecognized tax benefits as of the beginning of the year	$3,543	$1,569
Increases related to prior year tax provisions	—	—
Decrease related to prior year tax provisions	—	—
Increase related to current year tax provisions	1,299	1,974
Statute lapse	—	—
Unrecognized tax benefits as of the end of the year	$4,842	$3,543

The unrecognized gross tax benefits would not reduce the annual effective tax rate if recognized because the Company has recorded a valuation allowance on its deferred tax assets.

The Company has elected to include interest and penalties as a component of income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued no penalties or interest for the years ended December 31, 2020 and 2019.

As of December 31, 2020, the Company does not believe there will be a significant increase or decrease of unrecognized tax benefits within the next twelve months. The Company’s major tax jurisdictions are the United States and California. Due to the net operating loss carryforwards generated annually since inception, all tax years are open for examination. There have been no examinations of our income tax returns by any tax authority.

Note 8 — Commitments and Contingencies

Operating Leases

Future minimum operating lease payments as of December 31, 2020 are as follows (in thousands):

Year Ending December 31,	Minimum Lease Commitment
2021	$712
2022	766
2023	763
2024	762
2025	762
Thereafter	1,708
Total	$5,473

For the year ended December 31, 2020, rent expense amounted to $0.6 million, of which $0.5 million and $0.1 million are included within research and development expenses and general and administrative expenses, respectively, in the Consolidated Statements of Operations. For the year ended December 31, 2019, rent expense amounted to $0.8 million, of which $0.7 million and $0.1 million are included within research and development expenses and general and administrative expenses, respectively, in the Consolidated Statements of Operations. Deferred rent of $0.8 million and $0.4 million, respectively, are included in accrued liabilities as of December 31, 2020 and 2019.

On March 24, 2020, the City of Alameda, CA, located in Alameda County, issued an eviction moratorium (“Alameda Moratorium”). The Alameda Moratorium allows tenants up to 12 months to repay rent that became overdue between March 24, 2020 and 30 days after the end of the local public health emergency, and Landlords cannot charge

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Commitments and Contingencies (cont.)

late fees or take punitive action during this period. This deferral began in April 2020 for all rent payments to the Company’s properties located in the City of Alameda. The Company expects to remit payment to the City of Alameda for all rent deferred in 2021. The amount of the payments deferred into 2021 amounted to $0.4 million.

Legal Proceedings

The Company is party to ordinary and routine litigation incidental to our business. On a case-by-case basis, the Company engages inside and outside counsel to assess the probability of potential liability resulting from such litigation. After making such assessments, the Company makes an accrual for the estimated loss only when the loss is reasonably probable, and an amount can be reasonably estimated.

On August 19, 2020, Atmospheric Space Technology Research Associates, L.L.C. (“Atmospheric”) filed a complaint against the Company alleging claims for federal unfair competition, federal trademark infringement, California unfair competition, and California common law trademark infringement in the United States District Court for the Northern District of California (the “Complaint”). The Complaint alleged that Atmospheric holds common law rights since 2007 in the ASTRA mark and asserts Atmospheric’s ownership of four United States ASTRA word and design registrations issued in connection with various goods and services, including atmospheric monitoring system hardware and satellites as well as data collection and analysis services in the aerospace field, satellite launching services, custom manufacturing of various satellite components, and related aerospace engineering and design services (the “Atmospheric Registrations”). The Complaint requested an injunction against use of the ASTRA trademark, corrective advertising, and actual and compensatory damages. On December 7, 2020, the Company filed its Answer to the Complaint along with counterclaims for cancellation of one or more of the ASTRA Registrations owned by Atmospheric based on lack of use at the time of the initial filing of the applications. The parties served their initial disclosures on December 31, 2020 and have subsequently served discovery requests on one another. On January 7, 2021, the parties appeared before the court for their case management conference. On January 22, 2021, the judge referred the parties, at their joint request, to one of the court’s magistrate judges for a settlement conference. On January 31, 2021, the Company and Atmospheric entered into a settlement agreement (“Settlement Agreement”) in the amount of $4.25 million to be remitted in February. The Settlement Agreement further stated that by no later than one calendar year from January 31, 2021, Atmospheric will forever cease use of the marks under the ASTRA Registrations, including in connection with any advertising, website displays, or search engine optimization activities and/or in connection with any product, service or related offerings. The Settlement Agreement further requires Atmospheric to transfer ownership of any domain names registered, owned, or controlled by Atmospheric that incorporate or consist of the term “ASTRA” or any similar term within one year of January 31, 2021. The Company recorded $1.05 million of the expected $4.25 million settlement as a legal accrual within the Consolidated Balance Sheets as of December 31, 2020 relating to the cost of past use and trademark infringement. The residual balance is expected to be recorded as an intangible trademark asset in 2021 upon settlement.

The Company does not expect the outcome of any other pending litigation to have a material effect on the Consolidated Balance Sheets, Consolidated Statements of Operations, or Consolidated Statements of Cash Flows.

Note 9 — Stockholders’ Equity

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock (collectively, the “Common Stock”). The holder of each share of Class A common stock is entitled to one vote per share, while the holder of each share of Class B common stock is entitled to ten votes per share. As of December 31, 2020, the Company was authorized to issue 265,000,000 shares of Class A common stock and 92,500,000 shares of Class B common stock, each with a par value of $0.000001 per share.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Stockholders’ Equity (cont.)

There were 23,578,583 and 9,194,900 shares of Class A common stock issued and outstanding as of December 31, 2020 and 2019, respectively. The number of shares of Class B common stock issued and outstanding was 71,100,000 number of shares as of December 31, 2020 and 2019. In addition to restricted stock awards activities, for year ended December 31, 2020, 2,900,000 shares of Class B common stock were converted into 2,900,000 shares of Class A common stock by holders.

Holders of the Company’s Class A common stock and Class B common stock are entitled to dividends when, as and if, declared by the Company’s Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. Any dividends paid to the holders of the Class A common stock and Class B common stock will be paid on a pro rata basis. As of December 31, 2020, and 2019, the Company had not declared any dividends. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon cessation of employment or transfer, except for certain transfers described in the Company’s amended and restated certificate of incorporation. Class A common stock and Class B common stock are referred to, collectively, as Common Stock throughout the notes to these consolidated financial statements, unless otherwise indicated.

Founders Convertible Preferred Stock

18,500,000 shares of Founders Convertible Preferred Stock were issued in 2016. Upon vesting, the compensation expense associated with the Founders Convertible Preferred Stock is recorded as stock-based compensation based on the fair value of the Founders Convertible Preferred Stock on the grant date. The Founders Convertible Preferred Stock was fully vested as of December 31, 2018. The Founders Convertible Preferred Stock can be converted into Class A common stock or Class B common stock on a one-to-one basis at any time. The Founders Convertible Preferred Stock also includes the right to sell to an investor in connection with an equity financing, at which point the Founders Convertible Preferred Stock would be subject to an automatic conversion into issued series preferred stock sold by the Company in such equity financing. The Founders Convertible Preferred Stock is presented as a component of the Company’s permanent equity.

Convertible Preferred Stock

From the Company’s inception through December 2020, the Company raised approximately $70.2 million of cash capital contributions, net of issuance costs, through the issuance of two rounds of convertible preferred equity. Included in Series B convertible preferred stock is $37.8 million related to the settlement of previously issued convertible notes. These convertible notes were issued in 2017 and contractually settled upon closing of the Series B financing in 2018. The two classes of convertible preferred stock are: Series A convertible preferred stock and Series B convertible preferred stock (collectively, the “Convertible Preferred Stock”).

As of December 31, 2020, the Company’s Convertible Preferred Stock consisted of:

Series	Shares Outstanding	Liquidation Price Per Share	Conversion Price Per Share	Annual Noncumulative Dividend Rights Per Share
A	65,780,540	$0.243233	$0.243233	$0.019459
B	70,713,123	1.333008	1.333008	0.106640
Total	136,493,663

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Stockholders’ Equity (cont.)

Voting Rights and Dividends

Each holder of the Convertible Preferred Stock is entitled to a number of votes equal to the number of whole shares of Class A common Stock into which such holder’s shares are convertible as defined in the amended and restated certificate of incorporation. The holders of outstanding Convertible Preferred Stock are entitled to receive defined dividends per share, when, if, and as declared by the board of directors. These rights are not cumulative, and no right accrues by reason of the fact that dividends on said shares are not declared in any period, nor any undeclared or unpaid dividend bears or accrues interest. After payment of such dividends, and additional dividends or distributions are distributed to all holders of Common Stock, Founders Convertible Preferred Stock and Convertible Preferred Stock in proportion to the number of shares of common stock what would be held on an “as converted” basis. Through December 31, 2020, no dividends have been declared or paid.

Liquidation

In the event of a liquidation event (as defined), the holders of the Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Founders Convertible Preferred Stock and Common Stock, by reason of their ownership, an amount per share equal to the liquidation price per share for each outstanding share of the Convertible Preferred Stock, plus any declared but unpaid dividends thereon to the date fixed for such distribution. If the assets of the Company legally available for distribution are insufficient to permit the payment of the full preferential amounts to the holders of the Convertible Preferred Stock, then the entire assets available for distribution to stockholders are distributed ratably among the holders of the Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon the completion of the distribution to the holders of Series A and Series B Convertible Preferred Stock, the holders of outstanding shares of Founders Convertible Preferred Stock and Common Stock are entitled to receive all of the remaining assets of the Company pro rate based on the number of shares of Common Stock held by each assuming conversion of all such Founders Convertible Preferred Stock into Common Stock.

Each of the Convertible Preferred Stock shares are conditionally puttable by the holders upon Deemed Liquidation events, which includes a change of control or a sale of substantially all the Company’s assets. The Company determined that triggering events that could result in a Deemed Liquidation are not solely within the control of the Company. Therefore, the Convertible Preferred Stock is classified outside of permanent equity (i.e., temporary equity). The Convertible Preferred Stock is not being accreted to its redemption value as it is not probable that the Convertible Preferred Stock will become redeemable as of December 31, 2020. The Company continues to monitor circumstances that may cause the Convertible Preferred Stock to become currently redeemable or probable of becoming redeemable. The Convertible Preferred stock is subject to standard protective provisions, none of which provide creditor rights.

Conversion

The holders of the Convertible Preferred Stock shall have conversion rights as follows:

Right to Convert:    Each of the Company’s Series A and Series B Convertible Preferred Stock shall be convertible at the option of the holder thereof into a number of fully paid and nonassessable shares of Class A common Stock as is determined by dividing the liquidation preference by the conversion price for each series, respectively.

Automatic Conversion:    Each share of the Convertible Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Class A common Stock, at the then-effective conversion rates upon the earlier of (i) the vote or written consent of holders of at least a majority of the voting power represented by the then-outstanding shares of Convertible Preferred Stock, voting as a separate class on an as-converted basis or (ii) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock at an offering price of not less than $4.00 per share and with aggregate gross proceeds to the Company (prior to deduction of underwriters’ commissions and expenses) of not less than $30.0 million.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Stockholders’ Equity (cont.)

Redemption

Series A and Series B Convertible Preferred Stock are not mandatorily redeemable.

Beneficial Conversion Features (“BCFs”)

The Company assessed whether BCFs exist for the optional conversion rights that do not require bifurcation as derivatives. If the conversion option is in-the-money as of the commitment date, the Convertible Preferred Stock contains a BCF. The BCF is recognized as a deemed dividend against the carrying amount of the Convertible Preferred Stock. Additionally, the Company continues to monitor for the issuance of additional shares below the conversion price, which could result in a contingent BCF. No BCF was recognized as of December 31, 2020 and 2019.

Furthermore, the Convertible Preferred Stock contains a down-round protection provision that reduces the conversion price if the Company issues shares at less than the conversion price or for no consideration. As such, if this provision is triggered, it could result in the conversion option becoming more beneficial if such adjustment causes the applicable conversion price to decline below the commitment date fair value of the Common Stock. If this occurs, a contingent BCF will be recognized at the date of such adjustment.

Note 10 — Stock-based Compensation

For the year ended December 31, 2020, the Company granted 7,000,000 shares of Class A common stock to its founders and key executives in recognition of services previously rendered. Prior to that time, since the Company’s inception, the Company’s two founders had not received refresh grants aside from the initial restricted stock awards issued in 2016. On December 27, 2020, the Board of Directors granted a total of 7,000,000 shares of Class A common stock to Chris Kemp, Founder and CEO, and Adam London, Founder and CTO. All 7,000,000 shares of Class A common stock were fully vested upon issuance.

Each share reflects one fully vested Class A common stock upon issuance and a grant date fair value of $4.49 per share. The grant date fair value was determined by applying the probability-weighted expected return method (“PWERM Method”), which assumes various future outcomes to determine the value of the various equity securities based on probability-weighted present value. Under the PWERM Method, the Company considered potential scenarios related to (i) a merger transaction closing in the second quarter of 2021 and (ii) remaining privately owned for approximately 1.5 years. The following assumptions are utilized to determine the fair value of Class A common stock:

	Merger Transaction	Remaining Private
Time to event (in years)(1)	0.38	1.50
Scenario probability(2)	60%	40%
Discount for lack of marketability(3)	10%	25%
Market value per share(4)	$6.62	$3.04
Grant-date fair value	$5.96	$2.28

____________

(1)      The time to event represents the estimated length of time to a merger or liquidation event.

(2)      Scenario probability was estimated based on the Company’s merger or liquidation event assumptions on the valuation date.

(3)      Discount for lack of marketability related to the merger transaction scenario was utilized to account for industry-standard lock period of founders and existing employees. Benchmark study approach and securities-based approaches are utilized to estimate the discount for lack of marketability for the remaining private scenario.

(4)      The Company has assumed the cash purchase price for Series C preferred stock of $6.62 represents an arm’s length fair market value per share price of equity. The value of the remaining private scenario was determined based on back-solve analysis by reconciling to the Series C preferred stock purchase price.

The grant date fair value of $31.4 million was recognized as compensation expense within general and administrative expenses in the Consolidated Statement of Operations for the year ended December 31, 2020.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Stock-based Compensation (cont.)

2016 Equity Incentive Plan

In 2016, the Company adopted the 2016 Equity Incentive Plan (the “Plan”). Under this Plan, the Board of Directors or a committee appointed by the Board of Directors is authorized to provide stock-based compensation in the form of stock options, stock appreciation rights, restricted stock, and other performance or value-based awards within parameters set forth in the Plan to employees, directors, and non-employee consultants.

Through December 31, 2020, the Board of Directors had approved an aggregate of 18,260,666 Class A common stock available for awards under the Plan. If any shares previously granted are forfeited, canceled, exchanged, or surrendered or if an award otherwise terminates or expires without a distribution of shares, the shares of stock with respect to such award are again available for award under the Plan, provided that in the case of restricted stock or other award to which dividends have been paid or accrued, the number of shares with respect to such awards are not available, unless such dividends are forfeited, canceled, exchanged, or surrendered.

The following table summarizes stock-based compensation expense that the Company recorded in the Consolidated Statements of Operations for the years ended December 31, 2020 and 2019:

	Years Ended December 31,
in thousands	2020	2019
Research and development	$339	$190
General and administrative	31,863	624
Stock-based compensation expense	$32,202	$814

Stock Options

Certain options under the 2016 Equity Incentive Plan vest upon grant and other options have time-based vesting periods vesting over a period of one to four years and a maximum term of ten years from the grant date.

The following is a summary of stock option activity for time-based options for the years ended December 31, 2020 and 2019:

	No. of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Term (in Years)	Aggregate Intrinsic Value
Outstanding – December 31, 2018	8,728,814	$0.18	9.3
Granted	5,859,500	0.31	8.4
Exercised	(518,436)	0.06	4.5
Forfeited	(1,811,569)	0.23	—
Expired	(134,790)	0.06	—
Outstanding – December 31, 2019	12,123,519	$0.24	8.6	$792,366
Granted	10,670,275	0.34	7.7
Exercised	(4,389,931)	0.21	7.0
Forfeited	(4,313,139)	0.29	—
Expired	(1,239,570)	0.21	—
Outstanding – December 31, 2020	12,851,154	$0.32	8.7	$52,056,386

Unvested – December 31, 2019	8,730,620	$0.27	9.1	$328,486
Exercisable – December 31, 2019	3,392,899	$0.17	7.2	$463,879

Unvested – December 31, 2020	10,254,894	$0.33	9.1	$42,600,167
Exercisable – December 31, 2020	2,596,260	$0.29	7.0	$9,456,219

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Stock-based Compensation (cont.)

On December 27, 2020, the Company issued 2,658,500 in-the-money options to certain employees and two of its executive officers at an exercise price of $0.44 with a vesting term of four years. The total compensation expense to be recognized related to these in-the-money options is $11.0 million. The Company has recorded $0.2 million compensation expense for the year ended December 31, 2020. The remaining $10.8 million will be recognized over the remaining vesting term.

Cash received from the exercise of options amounted to $0.9 million and $0.1 million for the years ended December 31. 2020 and 2019, respectively. Any tax benefit as a result of exercise of options was not material for the years ended December 31, 2020 and 2019.

The Company estimates grant date fair value of options using a Black Scholes option pricing valuation model and accounts for forfeitures as they occur. The following table presents the weighted-average assumptions used to estimate the fair value of the stock options granted in the consolidated financial statements:

	Years Ended December 31,
	2020	2019
Expected term (in years)(1)	5.78	5.84
Expected volatility(2)	47.43%	34.00%
Risk-free interest rate range(3)	0.29% – 1.19%	1.58% – 2.54%
Dividend yield(4)	—	—
Grant-date fair value	$1.12	$0.11

____________

(1)      The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the vesting term and the original contractual term (contractual period to exercise). If the option contains graded vesting, then the vesting term would be based on the vesting pattern.

(2)      Expected volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.

(3)      Risk-free interest was obtained from US treasury notes for the expected terms noted as of the valuation date.

(4)      The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

Given the absence of a public trading market, the Board considered numerous objective and subjective facts to determine the fair value of the Company’s Common Stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of Common Stock; (ii) the rights and preferences of Founders Convertible Preferred and Convertible Preferred relative to Common Stock; (iii) the lack of marketability of Common Stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

There was approximately $11.6 million and $0.8 million of total unrecognized compensation expense related to stock options to employees for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, this cost is expected to be recognized over a weighted-average period of 1.35 years. The total intrinsic value of stock options exercised under the provisions of the Plan during the years ended December 31, 2020 and 2019 was $18.7 million and $0.1 million, respectively.

Prior to 2020, equity awards issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the Company remeasures the fair value of the non-employee awards at each reporting period prior to vesting and finally at the vesting date of the award. Upon adoption of ASU 2018-07 on January 1, 2020, equity awards issued to non-employees are accounted for in accordance with Topic 718. The fair value of these equity instruments are expensed over the service period based on grant date fair value. Compensation expense related to non-employees was not material for the years ended December 31, 2020 and 2019.

Restricted Stock Awards (“RSAs”)

In 2016, the Company issued Class A and Class B restricted stock awards (“RSAs”) to certain founding members of the Company. Each award reflects one Class A common stock or Class B common stock that issued to the award recipient. These awards are generally earned upon the completion of vesting periods ending July 1, 2018, August 24,

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Stock-based Compensation (cont.)

2019, January 25, 2020 and April 25, 2020, respectively. The fair value of the RSAs are based on the fair value of the underlying Common Stock on the date of grant, which are determined using an option pricing valuation model. The following assumptions are utilized: 1) current value of the underlying asset, which is determined to be the total equity value of the Company, 2) expected volatility, which is estimated based on guideline companies indications adjusted for the Company’s capital structure, 3) risk-free interest rate based on the rate of the treasury securities with the same term as the expected time to liquidity, and 4) expected time to liquidity of 1.5 years, which reflects a weighted-average holding period.

Activity related to RSAs is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of period – December 31, 2018	21,485,419	$0.03
Granted	—	—
Forfeited or canceled	—	0.03
Vested	18,491,667	0.03
Nonvested, end of period – December 31, 2019	2,993,752	0.03
Granted	—	—
Forfeited or canceled	—	—
Vested	2,993,752	0.03
Nonvested, end of period – December 31, 2020	—	$—

Note 11 — Loss per Share

Founders Convertible Preferred Stock, Series A and B Convertible Preferred Stock, and unvested Restricted Stock Awards (“RSA’s”) are participating securities in periods of income, as the Founders Convertible Preferred Stock, Series A and B Convertible Preferred Stock, and unvested RSAs participate in undistributed earnings on an as-if-converted or as-vested basis. However, the Founders Convertible Preferred Stock, Series A and B Convertible Preferred Stock, and unvested RSAs do not share in losses.

The Company computes earnings per share of Common Stock using the two-class method required for participating securities and does not apply the two-class method in periods of net loss. Basic and diluted earnings per share was the same for the years presented as the inclusion of all potential Common Stock outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted loss:

	Years Ended December 31,
	2020		2019
(in thousands, except share and per share amounts)	Class A Common	Class B Common	Class A Common	Class B Common
Net loss attributable to common stockholders	$(8,120)	$(60,173)	$(5,989)	$(47,910)
Basic weighted average common shares outstanding	9,902,845	73,385,753	8,082,020	63,684,201
Dilutive weighted average common shares outstanding	9,902,845	73,385,753	8,082,020	63,684,201
Loss per share attributable to common stockholders:
Basic and Diluted loss per share	$(0.82)	$(0.82)	$(0.74)	$(0.74)

There were no preferred dividends declared or accumulated as of December 31, 2020 and 2019.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Loss per Share (cont.)

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

	Years Ended December 31,
	2020		2019
	Class A Common	Class B Common	Class A Common	Class B Common
Stock options	12,851,154	—	8,753,954	—
Convertible Preferred Stock	154,993,663	—	154,993,663	—
Warrants	722,586	—	722,586	—
RSAs	—	—	93,752	2,900,000
Total	168,567,403	—	164,563,955	2,900,000

For the Convertible Notes, before settlement, for purposes of diluted earnings (loss) per share, the Company applies the if-converted method. However, because the adjustment to the numerator for interest expense was antidilutive, the Convertible Notes were not included in diluted earnings (loss) per share. Refer to Note 6 — Long-Term Debt for the key terms of the Convertible Notes.

Note 12 — Related Party Transactions

In June 2019, the Company issued promissory convertible notes to A/NPC Holdings LLC and Sherpa Venture Fund II LP for gross proceeds of $10.0 million and $0.6 million, respectively. In November 2020, the Company issued promissory convertible notes to Sherpa Ventures Fund II, LP and Eagle Creek Capital LLC for gross proceeds of $0.2 million and $0.5 million, respectively. Some of the Company’s board members are related parties of these entities. Nomi Bergman is a principal of A/NPC Holdings LLC and Scott Stanford is a principal of Sherpa Ventures Fund II LP and a member of Eagle Creek Capital LLC. In all instances the terms of these transactions were the same as third-party investors.

Chris Kemp, Founder and CEO, has served as an advisor to Planet Labs, a leading provider of global, daily satellite imagery and insights, since January 2013. Planet Labs is also a customer of the Company. As of December 31, 2020 and 2019, the Company recorded $0.1 million and $0.1 million of deferred liability related to arrangement with Planet Labs on the Company’s consolidated balance sheets, respectively.

Note 13 — Subsequent Events

The Company evaluated subsequent events from the Consolidated Balance Sheet dates through April 30, 2021, the date the consolidated financial statements were available to be issued. All subsequent events listed below are non-recognized subsequent events. The Company determined the matters below represent material subsequent events:

Legal Proceedings

See Note 8 — Commitments and Contingencies for details regarding the Company’s $4.25 million settlement with Atmospheric relating to past use and trademark infringement, which was settled on January 31, 2021.

PPP Note

In the first quarter of the year ended December 31, 2021, the Company submitted a forgiveness application to its lender seeking full forgiveness of the PPP Note. The eligibility requirement of the PPP Note is subjective, and if determined that the Company is ineligible to receive the PPP Note, the Company could be required to pay the PPP Note in its entirety. See Note 6 — Long-Term Debt regarding the PPP Note.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Subsequent Events (cont.)

SPAC Merger Plan

On February 2, 2021, the Board of Directors of Holicity Inc., a Delaware corporation (“Holicity”), unanimously approved an agreement and plan of merger by and among Holicity, Holicity Merger Sub Inc., a wholly owned subsidiary of Holicity (“Merger Sub”), the Company and Chris Kemp, solely in his capacity as representative of the stockholders of the Company (the “Stockholder Representative”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by Holicity’s stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Holicity (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Holicity will be renamed “Astra Space, Inc.”, which will be referred to as “New Astra”.

Under the Merger Agreement, Holicity has agreed to acquire all of the outstanding equity interests of the Company for approximately $2.03 billion in aggregate consideration. The Company’s stockholders will receive consideration in the form of shares of common stock of New Astra. The Company expects the transaction to close in the second quarter of the year ended December 31, 2021.

Series C Financing

On January 28, 2021, the Company entered a stock purchase agreement with certain investors to close the issuance of Series C Convertible Preferred Shares at a cash purchase price of $6.62 per share and a conversion price of $1.33 or $1.71 per share for conversion of all outstanding Convertible Notes. The agreed upon conversion prices were negotiated between the Company and certain investors based on pre-money and fully-diluted valuations, The Series C Convertible Preferred Shares will have a par value of $0.000001 per share. The Company issued the Series C Convertible Preferred Shares for a combination of cash of $30.0 million and conversion of outstanding Convertible Notes of $61.0 million, for 4,531,055 and 38,323,292 shares, respectively.

The Company’s board member, Scott Stanford, is a member of Eagle Creek Capital, LLC and ACME SPV AS, LLC. In all instances the terms of these transactions were the same as third-party investors. Eagle Creek, LLC and ACME SPV AS, LLC participated in the Series C Financing through the conversion of outstanding convertible notes and the purchase of Founders Preferred Stock, respectively. Eagle Creek Capital, LLC received 264,928 shares of Series C preferred stock for settlement of outstanding convertible notes of $0.5 million.

Concurrent with the Series C Financing, the Company adopted and filed with the Secretary State of Delaware the Fourth Amended and Restated Certificate of Incorporation.

Secondary Transactions

Concurrent with the Series C Financing, on January 28, 2021, Chris Kemp, Founder and CEO, and Adam London, Founder and CTO entered into a stock purchase agreement (“Secondary Sale Agreement”) with certain investors including ACME SPV AS, LLC whereby Mr. Kemp sold a total of 3,775,879 shares of Founders Preferred Stock for a total purchase price of $25.0 million while Mr. London sold a total of 2,265,529 shares of Founders Preferred Stock for a total purchase price of $15.0 million. The Company’s board member, Scott Stanford, is a member of ACME SPV AS, LLC. ACME SPV AS, LLC purchased 1,821,485 shares of Founders Preferred Stock from Mr. Kemp for a total purchase price at $12.1 million. Additionally, Mr. Kemp and Mr. London each transferred 794,015 shares of Founders Preferred Stock, for a total of 1,588,030 shares to certain investors as part of the Series C Financing. The Founders Preferred Stock that were sold and transferred converted into Series C preferred stock upon sale and transfer.

ASTRA SPACE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Subsequent Events (cont.)

Option Modification

In April 2021, the Company modified the exercise price of 758,500 stock options issued to certain employees on December 27, 2020. On April 2, 2021, the Board voted to approve the increase in exercise price of the eligible December 2020 stock options from the original exercise price of $0.44 per share to $4.49 per share.

On April 23, 2021, the Board of Directors voted to approve the acceleration in vesting of 1,900,000 stock options that were issued to certain employees on December 27, 2020. The original vesting period of these options was 4 years and the options were fully vested upon acceleration. The option holders exercised the 1,900,000 options on April 23, 2021 and the resulting shares were then sold to unaffiliated investors in the secondary market.

ASTRA SPACE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of
	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,548	$10,611
Inventories	1,019	649
Prepaid and other current assets	4,697	485
Total current assets	28,264	11,745
Non-current assets:
Property, plant and equipment, net	21,839	24,069
Right-of-use asset	4,612	—
Trademark	3,200	—
Other non-current assets	77	77
Total assets	$57,992	$35,891

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,252	$2,474
Current portion of operating lease obligation	1,198	—
Accrued expenses and other current liabilities	6,502	4,390
Long-term debt, current portion	3,839	41,132
Long-term debt, current portion due to related parties	—	10,503
Total current liabilities	14,791	58,499
Non-current liabilities:
Long-term debt	6,448	7,286
Operating lease obligation, net of current portion	3,508	—
Other non-current liabilities	320	1,685
Total liabilities	25,067	67,470

Commitments and Contingencies (Note 9)

TEMPORARY EQUITY
Series A convertible preferred stock, $0.000001 par value; 66,191,660 shares authorized as of March 31, 2021 and December 31, 2020; 65,780,540 shares issued and outstanding as of March 31, 2021 and December 31, 2020, net of issuance costs	472,304	15,922
Series B convertible preferred stock, $0.000001 par value; 71,288,515 shares authorized as of March 31, 2021 and December 31, 2020; 70,713,123 shares issued and outstanding as of March 31, 2021 and December 31, 2020, net of issuance costs	507,720	92,907
Series C convertible preferred stock, $0.000001 par value; 50,490,000 shares authorized as of March 31, 2021; 50,483,785 shares issued and outstanding as of March 31, 2021, net of issuance costs	362,474	—
Total temporary equity	1,342,498	108,829

STOCKHOLDERS’ DEFICIT
Founders convertible preferred stock, $0.000001 par value; 18,500,000 shares authorized as of March 31, 2021 and December 31, 2020; 10,870,562 and 18,500,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	—
Class A common stock, $0.000001 par value; 322,000,000 and 265,000,000 shares authorized as of March 31, 2021 and December 31, 2020, respectively; 25,328,668 and 23,578,583 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	—
Class B common stock, $0.000001 par value; 92,500,000 shares authorized as of March 31, 2021 and December 31, 2020; 70,100,000 and 71,100,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	—	—
Additional paid in capital	—	50,289
Accumulated deficit	(1,309,573)	(190,697)
Total stockholders’ deficit	(1,309,573)	(140,408)
Total liabilities, temporary equity and stockholders’ deficit	$57,992	$35,891

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ASTRA SPACE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Operating expenses:
Research and development	$12,196	$8,311
Sales and marketing	64	—
General and administrative	12,394	3,122
Total operating loss	(24,654)	(11,433)
Interest expense, net	(535)	(999)
Other income, net	—	451
Loss on extinguishment of convertible notes	(131,908)	—
Loss on extinguishment of convertible notes attributable to related parties	(1,875)	—
Loss before taxes	(158,972)	(11,981)
Income tax expense	—	—
Net loss	(158,972)	(11,981)
Adjustment to redemption value on Convertible Preferred Stock	(1,011,726)	—
Net loss attributable to common stockholders	$(1,170,698)	$(11,981)

Net loss per share:
Weighted average number of shares of Class A common stock outstanding – basic and diluted	24,371,147	9,443,456
Net loss per share of Class A common stock – basic and diluted	$(12.35)	$(0.15)
Weighted average number of shares of Class B common stock outstanding – basic and diluted	70,444,444	71,970,000
Net loss per share of Class B common stock – basic and diluted	$(12.35)	$(0.15)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ASTRA SPACE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
(In thousands, except share and per share data)
(Unaudited)

	Convertible Preferred Stock		Common Stock		Founders Convertible Preferred Stock		Additional paid-in capital	Accumulated deficit	Total deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	136,493,663	$108,829	94,678,583	$—	18,500,000	$—	$50,289	$(190,697)	$(140,408)
Cumulative effect adjustment due to adoption of ASU 2020-06	—	—	—	—	—	—	(9,719)	691	(9,028)
Stock-based compensation	—	—	—	—	—	—	2,177	—	2,177
Exercise of options	—	—	750,085	—	—	—	228	—	228
Issuance of Series C convertible preferred stock	42,854,347	221,943	—	—	—	—	—	—	—
Conversion of convertible founders preferred to Series C convertible preferred stock	7,629,438	—	—	—	(7,629,438)	—	8,156	—	8,156
Increase in redemption value of convertible preferred stock		1,011,726					(51,131)	(960,595)	$(1,011,726)
Net loss	—	—	—	—	—		—	(158,972)	$(158,972)
Balance as of March 31, 2021	186,977,448	$1,342,498	95,428,668	$—	10,870,562	$—	$—	$(1,309,573)	$(1,309,573)
	Convertible Preferred Stock		Common Stock		Founders Convertible Preferred Stock		Additional paid-in capital	Accumulated deficit	Total deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	136,493,663	108,829	80,294,900	—	18,500,000	—	7,490	(122,404)	(114,914)
Stock-based compensation	—	—	2,268,752	—	—	—	372	—	372
Exercise of options	—	—	261,247	—	—	—	19	—	19
Net loss	—	—		—	—	—		(11,981)	(11,981)
Balance as of March 31, 2020	136,493,663	$108,829	82,824,899	$—	18,500,000	$—	7,881	$(134,385)	$(126,504)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ASTRA SPACE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net Loss	$(158,972)	$(11,981)
Adjustments to reconcile net loss to cash flows used in operating activities
Loss on extinguishment of convertible notes	131,908	—
Loss on extinguishment of convertible notes attributable to related parties	1,875
Non-cash lease expense	170	—
Stock-based compensation	10,333	372
Depreciation	888	856
Amortization of convertible note discounts	315	568
Amortization of convertible note discounts attributable to related parties	55	152
Gain on mark to market derivatives	—	(55)
Gain on mark to market derivatives attributable to related parties	—	(239)
Changes in operating assets and liabilities:
Inventories	(370)	—
Prepaid and other current assets	(4,213)	(362)
Other non-current assets	—	61
Accounts payable	734	(734)
Change in lease liabilities	73	—
Accrued expenses and other current liabilities	3,330	(61)
Other non-current liabilities	197	245
Net cash used in operating activities	$(13,677)	$(11,178)
Cash flows from investing activities:
Acquisition of trademark	(3,200)	—
Capital expenditures	(184)	(305)
Investment made in leasehold improvements	(140)	(869)
Net cash used in investing activities	$(3,524)	$(1,174)
Cash flows from financing activities:
Proceeds from issuance of Series C preferred stock	30,000	—
Issuance cost of Series C preferred stock	(90)	—
Proceeds from issuance of convertible notes	—	17,900
Repayments on term loans	(300)	—
Repayments on equipment advances	(700)	(942)
Proceeds from stock issued under equity plans	228	19
Net cash provided by financing activities	$29,138	$16,977

Net increase in cash and cash equivalents	$11,937	$4,625
Cash and cash equivalents at beginning of period	10,611	10,519
Cash and cash equivalents at end of period	$22,548	$15,144

Non-cash activities:
Change in redemption value of convertible preferred stock	$1,011,726	$—
Assets acquired included in accounts payable	492	468
Supplemental disclosures of cash flow information:
Cash paid for interest	$80	$141

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 — Description of Business

Astra Space, Inc. (“Astra” or the “Company”) is a launch vehicle company which designs, tests, manufactures and operates next generation space services that will enable a new generation of global communications, earth observation, precision weather monitoring, navigation, and surveillance capabilities. The Company’s goal is to improve life on our planet through greater connectivity and more regular observation and to enable a wave of innovation in low Earth orbit by offering smaller more frequent launches. Since 2017, the Company has conducted a number of successful test launches and in December 2020 the Company completed another partially successful launch, bringing the Company one-step closer to reaching commercial viability.

The Company was incorporated in September 2016 in Delaware, and is currently headquartered in Alameda, California where it also maintains its research and manufacturing facilities. Since August 2019, the Company also utilizes a dedicated spaceport in Kodiak, Alaska.

The Company has incurred recurring losses since its inception, including net losses of $159.0 million and $12.0 million for the three months ended March 31, 2021 and 2020, respectively. There was no other comprehensive income or loss attributable to the three months ended March 31, 2021 and 2020.

Business Combination

On February 2, 2021, the Board of Directors of Holicity Inc., a Delaware corporation (“Holicity”), unanimously approved an agreement and plan of merger by and among Holicity, Holicity Merger Sub Inc., a wholly owned subsidiary of Holicity (“Merger Sub”), the Company and Chris Kemp, solely in his capacity as representative of the stockholders of the Company (the “Stockholder Representative”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by Holicity’s stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Holicity (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Holicity will be renamed “Astra Space, Inc.”, which will be referred to as “New Astra”.

Under the Merger Agreement, Holicity has agreed to acquire all of the outstanding equity interests of the Company for approximately $2.03 billion in aggregate consideration. The Company’s stockholders will receive consideration in the form of shares of common stock of New Astra. The Company expects the transaction to close in the second quarter of the year ended December 31, 2021.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The Company’s condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. Certain information and disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2020 and 2019. The Condensed Consolidated Balance Sheets as of December 31, 2020, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2021, our results of operations, and stockholders’ deficit for the three month periods ended March 31, 2021 and 2020, and our cash flows for the three month periods ended March 31, 2021 and 2020. The results of the three month period ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any interim period or for any other future year.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

For purposes of presentation the Company considers itself an emerging growth company (“EGC”).

Principles of Consolidation

The condensed consolidated financial statements include the accounts for the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. In June 2020, the Company formed a subsidiary for operating purposes, and no activities occurred from inception of the subsidiary to March 31, 2021.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Going Concern, Liquidity, and Capital Resources

The Company evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months through May 2022. Since inception, the Company has incurred significant operating losses and has an accumulated deficit of approximately $1,309.6 million. As of March 31, 2021 and December 31, 2020, the Company had approximately $22.5 million and $10.6 million in cash and cash equivalents, respectively. On January 28, 2021, the Company issued Series C Convertible Preferred Shares for proceeds of $30.0 million cash. See Note 10 — Stockholders’ Equity. The Company expects to continue to incur significant operating losses for the foreseeable future. The Company has historically funded its operations primarily through the issuance of convertible debt and the sale of equity securities.

In order to proceed with the Company’s business plan, the Company will need to raise substantial additional funds through one or more of the following: issuance of additional debt, equity or both. Until such time, if ever, the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If the Company is unable to obtain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate its product development activities or future commercialization efforts. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all.

As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that its condensed consolidated financial statements are issued.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

The Company is subject to those risks common in the technology industry and also those risks common to early stage companies including, but not limited to, the possibility of not being able to successfully develop or market its products or services, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has disrupted everyday life and markets worldwide, leading to significant business and supply-chain disruption, as well as broad-based changes in supply and demand. Many of the Company’s customers worldwide were impacted by COVID-19 and temporarily closed their facilities which impacted the speed of research and development. Further, the Company’s fund raising was negatively impacted in the first half of 2020 as a result of a number of factors surrounding the COVID-19 pandemic. As the global outbreak of COVID-19 continues to rapidly evolve, future impacts on the Company’s business depend on future developments, which remain highly uncertain and cannot be predicted with confidence. This includes factors such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact on the Company, cannot be estimated at this time.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the condensed consolidated financial statements and accompanying notes. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates. Significant items subject to such estimates and assumptions include the valuation of stock-based compensation, common stock, derivatives and warrants, useful lives of fixed assets, deferred tax assets, income tax uncertainties, and other contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalent balances in bank accounts with one bank. All cash accounts are located in the United States and insured by the Federal Deposit Insurance Corporation (“FDIC”). Although balances may exceed amounts insured by the FDIC, the Company believes there is no exposure to any significant credit risks related to its cash or cash equivalents and has not experienced any losses in such accounts.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. All the Company’s assets are maintained in the United States. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09, combined with all subsequent amendments, which is collectively Accounting Standards Codification Topic 606 (“ASC 606”), Revenue from Contracts with Customers, provides guidance outlining a single five-step comprehensive revenue model in accounting for revenue from contracts with customers which supersedes all existing revenue recognition guidance, including industry-specific guidance. ASC 606 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. The Company adopted the new accounting guidance and related amendments (collectively, the “new revenue accounting standard”) on January 1, 2020 using the modified retrospective method. As the Company did not have any revenue from contracts with any customers prior to the Company’s adoption date, there was no accounting impact upon adoption.

Under ASC 606, the Company will recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Through its current and anticipated offerings, the Company expects to generate revenue by providing the following services:

Launch Services — To provide rapid, global, and affordable launch services to satellite operators and governments.

Spaceport Services — To offer turn-key spaceports with the capability to launch Astra rockets for key government customers. Spaceports will require minimal on-site infrastructure and will leverage Astra’s highly automated launch operations.

Satellite Services — To provide modular configurable satellite buses for customers, leveraging both in-house and partner-provided subsystem components and in-house design and integration services. Satellite Services range from operational support of satellites on orbit, to turnkey provision of entire constellations, offering “concept to constellation” in months instead of years.

As of March 31, 2021, the Company has only entered contracts for Launch Services. As of March 31, 2021, the Company has not completely achieved commercial viability of the technology required to perform spaceport services or satellite services. The Company’s contracts provide customers with termination for convenience clauses, which may or may not include termination penalties. In some contracts, the size of the contractual termination penalty increases closer to the scheduled launch date. At each balance sheet date, the Company evaluates each contract’s termination provisions and the impact on the accounting contract term, i.e., the period in which the Company has enforceable rights and obligations. This includes evaluating whether there are termination penalties and if so, whether they are considered substantive. The Company applies judgment in determining whether the termination penalties are substantive. As of March 31, 2021, all contracts include termination provisions that do not include substantive termination provisions. No revenue has been recognized for the three months ended March 31, 2021 and 2020.

Revenue for Launch Services is expected to be recognized at a point in time when the Company has delivered the promised services to customers. Although the Company’s contracts are anticipated to last anywhere from 6 to 24 months, depending on the number of launch services and launch dates, the delivery of services leading up to the launch within the contracts is short-term in nature, generally between 30 to 60 days. The timing of revenue recognition may differ from contract billing or payment schedules, resulting in revenues that have been earned but not billed (“unbilled revenue”) or amounts that have been collected, but not earned (“contract liabilities”).

Typical Contractual Arrangements

The Company expects to provide its services based upon a combination of a Statement of Work (SOW) and an executed contract detailing the General Terms & Conditions. Services are expected to be provided based on a fixed price per launch service identified in the contract.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Performance Obligations and Transaction Price

At contract inception, an assessment of the goods and services promised in the contracts with customers is performed and a performance obligation is identified for each distinct promise to transfer to the customer a good or service (or bundle of goods or services). To identify the performance obligations, the Company considers all the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. A contract generally requires the Company to provide an integrated service for each launch, which includes launch vehicle analysis and design, development and production, payload integration, launch preparation and launch support execution. The intention of contract is to provide a full-service launch to the customer rather than providing separate deliverables of each of the services outlined above, and these services are interdependent and interrelated. The Company believes that each dedicated launch will represent one single performance obligation.

The transaction price is defined as the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, which is a fixed price stated in the contract.

When a contract involves multiple launches, the Company will account for each launch as a separate performance obligation, because the customer can benefit from each launch on its own or with other readily available resources and the launch is separately identifiable. The transaction price will be allocated to each performance obligation on an estimated relative standalone selling price basis. The Company’s process to estimate standalone selling prices will involve management’s judgment and will consider multiple factors such as prices charged for similar goods and services and the Company’s ongoing pricing strategy and policies.

Recognition of Revenue

The work performed by the Company in fulfilling the launch performance obligation is not expected to create an asset to the customer since the launch vehicle that is built to deliver the customer’s payload into orbit will not be owned by the customer. As the launch vehicle can have an alternative use by the Company for another customer, the Company expects to recognize revenue upon completion of the performance obligation, which is the launch of the customer’s payload into orbit.

Since the Company’s partially successful test launch of Rocket 3.2 in December 2020, the Company expects to begin recognizing revenue in 2021 on contracts with customers when it satisfies its performance obligation of delivering customer payloads into orbit via its Launch Services. Contracts related to research and development activities are recognized as other income. See Other Income, net.

Other Policies, Judgments and Practical Expedients

Contract balances.    Contract assets and liabilities represent the differences in the timing of revenue recognition from the receipt of cash from the Company’s customers and billings. Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billing. Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. Receivables represent rights to consideration that is unconditional. Such rights are considered unconditional if only the passage of time is required before payment of that consideration is due. The Company had no contract assets or contract liabilities as of March 31, 2021 and December 31, 2020. Payment terms are expected to vary by customer and type of revenue contract.

Remaining performance obligations.    Revenue allocated to remaining performance obligations represents the transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied. It includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods and does not include contracts where the customer is not committed. The customer is not considered committed when they are able to terminate without payment of a substantive penalty under the contract. Many of the Company’s contracts allow the customer to terminate the contract prior to launch without a substantive penalty, and therefore the enforceable contract is for a period less than the stated contractual term. Further, the Company has elected not to disclose the value of

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

unsatisfied performance obligations for contracts with an original expected length of one year or less. As a result of the termination for convenience provisions, as of March 31, 2021, there is no transaction price allocated to remaining performance obligations required to be disclosed.

Costs to obtain a contract.    The Company recognizes an asset for the incremental costs of obtaining a contract with a customer. These costs will be ascribed to or allocated to the underlying performance obligations in the contract and amortized consistent with the recognition timing of the revenue for the underlying performance obligations. During the three months ended March 31, 2021 and 2020, the Company did not recognize any expenses related to contract costs. The Company had no assets related to costs to obtain contracts as of March 31, 2021 and December 31, 2020.

For contract costs related to performance obligations with an amortization period of one year or less, the Company applies the practical expedient to expense these sales commissions when incurred. These costs are recognized as incurred within sales and marketing expenses on the accompanying Condensed Consolidated Statements of Operations.

Significant financing component.    In certain arrangements, the Company may receive payment from a customer either before or after the performance obligation has been satisfied. Depending on the expected timing difference between the payment and satisfaction of performance obligations, the Company will assess whether a significant financing component exists.

For the three months ended March 31, 2021 and 2020, the Company has not recognized any revenues with respect to the Company’s core business operations of delivering payloads into low-earth orbit. Contracts with governmental entities involving research and development milestone activities do not represent contracts with customers under ASC 606 and as such, amounts received are recorded in other (expense) income, net in the Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020.

Other Income, net

Other income, net consists of changes in fair value of mark to market derivative liabilities of convertible notes. The Company recognizes all derivative instruments in the Condensed Consolidated Balance Sheets at their respective fair value at each reporting date, with measurement adjustments recorded in other income, net within the Company’s Condensed Consolidated Statement of Operations. No gain or loss related to measurement adjustments of mark to market derivatives was recognized for the three months ended March 31, 2021. The Company recorded a gain of $0.3 million related to measurement adjustments of mark to market derivatives for the three months ended March 31, 2020.

Loss on Extinguishment of Convertible Notes

The Company recognized a total loss on extinguishment of convertible notes of $133.8 million for the three months ended March 31, 2021. On January 28, 2021, the Company settled all convertible notes outstanding as of December 31, 2020 through the Series C financing. Given that certain convertible notes were settled based on negotiated terms between the Company and the note holders, the Company concluded that such settlement should be treated as a privately negotiated debt settlement transaction where debt extinguishment accounting should be applied. Therefore, the Company recognized the loss on extinguishment of convertible notes, which represents the difference between the net carrying amount of the convertible notes at the time of extinguishment and the fair value of Series C convertible preferred stock issued to settle these convertible notes. See Note 6 — Long-Term Debt.

Research and Development

The Company incurs various direct costs in relation to the research and development of launch vehicles along with costs to build the facility to test such vehicles. Research and development costs consist primarily of production supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

(consisting of various support and facility costs), stock-based compensation and consulting fees. Research and development costs are expensed as incurred. For the three months ended March 31, 2021 and 2020, the Company expensed research and development costs of $12.2 million and $8.3 million, respectively.

Inventories

Inventories consist of raw materials expected to be used for customer specific contracts. Inventories are stated at the lower of cost or net realizable value determined by the first-in first-out method. The Company assesses inventories quarterly for events or changes in circumstances indicating that the utility of our inventories have diminished through damage, deterioration, obsolescence, changes in price or other causes and records write-downs of inventories to cost of sales in the period for which they occur.

Trademark

As of March 31, 2021, Trademark consists of an indefinite-lived intangible trademark asset of $3.2 million, which represents the fair value of a trademark acquired during the three months ended March 31, 2021. The Company performs an annual impairment assessment to determine if there are any impairment indicators.

Prepaid and Other Current Assets

As of March 31, 2021, prepaid and other current assets primarily consist of deferred transaction costs of $3.1 million and deposits on launch-related costs of $1.0 million for launches that will occur within twelve months.

Deferred Transaction Costs

The Company capitalized qualified legal, accounting and other direct costs related to its reverse recapitalization transaction with Holicity, Inc. (“Holicity”), the details of which are discussed in an initial S-4 filed with the SEC on May 3, 2021. Deferred transaction costs are included in prepaid and other current assets on the Condensed Consolidated Balance Sheets and will be deferred until the completion of the merger with Holicity, at which time they will be deducted from the combined entity’s additional paid-in capital. If the Company terminates its planned merger or there is a significant delay in consummating the proposed merger, all of the deferred transaction costs will be immediately written off to operating expenses.

Leases

On January 1, 2021, the Company adopted ASU 2016-02, Leases (Topic 842). Under the adoption of new lease accounting standard, the Company elected practical expedients that allow entities to not reassess 1) initial direct costs, 2) lease classification for existing or expired leases and 3) lease definition for existing or expired contracts as of the effective date of January 1, 2021.

Upon adoption of Topic 842, the Company determines whether a contract is or contains a lease at contract inception by evaluating whether substitution rights exist and whether the Company obtains substantially all of the benefits and directs the use of the identified asset. When the Company determined a lease exists, the Company records a right-of-use asset (“ROU asset”) and corresponding lease liability in the Condensed Consolidated Balance Sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are recognized at the commencement date of the lease at the value of the lease liability, adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at the commencement date of the lease based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most leases, the Company uses its incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The Company does not record lease contracts with a lease term of 12 months or less on its Condensed Consolidated Balance Sheets. Fixed lease costs associated with these short-term contracts are expensed on a straight-line basis over the lease term.

The Company recognizes lease expense for operating leases on a straight-line basis over the lease term. For finance leases, the Company recognizes amortization expense on the ROU asset and interest expense on the lease liability over the lease term.

The Company has lease agreements with non-lease components that relate to the lease components. The Company accounts for each lease component and any non-lease components associated with that lease component as a single lease component for all underlying asset classes. Accordingly, all costs associated with a contract that is or contains a lease are accounted for as lease costs.

Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. These variable lease costs are recognized as incurred over the lease term.

The Company does not include significant restrictions or covenants in lease agreements, and residual value guarantees are generally not included within the Company’s leases. See Note 8 — Leases.

Fair Value Measurements

The carrying amounts of prepaid expenses, accounts payable, accrued liabilities and other current liabilities approximate fair value because of their short-term maturities. The carrying amounts of the 2018 Term Loans and 2018 Equipment Advances (as defined in Note 6 — Long-Term Debt) approximate fair value as the interest rate varies with the Prime Rate.

According to ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs, such as quoted prices in active markets for identical assets or liabilities;
Level 2 —	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 —	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Entities are permitted to choose to measure certain financial instruments and other items at fair value. The Company has not elected the fair value measurement option for any of the assets or liabilities that meet the criteria for this election.

Derivative Instruments

The Company recognizes all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets at their respective fair values. The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s condensed consolidated financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued as of each reporting date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income, net in the Condensed Consolidated Statements of Operations.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The classification of derivative instruments, including whether such instruments should be recorded as assets/liabilities or as equity, is reassessed at the end of each reporting period. Derivative instrument assets and liabilities are classified in the Condensed Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the Condensed Consolidated Balance Sheets dates. When a derivative instrument is sold, terminated, exercised or expires, the gain or loss is recorded in the Consolidated Statements of Operations.

The Company did not have a derivative liability related to the share settlement obligation of the Company’s convertible notes as of March 31, 2021 and December 31, 2020, respectively. See Note 6 — Long-Term Debt.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based payment awards made to employees, directors and nonemployees based on the estimated grant date fair value of the awards in accordance with ASC 718, Compensation — Stock Compensation. The Company estimates grant date fair value of options using an option-pricing valuation model and accounts for forfeitures as they occur. The fair value of restricted stock awards is based on the fair value of the underlying shares on the date of grant, and is expensed over the requisite service period. The fair value of all stock-based compensation is recognized as an expense on a straight-line basis over the full vesting period of the awards for time-based restricted stock awards. See Note 11 — Stock-Based Compensation.

Convertible Preferred Stock

Series A, B and C Convertible Preferred Stock are classified in temporary equity as they contain terms that could force the Company to redeem them for cash at the option of the holder or the occurrence of other events not solely within the Company’s control. When it is probable that a convertible preferred share will become redeemable, adjustments are recorded to adjust the carrying value. In the absence of retained earnings, these charges were recorded against additional paid-in-capital, if any, and then to accumulated deficit. No adjustments have been recorded as of December 31, 2020 as the Series A and B Convertible Preferred Stock were not considered probable of becoming redeemable. A total adjustment of $1,011.7 million has been recorded to bring the carrying amount of the Convertible Preferred Stock to their redemption value with a corresponding deemed dividend charge against additional paid-in capital and accumulated deficit as of March 31, 2021 since the Series A, B, and C Convertible Preferred Stock are considered probable of redemption. See Note 10 — Stockholders’ Equity for further discussion.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are recognized when events or circumstances have occurred, and amounts are probable and estimable. The Company’s accrued expenses and other current liabilities balances relate primarily to payments on corporate credit cards used for routine operational and travel related expenses, accrued payroll and other employee related liabilities, and accrued interest related to debt. The Company also recognizes legal accruals in accrued expenses and other current liabilities for material litigation when payments are probable and estimable. The amount recorded in accrued expenses and other current liabilities for these items was $6.5 million and $4.4 million as of March 31, 2021 and December 31, 2020, respectively. The remaining balance relates to accruals that are recurring in nature to the Company’s operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. See Note 7 — Income Taxes.

Earnings (Loss) per Share

Net loss per share is calculated using the two-class method required for participating securities and multiple classes of common stock. The Company considers convertible preferred stock to be participating securities as the holders have the right to participate in dividends with the common stockholders on a pro-rata, as converted basis. Prior to any dividends or earnings distribution to common stock, the holders of the Convertible Preferred Stock have a right to preferential dividends. Thus, losses are allocated to common stock and convertible preferred stock on a pro-rata, as converted basis following distribution of the preferential dividends to convertible preferred stockholders. Since application of the if-converted method results in anti-dilution, the two-class method is not applied to convertible preferred stock in the diluted earnings (loss) per share calculation. The dilutive effect of warrants and stock options is computed using the treasury stock method. Diluted earnings (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive. See Note 12 — Loss per Share.

Commitments and Contingencies

The Company accrues for claims and litigation when they are both probable and the amount can be reasonably estimated. Where timing and amounts cannot be reasonably determined, a range is estimated, and the lower end of the range is recorded. Legal costs incurred in the connection with loss contingencies are expensed as incurred. See Note 9 — Commitments and Contingencies.

Note 3 — Recently Issued Accounting Pronouncements

As an EGC, the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance is effective for the Company for fiscal year beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted with simultaneous adoption of all provisions of the new standard. The Company is currently evaluating the impact of adopting this guidance.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 3 — Recently Issued Accounting Pronouncements (cont.)

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This temporary guidance provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. ASU 2020-04 is effective from March 12, 2020 and may be applied prospectively through December 31, 2022. The Company is currently evaluating the impact of adopting this guidance.

Recently Adopted Accounting Guidance

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases (Topic 842), and since that date has issued subsequent amendments to the initial guidance intended to clarify certain aspects of the guidance and to provide certain practical expedients entities can elect upon adoption. The principle of ASU 2016-02 is that a lessee should recognize assets and liabilities that arise from leases. Lessees will need to recognize a right-of-use asset and a lease liability for all leases (other than leases that meet the definition of a short-term lease). The lease liability will be equal to the present value of lease payments. The right-of-use asset will be based on the liability, with differences related to deferred rent and initial direct costs, etc. For income statement purposes, ASU 2016-02 requires leases to be classified as either operating or finance. Operating leases will result in a straight-line expense pattern while finance leases will result in a front-loaded expense pattern. ASU 2016-02 is effective for the Company beginning January 1, 2022. As of January 1, 2021, the Company early adopted Topic 842 using the modified retrospective approach and as a result will not restate prior periods. The cumulative effect of the changes made to the January 1, 2021 Condensed Consolidated Balance Sheet for the adoption of ASU 2016-02 “Leases” was the addition of a right-of-use asset of $4.6 million and a lease liability of $4.7 million. See Note 8 — Leases.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for convertible instruments by removing the separation models for (1) convertible instruments with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature (“BCF”). As a result, a convertible debt instrument can be accounted for as a single liability measured at its amortized cost under certain circumstances. These changes may reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument where the embedded conversion option was separated according to beneficial conversion or cash conversion guidance. ASU 2020-06 also requires the application of the if-converted method for calculating diluted earnings per share for convertible instruments and the treasury stock method will be no longer available. This standard will be effective for the Company’s fiscal years beginning in the first quarter of 2022, with early adoption permitted in 2021. The Company elected to early adopt ASU 2020-06 as of January 1, 2021 using a modified retrospective transition method. In transition, the Company was required to apply the guidance to all impacted financial instruments that were outstanding as of January 1, 2021 with the cumulative effect recognized as an adjustment to the opening balance of accumulated deficit. As a result of early adopting ASU 2020-06, the Company made certain adjustments to its accounting for certain outstanding convertible notes issued in 2020 with separately recognized BCFs. The adoption of ASU 2020-06 resulted in the re-combination of the liability and equity components of these convertible notes into a single liability instrument, which required the Company to record a $9.7 million decrease in additional paid in capital from the derecognition of the BCFs, a $9.0 million increase in debt from the derecognition of the discount associated with the BCFs, and a $0.7 million cumulative effect, net of tax effects, decrease to the opening balance of its accumulated deficit as of January 1, 2021 upon transition. Since the Company had a net loss for the three months ended March 31, 2021, the convertible notes were determined to be anti-dilutive and therefore had no impact to basic or diluted net loss per share for the period as a result of adopting ASU 2020-06.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 4 — Inventories

The Company’s inventories included raw materials of $1.0 million and $0.6 million, as of March 31, 2021 and December 31, 2020, respectively, which are necessary to construct the Company’s launch vehicles for customer-specific contracts. Costs related to the construction of research and development launch vehicles are recorded as research and development expenses when incurred. Under the Company’s business model, launch vehicles are manufactured to deliver customer payloads of various sizes to various locations in low-earth orbit.

There were no inventory write downs as of March 31, 2021 and December 31, 2020.

Note 5 — Property, Plant and Equipment, Net

Presented in the table below are the major classes of property, plant and equipment:

in thousands	As of March 31, 2021	As of December 31, 2020
Construction in Progress	$167	$—
Computer and software	1,538	1,440
Leasehold improvements	13,917	13,873
Research and development equipment	4,962	4,903
Production equipment	8,174	8,174
Furniture and fixtures	466	466
Kodiak Spaceport	—	2,079
Total property, plant and equipment	29,224	30,935
Less: accumulated depreciation	(7,385)	(6,866)
Total property, plant and equipment, net	$21,839	$24,069

Depreciation expense is recorded within operating costs in the Condensed Consolidated Statements of Operations and amounted to $0.9 million for each of the three months ended March 31, 2021 and 2020. No impairment charges were recorded for the three months ended March 31, 2021 and 2020.

Kodiak Spaceport

On June 19, 2019, the Company entered into an agreement with Alaska Aerospace Corporation (“AAC”) to develop a commercial launch pad site (“Launch Pad”) in Kodiak, Alaska. The Launch Pad development includes construction of the Launch Pad and obtaining Federal Aviation Agency spaceport license approval for launch operations beginning in August 2019. The Launch Pad’s costs were jointly funded by AAC and the Company. Throughout the term of the agreement, the State of Alaska shall retain ownership of the developed Launch Pad site.

The Company’s involvement in the construction of the Launch Pad, inclusive of the land, resulted in the Company being recognized as the owner of the Launch Pad during the lease term. Prior to the adoption of ASC 842, the arrangement is accounted for as a build-to-suit lease under ASC 840 — Leases. The total construction costs of $2.1 million were capitalized within property, plant and equipment, net on the Consolidated Balance Sheets, and are depreciated on a straight-line basis over the life of the lease term. AAC’s contributions of $0.8 million were recorded as a financing obligation which is included in other non-current liabilities on the Company’s Condensed Consolidated Balance Sheets to be released at the end of the lease term.

Upon adoption of ASC 842 on January 1, 2021, the Company derecognized the Kodiak Spaceport asset of $2.1 million, the accumulated depreciation of $0.4 million, and the financing obligation of $0.8 million, with an adjustment to equity for the difference. The Company also recognized a right-of-use asset of $0.9 million for the Kodiak Spaceport lease. No lease payments remained to be paid as of the transition date. As such, equity was adjusted against the right-of-use asset. See Note 8 — Leases.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Long-Term Debt

The Company’s debt obligations consist of the following:

	As of
	March 31, 2021		December 31, 2020
in thousands	Principal	Unamortized Discount	Principal	Unamortized Discount
Term loan	$2,500	$—	$2,800	$—
Equipment advances	2,937	—	3,636	—
Paycheck Protection Program note	4,850	—	4,850	—
Convertible notes	—	—	59,835	12,200
Total debt	10,287		71,121
Less: debt discount	—		(12,200)
Less: current portion	(3,839)		(51,635)
Total long-term debt book value, net	$6,448		$7,286

Debt issuance costs were not material for any debt obligations individually, or in the aggregate, for the issuances of the above debt obligations as of March 31, 2021 and December 31, 2020. Therefore, debt issuance costs were expensed upon the issuance of respective debt obligations. The Company is in compliance with all financial covenants required by the loans as of March 31, 2021.

Current portion of long-term debt includes those principal balances and unamortized debt discount expected to be repaid within twelve months from March 31, 2021 and December 31, 2020.

Term Loan and Equipment Advances

On December 25, 2018, the Company entered into a loan agreement (the “2018 Loan Agreement”) with Silicon Valley Bank (“SVB”). Pursuant to the 2018 Loan Agreement, the Company can borrow up to a total of $3.0 million term loans (“2018 Term Loans”) and $7.0 million equipment loans (“2018 Equipment Advances”) with access period ending on April 30, 2020 for 2018 Term Loans and June 30, 2019 for 2018 Equipment Advances. For the 2018 Term Loans, monthly payments of interest only were required to be made commencing on the first day of the month following the month in which the funding occurs with respect to such term loan, and continuing thereafter on the first day of each successive calendar month, through April 30, 2020. Commencing May 1, 2020 and continuing thereafter on the first day of each successive calendar month through its maturity date, monthly payments of equal principal and accrued interest are required to be remitted. For each equipment advance, commencing on the first day of the month following the month in which the funding date occurs with respect to such equipment advance, and continuing thereafter on the first day of each successive calendar month through its equipment maturity dates, monthly payments of equal principal and accrued interest are required to be remitted. The 2018 Term Loans bear an interest rate equal to the greater of (i) 5.25% or (ii) 1.5% above the Prime Rate. The 2018 Equipment Advances bear an interest rate equal to the greater of (i) 5.25% or (ii) 1.0% above the Prime Rate. As of March 31, 2021 and December 31, 2020, the interest rate for the 2018 Term Loans and the 2018 Equipment Advances is 5.25%. The Prime Rate is defined as the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor publication. Interest is payable monthly and compounded monthly based on a 360-day year.

Borrowings under the 2018 Loan Agreement are secured by a security interest in all goods, equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, accounts, documents, instruments, chattel paper, cash, deposit accounts, fixtures, letters of credit rights , securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Long-Term Debt (cont.)

In connection with the execution of the 2018 Loan Agreement, the Company entered into a 2018 warrant agreement which granted certain warrants to SVB (the “Warrants”). The Warrants were issued in one initial tranche on December 25, 2018 and three subsequent tranches in 2019 each time the Company made an additional debt draw under the 2018 Loan Agreement. Pursuant to the warrant agreement, SVB has the option to purchase an aggregate of 722,586 shares of Class A common stock. The warrants have a weighted average exercise price of $0.16 per share and are exercisable for a period of 10 years. The Company accounted for all the Warrants issued as equity instruments since the Warrants are indexed to the Company’s common shares and meet the criteria for classification in stockholders’ equity. The Company concluded that the fair value of the Warrants issued at inception is de minimis, therefore, the Company did not record it in the condensed consolidated financial statements.

On April 2, 2020, the Company received a six-month deferral for all principal payments for the Company’s term loans and equipment advances with Silicon Valley Bank. The amount of principal deferred into 2021 amounted to $2.0 million.

The issuances under the 2018 Term Loan and 2018 Equipment Advances are as follows:

in thousands	Principal	Maturity Date
Term Loan	$3,000	April 1, 2023
Equipment Advances – January 31, 2019 Issuance	2,410	January 1, 2022
Equipment Advances – April 29, 2019 Issuance	2,428	April 1, 2022
Equipment Advances – June 27, 2019 Issuance	2,162	June 1, 2022
Total	$10,000

Paycheck Protection Program Note (“PPP Note”)

On April 20, 2020, the Company received loan proceeds of approximately $4.9 million under the Paycheck Protection Program (“PPP”), offered by the U.S. Small Business Administration (the “SBA”) pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The PPP Note proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves, rent and utilities, and mortgage interest payments. The PPP Note is subject to forgiveness to the extent proceeds are used for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest expenses (collectively, “Qualifying Expenses”), pursuant to the terms and limitations of the PPP Note.

The Company used the PPP Note amount intended for Qualifying Expenses. However, no assurance is provided that the Company will obtain forgiveness of the PPP Note in whole or in part. The interest rate on the PPP Note is a fixed rate of 1% per annum. The PPP Note matures in two years. In the first quarter of the year ended December 31, 2021, the Company submitted a forgiveness application to its lender seeking full forgiveness of the PPP Note. The eligibility requirement of the PPP Note is subjective, and if determined that the Company is ineligible to receive the PPP Note, the Company could be required to pay the PPP Note in its entirety.

Convertible Notes

Issuance of Convertible Notes

From June 2019 through July 2019, the Company issued $14.8 million of convertible promissory notes (the “June 2019 Convertible Notes”) to certain investors. The June 2019 Convertible Notes mature on June 10, 2021 and accrue interest at 2.37% or 2.13%, compounded annually on basis of 360-days year of twelve 30-day months. Principal and any accrued but unpaid interest are due and payable at maturity.

From October 2019 through December 2020, the Company issued $45.0 million of convertible promissory notes (the “October 2019 Convertible Notes”) to certain investors (the “Convertible Notes”, collectively with the “June 2019

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Long-Term Debt (cont.)

Convertible Notes”). The October 2019 Convertible Notes mature on October 01, 2021 and accrue interest at 1.69%, 1.59% or 1.85%, compounded annually on basis of 360-days year of twelve 30-day months. Principal and any accrued but unpaid interest are due and payable at maturity.

Pursuant to the terms of the Convertible Notes, the Convertible Notes will convert, including outstanding principal and any accrued but unpaid interest, with no fractional shares and proper notice based on the below:

Maturity:    Upon maturity, convert into the shares issued in the then most recent Preferred Stock financing at the lowest price per share of such shares in such financing at the option of the holders.

Next Equity Financing:    Upon the Company’s next equity financing yielding at least $20 million in a single transaction for the June 2019 Convertible Notes and $50 million in a single transaction for the October 2019 Convertible Notes (“Next Equity Financing”), the Convertible Notes shall automatically convert into those equity securities issued at a price lesser of 80% of the qualified financing price or a per share price reflecting a pre-money, fully-diluted valuation of $350 million for the June 2019 Convertible Notes and $450 million for the October 2019 Convertible Notes.

Change of Control:    In the event of a change of control, immediately prior, the note shall convert into cash equal to 1.5 times the outstanding principal and any accrued but unpaid interest or at the option of the holder convert into common stock at a price per share equal to the lesser of 80% of the change of control price per common stock or a per share price reflecting a pre-money, fully-diluted valuation of $500 million for the June 2019 Convertible Notes and $450 million for the October 2019 Convertible Notes.

Upon maturity, the holders of the Convertible Notes have the option to extend the maturity date for another 2 years.

The Company determined that the contingent share-settled redemption upon the Next Equity Financing or Change of Control at 80% of the next round price and the contingent redemption upon Change of Control at 1.5 times of the outstanding principal and accrued interest were embedded derivatives (“Redemption Obligation”) that required bifurcation as derivative liabilities as well as upon issuance a reduction in the carrying value of the underlying note. The Company measures the bifurcated compound derivative at fair value based on significant inputs not observable in the market, which causes them to be classified as Level 3 measurements within the fair value hierarchy. Redemption Obligation derivatives are determined to be material at each issuance date. The bifurcated derivative was bifurcated from each note at the amount of the fixed premium, and the expected premium based on likelihood of the Next Equity Financing at different dates which result in differing levels of premium.

The bifurcated embedded derivative had a zero fair value as of December 31, 2020 and through the settlement of the Convertible Notes in January 2021. The following tables present changes in fair value of the embedded compound derivative (associated with the Company’s Convertible Notes) for the three months ended March 31, 2021 and 2020:

	Embedded Derivative in Convertible Notes
	March 31,
in thousands	2021	2020
Balance – beginning of period	$—	$4,698
Additions	—	3,261
Measurement adjustments	—	(293)
Balance – end of period	$—	$7,666

The measurement adjustments are recognized in other income, net within the Company’s Condensed Consolidated Statements of Operations. To determine the fair value of the embedded derivatives, the Company used an income approach considering potential future conversion and calibrated a discount rate to be consistent with the price paid at Issuance. The income approach considered assumptions including preferred stock values, volatilities, risk free rates,

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Long-Term Debt (cont.)

and discount rates/additional discount factors calibrated to be consistent with the price paid at Issuance. Additionally, other key assumptions included probability and timing of financing or the note remaining outstanding through maturity. The following table sets forth the range of inputs for the significant assumptions utilized to determine the fair value of embedded derivatives at each issuance:

At Issuance	June 2019 Convertible Notes	October 2019 Convertible Notes	Q4 2020 Convertible Notes
Preferred stock value	$1.30	$1.30	$1.98 – 2.32
Risk free rates	1.8% – 2.0%	0.9% – 1.8%	0.1%
Risk-adjusted discount rate	15.0%	15.0%	15.0%
Additional discount factor	0.1% – 0.9%	0.9% – 4.7%	4.7%
Preferred volatility	15.3%	15.3%	20%

Prior to the adoption of ASU 2020-06 on January 1, 2021 and upon issuance of the Convertible Notes, the Company assessed whether an immediate beneficial conversion feature (“BCF”) existed with regards to the non-contingent conversion option upon maturity to convert the Convertible Notes into the shares issued in the most recent Preferred Stock financing (i.e., Series B Preferred Stock) at the issuance of the Convertible Notes. A beneficial conversion feature exists when convertible instruments are issued with an initial “effective conversion price” that is less than the fair value of the underlying stock. The Company determined that there was no BCF associated with such conversion feature upon issuance except for the Convertible Notes issued on October 29, 2020, November 12, 2020, November 16, 2020, November 19, 2020, December 01, 2020 and December 11, 2020 (“Q4 2020 Convertible Notes”). At the commitment dates, the Company determined the conversion feature related to the Q4 2020 Convertible Notes to be beneficial to the investors. The following table summarizes the calculation of the BCFs as of the issuance dates of these Q4 2020 Convertible Notes, which continued to be presented in additional paid in capital as of December 31, 2020:

				As of December 31, 2020
	Effective Conversion Price	Fair Value of Series B Preferred Stock	Number of Shares upon Conversion	BCF in thousands
October 29, 2020	$1.33	$2.32	1,125,281	$1,113
November 12, 2020	1.33	2.32	4,456,114	4,407
November 16, 2020	1.33	2.32	871,378	862
November 19, 2020	1.33	2.32	2,504,466	2,476
December 01, 2020	1.33	2.32	120,030	119
December 11, 2020	1.33	2.32	750,188	742
Total				$9,719

Prior to the adoption of ASU 2020-06 on January 1, 2021, the Company recorded a total BCF of $9.7 million, representing the intrinsic value of the in-the-money portion of the non-contingent conversion option upon maturity, in equity, with an offsetting reduction to the carrying amount of the Q4 2020 Convertible Notes as a debt discount upon issuance. The equity component of $9.7 million was not re-measured as long as it continued to meet the conditions for equity classification. The debt discounts resulting from the accounting for a beneficial conversion option and the fair value of embedded derivative at issuance were amortized using the effective interest method over the term of the Q4 2020 Convertible Notes.

For all other Convertible Notes, the debt discount resulting from the bifurcation of the embedded derivatives at issuance was amortized into interest expense using the effective interest method over the term of the Convertible Notes. All Convertible Notes were classified as current liabilities as of December 31, 2020.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Long-Term Debt (cont.)

On January 1, 2021, the Company elected to adopt ASU 2020-06 based on a modified retrospective transition method. Under such transition, prior-period information has not been retrospectively adjusted. In accounting for the Q4 2020 Convertible Notes after the adoption of ASU 2020-06, the BCFs and unamortized debt discount associated with the recognition of such BCFs were derecognized from the Condensed Consolidated Balance Sheets as of January 1, 2021, resulting in a $9.0 million increase in the carrying amount of the Q4 2020 Convertible Notes, a $9.7 million decrease in additional paid in capital, and a $0.7 million cumulative decrease to the opening balance of its accumulated deficit as of January 1, 2021, net of tax effects.

The issuances under the Convertible Notes are as follows:

	Maturity Date of June 10, 2021
in thousands	Principal	Interest Rate
June 10, 2019	$12,950	2.37%
June 12, 2019	500	2.37%
June 13, 2019	400	2.37%
July 19, 2019	235	2.13%
July 25, 2019	750	2.13%
Total	$14,835
	Maturity Date of October 01, 2021
in thousands	Principal	Interest Rate
October 01, 2019	$14,000	1.69%
February 06, 2020	6,000	1.59%
February 12, 2020	5,000	1.59%
February 28, 2020	6,900	1.59%
October 29, 2020	1,500	1.85%
November 12, 2020	5,940	1.85%
November 16, 2020	1,162	1.85%
November 19, 2020	3,338	1.85%
December 01. 2020	160	1.85%
December 11, 2020	1,000	1.85%
Total	$45,000

Settlement of Convertible Notes

On January 28, 2021, the Company entered a stock purchase agreement with certain investors to close the issuance of Series C convertible preferred stock at a cash purchase price of $6.62 per share and settle all outstanding Convertible Notes through Series C convertible preferred stock at a conversion price of $1.33 or $1.71 per share (“Series C Financing”). The Company issued 38,323,292 shares of Series C Convertible Preferred Shares for conversion of outstanding Convertible Notes of $61.0 million. Per share prices of $1.33 and $1.71 were determined by conversion price upon Next Equity Financing in the respectively Convertible Notes agreements.

Settlement of June 2019 Convertible Notes

The June 2019 Convertible Notes were settled pursuant to the contractual conversion upon the Next Equity Financing feature with such financing yielding at least $20 million in a single transaction. Series C Financing qualified as the Next Equity Financing for the June 2019 Convertible Notes, therefore the June 2019 Convertible Notes were settled and converted in accordance with their original conversion terms. The Company credited the net carrying

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 6 — Long-Term Debt (cont.)

amount of the June 2019 Convertible Notes of $14.5 million, including any unamortized debt discount, to Series C convertible preferred stock with no gain or loss recognized. Accrued and unpaid interest of $0.6 million was also converted and credited to Series C convertible preferred stock upon settlement.

Settlement of October 2019 Convertible Notes

The October 2019 Convertible Notes were settled based on negotiated terms between the Company and the note holders as the Series C Financing did not meet the definition of Next Equity Financing for the October 2019 Convertible Notes, which requires at least $50 million raised in cash in a single transaction. The note holders agreed to settle their October 2019 Convertible Notes based on the same mechanism as automatic conversion upon Next Equity Financing. The settlement occurred upon the closing of the Series C Financing. The Company assessed the economics of the settlement of the October 2019 Convertible Notes and concluded that it should be treated as a privately negotiated debt redemption/settlement transaction where debt extinguishment accounting should be applied. Therefore, the Company derecognized the net carrying amount, including any unamortized debt discount, of the October 2019 Convertible Notes of $42.6 million and recognized the Series C convertible preferred stock issued specifically to settle the October 2019 Convertible Notes at fair value as the reacquisition consideration. Accrued and unpaid interest of $0.6 million was settled and not paid in cash and therefore it was included in calculating the extinguishment loss. The difference between the net carrying amount of the October 2019 Convertible Notes, plus accrued and unpaid interest, and the reacquisition consideration was recorded as a loss on extinguishment within other income, net in the Condensed Consolidated Statement of Operations.

The Company issued in aggregate 26,727,308 shares of Series C convertible preferred stock to settle the October 2019 Convertible Notes. The fair value of the Series C convertible preferred stock was determined to be $177 million using the cash purchase price of $6.62 per share on January 28, 2021. These October 2019 Convertible Notes had a carrying amount plus accrued and unpaid interest of $43.2 million upon settlement. The difference of $133.8 million was recognized as a loss on extinguishment on the Company’s Condensed Consolidated Statement of Operations for the three months ended March 31, 2021.

The scheduled principal maturities of the Company’s debt obligations as of March 31, 2021 are as follows:

in thousands	2021 (remaining nine months)	2022	2023	2024	Thereafter	Total
Term loan	$900	$1,200	$400	$—	$—	$2,500
Equipment advances	2,100	837	—	—	—	2,937
PPP note	—	4,850	—	—	—	4,850
Convertible notes	—	—	—	—	—	—
	$3,000	$6,887	$400	$—	$—	$10,287

Note 7 — Income Taxes

There has historically been no federal or state provision for income taxes because the Company has incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. For the three months ended March 31, 2021 and 2020, the Company recognized no provision for income taxes.

Utilization of net operating loss carryforwards, tax credits and other attributes may be subject to future annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 8 — Leases

The Company has operating leases for warehouse, production, and office facilities and equipment. Lease contracts have remaining lease terms of one year to 8 years, some of which include options to extend the term by up to 5 years. The Company included renewal options that are reasonably certain to be exercised as part of the lease term. Additionally, some lease contracts include termination options. The Company does not expect to exercise the majority of termination options and generally exclude such options when determining the term of leases. See Note 2 — Basis of Presentation and Summary of Significant Accounting Policies for the Company’s lease accounting policy.

The components of lease costs for three months ended March 31, 2021 are as follows (in thousands):

Three Months Ended March 31, 2021
Operating lease costs	$253
Finance lease costs:
Amortization of right-of-use assets	—
Interest on lease liabilities	—
Short-term lease costs	—
Variable lease costs	—
Sublease income	—
Total lease costs	$253

For the three months ended March 31, 2020, rent expense recognized under ASC 840 amounted to $0.2 million.

There were no losses or gains on sale and leaseback transactions for the three months ended March 31, 2021.

The weighted average remaining lease term as of March 31, 2021 is 7.06 years and the weighted average discount rate is 7.42%.

Cash flows arising from lease transactions for the three months ended March 31, 2021 were as follows (in thousands):

Three Months Ended March 31, 2021
Cash paid for amounts included in the measurements of lease liabilities:
Operating cash inflows/(outflows) from operating leases	$(10)
Operating cash inflows/(outflows) from finance leases	—
Financing cash inflows/(outflows) from finance leases	—
Supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets	—
Operating leases	—
Finance leases	—

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 8 — Leases (cont.)

Future minimum lease payments under non-cancelable leases in effect as of March 31, 2021 are as follows (in thousands):

Year Ending December 31,	Operating Leases	Finance Leases
2021 (excluding the three months ended March 31, 2021)	$1,031	$—
2022	766	—
2023	763	—
2024	762	—
2025	762	—
Thereafter	1,803	—
Total future undiscounted minimum lease payments	$5,887	$—
Less: Imputed Interest	(1,181)	—
Present value of lease liabilities	$4,706	$—
Less: Current portion of operating lease obligation	(1,198)	—
Operating lease obligation, net of current portion	$3,508	$—

The following table summarizes our lease commitments as of December 31, 2020:

Year Ending December 31	Minimum Lease Commitment
(in thousands)
2021	$712
2022	766
2023	763
2024	762
2025	762
Thereafter	1,708
Total	$5,473

Note 9 — Commitments and Contingencies

Legal Proceedings

The Company is party to ordinary and routine litigation incidental to our business. On a case-by-case basis, the Company engages inside and outside counsel to assess the probability of potential liability resulting from such litigation. After making such assessments, the Company makes an accrual for the estimated loss only when the loss is probable, and an amount can be reasonably estimated.

As of March 31, 2021, the Company does not expect the outcome of any pending litigation to have a material effect on the Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Operations, or Condensed Consolidated Statements of Cash Flows.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10 — Stockholders’ Equity

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock (collectively, the “Common Stock”). The holder of each share of Class A common stock is entitled to one vote per share, while the holder of each share of Class B common stock is entitled to ten votes per share. As of March 31, 2021, the Company was authorized to issue 322,000,000 shares of Class A common stock and 92,500,000 shares of Class B common stock, each with a par value of $0.000001 per share.

There were 25,328,668 and 23,578,583 shares of Class A common stock issued and outstanding as of March 31, 2021 and December 31, 2020, respectively. The number of shares of Class B common stock issued and outstanding was 70,100,000 and 71,100,000 as of March 31, 2021 and December 31, 2020. For the three months ended March 31, 2021, 1,000,000 shares of Class B common stock were converted into 1,000,000 shares of Class A common stock by holders.

Holders of the Company’s Class A common stock and Class B common stock are entitled to dividends when, as and if, declared by the Company’s Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. Any dividends paid to the holders of the Class A common stock and Class B common stock will be paid on a pro rata basis. As of March 31, 2021 and December 31, 2020, the Company had not declared any dividends. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon cessation of employment or transfer, except for certain transfers described in the Company’s amended and restated certificate of incorporation. Class A common stock and Class B common stock are referred to, collectively, as Common Stock throughout the notes to these condensed consolidated financial statements, unless otherwise indicated.

Founders Convertible Preferred Stock

18,500,000 shares of Founders Convertible Preferred Stock were issued in 2016. Upon vesting, the compensation expense associated with the Founders Convertible Preferred Stock is recorded as stock-based compensation based on the fair value of the Founders Convertible Preferred Stock on the grant date. The Founders Convertible Preferred Stock was fully vested as of December 31, 2018. The Founders Convertible Preferred Stock can be converted into Class A common stock or Class B common stock on a one-to-one basis at any time. The Founders Convertible Preferred Stock also includes the right to sell to an investor in connection with an equity financing, at which point the Founders Convertible Preferred Stock would be subject to an automatic conversion into issued series preferred stock sold by the Company in such equity financing. The Founders Convertible Preferred Stock is presented as a component of the Company’s permanent equity.

On January 28, 2021, Chris Kemp, Founder and CEO, and Adam London, Founder and CTO entered into a stock purchase agreement with certain investors whereby Mr. Kemp sold a total of 3,775,879 shares of Founders Convertible Preferred Stock while Mr. London sold a total of 2,265,529 shares of Founders Convertible Preferred Stock. Additionally, Mr. Kemp and Mr. London each transferred 794,015 shares of Founders Convertible Preferred Stock, for a total of 1,588,030 shares to certain investors as part of the Series C Financing. The Founders Convertible Preferred Stock that were sold and transferred converted into Series C preferred stock upon sale and transfer. There were 10,870,562 and 18,500,000 shares of Founders Convertible Preferred Stock outstanding as of March 31, 2021 and December 31, 2020, respectively.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10 — Stockholders’ Equity (cont.)

Convertible Preferred Stock

From the Company’s inception through March 2021, the Company raised approximately $100.2 million of cash capital contributions, net of issuance costs, through the issuance of three rounds of convertible preferred equity.

On January 28, 2021, the Company closed the issuance of Series C convertible preferred stock at a cash purchase price of $6.62 per share and a conversion price of $1.33 or $1.71 per share for the conversion of all outstanding Convertible Notes. The agreed upon conversion prices were negotiated between the Company and certain investors based on pre-money and fully diluted valuations. The Company issued Series C convertible preferred stock for a combination of cash of $30.0 million and conversion of outstanding Convertible Notes and accrued interest of $61.0 million, for 4,531,055 and 38,323,292 shares, respectively. Refer to Note 6 — Long-Term Debt for the settlement of Convertible Notes into Series C convertible preferred stock.

The three classes of convertible preferred stock are: Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock (collectively, the “Convertible Preferred Stock”).

As of March 31, 2021, the Company’s Convertible Preferred Stock consisted of:

Series	Shares Outstanding	Liquidation Price Per Share	Conversion Price Per Share	Annual Noncumulative Dividend Rights Per Share
A	65,780,540	$0.243233	$0.243233	$0.019459
B	70,713,123	1.333008	1.333008	0.106640
C	50,483,785	6.620970	6.620970	0.529680
Total	186,977,448

Voting Rights and Dividends

Each holder of the Convertible Preferred Stock is entitled to a number of votes equal to the number of whole shares of Class A common Stock into which such holder’s shares are convertible as defined in the amended and restated certificate of incorporation. The holders of outstanding Convertible Preferred Stock are entitled to receive defined dividends per share, when, if, and as declared by the board of directors. These rights are not cumulative, and no right accrues by reason of the fact that dividends on said shares are not declared in any period, nor any undeclared or unpaid dividend bears or accrues interest. After payment of such dividends, and additional dividends or distributions are distributed to all holders of Common Stock, Founders Convertible Preferred Stock and Convertible Preferred Stock in proportion to the number of shares of common stock what would be held on an “as converted” basis. Through March 31, 2021, no dividends have been declared or paid.

Liquidation

In the event of a liquidation event (as defined), the holders of the Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Founders Convertible Preferred Stock and Common Stock, by reason of their ownership, an amount per share equal to the liquidation price per share for each outstanding share of the Convertible Preferred Stock, plus any declared but unpaid dividends thereon to the date fixed for such distribution. If the assets of the Company legally available for distribution are insufficient to permit the payment of the full preferential amounts to the holders of the Convertible Preferred Stock, then the entire assets available for distribution to stockholders are distributed ratably among the holders of the Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10 — Stockholders’ Equity (cont.)

Upon the completion of the distribution to the holders of Series A, Series B and Series C Convertible Preferred Stock, the holders of outstanding shares of Founders Convertible Preferred Stock and Common Stock are entitled to receive all of the remaining assets of the Company pro rata based on the number of shares of Common Stock held by each assuming conversion of all such Founders Convertible Preferred Stock into Common Stock.

Each of the Convertible Preferred Stock shares are conditionally puttable by the holders upon Deemed Liquidation events, which includes a change of control or a sale of substantially all the Company’s assets. The Company determined that triggering events that could result in a Deemed Liquidation are not solely within the control of the Company. Therefore, the Convertible Preferred Stock is classified outside of permanent equity (i.e., temporary equity). The Convertible Preferred stock is subject to standard protective provisions, none of which provide creditor rights. As of December 31, 2020, the Company is not required to remeasure the Convertible Preferred Stock to the redemption value as none of the Deemed Liquidation events were probable at the time.

On January 28, 2021, concurrent with Series C Financing, the Company amended its certificate of incorporation to add a merger with a special purpose acquisition company (“SPAC Transaction”) as one of the defined Deemed Liquidation events. In addition, upon triggering of the Deemed Liquidation events, the holders of the Convertible Preferred Stock are entitled to receive the greater of their liquidation preference per share and the as converted value per share. As of March 31, 2021, the Company assessed the probability of a SPAC Transaction to be probable and therefore, the Convertible Preferred Stock are considered probable of becoming redeemable.

Subsequent measurement of Convertible Preferred Stock is then required for the three months ended March 31, 2021. The Company elected to apply the current redemption value method to measure the redeemable Convertible Preferred Stock. Under this method, changes in the redemption value are recognized immediately as they occur and the carrying value of the Convertible Preferred Stock is adjusted to the redemption value at the end of each reporting date. In the absence of retained earnings, adjustments to redemption value were recorded against additional paid-in capital, if any, and then to accumulated deficit. As of March 31, 2021, adjustments to the carrying amount of the Convertible Preferred Stock of $1.1 billion, reflecting the estimated redemption value of $7.18 per share as of March 31, 2021, are treated as deemed dividends and are recognized against additional paid-in capital and accumulated deficit on the Condensed Consolidated Balance Sheet.

Conversion

The holders of the Convertible Preferred Stock shall have conversion rights as follows:

Right to Convert:    Each of the Company’s Convertible Preferred Stock shall be convertible at the option of the holder thereof into a number of fully paid and nonassessable shares of Class A common Stock as is determined by dividing the liquidation preference by the conversion price for each series, respectively.

Automatic Conversion:    Each share of the Convertible Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Class A common Stock, at the then-effective conversion rates upon the earlier of (i) the vote or written consent of holders of at least a majority of the voting power represented by the then-outstanding shares of Convertible Preferred Stock, voting as a separate class on an as-converted basis or (ii) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock at an offering price of not less than $19.9 per share and with aggregate gross proceeds to the Company (prior to deduction of underwriters’ commissions and expenses) of not less than $30.0 million.

Redemption

Convertible Preferred Stock are not mandatorily redeemable.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11 — Stock-based Compensation

Secondary Sales of Founders Convertible Preferred Stock

On January 28, 2021, concurrent with Series C Financing, two executives, Chris Kemp and Adam London, entered stock purchase agreements with certain investors including ACME SPV AS, LLC to sell 3,775,879 and 2,265,529 shares, respectively, of Founders Convertible Preferred Stock at purchase prices in excess of the estimated fair value at the time of the transactions (“Secondary Sales”) to certain investors. Upon sale, the Founders Convertible Preferred Stock automatically converted into Series C Convertible Preferred Stock. The Company’s board member, Scott Stanford, is a member of ACME SPV AS, LLC and the Company facilitated the Secondary Sales. As a result, for the three months ended March 31, 2021 the Company recorded a total of $8.2 million in stock-based compensation expense for the difference between the price paid by these investors and the estimated fair value of the Founders Convertible Preferred Stock on the date of the transaction.

2016 Equity Incentive Plan

In 2016, the Company adopted the 2016 Equity Incentive Plan (the “Plan”). Under this Plan, the Board of Directors or a committee appointed by the Board of Directors is authorized to provide stock-based compensation in the form of stock options, stock appreciation rights, restricted stock, and other performance or value-based awards within parameters set forth in the Plan to employees, directors, and non-employee consultants.

Through March 31, 2021, the Board of Directors had approved an aggregate of 18,260,666 Class A common stock available for awards under the Plan. If any shares previously granted are forfeited, canceled, exchanged, or surrendered or if an award otherwise terminates or expires without a distribution of shares, the shares of stock with respect to such award are again available for award under the Plan, provided that in the case of restricted stock or other award to which dividends have been paid or accrued, the number of shares with respect to such awards are not available, unless such dividends are forfeited, canceled, exchanged, or surrendered.

The following table summarizes stock-based compensation expense that the Company recorded in the Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
in thousands	2021	2020
Research and development	$3,179	$152
Sales and marketing	13	—
General and administrative	7,141	220
Stock-based compensation expense	$10,333	$372

Stock Options

Certain options under the 2016 Equity Incentive Plan vest upon grant and other options have time-based vesting periods vesting over a period of one to four years and a maximum term of ten years from the grant date.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11 — Stock-based Compensation (cont.)

The following is a summary of stock option activity for time-based options for the three months ended March 31, 2021:

	No. of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Term (in Years)	Aggregate Intrinsic Value
Outstanding – December 31, 2020	12,851,154	$0.32	8.7	$52,056,386
Granted	—	—	—
Exercised	(750,085)	0.28	6.9
Forfeited	(741,690)	0.32	—
Expired		—	—
Outstanding – March 31, 2021	11,359,379	$0.33	8.3	$75,492,454

Unvested – March 31, 2021	7,657,698
Exercisable – March 31, 2021	3,701,681

In February 2021, the Board of Directors approved the acceleration in vesting of 206,250 stock options that were issued to one employee on May 15, 2020. The remaining unvested options were fully vested upon acceleration. The Company recorded a $1.4 million stock-based compensation expense related to the modification for the three months ended March 31, 2021.

As of March 31, 2021, the Company had $10.3 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 1.38 years.

Restricted Stock Awards (“RSAs”)

In 2016, the Company issued Class A and Class B restricted stock awards (“RSAs”) to certain founding members of the Company. Each award reflects one Class A common stock or Class B common stock issued to the award recipient. These awards are generally earned upon the completion of vesting periods ending on various dates. The fair value of the RSAs are based on the fair value of the underlying Common Stock on the date of grant, which are determined using an option pricing valuation model. The Company recognized grant date fair value of RSAs as stock-based compensation over the vesting period. All RSAs were fully vested as of December 31, 2020 and the Company did not issue any new RSAs in 2021. No stock-based compensation expense related to RSAs was recognized for the three months ended March 31, 2021.

Note 12 — Loss per Share

Founders Convertible Preferred Stock, Convertible Preferred Stock, and unvested Restricted Stock Awards (“RSA’s”) are participating securities in periods of income, as the Founders Convertible Preferred Stock, Convertible Preferred Stock, and unvested RSAs participate in undistributed earnings on an as-if-converted or as-vested basis. However, the Founders Convertible Preferred Stock, Convertible Preferred Stock, and unvested RSAs do not share in losses.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 12 — Loss per Share (cont.)

The Company computes earnings per share of Common Stock using the two-class method required for participating securities and does not apply the two-class method in periods of net loss. Basic and diluted earnings per share was the same for the years presented as the inclusion of all potential Common Stock outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted loss:

	Three Months Ended March 31,
	2021		2020
(in thousands, except share and per share amounts)	Class A Common	Class B Common	Class A Common	Class B Common
Net loss	$(40,862)	$(118,110)	$(1,389)	$(10,592)
Adjustment to redemption value on Convertible Preferred Stock	(260,051)	(751,675)	—	—
Net loss attributed to common stockholders	$(300,913)	$(869,785)	—	—
Basic weighted average common shares outstanding	24,371,147	70,444,444	9,443,456	71,970,000
Dilutive weighted average common shares outstanding	24,371,147	70,444,444	9,443,456	71,970,000
Loss per share attributable to common stockholders:
Basic and Diluted loss per share	$(12.35)	$(12.35)	$(0.15)	$(0.15)

There were no preferred dividends declared or accumulated as of March 31, 2021 and December 31, 2020.

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

	Three Months Ended March 31,
	2021		2020
	Class A Common	Class B Common	Class A Common	Class B Common
Stock options	11,359,379	—	14,935,151	—
Convertible Preferred Stock	197,848,010	—	154,993,663	—
Warrants	722,586	—	722,586	—
RSAs	—	—	—	725,000
Total	209,929,975	—	170,651,400	725,000

For the Convertible Notes, before settlement, for purposes of diluted earnings (loss) per share, the Company applies the if-converted method. However, because the adjustment to the numerator for interest expense was antidilutive, the Convertible Notes were not included in diluted earnings (loss) per share. Refer to Note 6 — Long-Term Debt for the key terms of the Convertible Notes.

ASTRA SPACE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 13 — Related Party Transactions

In June 2019, the Company issued promissory convertible notes to A/NPC Holdings LLC and Sherpa Venture Fund II LP for gross proceeds of $10.0 million and $0.6 million, respectively. In November 2020, the Company issued promissory convertible notes to Sherpa Ventures Fund II, LP and Eagle Creek Capital LLC for gross proceeds of $0.2 million and $0.5 million, respectively. Some of the Company’s board members are related parties of these entities. Nomi Bergman is a principal of A/NPC Holdings LLC and Scott Stanford is a principal of Sherpa Ventures Fund II LP and a member of Eagle Creek Capital LLC. In all instances the terms of these transactions were the same as third-party investors.

On January 28, 2021, the Company settled promissory convertible notes through the issuance of Series C convertible preferred stock. 7,819,887 and 469,193 shares of Series C convertible preferred stock were issued to A/NPC Holdings LLC and Sherpa Venture Fund II LP at a per share price of $1.33 to settle $10.4 million and $0.6 million outstanding principal and accrued interest, respectively. Additionally, 264,928 and 115,771 shares of Series C convertible preferred stock were issued to Eagle Creek Capital LLC and Sherpa Venture Fund II LP at a per share price of $1.71 to settle $0.5 million and $0.2 million outstanding principal and accrued interest, respectively. See Note 6 — Long-Term Debt for mechanism of settlement.

Chris Kemp, Founder and CEO, has served as an advisor to Planet Labs, a leading provider of global, daily satellite imagery and insights, since January 2013. Planet Labs is also a customer of the Company. As of March 31, 2021 and 2020, the Company recorded a deposit of $0.1 million and $0.1 million related to the arrangement with Planet Labs on the Company’s Condensed Consolidated Balance Sheets, respectively.

Note 14 — Subsequent Events

The Company evaluated subsequent events from the Condensed Consolidated Balance Sheets dates through May 20, 2021, the date the consolidated financial statements were available to be issued. All subsequent events listed below are non-recognized subsequent events. The Company determined the matters below represent material subsequent events:

Option Modification

In April 2021, the Company modified the exercise price of 758,500 stock options issued to certain employees on December 27, 2020. On April 2, 2021, the Board voted to approve the increase in exercise price of the eligible December 2020 stock options from the original exercise price of $0.44 per share to $4.49 per share.

On April 23, 2021, the Board of Directors voted to approve the acceleration in vesting of 1,900,000 stock options that were issued to certain employees on December 27, 2020. The original vesting period of these options was 4 years and the options were fully vested upon acceleration. The option holders exercised the 1,900,000 options on April 23, 2021 and the resulting shares were then sold to unaffiliated investors in the secondary market.

Bridge Loan

On May 20, 2021, Astra entered into a short-term promissory note (the “Bridge Loan”) with Pendrell as the lender, pursuant to which Pendrell agreed to make available to Astra up to $25.0 million in borrowings. Pendrell is the parent of X-icity Holdings Corporation, the sponsor of Holicity. The interest rate on the Bridge Loan borrowings is a fixed rate of 5.00% per annum. However, if repaid in full in connection with the closing of the Business Combination, then no interest shall be due and payable. Astra is required to pay an upfront fee in the amount of 1.00% of the principal amount and an end of term fee in the amount of 2.00% of the principal amount. The funds drawn on the Bridge Loan may be prepaid by Astra at any time. The Bridge Loan matures upon the earliest of (a) the closing of the Business Combination, (b) 60 days following the abandonment of the Business Combination and (c) the date when the commitment amount is otherwise paid in full or accelerated pursuant to the terms of the Bridge Loan.

ANNEX A

Business Combination Agreement

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

dated as of

February 2, 2021

by and among

HOLICITY INC.,

HOLICITY MERGER SUB INC.

and

ASTRA SPACE, INC.

Annex A-i

Annex A-ii

Exhibits

Exhibit A — Form of PubCo Bylaws
Exhibit B — Form of PubCo Charter
Exhibit C — Form of PubCo Omnibus Incentive Plan
Exhibit D — Key Employees
Exhibit E — Form of Surviving Company Bylaws
Exhibit F — Form of Surviving Company Charter
Exhibit G — Form of Support Agreement
Exhibit H — Form of Director Nomination Agreement

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”), dated as of February 2, 2021, is entered into by and among Holicity Inc., a Delaware corporation (prior to the Effective Time, “Holicity” and, at and after the Effective Time, “PubCo”), Holicity Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Astra Space, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Holicity is a special purpose acquisition company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Holicity, and was formed for the sole purpose of the Merger;

WHEREAS, subject to the terms and conditions of this Agreement, at the Closing, Merger Sub is to merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;

WHEREAS, in connection with the Merger, the stockholders of the Company will be entitled to receive merger consideration in the form of the right to receive stock in PubCo, as more fulsomely described in this Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor has entered into that certain Sponsor Agreement (the “Sponsor Agreement”) with the Company, pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (b) waive any adjustment to the conversion ratio set forth in the Holicity Organizational Documents or any other anti-dilution or similar protection with respect to the Holicity Class B Common Stock (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), (c) not effect any sale or distribution of any Equity Securities of Holicity held by such stockholders subject to the terms described therein and (d) not to redeem any of the Equity Securities of Holicity such stockholder owns, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Holicity, the Company, certain Holicity Stockholders and certain Company Stockholders who will receive PubCo’s Common Stock pursuant to Article III have entered into that certain Investors’ Rights Agreement (the “Investors’ Rights Agreement”), to be effective upon the Closing;

WHEREAS, prior to the date hereof, Holicity has conducted a private placement equity offering to secure firm commitments for $200,000,000 of Equity Financing pursuant to the terms of Subscription Agreements;

WHEREAS, in connection with the Merger, Holicity shall adopt the amended and restated bylaws (the “PubCo Bylaws”) in the form set forth on Exhibit A;

WHEREAS, in connection with the Merger, Holicity shall adopt, subject to obtaining the Holicity Stockholder Approval, the amended and restated certificate of incorporation (the “PubCo Charter”) in the form set forth on Exhibit B, to provide, among other things, (i) for an increase in the number of authorized shares of PubCo’s Class A Common Stock and PubCo’s Class B Common Stock, and (ii) that PubCo’s Class B Common Stock will have the same economic terms as PubCo’s Class A Common Stock, but will carry increased voting rights in the form of ten (10) votes per share;

WHEREAS, at the Closing, the shares of Company Class B Common Stock (including shares of Company Founders Preferred Stock that will be converted into shares of Company Class B Common Stock as part of the Exchange), will be converted into shares of PubCo’s Class B Common Stock;

WHEREAS, pursuant to the Holicity Organizational Documents, Holicity shall provide an opportunity to its stockholders to have their Holicity Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Holicity Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of Holicity for the Business Combination (the “Offer”);

Annex A-1

WHEREAS, prior to the consummation of the Transactions, Holicity shall, subject to obtaining the Holicity Stockholder Approval, adopt the Astra 2021 Omnibus Incentive Plan (the “PubCo Omnibus Incentive Plan”) in the form set forth on Exhibit C;

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (the “Code”) and (ii) either the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code or, if applicable, the Transactions shall constitute a transaction that qualifies under Section 351 of the Code (the “Intended Tax Treatment”);

WHEREAS, the respective boards of directors or similar governing bodies of each of Holicity, Merger Sub and the Company have each (i) approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and (ii) recommended to their respective stockholders the approval and adoption of this Agreement and the Transactions;

WHEREAS, as a condition and material inducement to the willingness of Holicity and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the employees of the Company listed in Exhibit D (the “Key Employees”) have entered into new employment arrangements with the Company or its designee (the “Employment Arrangements”), to become effective upon the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Holicity, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Proposal” has the meaning specified in Section 6.07(b).

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Active Government Bid” has the meaning specified in Section 4.26(a).

“Active Government Contract” has the meaning specified in Section 4.26(a).

“Additional Proposal” has the meaning specified in Section 8.03(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Alternative Financing” has the meaning specified in Section 4.07.

“Amendment Proposal” has the meaning specified in Section 8.03(c).

“Ancillary Agreements” means this Agreement, the PubCo Bylaws, the PubCo Charter, the Sponsor Agreement, the Support Agreement, the Investors’ Rights Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. Travel Act, 18 U.S.C. § 1952, and the U.K. Bribery Act 2010, when applicable.

Annex A-2

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 6.11.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 7.08.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), and applicable rules, regulations and guidance, in each case, as amended.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Holicity, filed with the Secretary of State of the State of Delaware on August 5, 2020, as amended by that Amendment No. 1 to the Amended and Restated Certificate of Incorporation of Holicity filed with the Secretary of State of the State of Delaware on August 6, 2020.

“Certificate of Merger” has the meaning specified in Section 2.01.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Share Price” means $10.00 per share.

“Code” has the meaning specified in the recitals hereto.

“Company” has the meaning specified in the preamble hereto.

“Company Affiliate Agreement” has the meaning specified in Section 4.21.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 8.03(e).

“Company Capital Stock” means, as applicable, Company Common Stock and Company Preferred Stock.

“Company Certificate” has the meaning specified in Section 3.03(a).

“Company Certificate of Incorporation” means the Fourth Amended and Restated Certificate of Incorporation of the Company.

“Company Class A Common Stock” has the meaning specified in Section 4.06(a).

“Company Class B Common Stock” has the meaning specified in Section 4.06(a).

“Company Common Stock” means Company Class A Common Stock and Company Class B Common Stock.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company FCC Authorizations” has the meaning specified in Section 4.28(a)(i).

“Company Founders Preferred Stock” has the meaning specified in Section 4.06(a).

Annex A-3

“Company Information Statement” has the meaning specified in Section 8.03(e).

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company, as currently conducted.

“Company Option” has the meaning specified in Section 3.05(a).

“Company Preferred Stock” has the meaning specified in Section 4.06(a).

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Company Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Requisite Approval” has the meaning specified in Section 6.03.

“Company Restricted Share” has the meaning specified in Section 3.05(c).

“Company Series A Preferred Stock” has the meaning specified in Section 4.06(a).

“Company Series B Preferred Stock” has the meaning specified in Section 4.06(a).

“Company Series C Preferred Stock” has the meaning specified in Section 4.06(a).

“Company Series Preferred Stock” has the meaning specified in Section 4.06(a).

“Company Schedules” means the disclosure schedules of the Company.

“Company Software” means all Owned Company Software and third party Software used in the business of the Company, as currently conducted.

“Company Stock Plan” means the Astra Space, Inc. 2016 Equity Incentive Plan.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Warrant” has the meaning specified in Section 3.05(b).

“Confidential Data” means all data for which the Company is required by Law, Contract or privacy policy to keep confidential or private, including all such data transmitted to the Company by customers of the Company or Persons that interact with the Company.

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Company Benefit Plans).

“Copyleft Terms” has the meaning specified in Section 4.11(l).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Action” means an inaction or action by the Company, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures (i) that is consistent with the past practice of the Company in response to COVID-19 prior to the date of this Agreement (but only to the extent in compliance with applicable Law), or (ii) that would, given the totality of the circumstances under which the Company acted or did not act, be unreasonable for Holicity to withhold, condition or delay consent with respect to such action or inaction (whether or not Holicity has a consent right with respect thereto).

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the CARES Act.

Annex A-4

“DGCL” has the meaning specified in the recitals hereto.

“Director Nomination Agreement” has the meaning specified in Section 9.02(e).

“Dissenting Shares” has the meaning specified in Section 3.09.

“DOT” has the meaning specified in Section 4.23.

“Effective Time” has the meaning specified in Section 2.01.

“Employment Arrangements” has the meaning specified in the recitals hereto.

“Environmental Laws” means any and all applicable Laws relating to pollution, protection of the environment (including natural resources) and human health and safety, or the use, treatment, storage, emission, disposal or release of or exposure to Hazardous Materials.

“Environmental Permits” has the meaning specified in Section 2.01.

“Equity Financing” means the aggregate amount of cash actually invested in (or contributed to) Holicity by the Equity Investors pursuant to any Subscription Agreements.

“Equity Investor” means any Person that is a party to a Subscription Agreement.

“Equity Value” means an amount equal to $2,030,000,000.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” has the meaning specified in Section 4.13(e).

“Exchange” has the meaning specified in Section 3.01(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the ratio determined by dividing (a) the Per Share Merger Consideration Value by (b) the Closing Share Price.

“Excluded Shares” has the meaning specified in Section 3.01(f).

“FAA” has the meaning specified in Section 4.23.

“FAR” means Federal Acquisition Regulation.

“FCC Law” has the meaning specified in Section 4.28(a)(i).

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.07.

“Founders” means Chris Kemp and Adam London, each a “Founder”.

“Fraud” means an actual, intentional and knowing common law fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence), as finally determined by a court of competent jurisdiction, by (a) the Company with respect to the Company Representations and Warranties (as qualified by the Company Schedules), or (b) Holicity or Merger Sub with respect to the Holicity and Merger Sub Representations (as qualified by the Holicity and Merger Sub Schedules); provided that (and without limiting any of the other elements for establishing such common law fraud) such fraud shall in no event be deemed to exist in the absence of actual conscious awareness (and not imputed or constructive knowledge) by or on behalf of the Named Party sought to be held liable therefor, on the date the particular representation or warranty is made hereunder,

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both (i) of the particular fact, event or condition that gives rise to a breach of the applicable representation or warranty contained herein, and (ii) that such fact, event or condition actually constitutes a breach of such representation or warranty, all with the express intention of such Named Party to deceive and mislead the other party hereto.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Bid” means a Bid issued by a contractor that, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract, as amended by binding modifications or change orders, between the Company and (i) a Governmental Authority, (ii) any prime contractor of a Governmental Authority or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above. A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract to which it relates.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, directive, mandate, consent, approval or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products or derivatives, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, per- and polyfluoroalkyl substances or pesticides.

“Holicity” has the meaning specified in the preamble hereto.

“Holicity Affiliate Agreement” has the meaning specified in Section 5.20.

“Holicity and Merger Sub Representations” means the representations and warranties of each of Holicity and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Holicity and Merger Sub Schedules. For the avoidance of doubt, the Holicity and Merger Sub Representations are solely made by Holicity and Merger Sub.

“Holicity and Merger Sub Schedules” means the disclosure schedules of Holicity and Merger Sub.

“Holicity Benefit Plans” has the meaning specified in Section 5.06.

“Holicity Board” means the board of directors of Holicity.

“Holicity Board Recommendation” has the meaning specified in Section 8.03(d).

“Holicity Common Stock” means Holicity Class A Common Stock and Holicity Class B Common Stock.

“Holicity Class A Common Stock” means Holicity’s Class A Common Stock, par value $0.0001 per share.

“Holicity Class B Common Stock” means Holicity’s Class B Common Stock, par value $0.0001 per share.

“Holicity Cure Period” has the meaning specified in Section 10.01(c).

“Holicity Organizational Documents” means the Certificate of Incorporation and Holicity’s bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Holicity SEC Reports” has the meaning specified in Section 5.11(a).

“Holicity Stockholder” means a holder of Holicity Class A Common Stock.

“Holicity Stockholder Approval” has the meaning specified in Section 5.02(b).

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“Holicity Units” means the units of Holicity issued in connection with its initial public offering, which such units are comprised of one (1) share of Holicity Class A Common Stock and one-third of one Public Warrant.

“Holicity Warrants” means, collectively, the Public Warrants and the Private Placement Warrants.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Improvements” has the meaning specified in Section 4.18(f).

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property rights created, arising, or protected under applicable Law, including all: (i) works of authorship (whether or not published) and copyrights (registered or otherwise, including moral rights of authors), database rights, and all other intellectual property rights with respect to Software and other works of authorship, and all registrations and applications for registration thereof, and all intellectual property rights therein provided by multinational treaties or conventions (collectively, “Copyrights”); (ii) inventions and all national and multinational statutory invention registrations, patents, patent registrations, patent applications, industrial designs, industrial models, and provisional patent applications, including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations of any of the foregoing, and all intellectual property rights therein provided by national or multinational treaties or conventions (collectively, “Patents”); (iii) trademarks, service marks, trade names, trade dress, brands, logos, corporate names, and other similar indicia of source or origin (in each case whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill associated with any of the foregoing (collectively, “Trademarks”); (iv) trade secrets and proprietary information, proprietary know-how, algorithms, methods, documentation, processes, formulae, customer lists, and business or marketing plans (collectively, “Trade Secrets”); (v) Internet domain names (“Domain Names”); (vi) Software; and (vii) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses (i) through (vi) above.

“International Trade Laws” means all applicable export control, economic sanctions, import, and customs laws, regulations, rules and licenses of the United States and other governments, including but not limited to, the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State, the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce, the International Emergency Economic Powers Act (“IEEPA”) and the Trading with the Enemy Act (“TWEA”), the sanctions, embargoes and restrictions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Foreign Trade Regulations administered by the U.S. Department of Commerce’s Bureau of Census, the anti-boycott

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regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, and the customs and import laws administered by the U.S. Department of Homeland Security’s Customs and Border Protection (“CBP”).

“Intended Tax Treatment” has the meaning specified in the recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“IP Contributor” has the meaning specified in Section 4.11(c)(ii).

“IP Licenses” has the meaning specified in Section 4.11(e).

“Investors’ Rights Agreement” has the meaning specified in the recitals hereto.

“IT Systems” means the Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology and telecommunications assets, systems, and equipment, and all associated documentation, in each case, owned, used, held for use, leased, outsourced or licensed by or for the Company for use in the conduct of its business as it is currently conducted.

“JOBS Act” has the meaning specified in Section 7.11.

“Key Employees” has the meaning specified in the recitals hereto.

“Law” means any statute, law (including common law), code, treaty, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company.

“Letter of Transmittal” has the meaning specified in Section 3.03(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Material Adverse Effect” means any event, change or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (i) the assets, business, results of operations or financial condition of the Company; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Laws or GAAP after the date hereof or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (d) any change generally affecting any of the industries or markets in which the Company operates or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action required by this Agreement or with the prior written consent of Holicity (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, including, for the avoidance of doubt, COVID-19 and any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the Company’s compliance therewith, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof,

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whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the Company to meet any projections, forecasts or budgets (provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)) or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which Holicity has requested or to which it has consented, except in the cases of clause (a), (b), (d), (f) and (g), to the extent that such change has a disproportionate impact on the Company as compared to other industry participants, or (ii) the ability of the Company to consummate the Transactions.

“Material Contracts” has the meaning specified in Section 4.12(a).

“Material Permits” has the meaning specified in Section 4.23.

“Merger” has the meaning specified in Section 2.01.

“Merger Sub” has the meaning specified in the preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.13(e).

“Named Parties” means (i) with respect to this Agreement, the Company, Holicity and Merger Sub (and their permitted successors and assigns), and (ii) with respect to any Ancillary Agreement, the parties named in the preamble thereto (and their permitted successors and assigns), and “Named Party” means any of them.

“Nasdaq” means the Nasdaq Capital Market.

“NISP” has the meaning specified in Section 4.26(a).

“Offer” has the meaning specified in the recitals hereto.

“Open Source Materials” has the meaning specified in Section Section 1.1(k).

“Outstanding Holicity Expenses” has the meaning specified in Section 3.08(b).

“Outstanding Company Expenses” has the meaning specified in Section 3.08(a).

“Owned Company Software” means all Software owned or purported to be owned by the Company.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company and includes the Owned Company Software.

“Per Share Merger Consideration” means (a) with respect to any share of Company Class A Common Stock or any share of Company Series Preferred Stock issued and outstanding immediately prior to the Effective Time, a number of shares of PubCo’s Class A Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) the Closing Share Price and (b) with respect to any share of Company Class B Common Stock or any shares of Company Founders Preferred Stock issued and outstanding immediately prior to the Effective Time, including those issued in connection with the Exchange, a number of shares of PubCo’s Class B Common Stock equal to (i) the Per Share Merger Consideration Value divided by (ii) the Closing Share Price.

“Per Share Merger Consideration Value” means (a) (x) the Equity Value plus (y) the aggregate exercise price of all of the Company Options and Company Warrants described in clause (b)(i)(B) below divided by (b) the number of all outstanding shares, as of the date hereof, of Company Common Stock (including (A) shares of Company Common Stock issuable upon conversion of the Company Preferred Stock outstanding on the date hereof, (B) any shares of Company Common Stock issued or issuable upon the exercise of all Company Options and Company Warrants outstanding on the date hereof and (C) the vesting of Company Restricted Shares outstanding as on the date hereof).

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“Permits” means all permits, franchises, exemptions, allocations, filings, waivers, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions, and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, provided that, in all instances, such Liens are permitted pursuant to the applicable Real Property Lease(s), (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions to the extent appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not have a Material Adverse Effect on the present uses of such real property, (v) non-exclusive licenses of Owned Intellectual Property entered into in the ordinary course of business, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Financial Statements, (vii) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property or otherwise have a Material Adverse Effect on the present use of such property, (viii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property or otherwise have a Material Adverse Effect on the present use of such property, (ix) statutory Liens of landlords for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty and (x) Liens described on Schedule 1.01(b) or incurred in connection with activities permitted under Section 6.01 hereof (including, for the avoidance of doubt, any refinancings of existing indebtedness of the Company).

“Person” means any individual, firm, corporation, partnership (limited or general), limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any personal information that specifically identifies, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, any particular individual or household.

“PPP Escrow Account” means the PPP Escrow Amount, as the same may be increased or decreased from time to time pursuant to the terms of the PPP Escrow Agreement.

“PPP Escrow Agreement” means an agreement by and among the Purchaser, the Seller and the PPP Lender, to be executed and delivered at the Closing.

“PPP Escrow Amount” means $4,947,000.00.

“PPP Forgiveness Application” means a Paycheck Protection Program Loan Forgiveness Application, SBA Form 3508 with respect to the PPP Loan (together with all certifications set forth therein and all appendices, exhibits, attachments and other documents submitted in connection therewith).

“PPP Lender” means Silicon Valley Bank.

“PPP Loan” means the Indebtedness of the Company incurred pursuant to that certain Promissory Note, in the original principal amount of $4,850,000.00, by and between the Company and the PPP Lender.

“PPP Loan Application” means the Paycheck Protection Program Borrower Application Form, SBA Form 2483, submitted by the Company in connection with the PPP Loan, together with all certifications set forth therein and all appendices, exhibits, attachments and other documents submitted in connection therewith.

“PPP Loan Forgiveness” has the meaning set forth in Section 6.10(d).

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“Privacy and Security Requirements” means, to the extent applicable to the Company: (a) any Laws relating to privacy and data security, including laws regulating the Processing of Protected Data; (b) the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (“PCI DSS”); (c) all Contracts between the Company and any Person that is applicable to the PCI DSS, privacy, data security and/or the Processing of Protected Data; and (d) all policies and procedures applicable to the Company relating to the PCI DSS, privacy, data security and/or the Processing of Protected Data.

“Private Placement Warrants” has the meaning ascribed to it in the Holicity SEC Reports as of the date of this Agreement.

“Public Warrant” has the meaning ascribed to it in the Holicity SEC Reports as of the date of this Agreement.

“Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Proposals” has the meaning specified in Section 8.03(c).

“Protected Data” means Personal Information and Confidential Data.

“Proxy Statement” means the proxy statement filed by Holicity as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Holicity Stockholders to approve the Proposals (which shall also provide the Holicity Stockholders with the opportunity to redeem their shares of Holicity Class A Common Stock in conjunction with a stockholder vote on the Business Combination).

“PubCo” has the meaning specified in the preamble hereto.

“PubCo Bylaws” has the meaning specified in the recitals hereto.

“PubCo Board” means the board of directors of PubCo.

“PubCo Charter” has the meaning specified in the recitals hereto.

“PubCo Omnibus Incentive Plan” has the meaning specified in the recitals hereto.

“PubCo Omnibus Incentive Plan Proposal” has the meaning specified in Section 8.03(c).

“PubCo Option” has the meaning specified in Section 3.05(a).

“PubCo Warrant” has the meaning specified in Section 3.05(b).

“PubCo’s Class A Common Stock” means PubCo’s Class A Common Stock, par value $0.0001 per share, entitling the holder of each such share to one (1) vote per share.

“PubCo’s Class B Common Stock” means PubCo’s Class B Common Stock, par value $0.0001 per share, entitling the holder of each such share to ten (10) votes per share.

“PubCo’s Common Stock” means PubCo’s Class A Common Stock and PubCo’s Class B Common Stock.

“PubCo’s Restricted Share” has the meaning specified in Section 3.05(c).

“Real Estate Lease Documents” has the meaning specified in Section 4.18(b).

“Redeeming Stockholder” means an Holicity Stockholder who demands that Holicity redeem its Holicity Class A Common Stock for cash in connection with the Offer and in accordance with the Holicity Organizational Documents.

“Registered Intellectual Property” has the meaning specified in Section 1.1(a).

“Registration Statement” has the meaning specified in Section 8.03(a).

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“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Restricted Party” means the following: (i) any Person on the OFAC list of Specially Designated Nationals and Blocked Persons, List of Foreign Sanctions Evaders, or Sectoral Sanctions Identifications List; (ii) any Person on the Denied Persons List, Unverified List, or the Entity List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce; (iii) any Person on the Debarred List and non-proliferation sanctions lists maintained by the U.S. State Department; (iv) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i), (ii) or (iii) so as to subject the Person to sanctions; (v) any Person that is organized, ordinarily resident, or located in a Sanctioned Country; or (vi) any Person on any other list maintained by any relevant Governmental Authority restricting the export of any item to specific individuals, companies or other entities.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo administered by the United States (currently, Cuba, Iran, North Korea, Syria and the Crimea region).

“SBA” means the United States Small Business Administration.

“SEC” means the United States Securities and Exchange Commission.

“Schedules” means the Holicity and Merger Sub Schedules and the Company Schedules.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all computer software programs and software systems, including all computer software and code (including source code, executable code, and object code), databases and compilations (including any and all data and collections of data, whether machine readable or otherwise), compilers and decompilers, development tools, menus, higher level or “proprietary” languages, templates, macros, user interfaces, report formats, firmware, data files, whether in source code, object code or human readable form, and all documentation and materials (including user manuals, other specifications, training documentation, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing) and know-how relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Holicity Class A Common Stock to be held for the purpose of approving the Proposals.

“Sponsor” means Pendrell Holicity Holdings Corporation, a Washington corporation.

“Sponsor Stock Conversion” shall have the meaning given to it in Section 3.01(b).

“Stock Issuance Proposal” has the meaning specified in Section 8.03(c).

“Stockholder Action” has the meaning specified in Section 7.09.

“Substitute Awards” has the meaning specified in Section 3.05(d).

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a general or limited partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Subscription Agreement” means an agreement executed by an Equity Investor pursuant to which such Equity Investor has committed to invest cash in Holicity in order to acquire Holicity Class A Common Stock prior to or in connection with the Closing.

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“Support Agreement” has the meaning specified in Section 6.03.

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Company Bylaws” means the form of bylaws set forth on Exhibit E.

“Surviving Company Charter” means the form of amended and restated certificate of incorporation set forth on Exhibit F.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document required to be filed with a Governmental Authority respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Terminating Holicity Breach” has the meaning specified in Section 10.01(c).

“Termination Date” has the meaning specified in Section 10.01(b).

“Transaction Litigation” has the meaning specified in Section 8.02.

“Transaction Proposal” has the meaning specified in Section 8.03(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or prior to the Closing on the Closing Date, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.08(a).

“Trust Agreement” has the meaning specified in Section 5.08(a).

“Trustee” has the meaning specified in Section 5.08(a).

“Unit Separation” means, the election of any holder of an Holicity Unit to separate such Holicity Unit into Holicity Class A Common Stock and Public Warrants.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Holicity.

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“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s or Holicity’s business, as applicable, consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19). Notwithstanding anything to the contrary contained in this Agreement, nothing herein shall prevent the Company from taking or failing to take any COVID-19 Actions and (i) no such COVD-19 Actions shall be deemed to violate or breach this Agreement in any way, (ii) all such COVID-19 Actions shall be deemed to constitute an action taken in the ordinary course of business and (iii) no such COVID-19 Actions shall serve as a basis for Holicity to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied.

(c) Any reference in this Agreement to “PubCo” shall also mean Holicity to the extent the matter relates to the pre-Closing period and any reference to “Holicity” shall also mean “PubCo” to the extent the matter relates to the post-Closing period (including, for the purposes of this Section 1.02(c), the Effective Time).

(d) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(e) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(f) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(g) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(i) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been (1) provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (A) in the virtual “data room” set up by the Company in connection with this Agreement or (B) by delivery to such party or its legal counsel via electronic mail or hard copy form, or (2) with respect to Holicity, filed with the SEC by Holicity on or prior to the date hereof.

(j) Except to the extent expressly set forth therein, references to the Company in Article IV, Article VI, Article VIII, Article IX and, to the extent applicable, the definitions set forth in this Article I that are used in each such Article shall be deemed to mean, collectively, the Company and each of its Subsidiaries and, to the extent applicable, the Company on a consolidated basis with its Subsidiaries.

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1.03 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, in the case of the Company, each of the Founders, Martin Attiq and Kelyn Brannon and, in the case of Holicity, Craig McCaw, Randy Russell, R. Gerard Salemme and Andy Quartner.

Article II
THE MERGER; CLOSING

2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Holicity and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Holicity and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.04 Organizational Documents of Holicity and the Surviving Company.

(a) At the Closing and immediately prior to the Effective Time, the Certificate of Incorporation and the bylaws of Holicity shall be amended and restated in their entirety to be the PubCo Charter and the PubCo Bylaws, respectively, until thereafter supplemented or amended in accordance with their terms and the DGCL.

(b) At the Effective Time by virtue of the Merger, the Company Certificate of Incorporation and the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entireties to be the Surviving Company Charter and the Surviving Company Bylaws, respectively, until thereafter supplemented or amended in accordance with their terms and the DGCL.

2.05 Directors and Officers of Holicity and the Surviving Company.

(a) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, subject to any limitation with respect to any specific individual imposed under applicable Laws and the listing requirements of the Nasdaq (and, for the avoidance of doubt, after giving effect to any exemptions available to a controlled company), Holicity shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause, effective as of the Closing, the PubCo Board to consist of the persons designated by the Company in writing prior to Closing (including the person contemplated to be on the PubCo Board pursuant to the Director Nomination Agreement). On the Closing Date, Holicity shall enter into customary indemnification agreements reasonably satisfactory to the Company with such individuals elected as members of the PubCo Board as of the Closing, which indemnification agreements shall continue to be effective immediately following the Closing.

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(b) Except as otherwise directed in writing by the Company, and conditioned upon the occurrence of the Closing, Holicity shall take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the Persons constituting the officers of the Company prior to the Effective Time to be the officers of Holicity (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) The Company shall take all necessary action prior to the Effective Time such that (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) certain directors or executive officers of the Company, determined by the Company and communicated in writing to Holicity prior to the Closing Date, shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(d) Except as otherwise directed in writing by the Company, the Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company (and holding the same titles as held at the Company) until the earlier of their resignation or removal or until their respective successors are duly appointed.

Article III
EFFECTS OF THE MERGER

3.01 Effect on Capital Stock. Subject to the provisions of this Agreement:

(a) immediately prior to the Effective Time, each share of Company Class A Common Stock that is held by a Founder that is issued and outstanding as of such time shall automatically convert into one (1) share of Company Class B Common Stock in accordance with an exchange agreement dated prior to the Effective Time between the Company and each Founder (the “Exchange”);

(b) immediately prior to the Effective Time, each share of Holicity Class B Common Stock that is issued and outstanding as of such time shall automatically convert in accordance with the terms of the Certificate of Incorporation into one (1) share of Holicity Class A Common Stock (the “Sponsor Stock Conversion”), all of the shares of Holicity Class B Common Stock converted into shares of Holicity Class A Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Holicity Class B Common Stock shall thereafter cease to have any rights with respect to such securities;

(c) at the Effective Time (and, for the avoidance of doubt, immediately following the consummation of the Exchange and the Sponsor Stock Conversion), by virtue of the Merger and without any action on the part of any Company Stockholder, subject to and in consideration of the terms and conditions set forth herein (including without limitation delivery of the release contemplated by Section 3.03(a)(ii)), each share of Company Common Stock and each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and Excluded Shares), shall be converted into the right to receive the applicable Per Share Merger Consideration payable to the holder thereof in accordance with the procedures set forth in Section 3.03;

(d) at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one (1) validly issued fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time; and

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(e) at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Capital Stock held in the treasury of the Company immediately prior to the Effective Time (the “Excluded Shares”) shall be cancelled and no payment or distribution shall be made with respect thereto.

3.02 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, shares of Company Preferred Stock or shares of Holicity Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach of Section 5.15(a) of this Agreement by Holicity with respect to the number of its issued and outstanding shares of Holicity Common Stock (or any other issued and outstanding equity security interests in Holicity) or rights to acquire Holicity Common Stock (or any other equity security interests in Holicity), then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, shares of Company Preferred Stock or shares of Holicity Common Stock (or any other equity security interests in Holicity), as applicable, will be appropriately adjusted to provide to the holders of Company Common Stock, the holders of shares of Company Preferred Stock or the holders of Holicity Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 3.01(e) shall not be construed to permit Holicity, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.03 Delivery of Per Share Merger Consideration.

(a) Concurrently with the mailing of the Company Information Statement, Holicity shall cause to be mailed to each holder of record of Company Common Stock and Company Preferred Stock at the address provided to Holicity by the Company, a letter of transmittal (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery, (ii) have a customary release of all claims against PubCo and the Company arising out of or related to such holder’s ownership of shares of Company Common Stock or Company Preferred Stock and (iii) specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock and Company Preferred Stock, as applicable, shall pass, only upon delivery of the shares of Company Common Stock and Company Preferred Stock, as applicable, to Holicity (including all certificates representing shares of Company Common Stock and Company Preferred Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Common Stock or Company Preferred Stock are certificated), together with instructions thereto.

(b) Upon the receipt of a Letter of Transmittal (accompanied with all Company Certificates representing shares of Company Common Stock and Company Preferred Stock, to the extent such shares of Company Common Stock and Company Preferred Stock are certificated) duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Holicity, the holder of such shares of Company Common Stock and Company Preferred Stock, as applicable, shall be entitled to receive in exchange therefor, and conditioned upon the occurrence of the Closing, the Per Share Merger Consideration into which such shares of Company Common Stock and Company Preferred Stock, as applicable, have been converted pursuant to Section 3.01(b) (after giving effect to Section 3.01(a)). Until surrendered as contemplated by this Section 3.03(b) together with the delivery of a duly, completely and validly executed Letter of Transmittal, each share of Company Common Stock and Company Preferred Stock shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the consideration described in Section 3.01(b) which the holders of shares of Company Common Stock and Company Preferred Stock, as applicable, were entitled to receive in respect of such shares pursuant to this Section 3.03(b).

3.04 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the delivery of a duly, completely and validly executed Letter of Transmittal with respect to the shares formerly represented by such Company Certificate, the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Holicity, the provision by such Person of a customary indemnity against any claim that may be made against Holicity with respect to such Company Certificate, Holicity shall issue or pay in exchange for such lost, stolen or destroyed Company Certificate the consideration issuable or payable in respect thereof as determined in accordance with this Article III.

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3.05 Treatment of Company Options, Warrants and Company Restricted Shares.

(a) Effective as of the Effective Time, each option to purchase shares of the Company Common Stock (a “Company Option”) granted under any Company Stock Plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by the PubCo and shall be converted into a stock option (a “PubCo Option”) to acquire shares of PubCo’s Class A Common Stock in accordance with this Section 3.05(a). Each such PubCo Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Stock Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions, including, without limitation, Section 3.05(d) and Section 3.05(e) below). As of the Effective Time, each such PubCo Option as so assumed and converted shall be for that number of shares of PubCo’s Class A Common Stock determined by multiplying the number of shares of the Company Common Stock subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent. The Company shall terminate the Company Stock Plan as of the Effective Time. As of the Effective Time, all Company Options shall no longer be outstanding and each holder of PubCo Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.05(a).

(b) Effective as of the Effective Time, each warrant to purchase shares of Company Capital Stock (each, a “Company Warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Merger and without any action on the part of the PubCo, the Company or the holder of any such Company Warrant, shall be converted into a warrant (a “PubCo Warrant”) to acquire shares of PubCo’s Class A Common Stock in accordance with this Section 3.05(b). Each such PubCo Warrant as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Warrant immediately prior to the Effective Time. As of the Effective Time, each such PubCo Warrant as so assumed and converted shall be for that number of shares of PubCo’s Class A Common Stock determined by multiplying the number of shares of the Company Common Stock subject to such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Warrant immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent. As of the Effective Time, all Company Warrants shall no longer be outstanding and each holder of PubCo Warrants shall cease to have any rights with respect to such Company Warrant, except as set forth in this Section 3.05(b).

(c) Effective as of immediately prior to the Effective Time, each unvested restricted share of Company Common Stock and each unvested restricted stock unit of Company Common Stock (each a “Company Restricted Share”) granted under any Company Stock Plan or otherwise, other than those Company Restricted Shares set forth on Schedule 3.05(c), shall, by virtue of the Merger, and without any required action on the part of the holder thereof (or subject to obtaining the consent of the holder to the extent necessary), become immediately vested and each such holder of a Company Restricted Share shall be entitled to receive the Per Share Merger Consideration payable or issuable to a holder of Company Common Stock pursuant to the terms and conditions of this Agreement, less applicable tax withholding, if any. In respect of the Company Restricted Shares set forth on Schedule 3.05(c), as of the Effective Time, each such Company Restricted Share, to the extent then unvested and outstanding, shall automatically, without any action on the part of the holder thereof, be cancelled and converted into a number of shares of restricted PubCo’s Common Stock (a “PubCo’s Restricted Share”) equal to the number of shares of PubCo’s Common Stock issuable as Per Share Merger Consideration in consideration for one (1) share of such Company Common Stock, rounded to the nearest whole share of such PubCo’s Common Stock.

(d) Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D). Following the Effective Time, each PubCo Option and PubCo’s Restricted Share shall be subject to the PubCo Omnibus Incentive Plan (and considered “Substitute Awards” for purposes thereof) and to the same terms and conditions, including, without limitation, any vesting conditions, as had applied to the corresponding Company Option and Company Restricted Share as of immediately prior to the

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Effective Time, except for such terms rendered inoperative by reason of the Transactions, subject to such adjustments as reasonably determined by the PubCo Board to be necessary or appropriate to give effect to the conversion or the Transactions.

(e) Prior to the Closing, the Company and Holicity shall take, or cause to be taken, all necessary or appropriate actions under the Company Stock Plan (and the underlying grant, award or similar agreements), including to reserve for issuance a sufficient number of shares of PubCo’s Class A Common Stock and PubCo’s Class B Common Stock, as applicable, for delivery upon exercise or delivery of the Substitute Awards under the PubCo Omnibus Incentive Plan, or otherwise to give effect to the provisions of this Section 3.05. No less than five (5) business days prior to Closing, the Company and Holicity shall each provide to the other copies of all such necessary or appropriate actions and a meaningful opportunity to provide comments, which will be considered in good faith.

3.06 Withholding. Each of Holicity, Merger Sub, the Company, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law; provided that before making any deduction or withholding pursuant to this Section 3.06 other than with respect to compensatory payments made pursuant to this Agreement, Holicity shall use commercially reasonably efforts to give the Company at least five (5) days prior written notice of any anticipated deduction or withholding (together with any legal basis therefor) to provide the Company with sufficient opportunity to provide any forms or other documentation from the applicable equity holders or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 3.06. To the extent that Holicity, Merger Sub, the Company, the Surviving Company or any of their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s payroll to facilitate applicable withholding.

3.07 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no fractional shares of PubCo’s Common Stock or certificates or scripts representing such fractional shares shall be issued upon the conversion of Company Common Stock pursuant to Section 3.01(b), and any such fractional shares or interests therein shall not entitle the owner thereof to vote or to any other rights of a holder of PubCo’s Common Stock. In lieu of the issuance of any such fractional share, PubCo shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the fraction equal to the amount of the fractional share of PubCo’s Common Stock to which such holder otherwise would have been entitled but for this Section 3.07 multiplied by (ii) an amount equal to the VWAP of shares of Holicity Class A Common Stock for the twenty (20) trading days prior to the date that is three (3) Business Days prior to the Closing.

3.08 Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Holicity a written report setting forth a list of the following fees and expenses incurred by or on behalf of the Company or the Company Stockholders in connection with the conduct of the Company’s sale process (including the evaluation and negotiation of business combinations with other third parties) and the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company or the Company Stockholders incurred in connection with the Transactions; and (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the Transactions (collectively, the “Outstanding Company Expenses”). On the Closing Date following the Closing, PubCo shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Expenses.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Holicity shall provide to the Company a written report setting forth a list of all unpaid fees and disbursements of Holicity, Merger Sub or the Sponsor for outside counsel and fees and expenses of Holicity, Merger Sub or the Sponsor or for any

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other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Holicity, Merger Sub or the Sponsor in connection with Holicity’s initial public offering (including any deferred underwriter fees) or the Transactions (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Holicity Expenses”). On the Closing Date, following the Closing, PubCo shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Holicity Expenses.

3.09 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive the Per Share Merger Consideration upon the terms and conditions set forth in this Agreement. The Company shall give Holicity prompt notice (and in any event within two (2) Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Holicity shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Holicity, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant, and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Holicity and Merger Sub as follows:

4.01 Corporate Organization of the Company.

(a) The Company has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate entity power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Company Certificate of Incorporation and bylaws of the Company previously made available by the Company to Holicity are true, correct and complete and are in effect as of the date of this Agreement.

(b) The Company is licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.02 Subsidiaries.

(a) Schedule 4.02 sets forth a complete and accurate list of the name and jurisdiction of organization of each of the Company’s Subsidiaries and the authorized, issued and outstanding equity interests and record and beneficial ownership of each Subsidiary of the Company. Other than as set forth on Schedule 4.02, the Company does not have any Subsidiaries. Each Subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the Laws of its State of incorporation and has the requisite corporate entity power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The organizational documents of each Subsidiary of the Company have previously been made available by the Company to Holicity and are true, correct and complete and are in effect as of the date of this Agreement.

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(b) Each Subsidiary of the Company is licensed or duly qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) All of the outstanding equity interests of each Subsidiary of the Company is duly authorized, validly issued and is directly owned of record by the Company, free and clear of any Liens. There are no other equity interests of any Subsidiary of the Company authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever to which the Company or any Subsidiary of the Company is a party or is bound requiring the issuance, delivery or sale of equity securities of any Subsidiary of the Company.

(d) No Subsidiary of the Company has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or that are convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of such Subsidiary of the Company on any matter. There are no contracts to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound to (x) repurchase, redeem or otherwise acquire any equity interests of any Subsidiary of the Company or any other Person or (y) vote or dispose of any equity interests of, or voting interest in, any Subsidiary of the Company or any other Person. There are no irrevocable proxies and no voting agreements with respect to any equity interests of, or voting interest in, any Subsidiary of the Company.

4.03 Due Authorization. The Company has all requisite company power and authority to execute and deliver this Agreement and each Ancillary Agreement to this Agreement to which it is a party and (subject to the approvals described in Section 4.05 and the adoption of this Agreement and approval of the Merger by holders of Company Capital Stock who can give the Company Requisite Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board, and upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize this Agreement or such Ancillary Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby.

4.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.05, the execution, delivery and performance of this Agreement and each Ancillary Agreement to this Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, bylaws or other organizational documents of the Company, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type required to be disclosed in Section 4.12(a), or any Leased Real Property document to which the Company is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.04, the execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to this

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Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not provide the basis for disqualification, cancellation, or similar negative consequences with respect to any Contracts between the Company, on the one hand, and the United States Government, on the other hand, including, without limitation, Contracts related to launch services, loans, funding or grants. In no event will the conversion of Company Capital Stock into the right to receive the applicable Per Share Merger Consideration or the distribution of the Per Merger Consideration as set forth herein be superseded by any other Contract.

4.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Holicity contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) the filing of the Certificate of Merger in accordance with the DGCL, (c) any amendments, notifications, and/or filings required under the ITAR, (d) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions, and (e) as otherwise disclosed on Schedule 4.05.

4.06 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company is 620,970,175 shares of capital stock consisting of: (i) 322,000,000 shares of Class A Common Stock, par value $0.000001 per share (the “Company Class A Common Stock”); (ii) 92,500,000 shares of Class B Common Stock, par value $0.000001 per share (the “Company Class B Common Stock”); (iii) 18,500,000 shares of founders preferred stock, par value $0.000001 per share (the “Company Founders Preferred Stock”); and (iv) 187,970,175 shares of other preferred stock, $0.000001 per share (the “Company Series Preferred Stock” and together with the Company Founders Preferred Stock, the “Company Preferred Stock”), of which (1) 66,191,660 shares are designated as Series A Preferred Stock (the “Company Series A Preferred Stock”); (2) 71,288,515 shares are designated as Series B Preferred Stock (the “Company Series B Preferred Stock”) and (3) 50,490,000 shares are designated as Series C Preferred Stock (the “Company Series C Preferred Stock”). As of the date hereof, there are: (A) 23,569,583 shares of Company Class A Common Stock issued and outstanding; (B) 71,100,000 shares of Company Class B Common Stock issued and outstanding; (C) 12,458,592 shares of Company Founders Preferred Stock issued and outstanding; (D) 65,780,540 shares of Company Series A Preferred Stock issued and outstanding; (E) 70,713,123 shares of Company Series B Preferred Stock issued and outstanding; and (F) 50,483,785 shares of Company Series C Preferred Stock issued and outstanding.

(b) All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) except as set forth on Schedule 4.06(b), are fully vested. Set forth on Schedule 4.06(b) is a true, correct and complete list of each holder of shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company (other than Company Options) and the number of shares of Company Common Stock, Company Preferred Stock or other equity interests held by each such holder as of the date hereof. Except as set forth in this Section 4.05 or on Schedule 4.06(b) or pursuant to the Company Stock Plan, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding.

(c) Except as set forth on Schedule 4.06(c) for (i) Company Options granted pursuant to the Company Stock Plan, (ii) the Company Preferred Stock, (iii) the Company Restricted Shares granted pursuant to the Company Stock Plan and (iv) the Company Warrants, as of the date hereof there are (x) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (y) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, except as set forth on Schedule 4.06(c), there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the

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right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 4.06(c), as of the date hereof the Company is not party to any shareholders’ agreement, voting agreement or registration rights agreement relating to its equity interests. With respect to each Company Option, Company Restricted Share, and Company Warrant, Schedule 4.06(c) sets forth, as of the date hereof, the name of the holder of such Company Option, Company Restricted Share or Company Warrant, the number of vested and unvested shares covered by such Company Option, Company Restricted Share, or Company Warrant, the date of grant and the cash exercise price, strike price or offset amount per share/unit of such Company Option, Company Restricted Share, or Company Warrant, as applicable. The Company has made available to Holicity a true and complete copy of the form of agreement evidencing each Company Warrant and has also delivered any other warrant agreements to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply. The Company has made available to Holicity true and complete copies of the Company Stock Plan and the form of agreement evidencing each Company Option and Company Restricted Share, and has also delivered any other option agreements and restricted share agreements to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply. Each Company Option (A) was granted, in all material respects, in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share at the close of business on the date of such grant, (C) has a grant date identical to the date on which the Company’s Board or compensation committee actually awarded such Company Option, (D) qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s tax returns and the Company’s financial statements, respectively, and (E) does not trigger any material liability under Section 409A of the Code.

(d) No event has occurred that has or could have caused an adjustment to the Conversion Price (as defined in the certificate of incorporation of the Company, as amended) of the Preferred Stock of the Company.

4.07 Financial Statements. Attached as Schedule 4.07 are the unaudited balance sheets of the Company as of September 30, 2020, December 31, 2019 and December 31, 2018 and the unaudited statements of operations, statements of stockholders’ equity (deficit) and statements of cash flows of the Company for the nine (9) months ended September 30, 2020 and the years ended December 31, 2019 and December 31, 2018 (the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the unaudited financial statements as of and for the nine (9) months ended September 30, 2020, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from the books and records of the Company.

4.08 Undisclosed Liabilities. There is no liability, debt or obligation against the Company that would be required to be set forth or reserved for on a balance sheet of the Company (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities or obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, (c) disclosed in the Company Schedules, (d) arising under or related to this Agreement and/or the performance by the Company of its obligations hereunder (including, for the avoidance of doubt, any Outstanding Company Expenses), or (e) that would not, individually or in the aggregate, reasonably be expected to exceed $5,000,000. Except as set forth on Schedule 4.08, the Company does not have any material Indebtedness other than the PPP Loan.

4.09 Litigation and Proceedings. Except as set forth in Schedule 4.09, there are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations against the Company, or otherwise affecting the Company or its assets, including any condemnation or similar proceedings, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any property, asset or business of the Company is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Company which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions.

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4.10 Compliance with Laws.

(a) Except (i) with respect to compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.19) and compliance with Tax Laws (which are the subject of Section 4.15), and (ii) where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company is, and since December 31, 2017 has been, in compliance in all material respects with all applicable Laws. The Company has not received any written notice from any Governmental Authority of a violation of any applicable Law by the Company at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except where the failure to have or to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company: (i) is in compliance in all material respects with all Laws applicable to its business, operations, and assets, including the Federal Aviation Regulations, and any other applicable rules, regulations, directives or policies of the DOT and/or FAA; (ii) immediately following the Closing, will have all material Permits required to conduct the business of the Company in the same manner as such operations and services are conducted as of the date of this Agreement and as of immediately prior to the Closing; and (iii) except as set forth in Schedule 4.10(b), has not received any written notice of or been charged with the violation of any laws, and has not been the subject of any DOT or FAA enforcement action or investigation. The Company is not a party to or bound by any Governmental Order. To the Company’s knowledge, the Company is not under investigation with respect to the violation of any Laws, and there are no facts or circumstances which could reasonably form the basis for any such violation.

(c) During the past three (3) years, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (1) there has been no action taken by the Company or, to the knowledge of the Company, any officer, director, manager, employee, agent or representative of the Company, in each case, acting on behalf of the Company, in violation of any applicable Anti-Corruption Law, (2) the Company has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, nor, to the knowledge of the Company, has any investigation been threatened or pending, (3) the Company has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law, (4) the Company has not received any written notice, inquiry or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law, nor has any such notice, inquiry or citation been threatened or is pending and (5) the Company has instituted and maintained policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws. No officer, director, manager or, to the knowledge of the Company, employee, agent or member of the Company is a foreign official within the meaning of the FCPA.

4.11 Intellectual Property.

(a) Schedule 4.11(a) sets forth a list of all registered and applied for Patents, Trademarks, Copyrights, and Domain Names owned or purported to be owned, solely or jointly, by the Company (collectively, the “Registered Intellectual Property”), setting forth as to each such item, if applicable: (i) the record and, if different, the legal and beneficial owner of such item (and if any other Person has an ownership interest in such item, the nature of such ownership interest), (ii) the applicable application, registration or serial number, and the date and status of such registration or filing, (iii) the date of application, registration or issuance of such item, and (iv) the jurisdiction in which such item is registered, issued or pending.

(b) Except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and except as specifically identified on Schedule 4.11(a) with respect to Registered Intellectual Property jointly owned with another Person, the Company is the sole and exclusive legal and beneficial owner of all right, title and interest to and in the Owned Intellectual Property, free and clear of all Liens other than Permitted Liens. Without limiting the generality of the foregoing, except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect:

(i) all documents and instruments necessary to establish, perfect and maintain the rights of the Company with respect to any Registered Intellectual Property have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority (or validly registered with the appropriate registrar in the case of Domain Names and the like);

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(ii) Except as set forth on Schedule 4.11(b)(ii), each Person who is or was involved in the creation or development of any Owned Intellectual Property (each an “IP Contributor”) has executed and delivered to the Company a valid and enforceable agreement assigning to the Company all Intellectual Property Rights that were created by such IP Contributor for the benefit of the Company. The Company otherwise retains ownership of all original works of authorship created by an IP Contributor as “works made for hire” as defined in the United States Copyright Act. Each current and former employee, consultant and contractor of the Company has executed and delivered an agreement under which the employee, consultant or contractor agrees not to use or disclose any material confidential or proprietary information of the Company (or of third parties that has been disclosed to the Company under an obligation of confidentiality) except as authorized by the Company. To the knowledge of the Company, no IP Contributor or other current or former employee, consultant and contractor of the Company has breached or violated any of the agreements referenced in this Section 4.11(b)(ii);

(iii) To the knowledge of the Company, (A) no funding, facilities or resources of any Governmental Authority or any university, college or other educational institution or government research center were used in the development of any Owned Intellectual Property, and (B) no Governmental Authority, university, college or other educational institution or research center has any ownership in or rights to any Owned Intellectual Property;

(iv) To the knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether or not currently exercisable) or interest in or to any Owned Intellectual Property;

(v) To the knowledge of the Company, the Company has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect all material Trade Secrets and other material proprietary or confidential information of the Company or of any Person to which the Company has a written confidentiality obligation;

(vi) to the knowledge of the Company, no Owned Intellectual Property is subject to any outstanding consent, arbitral award, settlement, decree, order, injunction, judgment or ruling restricting the use or ownership thereof, and there are no facts, circumstances or information that would or could reasonably be expected to have a Material Adverse Effect on the ability of the Company to use or practice the Owned Intellectual Property immediately following the Closing in substantially the same manner as currently used and practiced;

(vii) to the knowledge of the Company, the Company Intellectual Property constitutes all of the Intellectual Property that is necessary to and sufficient for the conduct of the business of the Company as now conducted; and

(viii) the Company is not now, and, to the knowledge of the Company, never has been, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Owned Intellectual Property.

(c) To the knowledge of the Company, all Registered Intellectual Property is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) no interference, opposition, cancellation, reissue, reexamination, review or other Legal Proceeding contesting or challenging the ownership, scope, validity or enforceability of any Registered Intellectual Property is pending or, to the knowledge of the Company, threatened in writing, and to the Company’s knowledge there is no reasonable basis for any such claim;

(ii) to the knowledge of the Company, no act has been done or omitted to be done by the Company, which has, had or would reasonably be expected to have the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Owned Intellectual Property, except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(iii) except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, all prior art material to the patentability of the claims in any issued or applied for Patents in the Registered Intellectual Property is cited in the respective issued Patents, applications or associated file histories thereof, and the Company has complied with the duty of disclosure, candor and good faith in connection with each such Patent.

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(d) Schedule 4.11(d) contains a true and accurate list of all material active written Contracts pursuant to which the Company (i) licenses from a third party Intellectual Property that is material to the business of the Company (excluding (A) licenses for commercially available Software in object code form (e.g., “click wrap”, “off-the-shelf” or “shrink wrap”, and open source software licenses) that do not involve expenses of the Company of more than $250,000 and (B) any other license to Intellectual Property that are generally commercially available to the public) or (ii) licenses that grant to a third party any rights in or to use Owned Intellectual Property (excluding non-exclusive licenses granted to customers, contractors, suppliers or service providers in the ordinary course of business (clauses (i) and (ii), collectively, the “IP Licenses”). To the knowledge of the Company, there is no material outstanding or threatened dispute or disagreement with respect to any IP License.

(e) To the knowledge of the Company, no Person is currently infringing upon, misappropriating, making unlawful use of or violating, any Owned Intellectual Property.

(f) To the knowledge of the Company with respect to Patent infringement, neither the operation of the business of the Company, nor the use of the Owned Intellectual Property, is violating, infringing, misappropriating, diluting or otherwise making unlawful use of any Intellectual Property Rights of any other Person, except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in the three-year period preceding the date hereof, the Company has not received any written notice or other written claim from any Person, and no legal proceeding has been initiated or is pending, alleging that the Company (including any employee, contractor or consultant of the Company in their capacity as such) have engaged in any activity or conduct that constitutes the unauthorized use of, or that has violated, infringed or misappropriated, the Intellectual Property Rights of any Person, and there is no valid basis for any such legal proceeding.

(g) To the knowledge of the Company, none of the Owned Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent; or (iii) transmitting data, in each case, either automatically, with the passage of time or upon command by any Person other than the proper user.

(h) To the knowledge of the Company, (i) no source code for any Owned Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, under an obligation to keep such source code confidential, and (ii) the Company is not party to any Contracts that impose a duty or obligation to deliver, license or make available the source code for any Owned Company Software to any escrow agent.

(i) To the knowledge of the Company, except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company Software fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Company Software.

(j) To the knowledge of the Company, neither the execution, delivery and performance by the Company of this Agreement and each of the other agreements, instruments and documents to which the Company is or will be a party in connection therewith, nor the consummation of the transactions contemplated hereunder or thereunder, will, with or without notice or lapse of time, result in or give any third party the right or option to cause or declare: (i) a loss of, or Lien on, any Owned Intellectual Property; (ii) a breach of or default under any IP License; (iii) a payment or increased royalty or an obligation to offer any discount or be bound by any “most favored pricing” terms under any IP License; (iv) the release, disclosure or delivery of any Owned Intellectual Property by or to any escrow agent or other third party; or (v) the grant, assignment or transfer to any third party of any license or other right or interest in, under, or with respect to, any of the Owned Intellectual Property.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company is in material compliance with the terms and conditions (other than attribution or notice requirements) of all material licenses for “free software,” “open source software” or under a similar licensing or distribution term (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL),

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Affero General Public License (AGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) and the Apache License) (“Open Source Materials”) incorporated in Owned Company Software.

(l) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Owned Company Software, (ii) distributed Open Source Materials in conjunction with any Owned Company Software or (iii) used Open Source Materials in or with any Owned Company Software (including any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works or (3) redistributable at no charge), in each case under the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires the Company to (A) publicly disclose, distribute, license, grant rights or otherwise provide to any third party any material source code for any Owned Company Software, or (B) otherwise imposes any material limitation, restriction or condition on the right or ability of the Company to use, distribute or enforce any Owned Company Software (collectively, “Copyleft Terms”).

(m) To the knowledge of the Company, in connection with its collection, storage, transfer (including without limitation, any transfer across national borders) and/or use of any information or Protected Data, the Company is and has been, in compliance with all Privacy and Security Requirements. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect the confidentiality, integrity and availability of all systems, information and Protected Data maintained and collected by it or on its behalf. Except as set forth in Schedule 4.11(m), the Company has not experienced any security incident that has compromised the integrity or availability of the Company’s network, systems, data or information. The Company is and has been, to the Company’s knowledge, in compliance in all material respects with all Privacy and Security Requirements relating to data loss, theft and breach of security notification obligations. The Company has not received, nor provided, any written notice of any claims, actions, investigations, inquiries or alleged violations of Privacy and Security Requirements or any other security incidents.

(n) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the IT Systems are operational and adequate and sufficient for the current needs of the business of the Company, (ii) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security, or material failures of the IT Systems currently used to provide material products to customers in the conduct of their business as it is currently conducted during the two-year period preceding the date hereof, (iii) the Company has in place adequate and commercially reasonable security controls and backup and disaster recovery plans and procedures in place, and (iv) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the IT Systems in the two-year period preceding the date hereof that, pursuant to any legal requirement, would require the Company to notify customers or employees of such breach or intrusion.

4.12 Contracts; No Defaults.

(a) Schedule 4.12(a) contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (viii) below to which, as of the date of this Agreement, the Company is a party or by which its assets are bound (together with all material amendments, waivers or other changes thereto) (collectively, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been delivered to or made available to Holicity or its agents or representatives.

(i) each employee collective bargaining Contract;

(ii) any IP License;

(iii) any Contract which restricts in any material respect or contains any material limitations on the ability of the Company to compete in any line of business or in any geographic territory, in each case excluding customary confidentiality agreements (or clauses) or non-solicitation agreements (or clauses);

(iv) any Contract under which the Company has created, incurred, assumed or guaranteed Indebtedness, has the right to draw upon credit that has been extended for Indebtedness, or has granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in an amount in excess of $1,000,000;

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(v) any Contract that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by the Company since December 31, 2017 involving consideration in excess of $2,000,000 of any Person or of any business entity or division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), but excluding any Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(vi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $2,500,000 in any calendar year, in each case, other than sales or purchases in the ordinary course of business;

(vii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 1.1(a) and expected to result in revenue or require expenditures in excess of $2,500,000 in the calendar year ending December 31, 2020;

(viii) any joint venture Contract, partnership agreement, limited liability company agreement or similar Contract that is material to the business of the Company;

(ix) any Contract in excess of $1,500,000 with any supplier, vendor or subcontractor for launch vehicle components and/or to provide services for integration or other manufacturing with respect to the launch vehicle (including an identification of their country of origin); and

(x) any Contracts related to the Company’s firm launch commitments, optional launches, launch reservation fees, or currently used or planned spaceports.

(b) Except for any Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) such Material Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any Material Contract, (iii) since December 31, 2019, the Company has not received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any Material Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by the Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 31, 2019 through the date hereof, the Company has not received written notice from any customer or supplier that is a party to any Material Contract that such party intends to terminate or not renew any Material Contract.

(c) The Company is not a party to or otherwise bound by any confidentiality agreement or similar agreement with any other Person, and has not provided any material confidential information to any other Person, in each case, in connection with such Peron’s consideration of acquiring the Company other than Holicity or an Affiliate of Holicity.

4.13 Company Benefit Plans.

(a) Schedule 4.13(a) sets forth an accurate and complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), any individual consulting or independent contractor Contract, and each equity-based, retirement, profit sharing, bonus, incentive, severance, separation, change in control, retention, deferred compensation, vacation, paid time off, medical, dental, life or disability plan, program, policy or Contract, and each other material employee compensation or benefit plan, program, policy or Contract that is maintained, sponsored or contributed to (or required to be contributed to) by the Company or pursuant to which the Company has or may have any material liabilities.

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(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to Holicity correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document and any trust agreement, (ii) the most recent summary plan description, (iii) the three most recent annual reports on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report), (iv) the three most recent actuarial valuation, (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority), and (vi) if applicable, nondiscrimination testing results for the three (3) years prior to the date hereof.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code and (ii) all contributions required to be made under the terms of any Company Benefit Plan as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its ERISA Affiliates sponsored, maintained, contributed to or was required to contribute to, at any point during the six (6) year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other defined benefit pension plan, in each case, that is subject to Title IV of ERISA or Section 412 of the Code. At any point during the six (6) year period prior to the date hereof, the Company has not had any liability under Title IV of ERISA on account of being considered a single employer under Section 414 of the Code with any other Person. No circumstance or condition exists that would reasonably be expected to result in an actual obligation of the Company to pay money to any Multiemployer Plan or other pension plan that is subject to Title IV of ERISA and that is maintained by an ERISA Affiliate of the Company. No Company Benefit Plan provides post-employment health insurance benefits other than as required under Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened.

(g) There have been no material “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA that are not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan. There is no material proceeding (other than routine and uncontested claims for benefits) pending or, to the knowledge of the Company, threatened, with respect to any Company Benefit Plan or against the assets of any Company Benefit Plan.

(h) Except as set forth in Schedule 4.13(h) or as otherwise expressly contemplated by this Agreement, the consummation of the Transactions, alone or together with any other event, will not (i) result in any payment or benefit becoming due or payable to any current or former employee, director, individual independent contractor or consultant of the Company, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such person, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any such person or (v) limit the ability of the Company to terminate any Company Benefit Plan.

(i) No amount or benefit that could be, or has been, received by any current or former employee, officer or director of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of

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the Code) as a result of the consummation of the transactions contemplated by this Agreement. The Company has not agreed to pay, gross up or otherwise indemnify any employee, director or contractor for any tax imposed under Section 4999 of the Code, Section 409A of the Code or otherwise.

4.14 Labor Matters.

(a) (i) The Company is not a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company, (ii) no labor union or organization, works council or group of employees of the Company has made a pending written demand for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company (i) is, and since January 1, 2018 has been, in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved and (iii) since January 1, 2018, has not experienced any actual or, to the knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company is not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) To the knowledge of the Company, no employee of the Company at the level of senior vice president or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation with or to: (i) the Company or (ii) a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or (B) to the knowledge or use of Trade Secrets or proprietary information.

(e) To the knowledge of the Company, all employees of the Company are legally permitted to be employed by the Company in the jurisdiction in which such employees are employed in their current job capacities.

(f) The Company has not incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law that remains unsatisfied.

4.15 Taxes. With respect to the following representations and warranties set forth in this Section 4.15, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) All Tax Returns required by Law to be filed by the Company have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings).

(b) All amounts of Taxes shown due on any Tax Returns of the Company and all other amounts of Taxes owed by the Company have been timely paid.

(c) The Company has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) The Company is not currently engaged in any audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. The Company has not received any written notice from a taxing authority of a proposed deficiency of an amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company does not file a Tax Return that such

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entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company, and no written request for any such waiver or extension is currently pending.

(e) Neither the Company nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two (2) years.

(f) The Company has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of the Company, other than Permitted Liens.

(h) The Company does not have any liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(i) The Company is not a party to or bound by, nor does it have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j) The Company is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(k) The Company is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company.

(l) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(m) Other than the representations and warranties set forth in Section 4.13, this Section 4.15 contains the exclusive representations and warranties of the Company with respect to Tax matters. Nothing in this Section 4.15 shall be construed as providing a representation or warranty with respect to (i) any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

4.16 Brokers’ Fees. Except as described on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company for which the Company has any obligation.

4.17 Insurance. Schedule 4.17 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Holicity. With respect to each such insurance policy required to be listed on Schedule 4.17, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

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4.18 Real Property; Assets.

(a) The Company does not own any real property. The Company is not a party to any agreement or option to purchase any real property or material interest therein.

(b) Schedule 4.18(b) contains a true, correct and complete list of all Leased Real Property. The Company has made available to Holicity true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property. The Leased Real Property constitutes all of the real property interests leased by the Company and used in the conduct of the business and operations of the Company as now conducted.

(c) Except as set forth in Schedule 4.18(c), each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Real Estate Lease Document is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Lease Documents made available to Holicity and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Holicity or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

(d) No material default or breach by (i) the Company or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. The Company has not received written or, to the knowledge of the Company, oral notice of default or breach under any Real Estate Lease Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or by the other parties thereto. The Company has not assigned, transferred, conveyed, subleased or otherwise granted any Person the right to use or occupy any Leased Real Property or portion thereof which is still in effect. The Company has not collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. The Company has a good and valid leasehold title and interest to each Leased Real Property subject only to Permitted Liens. The transactions contemplated hereby do not require the consent of any other party to any Real Estate Lease Documents and will not result in a breach of or default under any Real Estate Lease Document.

(e) The Company has not received any written notice that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property. The Company has not received any written notice, and to the Company’s Knowledge, there has been no action or change in condition. that materially affects the ability of the Company to continue to use and possess the Leased Real Property for the conduct of the business of the Company in the ordinary course of business.

(f) All material buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property (the “Improvements”) are in good condition and repair and the systems located therein are in good working order and condition. There are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements which would reasonably be expected to have a Material Adverse Effect, taken as a whole. All facilities located on or compromising the Leased Real Property have received all Permits required in connection with the operation thereof and have been operated and maintained in all material respects in accordance with applicable Laws and the Real Property Leases.

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4.19 Environmental Matters.

(a) the Company is and, during the last five (5) years, has been in material compliance with all Environmental Laws and all Material Permits issued under Environmental Laws (collectively, the “Environmental Permits”);

(b) there has been no release of any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the Company’s operations off-site of the Leased Real Property or, at, in, on or under any formerly owned or leased real property during the time that the Company owned or leased such property;

(c) the Company is not subject to and has not received any Governmental Order relating to any non-compliance with Environmental Laws or Environmental Permits by the Company or the release, investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) no Action is pending or, to the knowledge of the Company, threatened and no investigation is pending or, to the knowledge of the Company, threatened with respect to the Company’s compliance with or liability under Environmental Law or related to a release of Hazardous Materials;

(e) the Company has made available to Holicity all material environmental reports (including any Phase I and Phase II environmental site assessments), audits, correspondence or other documents relating to the Leased Real Property or any formerly owned or operated real property or any other location for which the Company may be liable in its possession, custody or control.

4.20 Absence of Changes.

(a) Since December 31, 2019, there has not been any change, development, condition, occurrence, event or effect relating to the Company that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) Except (i) as set forth on Schedule 4.20(b) and (ii) in connection with the Transactions, from December 31, 2019 through and including the date of this Agreement, the Company (1) has, in all material respects, conducted its business and operated its properties in the ordinary course of business (including, for the avoidance of doubt, recent past practice in light of COVID-19), and (2) has not taken any action that is both material to the business of the Company and would require the consent of Holicity pursuant to Section 6.01 if such action had been taken after the date hereof.

4.21 Affiliate Agreements. Except as set forth on Schedule 4.21 and except for, in the case of any employee, officer or director, any employment or indemnification Contract or Contract with respect to the issuance of equity in the Company, the Company is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of the Company, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

4.22 Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.23 Permits. Other than with respect to the Company FCC Authorizations, which are addressed in Section 4.28, the Company has timely obtained and holds all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For the avoidance of doubt, Material Permits include, but are not limited to, all Federal Aviation Administration (“FAA”) and Department of Transportation (“DOT”) certificates, licenses, consents, exemptions, ratings, approvals and other authorizations and permissions required for the operation of its business as currently conducted as of the date of this Agreement and as of immediately prior to the Closing, the lack of which could reasonably be expected to have a Material Adverse Effect. Schedule 4.23 sets forth a true and correct list as of the date hereof of all

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FAA and/or DOT Permits issued to the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit has been duly and validly obtained by the Company and is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) the Company is in compliance with all Material Permits applicable to the Company.

4.24 Registration Statement. None of the information relating to the Company supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.24, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

4.25 Operation of the Business during COVID-19. None of the Company’s actions and inactions prior to the date of this Agreement in response to COVID-19: (i) has resulted in the Company experiencing any material business interruption or material losses; or (ii) if taken following the date of this Agreement would constitute a Material Adverse Effect or a material breach of the covenants set forth in Section 6.01.

4.26 Government Contracts.

(a) Schedule 4.26(a) sets forth a true and correct list of as of the date hereof of (i) each Government Contract for which the period of performance has not expired or terminated or final payment has not been received as of the date of this Agreement (each, an “Active Government Contract”); and (ii) each Government Bid that has not expired and for which award has not been issued (each, a “Active Government Bid”). All Active Government Contracts were legally awarded and are binding on the parties thereto. The Company has made available to Holicity true and complete copies of all Active Government Contracts and Active Government Bids listed on Schedule 4.26(a). It is understood and agreed that Active Government Contracts or Active Government Bids the disclosure of/or reference to which is prohibited by the National Industrial Security Program (“NISP”) or the comparable regulations of other Governmental Authorities are not required to be listed in Schedule 4.26(a).

(b) Except as set forth on Schedule 4.26(b), since December 31, 2017, with respect to each Government Contract and Government Bid, (i) the Company has complied in all material respects with all applicable Laws and contractual requirements, (ii) the Company is not in material violation or breach of any applicable Laws or contractual requirements governing any Government Contract or Government Bid, (iii) the representations, certifications, and warranties made by the Company in connection with the Government Contracts and Government Bids were accurate in all material respects as of their effective date, and the Company has complied in all material respects with all such representations, certifications, and warranties, and (iv) there has not existed any event, condition or omission that would constitute a breach or default, whether by lapse of time or notice or both, by any other Person under any Government Contract.

(c) Except as set forth on Schedule 4.26(c), since December 31, 2017, with respect to any Government Contract or Government Bid, as of the date of this Agreement, (i) the Company has not received written notice of any pending or threatened investigation, prosecution, or civil or administrative proceeding in connection with any Government Contract or Government Bid, and, to the knowledge of the Company, no such investigation, prosecution, or civil or administrative proceeding or settlement negotiation, or internal investigation is pending or is contemplated by any Governmental Authority; (ii) there have been no document requests, subpoenas, or search warrants involving any of the Company’s officers, directors, employees, or agents of the Company in connection with any Government Contract or Government Bid; (iii) no Government Contract has been terminated for default or convenience, (iv) the Company has not received any written termination for default notice, cure notice, or show-cause notice from any Governmental Authority or any prime contractor or higher-tier subcontractor that remains unresolved; and (v) the

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Company has not received notice of any disallowance of costs under any Government Contract and/or assessment of any penalty (whether actual or threatened), nor received in writing any material negative findings in any audit or investigation performed by any Governmental Authority which, in each case, remains unresolved or in dispute.

(d) Except as set forth on Schedule 4.26(d), since December 31, 2017, no Governmental Authority nor any prime contractor, subcontractor or vendor has asserted in writing any claim or initiated any dispute proceeding against the Company relating to any Government Contract or Government Bid, nor is the Company asserting in writing any claim or initiating any dispute proceeding directly or indirectly against any such party concerning any Government Contract or Government Bid.

(e) Except as set forth on Section 4.26(e), since December 31, 2017, the Company and its principals (as defined by FAR 52.209-5 and other applicable Laws) have not been (i) debarred, suspended, proposed for debarment, or otherwise excluded from participation in the award or performance of Government Contracts by a Governmental Authority, or (ii) deemed non-responsible by a Governmental Authority for award or performance of one or more Government Contracts. To the knowledge of the Company, no circumstances exist that would reasonably warrant the institution of suspension or debarment proceedings against the Company or any of its principals in connection with the performance of the duties for or on behalf of the Company.

(f) Except as set forth on Schedule 4.26(f), since December 31, 2017, the Company has not received any written notice from a Governmental Authority regarding any alleged violation or potential violation by the Company or one of its subcontractors of the Civil False Claims Act, Procurement Integrity Act, Anti-Kickback Act, Truth in Negotiations Act, Service Contract Act, Buy American Act, or Trade Agreements Act that remains unresolved.

(g) Except as set forth on Schedule 4.26(g), all of the Company’s representations regarding its size or Small Business Administration program status for each of the Government Contracts awarded since December 31, 2017 and all Government Bids submitted during the same period were accurate and complete and made in accordance with applicable Law. Except as set forth on Schedule 4.26(g), to the knowledge of the Company, (i) there are no Government Contracts or Active Government Bids to which the Company is a party or is bound and that were awarded (or are being sought) on the basis of the Company’s (or any joint venture or contractor teaming arrangement of which the Company is a member) certification or representation as having Section 8(a) status, small business status, small disadvantaged business status, historically underutilized business zone small business status, veteran-owned small business status, service-disabled veteran-owned small business status, mentor-protégé status or other preferential status; and (ii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not require a notice under any Government Contract, result in a violation, breach or default, nor result in the automatic termination of any Government Contract or the ineligibility of the Company to be awarded a Government Contract based on an Active Government Bid, by virtue of the change in the Company’s size or Small Business Administration program status.

(h) Except as set forth in Schedule 4.26(h), since December 31, 2017, (i) the Company has not conducted any internal investigation pursuant to the mandatory disclosure rules found in FAR Subpart 3.10; (ii) the Company has not made any mandatory disclosure or voluntary disclosure of any impropriety to any Governmental Authority pursuant to FAR Subpart 3.10 that remains unresolved; and (iii) the Company has complied in all material respects with the requirements set forth in FAR Subpart 3.10, as applicable.

(i) Except as set forth in Schedule 4.26(i), the Company has not (i) provided any affirmative responses to the representations in Defense Federal Acquisition Regulation Supplement (DFARS) 252.225-7049 Prohibition on Acquisition of Certain Foreign Commercial Satellite Services — Representations; and (ii) has not provided launch services covered by the limitations in section (b)(2)(ii) of DFARS 252.225-7051 Prohibition on Acquisition of Certain Foreign Commercial Satellite Services.

(j) Except as set forth in Schedule 4.26(j), since December 31, 2017, to the knowledge of the Company, (i) the Company has complied with and is in compliance in all material respects with all applicable requirements regarding the safeguarding of information related to Government Contracts including FAR clause 52.204-21, DFARS clause 252.204-7008 and DFARS clause 252.204-7012; and (ii) the Company has not experienced any cyber incident that would require reporting to the U.S. Department of Defense under DFARS clause 252.204-7012.

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(k) Schedule 4.26(k) sets forth a true and complete list of all facility security clearances of the Company. The Company and its respective officers, managers, directors and employees hold all the security clearances necessary and sufficient for the operation of the business of the Company as currently conducted. Since December 31, 2017, (i) the Company and each current employee of the Company who holds such security clearances are, and have been in material compliance with, all applicable security obligations, including those specified in the National Industrial Security Program Operating Manual, (ii) to the knowledge of the Company, no facts exist which are reasonably expected to give rise to the revocation, invalidation or suspension of any facility security clearance held by the Company (iii), the Company has not received a rating less than “Satisfactory” from any Defense Counterintelligence and Security Agency or other Cognizant Security Agency inspection or audit and (iv), there has been no unauthorized disclosure of classified information by employees of the Company.

4.27 Launch Commitments and Spaceports.

(a) Schedule 4.27(a) sets forth, as of the date hereof, a true and complete list of: (i) the Company’s firm launch commitments to commercial and government customers (including any Contract(s) related to such launch commitments, the number of firm launches included in each launch Contract or other commitment and termination rights in respect to each launch Contract or other commitment); (ii) the Company’s optional launches for commercial and government customers; (iii) the Company’s current launch manifest or schedule; (iv) any special pricing terms granted under any Material Contracts (such as “most favored nations”, exclusive rights, preferred vendor rights for sales of launch services, rights of first refusal, rights of first negotiation or similar rights, including with respect to teaming arrangements with the United States Government or otherwise); and (v) any other third party arrangements, agreements or commitments which may materially affect the Company’s decisions as to sales of launch services.

(b) Schedule 4.27(b) sets forth, as of the date hereof, a true and complete list of (i) spaceports currently used by the Company for its proposed space flights; (ii) any planned spaceports for future operation; and (iii) any material limitations on the use of any spaceports currently in operation or planned for future operation, including priority rights held by third parties.

4.28 FCC Matters.

(a) License Rights and Interests.

(i) The Company (1) is the authorized legal holder of the FCC Authorizations listed on Schedule 4.28(a)(i) (the “Company FCC Authorizations”), (2) has the rights and interests to the Company FCC Authorizations including the rights to use the radio frequencies set forth on the Company FCC Authorizations subject to the sharing requirements set forth under the Communications Act of 1934, and the rules, regulations, orders, decisions, and policies of the FCC, including the rules, regulations, orders, decisions and policies pertaining to eligibility to hold the Company FCC Authorizations (“FCC Law”), and (3) holds such Company FCC Authorizations and rights and interests thereto free and clear of all liens, claims, encumbrances, security interests, debts, or charges or title retention, other security agreements, or licenses or authorizations;

(ii) All of the Company FCC Authorizations are valid and in full force and effect, have not been revoked, suspended, canceled, rescinded or terminated, and have not expired other than as indicated in Schedule 4.28(a)(ii), which accurately sets forth the expiration date of each of the Company FCC Authorizations; and, (1) the Company has no reason to believe that any Company FCC Authorization will not be renewed in the ordinary course, (2) the Company holds valid equipment authorizations from the FCC to the extent required for any equipment used in or necessary for the operation of the business of the Company, including without limitation for any customer, user, or subscriber equipment;

(iii) The Company has not received any formal or informal notice or communication indicating that the FCC is considering revoking, suspending, canceling, rescinding, terminating or otherwise impairing the Company FCC Authorizations or that any third party is seeking such action other than as indicated in Schedule 4.28(a)(iii);

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(iv) The Company FCC Authorizations are not subject to any conditions other than: (1) those imposed by FCC Law, and (2) those appearing on the face of the Company FCC Authorizations themselves; and

(v) The Company FCC Authorizations constitute all of the FCC licenses, permits, authorizations and similar authority necessary for the conduct of the business of the Company as presently conducted and presently proposed to be conducted.

(b) Compliance with FCC Laws.

(i) The operations of the Company are currently conducted and will continue to be conducted in material compliance with FCC Law, including those relating to the provision of telecommunications, telecommunications services, enhanced services and information services with respect to the Company FCC Authorizations and the radio frequencies specified on such Company FCC Authorizations. The Company is not aware of any facts indicating that it is not in material compliance with FCC Law; and

(ii) The Company has filed or remitted all material notifications, reports, filings, fee payments, contributions or similar submissions required to be filed or remitted by the Company to the FCC or any of its administrators, including regulatory fees and Universal Service Fund contributions, with respect to the Company FCC Authorizations or the operations of the Company. All such submissions are materially accurate and complete.

(c) Compliance with Instruments; Consents; Adverse Agreements. FCC consent or other consent, approval or authorization, designation, or declaration of a filing, including applications requesting the transfer of control of Company FCC Authorizations is not required prior to the Closing. There are no outstanding rights of first refusal, options, or similar rights relating to the Company FCC Authorizations or to the Company’s use of the radio frequencies specified on the Company FCC Authorizations. The Company holding Company FCC Authorizations is in compliance with the restrictions on ownership and control by non-U.S. persons in Section 310(b)(4) of the Communications Act.

4.29 International Trade.

(a) The Company and, to the knowledge of the Company, each officer, director, manager, employee, agent or representative of the Company, in each case, acting on behalf of the Company, is, and has been for the past five (5) years, in compliance with all applicable International Trade Laws and Anti-Corruption Laws.

(b) The Company has, and for the past five (5) years has had, all required licenses, license exemptions and other material consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, re-export, transfer and import of products, technical data, and services in accordance with the International Trade Laws and any permit obtained thereunder, including in relation to the Company’s launch activities and employment of any foreign persons.

(c) The Company is not a Restricted Party and no agency of the United States Government has denied, suspended, or otherwise abridged the Company’s export or import privileges. The Company has not been subject to any economic sanctions imposed by the United States, including, but not limited to, those enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State. The Company does not contract with, retain or employ any Person from, located, organized, or ordinarily resident in a Sanctioned Country in violation of International Trade Laws.

(d) During the past five (5) years, the Company has not (i) been subjected to any investigation by a Governmental Authority for any past or present violation of any applicable International Trade Laws or Anti-Corruption Laws, (ii) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any International Trade Laws or Anti-Corruption Laws or (iii) received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable International Trade Law.

4.30 Paycheck Protection Program. Except for the PPP Loan, the Company has not received any payment or incurred any liability pursuant to, arising out of or otherwise in connection with the CARES Act or any other government-sponsored relief program relating to COVID-19. A true, correct and complete copy of the PPP Loan Application has been made available by the Company to Holicity prior to the date of this Agreement. The PPP Loan Application (a) was authorized by the Company in accordance with its Certificate of Incorporation and bylaws,

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(b) was completed and submitted by the Company in good faith, (c) was correct and complete in all material respects, (d) presented fairly the financial position and results of operations of the Company as set forth therein, (e) was derived from the information set forth in the books and records of the Company and (f) complied with the CARES Act and applicable Law. The Company’s use of the proceeds of the PPP Loan complied with the CARES Act and applicable Law in all material respects, as reasonably interpreted by the Company at the time of such use. The Company was eligible to receive the PPP Loan under the requirements of the CARES Act and as otherwise provided by applicable Law.

4.31 Support Agreement. The Company has delivered to Holicity a true, correct and complete copy of the Support Agreement. The Support Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and, to the knowledge of the Company, no withdrawal, termination, amendment or modification is contemplated. The Support Agreement is a legal, valid and binding obligation of the Company Stockholders’ party thereto and neither the execution or delivery by any party thereto of, nor the performance of any party’s obligations under, the Support Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law in any material respect. No event has occurred that, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of any Company Stockholder under any term or condition of the Support Agreement. The parties to the Support Agreement hold a number of each class or series of capital stock of the Company sufficient to provide the Company Requisite Consent.

4.32 No Additional Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of the Company or the Company’s assets, and the Company specifically disclaims any representation or warranty with respect to merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and Holicity and Merger Sub shall rely on their own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Holicity or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Holicity or its Affiliates.

Article V
REPRESENTATIONS AND WARRANTIES
OF HOLICITY AND MERGER SUB

Except as set forth in the (a) Holicity and Merger Sub Schedules to this Agreement (each of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or (b) Holicity SEC Reports filed or furnished by Holicity on or prior to the date hereof (excluding (x) any disclosures in such Holicity SEC Reports under the headings “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” or “Qualitative and Quantitative Disclosures about Market Risk” and other disclosures that are predictive, cautionary, or forward looking in nature and (y) any exhibits or other documents appended thereto), each of Holicity and Merger Sub represents and warrants to the Company as follows:

5.01 Corporate Organization.

(a) Holicity is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Holicity previously delivered by Holicity to the Company are true, correct and complete and are in effect as of the date of this Agreement. Holicity is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Holicity is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.
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(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub, Holicity has no other Subsidiaries or any equity or other interests in any other Person.

5.02 Due Authorization.

(a) Each of Holicity and Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each Ancillary Agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.06) (in the case of Holicity), upon receipt of the Holicity Stockholder Approval and effectiveness of the PubCo Charter, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements by each of Holicity and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action and (in the case of Holicity), except for the Holicity Stockholder Approval, no other corporate or equivalent proceeding on the part of Holicity or Merger Sub is necessary to authorize this Agreement or such Ancillary Agreements or Holicity’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each such Ancillary Agreement will be, duly and validly executed and delivered by each of Holicity and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement will constitute, a legal, valid and binding obligation of each of Holicity and Merger Sub, enforceable against each of Holicity and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of a majority of the votes cast at the Special Meeting, with the holders of (x) the Holicity Class B Common Stock voting separately as a single class and (y) the Holicity Class A Common Stock and the Holicity Class B Common Stock voting together as a single class, in person or represented by proxy and entitled to vote thereon, is required to approve: (i) the Transaction Proposal, (ii) the Stock Issuance Proposal, (iii) the Amendment Proposal, and (iv) the PubCo Omnibus Incentive Plan Proposal, in each case, assuming a quorum is present (the approval by Holicity Stockholders of all of the foregoing, collectively, the “Holicity Stockholder Approval”). The Holicity Stockholder Approval are the only votes of any of Holicity’s capital stock necessary in connection with the consummation of the transactions contemplated by this Agreement (including the Closing). The Sponsor holds sufficient shares of Holicity Class B Common Stock, and has the authority, to waive application of Section 4.3(b)(ii) of the Certificate of Incorporation (the “Class B Anti-Dilution Protection”) in the manner and on the terms contemplated by the Sponsor Agreement (and without the need for the consent or waiver of any other Person to be solicited or obtained).

(c) The Holicity Board has: (i) determined that this Agreement and the transactions contemplated hereby (including the approval of the PubCo Charter) are fair to, advisable and in the best interests of Holicity and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; (iv) approved this Agreement, the Subscription Agreements and the transactions contemplated hereby and thereby (including the PubCo Charter), the execution and delivery by Holicity of this Agreement, the Subscription Agreements and Holicity’s performance of its obligations under this Agreement, the Subscription Agreements and consummation of the transactions contemplated hereby and thereby; and (v) resolved to recommend to the stockholders of Holicity approval of each of the matters requiring Holicity Stockholder approval. The Board of Directors of Merger Sub has duly adopted resolutions (i) approving this Agreement and the transactions contemplated hereby, the execution and delivery by Merger Sub of this Agreement and Merger Sub’s performance of its obligations under this Agreement and consummation of the transactions contemplated hereby, (ii) declared this Agreement and the merger to be advisable and in the best interests of Merger Sub and its sole stockholder and (iii) recommended that Holicity approve and adopt this Agreement and the Merger in its capacity as the sole stockholder of Merger Sub.

5.03 No Conflict. The execution, delivery and performance of this Agreement by each of Holicity and Merger Sub and (in the case of Holicity), upon receipt of the Holicity Stockholder Approval and the effectiveness of the PubCo Charter, the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Holicity Organizational Documents, any organizational documents of any Subsidiaries of Holicity or any of the organizational documents of Merger Sub, (b) conflict with or result in any

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violation of any provision of any Law or Governmental Order applicable to each of Holicity or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which each of Holicity or Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of Holicity or Merger Sub, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.04 Litigation and Proceedings. There are no pending or, to the knowledge of Holicity, threatened, Actions and, to the knowledge of Holicity, there are no pending or threatened investigations, in each case, against Holicity, or otherwise affecting Holicity or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Holicity which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.05 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, Holicity and its Subsidiaries are, and since the date of incorporation of Holicity have been, in compliance in all material respects with all applicable Laws. Neither Holicity nor its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by Holicity or its Subsidiaries at any time since the date of incorporation of Holicity, which violation would reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b) Since the date of incorporation of Holicity, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, (i) there has been no action taken by Holicity, its Subsidiaries, or, to the knowledge of Holicity, any officer, director, manager, employee, agent or representative of Holicity or its Subsidiaries, in each case, acting on behalf of Holicity or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither Holicity nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither Holicity nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither Holicity nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c) Since the date of incorporation of Holicity, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions, (i) there has been no action taken by Holicity, its Subsidiaries, or, to the knowledge of Holicity, any officer, director, manager, employee, agent or representative of Holicity or its Subsidiaries, in each case, acting on behalf of Holicity or its Subsidiaries, in violation of any applicable International Trade Laws, (ii) neither Holicity nor its Subsidiaries has been convicted of violating any International Trade Laws or subjected to any investigation by a Governmental Authority for violation of any applicable International Trade Laws, (iii) neither Holicity nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating

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to any noncompliance with any International Trade Laws and (iv) neither Holicity nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable International Trade Law.

5.06 Employee Benefit Plans. Except as may be contemplated by the PubCo Omnibus Incentive Plan Proposal, neither Holicity, Merger Sub, nor any of their respective Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including, without limitation, any incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plan, policy, program, practice or arrangement, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which Holicity, Merger Sub or any of their respective Subsidiaries have no remaining obligations or liabilities (collectively, the “Holicity Benefit Plans”), and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any material compensatory payment (including in the nature of severance, unemployment compensation, “golden parachute” or bonus payments, or otherwise) becoming due to any current or former shareholder, director, officer or employee of Holicity, Merger Sub or any of their respective Subsidiaries, (ii) result in the acceleration, vesting or creation of any rights of any such person to payments or benefits or increases in any existing payments or benefits or any loan forgiveness, (iii) limit the ability of Holicity, Merger Sub or any of their respective Subsidiaries to terminate any Holicity Benefit Plans or (iv) result in any payment of any amount or benefit that could be, or has been, received by any current or former employee, officer, director or shareholder of Holicity who is a “disqualified individual” within the meaning of Section 280G of the Code to reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

5.07 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Holicity or Merger Sub with respect to Holicity’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act and any other applicable Antitrust Law, Securities Laws, Nasdaq and the filing and effectiveness of the Certificate of Merger and the PubCo Charter.

5.08 Financial Ability; Trust Account.

(a) Set forth on Schedule 5.08 is a true and accurate record, as of the date identified on Schedule 5.08, of the balance invested in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated August 4, 2020, by and between Holicity and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Holicity and, to the knowledge of Holicity, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Holicity, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Holicity SEC Reports to be inaccurate or (ii) entitle any Person (other than any Holicity Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Holicity Organizational Documents and Holicity’s final prospectus dated August 4, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Holicity has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the

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Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of Holicity, threatened with respect to the Trust Account. Holicity has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Holicity to dissolve or liquidate pursuant to the Holicity Organizational Documents shall terminate, and, as of the Effective Time, Holicity shall have no obligation whatsoever pursuant to the Holicity Organizational Documents to dissolve and liquidate the assets of Holicity by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Holicity Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Holicity Stockholder is a Redeeming Stockholder.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Holicity has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Holicity on the Closing Date.

(c) As of the date hereof, Holicity does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.09 Taxes.

(a) All material Tax Returns required by Law to be filed by Holicity have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings).

(b) All material amounts of Taxes shown due on any Tax Returns of Holicity and all other material amounts of Taxes owed by Holicity have been timely paid.

(c) Holicity has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Holicity is not currently engaged in any material audit, administrative or judicial proceeding with a taxing authority with respect to Taxes. Holicity has not received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where Holicity does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Holicity, and no written request for any such waiver or extension is currently pending.

(e) To the knowledge of Holicity, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(f) Other than the representations and warranties set forth in Section 5.06, this Section 5.09 contains the exclusive representations and warranties of Holicity with respect to Tax matters. Nothing in this Section 5.09 shall be construed as providing a representation or warranty with respect to (i) any taxable period (or portion thereof) beginning following the Closing Date or (ii) the existence, amount, expiration date or limitations on (or availability of) any Tax attribute.

5.10 Brokers’ Fees. Except for fees described on Schedule 5.10 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission (including any deferred underwriting commission) in connection with the transactions contemplated by this Agreement (including the Equity Financing) or as a result of the Closing, in each case, including based upon arrangements made by Holicity or Merger Sub or any of their respective Affiliates, including the Sponsor.

5.11 Holicity SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) Holicity has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since the date of incorporation of Holicity (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Holicity SEC Reports”). None of the Holicity SEC Reports, as of their respective dates (or if amended or superseded by a

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filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Holicity SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Holicity as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b) Holicity has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Holicity and other material information required to be disclosed by Holicity in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Holicity’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Holicity’s principal executive officer and principal financial officer to material information required to be included in Holicity’s periodic reports required under the Exchange Act.

(c) Holicity has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Holicity’s financial reporting and the preparation of Holicity’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Holicity to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Holicity. Holicity has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither Holicity (including any employee thereof) nor Holicity’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Holicity, (ii) any fraud, whether or not material, that involves Holicity’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Holicity or (iii) any claim or allegation regarding any of the foregoing.

(f) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Holicity SEC Reports. None of the Holicity SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.12 Business Activities; Absence of Changes.

(a) Since its incorporation, Holicity has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Holicity Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Holicity or to which Holicity is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Holicity or any acquisition of property by Holicity or the conduct of business by Holicity as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Holicity or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

(b) Holicity does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Holicity has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

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(c) Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.02) and (ii) with respect to fees and expenses of Holicity’s legal, financial and other advisors, Holicity is not, and at no time has been, party to any Contract with any other Person that would require payments by Holicity in excess of $150,000 monthly, $250,000 in the aggregate annually with respect to any individual Contract or more than $500,000 in the aggregate annually when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.02)).

(d) There is no liability, debt or obligation against Holicity or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on Holicity’s consolidated balance sheet as of September 30, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Holicity and its Subsidiaries, taken as a whole) or (ii) that have arisen since September 30, 2020 in the ordinary course of the operation of business of Holicity and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to Holicity and its Subsidiaries, taken as a whole).

(e) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.

(f) Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g) Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h) Since the date of Holicity’s formation through and including the date of this Agreement, (i) there has not been any change, development, condition, occurrence, event or effect relating to the Holicity or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of Holicity or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions and (ii) Holicity and its Subsidiaries have not taken any action that would require the consent of the Company pursuant to Section 7.02 if such action had been taken after the date of this Agreement.

5.13 Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Holicity makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Holicity by or on behalf of the Company specifically for inclusion in the Registration Statement.

5.14 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Holicity and Merger Sub and its other Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or Representatives, acknowledge and agree that Holicity and Merger Sub have made their own investigation of the Company and that they are relying only on that investigation and the specific representations and warranties set forth in this Agreement, and not on any other representation or statement made by the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or Representatives, and that none of such persons is making or has made any representation or warranty whatsoever, express or implied, other than those expressly given by the Company in Article IV, including without limitation any other implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Holicity and Merger Sub Schedules or elsewhere, as well as any information, documents or other

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materials (including any such materials contained in any “data room” (whether or not accessed by Holicity or its representatives) or reviewed by Holicity and Merger Sub pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Holicity or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Holicity understands and agrees that any assets, properties and business of the Company are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties of the Company expressly set forth in Article IV or any certificate delivered in accordance with Section 9.02(d), with all faults and without any other representation or warranty of any nature whatsoever.

5.15 Capitalization.

(a) As of the date hereof, the authorized capital stock of Holicity consists of (i) 1,000,000 shares of preferred stock, with a par value of $0.0001 per share, and (ii) 220,000,000 shares of Holicity Common Stock with a par value of $0.0001 per share, consisting of 200,000,000 shares of authorized Holicity Class A Common Stock, and 20,000,000 shares of authorized Holicity Class B Common Stock. Each Holicity Warrant entitles the holder thereof to purchase one (1) share of Holicity Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable Holicity Warrant Agreements. As of January 31, 2021, (1) no shares of preferred stock of Holicity are issued and outstanding; (2) 30,000,000 shares of Holicity Class A Common Stock are issued and outstanding; (3) 7,500,000 shares of Holicity Class B Common Stock are issued and outstanding; (4) Holicity has, after giving effect to the Unit Separation, issued 15,333,333 Holicity Warrants, consisting of 10,000,000 Public Warrants (including 3,003,055 Holicity Warrants that have not been separated from the outstanding Holicity Units) and 5,333,333 Private Placement Warrants, of which 5,333,333 Private Placement Warrants are held by the Sponsor; and (5) 9,009,165 Holicity Units remain outstanding. All of the issued and outstanding shares of Holicity Class A Common Stock and Holicity Warrants (including the shares of Holicity Class A Common Stock underlying the Holicity Warrants) (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83.

(b) Except for this Agreement, the Holicity Warrants, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Holicity Class A Common Stock or any other equity interests of Holicity, or any other Contracts to which Holicity is a party or by which Holicity is bound obligating (or in lieu of a cash payment, allowing) Holicity to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Holicity, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Holicity. Except as otherwise required by Holicity’s Organizational Documents in order to consummate the transactions contemplated hereby, there are no outstanding contractual obligations of Holicity to repurchase, redeem or otherwise acquire any securities or equity interests of Holicity. There are no outstanding bonds, debentures, notes or other indebtedness of Holicity having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Holicity’s stockholders may vote. Holicity is not a party to any shareholders’ agreement, voting agreement or registration rights agreement relating to Holicity Class A Common Stock or any other equity interests of Holicity. Holicity does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which Holicity is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the Transactions, in each case, that have not been, or will not be, waived on or prior to the Closing Date.

(c) As of the date hereof, the authorized share capital of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, of which 10 shares are issued and outstanding and beneficially held (and held of record) solely by Holicity as of the date of this Agreement.

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5.16 Nasdaq Stock Market Quotation. The Holicity Units, the Public Warrants and the issued and outstanding shares of Holicity Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbols “HOLUU” (with respect to the Holicity Units), “HOL” (with respect to the Holicity Class A Common Stock) and “HOLUW” (with respect to the Public Warrants). Holicity is in compliance in all material respects with the rules of Nasdaq and there is no action or proceeding pending or, to the knowledge of Holicity, threatened against Holicity by Nasdaq, the Financial Industry Regulatory Authority, Inc. or the SEC with respect to any intention by such entity to deregister the Holicity Units, the Holicity Class A Common Stock or the Public Warrants or terminate the listing of such on Nasdaq. None of Holicity or its Affiliates has taken any action in an attempt to terminate the registration of the Holicity Units, the Holicity Class A Common Stock or the Public Warrants under the Exchange Act.

5.17 Contracts; No Defaults.

(a) Schedule 5.17 contains a listing of all Contracts including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, Holicity or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 5.17 have been delivered to or made available to the Company or its agents or representatives.

(b) Each Contract of a type required to be listed on Schedule 5.17, whether or not set forth on Schedule 5.17, was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.17(a), whether or not set forth on Schedule 5.17, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Holicity or its Subsidiaries party thereto and, to the knowledge of Holicity, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of Holicity, are enforceable by Holicity or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of Holicity, its Subsidiaries or, to the knowledge of Holicity, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 31, 2019, neither Holicity nor its Subsidiaries have received any written or, to the knowledge of Holicity, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of Holicity, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Holicity or its Subsidiaries or, to the knowledge of Holicity, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 31, 2018 through the date hereof, neither Holicity nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

5.18 Title to Property. Neither Holicity nor any of its Subsidiaries (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.19 Investment Company Act. Neither Holicity nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.20 Affiliate Agreements. None of Holicity or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of Holicity or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (each of the foregoing, a “Holicity Affiliate Agreement”).

5.21 Sponsor Agreement. Holicity has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Holicity. The Sponsor Agreement is a legal, valid and binding obligation of Holicity and, to the knowledge of Holicity, each other party thereto and neither the execution or delivery by any party thereto of, nor the performance of

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any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Holicity under any term or condition of the Sponsor Agreement.

5.22 Equity Financing. Schedule 5.22 sets forth a complete list of Subscription Agreements that Holicity has received and accepted from the Equity Investors as of the date hereof pursuant to which the Equity Investors have committed, subject solely to the terms and conditions thereof and expressly stated therein, to acquire Holicity Class A Common Stock immediately prior to the Closing. Holicity has delivered, or will deliver promptly after the execution and delivery of this Agreement and in any event no later than the end of the day following the date of this Agreement, to the Company true, complete and correct copies of the executed Subscription Agreements. Except as set forth in the Subscription Agreements, there are no conditions precedent to the obligations of the Equity Investors to provide the Equity Financing or any contingencies that would permit the Equity Investors to reduce the total amount of the Equity Financing. There are no other agreements, side letters or arrangements relating to the Equity Financing to which Holicity or any of its Affiliates is a party that could impose conditions to the funding of the Equity Financing, other than those set forth in the Subscription Agreements. Holicity does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Subscription Agreements at the time it is required to consummate the Closing hereunder. None of the executed Subscription Agreements have been modified, altered or amended, nor, to the Knowledge of Holicity, is any such amendment, modification, withdrawal, termination or rescission currently contemplated or the subject of current discussions. None of the commitments under the executed Subscription Agreements have been withdrawn, terminated or rescinded prior to the date of this Agreement. Subject to its terms and conditions, the Equity Financing, when funded in accordance with the Subscription Agreements, will provide Holicity with acquisition financing proceeds on the Closing Date sufficient, together with available cash of Holicity, to consummate the Transactions. The Subscription Agreements are (or shall be when executed) (as to Holicity and to the Knowledge of Holicity, the other parties thereto) valid, binding and in full force and effect and no event has occurred that, with or without notice, lapse of time, or both, which would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Holicity under the terms and conditions of the Subscription Agreements, other than any such default, breach or failure that has been irrevocably waived by the applicable Equity Investor or otherwise cured in a timely manner by Holicity to the satisfaction of such Equity Investor. There are no commitment fees or other fees required to be paid pursuant to the terms of the Subscription Agreements.

5.23 No Additional Representations or Warranties. The representations and warranties made by Holicity and Merger Sub in this Article V are the exclusive representations and warranties made by Holicity and Merger Sub. Except for the representations and warranties contained in this Article V, neither Holicity nor any of its Subsidiaries nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Holicity or any of its Subsidiaries, to the accuracy or completeness of any information regarding Holicity and its Subsidiaries available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither Holicity nor any of its Subsidiaries nor any other Person makes or has made any representation or warranty to the other Parties hereto with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Holicity or any of its Subsidiaries or (b) any oral or, except for the representations and warranties made by Holicity in this Article V, written information made available to the other Parties hereto or their respective Affiliates in the course of their evaluation of Holicity, the negotiation of this Agreement or in the course of the Transactions.

Article VI
COVENANTS OF THE COMPANY

6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Holicity in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, (i) use commercially reasonable efforts to conduct and operate its business in the ordinary course, and to preserve intact the current business organization and ongoing businesses of the Company, and maintain the existing relations and goodwill of the Company with customers, suppliers, joint venture partners, distributors, creditors, landlords and other business relations of the Company, and (ii) use commercially reasonable efforts to maintain all insurance policies of the Company or substitutes therefor. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly

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contemplated by this Agreement or as consented to by Holicity in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend the certificate of incorporation or the bylaws of the Company;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of the Company in their capacities as stockholders, (ii) issue, sell or pledge or authorize the issuance, sale or pledge of additional equity interests of the Company or any Subsidiary of the Company or any other securities in respect of, in lieu of, or in substitution for equity interests of the Company or any Subsidiary of the Company outstanding on the date of this Agreement or effect any recapitalization, reclassification, split or other change in its capitalization (for the avoidance of doubt, the foregoing will not limit or restrict the Company’s right to issue shares of Company Common Stock in connection with the exercise or vesting of any award under the Company Stock Plan or conversion of any Company Preferred Stock), including, for the avoidance of doubt, any grant of any incentive equity interests to either Founder without the prior written consent of Holicity, which consent may be withheld in its sole discretion, or any grant of any other incentive equity interests to any other Person without the prior written consent of Holicity, which consent shall not be unreasonably withheld, or (iii) except pursuant to the Company Stock Plan and the exercise of rights of first refusal under the Company Certificate of Incorporation, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

(c) enter into, or amend or modify any material term of (in a manner adverse to the Company), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Material Contract (or any Contract, that if existing on the date hereof, would have been a Material Contract), any Real Estate Lease Document related to the Leased Real Property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business;

(d) sell, transfer, license, sublicense, covenant not to assert, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company (including material Owned Intellectual Property), except for (i) dispositions of obsolete or worthless assets, (ii) sales of tangible inventory in the ordinary course of business and (iii) sales, abandonment, lapses of tangible assets or tangible items or tangible materials in an amount not in excess of $5,000,000 in the aggregate, other than (1) Permitted Liens or (2) pledges and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(e) except as set forth on Schedule 6.01(e) or otherwise required pursuant to Company Benefit Plans in effect on the date of this Agreement, applicable Law, or policies or Contracts of the Company in effect on the date of this Agreement, (i) (x) grant any increase in compensation, benefits or severance to either Founder, or (y) grant any material increase in compensation, benefits or severance to any other employee, director or service provider of the Company other than any such individual with an annual base salary of less than $300,000, (ii) except to the extent otherwise permitted pursuant to this Section 6.01(e), adopt, enter into or materially amend any Company Benefit Plan, or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company is a party or by which it is bound, (iii) grant or provide any severance, termination payments, bonus, change of control, retention, or benefits to any employee of the Company, except in connection with the promotion or hiring (to the extent permitted by clause (iv) of this paragraph) or separation of any employee in the ordinary course of business or the firing of any employee, (iv) hire any employee of the Company or any other individual who is providing or will provide services to the Company other than any employee with an annual base salary of less than $300,000 or to replace terminated employees in the ordinary course of business, (v) adopt, enter into or materially amend Contracts with any consultants or independent contractors that involve consideration of more than $2,500,000 in the aggregate or (vi) take any action to accelerate the vesting, payment or funding of any cash compensation, payment or benefit;

(f) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the transactions contemplated by this Agreement);

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(g) make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Holicity or any capitalized Contract costs associated with new or existing customers;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except advances to directors, employees or officers of the Company in the ordinary course of business or as required under any provisions of the Company Certificate of Incorporation, the bylaws of the Company or any indemnification agreement to which the Company is a party, in each case as in effect as of the date hereof;

(i) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes (excluding extensions in connection with filing Tax Returns), or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(j) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(k) acquire any fee interest in real property;

(l) enter into, renew or amend in any material respect any Company Affiliate Agreement;

(m) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business or that otherwise do not exceed $7,500,000 in the aggregate;

(n) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $5,000,000, other than in connection with borrowings, extensions of credit and other financial accommodations under the Company’s existing credit facilities, notes and other existing Indebtedness and, in each case, any refinancings thereof, provided, that, in no event shall any such borrowing, extension of credit or other financial accommodation be subject to any prepayment fee or penalty or similar arrangement or amend, restate or modify in a manner materially adverse to the Company any terms of or any agreement with respect to any such outstanding Indebtedness (when taken as a whole); provided, further, that any action permitted under this Section 6.01(n) shall be deemed not to violate Section 6.01(b) or Section 6.01(c);

(o) enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement (it being understood that this Section 6.01(o) shall not restrict the Company from extending its business into new geographies);

(p) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(q) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its assets and properties;

(r) incur any liability pursuant to, arising out of or otherwise in connection with the CARES Act or any other government-sponsored relief program relating to COVID-19;

(s) disclose any source code for any material Owned Company Software or any other material Trade Secrets to any Person (other than pursuant to a written agreement sufficient to protect the confidentiality thereof); or

(t) enter into any agreement to do any action prohibited under this Section 6.01.

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6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company by third parties that may be in the Company’s possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the is bound, the Company shall afford to Holicity and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company, to all of its properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments and analyses and, as reasonably requested by Holicity or its Representatives, appropriate officers and employees of the Company, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company that are in the possession of the Company as such Representatives may reasonably request, in each case, as necessary to facilitate consummation of the transactions contemplated by this Agreement. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Holicity and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.03 Support Agreement. The Company shall obtain, promptly after the execution of this Agreement, counterparts to the support agreement in the form attached hereto as Exhibit G (the “Support Agreement”) duly executed by at least a majority of the voting power of the outstanding shares of the Company Capital Stock, voting together as a single class, and at least a majority of the voting power of the outstanding shares of Company Series Preferred Stock, voting together as a single class, pursuant to which such Company Stockholders have agreed to vote their shares in favor of the Transactions (collectively, such approval, the “Company Requisite Approval”).

6.04 No Holicity Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, the Company shall not engage in any transactions involving the securities of Holicity without the prior consent of Holicity if the Company possesses material nonpublic information of Holicity.

6.05 No Claim Against the Trust Account. The Company acknowledges that Holicity is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Holicity’s final prospectus, dated August 4, 2020, and other Holicity SEC Reports, the Holicity Organizational Documents, and the Trust Agreement and understands that Holicity has established the Trust Account described therein for the benefit of Holicity’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that Holicity’s sole assets consist of the cash proceeds of Holicity’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the transactions contemplated by this Agreement are not consummated by August 7, 2022, or such later date as approved by the shareholders of Holicity to complete a Business Combination, Holicity will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Holicity to collect from the Trust Account any monies that may be owed to them by Holicity or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 6.05 shall survive the termination of this Agreement for any reason.

6.06 Proxy Solicitation; Other Actions.

(a) As soon as practicable, but in any case prior to the initial filing of the Registration Statement with the SEC, the Company will have provided to Holicity, for inclusion in the Registration Statement, to be filed by Holicity on the date hereof, the audited financial statements, including balance sheets, statements of operations, statements of stockholders’ equity (deficit) and statements of cash flows as of and for the years ended December 31, 2019 and 2020, together with any other financial statements of the Company that are required to be included in the Registration Statement at the time of its initial filing pursuant to applicable SEC rules, in each case, prepared in accordance with GAAP and Regulation S-X under the Securities Act (except (x) as otherwise noted therein to the extent permitted by Regulation S-X under the Securities Act and (y) in the case of the unaudited financial statements, subject to normal

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and recurring year-end adjustments and the absence of notes thereto). The Company shall be available to, and the Company shall use reasonable best efforts to make its officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Holicity and its counsel in connection with responding in a timely manner to comments on the Registration Statement from the SEC.

(b) From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give Holicity prompt written notice of any action taken or not taken by the Company or of any development regarding the Company, in any such case which, to the knowledge of the Company, would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Holicity and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided further, however, that no information received by Holicity pursuant to this Section 6.06 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Schedules.

6.07 Non-Solicitation; Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.07, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company shall not, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall use commercially reasonable efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company shall promptly (and in any event within one Business Day) notify, in writing, Holicity of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal. The Company shall promptly (and in any event within two (2) Business Days) keep Holicity reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.07 by any of the Company’s Representatives acting on the Company’s behalf shall be deemed to be a breach of this Section 6.07 by the Company.

(b) For purposes of this Section 6.07, “Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Holicity, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the

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Company and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

6.08 FAA/DOT Matters. Holicity shall have received evidence or confirmation, reasonably satisfactory to Holicity, that the Company will be able to continue all of its operations and services without interruption, suspension or termination from and after the Closing in the same manner as such operations and services are conducted as of the date of this Agreement and as of immediately prior to Closing, including but not limited to, evidence or confirmation that the FAA/DOT will approve the transfer of launch licenses, licenses to operate a launch site, or any other Permits issued by the FAA/DOT required for the operation of its business as currently conducted, or that no transfer of any Permits issued by the FAA/DOT is required.

6.09 ITAR Matters. The Company will provide the necessary information and timely make any required amendments, notifications, and/or filings required under the ITAR, including but not limited to: (i) any material changes to the Company’s ITAR Registration as set forth in 22 C.F.R. 122.4(a)(2); and (ii) any required 60-day pre-notification filing as set forth in 22 C.F.R. 122.4(b).

6.10 PPP Loan Forgiveness.

(a) Notice to the PPP Lender. Promptly following the execution of this Agreement, the Company shall notify the PPP Lender in writing of the Transactions herein and provide the PPP lender with a copy of this Agreement and the other documents required by the PPP Lender.

(b) PPP Forgiveness Application. The Company will use its commercially reasonable efforts to complete and submit the PPP Forgiveness Application.

(c) PPP Loan is Not Forgiven prior to Closing. In the event the PPP Loan is not forgiven prior to Closing, in accordance with the CARES Act, the Company shall either (x) obtain the SBA’s consent in connection with the Transactions or (y) deposit (or cause to be deposited) with the PPP Lender an amount equal to the PPP Escrow Amount which shall be held in trust pursuant to Section 6.10(d) and (e) and the terms and conditions of the PPP Escrow Agreement and such PPP Escrow Agreement shall be in form and substance reasonably satisfactory to Holicity.

(d) PPP Loan is Forgiven following the Closing. In the event the PPP Loan has been fully forgiven following the Closing, within five (5) Business Days following the receipt by the Surviving Company of evidence that the PPP Loan has been fully forgiven pursuant to the terms of the CARES Act (“PPP Loan Forgiveness”), the Surviving Company shall instruct the PPP Lender to deliver promptly to the Surviving Company all funds in the PPP Escrow Account.

(e) PPP Loan is Not Forgiven in Whole or in Part following the Closing. In the event the PPP Loan is not forgiven in whole or in part following the Closing, within five (5) Business Days of the SBA’s or PPP Lender’s final decision to deny full forgiveness of the PPP Loan, the Surviving Company shall instruct to the PPP Lender to use the funds in the PPP Escrow Account to repay the outstanding portion of the PPP Loan. In furtherance of the foregoing, such instructions shall also instruct the PPP Lender to remit to the Surviving Company any excess funds in the PPP Escrow Account that are not required to repay the PPP Loan, and if the PPP Escrow Account has insufficient funds to repay the PPP Loan, then the Surviving Company shall directly fund any remaining amounts necessary to fully pay off and discharge the PPP Loan.

6.11 Audited Financial Statements. As soon as practicable following the date hereof, the Company shall provide Holicity with the audited balance sheets of the Company as of December 31, 2020 and December 31, 2019, and the audited statements of operations, statements of stockholders’ equity (deficit) and statements of cash flows of the Company for the two (2) years ended December 31, 2020, together with the auditor’s reports thereon (the “Audited Financial Statements”) The Audited Financial Statements will present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company as of the dates and for the periods indicated in such Audited Financial Statements in conformity with GAAP and will have been derived from the books and records of the Company.

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Article VII
COVENANTS OF HOLICITY

7.01 Subscription Agreements. Subject to the terms hereof, Holicity shall and shall cause its Affiliates to comply with its obligations, and enforce its rights, under the Subscription Agreements. Holicity shall give the Company prompt notice of any breach by any party to the Subscription Agreements of which Holicity has become aware or any termination (or alleged or purported termination) of the Subscription Agreements. Holicity shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the Equity Financing and shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, or termination of, the Subscription Agreements entered into at or prior to the date hereof if such amendment, modification, waiver, remedy or termination (i) would materially delay the occurrence of the Closing, (ii) reduces the aggregate amount of the Equity Financing, (iii) adds or imposes new conditions or amends the existing conditions to the consummation of the Equity Financing or (iv) is adverse to the interests of the Company or any stockholder of the Company, in each case, in any material respect. If any amendments are made to any Subscription Agreement, Holicity shall promptly notify the Company of such amendment. Notwithstanding the foregoing, failure to obtain the proceeds from the Equity Financing shall not relieve Holicity of its obligation to consummate the transactions contemplated by this Agreement, whether or not such Equity Financing is available. In the event that any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated in each Subscription Agreement, regardless of the reason therefor, and such portion of the Equity Financing is required to fund the transactions contemplated by this Agreement on the Closing Date, Holicity will (i) as promptly as practicable following the occurrence of such event, use its commercially reasonable efforts to obtain alternative financing (the “Alternative Financing”) (in an amount sufficient, when taken together with any then-available Equity Financing and available cash of Holicity, to consummate the transactions contemplated by this Agreement and to pay the Outstanding Company Expenses and Outstanding Holicity Expenses) on terms not less favorable in the aggregate to Holicity than those contained in each Subscription Agreement that the Alternative Financing would replace from the same or other sources and which do not include any incremental conditionality to the consummation of such Alternative Financing that are more onerous to Holicity, the Company and the Company’s stockholders (in each case, in the aggregate) than the conditions set forth in each Subscription Agreement (as applicable) in effect as of the date of this Agreement and (ii) immediately notify the Company of such unavailability and the reason therefor. Upon receiving such notification, the Company will use its commercially reasonable efforts to assist Holicity in obtaining Alternative Financing.

7.02 Conduct of Holicity During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 7.02 or as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Holicity shall not and each shall not permit any of its Subsidiaries to:

(i) change, modify or amend the Trust Agreement, the Holicity Organizational Documents or the organizational documents of Merger Sub;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify, subdivide or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Holicity Class A Common Stock required by the Offer, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Holicity;

(iii) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes (excluding extensions in connection with filing Tax Returns), or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(iv) take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

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(v) enter into, renew or amend in any material respect, any Holicity Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted a Holicity Affiliate Agreement);

(vi) enter into, or amend or modify any material term of (in a manner adverse to Holicity or any of its Subsidiaries (including the Company), terminate (excluding any expiration in accordance with its terms)), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 5.17 (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.17) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Holicity or its Subsidiaries is a party or by which it is bound;

(vii) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(viii) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(ix) (A) other than pursuant to the Subscription Agreements, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Holicity or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any Holicity Warrants outstanding on the date hereof, (B) other than pursuant to the Sponsor Agreement, amend, modify or waive any of the terms or rights set forth in, any warrant agreement with respect to Holicity Warrants, including any amendment, modification or reduction of the warrant price set forth therein, (C) enter into any new Subscription Agreements or other agreements that contemplate Equity Financing, or (D) consummate the Equity Financing for gross proceeds in excess of $200,000,000 (including the Subscription Agreements existing as of the date of this Agreement) or on terms materially different than those contained in such Subscription Agreements;

(x) except as contemplated by the PubCo Omnibus Incentive Plan Proposal, (i) adopt or amend any Holicity Benefit Plan, or enter into any collective bargaining or similar agreement or any employment contract or individual consulting or independent contractor agreement or (ii) hire any employee of Holicity or its Subsidiaries or any other individual who is providing or will provide services to Holicity or its Subsidiaries;

(xi) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase the assets or equity of, any corporation, partnership (limited or general), limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Holicity or its Subsidiaries (other than the transactions contemplated by this Agreement);

(xii) make any capital expenditures;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiv) enter into any new line of business outside of the business currently conducted by Holicity and its Subsidiaries as of the date of this Agreement;

(xv) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(xvi) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Holicity and its Subsidiaries and their assets and properties; or

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(xvii) enter into any agreement to do any action prohibited under this Section 7.02.

(b) During the Interim Period, Holicity shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Holicity Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Holicity or its Subsidiaries may be a party.

7.03 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Holicity shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, and the funds received in the Equity Financing to be disbursed, for the following uses: (a) the redemption of any shares of Holicity Class A Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Holicity Expenses pursuant to Section 3.08; and (c) the balance after payment and disbursement of the amounts required under the foregoing clauses (a) and (b), to be disbursed to PubCo.

7.04 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Holicity or its Subsidiaries by third parties that may be in Holicity’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of Holicity would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Holicity or any of its Subsidiaries is bound, Holicity shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Holicity, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Holicity that are in the possession of Holicity as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.05 Holicity Nasdaq Listing.

(a) From the date hereof through the Closing, Holicity shall use reasonable best efforts to ensure Holicity remains listed as a public company on, and for shares of Holicity Class A Common Stock to be listed on, Nasdaq.

(b) Holicity shall use reasonable best efforts to cause PubCo’s Common Stock to be issued in connection with the Transactions to be approved for listing on Nasdaq under the symbol “ASTR” as promptly as practicable following the issuance thereof, subject to official notice of issuance, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing Date.

7.06 Holicity Public Filings. From the date hereof through the Closing, Holicity will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.07 Section 16 Matters. Prior to the Closing, the Holicity Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Holicity Class A Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Holicity following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.08 Exclusivity. During the Interim Period, Holicity shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives. Holicity shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

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7.09 Stockholder Action. Holicity shall notify the Company promptly in connection with a written threat to file, or filing by, an Action related to this Agreement or the Transaction by any of its stockholders or holders of any Holicity Warrants against Holicity or its Subsidiaries or against any of their respective directors or officers (any such action, a “Stockholder Action”). Holicity shall keep the Company reasonably apprised of the defense, settlement, prosecution or other developments with respect to any such Stockholder Action. Holicity shall give the Company the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, to give due consideration to the Company’s advice with respect to such litigation and to not settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned; provided that, for the avoidance of doubt, Holicity shall bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such Stockholder Action.

7.10 Written Consent of Merger Sub. Holicity shall promptly after the execution of this Agreement, and in any event no later than the end of the day following the date of this Agreement, deliver its written consent, as the sole stockholder of Merger Sub, approving and adopting this Agreement and the Merger pursuant to Section 228 of the DGCL and in accordance with applicable law and the certificate of incorporation and bylaws of Merger Sub, and Holicity shall promptly deliver to the Company evidence of such action taken by written consent.

7.11 Incentive Equity Plan. Prior to the Closing Date, Holicity shall approve, and subject to approval of the stockholders of Holicity, adopt, the PubCo Omnibus Incentive Plan.

7.12 Obligations as an Emerging Growth Company and a Controlled Company. Holicity shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and to qualify, at the Effective Time, as a “controlled” company under the rules of Nasdaq; and (b) not take any action that would cause Holicity to not qualify as an “emerging growth company” within the meaning of the JOBS Act or, at the Effective Time, as a “controlled” company under the rules of Nasdaq.

7.13 ITAR Matters. Holicity agrees to cooperate, including by providing any necessary information, to assist the Company in preparing any required submissions pursuant to Section 6.09.

Article VIII
JOINT COVENANTS

8.01 Support of Transaction. Subject to Section 7.08, without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Holicity with respect to the notifications, filings, reaffirmations and applications described in Section 8.08, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Holicity and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Holicity, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Company, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Holicity, Merger Sub or the Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company is a party or otherwise in connection with the consummation of the Transactions.

8.02 Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Holicity, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Actions (including derivative claims) relating to this Agreement, any Ancillary Agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Holicity, it or any of its Representatives (in their capacity as a representative of Holicity) or, in the case of the Company, it or any of its Representatives (in their capacity as a representative of the Company). Holicity and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in

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connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other party set forth in the immediately preceding sentence, Holicity shall control the negotiation, defense and settlement of any Transaction Litigation brought against Holicity or any of its Representatives and the Company shall control the negotiation, defense and settlement of any Transaction Litigation brought against the Company or any of its Representatives; provided, however, that in no event shall either party or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for the other party to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of the other party and any Representative of such party that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by the other party or any Representative of such party or (y) any non-monetary, injunctive, equitable or similar relief against the other party or (C) contains an admission of wrongdoing or lability by the other party or any of its Representatives).

8.03 Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval.

(a) Promptly following the date hereof, Holicity and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld or delayed by either Holicity or the Company, as applicable), and Holicity shall cause to be filed with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of PubCo’s Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement. Each of Holicity and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Holicity acknowledges that the Company has furnished all information concerning the Company as may reasonably be requested by Holicity in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Holicity will cause the Proxy Statement to be mailed to stockholders of Holicity.

(b) Each of Holicity and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Holicity or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Holicity, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Holicity and the Company shall use reasonable best efforts to cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Proxy Statement to be disseminated to the holders of shares of Holicity Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Holicity Organizational Documents. Holicity shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Holicity receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Holicity agrees to include provisions in the Proxy Statement and to take reasonable action related thereto with respect to (i) approval of the Merger (the “Transaction Proposal”), (ii) approval of the PubCo Charter (the “Amendment Proposal”), (iii) approval of the issuance of PubCo’s Common Stock in connection with the Transactions (including pursuant to the consummation of the Subscription Agreements) in accordance with this Agreement, in each case to the extent required by Nasdaq listing rules (the “Stock Issuance Proposal”), (iv) the adoption of the PubCo Omnibus Incentive Plan (the “PubCo Omnibus Incentive Plan Proposal”) and (v) approval of any other proposals reasonably necessary or appropriate to consummate the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Amendment Proposal, the PubCo Omnibus Incentive Plan Proposal and the Stock Issuance Proposal, the “Proposals”). The PubCo Omnibus Incentive Plan Proposal shall provide that an aggregate number of shares of PubCo’s Common Stock equal to 10% of the outstanding shares of PubCo’s Common

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Stock as of Closing (plus the amount of shares of PubCo Common Stock issuable pursuant to PubCo Options or PubCo Warrants issued in exchange for Company Options or Company Warrants outstanding on the date hereof) shall be reserved for issuance pursuant to the PubCo Omnibus Incentive Plan, subject to increases as provided therein. Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Holicity shall propose to be acted on by Holicity’s stockholders at the Special Meeting.

(d) Holicity and the Company shall use reasonable best efforts to, as promptly as practicable, and in compliance with applicable Law (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause the Proxy Statement to be disseminated to Holicity’s stockholders and (iii) solicit proxies from the holders of Holicity Class A Common Stock to vote in favor of each of the Proposals. Holicity shall, through the Holicity Board, recommend to its stockholders that they approve each of the Proposals (the “Holicity Board Recommendation”) and shall include the unqualified Holicity Board Recommendation in the Proxy Statement. The Holicity Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Holicity Board Recommendation; provided that, in the event that the Holicity Board determines a Material Adverse Effect has occurred with respect to the Company, the Holicity Board may make a withdrawal of such recommendation or an amendment, qualification or modification of such recommendation to the extent required, upon the advice of counsel, in order to comply with its fiduciary duties. Holicity shall promptly notify the Company in writing of any determination to make any withdrawal of its recommendation or amendment, qualification or modification of its recommendation in a manner adverse to the Company. Notwithstanding the foregoing provisions of this Section 8.03(d), if on a date for which the Special Meeting is scheduled, Holicity has not received proxies representing a sufficient number of shares of Holicity Common Stock to obtain the Holicity Stockholder Approval, whether or not a quorum is present, Holicity shall have the right to make one or more successive postponements or adjournments of the Special Meeting.

(e) As soon as practicable after the Registration Statement becomes effective, in connection with the solicitation of the consents described in Section 8.03(e)(ii), the Company and Holicity shall jointly prepare an information statement regarding the Transactions to be sent to the Company Stockholders in compliance with applicable Law (the “Company Information Statement”). In connection therewith, Holicity and the Company shall use reasonable best efforts to, as promptly as practicable, (i) cause the Company Information Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (ii) solicit written consents from the Company Stockholders to give the Company Requisite Approval. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Company Information Statement. The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation. The Company will provide Holicity with copies of all stockholder consents it receives within one (1) Business Day of receipt of the Company Requisite Approval. If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) and 262 of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 8.03(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal.

8.04 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Holicity will join in the execution of any such Tax Returns.

(b) Tax Treatment. Holicity, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall knowingly take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination), cause all Tax Returns to be filed consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Tax Treatment. Each of the parties agrees to use reasonable best

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efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which the Holicity Stockholder Approval has been obtained, Holicity and the Company mutually determine in good faith that the Transactions are not expected to qualify as a transaction under Section 351 of the Code and that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of Holicity (“Newco”), with Newco being the surviving company in such merger.

(c) The Company, Holicity and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(d) On or prior to the Closing Date, the Company shall deliver to Holicity a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company.

(e) Tax Cooperation. Each party hereto shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cooperate fully, as and to the extent reasonably requested by another party hereto (and at such party’s expense), in connection with the filing of relevant Tax Returns and any audit or tax proceeding.

8.05 Confidentiality; Publicity.

(a) Holicity acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(b) None of Holicity, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Holicity, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Holicity or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Holicity or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to its and their Affiliates, and its and their respective investors, directors, officers, employees, managers and advisors without the consent of any other party hereto; and provided further that, subject to Section 6.02 and this Section 8.05, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

8.06 Post-Closing Cooperation; Further Assurances. Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

8.07 Additional Insurance and Indemnity Matters.

(a) Prior to the Closing, Holicity and the Company shall reasonably cooperate in order to obtain directors’ and officers’ liability insurance for PubCo and the Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of the Company prior to the Closing and (ii) those Persons who will be the directors and officers of PubCo and its Subsidiaries (including the directors and officers of the Company) at and after the Closing on terms not less favorable than the better of (a) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (b) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as PubCo and its Subsidiaries (including the Surviving Company).

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(b) From and after the Effective Time, PubCo and the Surviving Company shall indemnify and hold harmless each present and former director or officer of the Company, or any other person that may be a director or officer of the Company prior to the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actual or threatened Action or other action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time or relating to the enforcement by any such Person of his or her rights under this Section 8.07, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person, and shall advance expenses (including reasonable attorneys’ fees and expenses of any such Person as incurred to the fullest extent permitted under applicable Law (including, without limitation, in connection with any action, suit or proceeding brought by any such Person to enforce his or her rights under this Section 8.07). Without limiting the foregoing, PubCo shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. PubCo shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 8.07.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.07 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on PubCo and the Surviving Company and all successors and assigns of PubCo and the Surviving Company. In the event that PubCo, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person or effects any division transaction, then, and in each such case, PubCo and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of PubCo or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 8.07. The obligations of PubCo and the Surviving Company under this Section 8.07 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director or officer of the Company, or other person that may be a director or officer of the Company prior to the Effective Time, to whom this Section 8.07 applies without the consent of the affected Person. The rights of each person entitled to indemnification or advancement hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Company Certificate of Incorporation, the bylaws of the Company, any other indemnification arrangement, any applicable law, rule or regulation or otherwise. The provisions of this Section 8.07 are expressly intended to benefit, and are enforceable by, each Person entitled to indemnification or advancement hereunder and their respective successors, heirs and representatives, each of whom is an intended third-party beneficiary of this Section 8.07.

8.08 HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, each of Holicity and the Company shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act, if applicable. Each of Holicity and the Company shall furnish to the other as promptly as reasonably practicable all information required for any application or other filing to be made by such other party pursuant to any Antitrust Law, if applicable. Each of Holicity and the Company shall substantially comply with any Information or Document Requests.

(b) Each of Holicity and the Company shall request early termination of any waiting period under the HSR Act, if applicable, and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, if applicable, and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

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(c) Each of Holicity and the Company shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger. Without limiting the generality of the foregoing, each of Holicity and the Company shall, and shall cause its respective Subsidiaries (as applicable) to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of such party or any interest therein, and (ii) otherwise take or commit to take any actions that would limit such party’s freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of such party, or any interest or interests therein; provided, that any such action contemplated by this Section 8.08(c) is conditioned upon the consummation of the Merger. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.08 or any other provision of this Agreement shall require or obligate the Company’s Affiliates and investors, Holicity’s Affiliates and investors, including the Sponsor, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Holicity’s Affiliates and investors, including the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Holicity’s Affiliates and investors including, the Sponsor or of any such investment fund or investment vehicle to take any action in connection with (A) obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws or (B) avoiding, preventing, eliminating or removing any impediment under Antitrust Law with respect to the Transactions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such Person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such Person or entity or any of such entity’s Subsidiaries or Affiliates, or any interest therein.

(d) Each of Holicity and the Company shall promptly notify the other of any substantive communication with, and furnish to such other party copies of any notices or written communications received by, Holicity or the Company, as applicable, or any of its respective Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and each of Holicity and the Company shall permit counsel to such other party an opportunity to review in advance, and each of Holicity and the Company shall consider in good faith the views of such other party’s counsel in connection with, any proposed communications by Holicity or the Company, as applicable, and/or its respective Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided that neither Holicity nor the Company shall extend any waiting period or comparable period under the HSR Act, if applicable, or enter into any agreement with any Governmental Authority without the written consent of such other party. Each of Holicity and the Company agrees to provide, to the extent permitted by the applicable Governmental Authority, such other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 8.08 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or Holicity, as applicable, or other competitively sensitive material; provided, that each of Holicity and the Company may, as it deems advisable and necessary, designate any materials provided to such other party under this Section 8.08 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.08 or any other provision of this Agreement shall require or obligate the Company or any of its investors or Affiliates to, and Holicity shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, or such investors or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or such investors or Affiliates, or any interest therein.

(e) Holicity, on the one hand, and the Company, on the other hand, shall each pay fifty percent (50%) of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

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(f) Each of Holicity and the Company shall not, and shall cause its respective Subsidiaries (as applicable) not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transaction contemplated hereby; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 8.08(f) shall not apply to or be binding upon Holicity’s Affiliates, the Sponsor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Holicity’s Affiliates, the Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Holicity’s Affiliates, the Sponsor or any such investment fund or investment vehicle.

Article IX
CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) HSR Act. The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(b) No Prohibition. There shall not have been enacted or promulgated any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c) Other Requisite Regulatory Approvals. All consents required to be obtained from or made with any Governmental Authority with respect to the Company, Holicity or Merger Sub to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(d) Offer Completion. The Offer shall have been completed in accordance with the terms hereof, the Holicity Organizational Documents and the Proxy Statement.

(e) Net Tangible Assets. Holicity shall not have redeemed shares of Holicity Class A Common Stock in the Offer in an amount that would cause Holicity to have less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act).

(f) Holicity Stockholder Approval. The Holicity Stockholder Approval shall have been obtained.

(g) Company Requisite Approval. The Company Requisite Approval shall have been obtained.

(h) Listing. PubCo’s Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

9.02 Additional Conditions to Obligations of Holicity. The obligations of Holicity to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Holicity:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.03 (Due Authorization), Section 4.06(a) (Capitalization), the last sentence of Section 4.08 (Indebtedness), Section 4.18(c), (d) and (e) (Real Property), and Section 4.16 (Brokers’ Fees), in each case shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all

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material respects as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Section 4.20(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date.

(iii) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Section 9.02(a)(i) and (ii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) No Material Adverse Effect; Founders.

(i) No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement and which Material Adverse Effect is continuing and uncured.

(ii) Each Founder is employed by, and devotes their full time and attention to, the Company, and no Founder has died, become disabled, or been terminated by the Company. Each of the Employment Arrangements shall be in full force and effect as of the Closing.

(c) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(d) Officer’s Certificate. The Company shall have delivered to Holicity a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(e) Director Nomination Agreement. The Company shall deliver to Holicity a counterpart of the Director Nomination Agreement, the form of which is attached hereto as Exhibit H (the “Director Nomination Agreement”) duly executed by PubCo, which shall be effective immediately following the Effective Time.

9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Holicity and Merger Sub contained in this Agreement (other than the representations and warranties of Holicity and Merger Sub contained in Section 5.15 (Capitalization)) (without giving effect to any limitation as to “materiality”, “material adverse effect” or any similar limitation set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date.

(ii) The representations and warranties of Holicity and Merger Sub contained in Section 5.15 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies as of the date hereof and as of the Closing Date (immediately prior to the effectiveness of the PubCo Charter), as if made anew at and as of that time.

(b) Agreements and Covenants. Each of the covenants of Holicity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

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(c) Officer’s Certificate. Holicity and Merger Sub shall have delivered to the Company a certificate signed by an officer of Holicity, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d) PubCo Charter. The Certificate of Incorporation shall be amended and restated in the form of the PubCo Charter.

(e) Sponsor Agreement. The transactions contemplated by the Sponsor Agreement to occur at or prior to the Closing shall have been consummated in accordance with the terms of the Sponsor Agreement.

(f) Director Nomination Agreement. Holicity shall deliver to the Company a counterpart of the Director Nomination Agreement, duly executed by the Sponsor to be effective immediately following the Effective Time.

(g) Minimum Cash Condition. The aggregate cash available to PubCo at the Closing from the Trust Account and the Equity Financing (after giving effect to the redemption of any shares of Holicity Common Stock in connection with the Offer, but before giving effect to the consummation of the Closing and the payment of the Outstanding Holicity Expenses and the Outstanding Company Expenses) shall equal or exceed $250,000,000.

Article X
TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Holicity;

(b) prior to the Closing, by written notice to the Company from Holicity if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (or any material breach of the Support Agreement), such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Holicity provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Holicity of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before August 1, 2021 (such applicable date, the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if the failure of Holicity or Merger Sub to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided further that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Holicity has materially breached its obligations under Section 7.05;

(c) prior to the Closing, by written notice to Holicity from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Holicity or Merger Sub set forth in this Agreement (or any breach on the part of the Sponsor of Section 1 of the Sponsor Agreement), such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Holicity Breach”), except that, if any such Terminating Holicity Breach is curable by Holicity or Merger Sub, as applicable, through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Holicity of notice from the Company of such breach, but only as long as Holicity or Merger Sub, as applicable, continues to exercise such commercially reasonable efforts to cure such Terminating Holicity Breach (the “Holicity Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Holicity Breach is not cured within the Holicity Cure Period, (ii) the Closing has not occurred on or before the Termination Date, (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this

Annex A-64

Agreement under Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d) by written notice from either the Company or Holicity to the other if the Holicity Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e) by written notice from the Company if the written consent of Holicity, as the sole stockholder of Merger Sub, referred to in Section 7.09 shall not have been delivered to the Company by the end of the day following the effective date of the Registration Statement; or

(f) by written notice from Holicity if the duly executed counterparts to the Support Agreement referred to in Section 6.03 shall not have been delivered to Holicity by the end of the day following the date of this Agreement.

10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 6.06. The provisions of Sections 6.06, 8.05, 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement. Notwithstanding the foregoing, a failure by Holicity and Merger Sub to close in accordance with this Agreement when they are obligated to do so shall be deemed to be a Willful Breach of this Agreement.

Article XI
MISCELLANEOUS

11.01 Waiver. Any party to this Agreement may, to the fullest extent permitted by applicable law at any time prior to the Closing and before or after stockholder adoption of this Agreement, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or by action taken by its board of directors and without further action on the part of its stockholders to the extent permitted by applicable law, agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a) If to Holicity or Merger Sub, to:

Holicity Inc.
2300 Carillon Point
Kirkland, WA 98033
Attention: Steve Ednie
Email: steve.ednie@pendrell.com

with a copy to (which shall not constitute notice):

Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601-9703
Attention: Jason D. Osborn
David A. Sakowitz
Facsimile: (312) 558-5700
Email: JOsborn@winston.com
            DSakowitz@winston.com

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(b) If to the Company to:

Astra Space, Inc.
1900 Skyhawk Street
Alameda, California 94501
Attention: Chris Kemp
Email: chris@astra.com

with a copy to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attention: Carl P. Marcellino
Paul D. Tropp
Facsimile: (646) 728-1523
Email: carl.marcellino@ropesgray.com
paul.tropp@ropesgray.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Holicity (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.07 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14.

11.05 Expenses. Except as otherwise provided herein, including in Section 8.08(e) and Section 8.04(a), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided that, upon and subject to the occurrence of the Closing, the Outstanding Company Expenses and Outstanding Holicity Expenses shall be paid or reimbursed from the working capital of the Surviving Company.

11.06 Governing Law. This Agreement, the Transactions and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

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11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and that certain Confidentiality Agreement, dated October 13, 2020, between Holicity and the Company (the “Confidentiality Agreement”), constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in any federal or state court located in the State of New York, Borough of Manhattan in the City of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.13 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13(a) shall not be required to provide any bond or other security in connection with any such injunction.

11.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Named Parties, and then only with respect to the specific obligations set forth herein or in an Ancillary Agreement with respect to such Named Party. Except to the extent a Named Party to this Agreement or an Ancillary Agreement and then only to the extent of the specific obligations undertaken by such Named Party in this Agreement or in

Annex A-67

the applicable Ancillary Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement or any Ancillary Agreement, and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Holicity or Merger Sub under this Agreement or any Ancillary Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.15 Nonsurvival of Representations, Warranties and Covenants. Except in the case of Fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or in any Ancillary Agreement that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (b) this Article XI.

11.16 Acknowledgments. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the Holicity and Merger Sub Representations constitute the sole and exclusive representations and warranties of Holicity and Merger Sub; (iv) except for the Company Representations by the Company, the Holicity and Merger Sub Representations by Holicity and Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates and its and their respective Representatives are not relying on and have not relied on, any representations or warranties in connection with the Transactions or otherwise except the Company Representations by the Company, the Holicity and Merger Sub Representations by Holicity and Merger Sub and the other representations expressly made by a Person in the Sponsor Agreement, the Support Agreement and the Investors’ Rights Agreement (each of which is being made solely by the Person expressly making such representation in the applicable Ancillary Agreement and not by any other Person).

[signature page follows]

Annex A-68

IN WITNESS WHEREOF, Holicity, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above.

HOLICITY INC.
By:	/s/ Steve Ednie
Name:	Steve Ednie
Title:	Chief Financial Officer
HOLICITY MERGER SUB INC.
By:	/s/ Steve Ednie
Name:	Steve Ednie
Title:	Vice President and secretary
ASTRA SPACE, INC.
By:	/s/ Chris C. Kemp
Name:	Chris C. Kemp
Title:	Chief Executive Officer

Annex A-69

ANNEX B

Proposed Charter

Annex B-1

FORM OF

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
HOLICITY, INC.

Holicity, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. The name of this corporation is Holicity Inc. The date of the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was June 2, 2020.

2. This Second Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the certificate of incorporation of this corporation as heretofore amended and restated, has been duly adopted by the corporation in accordance with Sections 242 and 245 of the DGCL and has been adopted by the requisite vote of the stockholders of this corporation, acting by written consent in lieu of a meeting in accordance with Section 228 of the DGCL.

3. The certificate of incorporation of this corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is “Astra Space, Inc.” (hereinafter called the “Corporation”).

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is [•] shares, consisting of [•] shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), [•] shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), and [•] shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). The number of authorized shares of Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below (i) the number of shares thereof then outstanding and (ii) with respect to the Class A Common Stock, the number of shares of Class A Common Stock reserved pursuant to Section 8 of Part A of this Article IV) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

The following is a statement of the designations and the powers, preferences, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

Annex B-2

A. CLASS A COMMON STOCK AND CLASS B COMMON STOCK.

Unless otherwise indicated, references to “Sections” or “Subsections” in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.

1. Equal Status; General. Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation (as amended and/or restated from time to time, including pursuant to any Preferred Stock Designation (as defined below), this “Amended and Restated Certificate of Incorporation”) or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights, privileges and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Class A Common Stock and Class B Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.

2. Voting. Except as otherwise required by applicable law, at all meetings of stockholders and on all matters submitted to a vote of stockholders of the Corporation generally, each holder of Class A Common Stock, as such, shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock, as such, shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in this Amended and Restated Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock, as such, shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally, (b) be entitled to notice of any stockholders’ meeting in accordance with the Amended and Restated Bylaws of the Corporation, as the same may be amended and/or restated from time to time (the “Bylaws”), and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are exclusively entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or applicable law. There shall be no cumulative voting.

3. Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), and holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

4. Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class is concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be

Annex B-3

subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

5. Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, distribution of assets, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

6. Certain Transactions.

6.1 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock, or any consideration into which such shares are converted, upon the consolidation or merger of the Corporation with or into any other entity, such distribution, payment or consideration that the holders of shares of Class A Common Stock or Class B Common Stock have the right to receive, or the right to elect to receive, shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate distribution, payment or consideration in connection with such consolidation, merger or other transaction in order to reflect the special rights, powers and privileges of holders of shares of Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities distributable to the holders of, or issuable upon the conversion of, each share of Class B Common Stock outstanding immediately prior to such transaction having up to ten (10) times the voting power of any securities distributable to the holders of, or issuable upon the conversion of, each share of Class A Common Stock outstanding immediately prior to such transaction) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.

6.2 Third-Party Tender or Exchange Offers. The Corporation may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A Common Stock or Class B Common Stock unless the holders of (a) the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class B Common Stock would receive, or have the right to elect to receive, and (b) the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A Common Stock would receive, or have the right to elect to receive; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such tender or exchange offer in order to reflect the special rights, powers and privileges of the holders of shares of the Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities exchangeable for each share of Class B Common Stock having up to ten (10) times the voting power of any securities exchangeable for each share of Class A Common Stock) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.

7. Conversion.

7.1 Optional Conversion of Class B Common Stock. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation (an “Optional Class B Conversion Event”). Before any holder of Class B Common Stock shall be entitled to convert any shares of Class B Common Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall provide written notice to the Corporation at its principal corporate office, of such conversion election and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock

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into which the shares of Class B Common Stock are so converted are to be issued (if such shares of Class A Common Stock are certificated) or (ii) in which such shares of Class A Common Stock are to be registered in book-entry form (if such shares of Class A Common Stock are uncertificated). If the shares of Class A Common Stock into which the shares of Class B Common Stock are to be converted are to be issued in a name or names other than the name of the holder of the shares of Class B Common Stock being converted, such notice shall be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled upon such conversion (if such shares of Class A Common Stock are certificated) or shall register such shares of Class A Common Stock in book-entry form (if such shares of Class A Common Stock are uncertificated). Such conversion shall be deemed to be effective immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the provision of written notice of such conversion election as required by this Subsection 7.1, the shares of Class A Common Stock issuable upon such conversion shall be deemed to be outstanding as of such time, and the Person or Persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be deemed to be the record holder or holders of such shares of Class A Common Stock as of such time. Notwithstanding anything herein to the contrary, shares of Class B Common Stock represented by a lost, stolen or destroyed stock certificate may be converted pursuant to an Optional Class B Conversion Event if the holder thereof notifies the Corporation or its transfer agent that such certificate has been lost, stolen or destroyed and makes an affidavit of that fact acceptable to the Corporation and executes an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate.

7.2 Automatic Conversion of Class B Common Stock. To the extent set forth below, each applicable share of Class B Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of an event described below (a “Mandatory Class B Conversion Event”):

(a) Transfers. Each share of Class B Common Stock that is subject to a Transfer (as defined in Section 10), other than a Permitted Transfer (as defined in Section 10), shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of such Transfer (other than a Permitted Transfer).

(b) Reduction in Voting Power. Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the first date on which the Founders, together with all other Qualified Stockholders, collectively cease to beneficially own at least 20% of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the Founders and their Permitted Transferees as of the Effective Date.

(c) Affirmative Vote. Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the then outstanding shares of Class B Common Stock, voting as a separate class.

7.3 Certificates. Each outstanding stock certificate (if shares are in certificated form) that, immediately prior to the occurrence of a Mandatory Class B Conversion Event, represented one or more shares of Class B Common Stock subject to such Mandatory Class B Conversion Event shall, upon such Mandatory Class B Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of an Optional Class B Conversion Event or a Mandatory Class B Conversion Event (either of the foregoing, a “Conversion Event”) and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock, if any (or, in the case of any lost, stolen or destroyed certificate, upon such holder providing an affidavit of that fact acceptable to the Corporation and executing an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate), issue and deliver to such holder (or such other Person specified pursuant to Subsection 7.1) certificate(s) representing the shares of Class A Common Stock into which

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such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to Subsection 7.1 or 7.2 shall thereupon automatically be retired and shall not be available for reissuance.

7.4 Policies and Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith (it being understood, for the avoidance of doubt, that this sentence shall not authorize or empower the Corporation to expand upon the events that constitute a Mandatory Class B Conversion Event). If the Corporation has reason to believe that a Transfer or other Conversion Event giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation (or in book-entry as maintained by the transfer agent of the Corporation), the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation (or in book-entry as maintained by the transfer agent of the Corporation). In connection with any action of stockholders taken at a meeting, the stock ledger of the Corporation (or in book-entry as maintained by the transfer agent of the Corporation) shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

8. Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

9. Protective Provisions. Unless such action is first approved by the affirmative vote (or written consent) of the holders of two-thirds (2/3rd) of the then-outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Amended and Restated Certificate of Incorporation or the Bylaws, prior to the Final Conversion Date, the Corporation shall not, whether by merger, consolidation, certificate of designation or otherwise (i) amend, alter, repeal or waive any provision of Part A of this Article IV (or adopt any provision inconsistent therewith), or (ii) except for the shares of Class B Common Stock issued pursuant to the Merger and as provided in Section 10 below, authorize, or issue any shares of, any class or series of capital stock of the Corporation entitling the holder thereof to more than (1) vote for each share thereof or entitling any class or series of securities to designate or elect directors as a class or series separate from the Class A Common Stock and Class B Common Stock.

10. Issuance of Additional Shares. From and after the Effective Date, additional shares of Class B Common Stock may be issued only to a Qualified Stockholder.

11. Definitions. For purposes of this Amended and Restated Certificate of Incorporation:

“Change of Control Transaction” means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total

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voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; and (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction.

“Effective Date” means the date on which this Amended and Restated Certificate of Incorporation is first effective.

“Family Member” means with respect to any natural person who is a Qualified Stockholder (a) the spouse of such Qualified Stockholder, (b) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of such Qualified Stockholder or (c) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of the spouse of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

“Fiduciary” means a Person who (a) is an executor, personal representative, administrator, trustee, manager, managing member, general partner, director, officer or any other agent of a Person and (b) manages, controls or otherwise has decision-making authority with respect to such Person, but, in each case, only to the extent that such Person may be removed, directly or indirectly, by one or more Qualified Stockholders and replaced with another Fiduciary selected, directly or indirectly, by one or more Qualified Stockholders.

“Final Conversion Date” means the date on which no shares of Class B Common Stock shall remain outstanding.

“Founders” means Chris Kemp and Adam London, each a “Founder”.

“Liquidation Event” means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Change of Control Transaction.

“Merger” means the merger of Holicity Merger Sub Inc., a Delaware corporation (“Merger Sub”) with and into Astra Space, Inc., a Delaware corporation (“Astra”) pursuant to that certain Business Combination Agreement, dated as of February [•], 2021, by and among the Corporation, Merger Sub and Astra.

“Parent” of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

“Permitted Entity” means:

(a) a Permitted Trust for so long as such Permitted Trust is solely for the current benefit of a Qualified Beneficiary (and, for the avoidance of doubt, notwithstanding that a remainder interest in such Permitted Trust is for the benefit of any Person other than a Qualified Beneficiary);

(b) any general partnership, limited partnership, limited liability company, corporation, public benefit corporation or other entity, in each case, for so long as such entity is exclusively owned, by (1) one or more Qualified Stockholders, (2) one or more Family Members of such Qualified Stockholders and/or (3) any other Permitted Entity of such Qualified Stockholders;

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(c) any foundation or similar entity or any Qualified Charity for so long as (i) one or more Qualified Stockholders continues to, directly or indirectly, exercise Voting Control over any shares of Class B Common Stock from time to time Transferred to such foundation or similar entity or Qualified Charity, and/or (ii) a Fiduciary of such foundation or similar entity or Qualified Charity exercises Voting Control over such shares of Class B Common Stock;

(d) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code for so long as such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust;

(e) the executor or personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor or personal representative is acting in the capacity of executor or personal representative of such estate;

(f) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust; or

(g) a revocable living trust (including any irrevocable administrative trust resulting from the death of the natural person grantor of such trust) which trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust.

Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity solely by reason of the death of that Qualified Stockholder.

“Permitted Transfer” means, and is restricted to, any Transfer of a share of Class B Common Stock:

(h) by a Qualified Stockholder that is not a Permitted Entity to (i) one or more Family Members of such Qualified Stockholder, (ii) any Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder;

(i) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, (ii) any other Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder; or

(j) any Transfer approved in advance by the Board, or a duly authorized committee of the Board, upon a determination that such Transfer is not inconsistent with the purposes of the foregoing provisions of this definition of “Permitted Transfer.”

For the avoidance of doubt, the direct Transfer of any share or shares of Class B Common Stock by a holder thereof to any other Person shall qualify as a “Permitted Transfer” within the meaning of this Section, if such Transfer could have been completed indirectly through one or more transactions involving more than one Transfer, so long as each Transfer in such transaction or transactions would otherwise have qualified as a “Permitted Transfer” within the meaning of this Section. For the further avoidance of doubt, a Transfer may qualify as a “Permitted Transfer” within the meaning of this Section under any one or more than one of the clauses of this Section as may be applicable to such Transfer, without regard to any proviso in, or requirement of, any other clause(s) of this Section.

“Permitted Transferee” means, as of any date of determination, a Person that is entitled to be a transferee of shares of Class B Common Stock in a Transfer that, as of such date, would constitute a Permitted Transfer.

“Permitted Trust” means a bona fide trust where each trustee is (a) a Qualified Stockholder; (b) a Family Member of a Qualified Stockholder; or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisor, or bank trust departments.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.

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“Qualified Beneficiary” means (i) one or more Qualified Stockholders, (ii) one or more Family Members of a Qualified Stockholder and/or (iii) any other Permitted Entities of one or more Qualified Stockholders.

“Qualified Charity” means a domestic U.S. charitable organization, contributions to which are deductible for federal income, estate, gift and generation skipping transfer tax purposes.

“Qualified Stockholder” means (i) the Founders, (ii) any Person that receives Class B Common Stock in the Merger, and (iii) any Person that is a Permitted Transferee.

“Requisite Stockholder Consent” means (i) prior to the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of a majority in voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) on and after the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

“Transfer” of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of a share of Class B Common Stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise. A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by a Person that received shares in a Permitted Transfer if there occurs any act or circumstance that causes such Person to no longer be a Permitted Transferee. In addition, for the avoidance of doubt, a Transfer shall be deemed to have occurred if a holder that is a partnership, limited partnership, limited liability company or corporation distributes or otherwise transfers its shares of Class B Common Stock to its partners, stockholders, members or other equity owners. Notwithstanding the foregoing, the following shall not be considered a Transfer:

(a) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with (i) actions to be taken at an annual or special meeting of stockholders, or (ii) any other action of the stockholders permitted by this Amended and Restated Certificate of Incorporation;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement does not involve any payment of cash, securities or other property to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; for the avoidance of doubt, any voting trust, agreement or arrangement entered into prior to the Effective Date shall not constitute a Transfer;

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer at such time;

(d) any change in the trustee(s) or the Person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock held by a Permitted Entity, provided that following such change such Permitted Entity continues to be a Permitted Entity;

(e) (1) the assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock by a Qualified Stockholder to a grantor retained annuity trust (a “GRAT”) for which the trustee is (A) such Qualified Stockholder, (B) a Family Member of such Qualified Stockholder, (C) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisors, or bank trust departments, (D) an employee of the Corporation or a member of the Board or (E) solely in the case of any such trust established by a natural Person grantor, any other bona fide trustee; (2) the change in trustee for such a GRAT from one of the Persons identified in the foregoing subclauses (A) through (E) to another Person identified in the foregoing subclauses (A) through (E); and (3) the distribution of such shares of Class B Common Stock from such GRAT to such Qualified

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Stockholder (provided, however, that the distribution of shares of Class B Common Stock to any beneficiary of such GRAT except such Qualified Stockholder shall constitute a Transfer unless such distribution qualifies as a Permitted Transfer at such time);

(f) any Transfer of shares of Class B Common Stock, whether by a Qualified Stockholder or a Permitted Entity, to a broker or other nominee for so long as the transferor retains (i) Voting Control, (ii) sole dispositive power over such shares of Class B Common Stock, and (iii) the economic consequences of ownership of such shares of Class B Common Stock;

(g) entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale;

(h) in connection with a Change of Control Transaction (1) the entering into a support, voting, tender or similar agreement or arrangement, (2) the granting of any proxy and/or (3) the tendering of any shares in any tender or exchange offer for all of the outstanding shares of Class A Common Stock and Class B Common Stock;

(i) due to the fact that the spouse of any holder of shares of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock; provided that any transfer of shares by any holder of shares of Class B Common Stock to such holder’s spouse, including a transfer in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a “Transfer” of such shares of Class B Common Stock unless (1) otherwise exempt from the definition of Transfer, or (2) in connection with such divorce proceeding, domestic relations order or similar legal requirement, a Qualified Stockholder is entitled to retain (and for so long as a Qualified Stockholder does actually retain) either (x) the exclusive right to exercise the power to vote or direct the voting of such shares of Class B Common Stock, or (y) sole dispositive power over such shares of Class B Common Stock; and

(j) entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of Class B Common Stock in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with a Liquidation Event), provided that such Liquidation Event was approved by the Board.

“Voting Control” means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

“Voting Threshold Date” means the first date on which the issued and outstanding shares of Class B Common Stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

B. PREFERRED STOCK

Subject to Article IV, Section 9, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

Subject to Article IV, Section 9, authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL (a “Preferred Stock Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without

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limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

ARTICLE V
AMENDMENT OF THE CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent with Articles IV, V, VI, VII, VIII, IX, X, XI and XII; provided further, so long as any shares of Class B Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of two-thirds (2/3rd) of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B Common Stock or other rights, powers, preferences or privileges of the shares of Class B Common Stock; (2) to provide for each share of Class A Common Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class B Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock; provided further, so long as any shares of Class A Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A Common Stock so as to affect them adversely; or (2) to provide for each share of Class B Common Stock to have more than ten (10) votes per share or any rights to a separate class vote of the holders of shares of Class B Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL. For the avoidance of doubt, (i) nothing in the immediately preceding provisos shall limit the rights of the Board as specified in Article IV, Section B (as qualified by Article IV, Section 9) or Article VI of this Amended and Restated Certificate of Incorporation, and (ii) notwithstanding anything in this Article V to the contrary, any amendment to a provision that contemplates a specific approval requirement by the stockholders (or any class of capital stock of the Corporation) in this Amended and Restated Certificate of Incorporation (including the definition of Requisite Stockholder Consent and Voting Threshold Date) shall require the greater of (x) the specific approval requirement by the stockholders (or any class of capital stock of the Corporation) contemplated in such provision, and (y) the approval requirements contemplated by this Article V.

ARTICLE VI
AMENDMENT OF THE BYLAWS

In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of Preferred Stock, the Board shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated

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Certificate of Incorporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Amended and Restated Certificate of Incorporation, by the Requisite Stockholder Consent.

ARTICLE VII
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee or officer of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

ARTICLE VIII
BOARD OF DIRECTORS

This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

(A) General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.

(B) Number of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed, and may be altered from time to time, exclusively by resolution of the Board; provided that the initial number of directors of the Corporation shall be seven (7); provided, further, that from and after the Voting Threshold Date, such number of directors may be modified by the affirmative vote of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders duly noticed and called in accordance with the Amended and Restated Certificate of Incorporation. For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

(C) Tenure. The directors shall be elected or appointed for a term of office continuing until the annual meeting of stockholders of the Corporation at which such director’s term expires. Each director shall hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law.

(D) Vacancies; Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock and subject to Section 1 of that certain Director Nomination Agreement dated as [•], 2021, by and between the Corporation, Pendrell Holicity Holdings Corporation, a Washington corporation and the other parties thereto, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled: (i) prior to the Voting Threshold Date, solely by the stockholders of the Corporation with the Requisite Stockholder Consent unless any such vacancy or newly created directorships remains unfilled for at least sixty (60) days, in which case such vacancy or newly created directorships may also be filled by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director; or (ii) on or after the Voting Threshold Date solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director.

(E) Removal. Subject to the rights of the holders of any series of Preferred Stock expressly set forth in a Preferred Stock Designation adopted in compliance with this Amended and Restated Certification of Incorporation, no director may be removed from the Board except for cause and only with and immediately upon the Requisite Stockholder Consent.

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(F) Committees. Pursuant to the Bylaws of the Corporation, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

(G) Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

(H) Preferred Stock Directors. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total number of authorized directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, all such additional directors elected by the holders of such stock, or elected or appointed to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors shall automatically cease to be qualified as directors, the terms of office of all such directors shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

ARTICLE IX
ELECTION OF DIRECTORS

Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot. The vote required for election of a director by the stockholders at a meeting of stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as the tenth (10th) preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.

Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the Effective Date, the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effective Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effective Date. At each annual meeting of stockholders following the Effective Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders following their election. In the event of any increase or decrease in the authorized number of directors (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such

Annex B-13

allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

ARTICLE X

LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article X shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article X shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE XI
INDEMNIFICATION

The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE XII
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING

Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, that prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested.

ARTICLE XIII
SPECIAL MEETING OF STOCKHOLDERS

Special meetings of stockholders for any purpose or purposes may be called at any time by the Board, the Chairperson of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other Person or Persons; provided that, prior to the Final Conversion Date, special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding shares of capital stock of the Corporation with voting power sufficient to provide the Requisite Stockholder Consent. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

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ARTICLE XIV
FORUM SELECTION

(A) Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this Section A will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section A.

(B) Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section A immediately above is filed in a court other than a court located within the State of Delaware ( a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section A immediately above (an “FSC Enforcement Action’’) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(C) Severability. If any provision or provisions of this Article XIV shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.

ARTICTLE XV
MISCELLANEOUS

If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Amended and Restated Certificate of Incorporation (or any other provision of the Bylaws or any agreement entered into by the Corporation), the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid,

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illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Amended and Restated Certificate of Incorporation, (b) the Bylaws and (c) any amendment to this Amended and Restated Certificate of Incorporation or the Bylaws enacted or adopted in accordance with this Amended and Restated Certificate of Incorporation, the Bylaws and applicable law.

[Remainder of Page Intentionally Left Blank]

Annex B-16

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed this [•] day of [•], 2021.

HOLICITY INC.
By:
Name:
Title:

Signature Page to Amended and Restated Certificate of Incorporation

Annex B-17

ANNEX C

New Astra Bylaws

FORM OF

AMENDED AND RESTATED BYLAWS

OF

Astra Space, Inc.

(THE “CORPORATION”)

Adopted on [•], 2021

Annex C-i

ARTICLE I
OFFICES

1.1 Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware

1.2 Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II
STOCKHOLDERS MEETINGS

2.1 Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

2.2 Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

2.3 Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

2.4 Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time

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to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

2.5 Voting of Shares.

(A) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(B) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(C) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic

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transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(D) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(E) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

2.6 Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.7 Advance Notice for Business.

(A) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such

Annex C-3

annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

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(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(C) Public Announcement. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

2.8 Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

2.9 Consents in Lieu of Meeting. Any action permitted to be taken by written consent in lieu of a meeting pursuant to the Certificate of Incorporation shall set forth in writing the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

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ARTICLE III
DIRECTORS

3.1 Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

3.2 Advance Notice for Nomination of Directors.

(A) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(B) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(C) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(D) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial

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owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(E) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(F) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

3.3 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV
BOARD MEETINGS

4.1 Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

4.2 Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

4.3 Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the

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purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

4.4 Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

4.5 Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

4.6 Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V
COMMITTEES OF DIRECTORS

5.1 Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

5.2 Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

5.3 Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

5.4 Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present.

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Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

ARTICLE VI
OFFICERS

6.1 Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Board, Presidents, Vice Presidents, Partners, Managing Directors, Senior Managing Directors, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such term

6.2 s as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(A) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

(B) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(C) President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(D) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(E) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and

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shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(F) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(G) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(H) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

6.3 Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

6.4 Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

6.5 Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII
SHARES

7.1 Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

7.2 Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on

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such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

7.3 Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

7.4 Consideration and Payment for Shares.

(A) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(B) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

7.5 Lost, Destroyed or Wrongfully Taken Certificates.

(A) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(B) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

7.6 Transfer of Stock.

(A) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

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(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(B) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

7.7 Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

7.8 Effect of the Corporation’s Restriction on Transfer.

(A) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(B) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

7.9 Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII
INDEMNIFICATION

8.1 Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such

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Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

8.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

8.3 Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

8.4 Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

8.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

8.6 Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

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8.7 Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

8.8 Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

8.9 Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

8.10 Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX
MISCELLANEOUS

9.1 Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

9.2 Fixing Record Dates.

(A) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

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(B) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

9.3 Means of Giving Notice.

(A) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(B) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(C) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

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(D) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(E) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

9.4 Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

9.5 Meeting Attendance via Remote Communication Equipment.

(A) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement

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reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(B) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

9.6 Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

9.7 Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

9.8 Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

9.9 Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

9.10 Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

9.11 Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

9.12 Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

9.13 Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

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9.14 Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

9.15 Amendments. The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7) of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

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ANNEX D

Form of Subscription Agreement

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SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on ____________, 2021, by and between Holicity Inc., a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).

RECITALS

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into an Agreement and Plan of Merger with Holicity Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) and Astra Space, Inc., a Delaware corporation (the “Target”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Target, with the Target surviving the merger (such agreement as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement” and the transactions contemplated by the Merger Agreement, collectively, the “Transaction”);

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to, and contingent on, the consummation of the Transaction, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with the Subscriber, the “Subscribers”), which are on substantially the same terms as the terms of this Subscription Agreement, pursuant to which such investors have agreed to purchase on the closing date of the Transaction (the “Closing Date”), inclusive of the Subscribed Shares, an aggregate amount of ____________ Class A Shares, at the Per Share Price (the shares of the Other Subscribers, the “Other Subscribed Shares”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

AGREEMENT

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date immediately prior to the consummation of the Transaction and is contingent on the completion of the Transaction.

(b) At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the anticipated Closing Date set forth in the Closing Notice, Subscriber shall deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber. Subscriber shall deliver to the Company, on or prior to 8:00 a.m. (Eastern time) (or as soon as practicable after the Company or its transfer agent delivers evidence of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) on the anticipated Closing Date specified in the Closing Notice, the Purchase Price in cash via wire transfer to the account specified in the Closing Notice against (and concurrently with) delivery by the Company to Subscriber of (i) the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (ii) written notice from the Company or its transfer agent evidencing the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within one (1) Business

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Day after the anticipated Closing Date specified in the Closing Notice, the Company shall promptly (but in no event later than one (1) Business Day after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

(c) The Closing shall be subject to the satisfaction or valid waiver by the Company, on the one hand, or the Subscriber, on the other hand, of the conditions that, on the Closing Date:

(i)     all conditions precedent to the closing of the Transaction set forth in the Merger Agreement, including the approval of the Company’s stockholders, shall have been satisfied or waived, and the closing of the Transaction shall be scheduled to occur concurrently with or immediately following the Closing;

(ii)    no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

(iii)   all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company from consummating the transaction contemplated hereby, including the issuance and sale of the Subscribed Shares.

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company of the additional conditions that, on the Closing Date:

(i)     all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, unless such representations and warranties specifically speak of an earlier date, in which case, they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) as of such earlier date; and

(ii)    Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:

(i)     all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, unless such representations and warranties specifically speak of an earlier date, in which case, they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true in all respects) as of such earlier date;

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(ii)    the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii)   no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred, and the Subscribed Shares shall be listed for trading on The Nasdaq Capital Market (“NASDAQ”), subject to official notice issuance;

(iv)   no amendment, modification or waiver of the Merger Agreement shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, including, without limitation, any material amendment or waiver of any representation or covenant of the Company or the Target relating to the financial position or outstanding indebtedness of the Company or the Target, unless the Subscriber has consented in writing thereto;

(v)    any minimum cash condition that appears in the draft of the Merger Agreement made available to the undersigned prior to the execution of this Subscription Agreement will not be amended or waived through the Closing Date;

(vi)   no Material Adverse Effect in respect of the Company or Material Adverse Effect in respect of the Target (each as defined in the Merger Agreement) shall have occurred and being continuing on the Closing Date; and

(vii)  there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits the investors thereunder unless the Subscriber has been offered substantially the same benefits.

(f) In the event that a valid waiver is obtained by the Company from some of the Subscribers, but such waiver is not obtained unanimously from all Subscribers, the Company may still consummate the Closing by relying on the consent from a portion of the Subscribers and excluding the non-consenting Subscribers, provided that the closing conditions are otherwise satisfied with respect to the consenting Subscribers.

(g) Prior to or at the Closing, Subscriber shall, at the request of the Company, deliver to the Company a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a) The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (i) the business, financial condition, stockholders equity or results of operations of the Company and its subsidiaries, taken together as a whole (on a consolidated basis) or (ii) the Company’s ability to consummate the transactions contemplated hereby, including (A) the issuance and sale of the Subscribed Shares or (B) the Transaction.

(b) The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor, are free and clear of any liens or other restrictions whatsoever (other than those specified hereunder) in accordance with the terms of this Subscription Agreement and registered with the Company’s transfer agent, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of its jurisdiction of incorporation or otherwise. As of the Closing Date, the Subscribed Shares will be issued in book entry form and cleared and settled through the Depositary Trust Company or one of its subsidiaries.

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(c) Each of this Subscription Agreement, the Other Subscription Agreements and the Merger Agreement (the “Transactional Documents”) has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the other parties thereto, such Transaction Document shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The execution and delivery of this Subscription Agreement, the Other Transaction Documents, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of the Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization NASDAQ or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) notice filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“Commission”) under Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), if applicable, (iv) the filing of a supplemental listing application with NASDAQ, (v) those required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) the failure of which to obtain would not be reasonably likely to have a Company Material Adverse Effect. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any report, statement, schedule, prospectus or registration statement filed by the Company with the Commission.

(f) As of their respective dates, all reports, statements, schedules, registration statements, proxy statements, and other documents filed by the Company with the Commission, since its initial registration of its Common Stock (as defined below) or to be filed within four (4) Business Days after the date of this Subscription Agreement (the “SEC Reports”) complied, or will comply, in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Reports.

(g) As of the date hereof and as of immediately prior to the Closing, the authorized share capital of the Company consists of (i) 1,000,000 shares of preferred stock, with a par value of $0.0001 per share (“Preferred Shares”), and (ii) 220,000,000 shares of common stock with a par value of $0.0001 per share, consisting of 200,000,000 Class A Shares, and 20,000,000 shares of Class B common stock (“Class B Shares” and together with the Class A Shares, “Common Stock”). As of the date hereof and immediately prior to the Closing and prior to giving effect to any of the transactions contemplated by the Merger Agreement: (i) 30,000,000 Class A Shares, 7,500,000 Class B Shares and no Preferred Shares are and will be issued and outstanding; (ii) 15,333,333 warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share (“Warrants”), are and will be issued and outstanding,

Annex D-5

including 5,333,333 private placement warrants; and (iii) no shares of Class A Common Stock are or will be subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to, or issued in violation of, preemptive rights. As of the date hereof, except as set forth above and pursuant to (i) the Other Subscription Agreements, or (ii) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. The Company has no subsidiaries other than the Merger Sub and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than the Merger Sub), whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) the letter agreements entered into by the Company in connection with the Company’s initial public offering on August 4, 2020 pursuant to which Pendrell Holicity Holdings Corporation and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (B) as contemplated by the Merger Agreement. Other than Class B Shares, which have the anti-dilution rights described in the Company’s amended and restated certificate of incorporation, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement or (iii) any other shares of capital stock of the Company to be issued pursuant to the Transaction. Except as disclosed in the SEC Reports, as of January 29, 2021, the Company had no outstanding indebtedness.

(h) Except for such matters as, individually or in the aggregate, have not had and would not be reasonably expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(i) The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on NASDAQ under the symbol “HOL.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by NASDAQ or the Commission with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on NASDAQ. The Company has taken no action that is designed to terminate, or expected to result in the termination of, the registration of the Class A Shares under the Exchange Act.

(j) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

(k) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

(l) The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with, or is in default or violation of, any applicable antitrust or anticorruption law, except where such non-compliance, default or violation would not be reasonably expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

(m) Other than fees payable to the Placement Agents (as defined below), the Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the undersigned could become liable. Other than the Placement Agents (as defined below), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Subscribed Shares.

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(n) The Company is in compliance with all applicable laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has not received any written communication that alleges that the Company is not in compliance with, or is in default or violation of, any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(o) The Company acknowledges and agrees that the Subscribed Shares may be pledged by the Subscriber in connection with a bona fide margin agreement, and the Subscriber effecting a pledge of Subscribed Shares shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Subscription Agreement. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Subscribed Shares may reasonably request in connection with a pledge of the Subscribed Shares to such pledgee by the Subscriber, provided that the Subscriber shall be responsible for payment of reasonable legal fees and expenses incurred by the Company in connection with such request.

(p) The Company hereby represents and warrants that, as of the date hereof, and covenants and agrees that after the date hereof, none of the Other Subscription Agreements or any other agreement with any Other Subscriber or other potential or actual investor in respect of the Company includes or will include terms, rights or other benefits that are more favorable to any such other person that the terms, rights and benefits in favor of the Subscriber under this Subscription Agreement, and the Company will not waive any material obligation under the agreements with any such person unless, in any such case, the Subscriber has been offered in writing the opportunity to concurrently receive the benefits of all such terms, rights and benefits or waiver. The Subscriber shall notify the Company in writing, within five (5) Business Days after the date it has been offered the opportunity to receive the benefit of such terms, rights, benefits or waiver, of its election to receive any such term, right, benefit or waiver so offered.

(q) Other than the Other Subscription Agreements, the Company has not entered into any side letter or similar agreement with any Subscriber in connection with such Subscriber’s direct or indirect investment in the Company, and no Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds), and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement to include any such terms and conditions.

(r) The description of the business and financial information of the Target set forth in the presentation dated January 2020 made available to Subscriber prior to the execution of this Subscription Agreement, and as amended through the Closing Date (the “Investor Presentation”), shall be consistent and complete in all material respects with the description of the business and financial information of the Target described or included in the proxy statement of the Company filed in connection with the approval of the Merger Agreement by the shareholders of the Company.

(s) The aggregate purchase price to be paid to the Company by the Subscribers shall be $200,000,000.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of

Annex D-7

Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably, individually or in the aggregate, be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(e) Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber, the Company’s representations in Section 3 and the Investor Presentation. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and the Transaction (including the Target and its respective subsidiaries (collectively, the “Acquired Companies”)). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges and agrees that BofA Securities Inc. and PJT Partners LP are acting as placement agents to the Company (the “Placement Agents”), and that neither the Placement Agents nor any of their respective affiliates have provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired and that none of the Placement Agents or any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Subscribed Shares. Neither the Placement Agents nor their affiliates has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it. In connection with the issuance of the Subscribed Shares to Subscriber, neither the Placement Agents nor any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber, and that PJT Partners LP acted as financial advisor to the Acquired Companies in addition to its role as a Placement Agent.

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(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agents and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder is being made in reliance on (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Subscriber (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(k) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(l) Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

(m) Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, (i) the representation set forth above shall not apply to other entities under common management with the Subscriber that have no knowledge of this Subscription Agreement or of the Subscriber’s participation in the Transactions (including the Subscriber’s controlled affiliates and/or affiliates) and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Agreement.

(n) If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan

Annex D-9

that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, then Subscriber represents and warrants that neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares.

(o) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2(b).

(p) Subscriber agrees that, notwithstanding Section 9(i), the Placement Agents and, following the Closing, the Target may rely upon the representations and warranties made by Subscriber to the Company in this Section 4.

5. Registration of Subscribed Shares.

(a) The Company agrees that, prior to the Closing Date and no later than 10 business days following the Closing Date, the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement (including the prospectus included in such registration statement, amendments (including post-effective amendments)) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement, (the “Registration Statement”) registering the offer and resale of the Subscribed Shares under the Securities Act, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective upon the Closing or as soon as practicable thereafter, but in any event no later than the earlier of (1) sixty (60) calendar days following the Closing Date (or ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided by, the Commission) and (2) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company will provide a draft of the Registration Statement to the Subscriber for review at least two (2) business days in advance of the filing of the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted to be registered by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional Subscribed Shares and cause such amendment or Registration Statement to become effective as promptly as practicable. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use commercially reasonable efforts, at its expense, to cause such Registration Statement to remain effective with respect to Subscriber, to keep any qualification, exemption or compliance under state securities laws which the Company determines to obtain continuously effective with respect to the Subscriber and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions until the earlier of (i) three (3) years from the effective date of the Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 under the Securities Act without restriction, including without limitation , any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). For as long as the Registration Statement shall remain effective pursuant to the immediately preceding sentence, the Company will file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Subscribed Shares pursuant to the Registration Statement, qualify the Subscribed Shares for listing on the applicable stock exchange on which the Company’s Class A Shares are then listed, update or amend the Registration Statement as necessary to include the Subscribed Shares, and, upon request of the Subscriber, use commercially reasonable efforts to cause any restrictive legend on the Subscribed Shares to be removed in connection with any sale pursuant to an effective Registration Statement or Rule 144, if available. The undersigned agrees to disclose its beneficial ownership, as determined in

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accordance with Rule 13d-3 under the Exchange Act, of Subscribed Shares to the Company (or its successor) upon request to assist the Company in making the determination described above. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary for a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. In the case of the registration, qualification, exemption, or compliance effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption, or compliance. If the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Company shall promptly notify the Subscriber in writing and the Subscriber will have an opportunity to withdraw from the Registration Statement. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement, if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided that (x) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than forty-five (45) consecutive days, or more than a total of ninety (90) days, or more than two (2) times, in each case during in any three hundred sixty (360)-day period and (y) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the undersigned of such securities as soon as practicable thereafter.

(b) At its expense, the Company shall advise Subscriber as expeditiously as possible, but in any event within two (2) Business Days or, in the case of (vi) below, immediately:

(i) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(iii) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(v) subject to the provisions in this Subscription Agreement, of the occurrence of a Suspension Event or any other event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; and

(vi) when the legend has been removed from the Subscribed Shares, which shall be no later than one (1) hour after the Registration Statement has been declared effective by the SEC.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the Subscriber of such events, provide the Subscriber with any material, nonpublic information regarding the Company other than to the extent providing notice to the Subscriber of the occurrence of the events listed in (i) through (vi) above constitutes material, nonpublic information regarding the Company.

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(c) The Company shall:

(i) use its commercially reasonably efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(ii) except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document, so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Subscribed Shares have been listed and to cause the transfer agent for the Subscribed Shares to remove all legends and restrictions relating to transfer of the Subscribed Shares prior to the effectiveness of the Registration Statement and facilitate deposit of the Subscribed Shares in book entry form, free of any restriction on resale, into such account and pursuant to such instruction as the Subscriber has provided to the transfer agent in writing;

(iv) cause its legal counsel or other counsel satisfactory to the transfer agent: (i) while the Registration Statement is effective, to issue to the transfer agent a “blanket” legal opinion to allow (A) the legend on the Subscribed Shares to be removed, or (B) sales without restriction pursuant to the effective Registration Statement, and (ii) provide all other opinions as may reasonably be required by the transfer agent in connection with the removal of legends; and

(v) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares required hereby.

(d) Upon receipt of written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus), not misleading, the undersigned agrees that (1) it will promptly discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement.

(e) For purposes of this Section 5 of this Subscription Agreement, “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Subscriber” shall include any affiliate of the undersigned Subscriber to which the rights under this Section 5 shall have been duly assigned.

(f) The Company shall, notwithstanding the termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), its officers, directors, employees, members, managers, partners, advisors, trustees, stockholders, affiliates, investment advisors and agents, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, employees, members, managers, partners, advisors, trustees, stockholders, affiliates, investment advisors and agents of such controlling persons to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, (i) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement (or incorporated by reference therein), any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated

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therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, that such untrue statements or alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein or Subscriber has omitted a material fact from such information and (ii) for any losses due to the Company’s failure to comply with this Section 5. The Company shall notify the Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware.

(g) The Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Company by the Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. The Subscriber and the Company shall notify the other party promptly of the initiation, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the notifying party is aware. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(h) Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without the consent of the indemnifying party; however, the indemnified party may continue to participate in such defense. Notwithstanding the foregoing, the defense may not be assumed for claims caused by or arising out of the indemnified party’s own gross negligence, intentional or criminal misconduct. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of the indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, denied or conditioned), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(i) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent

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misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 5(e) shall be individual, not joint and several, and in no event shall the liability of any Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation.

(j) Subscriber shall not execute any short sales or engage in other hedging transactions (“Short Sales”) of the Subscribed Shares during the period from the date of this Subscription Agreement through the Closing. For the avoidance of doubt, this Section 5(j) shall not apply to (i) any sale (including the exercise of any redemption right) of securities of the Company (A) held by the Subscriber, its controlled affiliates or any person or entity acting on behalf of the Subscriber or any of its controlled affiliates prior to the execution of this Subscription Agreement or (B) purchased by the Subscriber, its controlled affiliates or any person or entity acting on behalf of the Subscriber or any of its controlled affiliates in an open market transaction after the execution of this Subscription Agreement, or (ii) ordinary course, non-speculative hedging transactions. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management or control with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription (including the Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales, and (ii) in the case of a Subscriber that is a multi-managed investment vehicle in which separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(k) Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) days after the Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(k)) and the related suspension period remains in effect, the Company will so notify Subscriber within one (1) Business Day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

6. Other Covenants.

(a) For so long as Subscriber holds Subscribed Shares, the Company agrees to:

(i)     make and keep public information available, as those terms are understood and defined in Rule 144;

(ii)    file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(iii)   furnish to Subscriber so long as it owns Subscribed Shares, as promptly as practicable upon request, (x) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (y) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the Commission and (z) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration.

(iv)   provide all other customary and reasonable cooperation necessary to enable Subscriber to resell the Subscribed Shares pursuant to Rule 144.

7. Termination. Except for the provisions of Sections 5(b), 5(c), 5(f), 9 and 10, which shall survive any termination hereunder, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated

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in accordance with its terms, (b) upon the mutual written agreement of the Company and the Subscriber to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing Date, or at any time any of the conditions to Closing set forth in Section 2 of this Subscription Agreement become incapable of being satisfied on or prior to August 1, 2021, or (d) August 1, 2021 if the Closing has not yet occurred; provided that nothing herein will relieve any party hereto from liability for any willful breach hereof prior to the time of termination, and each party hereto will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof.

8. Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (i) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, that arises as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company, and (iii) will not seek recourse against the Trust Account for any reason whatsoever; provided however, that nothing in this Section 8 shall (x) be deemed to limit the Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of its shares of public Common Stock acquired by any means other than pursuant to this Subscription Agreement, (y) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief or (z) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account.

9. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient; provided, that such notice, request, demand, claim or other communication is also sent to the recipient pursuant to clauses (i), (iii) or (iv) of this Section 9(a), (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b) Subscriber acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties expressly contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

(c) Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.

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(d) Each of the Company and the Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(g) The Company may request from Subscriber such additional information as the Company may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures and provided that the Company keeps any such information provided in connection herewith confidential.

(h) This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought. Notwithstanding the foregoing, (i) no amendment, modification, or waiver of this Subscription Agreement, and (ii) no consent to termination of this Subscription Agreement pursuant to Section 7(b), shall be effective unless and until consented to in writing by the Company.

(i) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties hereto, with respect to the subject matter hereof.

(j) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(k) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(l) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(m) This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that the Placement Agents shall be intended third party beneficiaries of the representations and warranties of the Company in Section 3 hereof and of the Subscriber in Section 4 hereof.

(n) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(o) EACH PARTY HERETO HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION,

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PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY HERETO AGAINST ANY OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES HERETO FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(p) The parties hereto agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the state of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the state of Delaware) (collectively the “Designated Courts”). Each party hereto hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this subscription agreement may be brought in any other forum. Each party hereto hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties hereto also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties hereto have submitted to jurisdiction as set forth above.

(q) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(r) The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or the Placement Agents. Notwithstanding the foregoing, the Company shall not publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of Subscriber, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under NASDAQ regulations, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure.

(s) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase

Annex D-17

Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[The remainder of this page is intentionally left blank.]

Annex D-18

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

Holicity Inc.

By:
Name:
Title:
Address for Notices:

[SUBSCRIBER]

By:
Name:
Title:
Address for Notices:
Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:
Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

Annex D-19

ANNEX E

Form of Director Nomination Agreement

Annex E-1

Execution Version

DIRECTOR NOMINATION AGREEMENT

THIS DIRECTOR NOMINATION AGREEMENT (this “Agreement”) is made and entered into as of [          ], 2021 (the “Effective Time”), by and between Astra Space, Inc., a Delaware corporation (f/k/a Holicity Inc.) (the “Company”), Pendrell Holicity Holdings Corporation, a Washington corporation (the “Sponsor”) and Adam P. London and Chris C. Kemp (individually, a “Founder,” and collectively, the “Founders”),. Capitalized terms used but not otherwise defined in this Agreement have the respective meanings given to them in the Business Combination Agreement (as defined below).

WHEREAS, the Company and certain of its affiliates have consummated the business combination and the other transactions (collectively, the “Transactions”) contemplated by the Business Combination Agreement, dated as of February 2, 2021, by and among the Company, Holicity Inc., a Delaware corporation and Astra Space, Inc., a Delaware corporation (the “Business Combination Agreement”);

WHEREAS, in its capacity as the sponsor of the special purpose acquisition company that was the predecessor to the Company, the Sponsor desires that, after giving effect to the Transactions, it will continue to have representation on the Board so as to continue to create value for its direct and indirect equityholders (collectively with the Sponsor, the “Sponsor Parties”) and for the other direct and indirect equityholders of the Company; and

WHEREAS, in furtherance of the foregoing, the Sponsor desires to have certain director nomination rights with respect to the Company, and the Company and the Founders desire to provide the Sponsor, on behalf of the Sponsor Parties, with such rights, in each case, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficient of which are hereby acknowledged, each of the parties to this Agreement agrees as follows:

ARTICLE I
NOMINATION RIGHT

Section 1.1 Board Nomination Right.

(a) From the Effective Time until the termination of this Agreement in accordance with Section 2.1, at every meeting of the board of directors of the Company (the “Board”), or a committee thereof, or action by written consent, at or by which directors of the Company are appointed by the Board or are nominated to stand for election and elected by stockholders of the Company, the Sponsor shall have the right to appoint or nominate for election to the Board, as applicable, one (1) individual, to serve as director of the Company (the individual appointed or nominated by the Sponsor for election to the Board pursuant to this Section 1.1(a), a “Nominee”); provided, that such representative shall be reasonably acceptable to the Founders. At the Effective Time, the Nominee shall be Craig McCaw, who the Founders have confirmed as being reasonably acceptable to the Founders.

(b) The Company shall take all necessary actions within its control, including but not limited to calling a meeting of the Board or executing an action by unanimous written consent of the Board, such that, as of the Effective Time, the Nominee shall either be elected by the Company’s stockholders at the meeting held to approve the Transactions or appointed to the Board as of the Effective Time as a director of the Company.

(c) From and after the Effective Time, the Company shall take all actions necessary (including, without limitation, calling special meetings of the Board and the stockholders of the Company and recommending, supporting and soliciting proxies) to ensure that: (i) the Nominee is included in the Board’s slate of nominees to the stockholders of the Company for the election of directors of the Company and recommended by the Board at any meeting of stockholders called for the purpose of electing directors of the Company; and (ii) the Nominee, if up for election, is included in the proxy statement prepared by management of the Company in connection with the Company’s solicitation of proxies or consents in favor of the foregoing for every meeting of the stockholders of the

Annex E-2

Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of the Company or the Board with respect to the election of directors of the Company .

(d) If the Nominee ceases to serve for any reason, the Sponsor shall be entitled to designate and appoint or nominate such person’s successor in accordance with this Agreement and the Board shall promptly fill the vacancy with such successor Nominee; provided, that such successor shall be reasonably acceptable to the Founders.

(e) Notwithstanding any of this Section 1.1 to the contrary, the election or appointment of the Nominee to the Board shall be subject to the prior execution by the Nominee of an irrevocable resignation letter in the form attached hereto as Exhibit A.

(f) The Company shall indemnify the Nominee on the same basis as all other members of the Board and pursuant to an indemnity agreement with terms that are no less favorable to the Nominee than the indemnity agreements entered into between the Company and its other directors.

(g) The Nominee shall be entitled to compensation (including equity awards) that is consistent with the compensation received by other non-employee directors of the Company. In addition, the Company shall pay the reasonable, documented, out-of-pocket expenses incurred by the Nominee in connection with his or her services provided to or on behalf of the Company and its Subsidiaries, including attending Board and committee meetings or events attended on behalf of the Company or at the Company’s request.

(h) Notwithstanding the provisions of this Section 1.1, the Sponsor shall not be entitled to designate a Person as a nominee to the Board upon a written determination by the Board or relevant committee thereof that the Person would not be qualified under any applicable law, rule or regulation to serve as a director of the Company. In such an event, the Sponsor shall be entitled to select a Person as a replacement Nominee and the Company shall take all necessary actions within its control to cause that Person to be nominated as a Nominee, including, without limitation, taking such necessary actions to cause that Person to be nominated as a Nominee at the same meeting (or, if permitted, pursuant to the same action by written consent of the stockholders) as the initial Person was to be nominated; provided, than any such replacement Nominee shall be reasonably acceptable to the Founders.

Section 1.2 Founders Voting Agreement.

(a) For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Class A Common Stock and Class B Common Stock, by whatever name called, now owned or subsequently acquired by a Founder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(b) From the Effective Time until the termination of this Agreement in accordance with Section 2.1, each Founder agrees to vote, or cause to be voted, all Shares owned by such Founder, or over which such Founder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the Nominee be elected to the Board.

(c) From the Effective Time until the termination of this Agreement in accordance with Section 2.1, each Founder agrees to vote, or cause to be voted, all Shares owned by such Founder, or over which such Founder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the Charter will not be amended without the consent of the Sponsor.

ARTICLE II
miscellaneous

Section 2.1 Termination. This Agreement shall terminate automatically and become void and of no further force or effect, without any notice or other action by any Person, as of the first anniversary of the Effective Time.

Section 2.2 Notices. All notices, requests and other communications to the Company hereunder shall be in writing (including electronic transmission) and shall be given in accordance with the provisions of the Business

Annex E-3

Combination Agreement. All notices, requests and other communications to the Sponsor hereunder shall be in writing (including electronic transmission) to the following address and shall be given in accordance with the provisions of the Business Combination Agreement:

If to Sponsor, to:

Pendrell Holicity Holdings Corporation
2300 Carillon Point
Kirkland, WA 98033
Attention: Steve Ednie
Email: steve.ednie@pendrell.com

Section 2.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 2.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other party hereto, except notwithstanding any of the foregoing, the Sponsor may, in connection with a transfer of shares of the Company’s common stock to one of its Affiliates, assign its rights and obligations hereunder to such Affiliate transferee, in which case the prior consent of the Company shall not be required.

Section 2.5 No Third Party Beneficiaries. This Agreement is exclusively for the benefit of the parties hereto, and their respective successors and permitted assigns, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right by virtue of any applicable law in any jurisdiction to enforce any of the terms to this Agreement.

Section 2.6 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. Each party hereto acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement.

Section 2.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 2.8 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against the other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 2.8. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE SUBJECT MATTER HEREOF.

Annex E-4

Section 2.9 Specific Performance. The parties hereto acknowledge that the rights of each party hereto to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party hereto, money damages may be inadequate and such non-breaching party may have no adequate remedy at law. Accordingly, the parties hereto agree that such non-breaching party shall have the right to enforce its rights and the other party’s obligations hereunder by an action or actions for specific performance and/or injunctive relief (without posting of bond or other security), including any order, injunction or decree sought by such non-breaching party to cause the other party to perform its/their respective agreements and covenants contained in this Agreement and to cure breaches of this Agreement, without the necessity of proving actual harm and/or damages or posting a bond or other security therefore. Each party hereto further agrees that the only permitted objection that it may raise in response to any action for any such equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 2.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 2.11 Amendment. This Agreement may be amended, modified or supplemented at any time only by the written consent of all of the parties hereto, and any amendment, modification or supplement so effected shall be binding on all of the parties.

Section 2.12 Rights Cumulative. Except as otherwise expressly limited by this Agreement, all rights and remedies of each of the parties hereto under this Agreement will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement or law.

Section 2.13 Further Assurances. Each of the parties hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

Section 2.14 Enforcement. Each of the parties hereto covenants and agrees that the disinterested members of the Board have the right to enforce, waive or take any other action with respect to this Agreement on behalf of the Company.

Section 2.15 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[Signature Page Follows.]

Annex E-5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as a deed as of the date first written above.

ASTRA SPACE, INC.
By:
Name:	Chris Kemp
Title:	Chief Executive Officer
PENDRELL HOLICITY HOLDINGS CORPORATION
By:
Name:
Title:
FOUNDERS:

Adam P. London

Chris C. Kemp

Annex E-6

Exhibit A

FORM OF IRREVOCABLE RESIGNATION

[__], 2021

ASTRA SPACE, INC.
1900 Skyhawk Street
Alameda, California 94501

ATTENTION: SECRETARY

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 1.1(e) of the Director Nomination Agreement, dated as of [__], 2021 (the “Agreement”), by and between Astra Space, Inc., a Delaware corporation (f/k/a Holicity Inc.) (the “Company”), the Sponsor (as defined in the Agreement) and the Founders (as defined in the Agreement). If, following such time that the Agreement is terminated in accordance with its terms, the Board (as such term is defined in the Agreement) requests in writing that I resign as a director of the Company, I hereby tender the immediate resignation of my position as a director of the Company and from any and all committees of the Board on which I serve, such resignation effective as of the time of the Board’s such written request.

This resignation may not be withdrawn by me at any time.

Sincerely,

___________________

[Applicable Nominee]

Annex E-7

ANNEX F

Astra SPACE, Inc.
2021 Omnibus Incentive Plan

1.    DEFINED TERMS

Exhibit A, which is incorporated by reference, defines certain terms used in the Plan and includes certain operational rules related to those terms.

2.    PURPOSE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock and Stock-based Awards.

3.    ADMINISTRATION

The Plan will be administered by the Administrator. The Administrator has discretionary authority, subject only to the express provisions of the Plan, (i) to administer and interpret the Plan and any Awards; (ii) to determine eligibility for and grant Awards; (iii) to determine the exercise price or the base value from which appreciation is measured, or the purchase price, if any, applicable to any Award; (iv) to determine, modify, accelerate or waive the terms and conditions of any Award; (v) to determine the form of settlement of Awards (whether in cash, shares of Stock, other Awards or other property); (vi) to prescribe forms, rules and procedures relating to the Plan and Awards; and (vii) otherwise to do all things necessary or desirable to carry out the purposes of the Plan or any Award. Determinations of the Administrator made with respect to the Plan or any Award are conclusive and bind all persons.

4.    LIMITS ON AWARDS UNDER THE PLAN

4.1 Number of Shares. Subject to adjustment as provided in Section 8.2, the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan is [●]1 shares (the “Initial Share Pool”). The Initial Share Pool will automatically increase on January 1 of each year from 2022 to 2031 by the lesser of (i) five percent (5%) of the sum of the number of shares of (x) Stock and (y) the Company’s Class B common stock, par value $0.0001 per share, in each case, outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares of Stock determined by the Board on or prior to such date for such year (the Initial Share Pool as it may be so increased, the “Share Pool”). Up to [●]2 shares of Stock from the Share Pool may be delivered in satisfaction of ISOs, but nothing in this Section 4.1 will be construed as requiring that any, or any fixed number of, ISOs is awarded under the Plan. For purposes of this Section 4.1, shares of Stock will not be treated as delivered under the Plan, and will not reduce the Share Pool, unless and until they are actually delivered to a Participant. Without limiting the generality of the foregoing, the number of shares of Stock delivered in satisfaction of Awards will be determined (i) by excluding shares of Stock withheld by the Company in payment of the exercise price or purchase price of any Award or in satisfaction of tax withholding requirements with respect to any Award; (ii) by including only the number of shares of Stock delivered in settlement of a SAR any portion of which is settled in Stock; and (iii) by excluding any shares of Stock underlying Awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by the Company without the delivery (or retention, in the case of Restricted Stock or Unrestricted Stock) of Stock. For the avoidance of doubt, the Share Pool will not be increased by any shares of Stock delivered under the Plan that are subsequently repurchased using proceeds directly attributable to Stock Option exercises. The limits set forth in this Section 4.1 will be construed to comply with Section 422.

____________

1              Note to Draft: Initial Share Pool to equal approximately (A) ten percent (10%) of the number of shares outstanding immediately following the merger plus (B) the number of shares underlying outstanding awards under the existing Astra plan granted prior to February 2, 2021.

2              Note to Draft: To include number equal to the Initial Share Pool.

Annex F-1

4.2 Substitute Awards. The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), shares of Stock delivered in respect of Substitute Awards will be in addition to and will not reduce the Share Pool. Notwithstanding the foregoing or anything in Section 4.1 to the contrary, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the delivery (or retention, in the case of Restricted Stock or Unrestricted Stock) of Stock, the shares of Stock previously subject to such Award will not increase the Share Pool or otherwise be available for future grant under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all.

4.3 Type of Shares. Stock delivered by the Company under the Plan may be authorized but unissued Stock, treasury Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan.

4.4 Director Limits. Notwithstanding anything to the contrary in the Plan or any other plan or policy of the Company, the aggregate value of all compensation granted or paid to any Director with respect to any calendar year, including Awards granted under the Plan and cash fees or other compensation paid by the Company to such Director outside of the Plan for his or her services as a Director during such calendar year, may not exceed $750,000 in the aggregate ($1,000,000 in the aggregate with respect to a Director’s first year of service on the Board), calculating the value of any Awards based on the grant date fair value in accordance with the Accounting Rules, assuming a maximum payout. For the avoidance of doubt, the limitation in this Section 4.4 will not apply to any compensation granted or paid to a Director for his or her services to the Company or a subsidiary other than as a Director.

5.    ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among Employees and Directors of, and consultants and advisors to, the Company and its subsidiaries. Eligibility for ISOs is limited to individuals described in the first sentence of this Section 5 who are employees of the Company or of a “parent corporation” or “subsidiary corporation” of the Company as those terms are defined in Section 424 of the Code. Eligibility for Stock Options, other than ISOs, and SARs is limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the Award to the Company or to a subsidiary of the Company that would be described in the first sentence of Treasury Regulation § 1.409A-1(b)(5)(iii)(E).

6.    RULES APPLICABLE TO All AWARDS

6.1 Award Provisions. The Administrator will determine the terms and conditions of all Awards, subject to the limitations provided herein. Each Award granted under the Plan will be evidenced by an Award agreement in such form as the Administrator determines (any such agreement, an “Award Agreement”). No term of an Award will provide for automatic “reload” grants of additional Awards upon the exercise of a Stock Option or SAR. By accepting (or, under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant will be deemed to have agreed to the terms and conditions of the Award and the Plan. Notwithstanding any provision of the Plan to the contrary, Substitute Awards may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

6.2 Term of Plan. No Awards may be made after ten (10) years from the Date of Adoption, but previously granted Awards may continue beyond that date in accordance with their terms.

6.3 Transferability. Neither ISOs nor, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6.3, other Awards may be transferred other than by will or by the laws of descent and distribution. During a Participant’s lifetime, ISOs and, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6.3, SARs and NSOs may be exercised only by the Participant or the Participant’s legal representative. The Administrator may permit the gratuitous transfer (i.e., transfer not for value) of Awards other than ISOs, subject to applicable securities and other laws and such terms and conditions as the Administrator may determine.

6.4 Vesting; Exercisability. The Administrator will determine the time or times at which an Award vests or becomes exercisable and the terms and conditions on which a Stock Option or SAR remains exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting and/or exercisability of an Award

Annex F-2

(or any portion thereof), regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply if a Participant’s Employment ceases:

(a) Except as provided in (b) and (c) below, immediately upon the cessation of the Participant’s Employment each Stock Option and SAR (or portion thereof) that is then held by the Participant or by the Participant’s permitted transferees, if any, will cease to be exercisable and will terminate and each other Award that is then held by the Participant or by the Participant’s permitted transferees, if any, to the extent not then vested will be forfeited.

(b) Subject to (c) and (d) below, each Stock Option and SAR (or portion thereof) held by the Participant or the Participant’s permitted transferees, if any, immediately prior to the cessation of the Participant’s Employment, to the extent then vested and exercisable, will remain exercisable for the lesser of (i) a period of three (3) months following such cessation of Employment or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6.4, and will thereupon immediately terminate.

(c) Subject to (d) below, each Stock Option and SAR (or portion thereof) held by a Participant or the Participant’s permitted transferees, if any, immediately prior to the cessation of the Participant’s Employment due to his or her death or by the Company due to his or her Disability, to the extent then vested and exercisable, will remain exercisable for the lesser of (i) the one- (1) year period ending on the first anniversary of such cessation of Employment or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6.4, and will thereupon immediately terminate.

(d) All Awards (whether or not vested or exercisable) held by a Participant or the Participant’s permitted transferees, if any, immediately prior to the cessation of the Participant’s Employment will immediately terminate upon such cessation of Employment if the termination is for Cause or occurs in circumstances that in the determination of the Administrator would have constituted grounds for the Participant’s Employment to be terminated for Cause (in each case, without regard to the lapsing of any required notice or cure periods in connection therewith).

6.5 Additional Restrictions. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any Award at any time if the Participant is not in compliance with all applicable provisions of the Award Agreement and the Plan, or if the Participant breaches any non-competition, non-solicitation, non-disparagement, confidentiality or other restrictive covenant by which he or she is bound.

6.6 Recovery of Compensation. The Administrator may provide in any case that any outstanding Award (whether or not vested or exercisable), the proceeds from the exercise or disposition of any Award or Stock acquired under any Award, and any other amounts received in respect of any Award or Stock acquired under any Award will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted (or such Participant’s permitted transferee) is not in compliance with any provision of the Plan or any applicable Award, or any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment, or other restrictive covenant by which he or she is bound. Each Award will be subject to any policy of the Company or any of its subsidiaries that relates to trading on non-public information and permitted transactions with respect to shares of Stock, including limitations on hedging and pledging. In addition, each Award will be subject to any policy of the Company or any of its affiliates that provides for forfeiture, disgorgement, or clawback with respect to incentive compensation that includes Awards under the Plan and will be further subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards, including, without limitation, Section 10D of the Exchange Act. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees (or will be deemed to have agreed) to the terms of this Section 6.6 and any clawback, recoupment or similar policy of the Company or any of its subsidiaries and further agrees (or will be deemed to have further agreed) to cooperate fully with the Administrator, and to cause any and all permitted transferees of the Participant to cooperate fully with the Administrator, to effectuate any forfeiture or disgorgement described in this Section 6.6. Neither the Administrator nor the Company nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 6.6.

6.7 Taxes. The grant of an Award and the issuance, delivery, vesting and retention of Stock, cash or other property under an Award are conditioned upon the full satisfaction by the Participant of all tax and other withholding requirements with respect to the Award. The Administrator will prescribe such rules for the withholding of taxes and

Annex F-3

other amounts with respect to any Award as it deems necessary. Without limitation to the foregoing, the Company or any parent or subsidiary of the Company will have the authority and the right to deduct or withhold (by any means set forth herein or in an Award Agreement), or require a Participant to remit to the Company or a parent or subsidiary of the Company, an amount sufficient to satisfy all U.S. and non-U.S. federal, state and local income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and any Award hereunder and legally applicable to the Participant and required by law to be withheld (including, any amount deemed by the Company, in its discretion, to be an appropriate charge to the Participant even if legally applicable to the Company or any parent or subsidiary of the Company). The Administrator, in its sole discretion, may hold back shares of Stock from an Award or permit a Participant to tender previously-owned shares of Stock in satisfaction of tax or other withholding requirements (but not in excess of the maximum withholding amount consistent with the Award being subject to equity accounting treatment under the Accounting Rules). Any amounts withheld pursuant to this Section 6.7 will be treated as though such payment had been made directly to the Participant. In addition, the Company may, to the extent permitted by law, deduct any such tax and other withholding amounts from any payment of any kind otherwise due to a Participant from the Company or any parent or subsidiary of the Company.

6.8 Dividend Equivalents. The Administrator may provide for the payment of amounts (on terms and subject to such restrictions and conditions established by the Administrator) in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award whether or not the holder of such Award is otherwise entitled to share in the actual dividend or distribution in respect of such Award; provided, however, that (i) dividends or dividend equivalents relating to an Award that, at the dividend payment date, remains subject to a risk of forfeiture (whether service-based or performance-based) will be subject to the same risk of forfeiture as applies to the underlying Award, together with such additional limitations or restrictions as the Administrator may impose, and (ii) no dividends or dividend equivalents will be payable with respect to Stock Options or SARs. Any entitlement to dividend equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with, the applicable requirements of Section 409A.

6.9 Rights Limited. Nothing in the Plan or any Award will be construed as giving any person the right to be granted an Award or to continued employment or service with the Company or any of its subsidiaries, or any rights as a stockholder except as to shares of Stock actually delivered under the Plan. The loss of existing or potential profit in any Award will not constitute an element of damages in the event of a termination of a Participant’s Employment for any reason, even if the termination is in violation of an obligation of the Company or any of its subsidiaries to the Participant.

6.10 Coordination with Other Plans. Shares of Stock and/or Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or any of its subsidiaries. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or any of its subsidiaries may be settled in Stock (including, without limitation, Unrestricted Stock) under the Plan if the Administrator so determines, in which case the shares delivered will be treated as awarded under the Plan (and will reduce the number of shares thereafter available for delivery under the Plan in accordance with the rules set forth in Section 4).

6.11 Section 409A

(a) Without limiting the generality of Section 12.2 hereof, each Award will contain such terms as the Administrator determines and will be construed and administered such that the Award either qualifies for an exemption from the requirements of Section 409A or satisfies such requirements.

(b) Notwithstanding anything to the contrary in the Plan or any Award Agreement, the Administrator may unilaterally amend, modify or terminate the Plan or any outstanding Award, including, without limitation, changing the form of the Award, if the Administrator determines that such amendment, modification or termination is necessary or desirable to avoid the imposition of an additional tax, interest or penalty under Section 409A. If any provision of the Plan would otherwise frustrate or conflict with this intent, such provision will be interpreted and deemed amended so as to avoid such conflict. If an operational failure occurs with respect to the requirements of Section 409A, any affected Participant, by accepting an Award under the Plan, agrees to cooperate fully with the Company to correct such failure, to the extent possible, in accordance with any correction procedure established by the Internal Revenue Service. No provision of the Plan will be interpreted to transfer any liability for a failure to comply with Section 409A from a Participant or any other person or entity to the Company.

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(c) If a Participant is determined on the date of the Participant’s termination of Employment to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then, with regard to any payment that is considered nonqualified deferred compensation under Section 409A, to the extent applicable, payable on account of a “separation from service”, such payment will be made or provided on the date that is the earlier of (i) the first business day following the expiration of the six- (6) month period measured from the date of such “separation from service” and (ii) the date of the Participant’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 6.11(c) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid, without interest, on the first business day following the expiration of the Delay Period in a lump sum and any remaining payments due under the Award will be paid in accordance with the normal payment dates specified for them in the applicable Award Agreement.

(d) For purposes of Section 409A, each payment made under the Plan or any Award will be treated as a separate payment.

(e) With regard to any payment considered to be nonqualified deferred compensation under Section 409A, to the extent applicable, that is payable upon a change in control of the Company or other similar event, to the extent required to avoid the imposition of an additional tax, interest or penalty under Section 409A, no amount will be payable unless such change in control constitutes a “change in control event” within the meaning of Treasury Regulation § 1.409A-3(i)(5).

7.    Additional Rules Applicable to Stock Options and SARs

7.1 Time and Manner of Exercise. Unless the Administrator expressly provides otherwise, no Stock Option or SAR will be deemed to have been exercised until the Administrator receives a notice of exercise in a form acceptable to the Administrator that is signed by the appropriate person and accompanied by any payment required under the Award. The Administrator may limit or restrict the exercisability of any Stock Option or SAR in its discretion, including in connection with any Covered Transaction. Any attempt to exercise a Stock Option or SAR by any person other than the Participant will not be given effect unless the Administrator has received such evidence as it may require that the person exercising the Award has the right to do so.

7.2 Exercise Price. The exercise price (or the base value from which appreciation is to be measured) per share of each Award requiring exercise must be no less than one hundred percent (100%) (in the case of an ISO granted to a ten percent (10%) stockholder within the meaning of Section 422(b)(6) of the Code, one hundred ten percent (110%)) of the Fair Market Value of a share of Stock, determined as of the date of grant of the Award, or such higher amount as the Administrator may determine in connection with the grant.

7.3 Payment of Exercise Price. Where the exercise of an Award (or portion thereof) is to be accompanied by payment, payment of the exercise price must be made by cash or check acceptable to the Administrator or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of previously acquired unrestricted shares of Stock, or the withholding of unrestricted shares of Stock otherwise deliverable upon exercise, in either case that have a Fair Market Value equal to the exercise price; (ii) through a broker-assisted cashless exercise program acceptable to the Administrator; (iii) by other means acceptable to the Administrator; or (iv) by any combination of the foregoing permissible forms of payment. The delivery of previously acquired shares in payment of the exercise price under clause (i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.

7.4 Maximum Term. The maximum term of Stock Options and SARs must not exceed ten (10) years from the date of grant (or five (5) years from the date of grant in the case of an ISO granted to a ten percent (10%) stockholder described in Section 7.2 above).

7.5 No Repricing. Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Section 8 below, the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Stock Options or SARs to reduce the exercise price or base value of such Stock Options or SARs; (ii) cancel outstanding Stock Options or SARs in exchange for Stock Options or SARs that have an exercise price or base value that is less than the exercise

Annex F-5

price or base value of the original Stock Options or SARs; or (iii) cancel outstanding Stock Options or SARs that have an exercise price or base value greater than the Fair Market Value of a share of Stock on the date of such cancellation in exchange for cash or other consideration.

8.    EFFECT OF CERTAIN TRANSACTIONS

8.1 Mergers, etc. Except as otherwise expressly provided in an Award Agreement or other agreement or by the Administrator, the following provisions will apply in the event of a Covered Transaction:

(a) Assumption or Substitution. If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for (i) the assumption or continuation of some or all outstanding Awards or any portion thereof; or (ii) the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.

(b) Cash-Out of Awards. Subject to Section 8.1(e) below, the Administrator may provide for payment (a “cash-out”), with respect to some or all Awards or any portion thereof (including only the vested portion thereof, with the unvested portion terminating as provided in Section 8.1(d) below), equal in the case of each applicable Award or portion thereof to the excess, if any, of (i) the Fair Market Value of one (1) share of Stock multiplied by the number of shares of Stock subject to the Award or such portion, minus (ii) the aggregate exercise or purchase price, if any, of such Award or such portion thereof (or, in the case of a SAR, the aggregate base value above which appreciation is measured), in each case, on such payment and other terms and subject to such conditions (which need not be the same as the terms and conditions applicable to holders of Stock generally) as the Administrator determines, including that any amounts paid in respect of such Award in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate. For the avoidance of doubt, if the per-share exercise or purchase price (or base value) of an Award or portion thereof is equal to or greater than the Fair Market Value of one (1) share of Stock, such Award or portion may be cancelled with no payment due hereunder or otherwise in respect thereof.

(c) Acceleration of Certain Awards. Subject to Section 8.1(e) below, the Administrator may provide that any Award requiring exercise will become exercisable, in full or in part, and/or that the delivery of any shares of Stock remaining deliverable under any outstanding Award of Stock Units (including Restricted Stock Units and Performance Awards to the extent consisting of Stock Units) will be accelerated, in full or in part, in each case, on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following the exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction.

(d) Termination of Awards upon Consummation of Covered Transaction. Except as the Administrator may otherwise determine, each Award will automatically terminate (and in the case of outstanding shares of Restricted Stock, will automatically be forfeited) immediately upon the consummation of the Covered Transaction, other than (i) any Award that is assumed, continued or substituted for pursuant to Section 8.1(a) above, and (ii) any Award that by its terms, or as a result of action taken by the Administrator, continues following the Covered Transaction.

(e) Additional Limitations. Any share of Stock and any cash or other property or other award delivered pursuant to Section 8.1(a), Section 8.1(b) or Section 8.1(c) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate, including to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in connection with the Covered Transaction. For purposes of the immediately preceding sentence, a cash-out under Section 8.1(b) above or an acceleration under Section 8.1(c) above will not, in and of itself, be treated as the lapsing (or satisfaction) of a performance or other vesting condition. In the case of Restricted Stock that does not vest and is not forfeited in connection with the Covered Transaction, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

(f) Uniform Treatment. For the avoidance of doubt, the Administrator need not treat Participants or Awards (or portions thereof) in a uniform manner, and may treat different Participants and/or Awards differently, in connection with a Covered Transaction.
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8.2 Changes in and Distributions with Respect to Stock

(a) Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure that constitutes an equity restructuring within the meaning of the Accounting Rules, the Administrator will make appropriate adjustments to the maximum number of shares of Stock specified in Section 4.1 that may be delivered under the Plan, and will make appropriate adjustments to the number and kind of shares of stock or securities underlying Awards then outstanding or subsequently granted, any exercise or purchase prices (or base values) relating to Awards and any other provision of Awards affected by such change.

(b) Certain Other Adjustments. The Administrator may also make adjustments of the type described in Section 8.2(a) above to take into account distributions to stockholders other than those provided for in Sections 8.1 and 8.2(a), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any Award.

(c) Continuing Application of Plan Terms. References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 8.

9.    LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. The Company may require, as a condition to the exercise of an Award or the delivery of shares of Stock under an Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of U.S. federal securities laws, or any applicable state or non-U.S. securities law. Any Stock delivered to Participants under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Stock issued under the Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.

10.    AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by applicable law, and may at any time suspend or terminate the Plan as to any future grants of Awards; provided, however, that except as otherwise expressly provided in the Plan or the applicable Award Agreement, the Administrator may not, without the Participant’s consent, alter the terms of an Award so as to affect materially and adversely the Participant’s rights under the Award, unless the Administrator expressly reserved the right to do so in the applicable Award Agreement. Any amendments to the Plan will be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law (including the Code), regulations or stock exchange requirements, as determined by the Administrator. For the avoidance of doubt, without limiting the Administrator’s rights hereunder, no adjustment to any Award pursuant to the terms of Section 8 or Section 13 will be treated as an amendment requiring a Participant’s consent.

11.    OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not affect the right of the Company or any of its subsidiaries to grant any person bonuses or other compensation in addition to Awards under the Plan. The Company, in establishing and maintaining the Plan as a voluntary and unilateral undertaking, expressly disavows the creation of any rights in Participants or others claiming entitlement under the Plan or any obligations on the part of the Company or any of its subsidiaries, or the Administrator, except as expressly provided herein. No Award will be deemed to be salary or compensation for the purpose of computing benefits under any employee benefit, severance, pension or retirement plan of the Company or any of its subsidiaries, unless the Administrator determines otherwise, applicable law provides otherwise or the terms of such plan expressly include such compensation.

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12.    MISCELLANEOUS

12.1 Waiver of Jury Trial. By accepting or being deemed to have accepted an Award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting or being deemed to have accepted an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or any Award to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an Award hereunder.

12.2 Limitation of Liability. Notwithstanding anything to the contrary in the Plan or any Award, neither the Company, nor any of its subsidiaries, nor the Administrator, nor any person acting on behalf of the Company, any of its subsidiaries, or the Administrator, will be liable to any Participant, to any permitted transferee, to the estate or beneficiary of any Participant or any permitted transferee, or to any other person by reason of any acceleration of income, any additional tax, or any penalty, interest or other liability asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code, or otherwise asserted with respect to any Award.

12.3 Unfunded Plan. Neither the Plan nor any Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person or entity. The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any Award. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.

12.4 Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any applicable law (as determined by the Administrator), such provision will be construed or deemed amended to conform to such applicable law or laws in the manner that most closely reflects the original intent of the Award or the Plan, or if it cannot be so construed or deemed amended without materially altering such intent (as determined by the Administrator), such provision will be construed or deemed stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award will remain in full force and effect.

13.    Rules for Participants in Certain Jurisdictions

The Administrator may at any time and from time to time (including before or after an Award is granted) establish, adopt or revise any rules and regulations as it may deem necessary or advisable for purposes of satisfying applicable blue sky, securities, tax or other laws of various jurisdictions, including by establishing one or more sub-plans, supplements or appendices under the Plan or any Award Agreement setting forth (i) such limitations on the Administrator’s discretion under the Plan and (ii) such additional or different terms and conditions, in each case, as the Administrator deems necessary or advisable. Any such sub-plan, supplement, appendix, rule or regulation will be deemed to be a part of the Plan but will apply only to Participants within the applicable jurisdiction (as determined by the Administrator); provided, however, that no sub-plan, supplement, appendix, rule or regulation established pursuant to this provision will increase the Share Pool.

14.    GOVERNING LAW

14.1 Certain Requirements of Corporate Law. Awards and shares of Stock will be granted, issued and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case, as determined by the Administrator.

14.2 Other Matters. Except as otherwise provided by the express terms of an Award Agreement, under a sub-plan described in Section 13 or as provided in Section 14.1 above, the laws of the State of Delaware govern the

Annex F-8

provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of or based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

14.3 Jurisdiction. Subject to Section 12.1 and except as may be expressly set forth in an Award Agreement, by accepting (or being deemed to have accepted) an Award, each Participant agrees or will be deemed to have agreed to (i) submit irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Award; (ii) not commence any suit, action or other proceeding arising out of or based upon the Plan or any Award, except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware; and (iii) waive, and not assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that he or she is not subject personally to the jurisdiction of the above-named courts that his or her property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or any Award or the subject matter thereof may not be enforced in or by such court.

*    *    *    *

Annex F-9

Exhibit A

Defined terms

The following terms, when used in the Plan, have the meanings and are subject to the provisions set forth below:

“Accounting Rules”: Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.

“Administrator”: The Compensation Committee, except with respect to such matters that are not delegated to the Compensation Committee by the Board (whether pursuant to committee charter or otherwise). The Compensation Committee (or the Board, with respect to such matters over which it retains authority under the Plan or otherwise) may delegate (i) to one or more of its members (or one or more other members of the Board) such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant Awards to the extent permitted by Section 152 or 157(c) of the Delaware General Corporation Law; and (iii) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. For purposes of the Plan, the term “Administrator” will include the Board, the Compensation Committee, and the person or persons delegated authority under the Plan to the extent of such delegation, as applicable.

“Award”: Any or a combination of the following:

(i) Stock Options.

(ii) SARs.

(iii) Restricted Stock.

(iv) Unrestricted Stock.

(v) Stock Units, including Restricted Stock Units.

(vi) Performance Awards.

(vii) Awards (other than Awards described in (i) through (vii) above) that are convertible into or otherwise based on Stock.

“Board”: The board of directors of the Company.

“Cause”: In the case of a Participant who is party to a currently effective employment, consulting, advisory, separation, severance or other agreement with the Company or any of its subsidiaries in which “cause” (or a similar term) is defined, “Cause” means the occurrence of any circumstance constituting “cause” (or such similar term) pursuant to the terms of such agreement. In every other case, “Cause” means the occurrence of any of the following, as determined by the Administrator in its sole discretion: (i) the Participant’s material failure to perform (other than by reason of disability), or substantial negligence or misconduct in the performance of, the Participant’s duties and responsibilities for the Company or any of its subsidiaries; (ii) the Participant’s breach of any confidentiality, invention assignment, non-competition, non-solicitation, no-hire, non-disparagement or other restrictive covenant obligation set forth in any written agreement by and between the Participant and the Company or any of its subsidiaries; (iii) the Participant’s material breach of any other provision of any written agreement by and between the Participant and the Company or any of its subsidiaries; (iv) the Participant’s material violation of any applicable policy or code of conduct of the Company or any of its subsidiaries; (v) the Participant’s indictment for or commission of, or plea of nolo contendere to, any felony or any crime involving moral turpitude; or (vi) other conduct by the Participant that is or reasonably could be expected to be harmful to the business interests or reputation of the Company or any of its subsidiaries; provided, that if the Administrator determines, following termination of the Participant’s employment or other service for any reason other than Cause, that such termination could have been for Cause, then the Participant’s employment will be deemed to have been terminated for Cause for all purposes hereunder, retroactive to the date of such Participant’s termination of employment or other service.

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“Change of Control”: The occurrence of any of the following events:

(i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power of the Company’s then outstanding voting securities;

(ii) the consummation by the Company of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation (in substantially the same proportions relative to each other as immediately prior to the transaction); or

(iii) the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets (it being understood that the sale or spinoff of one or more divisions of the Company will not necessarily constitute the sale or disposition of all or substantially all of the Company’s assets).

Further, for the avoidance of doubt, a transaction will not constitute a Change of Control if: (y) its sole purpose is to change the state of the Company’s incorporation; or (z) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

“Code”: The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect, including any applicable regulations and guidance thereunder.

“Company”: Astra Space, Inc.

“Compensation Committee”: The compensation committee of the Board.

“Covered Transaction”: Any of (i) a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert; (ii) a sale or transfer of all or substantially all the Company’s assets; (iii) a Change of Control; or (iv) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction will be deemed to have occurred upon consummation of the tender offer.

“Date of Adoption”: The earlier of the date the Plan was approved by the Company’s stockholders or adopted by the Board, as determined by the Compensation Committee.

“Director”: A member of the Board who is not an Employee.

“Disability”: In the case of any Participant who is party to a currently effective employment, consulting, advisory, separation, severance or other agreement with the Company or any of its subsidiaries in which “disability” (or a similar term) is defined, “Disability” means the occurrence of a “disability” (or such similar term) pursuant to the terms of such agreement. In every other case, “Disability” means, as determined by the Administrator, the Participant’s absence from work for a period in excess of ninety (90) days in any twelve- (12) month period due to a disability that would entitle the Participant to receive benefits under the Company’s long-term disability program as in effect from time to time (if the Participant were a participant in such program).

“Employee”: Any person who is employed by the Company or any of its subsidiaries.

“Employment”: A Participant’s employment or other service relationship with the Company or any of its subsidiaries. Employment will be deemed to continue, unless the Administrator otherwise determines, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to, the Company or any of its subsidiaries; provided, that Employment, with respect to a Participant who receives an Award as an Employee, refers only to such Participant’s service as an Employee, except as the Administrator otherwise determines.

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If a Participant’s employment or other service relationship is with any subsidiary of the Company and that entity ceases to be a subsidiary of the Company, the Participant’s Employment will be deemed to have terminated when the entity ceases to be a subsidiary of the Company unless the Participant transfers Employment to the Company or one of its remaining subsidiaries. Notwithstanding the foregoing, in construing the provisions of any Award relating to the payment of “nonqualified deferred compensation” (subject to Section 409A) upon a termination or cessation of Employment, references to termination or cessation of employment, separation from service, retirement or similar or correlative terms will be construed to require a “separation from service” (as that term is defined in Treasury Regulation § Section 1.409A-1(h), after giving effect to the presumptions contained therein) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single “service recipient” with the Company under Treasury Regulation § 1.409A-1(h)(3). The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Treasury Regulation § 1.409A-1(h) for purposes of determining whether a “separation from service” has occurred. Any such written election will be deemed a part of the Plan.

“Exchange Act”: The Securities Exchange Act of 1934, as amended.

“Fair Market Value”: As of a particular date, (i) the closing price for a share of Stock reported on the Nasdaq Stock Market (or any other national securities exchange on which the Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the immediately preceding date on which a closing price was reported; or (ii) in the event that the Stock is not traded on a national securities exchange, the fair market value of a share of Stock determined by the Administrator consistent with the rules of Section 422 and Section 409A to the extent applicable.

“ISO”: A Stock Option intended to be an “incentive stock option” within the meaning of Section 422. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be an NSO unless, as of the date of grant, it is expressly designated as an ISO in the applicable Award Agreement.

“NSO”: A Stock Option that is not intended to be an “incentive stock option” within the meaning of Section 422.

“Participant”: A person who is granted an Award under the Plan.

“Performance Award”: An Award subject to performance vesting conditions, which may include Performance Criteria.

“Performance Criteria”: Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. A Performance Criterion and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss and may be applied to a Participant individually, or to a business unit or division of the Company or to the Company as a whole. A Performance Criterion may also be based on individual performance and/or subjective performance criteria. The Administrator may provide that one or more of the Performance Criteria applicable to an Award will be adjusted in a manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

“Plan”: The Astra Space, Inc. 2021 Omnibus Incentive Plan, as from time to time amended and in effect.

“Restricted Stock”: Stock subject to restrictions requiring that it be forfeited, redelivered or offered for sale to the Company if specified performance or other vesting conditions are not satisfied.

“Restricted Stock Unit”: A Stock Unit that is, or as to which the delivery of Stock or of cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

“SAR”: A right entitling the holder upon exercise to receive an amount (payable in cash or in shares of Stock of equivalent value) equal to the excess of the Fair Market Value of the shares of Stock subject to the right over the base value from which appreciation under the SAR is to be measured.

“Section 409A”: Section 409A of the Code and the regulations thereunder.

“Section 422”: Section 422 of the Code and the regulations thereunder.

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“Stock”: Class A common stock of the Company, par value $0.0001 per share.

“Stock Option”: An option entitling the holder to acquire shares of Stock upon payment of the exercise price.

“Stock Unit”: An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.

“Substitute Awards”: Awards granted under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.

“Unrestricted Stock”: Stock not subject to any restrictions under the terms of the Award.

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ANNEX G

Astra Space, Inc. 2021 Employee Stock Purchase Plan

1.    Defined Terms

Exhibit A, which is incorporated by reference, defines certain terms used in the Plan and includes certain operational rules related to those terms.

2.    Purpose of Plan

The Plan is intended to enable Eligible Employees to use payroll deductions to purchase shares of Stock in offerings under the Plan, and thereby acquire an interest in the Company. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 and to be exempt from the application and requirements of Section 409A of the Code, and is to be construed accordingly.

3.    Options to Purchase Stock

Subject to adjustment pursuant to Section 16 of the Plan, the maximum aggregate number of shares of Stock available for purchase pursuant to the exercise of Options granted under the Plan will be [●] shares (the “Initial Share Pool”). The Initial Share Pool will automatically increase on January 1 of each year from 2021 to 2030 by the lesser of (i) one percent (1%) of the sum of the number of shares of (x) Stock and (y) the Company’s Class B common stock, par value $0.0001 per share, in each case, outstanding as of the close of business on the immediately preceding December 31 and (ii) the number of shares of Stock determined by the Board on or prior to such date for such year (the Initial Share Pool, as it may be so increased, the “Share Pool”). Notwithstanding the foregoing, the Administrator may act prior to January 1 of a given year to provide that there will be no such increase in the Share Pool for that year. The shares of Stock to be delivered upon exercise of Options under the Plan may be either shares of authorized but unissued Stock, treasury Stock, or previously issued Stock acquired by the Company. If any Option granted under the Plan expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares of Stock subject to such Option will not reduce the Share Pool and will again be available for purchase under the Plan. If, on an Exercise Date, the total number of shares of Stock that would otherwise be subject to Options granted under the Plan exceeds the number of shares then available in the Share Pool, the Administrator will make a pro rata allocation of the shares remaining available for purchase under the Plan in as uniform a manner as is practicable and as it determines to be equitable. In such event, the Administrator will notify each Participant of such reduction and of the effect on the Participant’s Options and may reduce the rate of a Participant’s payroll deductions, if necessary.

4.    Eligibility

4.1 Eligibility Requirements. Subject to Section 14 of the Plan, and the exceptions and limitations set forth in Section 4.2, Section 4.3, and Section 6 of the Plan, or as may be provided elsewhere in the Plan or in any sub-plan contemplated by Section 23, each Employee [(i) who has been continuously employed by the Company or a Designated Subsidiary, as applicable, for a period of at least [sixty] ([60]) calendar days as of the first day of an Option Period, provided, that the foregoing limitation shall not apply with respect to participation in the initial Offering Period, (ii) whose customary Employment with the Company or a Designated Subsidiary, as applicable, is for more than [five (5)] months per calendar year and (iii) who customarily works [twenty (20)] hours or more per week] will be an Eligible Employee.

4.2 Five Percent Shareholders. No Employee may be granted an Option under the Plan if, immediately after the Option is granted, the Employee would own (or pursuant to Section 424(d) of the Code would be deemed to own) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of its Parent or Subsidiaries, if any.

4.3 Additional Requirements. The Administrator may, for Option Periods that have not yet commenced, establish additional or other eligibility requirements, or amend the eligibility requirements set forth in Section 4.1 above, in each case, consistent with the requirements of Section 423.

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5.    Option Periods

The Plan will generally be implemented by a series of separate offerings referred to as “Option Periods.” Unless otherwise determined by the Administrator, including with respect to the initial Option Period, the Option Periods will be consecutive and overlapping periods of approximately twenty-four (24) months commencing on each January 15 and July 15 and ending twenty-four (24) months later on January 14 or July 14, as applicable, with each Option Period having four six- (6) month Purchase Periods that will commence on each January 15 and July 15 and end on each July 14 or January 14, as applicable, during the Option Period. Notwithstanding the foregoing, the initial Option Period under the Plan will commence immediately upon the consummation of the transactions contemplated pursuant to the Business Combination Agreement, dated as of February 2, 2021, by and between Holicity Inc., Holicity Merger Sub Inc., and Astra Space, Inc. (as amended from time to time), and end on [January 14], 2023, with the first Purchase Period ending on January 14, 2022 (and the first Exercise Date being January 17, 2022), and the second Purchase Period under the initial Option Period, beginning on January 15, 2022 and ending on July 14, 2022 (and the second Exercise Date being July 15, 2022). The second Option Period will begin on [July 15], 2021. The Administrator may change the commencement date, the Purchase Periods and Exercise Dates, and the ending date and the duration of each Option Period, in each case, to the extent permitted by Section 423; provided, however, that no Option may be exercised after twenty-seven (27) months from its grant date.

6.    Option Grant

Subject to the requirements and limitations set forth in Sections 4 and 10 of the Plan and the Maximum Share Limit, on the first day of an Option Period, each Participant will automatically be granted an Option to purchase shares of Stock on the applicable Exercise Date; provided, however, that no Participant will be granted an Option under the Plan that permits the Participant’s right to purchase shares of Stock under the Plan and under all other employee stock purchase plans of the Company and its Parent and Subsidiaries, if any, to accrue at a rate that exceeds $25,000 in Fair Market Value (or such other maximum as may be prescribed from time to time by the Code) for each calendar year during which any Option granted to such Participant is outstanding at any time, as determined in accordance with Section 423(b)(8) of the Code.

7.    Method of Participation

7.1 Initial Option Period. Notwithstanding the provisions of Section 7.2, every individual who is an Eligible Employee as of the first day of the initial Option Period will be automatically enrolled to participate in the initial Option Period, at a rate equal to [one percent (1%)] of the employee’s Eligible Compensation per payroll period. Each Eligible Employee must submit to the Administrator an acknowledgment form in the form attached as Exhibit B hereto (the “Acknowledgment Form”) no later than [ten] ([10]) business days following the effective date of the Form S-8 registration statement with respect to the issuance of Stock under this Plan; provided, that any Eligible Employee who does not timely submit an Acknowledgment Form will continue to participate in the Plan in accordance with the terms of the automatic enrollment contemplated herein. Payroll deductions will commence as soon as practicable following the effective date of such Form S-8 registration statement, with the first such deduction retroactive to the first day of the initial Option Period. Eligible Employees may participate in subsequent Option Periods in accordance with the remaining provisions of this Section 7.

7.2 Payroll Deduction and Participation Authorization. To participate in an Option Period (other than the initial Option Period), an Eligible Employee must execute and deliver to the Administrator a payroll deduction and participation authorization form in accordance with the procedures prescribed by, and in a form acceptable to, the Administrator and, in so doing, the Eligible Employee will thereby become a Participant as of the first day of such Option Period. Such an Eligible Employee will remain a Participant with respect to subsequent Option Periods until his or her participation in the Plan is terminated as provided herein. Such payroll deduction and participation authorization must be delivered not later than [fifteen] ([15]) calendar days prior to the first day of an Option Period, or such other time prior to the first day of an Option Period as specified by the Administrator.

7.3 Automatic Transfer. To the extent applicable and permitted by applicable laws, if the Fair Market Value of a share of Stock on the last day of a Purchase Period within a particular Option Period is less than the Fair Market Value per share of Stock on the first day of such Option Period, then the balance of accumulated payroll deductions credited to the Account of each Participant enrolled in such Option Period will be applied to purchase shares of Stock in accordance with Section 10.1 and that Option Period then will terminate automatically. Each Participant enrolled in

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the terminated Option Period will be enrolled automatically in the immediately following Option Period, as of the first day thereof, with the Participant’s payroll deductions determined by reference to such Participant’s payroll deduction authorization most recently submitted to the Company in accordance with the terms of the Plan.

7.4 Changes to Payroll Deduction Authorization for Subsequent Option Periods. A Participant’s payroll deduction authorization will remain in effect for subsequent Option Periods unless the Participant files a new authorization not later than [fifteen] ([15]) calendar days prior to the first day of the subsequent Option Period (or such other time as specified by the Administrator) or the Participant’s Option is cancelled pursuant to Section 13 or Section 14 of the Plan.

7.5 Changes to Payroll Deduction Authorization for Current Option Period. Other than as provided on the Acknowledgment Form with respect to the initial Option Period, during an Option Period, a Participant’s payroll deduction authorization may not be increased or decreased, except that a Participant may terminate his or her payroll deduction authorization by canceling his or her Option in accordance with Section 13 of the Plan.

7.6 Payroll Deduction Percentage. Each payroll deduction authorization will authorize payroll deductions as a whole percentage from one to fifteen percent (1% to 15%) of the employee’s Eligible Compensation per payroll period.

7.7 Payroll Deduction Account. All payroll deductions made pursuant to this Section 7 will be credited to the Participant’s Account. Amounts credited to a Participant’s Account will not be required to be set aside in trust or otherwise segregated from the Company’s general assets.

8.    Method of Payment

Participants must pay for shares of Stock purchased under the Plan with accumulated payroll deductions credited to the Participant’s Account.

9.    Purchase Price

The Purchase Price of shares of Stock issued pursuant to the exercise of an Option on each Exercise Date will be eighty-five percent (85%) (or such greater percentage specified by the Administrator to the extent permitted under Section 423) of the lesser of (i) the Fair Market Value of a share of Stock on the date on which the Option was granted pursuant to Section 6 of the Plan (i.e., the first day of the Option Period) and (ii) the Fair Market Value of a share of Stock on the date on which the Option is deemed exercised pursuant to Section 10 of the Plan (i.e., the Exercise Date).

10.    Exercise of Options

10.1 Purchase of Shares. Subject to the limitations set forth in Section 6 of the Plan and this Section 10, with respect to each Purchase Period, on the applicable Exercise Date, each Participant will be deemed to have exercised his or her Option and the accumulated payroll deductions credited to the Participant’s Account will be applied to purchase the greatest number of shares of Stock (rounded down to the nearest whole share) that can be purchased with such Account balance at the applicable Purchase Price; provided, however, that no more than [●] shares of Stock may be purchased by a Participant on any Exercise Date, or such lesser number as the Administrator may prescribe in accordance with Section 423 (the “Maximum Share Limit”). As soon as practicable thereafter, shares of Stock so purchased will be placed, in book-entry form, into a record keeping account in the name of the Participant. No fractional shares will be purchased pursuant to the exercise of an Option under the Plan; any accumulated payroll deductions in a Participant’s Account that are not sufficient to purchase a whole share will be retained in the Participant’s Account for the subsequent Purchase Period or Option Period, as applicable, subject to earlier withdrawal by the Participant as provided in Section 13 hereof.

10.2 Return of Account Balance. Except as provided in Section 10.1 above with respect to fractional shares, any accumulated amount of payroll deductions in a Participant’s Account for an Option Period that are not used for the purchase of shares of Stock, whether because of the Participant’s withdrawal from participation in an Option Period or for any other reason, will be returned to the Participant (or his or her designated beneficiary or legal representative, as applicable), without interest, as soon as administratively practicable after such withdrawal or other event, as applicable. If the Participant’s accumulated payroll deductions on any Exercise Date would otherwise enable the Participant to purchase shares of Stock in excess of the Maximum Share Limit or the maximum Fair

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Market Value set forth in Section 6 of the Plan, the excess of the amount of the accumulated payroll deductions over the aggregate Purchase Price of the shares of Stock actually purchased will be retained in the Participant’s Account for the subsequent Purchase Period; provided, that, if an accumulated balance remains outstanding following the final Exercise Date applicable to the Participant, such amount will be returned to the Participant, without interest, as soon as administratively practicable after such final Exercise Date.

11.    Interest

No interest will accrue or be payable on any amount credited to the Account of any Participant.

12.    Taxes

Payroll deductions will be made on an after-tax basis. The Administrator will have the right to make such provision as it deems necessary for, and may condition the exercise of an Option on, the satisfaction of its obligations to withhold federal, state, local income or other taxes incurred by reason of the purchase or disposition of shares of Stock under the Plan. In the Administrator’s discretion and subject to applicable law, such tax obligations may be satisfied in whole or in part by delivery of shares of Stock to the Company, including shares of Stock purchased under the Plan, valued at Fair Market Value, but not in excess of the maximum withholding amount consistent with the award being subject to equity accounting treatment under the Accounting Rules.

13.    Cancellation and Withdrawal

A Participant who has been granted an Option or Options under the Plan may cancel all (but not less than all) of such Option or Options, as applicable, and terminate his or her participation in the Plan by notice to the Administrator in accordance with the procedures prescribed by, and in a form acceptable to, the Administrator. To be effective with respect to an upcoming Exercise Date, such cancellation notice must be delivered not later than [twenty] ([20]) calendar days prior to such Exercise Date (or such other time as specified by the Administrator). Upon such termination and cancellation, the balance credited to the Participant’s Account will be returned to the Participant, without interest, as soon as administratively practicable thereafter. For the avoidance of doubt, a Participant who reduces his or her withholding rate for a future Option Period to zero (0%) pursuant to Section 7 of the Plan will be deemed to have terminated his or her payroll deduction authorization and canceled his or her participation in the Plan as to such Option Period and all future Option Periods, unless the Participant delivers a new payroll deduction authorization for a subsequent Option Period in accordance with the rules of Section 7.4 of the Plan.

14.    Termination of Employment; Death of Participant

Upon the termination of a Participant’s employment with the Company or a Designated Subsidiary, as applicable, for any reason (including the death of a Participant during an Option Period prior to an Exercise Date) or in the event the Participant ceases to qualify as an Eligible Employee, the Participant will cease to be a Participant, any Option held by the Participant under the Plan will be canceled, the balance credited to the Participant’s Account will be returned to the Participant (or his or her estate or designated beneficiary in the event of the Participant’s death), without interest, as soon as administratively practicable thereafter, and the Participant will have no further rights under the Plan.

15.    Equal Rights; Participant’s Rights Not Transferable

All Participants granted Options in an offering under the Plan will have the same rights and privileges, consistent with the requirements set forth in Section 423. Any Option granted under the Plan will be exercisable during the Participant’s lifetime only by him or her and may not be sold, pledged, assigned, or transferred in any manner. In the event any Participant violates or attempts to violate the terms of this Section 15, as determined by the Administrator in its sole discretion, any Options granted to the Participant under the Plan may be terminated by the Company and, upon the return to the Participant of the balance credited to his or her Account, without interest, all of the Participant’s rights under the Plan will terminate.

16.    Change in Capitalization; Corporate Transaction

16.1 Change in Capitalization. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure that constitutes an

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equity restructuring within the meaning of the Accounting Rules, the Administrator will make appropriate adjustments to the aggregate number and type of shares of stock available under the Plan, the number and type of shares of stock granted under any outstanding Options, the maximum number and type of shares of stock purchasable under any outstanding Option, and/or the Purchase Price under any outstanding Option, in any case, in a manner that complies with Section 423.

16.2 Corporate Transaction. In the event of a sale of all or substantially all of the Stock or a sale of all or substantially all of the assets of the Company, or a merger or similar transaction in which the Company is not the surviving corporation or that results in the acquisition of the Company by another person, the Administrator may, in its discretion, (i) if the Company is merged with or acquired by another corporation, provide that each outstanding Option will be assumed or exchanged for a substitute Option granted by the acquiror or successor corporation or by a parent or subsidiary of the acquiror or successor corporation; (ii) cancel each outstanding Option and return the balances credited to the Participants’ Accounts, without interest, to the Participants; and/or (iii) pursuant to Section 18 of the Plan, terminate the Option Period on or before the date of the proposed sale, merger or similar transaction.

17.    Administration

The Plan will be administered by the Administrator. The Administrator has discretionary authority, subject only to the express provisions of the Plan, to administer and interpret the Plan; to determine eligibility under the Plan; to prescribe forms, rules and procedures relating to the Plan; and to otherwise do all things necessary or desirable to carry out the purposes of the Plan. Determinations of the Administrator made with respect to the Plan are conclusive and bind all persons.

The Administrator may specify the manner in which the Company and/or Employees are to provide notices and forms under the Plan, and may require that such notices and forms be submitted electronically.

18.    Amendment and Termination of Plan

18.1 Amendment. The Administrator reserves the right at any time or times to amend the Plan to any extent and in any manner it may deem advisable; provided, however, that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 will have no force or effect unless approved by the shareholders of the Company within twelve (12) months before or after its adoption.

18.2 Termination. The Administrator reserves the right at any time or times to suspend or terminate the Plan. In connection therewith, the Administrator may provide, in its sole discretion, either that outstanding Options will be exercisable on the Exercise Date for the applicable Option Period or on such earlier date as the Administrator may specify (in which case such earlier date will be treated as the Exercise Date for the applicable Option Period), or that the balance credited to each Participant’s Account will be returned to the Participant, without interest.

19.    Approvals

Shareholder approval of the Plan will be obtained prior to the date that is twelve (12) months after the date of Board approval. In the event that the Plan has not been approved by the shareholders of the Company prior to [insert the date that is first anniversary of the Board’s approval], all Options to purchase shares of Stock under the Plan will be cancelled and become null and void.

Notwithstanding anything herein to the contrary, the obligation of the Company to issue and deliver shares of Stock under the Plan will be subject to the approval required of any governmental authority in connection with the authorization, issuance, sale or transfer of such shares of Stock and to any requirements of any national securities exchange applicable thereto, and to compliance by the Company with other applicable legal requirements in effect from time to time.

20.    Participants’ Rights as Shareholders and Employees

A Participant will have no rights or privileges as a shareholder of the Company and will not receive any dividends in respect of any shares of Stock covered by an Option granted hereunder until such Option has been exercised, full payment has been made for such shares, and the shares have been issued to the Participant.

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Nothing contained in the provisions of the Plan will be construed as giving to any Employee the right to be retained in the employ of the Company or any Designated Subsidiary or as interfering with the right of the Company or any Designated Subsidiary to discharge, promote, demote or otherwise re-assign any Employee from one position to another within the Company or any Designated Subsidiary at any time.

21.    Restrictions on Transfer; Information Regarding Disqualifying Dispositions.

21.1 Restrictions on Transfer. Shares of Stock purchased under the Plan may, in the discretion of the Administrator, be subject to a restriction prohibiting the transfer, sale, pledge or alienation or such shares of Stock by a Participant, other than by will or by the laws of descent and distribution, for such period following such purchase as may be determined by the Administrator.

21.2 Disqualifying Dispositions. By electing to participate in the Plan, each Participant agrees to provide such information about any transfer of Stock acquired under the Plan that occurs within two (2) years after the first day of the Option Period in which such Stock was acquired and within one (1) year after the day such Stock was purchased as may be requested by the Company or any Designated Subsidiary in order to assist it in complying with applicable tax laws.

22.    Miscellaneous

22.1 Waiver of Jury Trial. By electing to participate in the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or with respect to any Option, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By electing to participate in the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or in respect of any Option to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an Option hereunder.

22.2 Limitation of Liability. Notwithstanding anything to the contrary in the Plan, neither the Company, nor any of its subsidiaries, nor the Administrator, nor any person acting on behalf of the Company, any of its subsidiaries, or the Administrator, will be liable to any Participant, to any permitted transferee, to the estate or beneficiary of any Participant or any permitted transferee, or to any other person by reason of any acceleration of income, any additional tax, or any penalty, interest or other liability asserted by reason of the failure of the Plan or any Option to satisfy the requirements of Section 423, or otherwise asserted with respect to the Plan or any Option.

22.3 Unfunded Plan. Neither the Plan nor any Option will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person or entity. The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any Option. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.

23.    Establishment of Sub-Plans

Notwithstanding the foregoing or any provision of the Plan to the contrary, consistent with the requirements of Section 423, the Administrator may, in its sole discretion, amend the terms of the Plan or an offering and/or provide for separate offerings under the Plan in order to, among other things, reflect the impact of local law outside of the United States as applied to one or more Eligible Employees of a Designated Subsidiary and may, where appropriate, establish one or more sub-plans to reflect such amended provisions.

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24.    Governing Law

24.1 Certain Requirements of Corporate Law. Options and shares of Stock will be granted, issued and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

24.2 Other Matters. Except as otherwise provided by the express terms of a sub-plan described in Section 23 or as provided in Section 24.1, the laws of the State of Delaware govern the provisions of the Plan and of Options under the Plan and all claims or disputes arising out of or based upon the Plan or any Option or relating to the subject matter hereof or thereof without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

24.3 Jurisdiction. By electing to participant in the Plan, each Participant agrees or will be deemed to have agreed to (i) submit irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Option; (ii) not commence any suit, action or other proceeding arising out of or based upon the Plan or any Option, except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware; and (iii) waive, and not assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that he or she is not subject personally to the jurisdiction of the above-named courts that his or her property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or any Option or the subject matter thereof may not be enforced in or by such court.

25.    Effective Date and Term

The Plan will become effective upon adoption of the Plan by the Board and no rights will be granted hereunder after the earliest to occur of (i) the Plan’s termination by the Company; (ii) the issuance of all shares of Stock available for issuance under the Plan; and (iii) the day before the ten- (10) year anniversary of the date the Board approves the Plan.

*    *    *    *

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Exhibit A

Defined Terms

The following terms, when used in the Plan, have the meanings and are subject to the provisions set forth below:

“Account”: A notional payroll deduction account maintained in the Participant’s name on the books of the Company.

“Accounting Rules”: Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.

“Administrator”: The Compensation Committee, except with respect to such matters that are not delegated to the Compensation Committee by the Board (whether pursuant to committee charter or otherwise). The Compensation Committee (or the Board, with respect to such matters over which it retains authority under the Plan or otherwise) may delegate such of its duties, powers and responsibilities under the Plan as it may determine to one or more of its members (or one or more other members of the Board), or to officers or employees of the Company to the extent permitted by applicable law. In its sole discretion, the Board at any time may exercise any and all duties, powers and responsibilities of the Administrator under the Plan except with respect to matters that are required to be determined in the sole discretion of the Compensation Committee under United States securities law or otherwise, as applicable. For purposes of the Plan, the term “Administrator” will include the Board, the Compensation Committee, and the person or persons delegated authority under the Plan to the extent of such delegation, as applicable.

“Board”: The board of directors of the Company.

“Business Day”: Any day on which the established national exchange or trading system (including the Nasdaq Stock Market) on which the Stock is traded is available and open for trading.

“Code”: The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect, including any applicable regulations and guidance thereunder.

“Company”: Astra Space, Inc.

“Compensation Committee”: The compensation committee of the Board.

“Designated Subsidiary”: A Subsidiary of the Company that has been designated by the Board or the Compensation Committee of the Board from time to time as eligible to participate in the Plan. For the avoidance of doubt, any Subsidiary of the Company, whether or not a Subsidiary on the Effective Date, will be eligible to be designated as a Designated Subsidiary hereunder.

“Effective Date”: The date set forth in Section 25 of the Plan.

“Eligible Compensation”: Regular base salary, regular base wages and overtime payments (excluding, for the avoidance of doubt, any bonuses, commissions or equity or equity-based incentive payments or awards). Eligible Compensation will not be reduced by any income or employment tax withholdings or any contributions by the Employee to a 401(k) plan or a plan under Section 125 of the Code, but will be reduced by any contributions made on the Employee’s behalf by the Company or any Subsidiary to any deferred compensation plan or welfare benefit program now or hereafter established.

“Eligible Employee”: Any Employee who meets the eligibility requirements set forth in Section 4 of the Plan.

“Employee”: Any person who is employed by the Company or a Designated Subsidiary. For the avoidance of doubt, independent contractors and consultants are not “Employees”.

“Exercise Date”: Unless otherwise designated by the Administrator, the first Business Day following the last day of each Purchase Period.

“Fair Market Value”: As of a particular date, (i) the closing price for a share of Stock reported on the Nasdaq Stock Market (or any other national securities exchange on which the Stock is then listed) for that date or, if

Annex G-8

no closing price is reported for that date, the closing price on the immediately preceding date on which a closing price was reported; or (ii) in the event that the Stock is not traded on a national securities exchange, the fair market value of a share of Stock determined by the Administrator.

“Maximum Share Limit”: The meaning set forth in Section 10 of the Plan.

“Option”: An option granted pursuant to the Plan entitling the holder to acquire shares of Stock upon payment of the Purchase Price per share of Stock.

“Option Period”: An offering period established in accordance with Section 5 of the Plan.

“Parent”: A “parent corporation” as defined in Section 424(e) of the Code.

“Participant”: An Eligible Employee who is either automatically enrolled in the initial Option Period or who elects to participate in an Option Period under the Plan.

“Plan”: The Astra Space, Inc. 2021 Employee Stock Purchase Plan, as from time to time amended and in effect.

“Purchase Period” means the approximately six- (6) month period commencing on each January 15 and July 15 and ending on each July 14 or January 14 during an Option Period, except as otherwise determined by the Administrator in accordance with Section 5 (including with respect to the first Purchase Period in the initial Option Period).

“Purchase Price”: The price per share of Stock with respect to an Option Period determined in accordance with Section 9 of the Plan.

“Section 423”: Section 423 of the Code and the regulations thereunder.

“Stock”: Class A common stock of the Company, par value $0.0001 per share.

“Subsidiary”: A “subsidiary corporation” as defined in Section 424(f) of the Code.

*    *    *    *

Annex G-9

Exhibit B

Astra Space, Inc.
2021 Employee Stock Purchase Plan

Initial Option Period Acknowledgment/Change Form

Section 1 ACTIONS	Check desired action: ☐ Confirm Participation in ESPP ☐ Withdraw from ESPP
Section 2 PERSONAL DATA

Name:

Home Address:

______________________________________________________________

______________________________________________________________

______________________________________________________________

Section 3 ENROLLMENT CONFIRMED

I understand that I have been automatically enrolled in the Company’s 2021 Employee Stock Purchase Plan (the “Plan”). Capitalized terms used but not defined in this form will have the meanings ascribed to them in the Plan. I understand that my enrollment in the Plan was effective at the beginning of the initial Option Period and, as a result of that enrollment, I am electing to purchase shares of Stock of the Company pursuant to the terms and conditions of the Plan and this Acknowledgment Form. I understand that the shares purchased on my behalf will be issued in street name and deposited directly into my brokerage account. I hereby agree to take all steps, and sign all forms, required to establish an account with the Company’s broker for this purpose.

My participation will continue as long as I remain eligible, unless I withdraw from the Plan by filing a subsequent payroll deduction authorization form with the Company or any third party designated by the Company. I understand that I must notify the Company of any disposition of shares purchased under the Plan.

Section 4 ELECT CONTRIBUTION PERCENTAGE

I understand that I am currently enrolled in the Plan at a contribution level equal to one percent (1%) of my Eligible Compensation (regular base salary, regular base wages and overtime payments). My contributions, plus any accumulated contributions thus far during the current Option Period if this is a change, will be applied to the purchase of shares of Stock pursuant to the Plan.

I hereby authorize the Company to either (i) continue the enrollment at the one percent (1%) contribution level or (ii) continue the enrollment, but increase the contribution level, in either case by withholding from each of my paychecks such amount as is necessary to equal at the end of each Option Period the specified percentage of my Eligible Compensation paid during such Option Period, as long as I continue to participate in the Plan.

Check desired action:

☐    Continue my contribution level at 1%

☐    Increase my contribution level to _______%

(the increased percentage must be a whole number from 2% up to a maximum of 15%)

Note: After this initial election, you may not increase your contributions at any time within an ongoing Option Period. After this initial election, any increase or decrease in your contribution percentage can only take effect with the next Option Period, although you may terminate your payroll deduction authorization during an ongoing Option Period by canceling your Option in accordance with Section 13 of the Plan.

Annex G-10

Section 5 WITHDRAW FROM ESPP/DISCONTINUE CONTRIBUTIONS

Do not check the box below if you wish to continue to participate in the Plan.

☐    I understand that my enrollment in the Plan was automatically effective at the beginning of the initial Option Period. I hereby elect to, pursuant to Section 13 of the Plan, withdraw from the Plan and stop my contributions under the Plan, effective as soon as administratively practicable after this form is received by the Company. Any accumulated contributions will be returned to me without interest, pursuant to Section 13 of the Plan.

Note: No contributions will be made if you elect to withdraw from the Plan. You may elect to enroll in subsequent Option Periods in accordance with the terms of the Plan.

Section 6 ELECTRONIC DELIVERY AND ACCEPTANCE

The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. I hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through any online or electronic system established and maintained by the Company or a third party designated by the Company.

Section 7 ACKNOWLEDGMENT AND SIGNATURE

I acknowledge that I have received a copy of the Plan and the prospectus relating to the Plan (which summarizes the major features of the Plan). I have read the Plan and the prospectus and my signature below indicates that I hereby agree to be bound by the terms of the Plan.

Signature: _______________________________________________

Print Name: ______________________________________________

Date: ___________________________________________________

Annex G-11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, Holicity’s charter provides that a director will not be personally liable to Holicity or Holicity’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Holicity or Holicity’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Holicity’s charter provides that Holicity will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Holicity has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Holicity to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Holicity, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

New Astra’s certificate of incorporation will provide for indemnification of New Astra’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Astra’s bylaws will provide for indemnification of New Astra’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, New Astra will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Astra, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1

Business Combination Agreement, dated as of February 2, 2021, by and among Holicity Inc., Holicity Merger Sub Inc. and Astra Space, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

3.1	Certificate of Incorporation of Holicity Inc. (incorporated by reference to Exhibit 3.1 of Holicity’s Form S-1/A (File No. 333-239926), filed with the SEC on July 30, 2020.
3.2

Amended and Restated Certificate of Incorporation of Holicity Inc. (incorporated by reference to Exhibits 3.1 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on August 10, 2020).

3.3

Amendment No. 1 to Amended and Restated Certificate of Incorporation of Holicity Inc. (incorporated by reference to Exhibit 3.2 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on August 10, 2020).

3.4	Bylaws of Holicity Inc. (incorporated by reference to Exhibit 3.3 of Holicity’s Form S-1/A (File No. 333-239926), filed with the SEC on July 30, 2020).
3.5	Form of New Astra Charter (included as Annex B to this proxy statement/prospectus).
3.6	Form of New Astra Bylaws (included as Annex C to this proxy statement/prospectus).
4.1**	Specimen Class A Common Stock Certificate.
4.2

Warrant Agreement, dated as of August 4, 2020, between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Holicity Inc.’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on August 10, 2020).

5.1	Opinion of Winston & Strawn LLP as to the validity of the securities being registered.
8.1	Opinion of Winston & Strawn LLP as to certain tax matters.
10.1	Form of Astra Space, Inc. 2021 Omnibus Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).
10.2

Form of Subscription Agreement, dated February 2, 2021, by and between Holicity Inc., and the undersigned subscriber party thereto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).

10.3

Investors’ Rights Agreement, dated February 2, 2021, by and among Holicity Inc., Astra Space, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.2 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on February 2, 2021.

10.4

Form of Director Nomination Agreement, by and among Holicity Inc., Astra Space Inc. and the director to be named therein (attached to the proxy statement/prospectus, which forms a part of this registration statement as Annex E).

10.5

Support Agreement, dated as of February 2, 2021, by and among Holicity Inc. and certain Supporting Stockholders of Astra Space, Inc. (incorporated by reference to Exhibit 10.3 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on February 2, 2021.

10.6

Sponsor Agreement, dated as of February 2, 2021, by and among Pendrell Corporation and Astra Space, Inc. (incorporated by reference to Exhibit 10.4 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on February 2, 2021.

10.7	Form of Astra Space, Inc. 2021 Employee Stock Purchase Plan (attached to the proxy statement/prospectus, which forms a part of this registration statement as Annex G).
10.8**	Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Chris Kemp.
10.9**	Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Adam London.
10.10**	Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Kelyn Brannon.
10.11**	Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Martin Attiq.
23.1**	Consent of WithumSmith+Brown, PC.
23.2	Consent of Grant Thornton LLP.
23.3	Consent of Winston & Strawn LLP (included in Exhibit 5.1 hereto).
24.1	Power of Attorney (included on signature page hereto).
99.1*	Form of Preliminary Proxy Card.

Exhibit	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

____________

*        To be filed by amendment.

**      Previously filed.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington, on the 28th day of May, 2021.

Holicity Inc.
By:	/s/ Craig McCaw
Name:	Craig McCaw
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Craig McCaw and Steve Ednie his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Craig McCaw	Chief Executive Officer and Director	May 28, 2021
Craig McCaw	(Principal Executive Officer)
/s/ Randy Russell	Chief Investment Officer	May 28, 2021
Randy Russell
/s/ Steve Ednie	Chief Financial Officer and Secretary	May 28, 2021
Steve Ednie	(Principal Financial and Accounting Officer)
/s/ R. Gerard Salemme	Director	May 28, 2021
R. Gerard Salemme
/s/ Dennis Weibling	Director	May 28, 2021
Dennis Weibling
/s/ Wayne Perry	Director	May 28, 2021
Wayne Perry
/s/ Cathleen A. Massey	Director	May 28, 2021
Cathleen A. Massey